Exhibit 99.1

Entrée Gold Inc.

Lookout Hill Property

Technical Report
June 2010

AMEC Minproc
Rev0

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

IMPORTANT NOTICE

This notice is an integral component of this Technical Report and should be read in its entirety and must accompany every copy made of the Technical Report.

This Technical Report has been prepared for Entrée Gold Inc (Entrée) by AMEC Minproc Limited (“AMEC Minproc”).  The Technical Report is based on information and data supplied to AMEC Minproc by Entrée and other parties and where necessary AMEC Minproc has assumed that the supplied data and information is accurate and complete.

The conclusions and estimates stated in the Technical Report are to the accuracy stated in the Technical Report only and rely on assumptions stated in the Technical Report.  The results of further work may indicate that the conclusions, estimates and assumptions in this Technical Report need to be revised or reviewed.

AMEC Minproc has used its experience and industry expertise to produce the estimates and approximations in the Technical Report.  Where AMEC Minproc has made those estimates and approximations, it does not warrant the accuracy of those amounts and it should also be noted that all estimates and figures contained in the Technical Report will be prone to fluctuations with time and changing industry circumstances.

The Technical Report should be construed in light of the methodology, procedures and techniques used to prepare the Technical Report.  Sections or parts of the Technical Report should not be read or removed from their original context.

This Technical Report is intended to be used Entrée Gold subject to the terms and conditions of its contract with AMEC Minproc.  Recognizing that Entrée Gold has legal and regulatory obligations, AMEC Minproc has consented to the filing of the Technical Report with Canadian Securities Regulatory Authorities and its publishing on the SEDAR filing System.  Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Title Page
Project Name:	LOOKOUT HILL PROPERTY
Title:	Technical Report 2010
Location:	Omnogovi Aimag, Southern Mongolia
Effective Dates:
Effective Date of Technical Report:	9 June 2010
Effective Date of Mineral Reserves:	11 May 2010
Effective Date of Mineral Resources:
Hugo North and Hugo North Extension	20 February 2007
Heruga	30 March 2010

Qualified Persons:

•
Bernard Peters, B.  Eng.  (Mining), M.  AusIMM (201743), employed by AMEC Minproc Limited (formerly GRD Minproc Limited) as Principal Mining Consultant, was responsible for the overall preparation of the report.

•
Scott Jackson, B.Sc.  (Hons), CFSG, M.AusIMM (201735), employed by Quantitative Geoscience Pty Ltd (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•
John Vann, B.App.Sc., B.Sc.  (Hons), M.Sc., F.Aus.I.M.M.  (103352), F.A.I.G., M.S.E.G, employed by Quantitative Geoscience Pty Ltd (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•
Owen Cullingham, B.Sc., P.Geol.  (20409), P.Geo (M33886), employed by O.  R.  Cullingham Resource Consultant Ltd. and contracted by Entrée Gold Inc. as Independent Coal  Consultant, contributed to the preparation of sections related to coal exploration on the Lookout Hill West.

•
George R Stephan, E.M.  (Engineer of Mines), MBA, Qualified Professional Member Mining and Metallurgical Society of America, an employee of Stantec (formerly McIntosh Engineering), was responsible for the underground Mineral Reserve estimate of the Technical Report.

•	Dean David, B AppSc (Metallurgy), F AusIMM.(102351), employed by AMEC Minproc Limited (formerly GRD Minproc Limited) as Process Consultant, was responsible for preparation of the Processing Sections.

•
Albert Chance, B.App.Sc, Association of Professional Engineers of the Province of British Columbia (No. 16370), an employee of Golder Associates Ltd., was responsible for preparation of the subsection 23.7 OT LLC Licence Open Pit Geotechnical.

•	Jarek Jakubec, C. Eng., an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Mine Geotechnical Sections

•
Bruce Brown, PE PhD, Association of Professional Engineers of the Province of British Columbia (No. 16262), employed by Rio Tinto Technology and Innovation as Principal Advisor – Water, Waste and Tailings, was responsible for preparation of the Tailings Storage Facility Sections.

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Table of Contents

1.	SUMMARY		1
1.1	PROJECT OVERVIEW		1
1.2	PROPERTY LOCATION AND REGIONAL GEOLOGY		2
1.3	ENTRÉE-IVANHOE JOINT VENTURE PROPERTY		5
	1.3.1	Entrée-Ivanhoe Joint Venture Property - Mineral Resources	5
	1.3.2	Entrée-Ivanhoe Joint Venture Property - Mineral Reserve	10
	1.3.3	OT LLC - Integrated Development Plan 2010	11
	1.3.4	IDP10 - Additional Analysis	22
	1.3.5	IDP10 Heruga Options Comparison	25
	1.3.6	IDP10 - Dynamic DCF and Real Option Analysis of the Life of Mine (Sensitivity)
		Case	27
	1.3.7	IDP10 - Future Work	33
	1.3.8	Ulaan Khud	34
1.4	LOOKOUT HILL WEST		34
2.	INTRODUCTION		36
2.1	SOURCES OF INFORMATION AND STUDY PARTICIPANTS		36
2.2	SITE VISITS		37
2.3	TERMS OF REFERENCE		38
2.4	SOURCES OF INFORMATION AND STUDY PARTICIPANTS		38
3.	RELIANCE ON OTHER EXPERTS		39
4.	PROPERTY DESCRIPTION AND LOCATION		42
4.1	LOCATION		42
4.2	LEGAL		42
	4.2.1	Joint Venture Property	44
	4.2.2	Permits and Agreements	48
	4.2.3	Environment	50
	4.2.4	Lookout Hill West (100% Entrée)	52
	4.2.5	Exploration and Mining Title in Mongolia	53
	4.2.6	Surface Rights and Permits	54
	4.2.7	Surveying	54
	4.2.8	Environmental and Socio-Economic Issues	54
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
	PHYSIOGRAPHY		56
5.1	LOCATION		56
	5.1.1	Regional Centers and Infrastructure	57
	5.1.2	Transportation Infrastructure	57
	5.1.3	Power Supply	57

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5.2	CLIMATE AND HYDROLOGY		58
	5.2.1	Climate	58
	5.2.2	Hydrology and Surface Water Quality	61
5.3	SEISMIC ZONE AND RISK		65
	5.3.1	General	65
	5.3.2	Mongolian Seismology Center	65
	5.3.3	Analysis and Conclusions	66
6.	HISTORY		67
6.1	INTRODUCTION		67
6.2	JOINT VENTURE PROPERTY		67
6.3	LOOKOUT HILL WEST PROPERTY (100% ENTRÉE)		68
7.	GEOLOGICAL SETTING		72
7.1	REGIONAL GEOLOGY		72
7.2	JOINT VENTURE PROPERTY		74
	7.2.1	Hugo North Extension	74
	7.2.2	Ulaan Khud Prospect	79
	7.2.3	Heruga Deposit	79
7.3	PROPERTY GEOLOGY - TOGOOT MEL		88
	7.3.1	Permian Sedimentary Basin - Nomkhon Bohr Target	88
	7.3.2	Permian Sedimentary Basin - Coking Flats and Khar Suul Targets	90
	7.3.3	Cretaceous Stratigraphy - Cretaceous Stratigraphy - Togoot MEL	91
	7.3.4	Structural Geology - Northwest Togoot MEL	91
8.	DEPOSIT TYPES		95
8.1	PORPHYRY COPPER ± GOLD DEPOSITS		95
8.2	HIGH-SULPHIDATION EPITHERMAL DEPOSITS		96
8.3	LOW-SULPHIDATION EPITHERMAL DEPOSITS		96
8.4	COAL DEPOSITS		97
	8.4.1	Coal in Mongolia	101
9.	MINERALIZATION		103
9.1	JOINT VENTURE PROPERTY		103
	9.1.1	Hugo North Extension	103
	9.1.2	Heruga Deposit	107
9.2	LOOKOUT HILL WEST		109
	9.2.1	Coal	109
	9.2.2	Precious Metals Mineralization	123
10.	EXPLORATION		124
10.1	JOINT VENTURE PROPERTY		124
	10.1.1	Hugo North Extension - Shivee Tolgoi ML	124
	10.1.2	Heruga - Javhlant ML	124

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10.2	LOOKOUT HILL WEST		129
	10.2.1	Introduction	129
	10.2.2	Core Drilling	129
	10.2.3	Reverse-Circulation Drilling	130
10.3	PRECIOUS METALS TARGETS EXPLORATION		133
	10.3.1	Ukhaa Tolgod Target	133
	10.3.2	Morinii Takh Target	133
10.4	COAL TARGETS EXPLORATION		135
	10.4.1	Nomkhon Bohr Target	135
	10.4.2	Coking Flats Target	135
	10.4.3	Khar Suul Target	136
	10.4.4	Toogie West Target	136
	10.4.5	Central Cretaceous Basin Target	136
	10.4.6	DOWN HOLE SURVEYING	136
11.	DRILLING		138
11.1	GENERAL		138
11.2	JOINT VENTURE PROPERTY - SHIVEE TOLGOI ML		138
	11.2.1	Introduction	138
	11.2.2	Hugo North Extension Exploration Diamond Drilling	141
	11.2.3	Hugo North Extension Drill Results	141
	11.2.4	Ulaan Khud (Airport North) Diamond Drilling	141
	11.2.5	Geotechnical Drilling	141
11.3	JOINT VENTURE PROPERTY - JAVHLANT ML		142
	11.3.1	Introduction	142
	11.3.2	Exploration Diamond Drilling at Heruga	146
	11.3.3	Heruga Drill Results	147
11.4	LOOKOUT HILL WEST - TOGOOT MEL		150
	11.4.1	Introduction	150
	11.4.2	Core Drilling	156
	11.4.3	Reverse-Circulation Drilling	157
	11.4.4	DRILLING PATTERN AND DENSITY - COAL TARGETS	163
12.	SAMPLING METHOD AND APPROACH		164
12.1	INTRODUCTION		164
12.2	JOINT VENTURE PROPERTY		164
	12.2.1	Diamond Drill Core Sampling - Hugo North Extension	164
	12.2.2	Diamond Drill Core Sampling - Heruga	165
12.3	LOOKOUT HILL WEST (100% ENTRÉE)		165
	12.3.1	Introduction	165
	12.3.2	Core Sampling Procedures- Coal Targets	165
	12.3.3	RC Sampling Procedures - Coal Targets	166
	12.3.4	Core Sampling - Precious Metals Sample Preparation and Analyses	166

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13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY		168
13.1	INTRODUCTION		168
13.2	JOINT VENTURE PROPERTY		168
	13.2.1	Sample Preparation and Shipment	168
	13.2.2	Analyses - Joint Venture Property	169
	13.2.3	QA/QC Programme - Joint Venture Property	171
	13.2.4	QG 2008 Review and Comments on Ivanhoe Sampling and QA/QC	176
13.3	LOOKOUT HILL WEST		191
	13.3.1	Core Sample Preparation and Shipment - Precious Metals Targets	191
	13.3.2	Precious Metals Analyses	191
	13.3.3	Coal Analyses	192
	13.3.4	QA/QC Programme	193
14.	DATA VERIFICATION		198
14.1	SHIVEE TOLGOI ML VISITS AND SAMPLING BY QG		198
	14.1.1	QG Core Review	200
14.2	JAVHLANT ML VISIT BY QUANTITATIVE GROUP		201
	14.2.1	QG Heruga Core Review	203
	14.2.2	QG Drill Site Visit	204
	14.2.3	QG Database Review	204
	14.2.4	QG Comments on Sample Security Measures at Heruga	205
14.3	LOOKOUT HILL WEST - CULLINGHAM VISIT		205
15.	ADJACENT PROPERTIES		206
16.	MINERAL PROCESSING AND METALLURGICAL TESTING		209
16.1	JOINT VENTURE PROPERTY		209
	16.1.1	Summary	209
	16.1.2	Test Programs	210
	16.1.3	Hugo North Extension Flotation Testwork	214
	16.1.4	Conclusions	218
	16.1.5	2008 Heruga Scoping Study	219
16.2	LOOKOUT HILL WEST PROPERTY		219
	16.2.1	Introduction	219
	16.2.2	Coal Washability Testing	219
	16.2.3	Conclusions	234
17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		235
17.1	HUGO NORTH EXTENSION DEPOSIT		235
	17.1.1	Introduction	235
	17.1.2	QG Checks on 2007 Estimate	235
	17.1.3	Geological Models	237
	17.1.4	Composites	241
	17.1.5	Data Analysis	241

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	17.1.6	Variography	244
	17.1.7	Model Setup	246
	17.1.8	Estimation	246
	17.1.9	Validation	250
	17.1.10	Mineral Resource Summary - Hugo North Extension	253
17.2	HERUGA DEPOSIT		255
	17.2.1	Introduction	255
	17.2.2	Geologic Models	255
	17.2.3	Composites	261
	17.2.4	Data Analysis	261
	17.2.5	Variography	267
	17.2.6	Model Setup	268
	17.2.7	Estimation	268
	17.2.8	Validation	270
	17.2.9	Mineral Resource Classification	276
	17.2.10	Mineral Resource Summary	277
17.3	ENTRÉE-IVANHOE JOINT VENTURE PROPERTY - MINERAL RESERVE		279
	17.3.1	Metal Prices, Smelter Terms and Recoveries	280
	17.3.2	Key Issues	284
	17.3.3	US Industry Guide 7	290
	17.3.4	Mongolian Commercial Minerals	292
18.	OTHER RELEVANT DATA AND INFORMATION		294
18.1	COAL TARGETS - TOGOOT MEL		294
19.	INTERPRETATIONS AND CONCLUSIONS		296
19.1	JOINT VENTURE PROPERTY		296
	19.1.1	Hugo North Extension	296
	19.1.2	Ulaan Khud (Airport North)	298
	19.1.3	Heruga Deposit - Javhlant ML	299
	19.1.4	Heruga Deposit - Javhlant ML	301
19.2	MINERAL RESERVE - HUGO NORTH EXTENSION		304
19.3	LOOKOUT HILL WEST (100% ENTRÉE)		304
20.	RECOMMENDATIONS		306
20.1	JOINT VENTURE PROPERTY		306
	20.1.1	Oyu Tolgoi - Implementation Review	306
	20.1.2	Ulaan Khud	307
20.2	LOOKOUT HILL WEST		307
	20.2.1	Coal Targets - Togoot Licence	307
	20.2.2	Metal Targets	308
21.	REFERENCES		309
22.	DATE AND SIGNATURE PAGE		313

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23.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
	DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		314
23.1	IDP10 - DESCRIPTION		314
23.2	IDP10 MINERAL RESOURCES AND MINERAL RESERVES		314
23.3	IDP10 DESCRIPTION		317
	23.3.1	Site Plans	319
23.4	GOVERNMENT AND COMMUNITY RELATIONS		323
23.5	HUMAN RESOURCES AND TRAINING STRATEGY		323
23.6	OCCUPATIONAL HEALTH, HYGIENE AND SAFETY		324
23.7	OT LLC LICENCE OPEN PIT GEOTECHNICAL		325
23.8	OPEN PIT		325
23.9	UNDERGROUND GEOTECHNICAL		325
	23.9.1	Geotechnical Data and Information	326
	23.9.2	Rock Mass and Structural Characterization	327
	23.9.3	Cavability Assessment	328
	23.9.4	Fragmentation Analysis	328
	23.9.5	Mine Design Criteria and Numerical Modeling	330
	23.9.6	Subsidence	332
	23.9.7	Summary	334
	23.9.8	Recommendations	334
23.10	UNDERGROUND MINING		334
	23.10.1	Basis of Evaluation	334
	23.10.2	Mining Method	337
	23.10.3	Rock Handling	348
	23.10.4	Mine Services and Support Infrastructure	351
	23.10.5	Mine Access and Layout	362
	23.10.6	Mine Development Plan	372
	23.10.7	Equipment	376
	23.10.8	Personnel	378
23.11	PRODUCTION SCHEDULES		382
	23.11.1	IDP10 Mining Areas	386
	23.11.2	Reserve Case Production Schedules	387
	23.11.3	Reserve Case Entrée-Ivanhoe Joint Venture & OT LLC Production	388
	23.11.4	Production by Ore Type	391
	23.11.5	Life of Mine (Sensitivity) Case Production Schedules	401
	23.11.6	Life of Mine (Sensitivity) Case Entrée-Ivanhoe Joint Venture & OT LLC Production	402
	23.11.7	Life of Mine (Sensitivity) Case Production Schedules	406
23.12	PROCESSING		420
	23.12.1	Introduction	420
	23.12.2	IDP10 Metallurgical Parameters	420
	23.12.3	Metallurgical Predictions	421

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	23.12.4	Flow Sheet Development	423
	23.12.5	Further Work	434
23.13	TAILINGS		435
	23.13.1	Summary of Work to Date	435
	23.13.2	Options Analysis	435
	23.13.3	Site Investigation	439
	23.13.4	Design Criteria	439
	23.13.5	Description of Current Design	440
	23.13.6	Water Management	443
	23.13.7	Conclusions	445
	23.13.8	References	445
23.14	METALLURGICAL PLANT		446
	23.14.1	Summary	446
	23.14.2	Process Design Criteria	447
	23.14.3	Process Description	452
23.15	INFRASTRUCTURE		454
	23.15.1	IDP10 Power Supply and Pricing	454
	23.15.2	Railroads	458
	23.15.3	Access Roads	458
	23.15.4	River Diversion	461
	23.15.5	Water and Wastewater Systems	462
	23.15.6	Information and Communications Technology (ICT) Systems	465
	23.15.7	Housing	465
	23.15.8	Truck Shop Complex	465
	23.15.9	Administration Building	466
	23.15.10	Mine Dry Facility	466
	23.15.11	Airstrip	466
23.16	PROJECT RESTART AND IMPLEMENTATION REVIEW		467
	23.16.1	Project Execution	467
	23.16.2	Project Execution Plans	468
23.17	MARKETING		469
	23.17.1	Refined Copper Market	469
	23.17.2	Copper Concentrate Market	474
	23.17.3	Treatment and Refining Charges (TC/RCs)	477
	23.17.4	Long-Term Outlook for Treatment and Refining Charges	479
	23.17.5	Payable Metals	480
	23.17.6	Penalty Elements	480
	23.17.7	Chinese Smelters	481
23.18	SUMMARY OF FINANCIAL RESULTS		483
	23.18.1	Model Assumptions	486
	23.18.2	Reserve Case - Economic Analysis	487
	23.18.3	Life of Mine (Sensitivity) Case	496

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	23.18.4	Additional Analysis	505
	23.18.5	Heruga Options Comparison	507
	23.18.6	Alternative Production Cases	512
	23.18.7	Dynamic DCF and Real Option Analysis of the Life of Mine (Sensitivity) Case	516
23.19	RISK ASSESSMENT AND MANAGEMENT		537
	23.19.1	Summary	537
	23.19.2	Key Assumptions	537
	23.19.3	Recommendations	538
	23.19.4	Risk Areas	538
24.	ILLUSTRATIONS		543

List of Tables

Table 1.3.1	Entrée-Ivanhoe Mines Joint Venture Mineral Resources (0.6% CuEq cut-off), based on
	Technical Report March 2010	5
Table 1.3.2	Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November
	2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007	7
Table 1.3.3	Inferred Mineral Resource Inventory, Heruga Deposit, 30 March 2010	9
Table 1.3.4	Entrée-Ivanhoe Joint Venture Mineral Reserve, 11 May 2010	10
Table 1.3.5	IDP10 Summary Production and Financial Results	15
Table 1.3.6	Comparative - Total Heruga - Large Case vs Small Case	26
Table 1.3.7	Comparative - Entrée Heruga - Large Case vs Small Small Case	26
Table 1.3.8	Entrée Results Life of Mine (Sensitivity) Case Dynamic DCF and Real Options
	Comparison	31
Table 4.2.1	Lookout Hill Property - Licence Details	43
Table 4.2.2	Joint Venture Property Boundary Coordinates	48
Table 4.2.3	Oyu Tolgoi EIA Approvals	51
Table 4.2.4	Lookout Hill West (100% Entrée) Boundary Coordinates	52
Table 4.2.5	Exploration and Mining Licence Annual Fees	53
Table 5.2.1	Monthly Temperatures (°C) Based on Byan Ovoo Data	58
Table 5.2.2	Monthly Relative Humidity	59
Table 5.2.3	Design Soil Freezing Depths	59
Table 5.2.4	Rainfall Summary (mm)	59
Table 5.2.5	Rainfall Intensities (mm/h)	60
Table 5.2.6	Design Evaporation Data	60
Table 5.2.7	Maximum One-Hour Wind Speeds (m/s) at Byan Ovoo	61
Table 5.2.8	Frequency of Dust Storms in the Gobi Desert	61
Table 8.4.1	Modified Diessel Classification of Coal	100
Table 8.4.2	Coal Quality of Deposits in the South Gobi Basin (after Erdenetsog et al, 2009)	102
Table 9.2.1	Coal Quality Average and Range by Seam (air-dried basis)	110

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Table 9.2.2	Nomkhon Bohr Coal Seams - Average Analytical Values (Air Dried Basis)	111
Table 11.2.1	Lookout Hill Property - Drilling Summary	139
Table 11.3.1	Javhlant ML Drilling Summary to May 31, 2009	143
Table 11.3.2	Selected Mineralized Intervals from the Heruga Deposit, 2008-2009 Drilling	150
Table 11.4.1	2009 Core Drill Hole Summary- Togoot MEL	156
Table 11.4.2	Reverse-Circulation Drilling - Togoot MEL	158
Table 13.2.1	Duplicate Percent Difference at the 90th Population Percentile	176
Table 13.3.1	QAQC Au Results for Standards and Field Blanks	193
Table 13.3.2	QAQC Au Results for Duplicate Samples	194
Table 14.1.1	Check Assaying on Selected Oyu Tolgoi Drill Cores	199
Table 14.1.2	Summary of Oyu Tolgoi Core Reviewed by QG	200
Table 14.2.1	Summary of Heruga Core Reviewed by QG	203
Table 16.1.1	Oyu Tolgoi project Flotation Testwork	211
Table 16.1.2	Summary of Comminution Samples Dispatched to Testwork Facilities	212
Table 16.1.3	Samples Submitted for PRA Flotation Testwork	215
Table 16.1.4	Summary of Composite Head Grades	216
Table 16.1.5	Rougher Flotation Recoveries After 8 Minutes - Entrée Composites	216
Table 16.1.6	Cleaner Grades and Recoveries at 6 Minutes - Entrée Composites	217
Table 16.1.7	Cleaner Concentrate (6 minutes) Impurity Levels	217
Table 16.2.1	Nomkhon Bohr Washability Composite Sampling	220
Table 16.2.2	Nomkhon Bohr Washability Results	223
Table 16.2.3	Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm - 0mm)	231
Table 17.1.1	Lithology and Structural Solids and Surfaces, Hugo North Deposit	237
Table 17.1.2	Hugo North Copper Intra-domain Boundary Contacts	242
Table 17.1.3	Hugo North Gold Intra-domain Boundary Contacts	243
Table 17.1.4	Copper Variogram Parameters	244
Table 17.1.5	Azimuth and Dip Angles of Rotated Variogram Axes for Copper	244
Table 17.1.6	Gold Variogram Parameters	245
Table 17.1.7	Azimuth and Dip Angles of Rotated Variogram Axes for Gold	245
Table 17.1.8	Copper Search Ellipsoids for Hugo North	247
Table 17.1.9	Gold Search Ellipsoids for Hugo North	248
Table 17.1.10	Outlier Thresholds Applied to Cu Grade Domains	248
Table 17.1.11	Outlier Thresholds Applied to Au Grade Domains	249
Table 17.1.12	Bulk Density Search Ellipsoids for Hugo North	249
Table 17.1.13	Average Bulk Density	249
Table 17.1.14	Global Model Mean Grade Values by Domain in Each Zone	251
Table 17.1.15	Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01
	November 2006, and Reported by Ivanhoe (Effective Date 20 February 2007)	254
Table 17.2.1	Project Area Limits and Block Size	255
Table 17.2.2	Lithology and Structural Solids and Surfaces, Heruga Deposit	256
Table 17.2.3	Heruga Statistics for 5 m Composites - Cu % Data	262
Table 17.2.4	Heruga Statistics for 5 m Composites - Au g/t Data	262
Table 17.2.5	Heruga Statistics for 5 m Composites - Mo ppm Data	263

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Table 17.2.6	Gold Estimation Domains - Mineralised Lithologies Only	265
Table 17.2.7	Copper Estimation Domains - Mineralised Lithologies Only	266
Table 17.2.8	Molybdenum Estimation Domains - Mineralised Lithologies Only	266
Table 17.2.9	Summary of Capping Parameters	266
Table 17.2.10	Variogram Parameters	267
Table 17.2.11	Search Ellipsoids for Heruga	269
Table 17.2.12	Bulk Density Search Ellipsoids for Heruga	269
Table 17.2.13	Average Bulk Density	270
Table 17.2.14	Global Model Mean Grade Values by Domain in Each Zone	271
Table 17.2.15	Equivalent Assumptions	277
Table 17.2.16	Inferred Mineral Resource Inventory, Heruga Deposit (Javhlant ML), 30 March 2010	277
Table 17.3.1	Entrée-Ivanhoe Joint Venture Mineral Reserve, 11 May 2010	279
Table 17.3.2	Base Data Template 21 Metal Prices	281
Table 17.3.3	Base Data Template 19 Selling Costs	281
Table 17.3.4	Base Data Template 21 Copper Recovery	282
Table 17.3.5	Base Data Template 21 Gold Recovery	282
Table 17.3.6	Base Data Template 21 Silver Recovery	282
Table 17.3.7	Base Data Template 21 Copper in Concentrate	282
Table 17.3.8	Metal Price Summary	291
Table 20.2.1	Shivee West - Exploration Budget, Phase 1	308
Table 23.2.1	Oyu Tolgoi Mineral Resource Summary, 31 March 2010	315
Table 23.2.2	Total Oyu Tolgoi project Mineral Reserve, 11 May 2010	316
Table 23.9.1	Summary of Average Geotechnical Parameters for Individual Lithological Types and
	Caving Increments	327
Table 23.10.1	Ground Support Category	336
Table 23.10.2	Ground Support Strategy	336
Table 23.10.3	Airflow Velocity by Heading Type	351
Table 23.10.4	Mine Air Heating Design Criteria	353
Table 23.10.5	Heating Requirements	353
Table 23.10.6	Cooling Design Criteria	353
Table 23.10.7	Development Advance Rates	373
Table 23.10.8	Mass Excavation Rates	374
Table 23.10.9	Vertical Advance Rates	374
Table 23.10.10	Construction Durations	376
Table 23.10.11	Mobile Equipment (Units Required on Site)	377
Table 23.10.12	Phases of Mine Life	378
Table 23.11.1	Plant Throughput Rates	383
Table 23.11.2	Average Plant Throughput Rates	384
Table 23.11.3	Reserve Case Total Project Production Schedule Years -1 to 18	393
Table 23.11.4	Reserve Case Production Schedule Years 19 to 27	394
Table 23.11.5	Entrée-Ivanhoe Joint Venture Reserve Case Production Schedule Years -1 to 18	395
Table 23.11.6	Life of Mine (Sensitivity) Case Total Project Processing Schedule Years -1 to 18	407
Table 23.11.7	Life of Mine (Sensitivity) Case Production Schedule Years 19 to 39	408

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Table 23.11.8	Life of Mine (Sensitivity) Case Production Schedule Years 40 to 60	409
Table 23.11.9	Entrée-Ivanhoe Joint Venture Life of Mine (Sensitivity) Case Processing Schedule
	Years -1 to 18	410
Table 23.11.10	Entrée-Ivanhoe Joint Venture Life of Mine (Sensitivity) Case Production Schedule
	Years 19 to 39	411
Table 23.11.11	Entrée-Ivanhoe Joint Venture Life of Mine (Sensitivity) Case Production Schedule
	Years 40 to 60	412
Table 23.12.1	Base Data Template 19 Copper Recovery	420
Table 23.12.2	Base Data Template 19 Gold Recovery	420
Table 23.12.3	Base Data Template 19 Silver Recovery	420
Table 23.12.4	Base Data Template 19 Copper in Concentrate	421
Table 23.12.5	Plant Throughput Rates	421
Table 23.12.6	Optimum Primary Grind Size for Each Ore Type	422
Table 23.12.7	Optimum Regrind Size	422
Table 23.12.8	Flow Sheet Equipment Comparison	430
Table 23.12.9	Major Equipment Number Requirements Reserve Case	434
Table 23.13.1	Current Design Tonnages and Throughputs	439
Table 23.14.1	Time Phased Equipment Requirements	448
Table 23.14.2	Summary of Comminution Process Design Criteria Years 1 to 5	449
Table 23.15.1	Power Supply Options	454
Table 23.15.2	Site Road Classification	458
Table 23.17.1	Actual/Forecast Refined Copper Consumption	469
Table 23.17.2	Western World Refined Copper Balance	471
Table 23.17.3	China Refined Copper Balance	472
Table 23.17.4	Western World Copper Concentrate Balance	476
Table 23.17.5	Term Contract Treatment and Refining Charges	478
Table 23.17.6	Spot Treatment and Refining Charges	479
Table 23.18.1	IDP10 Summary Production and Financial Results	484
Table 23.18.2	Smelter Terms	486
Table 23.18.3	Reserve Case Entrée Financial Results	487
Table 23.18.4	Reserve Case Cash Flow	488
Table 23.18.5	Metal Price Sensitivity Analysis - Reserve Case - Entrée	489
Table 23.18.6	Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)	490
Table 23.18.7	Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)	491
Table 23.18.8	Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)	492
Table 23.18.9	Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)	493
Table 23.18.10	Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)	494
Table 23.18.11	Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)	495
Table 23.18.12	Life of Mine (Sensitivity) Case Entrée Financial Results	496
Table 23.18.13	Life of Mine (Sensitivity) Case Entrée Cash Flow	497
Table 23.18.14	Metal Price Sensitivity Life of Mine (Sensitivity) Case Entrée	498
Table 23.18.15	Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax
	NPV8 (US$M)	499

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Table 23.18.16	Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax
	NPV8 (US$M)	500
Table 23.18.17	Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax
	NPV8 (US$M)	501
Table 23.18.18	Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax
	NPV8 (US$M)	502
Table 23.18.19	Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax
	NPV8 (US$M)	503
Table 23.18.20	Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax
	NPV8 (US$M)	504
Table 23.18.21	Results by Deposit - Life of Mine (Sensitivity) Case	505
Table 23.18.22	Comparative - Total Heruga - Large Case vs Small Case	508
Table 23.18.23	Total Heruga - Small Case vs Large Case PreTax NPV 8% $M Delta Metal Price
	Sensitivities	508
Table 23.18.24	Comparative - Entrée Heruga - Large Case vs Small Small Case	509
Table 23.18.25	Entrée Heruga Small Case vs Large Case PreTax NPV 8% $M Delta Metal Price
	Sensitivities	509
Table 23.18.26	Entrée Heruga Large Case PreTax NPV 8% $M Metal Price Sensitivities	510
Table 23.18.27	Entrée Heruga Small Case Metal Price Sensitivities PreTax NPV 8% $M Metal Price
	Sensitivities	510
Table 23.18.28	Real Option Risk Premiums	526
Table 23.18.29	NPV To Entrée - Life of Mine (Sensitivity) Case DCF and Real Options Comparison	527
Table 23.18.30	Real Option Sensitivity	528
Table 23.18.31	Real Option Sensitivity to Risk Rates	529
Table 23.18.32	Correlation Between Gold Price and Financial Market Uncertainty	529

List of Figures

Figure 1.2.1	Lookout Hill Property - Land Tenure	3
Figure 1.2.2	Idealized Profile of Southern Oyu, Hugo Dummett and Heruga Deposits (Section Looking
	West)	4
Figure 1.3.1	IDP10 Mining Areas	13
Figure 1.3.2	Copper Production - Reserve Case	17
Figure 1.3.3	Copper Production - Life of Mine (Sensitivity) Case	17
Figure 1.3.4	Gold Production - Reserve Case	18
Figure 1.3.5	Gold Production - Life of Mine (Sensitivity) Case	18
Figure 1.3.6	Processing by Source - Reserve Case	19
Figure 1.3.7	Processing by Source - Life of Mine (Sensitivity) Case	19
Figure 1.3.8	Entrée Cumulative Cash Flow - Reserve Case	20
Figure 1.3.9	Entrée Cumulative Cash Flow - Life of Mine (Sensitivity) Case	20

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Figure 1.3.10	Entrée Cumulative Cash Flow - Reserve Case	21
Figure 1.3.11	Entrée Cumulative Cash Flow - Life of Mine (Sensitivity) Case	21
Figure 1.3.12	Alternative Production Case A	24
Figure 1.3.13	Alternative Production Case B	24
Figure 1.3.14	Heruga Production Comparison	25
Figure 1.3.15	One Simulated Copper Price Path with Expectations Updating	30
Figure 4.2.1	Lookout Hill Property - Location Map	46
Figure 4.2.2	Lookout Hill Property - Land Tenure	47
Figure 5.1.1	Project Location Map	56
Figure 6.3.1	2002 to 2009 Exploration Areas, Lookout Hill Property	69
Figure 6.3.2	Exploration Targets, Lookout Hill Property	70
Figure 7.1.1	General Geology of Mongolia (after Badarch et al., 2002)	73
Figure 7.2.1	Stratigraphic Column, Oyu Tolgoi Exploration Area	76
Figure 7.2.2	Surface Geology Map Joint Venture Property Showing Hugo North Extension and Ulaan
	Khud	77
Figure 7.2.3	Geological Plan of Heruga Deposit Area (Legend as in Figure 7.2.1)	82
Figure 7.2.4	Heruga Deposit Area Section N4759300	84
Figure 7.2.5	Heruga Deposit Area Section N4758400	85
Figure 7.2.6	Heruga Deposit Area Section N4759500	86
Figure 7.2.7	Heruga Diamond Drillinng Plan on Geology Map	87
Figure 7.3.1	Generalized Geology of the Nomkhon Bohr Target	90
Figure 7.3.2	Generalized Geology of the Coking Flats, Khar Suul and Toogie West Targets	93
Figure 7.3.3	Generalized Geology of the Central Cretaceous Basin Target	94
Figure 9.1.1	Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North	104
Figure 9.1.2	Geology and Mineralization Section N4768300, Looking North	105
Figure 9.2.1	Nomkhon Bohr Coal Seams Projected to Surface	116
Figure 9.2.2	Nomkhon Bohr Coal Seams - 1350 Level Plan	117
Figure 9.2.3	Nomkhon Bohr Coal Seams - 1325 Level Plan	118
Figure 9.2.4	Nomkhon Bohr Coal Seams - 1300 Level Plan	119
Figure 9.2.5	Nomkhon Bohr Coal Seams - 1275 Level Plan	120
Figure 9.2.6	Nomkhon Bohr Coal Seams - 1250 Level Plan	121
Figure 9.2.7	Coal Seams Projected to Property Boundary	122
Figure 9.2.8	Calorific Value vs Ash Content - Nomkhon Bohr and Coking Flats 2008 Intercepts	123
Figure 10.1.1	Joint Venture Property: ZEUS Induced Polarization Survey	125
Figure 10.1.2	Section 4768400 - Zeus Chargeability - Hugo North Extension Deposit	126
Figure 10.1.3	Section 4758400 - Zeus Chargeability, Heruga Deposit	127
Figure 10.1.4	Section 4758100 - Zeus Chargeability, Heruga Deposit	128
Figure 10.2.1	Togoot MEL	130
Figure 10.2.2	Drill Hole Locations and Targets - Southwest Togoot Licence	132
Figure 10.3.1	Geology of the Ukhaa Tolgod Target	134
Figure 11.3.1	Drill Hole Location on IP, Heruga Deposit	145
Figure 11.3.2	Geology and Mineralization Section N4758100, Looking North	148
Figure 11.3.3	Geology and Mineralization Section N4757900, Looking North	149

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Figure 11.4.1	Drill Hole Locations, Western Portion - Nomkhon Bohr Target	151
Figure 11.4.2	Drill Hole Locations, Eastern Portion - Nomkhon Bohr Target	152
Figure 11.4.3	Drill Hole Locations - Coking Flats Target	153
Figure 11.4.4	Drill Hole Locations - Khar Suul Target	154
Figure 11.4.5	Drill Hole Locations - Toogie West Target	155
Figure 13.2.1	Field Blank Performance - Gold	172
Figure 13.2.2	Field Blank Performance - Copper	173
Figure 13.2.3	Gold Duplicate Samples	174
Figure 13.2.4	Copper Duplicate Samples	175
Figure 13.2.5	Average SGS SRM Gold Bias, 2002 to 2008	179
Figure 13.2.6	Average SGS SRM Copper Bias, 2002 to 2008	179
Figure 13.2.7	Average SGS SRM Molybdenum Bias, 2002 to 2008	180
Figure 13.2.8	SRM #27 Charts - Gold Original and Final	180
Figure 13.2.9	SRM #27 Charts - Copper Original and Final	181
Figure 13.2.10	SRM #27 Charts - Molybdenum Original and Final	181
Figure 13.2.11	SRM #33 Charts - Gold Original and Final	182
Figure 13.2.12	SRM #33 Charts - Copper Original and Final	182
Figure 13.2.13	SRM #33 Charts - Molybdenum Original and Final	183
Figure 13.2.14	SRM #39 Charts - Gold Original and Final	183
Figure 13.2.15	SRM #39 Charts - Copper Original and Final	184
Figure 13.2.16	SRM #39 Charts - Molybdenum Original and Final	184
Figure 13.2.17	SRM #43 Charts - Gold Original and Final	185
Figure 13.2.18	SRM #43 Charts - Copper Original and Final	185
Figure 13.2.19	SRM #43 Charts - Molybdenum Original and Final	186
Figure 13.2.20	SRM #48 Charts - Gold Original and Final	186
Figure 13.2.21	SRM #48 Charts - Copper Original and Final	187
Figure 13.2.22	SRM #48 Charts - Molybdenum Original and Final	187
Figure 13.2.23	SRM #49 Charts - Gold Original and Final	188
Figure 13.2.24	SRM #49 Charts - Copper Original and Final	188
Figure 13.2.25	SRM #49 Charts - Molybdenum Original and Final	189
Figure 13.2.26	SRM #50 Charts - Gold Original and Final	189
Figure 13.2.27	SRM #50 Charts - Copper Original and Final	190
Figure 13.2.28	SRM #50 Charts - Molybdenum Original and Final	190
Figure 13.3.1	ACTLABS vs SGS - Ash (Air-Dried %)	196
Figure 13.3.2	Ash Heat Plot - ACTLABS and SGS	196
Figure 16.1.1	Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results	218
Figure 16.2.1	Raw Ash % vs Yield % at 15% Product Ash	230
Figure 16.2.2	Raw Ash % vs Yield % at 20% Product Ash	230
Figure 16.2.3	Yield % at 15% and 20% Product Ash	231
Figure 17.1.1	Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL - QG
	(QG_CU2) vs. AMEC (AMEC_CU2)	236
Figure 17.1.2	Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL - QG
	(QG_CU2) vs. AMEC (AMEC_CU2)	236

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Figure 17.1.3	Hugo North Copper Grade Shells	239
Figure 17.1.4	North Gold Grade Shells	240
Figure 17.1.5	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth
	- Cu Quartz-Vein Domain	251
Figure 17.1.6	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing
	Northing - Cu Quartz-vein Domain	252
Figure 17.1.7	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth -
	Au Main + 1 g/t Domains	252
Figure 17.1.8	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing
	- Au Main + 1 g/t Domains	253
Figure 17.2.1	Plan View of Heruga Structural Domains	257
Figure 17.2.2	Heruga Copper Grade Shell	258
Figure 17.2.3	Heruga Gold Grade Shells	259
Figure 17.2.4	Heruga Molybdenum Grade Shells	260
Figure 17.2.5	Copper Boxplots	272
Figure 17.2.6	Gold Swath Plots	273
Figure 17.2.7	Copper Swath Plots	274
Figure 17.2.8	Molybdenum Swath Plots	275
Figure 17.2.9	Total Inferred Resource Tonnes by Distance in Heruga	276
Figure 23.3.1	IDP10 Mining Areas	317
Figure 23.3.2	Existing Site Layout	320
Figure 23.3.3	Reserve Case Site Layout	321
Figure 23.3.4	Life of Mine (Sensitivity) Case Site Layout	322
Figure 23.9.1	Typical Flow Chart Illustrating Geotechnical Studies Necessary for the Cave Mine
	Design	326
Figure 23.9.2	Main Lithologies and Structures at -80 RL	329
Figure 23.9.3	Primary and Secondary Fragmentation for Main QMD Lithology	330
Figure 23.9.4	Proposed Initiation Point and Direction of Advance	331
Figure 23.9.5	Subsidence Zone Based on 3DEC Model	333
Figure 23.10.1	Block Cave Isometric	340
Figure 23.10.2	Drawpoint Development	342
Figure 23.10.3	Cave Area - Plan View	343
Figure 23.10.4	Cave Area - Cross Section (Looking North)	343
Figure 23.10.5	Extraction Level Activities	344
Figure 23.10.6	Annual Drawpoint Opening and Closure Schedules	346
Figure 23.10.7	Annual Tonnes and Grades	347
Figure 23.10.8	Subsidence Area	348
Figure 23.10.9	Ore Handling Schematic	349
Figure 23.10.10	Waste Handling Schematic	350
Figure 23.10.11	Shaft No. 2 Main Station	354
Figure 23.10.12	Maintenance Shop	356
Figure 23.10.13	Satellite Shop Layout	356
Figure 23.10.14	Extraction Level Fuel Station	358

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Figure 23.10.15	Haulage Level Fuel Station	358
Figure 23.10.16	Explosives Magazine Layout	359
Figure 23.10.17	Offices and Lunchroom Layout	360
Figure 23.10.18	Vulcan Layout Isometric	363
Figure 23.10.19	Shaft Farm Surface Layout	363
Figure 23.10.20	Undercut Level	365
Figure 23.10.21	Undercut Drilling Pattern	366
Figure 23.10.22	Extraction Level	367
Figure 23.10.23	Typical Drawpoint Drift	368
Figure 23.10.24	Raise Configuration	369
Figure 23.10.25	Haulage Level	370
Figure 23.10.26	Ventilation Level	371
Figure 23.10.27	Ventilation Drift Cross Section	372
Figure 23.10.28	Development Quantity Schedule (metres)	375
Figure 23.10.29	Lateral Development Metres by Drift Size	375
Figure 23.10.30	Underground Personnel Requirements	380
Figure 23.11.1	IDP10 Mining Areas	386
Figure 23.11.2	Reserve Case Mining Areas	387
Figure 23.11.3	Processing by Source - Reserve Case	388
Figure 23.11.4	Copper Production - Reserve Case	389
Figure 23.11.5	Gold Production - Reserve Case	389
Figure 23.11.6	Silver Production - Reserve Case	390
Figure 23.11.7	Reserve Case Underground Processing Schedule	390
Figure 23.11.8	Reserve Case Ore Processing and Grade	391
Figure 23.11.9	Reserve Case Processing by Ore Type	396
Figure 23.11.10	Reserve Case Concentrate Production	396
Figure 23.11.11	Reserve Case Recovered Copper Production	397
Figure 23.11.12	Reserve Case Recovered Gold Production	397
Figure 23.11.13	Reserve Case Recovered Silver Production	398
Figure 23.11.14	Reserve Case Processing by Mine/Owner	398
Figure 23.11.15	Reserve Case Concentrate by Mine/Owner	399
Figure 23.11.16	Reserve Case Copper by Mine/Owner	399
Figure 23.11.17	Reserve Case Gold by Mine/Owner	400
Figure 23.11.18	Reserve Case Silver by Mine/Owner	400
Figure 23.11.19	Life of Mine (Sensitivity) Case Mining Areas	401
Figure 23.11.20	Processing by Source - Life of Mine (Sensitivity) Case	402
Figure 23.11.21	Copper Production - Life of Mine (Sensitivity) Case	403
Figure 23.11.22	Gold Production - Life of Mine (Sensitivity) Case	403
Figure 23.11.23	Silver Production - Life of Mine (Sensitivity) Case	404
Figure 23.11.24	Molybdenum Production - Life of Mine (Sensitivity) Case	404
Figure 23.11.25	Life of Mine (Sensitivity) Case Underground Processing Schedule	405
Figure 23.11.26	Life of Mine (Sensitivity) Case Ore Processing and Grade	406
Figure 23.11.27	Life of Mine (Sensitivity) Case Processing by Ore Type	413

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Figure 23.11.28	Life of Mine (Sensitivity) Case Concentrate Production	413
Figure 23.11.29	Life of Mine (Sensitivity) Case Recovered Copper Production	414
Figure 23.11.30	Life of Mine (Sensitivity) Case Recovered Gold Production	414
Figure 23.11.31	Life of Mine (Sensitivity) Case Recovered Silver Production	415
Figure 23.11.32	Life of Mine (Sensitivity) Case Recovered Molybdenum Production	415
Figure 23.11.33	Life of Mine (Sensitivity) Case Processing by Mine/Owner	416
Figure 23.11.34	Life of Mine (Sensitivity) Case Concentrate by Mine/Owner	416
Figure 23.11.35	Life of Mine (Sensitivity) Case Copper by Mine/Owner	417
Figure 23.11.36	Life of Mine (Sensitivity) Case Gold by Mine/Owner	418
Figure 23.11.37	Life of Mine (Sensitivity) Case Silver by Mine/Owner	418
Figure 23.11.38	Life of Mine (Sensitivity) Case Molybdenum by Mine/Owner	419
Figure 23.12.1	Overall IDP05 Comminution Testwork Plan	424
Figure 23.12.2	Cumulative Frequency Distribution of SPI Values Over the Southwest, Central and
	Hugo Deposits (2003 to 2005 Testwork Program)	425
Figure 23.12.3	Cumulative Frequency Distribution of BWI Values Over the Southwest, Central and
	Hugo Deposits	426
Figure 23.12.4	IDP05 Grinding Circuit for Oyu Tolgoi Project	427
Figure 23.12.5	2009 Grinding Circuit Flow Sheet	429
Figure 23.12.6	2009 Flow Sheet	432
Figure 23.12.7	IDP10 Equipment Requirements Based on Reserve Case	433
Figure 23.13.1	TSF Sites Identified by Knight Piésold	436
Figure 23.13.2	TSF Site Options Identified by KCB	438
Figure 23.13.3	Cell 1 General Arrangement and Typical Sections	441
Figure 23.13.4	TSF Final Arrangement and Typical Sections	444
Figure 23.14.1	Oyu Tolgoi - Simplified Process Flow Sheet	452
Figure 23.15.1	Power Northern China Grid	456
Figure 23.15.2	Plan Layout of Internal Access Roads	459
Figure 23.18.1	Reserve Case Entrée Cumulative Cash Flow	487
Figure 23.18.2	Life of Mine (Sensitivity) Case Entrée Cumulative Cash Flow	496
Figure 23.18.3	Annual NPV Contributions - Life of Mine (Sensitivity) Case	506
Figure 23.18.4	Heruga Production Comparison	511
Figure 23.18.5	Heruga Contained Copper In Concentrate Production Comparison	511
Figure 23.18.6	Heruga Contained Gold In Concentrate Production Comparison	511
Figure 23.18.7	Alternative Production Case A by Owner	514
Figure 23.18.8	Alternative Production Case B by Owner	514
Figure 23.18.9	Alternative Production Case A	515
Figure 23.18.10	Alternative Production Case B	515
Figure 23.18.11	One Simulated Copper Price Path with Expectations Updating	520
Figure 23.18.12	One Simulated Molybdenum Price Path with Expectations Updating	521
Figure 23.18.13	One Simulated Gold Price Path with Expectations Updating	522
Figure 23.18.14	Coefficient of Variation for After-tax Operating Cash Flow	524
Figure 23.18.15	Real Expected After-tax Operating Cash Flow and Confidence Boundaries	525
Figure 23.18.16	DCF and RO Net Cash Flow Discount Factors	531

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Figure 23.18.17	Comparing the DCF Risk Adjustments to After-tax Operating Cash Flow Uncertainty	532
Figure 23.18.18	Comparing the RO Risk Adjustments to After-tax Operating Cash Flow Uncertainty	533
Figure 23.18.19	Ivanhoe Development Loan cash flow - static versus simulated loan repayments	535

Units of Measure and Abbreviation

Above mean sea level	masl
Annum (year)	a
Centimetre	cm
Cubic centimetre	cm3
Cubic metre	m3
Day	d
Days per week	d/wk
Degrees Celsius	°C
Dry metric ton	dmt
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare (10 000 m2)	ha
Hour	h (not hr)
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per tonne	kg/t
Kilometre	km
Kilometre per hour	km/h
Kilometre squared	km2
Less than	<
Litre	L
Metre	m
M above sea level	masl
Metric ton (tonne)	t
Micrometre (micron)	µm
Milligram	mg
Millimetre	mm
Million	M
Million tonnes	Mt
Minute (plane angle)	'
Ounce	oz
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound(s)	lb

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Second (plane angle)	"
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Tonne (1000 kg)	t
Tonnes per annum	t/a
Tonnes per cubic metre	t/m3
Tonnes per day	t/d

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.	SUMMARY

1.1	PROJECT OVERVIEW

Entrée’s 179 590 ha Lookout Hill property (“Lookout Hill”) in Mongolia includes two mining licences (Shivee Tolgoi ML and Javhlant ML) and one mineral exploration licence (Togoot MEL).  Lookout Hill completely surrounds the 8496 ha Oyu Tolgoi project and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within an area subject to a joint venture (the “Entrée-Ivanhoe Joint Venture” or “EJV”) between Entrée and Oyu Tolgoi LLC, (“OT LLC”) formerly known as Ivanhoe Mines Mongolia Inc. XXK, a subsidiary of Ivanhoe Mines Ltd. (collectively “Ivanhoe Mines”).

Ivanhoe Mines announced the release of the Integrated Development Plan 2010 (“IDP10”) on May 11, 2010.  IDP10 declares the first underground mineral reserves for the Hugo North deposit, including Entrée’s Hugo North Extension deposit.  The Probable Reserve for Hugo North Extension totals 27 Mt grading 1.85% copper and 0.72 g/t gold.  Entrée holds a 20% carried interest to production in this reserve through its joint venture with OT LLC, a subsidiary of Ivanhoe Mines.

The June 2010 Technical Report (this report) was prepared in part by three independent consulting groups: Quantitative Group (”QG”) in Perth, Australia, AMEC Minproc Limited (“AMEC Minproc”) in Australia; and O.R.Cullingham Resource Consultant Ltd.

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot licences which comprise Lookout Hill is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below and in Figure 1.2.1:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39 864 ha consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and OT LLC.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds the  Oyu Tolgoi project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.  OT LLC is the project manager.

•
The portion of Lookout Hill outside of the Joint Venture Property (“Lookout Hill West”) covers an area of 139 726 ha and includes the western portion of Shivee Tolgoi (“Shivee West”) which is not subject to the Entrée-Ivanhoe Joint Venture and all of Togoot.

Oyu Tolgoi is located in the Southern Gobi region of Mongolia.  It consists of a series of deposits containing copper, gold, silver and molybdenum, being developed by OT LLC.  The deposits stretch over 12 km, from the Hugo Dummett North deposit in the north through the adjacent Hugo Dummett South deposit, down to the Southern Oyu deposit and extending to the Heruga deposit in the south (Figure 1.2.2).  Hugo Dummett North extends onto the Shivee Tolgoi ML, where it is known as the Hugo North Extension; the Heruga copper-gold-molybdenum deposit is within the Javhlant ML but extends north across the licence boundary towards the Southwest Deposit on the Oyu Tolgoi licence.

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., which holds title to the Oyu Tolgoi mining licence

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

through its subsidiary, OT LLC.  The Earn-In Agreement was subsequently assigned to OT LLC.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property.

1.2             PROPERTY LOCATION AND REGIONAL GEOLOGY

Lookout Hill is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China.  It comprises two MLs (Shivee Tolgoi and Javhlant) and one MEL (Togoot), which cover a total of approximately 179 590 ha and completely surround Oyu Tolgoi.   Lookout Hill is divided into two contiguous Properties:  the Entrée-Ivanhoe Joint Venture Property and Lookout Hill West.

Lookout Hill lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.2.1
Lookout Hill Property – Land Tenure

MONGOLIA
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Ring Dyke
Central Cretaceous Basin
Bayan Ovoo
Altan Khulan
Zone III
Khoyor Mod
DGMM
Tom Bogd
BZ Moly
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
HERUGA DEPOSIT
LEGEND
Exploration Camps
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.2.2
Idealized Profile of Southern Oyu, Hugo Dummett and Heruga Deposits (Section Looking West)

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.3	ENTRÉE-IVANHOE JOINT VENTURE PROPERTY

1.3.1	Entrée-Ivanhoe Joint Venture Property - Mineral Resources

Exploration on the Joint Venture Property has been minimal subsequent to completion of the previous resource calculations on both Hugo North Extension and the Heruga deposits early in 2008.  One 721 m diamond hole was drilled in 2008 on Ulaan Khud, that lies northeast of Hugo North Extension, and 11 additional diamond holes were completed on Heruga in 2008 as infill and to test the eastern edge of the deposit.  Drilling details are given in Section 11 and form the basis of an updated (March 2010) Heruga resource.  In addition, in late 2008 a detailed magnetometer survey was completed over Heruga and over the Hugo North Extension Deposit areas.

Exploration in 2009 was restricted to deep penetrating ZEUS induced polarization surveys over Hugo North Extension and over Heruga, and a single 229 m diamond hole on the Javhlant ML. Two diamond holes were completed on the Javhlant ML in 2010.

Table 1.3.1 Entrée-Ivanhoe Mines Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010
Deposit	Tonnage (t)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit
Inferred Heruga Javhlant	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:
•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10 .50 for molybdenum;.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	The contained copper, gold, copper and molybdenum in the tables has not been adjusted for metallurgical recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
•	The mineral reserves are not additive to the mineral resources.
•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
•
Entrée– Ivanhoe Mines Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence.  The Shivee Tolgoi and Javhlant JV licences are held by Entrée and are planned to be operated by OT LLC.  OT LLC will receive 80% and Entrée will receive 20% of cash flows after capital and operating costs.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.3.1.1	Hugo North Extension

The Hugo North Extension Mineral Resource remains material to the property and was reviewed independently for Entrée by Quantitative Group (“QG”) in 2008.  The Mineral Resource estimate was produced for the Hugo North Extension in 2007 in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Resource estimate was prepared by AMEC and reported in a Technical Report as defined in NI 43–101 and in compliance with Form 43-101F1, “Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March, 2007” (Technical Report 2007).  In 2008, Scott Jackson, MAusIMM, QG and John Vann, FAusIMM, QG thoroughly reviewed and independently reproduced this estimate and consider the 2007 estimate is in conformance to NI 43-101.  Scott Jackson and John Vann will be acting as QP’s for the Hugo North estimate.

The Hugo North Extension Deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high–grade chalcopyrite dominant mineralization).

Geological models were constructed by Ivanhoe Mines using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

The Mineral Resources were classified using logic consistent with the CIM definitions required by NI 43–101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as Indicated Resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the Inferred resource category if they fell within 150 m of a drill hole composite.

The mineralization within the Hugo North Extension Deposit as of 20 February 2007 is classified as Indicated and Inferred Mineral Resource.  The total project Mineral Resources are shown in Table 1.3.2, and are reported at copper equivalent cut-off grades of above 0.6%.  Mineral Resources are not Mineral Reserves until they have demonstrated economic viability based on a feasibility study or prefeasibility study.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 1.3.2 Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007
Category	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000

Notes:
•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10 .50 for molybdenum;.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	The contained copper, gold, copper and molybdenum in the tables has not been adjusted for metallurgical recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
•	The mineral reserves are not additive to the mineral resources.
•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
•
Entrée– Ivanhoe Mines Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence.  The Shivee Tolgoi and Javhlant JV licences are held by Entrée and are planned to be operated by OT LLC.  OT LLC will receive 80% and Entrée will receive 20% of cash flows after capital and operating costs.

1.3.1.2	Heruga

The Heruga Mineral Resource estimate has not been updated since Entrée's previous Technical Report (March 2010).  This estimate was in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Resource estimate was prepared under the supervision of Scott Jackson and John Vann of QG in Perth.  QG’s scope of work also involved the preparation of this Technical Report as defined in NI 43–101 and in compliance with Form 43-101F1.

The Heruga Deposit within the Joint Venture Property contains copper–gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed Ivanhoe Mines’ quality assurance/quality control procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The database used to estimate the Mineral Resources for the Heruga Deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58 276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100 ppm to 1000 ppm) molybdenum mineralization in the form of molybdenite.

The Mineral Resource estimate for the Heruga Deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of QG.  A close-off date of 31 May, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

Ivanhoe Mines created three dimensional shapes (wireframes) of the major geological features of the Heruga Deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by Ivanhoe using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposits.  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe Mines model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe Mines.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

The Mineral Resources estimated within the Heruga Deposit as of 30 March 2010 are classified as Inferred, shown in Table 1.3.3, and are reported at a copper equivalent cut-off grade of 0.6%.

Table 1.3.3 Inferred Mineral Resource Inventory, Heruga Deposit, 30 March 2010
Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30 000	0.57	1.86	124	1.83	360 000	2 000	1 150 000
>1.25	70 000	0.56	1.45	118	1.55	840 000	3 000	2 340 000
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.90	290 000	0.56	0.80	160	1.15	3 610 000	8 000	7 450 000
>0.80	450 000	0.54	0.66	160	1.05	5 310 000	10 000	10 320 000
>0.70	660 000	0.51	0.56	151	0.95	7 390 000	12 000	13 780 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
>0.50	1 210 000	0.44	0.44	130	0.79	11 780 000	17 000	21 060 000
>0.40	1 670 000	0.39	0.38	115	0.69	14 430 000	20 000	25 540 000
>0.30	2 180 000	0.35	0.33	102	0.61	16 730 000	23 000	29 470 000
Notes:
•	Based on drilling completed as of 21 June 2009.
•	Table shows only the part of the Resource on the Entrée-Ivanhoe Joint Venture Javhlant licence.
•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10 for molybdenum;.  The equivalence formula was calculated assuming that gold was 91% of copper recovery.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula:

CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.
•	The contained copper, gold, copper and molybdenum in the tables has not been adjusted for metallurgical recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.3.2	Entrée-Ivanhoe Joint Venture Property - Mineral Reserve

The Entrée-Ivanhoe Joint Venture Property Mineral Reserve is contained within the Hugo North Block Cave Lift 1.  Stantec Mining prepared the Hugo North Mineral Reserve by applying the block cave mining method parameters to the Hugo Dummett Mineral Resource block model.  The mine planning work has been prepared using industry standard mining software, assumed metal prices and smelter terms as set forth in the Technical Report.  The estimate was prepared on a simplified project analysis on a pre-tax basis.  Key outstanding variables noted by Stantec Mining include the marketing matters, water supply and management and power supply.  The report only considers Mineral Resources in the indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground Mineral Reserve.  There is no Measured Resource in the Hugo North Mineral Resource.  Copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution.  The block cave shell was defined by a $20/t NSR, further mine planning will examine lower shut-offs.  The Hugo North Mineral Reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée-Ivanhoe Joint Venture  Shivee Tolgoi licence.

Table 1.3.4 Entrée-Ivanhoe Joint Venture Mineral Reserve, 11 May 2010
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (Billion lb)	Gold (Moz)
Proven	-	-	-	-	-	-
Probable	27	55.57	1.85	0.72	1.0	0.5
Total Entrée-Ivanhoe Joint Venture	27	55.57	1.85	0.72	1.0	0.5

Notes:
•	Table shows only the part of the Mineral Reserve on the Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence.
•
Metal prices used for calculating the  Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work.  The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave all material within the shell has been converted to Mineral Reserve this includes  low grade Indicated material and Inferred material  assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.
•
The Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence is held by Entrée  and is planned to be operated by OT LLC.  OT LLC will receive 80% and Entrée 20% of cash flows after capital and operating costs.

•	The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb, gold $850/oz, and silver $13.50/oz.
•	The Mineral Reserves are not additive to the Mineral Resources.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.3.3	OT LLC - Integrated Development Plan 2010

OT LLC has prepared a study titled Integrated Development Plan 2010 (IDP10) which represents the first opportunity to publically update the previous Oyu Tolgoi Integrated Development Plan 2005 (IDP05) for all aspects of the project within the framework of a signed and effective IA with the GOM.  The IDP10 was published in a Technical Report by Ivanhoe Mines in June 2010 and included work on the Entrée-Ivanhoe Joint Venture Property.  The QPs responsible for the Ivanhoe Mines Technical Report are the same QPs responsible for the reporting of the results of the study work on Entrée-Ivanhoe Joint Venture.

IDP10 presents two complementary development cases:

•	Reserve Case, based strictly on Proven and Probable Mineral Reserves

•	Life of Mine (Sensitivity) Case, which adds a large base of Inferred resources to the Reserve Case.

The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu pits 1 through 9 and Hugo North Lift 1) and is based on a prefeasibility level of study.  The Reserve Case is a prefeasibility quality level study complying with Canadian National Instrument 43-101, although some parts of the Project are further advanced and are considered at feasibility level.  The work of the IDP10 meets the standards of US Industry Guide 7 requirements for reporting Reserves. Some of the Mineral Resources from within the Entrée-Ivanhoe Project Property in Hugo North Extension have been converted to Mineral Reserve.

The Life of Mine (Sensitivity) Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Project.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment.  Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.  Mineral resources in the indicated and inferred categories with the Entrée-Ivanhoe Project Property in the Hugo North Extension and Heruga have been included in this analysis.

IDP10 provides a detailed outline of the likely development path for these reserves and the subsequent development of the remainder of the currently identified Oyu Tolgoi resources.  Independent reviews completed in the preparation of this report, indicate a number of areas where project value can be further improved or optimized.  The report also notes that management has considerable flexibility after initial construction and operations commence to further optimize the economic returns to stakeholders.

Given the extent of the mineral discoveries associated with the Oyu Tolgoi project and the potential for additional discoveries, Ivanhoe Mines and the Government of Mongolia agreed that the approved IA should conform with the provision of Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

of extending the term of the IA for an additional 20 years.  Major taxes and rates stabilized for the life of the agreement include: corporate income tax, customs duty, value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.

The long term IA stabilizes the fiscal regime for the Project.  OT LLC is undertaking a comprehensive implementation review following a binding IA in order to develop a final project schedule and budget.

Both the Reserve Case and the Life of Mine (Sensitivity) Case include resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and Entrée-Ivanhoe Joint Venture licence areas.  The initial production period of each case is the same.

Oyu Tolgoi has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.  When broken down, the Life of Mine (Sensitivity) Case currently includes ore from seven distinct mining areas, and although the development of some of these areas are interdependent, most represent separate investment decisions to be made at some future time.

Five deposits have been identified in the mineral resource at Oyu Tolgoi; they are Southwest and Central, Hugo South, Hugo North and Heruga.  Southwest and Central comprise the Southern Oyu and Hugo South and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit.  For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North have been identified for the mineral reserve.  In addition to these, long term mine planning has identified potential for another block cave lift at Hugo North, open pit or block caving at Hugo South and two block caving scenarios at Heruga.  The mine planning work in IDP05 and confirmed in IDP10 suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North

•	Southwest

•	Central

•	Hugo South or Heruga.

The Reserve case assumes processing of 1.4 Bt of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave.

The Life of Mine (Sensitivity) Case extends the mine inventory to include inferred material and assumes processing of 3.01 Bt over 60 years.  In this case, resources from the planned second lift in Hugo North, Hugo South and the Heruga deposit are added to the mining inventory, as they would be when considered in Mongolia.  The mining areas that are included in the Reserve Case and in the Life of Mine (Sensitivity) Case are shown in Figure 1.3.1.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.3.1
IDP10 Mining Areas

IDP10 outlines the initial construction of a concentrator and infrastructure to support production at a nominal capacity of 100 kt/d.  The predominant source of ore at start up is the Southern Oyu Open Pit.  In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit.  Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 kt/d.

At the end of Year 5, an expansion to the concentrator is completed in conjunction with production from Hugo North passing 10 Mt/a toward its full production level of 29.5 Mt/a.  This provides the capacity to process 158 kt/d for the duration of the operation.  Ongoing planning work using Inferred Resources has identified the potential for further expansions to between 210 kt/d and 265 kt/d.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits.  The concentrate produced will initially be trucked to smelters in China and then in future years transported by the developing Mongolian rail network, expansions to which are already underway.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities.  The major initial infrastructure elements include:

•	Water Borefields
Water demand will be supplied from the Gunii Hooloi basin which extends 35-75 km north of the Oyu Tolgoi site.  Bores will be developed in the southeast and the northeast areas of the Gunii Hooloi borefield with storage lagoons along the pipeline designed to provide for emergency use without impacting site water needs.

•	Water Treatment
A permanent water treatment facility and bottling plant will be constructed to treat raw water from the Gunii Hooloi borefield to drinking (potable) and domestic water standards.

•	Housing
Accommodation facilities will be constructed to support the operations phase of the Project.  Temporary facilities will also be constructed throughout the Project to support additional manpower requirements for construction and expansion demands.

•	Airstrip
The airport will be located approximately 7 km north of the Oyu Tolgoi mine site and will facilitate the transport of people and goods to the site from Ulaanbaatar and other points of departure.

•	Supporting Facilities
Administration, training, mine equipment maintenance, gatehouse, medical center, fire station, heating plant, fuel storage and warehouse facilities, among others will also be constructed to support operational requirements over the life of mine.

•	Railroads
During the initial 3 years of operation, the transport of bulk supplies and the delivery of copper concentrate to China will be by access road to the railhead.  However, direct rail transport is considered a long term transportation solution after this initial development period.

•	Power
The IDP10 assumes initial power for the project is to be sourced from Inner Mongolia, China.  By the fourth year, in accordance with the terms of the recently completed IA with the GOM, power must be sourced from a power station within Mongolia; although it is not required that OT LLC must build a power station.  This report, however, assumes that a power station sufficient for ongoing power requirements is constructed by OT LLC by the fourth year of operations.

In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a $758 M budget for 2010 to begin full-scale construction of Oyu Tolgoi.  The 2010 budget provides for an early start on a site-wide development program to be conducted in parallel with financing of the project.  Hatch Corporate Finance (UK) and Citi (US) have been engaged to coordinate financing efforts.

The dates assumed for the IDP10 are based upon current project planning and allow time for the implementation review to be completed in conjunction with financing efforts.  First production from Oyu Tolgoi is expected mid 2013.  The final timeline for development and first production remains at the discretion of OT LLC.

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A summary of the Entrée-Ivanhoe Project Property production and financial results is shown in Table 1.3.5.  The results highlight the differences between the cases; in particular the table highlights the significant increase in metal with the Life of Mine (Sensitivity) Case.  The after tax NPV at 8% discount rate attributable to Entrée for the Reserve Case is $79 M and for the Life of Mine (Sensitivity) Case is $176 M.

Table 1.3.5 IDP10 Summary Production and Financial Results
Description	Units	Reserve Case	Life of Mine (Sensitivity) Case (includes Inferred Resources)
Inventory		Mineral Reserve	Mineral Reserve and Inferred Resources
Production Rate (after expansion)	Mt/a	58	58
Total Processed	Bt	1.39	3.01
Entrée-Ivanhoe Joint Venture Property Results
Processed	Mt	27	765
NSR	$/t	55.57	20.77
Cu Grade	%	1.85	0.62
Au Grade	g/t	0.72	0.47
Copper Recovered	Billion lb	1.0	9.1
Gold Recovered	Moz	0.5	8.6
NPV (8%) After Tax (Entrée)	US$M	79	176

Notes:
•
Metal prices used for calculating the underground NSR are: copper US$1.50/lb, gold US$640/oz, silver US$10.50/oz, and molybdenum US$10.50/lb.  Based on long-term metal price forecasts at the beginning of the mineral reserve work and still believed to be valid.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payments terms, transport costs, metallurgical recoveries and royalties.
•	Long term metal prices used in the NPV economic analyses are: copper US$2.00/lb, gold US$850/oz, silver US$13.50/oz, molybdenum US$13.50/lb.
•	Current metal prices used in the NPV economic analyses are: copper US$3.13/lb, gold US$1,208/oz, (silver US$13.50/oz, and molybdenum US$13.50/lb - unchanged from long term pricing).
•
Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

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The Entrée-Ivanhoe Joint Venture and OT LLC copper and gold metal production and processing tonnages in the two IDP10 cases is shown in Figure 1.3.2 to Figure 1.3.7.  The production shown is the total production from the Entrée-Ivanhoe Joint Venture not a portion attributable to Entrée. Under the terms of the Entrée-Ivanhoe Joint Venture the Entrée portion of the costs are funded by Ivanhoe.  Entrée receives 20% of the net after tax cash flow after financing.  Therefore, Entrée has no capital or operating cost contributions to make towards the project development and operation but receives a cash flow from production on the Entrée-Ivanhoe Joint Venture Property. The Entrée cashflows are shown in Figure 1.2.8 and Figure 1.2.9.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.3.2
Copper Production – Reserve Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

Figure 1.3.3
Copper Production – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.3.4
Gold Production – Reserve Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

Figure 1.3.5
Gold Production – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.3.6
Processing by Source – Reserve Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

Figure 1.3.7
Processing by Source – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Figure 1.3.8
Entrée Cumulative Cash Flow – Reserve Case

Figure 1.3.9
Entrée Cumulative Cash Flow – Life of Mine (Sensitivity) Case

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.3.10
Entrée Cumulative Cash Flow – Reserve Case

Figure 1.3.11
Entrée Cumulative Cash Flow – Life of Mine (Sensitivity) Case

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.3.4	IDP10 - Additional Analysis

Oyu Tolgoi has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.  When broken down, the Life of Mine (Sensitivity) Case currently includes ore from seven distinct mining areas, and although the development of some of these areas are interdependent, most represent separate investment decisions to be made at some future time.

The implication is that the extensive nature of the resource will allow management the flexibility to continually re-evaluate and redefine the long term development path for the Oyu Tolgoi mining district.  In this manner, the returns to stakeholders can be optimized in response to changes in the economic climate, technical developments, operating performance and resource growth.

1.3.4.1	Alternative Options for Mine Development

Two alternative production schedules for the project have been prepared and are indicative of potential expansions that could be possible and should be the subject of further study.  Study of these options and others available from the multiple deposits on the Oyu Tolgoi project should becontinued in order to further optimise the longterm development plans.  Continued expansion of the project production rate would have significant benefits to Entrée through the Entrée-Ivanhoe Joint Venture by bringing forward revenues.

As the Heruga deposit is entirely within the Entrée-Ivanhoe Joint Venture Property it has the potential to provide a significant improvement to the Entrée financial results and is an area that is recommended for further study.  Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the results of the alternative options will be realized.

These two options are considered unlikely to require changes to the scheduling of Pits 1 to 6 of Southern Oyu and Hugo North Lift 1 as they do not change the production from the initial years.that are in the IDP10 schedules.

Southern Oyu Pit 7 and Pits 8 and 9, Heruga, Hugo South and the second lift in Hugo North are all separate investment decisions to be made in the future.  As such, they provide flexibility to management as these decisions will be based on future conditions, both in terms of the fiscal climate and the actual achieved Oyu Tolgoi operating conditions.  Heruga, Hugo South and the second lift in Hugo North all include Inferred Mineral Resources and under the NI 43-101 guidelines, Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) or the alternative production cases will be realized.

There is further flexibility in the mining of Hugo South and Heruga.  Hugo South is presented as a block cave mining operation however initial work suggest it could be economically mined as an open pit  instead.  Comparative work has been undertaken to compare the two options and results show that an open pit mine delivers an economic result similar to mining the deposit as a block cave.

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Heruga provides considerable additional flexibility to management in that it is a completely stand alone underground operation, independent of any other underground works and can be developed in parallel with those deposits.

Initial work has also been completed on developing Heruga as a smaller, higher grade underground mine with less capital infrastructure required.  This work has shown that developing Heruga as a smaller mine provides a smaller but comparable economic value to the larger case included in IDP10.

Two indicative cases were developed to begin to explore the flexibility inherent in the Heruga and Hugo South deposits.  These cases are prepared at a conceptual level only without a detailed formulation of operating and capital costs.  There is a significant amount of study work to be carried out to verify the Life of Mine (Sensitivity) Case and the alternative production cases to increase the Mineral resource confidence and identify suitable infrastructure capacities such as water.  These cases are discussed as it is considered that they demonstrate the options for the direction the Project’s long term mine planning should take.

It is also important to consider the total resources available for mining and larger production cases may be more closely examined if the resources of Oyu Tolgoi continue to increase, providing additional resources to feed a larger mill to capacity over the longer term.

In the first case, a smaller sized Heruga at 25 kt/d was brought into the mine plan in conjunction with operating Hugo South as an open pit.  The reduced capital development of a smaller Heruga and its independence from other underground development would theoretically allow crews associated with capital development to be moved to Heruga as soon as the initial underground development of Hugo North is completed.  The reduced time frame for pre-stripping Hugo South rather than developing it as an underground mine would allow the already established surface mine operation to expand to begin pre-stripping Hugo South quickly.

The operation could then look to a further expansion to the concentrator to accommodate a 213 kt/d operation around Year 11 of operations.  A production profile for this case (Alternative Production Case A) has been prepared but is only at a conceptual level and costings have not been prepared.  Alternative Production Case A is depicted in Figure 1.3.12, total annual production is 213 kt/d, incorporating Heruga as a 25 kt/d operation and Hugo South as an open pit mine.  The Life of Mine (Sensitivity) case production is included in black for comparison.

In a similar approach, if the Heruga deposit remains in the larger form shown in the Life of Mine (Sensitivity) Case, an expansion would occur slightly later but would reach 265 kt/d.  This case has been called Alternative Production Case B and again is only at a conceptual level and costings have not been prepared.  The ultimate production rate for Alternative Production Case B is 265 kt/d and is shown in Figure 1.3.13.  The case uses Heruga as a 75 kt/d operation and Hugo South as an open pit mine.  The Life of Mine (Sensitivity) Case (black) and Alternative Production Case A (red) are included for comparison.  There is a significant amount of study work to be carried out to verify the Life of Mine (Sensitivity) Case and the alternative production cases to increase the Mineral resource confidence and identify suitable infrastructure capacities such as water.  These cases are discussed as it is considered that they demonstrate the options for the direction the Project’s long term mine planning should take.

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Figure 1.3.12
Alternative Production Case A1

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 1.3.13
Alternative Production Case B2

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

1 Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the results will be realized.
2 Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the results will be realized.

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1.3.5	IDP10 Heruga Options Comparison

The Heruga deposit, as currently shown in the IDP10, is mined over 30 years into the mine’s operation.  On a discounted cash flow Net Present Value basis, it currently has little impact on the economics of the Project.  Management will have the flexibility to determine when this deposit comes into operation.  Heruga provides considerable additional flexibility to management in that it is a completely stand alone underground operation, independent of any other underground works.  It shares no underground infrastructure with the other underground mines and can be developed in parallel with those deposits.

Initial work has been completed on developing Heruga as a smaller, higher grade underground mine and reducing the capital infrastructure required.  This work has shown that developing Heruga as a smaller mine provides comparable economic value to the larger case included in IDP10. Figure 1.3.14 shows the production comparisons between a small and large Heruga underground operation.

Figure 1.3.14
Heruga Production Comparison

The comparison has been prepared assuming that each case has the same start date with discounting beginning from the time of the investment decision. The assumptions and results as a PreTax NPV the Total Heruga Large Case vs Heruga Small Case comparison is shown in Table 1.3.6 for for the Results attributable to Entrée in Table 1.3.7.

The Entrée results indicate that the Large Case provides Entrée the largest value. The terms of the Entrée-Ivanhoe Joint Venture Agreement allows Entrée to elect to have Ivanhoe carry their share of development costs through a debt financing arrangement for this reason the Entrée NPV is always positive. The Small Case has higher grades than the Large Case and hence the Small Case provides a higher margin on a per tonne basis but as the Large Case production rate is higher the total cash flow and hence NPV is higher. This analysis indicates some of the options that are available for Heruga and IDP10 recomends that study work on Heruga continue.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 1.3.6 Comparative – Total Heruga - Large Case vs Small Case
Trade Off Assumptions	Mined kt	Cu %	Au g/t	Mo ppm	Cu (lb)	Au (oz)	UG Operating Cost $/t	Initial Capex	Other Capex	Capex $/ t
Large Case	615 388	0.41	0.46	126.52	4538	6604	4.42	1102	2987	6.64
Small Case	182 279	0.46	0.73	136.16	1550	3218	4.67	557	1106	9.12
Copper Price	$2.00
Gold Price	$850
Large Case NPV (8%)					US$757 M
Small Case NPV (8%)					US$486 M
Delta in NPV of Small Case v Large Case					US$(272) M
Pre tax values, Discounted from beginning of investment decision.

Table 1.3.7 Comparative – Entrée Heruga – Large Case vs Small Small Case
Trade Off Assumptions	Mined kt	Cu %	Au g/t	Mo ppm	Cu (lb)	Au (oz)	UG Operating Cost $/t	Initial Capex	Other Capex	Capex $/ t
Large Case	615 388	0.41	0.46	126.52	4538	6604	4.42	220	597	1.33
Small Case	182 279	0.46	0.73	136.16	1550	3218	4.67	111	221	1.82
Copper Price	$2.00
Gold Price	$850
Large Case NPV (8%)					US$111 M
Small Case NPV (8%)					US$71 M
Delta in NPV of Small Case v Large Case					US$(40) M
Pre tax values, Discounted from beginning of investment decision.

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1.3.6	IDP10 - Dynamic DCF and Real Option Analysis of the Life of Mine (Sensitivity) Case

The natural resource industries primarily use the Discounted Cash Flow (DCF) method to estimate project NPV.  This method uses an estimate of project cash flow to form a basis for calculating a project’s NPV or IRR.  These two parameters are often used as part of the process of analysing a project’s economic attractiveness. Key to the analysis is determining if project revenues are large enough to both cover project costs and provide an investor with sufficient compensation for project risk.  An important step in the calculation of DCF NPV is the discounting of the cash flows by a suitable discount rate which aggregates the effects of project risk and the time value of money.  Selection of a DCF discount rate may be done with a market model of asset returns such as the Capital Asset Pricing Model (CAPM) or an estimate of the Weighted Average Cost of Capital (WACC) for the project.

Entrée supplemented their own Discounted Cash Flow analysis for the Life of Mine Sensitivity Case in IDP10 by retaining the services of Ernst & Young LLP (“Ernst & Young”) to develop an alternative evaluation model calculating both Dynamic Discounted Cash Flow and Real Option NPVs for Entrée interest in the Oyu Tolgoi Project Life-Of-Mine (Sensitivity) Case (Dynamic DCF and Real Option evaluation model).  In this context, Ernst & Young provided a report to Entree for Entrée’s private and confidential use.  The full report sets out Ernst & Young’s scope of work and conclusions.  This report is also subject to the assumptions, limitations and qualifications set out therein.  Entrée has prepared this summary to provide an overview of Ernst & Young’s mandate and conclusions after having reviewed and considered in its entirety the Ernst & Young analysis and conclusions that underlie the Ernst & Young report.  The following should be noted regarding the Ernst & Young evaluation model and analysis:

•
The Life of Mine (Sensitivity) Case provided by Entrée includes development of the later phases of the Oyu Tolgoi group of deposits (Heruga and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the experience obtained from developing and operating the initial phases of the project. Accordingly, the Life of Mine (Sensitivity) Case is effectively a Preliminary Assessment.  Also, insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on inferred mineral resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) will be realized.

•
Ernst & Young has relied upon the completeness, accuracy and fair presentation of all financial and other information obtained from public sources and information from Entrée and its consultants and advisors for the purposes of developing the analysis.  Ernst & Young did not and has not attempted to verify for the completeness or accuracy of the information.  As such, the analysis is conditional upon the completeness and accuracy of such information.

•
The Dynamic DCF method is an extension of the standard Static DCF methodology which uses stochastic Monte Carlo simulation to describe uncertainty in selected model variables, such as metal prices, and thereby recognize the effect of these uncertainties on project cash flows.  The Dynamic DCF method uses the same discounting approach as the standard Static DCF method in which an adjustment for both the time value of money and aggregate project risk is made through a discounting process applied to a net cash flow stream.

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•
The Real Option method is an alternate approach for calculating cash flow NPV.  At this time, it is not widely used in the natural resource industries though it is being investigated by some industry participants.  The Real Option analysis in this report is a complement to the static DCF and Dynamic DCF methodologies.  It is not asserted that any of these methods provides a more insightful evaluation result.  In addition, as instructed by Entrée, the effect of management flexibility on NPV is not considered in the Real Option analysis.

•
The Real Option and DCF NPVs provided in this section cannot be considered a fair market value or fair value estimate under the guidelines of the Canadian Institute of Chartered Business Valuators as there may be other factors and risks that should be considered and other analyses that should be performed when estimating such values.

The objective of the Ernst & Young analysis was to examine whether the Real Option method and stochastic Monte Carlo simulation could provide additional understanding of how project characteristics and business environment may combine to affect long-term cash flow uncertainty and NPV. The analysis considers the difference between the Real Option and the DCF NPV methods and the approach used by each method to adjust for market and project-specific uncertainty inherent in the project’s cash flows.

Discussions about the Real Option method often focus on management flexibility as the key difference even though the DCF method can be adapted to recognize the value impact of flexibility.  However, the primary difference between the Real Option and the DCF NPV methods is how cash flow risk and uncertainty is incorporated into an estimate of cash flow NPV.

A Real Option analysis starts with the same quantitative cash flows as those considered by the DCF method.  However, it alters the analysis of project cash flows by identifying and explicitly modelling the primary sources of cash-flow uncertainty, such as metal price and production costs.  Measures of the estimated risk associated with each source of uncertainty are developed based on finance theory and capital market information in order to convert cash flow into risk-adjusted cash flow amounts.  Under an assumption that this process has dealt with all systemic uncertainties, the risk-adjusted cash flow is present valued by discounting it for the time value of money only (i.e. at the risk-free rate).  Where some aspect of project uncertainty is not formally recognized under the Real Option methodology (as is the case with the Ernst & Young analysis), a residual project risk factor may also be applied to the risk-adjusted cash flow.

The primary advantage of the Real Option approach is its ability to adapt its pattern of risk adjustment as cash flow uncertainty varies during a project.  This responsiveness to changes in cash flow uncertainty may be used to recognize the differences in cash flow risk between competing project designs or between the risk of equity, creditor, and tax cash flow streams.

The Dynamic DCF / Real Option evaluation model relies on the same cost information, long-term metal price forecasts, production schedules, DCF discount rate, and calculations for tax, royalty, and working capital as those in the Entrée DCF model for the Life-of-Mine (Sensitivity) Case.  However, the Ernst & Young Dynamic DCF / Real Option evaluation model contains the following differences as compared to the Entrée model:

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•	Cash flow calculations are in nominal terms using a 2% escalation rate from the Entrée model.

•
Stochastic Monte Carlo simulation is used to explicitly recognize uncertainty in gold, copper, and molybdenum prices and the effect of these uncertainties on cash flow.  Metal prices are simulated in constant monetary terms and then escalated into nominal terms.

•
The spot copper and molybdenum prices in global markets for 31 December 2009 are used as initial prices for the simulation after which these prices revert over time to the long-term Entrée forecast prices.  Initial gold and silver prices are the same as those in the Entrée model.

•	The Dynamic DCF NPV calculation uses a nominal 10.2% risk-adjusted discount rate which is the Entrée real 8% discount rate adjusted by an inflation escalation rate of 2% for discrete discounting.

•
The individual risk adjustments for gold, copper, and molybdenum prices in the Real Option calculation are derived using the Capital Asset Pricing Model and financial market data to develop estimates of how investors would evaluate these risks.

•	The Real Option NPV calculation uses a residual risk premium of 2.4% to recognize residual cash flow risk and a nominal time discount (risk-free) rate of 4.7%.

•
The Real Option evaluation model analyses the effect of metal price uncertainty on the cash flow NPV from within the context of the Life-of-Mine (Sensitivity) Case presented in IDP10.  In particular, the influence of copper and molybdenum price reversion on Entrée cash flow NPV is considered.  Price reversion is a characteristic of commodity and energy markets, whereby commodity price fluctuates around a long-term equilibrium level.  In the short run, divergence from a long-term equilibrium level is possible under certain market conditions; however, in the long run, supply will adjust to the anomaly and prices will tend to revert to the equilibrium level. Due to this relationship, metal spot prices tend to decrease when the spot price is above the equilibrium level as suppliers increase metal production and consumers reduce the impact of higher prices through conservation or substitution.  Metal spot prices below this level tend to increase for opposite reasons.  Price reversion causes long-term metal price uncertainty to be confined to a narrower range than would prevail without reversion as the possibility of sustained periods of very high or low prices with respect to the equilibrium level is reduced.

Figure 1.3.15 provides an example of price reversion when simulating the copper price in constant monetary terms.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 1.3.15
One Simulated Copper Price Path with Expectations Updating

5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Constant dollar copper price ($/lb)
Long-term expected price = $2.00/lb
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
01-Jan-2060
Project time (year)
One simulated stochastic copper price path.
Expected CU price at 31/12/09 CU price of $3.33/lb.
Expected CU price at 31/12/19 CU price of $3.13/lb.
Expected CU price at 31/12/29 CU price of $1.20/lb.
10%/90% confidence bdy for 31/12/09 forecast CU price.
10%/90% confidence bdy for 31/12/19 forecast CU price.
10%/90% confidence bdy for 31/12/29 forecast CU price.

The gold price is assumed to exhibit non-reverting Geometric Brownian motion as it is often held by investors as a financial asset.  This is the same assumption underlying models of price behavior of other financial assets such as stocks.  For example, in this type of model, a shock that causes the current gold spot price to increase by 15% causes all price expectations to increase by 15% from the previous level.

Parameters for the price models in the Dynamic DCF / Real Option evaluation model were estimated with econometric analysis of historic metal price data and Entrée metal price forecasts.  The magnitude of price uncertainty and the strength of copper and molybdenum reversion were set based on econometrics analysis.  Long-term equilibrium prices of copper and molybdenum and the initial gold price expectations were set to the Entrée price forecasts.  Econometric analysis also found support for the assumption of price reversion in copper and molybdenum price movements and no evidence of reversion in gold price movements.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 1.3.8 presents cumulative net cash flow, time-adjusted cumulative net cash flow, and the Dynamic DCF and Real Option NPVs calculated for Entrée’s interest in Life-of-Mine (Sensitivity) Case.  The cumulative cash flow generated over the life of the Project including capital expenditure is estimated in real terms to be $1687 M.  The cumulative net cash flow discounted for the time value of money is $722 M using a nominal risk-free rate of 4.7%.  Note that this time-discounted amount does not include a risk premium

Table 1.3.8 Entrée Results Life of Mine (Sensitivity) Case Dynamic DCF and Real Options Comparison
Cash flow type	NPV or cumulative net cash flow (US$ Million; real; after-tax)
Cumulative net cash flow	1 687
Cumulative time-discounted net cash flow	722
	Dynamic DCF	Real Option	IDP10 DCF
Net present value	187	264	176
Note:
•	For clarity, these results are calculated with the Life of Mine (Sensitivity) Case.

When a risk-adjustment is applied, the Dynamic DCF NPV is $187 M using a risk premium of 5.3%.  The Real Option NPV is $264 M using risk-adjusted expected metal prices and the residual risk premium.

The Dynamic DCF NPV result is different than the static IDP10 DCF NPV obtained from the Entrée Life of Mine (Sensitivity) model because of stochastic Monte Carlo simulation.  The use of simulation allows the Dynamic DCF model to recognize the NPV impact of cash flow non-linearities due to a) the complex interaction between metal prices, metal production levels and operating costs, b) cash flow asymmetries due to tax loss carry-forwards, and royalties, and c) the impact of cash flow uncertainty on the repayment of the Ivanhoe Development Loan.

The difference between the Real Option and Dynamic DCF NPVs is due to the methodological differences in risk adjustment, the ability of the Real Option method to recognize the effect of price reversion on long-term cash flow value, and the risk management benefits of the Ivanhoe Development Loan.  The Real Option method explicitly recognizes the influence of metal price reversion and the Development Loan’s risk management benefits in its cash flow risk adjustment.  In contrast, the effect of price reversion of is not incorporated into the Dynamic DCF NPV calculation and the benefits of the Ivanhoe loan are muted by the DCF discounting structure.  It is important to realize that the Real Option NPV is higher than the DCF NPV in this particular instance and that there may be other instances where this is not the case.

The choice between the Dynamic DCF and Real Option NPV results is a matter of professional preference.  However, one basis on which to make this choice is to consider which NPV method recognizes the dynamic nature of cash flow uncertainty in its risk adjustments over the life of the Project.  The Ernst & Young evaluation analysis investigated the relationship between the cash flows to accruing to Entrée and their associated risk adjustments.  The analysis demonstrated that the Real

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Option approach adapted its pattern of risk adjustment to reflect annual variations in cash flow uncertainty due to the complex interaction of project structure such as metal grade and costs, characteristics of metal price uncertainty such as price reversion and the asymmetric nature of certain cash outlays such as royalties, taxes and loan repayments.  In contrast, the Dynamic DCF risk adjustments derived from a single discount rate reflect a well behaved trend of increasing cash flow uncertainty that is often not representative of the uneven increases and decreases in annual cash flow uncertainty that may occur at a project.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

1.3.7	IDP10 - Future Work

Exploration and development of the Entrée-Ivanhoe Joint Venture Property is under the control of project operator OT LLC.  The future work recommendations in IDP10 although focussed on the OT project will be of benefit to Entrée as they will include examination of the Entrée-Ivanhoe Joint Venture Property.

1.3.7.1	Oyu Tolgoi – Implementation Review

It has been identified in the study work that there are a number of areas where project value can be improved or optimized.

IDP10 recommends that OT LLC undertake a comprehensive implementation review to establish a baseline for the Project as it moves towards full production.  This will also assist in the continued monitoring and interpretation of the IA.  Key areas identified for the Implementation Review are:

•	Capital Re-Estimate

•	Start-up Date Optimization

•	Open Pit Optimization

•	Optimization of Gold Recovery

•	Tailings Dam Design

•	Power Supply

•	Water Supply

•	Concentrate Transport.

Other areas identified in IDP10 for future work are:

1.3.7.2	Characterization Drift

Information from the first underground development drift will confirm assumptions made in IDP05.  The Characterization Drift and associated drilling is an important step in finalizing designs for the underground feasibility study and mine development.  This will have a direct effect on the Hugo North Mineral Reserve by improving the understanding for operational activities.

1.3.7.3	Additional Resources

The recent Heruga and Far South discoveries have again highlighted the exploration potential of the Oyu Tolgoi region.  Opportunities for further discoveries along strike and at depth below existing discoveries could add significant life or increase the size of the Oyu Tolgoi project; extended exploration of the region is advised and an ongoing budget for exploration is in place with over 12 000 m of exploration diamond drilling planned for 2010.

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1.3.7.4	Mining Methods and Schedules

Options for increased production rates and varying the start times of some of the deposits have been examined but will required more detailed studies.  The Alternative Production Options indicate the direction for these stusies.

1.3.7.5	Real Options Analysis

The work conducted so far on real options by Ernst & Young should be expanded to improve the understanding of the Project for management.  Consideration could be given to conducting a Fully Flexible Real Options evaluation, looking to incorporate the discussions on management flexibility with the current real options work which is centred on copper and molybdenum price reversion.

1.3.8	Ulaan Khud

No additional work is recommended at Ulaan Khud.

1.4	LOOKOUT HILL WEST

Entrée has a 100% interest in the Togoot MEL and the western portion of the Shivee Tolgoi ML.  The title for these licences is held within Entree’s Mongolian subsidiaries:  the Togoot MEL is held within Entree Resources LLC and Shivee West (as part of the Shivee Tolgoi ML) is held within Entree LLC.

In 2009, work was only carried out on the Togoot MEL. Exploration in 2009 had four goals: to continue defining the coal resource of the Nomkhon Bohr discovery in advance of a licence conversion application; to explore for coal underneath deep Cretaceous cover on the Coking Flats magnetic anomaly; to explore for coal in the Khar Suul target; and to evaluate a precious metals target generated in 2007 to 2008 (Ukhaa Tolgod) and a precious metals target generated in 2009 (Morinii Takh).  Work comprised geological mapping, core drilling (24 holes totalling 3599 m), Reverse-Circulation drilling (56 holes totalling 8034 m), excavator-assisted trenching, down hole geophysical surveying, and a hydrogeological study of the Nomkhon Bohr target.

The Nomkhon Bohr, Coking Flats and Khar Suul coal targets are hosted by a folded clastic sedimentary sequence, interpreted to be of Permian age.  The sequence comprises very fine- to coarse-grained siltstones, sandstones and conglomerates, intruded by intermediate to felsic sills and dykes, and at least two diorite sills.  Within this sequence are carbonaceous mudstones and siltstones, sandstones and coal, which do not crop out.  At Nomkhon Bohr, this carbonaceous stratigraphy has been traced by trenching and drilling over a strike length of approximately 1200 m.  Coal is present in a number of narrow seams, 0.3 m to 4.5 m apparent thickness, dipping moderately to the north, in close proximity to the northern boundary of the Togoot MEL.  Analytical results indicate the coal has a moderate to high ash content (generally exceeding 30% ash) with moderate calorific values, with no potential for metallurgical use.  The Coking Flats coal target is covered by thick Cretaceous conglomerates, exceeding 150 m thickness in some drill holes.  Based on limited drilling, it appears to be structurally complex, and open in all directions.  Ash contents and calorific values are similar to those of Nomkhon Bohr coal.  The Khar Suul coal target is also obscured by Cretaceous sandstones and conglomerates.  It comprises carbonaceous mudstones but lacks coal seams.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The Ukhaa Tolgod precious metals target was identified by following up on a sample with anomalous gold taken in 2005.  Mineralization is hosted by intermediate to felsic volcaniclastic rocks and high level felsic (dacite to rhyolite) intrusives assigned to the Carboniferous.  Two core holes were drilled, but did not return any significant results.  Reverse-circulation drilling of the Morinii Takh precious metals target, generated in 2009, also did not return any significant results.

Drilling results from the Nomkhon Bohr coal discovery have supported conversion of part or all of the Togoot MEL to a mining licence.  This is in progress by Oyu Survey LLC, an arm’s length Mongolian consulting group with expertise in Mongolian coal deposits.  Licence application has been completed and required fees paid. Additional coal testing work is also recommended, to include petrographic work and trace element geochemistry, which may aid in correlation of individual coal seams at Nomkhon Bohr.  Also recommended are additional coal geotechnical tests (agglomeration, agglutination, Hardgrove Grindability Index) and ultimate analyses.

Additional testing of the Coking Flats, Khar Suul, and Toogie West coal targets and the Ukhaa Tolgod and Morinii Takh precious metals targets is not recommended at this time.

A program of detailed geophysics and approximately 5 000 metres of drilling is recommended on Shivee West.  This work will test deep geophysical targets and copper, molybdenum, gold soil geochemical targets within a belt of prospective Devonian rocks identified in earlier programs. This recommended work is estimated to cost approximately US$4.0 million for first phase 2010 exploration.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

2.	INTRODUCTION

2.1	SOURCES OF INFORMATION AND STUDY PARTICIPANTS

This report was compiled by the Qualified Persons listed on the Title Page.  Orginal authors and companies are listed throughout the text.  OT LLC and Rio Tinto personnel also provided reports and input to the Technical Report and IDP10.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

2.2	SITE VISITS

The following site visits were carried out by the Qualified Persons:

•
Bernard Peters visited the property from 30 March 2003 to 5 April 2003, from 15 July 2003 to 17 July 2003, from 28 April 2006 to 5 May 2006 and from 25 April 2009 to 27 April 2009.  Meetings were also attended in Ulaanbataar with Mongolian authorities to discuss the Mineral Reserves in 2006, 2007 and 2009 and made other visits to Mongolia and China as part of work on the Project.

•
Scott Jackson of QG visited the Ivanhoe Mines project site from 19 to 22 February, 2008 when numerous discussions were held with Ivanhoe Mines personnel regarding Heruga as well gaining on overview on the Oyu Tolgoi deposits.  Specifically, the purpose of the visit was to gain an understanding and review the Heruga geology and mineralization encountered on surface and in the drill holes completed to date.  Scott Jackson then visited the Ivanhoe Mines project site from 2 to 12 September 2008.  The purpose of this visit was to gain an understanding and review the Southern Oyu and Hugo Dummett deposits (including Hugo North Extension) geology and mineralization encountered on surface and in the drill holes completed to date.  Both John Vann and Scott Jackson visited the Entrée project for a half day on 21 February, 2008 when exploration results were reviewed, drill core inspected and Zones I and III visited.

•
John Vann of QG visited the Ivanhoe Mines project site from 19 to 26 February, 2008 with the same objectives as Scott Jackson.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were briefly reviewed.  John Vann then visited the Ivanhoe Mines project site from 2 to 12 September 2008 again with the same objectives as Scott Jackson.

•
Owen Cullingham, an independent coal consultant to Entrée, visited the Nomkhon Bohr coal project from October 4 to 14, 2008 and again from May 3 to 10, 2009.  While on site, Mr.  Cullingham advised on various aspects of the coal exploration and geology, sample handling, analytical requirements and made various recommendations for process improvements.

•	Albert Chance visited the Oyu Tolgoi property from 15 June 2009 to 19 June 2009 for the as part of the review of the OT LLC Oyu Tolgoi open pit geotechnical work in IDP10.

•	George R Stephan visited the property from 29 February 2008 to 4 March 2008 and inspected the facilities.

•	Jarek Jakubec visited the property in February 2003, June 2004, October 2004, July 2007 and April 2009.

•
Dean David visited the property from 1 June 2009 to 5 June 2009.  Whilst on site, inspection was made of the core library, site preparations for mining and milling facilities, geological facilities, administration facilities local infrastructure and site accommodation.

•	Bruce Brown visited the property from 1 June 2009 to 5 June 2009.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

2.3	TERMS OF REFERENCE

2.4	SOURCES OF INFORMATION AND STUDY PARTICIPANTS

This report was compiled by the Qualified Persons listed on the Title Page.  Orginal authors and companies are listed throughout the text.  OT LLC and Rio Tinto personnel also provided reports and input to the Technical Report and IDP10.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

3.	RELIANCE ON OTHER EXPERTS

The authors of this report state that they are Qualified Persons for those areas as identified in the appropriate “Certificate of Qualified Person” attached to this report.  The authors have relied upon, and believe there is a reasonable basis for this reliance, the following experts and reports, who/which have contributed information regarding legal, land tenure, corporate structure, permitting, environmental and other issues in portions of this Technical Report in the Sections as noted below.

Reports used in Section 4, Property Description and Location:

The following reports and documents affirm the ownership of the explorations and mining licences related to Oyu Tolgoi:

•
Ministry of Mineral Resources and Energy, Mineral Resources Authority of Mongolia, Conclusion Of The Minerals Council, 1 July 2009.  The Minerals Council is a group of Experts appointed by the GOM to review and recommend on the Mongolian Commercial Minerals registration.

•	Investment Agreement. The IA describes the licence areas and confirms the ownership by OT LLC.

Reports used in Section 5, Accessibility, Climate, Local Resources, Infrastructure and Physiography:

•	Ivanhoe Mines Mongolia Inc.Oyu Tolgoi project Project No. A2MW Process Design Criteria Section:0.05 Site Conditions. Fluor Canada.

•	IDP10 Section 8, Enviroment was prepared by Systainability and Aquaterra.

Reports used in Section 16, Mineral Processing and Metallurgical Testing:

•
JKTech, October to December 2004.  Drop-Weight Test Report on Twenty Six Samples from Oyu Tolgoi Deposit, Tested at AMMTEC Pty Limited, Perth, Western Australia for Ivanhoe Mines Ltd.  JKTech Job No. 04001.

•	AMMTEC Ltd., April 2005. Metallurgical Testwork for the Oyu Tolgoi Copper Gold Project Conducted for Ivanhoe Mines Mongolia. Report No. A9141.

•	Metso Minerals Industries, Inc., 8 April 2005. Copper Concentrate (South West Rougher Concentrate) – Jar Mill Test. Test Plant Report No. 65045.

•	MinnovEX Technologies Inc., October 2002. Preliminary Grinding Circuit Design for the Oyu Tolgoi Project, Mongolia.

•	MinnovEX Technologies Inc., 26 September 2003. Review of Grinding Design for Oyu Tolgoi and Indicative CEET Assessment.

•
MinnovEX Technologies Inc., March 2004 – Assessment of grinding circuit throughput for suggested mill sizings supplied by Ivanhoe Mines for Oyu Tolgoi project (South-West ore zone) as part of the conceptual design.  Rev. 2.

•	MinnovEX Technologies Inc., July 2004. Ivanhoe Mines Ltd., Oyu Tolgoi project, Grinding Circuit Evaluation Interim Report.

•	MinnovEX Technologies Inc., 10 September 2004. Grinding Laboratory Test Results.

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•	MinnovEX Technologies Inc., 14 February 2005. Summary of Oyu Tolgoi CEET runs conducted in Vancouver, Jan. 31 - Feb. 4, 2005 – Final Report.

•	MinnovEX Technologies Inc., February, 2005. Ivanhoe Mines, Oyu Tolgoi project, MFT Testwork and Fleet Study, Revision 0.

•	MinnovEX Technologies Inc., 20 April 2005. Oyu Tolgoi Drill Core Samples, Grade Correlations with SPI.

•	MinnovEX Technologies Inc., April 2005. Column Flotation Pilot Plant on Oyu Tolgoi South West Ore Conducted at SGS Lakefield.

•	MinnovEX Technologies Inc., 25 May 2005. MFT Testwork and Fleet Study Report No. 2, Revision 1.

•	AAJV MTR029 – Summary of Metallurgical Testwork Conducted by Lakefield Research (Report 1 of 5).

•	AAJV MTR030 – Summary of Metallurgical Testwork Conducted at Lakefield Research (Report 2A of 5).

•	AAJV MTR031 – Summary of Metallurgical Testwork Conducted at Lakefield Research (Report 2B of 5).

•	AAJV MTR032 – Summary of Metallurgical Testwork Conducted at Lakefield Research Report 3 of 5 – South Deposit.

•	AAJV MTR033 – Summary of Metallurgical Testwork Conducted by Lakefield (Report 4 of 5). (Note Report 5 of 5 is not for Southern Oyu material).

•	Knight Piésold Report PE601-0001/16, December 2004. Site Water Management.

Reports used in Section 23, Additional Requirements for Technical Reports on Development Properties and Production Properties:

•	EGI Report 8550/589, May 2003. Acid Rock Damage (ARD) Assessment of the Turquoise Hill (Oyu Tolgoi) Gold and Copper Project.

•	EGI Report 8550/633, June 2004. Manual for Turquoise Hill Waste Rock Leach Columns Operated by Ivanhoe Mines Mongolia.

•	EGI Report 8550/638, June 2004. Preliminary Cover Design Investigations for Control of ARD at Turquoise Hill.

•	EGI Report 8550/641, October 2004. Assessment of Geochemical Data for the Turquoise Hill Project.

•	EGI Report 8550/677, June 2005. Geochemical Assessment of Pilot Plant and Bench Test Tailings for the Oyu Tolgoi (Turquoise Hill) Project.

•	EGI E-mail, 16 June 2005. Oyu Tolgoi Waste Rock Column Update.

•	EGI Appendix A – Assessment of Acid Forming Characteristics.

•	Aquaterra Report, 15 June 2005. Oyu Tolgoi Integrated Development Plan, Water Supply and Dewatering Sections.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•	Aquaterra Report, September 2004. Oyu Tolgoi Camp and Construction Water Supply.

•	Aquaterra Report, October 2004. Feasibility Study, Oyu Tolgoi Dewatering Investigation – Open Pit and Block Cave Mining.

•	Aquaterra Report, November 2004. Groundwater Conditions at the Hugo Shaft.

•	Aquaterra Memo, 12 July 2004. Open Pit and Underground Mine Dewatering Predictions.

•	Sustainability Report, 10 January 2005. Training System Development Report.

•	Eco-Trade Ltd., October 2002. Environmental Baseline Study.

•	Eco-Trade Co., April 2003. Preliminary Community Consultation Report for the Oyu Tolgoi project.

•	The Mongolian Academy of Sciences Institute of Archaeology, 2002. The Report for the Archaeological Excavation Conducted on the Licensed Field of the “Ivanhoe Mines Mongolia INCII.

•
The Mongolian Academy of Sciences Institute of Archaeology, 2003.  A Summary Report of the Archaeological Excavation Works Conducted through Roads from Oyu Tolgoi, an Exploitation Site of “Ivanhoe Mines Mongolia Inc”.  Company, To Gashuun Sukhait Frontier Crossing Point in the Territory of Khanborg Soum, South Gobi Aimak.

•	Eco-Trade Ltd. Environmental Consultants, Mongolia, 2004. Oyu Tolgoi Project Environmental Impact Assessment.

•	Volume 1, Report of Oyu Tolgoi to Gashuun Sukhait Road and Infrastructure Corridor, Environmental Protection Plan and Environmental Monitoring Plan.

•	Sustainability 2005, Coordinate environmental, archaeological, and socioeconomic assessments and 2007 updates.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

The Lookout Hill Property (“Lookout Hill” or “Property”) is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China (Figure 4.2.1).  The Property is centred at approximately latitude 43° 05' 00" N and longitude, 106° 30' 00" E, or UTM coordinates 4770000 N and 620000 E with datum set to WGS-84, Zone 48N.  Elevations within the Property area range between 1160 and 1450 masl.

The Hugo North Extension is the principal zone of mineralization defined on the Property and is where the bulk of the exploration drilling has been conducted.  This deposit occurs within the Shivee Tolgoi ML of the Lookout Hill Property and is the northernmost defined portion of a north-northeast trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs within Lookout Hill and the adjacent Oyu Tolgoi project.  The Hugo North Extension is centred at approximately latitude N 43°04’ and longitude E 106°55’ within the Shivee Tolgoi ML and at elevations which range from approximately 1160 masl to 1180 masl.

The Heruga Deposit is the second significant zone of mineralization indicated on the Property and is where the bulk of 2007 and 2008 drilling was conducted.  This deposit occurs near the centre of the Javhlant ML, south of the Oyu Tolgoi ML, and is at the south end of a north-northeast trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs mainly within the adjacent Oyu Tolgoi project.  The Heruga Deposit is centred at approximately latitude 42°58’ N and longitude 106°48’E and at elevations which range from approximately 1160 masl to 1170 masl.

4.2	LEGAL

The Lookout Hill property (“Lookout Hill”) in Mongolia includes two mining licences (Shivee Tolgoi ML and Javhlant ML) and one mineral exploration licence (Togoot MEL) totaling approximately 179 590 ha.  One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences.  Entrée’s other wholly-owned Mongolian subsidiary, Entrée Resources LLC, is the registered owner of the Togoot MEL.  The beneficial ownership in these licences is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39 864 ha consisting of the eastern portion of Shivee Tolgoi ML and all of Javhlant ML (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Ivanhoe Mines.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.  Ivanhoe Mines is the project manager.

•
Lookout Hill West Property covers an area of 139 726 ha and includes the western portion of Shivee Tolgoi ML which is not subject to the Entrée-Ivanhoe Joint Venture (“Shivee West”) and all of Togoot MEL.

These two Properties are further described in Subsections 4.2.1 and 4.2.2, respectively and are shown on Figure 4.2.2.  A brief description of maintenance of mineral exploration and mining licences in Mongolia is provided in Subsection 0.

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A 60% interest in the original three mineral exploration licences was first acquired by Entrée in 2002, through an arms-length, 5 year option agreement with a Mongolian company, Mongol Gazar Co. Ltd.  (Mongol Gazar), who was awarded the MELs by the Mongolian Government in March and April 2001.  On 6 November, 2003, Entrée, through their wholly-owned Mongolian subsidiary Entrée LLC, entered into a purchase agreement with Mongol Gazar, which replaced the existing option agreement.  Details of the agreement can be found in the March 2008 technical report (Vann et al., 2008) filed on SEDAR.

The initial 3 year licence term issued to Mongol Gazar for the MELs expired in 2004; however Entrée has since twice extended the MELs.  Final expiry was to occur in March and April 2010 but the Shivee Tolgoi (3148X) and Javhlant (3150X) MELs were converted in October 2009 to mining licences with numbers 15226A and 15225A respectively.

Prior to conversion of the Shivee Tolgoi and Javhlant MELs, all annual mineral exploration licence fees had been paid to the Mongolian Government to keep the three MELs in good standing until March and April, 2010.  The newly granted mining licences are in good standing until October 27, 2039, assuming licence fees shown in Table 4.2.1are paid annually, and can be extended for an additional 2 periods of 20 years each.

Table 4.2.1 Lookout Hill Property – Licence Details
Mineral Licence Number	Mineral Licence Name	Licence Type	Total Area of Licence (ha)	Licence Award Date	Licence Expiry	Date of Annual Licence Payment(i)	Annual Licence Payment ($US)
15226A	Shivee Tolgoi	Mining	54 760	27 October 2009	27 October 2039	27 October 2009	821 401
15225A	Javhlant	Mining	20 346	27 October 2009	27 October 2039	27 October 2009	305 192
3136X	Togoot	Mineral Exploration	104 484	30 March 2001	30 March 2010	30 March 2009	156 726
Total			179 590				1 283 319
•
The Company's Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009.    The total estimated annual fees in order to maintain the licenses in good standing are approximately US$1.1 million.  Approximately US$600 000 of the total is recoverable from the Entrée-Ivanhoe Joint Venture.

•
The expiry date of the Togoot exploration licence was March 30, 2010.  Entrée submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council (which reports to MRAM) has reviewed and approved the resource estimate.  The total estimated annual fees in order to maintain the Togoot licence in good standing would be $0.5 million if all of the Togoot licence is converted to a mining licence..

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4.2.1	Joint Venture Property

On October 15, 2004, an Earn-In and Equity Participation Agreement (the “Earn-In Agreement”) was signed between Entrée and Ivanhoe giving Ivanhoe the right to earn an interest in a portion (39 864 ha) of the overall area of Entrée’s Lookout Hill Property (Figure 4.2.2).  The agreement has an effective date of November 10, 2004 (the Earn-In Effective Date).  The agreement has been filed on SEDAR and is summarized in the March 2008 technical report (Vann et al., 2008).  On 11 March, 2008, Ivanhoe Mines notified Entrée that it had incurred sufficient expenditures (>$27.5 M) to earn a 60% interest as was outlined in the initial agreement.  At the end of June 2008, Ivanhoe Mines notified Entrée that it had incurred sufficient expenditures (>$35 M) to earn an 80% participating interest and thereby forming a joint venture (the “Entrée-Ivanhoe Joint Venture”).  The property is now referred to as the “Joint Venture Property”.

By expending over US$35 M in exploration and development, Ivanhoe Mines has earned an 80% interest in minerals deeper than 560 m extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.  Entrée can elect to be carried to production by Ivanhoe Mines through debt financing at prime +2% (set by the Royal Bank of Canada) with its share of development costs repaid from 90% of future production cash flow.  This stipulation limits dilution of Entrée’s interest as the project progresses.

On 6 October 2009, Ivanhoe Mines Ltd., OT LLC and Rio Tinto International Holdings Limited signed an Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture.

Although the Shivee Tolgoi and Javhlant mining licenses have been granted to Entrée, one of the conditions precedent that Ivanhoe reports as being met is that the Ivanhoe ownership of these licenses has been transferred to OT LLC.  Entrée is not presently party to the Investment Agreement, however, under the terms of an Equity Participation and Earn-In Agreement dated 15 October 2004 between Ivanhoe Mines and Entrée, Ivanhoe Mines has agreed to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement.

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QG QPs have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements.  QG have relied upon Entrée experts for this information through the following document:

•
Legal Due Diligence document titled Entrée Gold Inc. (the “Company”) and Entrée LLC (the “Subsidiary”) addressed to AMEC by Zata Law Firm (Ulaanbaatar, Mongolia), dated 18 March, 2008 (Sections 4.2 to 4.2.3 of this report, and summarized in Section 1).

•
Legal Due Diligence document titled Entrée Gold Inc. (the “Company”) and Entrée LLC (the “Subsidiary”) addressed to Quantitative Group by Zata Law Firm (Ulaanbaatar, Mongolia), dated 10 March, 2008 (Sections 4.2 to 4.2.3 of this report, and summarized in Section 1).

•

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 4.2.1
Lookout Hill Property - Location Map

N
Ulaanbaatar
Mongolia
Project Area
Manlai
Dalanzadgad
0 100 200 400 600 800 1,000
Kilometres

Figure 1

ENTRÉE GOLD INC.

Mongolia

Location Map of Mineral Exploration Concessions and nearby towns

Note:
•	Figure from Panteleyev, 2004b

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 4.2.2
Lookout Hill Property – Land Tenure

MONGOLIA
Khar Suul
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Ring Dyke
Central Cretaceous
Basin
Bayan Ovoo
Altan Khulan
Zone III
Zone
Khoyor Mod
GGMM
Tom Bogd
BZ Moly
HUGO NORTH
EXTENSION
DEPOSIT
Oyu Tolgoi
Trend
Oyu Tolgoi
Project
HERUGA DEPOSIT
LEGEND
Exploration Camps
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture
Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The boundaries of the two MLs (or portions thereof) included within the JV Agreement are defined by latitude and longitude coordinates (MSK42 datum) and by UTM coordinates with datum set to WGS-84, Zone 48N, and these are listed in Table 4.2.2.

Table 4.2.2 Joint Venture Property Boundary Coordinates
ML	Point	Lat./Long. (MSK42; ° ‘ “)		UTM (WGS84, Zone 48N)
		Latitude	Longitude	Easting	Northing
15226A (Shivee Tolgoi; eastern portion only)	1	43 08 00 N	106 47 30 E	645752.90	4777222.00
	2	43 08 00 N	107 00 00 E	662698.13	4777605.65
	3	43 00 00 N	107 00 00 E	663051.38	4762798.00
	4	43 00 00 N	106 55 00 E	656258.54	4762639.53
	5	43 03 00 N	106 55 00 E	656131.70	4768192.34
	6	43 03 00 N	106 47 30 E	645950.77	4767967.25
15225A (Javhlant)	1	43 00 00 N	106 36 00 E	630445.98	4762098.85
	2	43 00 00 N	106 47 30 E	646069.34	4762414.47
	3	42 58 30 N	106 47 30 E	646128.58	4759638.09
	4	42 58 30 N	106 55 00 E	656321.92	4759863.13
	5	43 00 00 N	106 55 00 E	656258.54	4762639.53
	6	43 00 00 N	107 00 00 E	663051.38	4762798.00
	7	42 55 30 N	107 00 00 E	663249.69	4754468.83
	8	42 55 30 N	106 55 00 E	656448.59	4754310.38
	9	42 57 30 N	106 55 00 E	656364.16	4758012.21
	10	42 57 30 N	106 51 30 E	651605.97	4757905.31
	11	42 55 30 N	106 51 30 E	651687.83	4754203.49
	12	42 55 30 N	106 44 00 E	641486.25	4753985.55
	13	42 57 00 N	106 44 00 E	641428.99	4756761.90
	14	42 57 00 N	106 38 00 E	633271.07	4756598.47
	15	42 55 30 N	106 38 00 E	633325.02	4753822.13
	16	42 55 30 N	106 36 00 E	630604.62	4753769.81
Note: • Point 1 for each ML corresponds with the northwestern corner of the ML; remaining points are cited in a clockwise direction (see Figure 4.2.2).

4.2.2	Permits and Agreements

The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern OT LLC’s exploration, mining and land use rights for the Oyu Tolgoi project.  Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law.  These laws allow licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities as granted under Mongolian law.  OT LLC expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

OT LLC has, and continues to, study the permitting and approval requirements for the development of the Project and maintains a permit and licensing register.  OT LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for Project permitting in Mongolia.  Some permits have already been obtained and others are in the process of being submitted.   OT LLC has advised that it expects that all permits can be obtained in a suitable time frame for the project development.  Under the terms of the IA, a working group consisting of company and government representatives will be formed to assist in the permitting process.

With the adoption of the new Minerals Law in 2006, the Mongolian government increased the royalty of 2.5% to 5.0% on the sales value of all minerals, except coal and common minerals, extracted from a mining licence area which have been sold, shipped for sale or used.  Ivanhoe holds a 2% net smelter returns royalty over the property which was purchased from BHP Exploration in 2004.

For areas covered by exploration licences, an environmental plan accompanied the annual work plans submitted to the relevant soum, or district (Khanbogd Soum).  The original environmental performance bond was posted in 1998 by BHP and is still retained by the soum for the ongoing work.  Further requirements for environmental impact assessment are discussed below.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

4.2.3	Environment

Holders of a mining license in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include preparation of an environmental impact assessment (“EIA”) for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

IMMI has posted environmental bonds to the Mongolian Ministry for Nature and Environment (“MNE”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.  OT LLC pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

In March 2003, IMMI (now OT LLC) completed and submitted to the GOM an environmental baseline study regarding the Oyu Tolgoi Project.  The study, together with a brief project description, was subject to screening under the Mongolian EIA procedures and guidelines were issued for a “Detailed EIA” of the Project.  The EIA was prepared by Eco Trade LLC, a licensed Mongolian EIA consultancy, in accordance with statutory procedures and the screening guidelines.  The EIA work was supervized and coordinated by Sustainability Pty Ltd, of Australia, to apply international standards and methods of assessment.

The EIA for the Oyu Tolgoi Project consists of three volumes: (i) road, (ii) water supply, and (iii) mine and processing facilities.  The first EIA document, for the transport corridor south of the Oyu Tolgoi property to the Chinese border, was submitted in April 2004 and approved in May 2004.  An amendment to the approved EIA was submitted in December 2006 to allow for an alternative road alignment to the Chinese border. The EPP for this alignment was recently rejected by the MNET due to a resolution stating that certain roads in the South Gobi region need to bitumized by January 1, 2011.  The EPP will be re-submitted referencing the bitimizing of the road.

The second volume of the Oyu Tolgoi Project EIA, covers the supply of water from nearby aquifers, was submitted in June 2005.  Approval was obtained for the use of the Gunni Hooloi water reserve in September 2005.  Since approval, changes have been proposed to the mine process, which has resulted in an increase to the Project water demand.  In addition, further hydrogeological investigations at Gunii Hooloi have occurred, which has allowed a revision to be made to the aquifer capacity, characteristics and exploitable reserves.  This revision is provided in the Report on Groundwater Exploration (IMMI, 2007) submitted by IMMI (now OT LLC) to the MNE in January 2008.  This document was reviewed by the Water Sector Science and Technology Council who approved registration (January 2009) of the available water resource at Gunii Hooloi of 870 L/s.

An explanatory amendment document to the approved 2005 EIA is to be submitted to the MNE in June 2010.  The document assesses any potential changes to the environmental impacts associated with the use of the resource as a result of the latest hydrogeological assessments and approved exploitable water reserves.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The third volume, incorporating the results of the 2005 IDP, was first submitted in January 2006 and, after review by the Mongolian government, the submission was amended in May 2006.  An expert committee review of the mine and processing facilities volume of the EIA was completed in September 2006, and further information was submitted in November 2006 to address the issues raised.  The third volume of the EIA was approved by the MNE in December 2007.

Further volumes have been established to accommodate the Power Plant (Volume IV) and the temporary Domestic Airport Re-location (Volume V – approved 2007), EPP approved May 2010: and a number of supplementary assessments (Volume VI) which cover current development work associated with underground shafts 1 & 2, waste water treatment, diesel power supply, emulsion plant, chemicals import and usage, the quarry and batch plant for construction materials.  The Power Plant Screening and EIA reports are prepared for a 3x150 MW coal fired steam power plant located on the mining licence at the Oyu Tolgoi Project. Submission to the MNE is pending the exact location if on site.  The water supply pipeline and borefield infrastructure EIA was approved May 2010.

Table 4.2.3 Oyu Tolgoi EIA Approvals
EIA	EIA Component	Approval Status	Supplementary EIA’s	Approval Status
Volume I	Road and Power Corridor to China	Approved 2004	Re-alignment	Approved 2007
Volume II	Water Resource	Approved 2005	Increase in water demand (explanatory note prepared)	Approved 2009
	Pipeline & Bore field Infrastructure	Approved 2009
Volume III	Mine and Processing	Approved 2007
Volume IV	Coal Fired Power Plant	Prepared
Volume V	Tempoary Domestic Airport Re-location	Approved 2007	EPP	Approved May 2010
	Permanent Domestic Airport	In progress
Volume VI	Infrastructure - Construction		Temporary Fuel Storage Depot	Approved 2004
			Emulsion Plant	Approved 2005
			Shaft 1	Approved 2005
			Shaft 2	Approved 2007
			Quarry & Batch Plant	Approved 2007
			Diesel Power Plant	Approved 2007
			Waste Water Treatment Plant	Approved 2007
			Chemicals import & usage	Approved 2008
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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

4.2.4	Lookout Hill West (100% Entrée)

Lookout Hill West is owned 100% by Entrée and covers 139 726 ha.  The property includes the western portion of the Shivee Tolgoi ML (35 242 ha) and all of the Togoot MEL (104 484 ha; Figure 4.2.2).

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi ML and all of the Togoot MEL, subject to a right of first refusal by Ivanhoe Mines.  The grant of the Shivee Tolgoi mining license allows Entrée to continue to investigate the potential of Shivee West without facing imminent licence expiry.  The Togoot exploration licence is current until 30 March 2010, and annual exploration licence fees have been paid to maintain the licence in good standing until that date.  In order to be granted a mining licence the holder must demonstrate, among other things, that the subject property contains reserves and resources.  Entrée worked with a Mongolian consulting team to prepare a resource estimate for the Nomkhon Bohr deposit in support of making a mining licence application.  Entrée submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council (which reports to MRAM) has approved the resource estimate and the Company is awaiting issuance of the mining licence.

The boundaries of the two licences (or portions thereof) which are 100% held by Entrée are defined by latitude and longitude coordinates and these are listed in Table 4.2.4.

Table 4.2.4 Lookout Hill West (100% Entrée) Boundary Coordinates
MEL/ML	Lat./Long. (MSK42; ° “ ‘)
	Point	Latitude	Longitude
15226A (Shivee Tolgoi West)	1	43 08 00 N	106 30 00 E
	2	43 08 00 N	106 47 30 E
	3	43 00 00 N	106 47 30 E
	4	43 00 00 N	106 30 00 E
3136X (Togoot)	1	43 16 00 N	106 04 00 E
	2	43 16 00 N	106 30 00 E
	3	43 00 00 N	106 30 00 E
	4	43 00 00 N	106 04 00 E
Note: • Point 1 for each licence corresponds with the northwestern corner of the licence and then cited in a clockwise direction (see Figure 4.2.2).

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

4.2.5	Exploration and Mining Title in Mongolia

Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50/ha over the course of the up to 9 year tenure.  A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia).  Application to convert a Mongolian exploration licence into a mining licence can be made at any time prior to licence expiry.  Conversion of a licence to explore for minerals to a license to mine or develop a property in order to exploit minerals is commenced by review and Government approval of a defined mineral resource or reserve and then filing a formal application together with the reserve approval.  A mining licence may be granted for up to 30 years, plus 2 subsequent 20 year terms (cumulative total of 70 years).  Conversion of an exploration licence to a mining licence will result in an increase in the yearly fees payable to the Mongolian government.  These mining licence fees are $15.00/ha/yr for base and precious metals or $5.00/ha/yr for coal.

A mineral exploration licence is valid for a 3 year period and may be extended for 2 additional 3 year periods, giving a maximum 9 year length.  Before the end of the 9 year term, a MEL must be converted to a mining licence or it expires.

Payments to maintain mining and exploration licences in Mongolia are payable in advance on an annual basis according to the schedule shown in Table 4.2.5.  A summary of the Lookout Hill licences and their renewal status is shown in Table 4.2.1  under the Property Description section.

Table 4.2.5 Exploration and Mining Licence Annual Fees
Years of Licence	Exploration Licence Cost a Hectare (US$)	Mining Licence Cost a Hectare (US$)	Coal Mining Licence Cost a Hectare (US$)
1	0.10	15.00	5.00
2	0.20	15.00	5.00
3	0.30	15.00	5.00
4	1.00	15.00	5.00
5	1.00	15.00	5.00
6	1.00	15.00	5.00
7	1.50	15.00	5.00
8	1.50	15.00	5.00
9	1.50	15.00	5.00
Note: • Beyond Year 9 of a mining licence, the licence fee remains $US15 a hectare for minerals and $US5 a hectare for coal.

Royalties potentially payable to the Mongolian government are governed by Article 47 of the Minerals Law of Mongolia.  Pursuant to the Minerals Law, the Mongolian government assesses royalties of: 5% on the sale value of all metallic minerals (except placer gold) mined in the country; 7.5% of the sales value of gold extracted from placer; and 2.5% on coal and common mineral resources.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

In May, 2006 Mongolia introduced new levies comprising a corporate income tax of 25% on annual incomes over 3 Billion tugrugs.  In addition, a Windfall Profits law imposes a higher incremental tax rate of 68%, when copper prices reach US$2600/t ($1.18/lb), and when gold reaches US$50/oz.  In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the 3 year old, 68% windfall profits tax on copper and gold effective January 1, 2011.

4.2.6	Surface Rights and Permits

Mongolian Mining Law allows, through grant of the MLs and MEL, Entrée the right to access and explore, subject to land use agreements and fees with the local soums (districts).

4.2.7	Surveying

The original MELs within the Lookout Hill Property were legally surveyed in October, 2007 by Aerogeodez from Ulaanbaatar and the corners marked with steel posts.  The adjacent Oyu Tolgoi ML was legally surveyed in August 2002 by Surtech International Ltd.  using the internationally recognized survey datum WGS84 Zone 48N.  In September 2004, Geomaster Co. Ltd. (Geomaster), a licensed Mongolian land survey company, re-surveyed the Oyu Tolgoi ML corner points based on the official Mongolian survey datum “MSK42” and marked the corners with concrete and steel pylons.  In November 2004, Geomaster also surveyed the northern boundary between the Oyu Tolgoi ML and Entrée’s Shivee Tolgoi MEL and marked it with wooden posts on 250 m to 500 m intervals.

4.2.8	Environmental and Socio-Economic Issues

Entrée is fully compliant with Mongolian exploration regulations.  All phases of the Company’s operations are subject to the Minerals Law of Mongolia, Land Law and the Law on Environmental Protection as well as the various Taxation Laws.

In Mongolia, work on exploration licences requires filing an annual exploration work plan at the beginning of the year and providing a summary report to the local soum (the local Mongolian equivalent of a township or district).  The Lookout Hill Property is affiliated with two soums, Khanbogd and Bayan Ovoo.  A second report must also be filed upon the conclusion of exploration activities that includes a discussion of environmental impacts.  In addition, companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work.  No work is currently planned in 2010 on the Togoot exploration licence; however, bonds remain in place at Bayan-Ovoo and Khanbogd soums equal to approximately $900 each.  These bonds cover environmental reclamation to the end of 2010.  These amounts are refundable to us on request once we have completed all environmental work to the satisfaction of the local soum.

Exploration work on mining licences requires a similar procedure as for exploration licences.  A copy of the environmental plan must be delivered to the local soum (but is not approved by the soum) and the environmental bond is placed with a soum government account.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The soums must also be paid for water and road usage.  Payments are computed at the end of each calendar year based on the extent of use.  Even if the Company relinquishes its licences, it remains responsible for any required reclamation.  Entrée states that at the time of this report, it is in compliance with all environmental requirements.

Once the exploration phase is complete and the MEL is converted to a Mining Licence, further environmental and social studies obligations must be completed in the form of an environmental impact assessment and an environmental protection plan.

There are few inhabitants living within the boundaries of the Lookout Hill Property and no towns or villages of significant size.  The people who do live there are mostly nomadic herders.

Entrée is currently engaged in a small program of basic infrastructure improvements to assist the nearby communities in the vicinity of the Lookout Hill Property.  In addition, Entrée maintains close contact with the district soums as part of their community relations efforts.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	LOCATION

The Oyu Tolgoi project is in the Aimag of Omnogovi, located in the South Gobi region of Mongolia.  The property is approximately 550 km south of the capital city, Ulaanbaatar, and 80 km north of the border with China (Figure 5.1.1).

The topography largely consists of gravel-covered plains, with low hills along the northern and western lease borders.  Small, scattered rock outcrops and colluvial talus are widespread within the northern, western, and southern parts of the property.

The Oyu Tolgoi project hosts a series of copper–gold mineralized deposits in a Palaeozoic porphyry system.

Figure 5.1.1
Project Location Map

Mineral licence owned or controlled by Ivanhoe
Coal licence owned or controlled by Ivanhoe subsidiary, SouthGobi Energy Resources
Ivanhoe Mines' principal discovery and/or development project
SouthGobi Energy Resources' mining and development project
Tavan Tolgoi coal deposit, controlled by Mongolian Government
Nariin Sukhait coal mine (MAK-Qin Hua JV)
Major paved road
Road links to China border (Oyu Tolgoi, 80 km; Ovoot Tolgoi, 45 km)
Planned railway
Railway under construction
Russia
Ulaanbaatar
Mongolia
Beijing
Seoul
Tokyo
China
MAP AREA
Shanghai
ULAANBAATAR
MONGOLIA
Trans-Mongolian Railway
0
250
kilometres
Ovoot Tolgoi
coal mine
Oyu Tolgoi
planned mine
(copper-gold)
Dalanzadgad
Khanbogd
Erenhot
Ceke
Gashuun Sukhait
Ganqimaodu
to Hami
Ejinaqi
(2011 completion)
Jinquan
industrial centre
Bayan Obo
CHINA
(2010 completion)
Linhe
Huhot
Jining
Wuyuan
Baotou
steel-making industrial centre
Port of Qinhuangdao
China's largest coalport
Datong
BEIJING
Jiuquan
Wuhai
Shuozhou
Port of Tianjin
exports to Japan & Korea
Jiayuguan
steel-making industrial centre
Yinchuan
Shijiazhuang
BOHAI GULF
(to Pacific Ocean)
Taiyuan
Trans-China Railway
Trans-Manchurian Railway

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The Project is centered at approximately latitude 43°00'45"N, longitude 106°51'15"E or UTM coordinates 4764000 N and 651000 E with datum set to WGS-84, Zone 48N.  The Southern Oyu and Hugo Dummett Deposits are the principal zones of mineralization defined on the Project and these occur within a north-northeast trending, 1 km wide mineralized “corridor” in the central portion of the Oyu Tolgoi project at elevations ranging from approximately 1140 masl to 1215 masl.

5.1.1	Regional Centers and Infrastructure

There are a number of communities in the South Gobi region.  The most prominent is Dalanzadgad, population 15 000, which is the administrative center of the Omnogovi Aimag and is 220 km northwest of the Oyu Tolgoi property.  Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, a domestic airport, and a 6 MW capacity coal-fired power station.  OT LLC envisions that Dalanzadgad may be suitable as a regional center for recruiting and training.  The closest community to the property is Khanbogd, the center of the Khanbogd soum.  Khanbogd has a population of approximately 2500 and is 35 km to the east.  Other communities relatively near to the project include Mandalgovi (population 13 500), the capital of the Dundgovi aimag, 310 km north of the project on the road to Ulaanbaatar, Bayan Ovoo (population 1600), 55 km to the west, and Manlai (population 2400), 150 km to the north.

5.1.2	Transportation Infrastructure

Access to the property from the Mongolian capital, Ulaanbaatar, is possible either by an unpaved road, via Mandalgovi, a 12 hour drive under good conditions, or by air.  Oyu Tolgoi LLC has constructed a 2000 m long gravel airstrip at the site and routinely receives flights from Ulaanbaatar.  The Trans-Mongolian Railway crosses the Mongolia-China border approximately 420 km east of the property, traversing the country from southeast to northwest through Ulaanbaatar to the border with Russia.  At the Mongolian-Chinese border the rail gauge changes from the Russian standard to the Chinese standard.  A desert trail connects the rail line at  Sainshand to the site.

The Chinese government has upgraded 226 km of road from Ganqimaodao to Wuyuan, providing a direct road link between the Mongolian border crossing at Gushaan Suhait, 80 km south of Oyu Tolgoi, and the Trans-China Railway system.  A rough track/trail crosses the desert from the Mongolian border to the site.

Ulaanbaatar has an international airport, and Mandalgovi and Dalanzadgad have regional airports.  There is currently charter air service between the site and Ulaanbaatar.  The closest regional airport in China is at Hohhot.  There are no airport facilities at Wuyuan or Bayan Obo.

5.1.3	Power Supply

Since 2005, OT LLC conducted a study into construction of a power station at the Oyu Tolgoi site it was agreed in the IA that power may be sourced externally from sources outside Mongolia until Year 4 at which time power to the project will be sourced from a power station within Mongolia, whether operated by OT LLC or an external party.  A final decision on the source of initial power needs to be progressed, power supply contracts negotiated with associated utilities and planning / approvals done for the power transmission corridor.  In addition to this, options for the location and ownership of the Mongolian power station should be studied and identified.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

5.2	CLIMATE AND HYDROLOGY

5.2.1	Climate

The South Gobi region has a continental, semi-desert climate.  The spring and autumn seasons are cool, summers are hot, and winters are cold.  Typical of desert climates, the site has low average humidity and significant variations in daily temperatures.

Knight Piésold conducted an extensive evaluation of the available climatic information for the project area using regional data from bibliographical sources and local data from nearby climate stations.

The climatic conditions are such that the operating season for the Project will cover the entire year on a continuous shift basis.  Minor disruptions are expected and have been allowed for in the Project operating hours estimates.

5.2.1.1	Data Sources

Data were derived primarily from climatic records for Byan Ovoo, approximately 75 km west of Oyu Tolgoi, and from 2 years of available Oyu Tolgoi site data.  Although these data have some limitations they are considered adequate for use in design.  Data were also obtained from Khanbogd, approximately 45 km northeast of the site, Dalanzadgad, 220 km northwest, and Hailutu, 200 km southwest, but the information from Byan Ovoo was deemed the most representative of conditions at Oyu Tolgoi.

5.2.1.2	Air Temperature

Temperatures range from an extreme maximum of about 50°C to an extreme minimum of about -34°C.  The typical air temperature in winter fluctuates between 6°C and -21°C.  In the coldest month, January, the average temperature is -12°C.  Data from Byan Ovoo are shown in Table 5.2.1.

Table 5.2.1 Monthly Temperatures (°C) Based on Byan Ovoo Data
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Minimum	-34	-33	-25	-22	-13	0.4	4	2	-4	-20	-26	-33
Average	-12	-8	-0.4	9	17	23	25	22	16	7	-2	-10
Maximum	9	16	24	31	38	49	40	39	39	30	25	14

5.2.1.3	Relative Humidity

The average relative humidity ranges from 18.7% in May to 53.3% in January.  Daily relative humidity is dependent on current temperature and varies considerably.  Table 5.2.2 shows monthly relative humidity statistics using the calculated hourly averages from the site weather station.  The design relative humidity for summer is based on an analysis of the July 2002 and 2003 hourly temperatures and corresponding relative humidity values.  The design relative humidity for a 1 July temperature of 34.5°C is 15.1%.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 5.2.2 Monthly Relative Humidity
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Minimum	19	12	3	2	1	1	4	8	1	2	5	10
Average	53	38	23	24	18	31	37	36	34	30	40	43
Maximum	81	67	88	89	100	96	100	100	100	81	85	80

5.2.1.4	Ground Temperature

From the data available to date, the minimum recorded ground temperature is -39°C and the maximum is 70°C.  Table 5.2.3 shows the design freezing depths at the site based on the Mongolian Climate Data and Geophysical Parameters for Use in Construction Design Code Document No. CNR 2.01-01-93.

Table 5.2.3 Design Soil Freezing Depths
Soil Type	Freezing Depth (m)
Clayey soil	1.5
Sandy soil	1.9
Gravely soil	2.2

5.2.1.5	Solar Radiation

Solar radiation data have been collected at the Oyu Tolgoi site station since 2002.  Solar radiation is measured in W/m2 and fluctuates during the day, ranging from 0 W/m2 at night and peaking soon after mid-day.  The average daily maximum for the 2 years of data available is 655 W/m2, the highest daily maximum is 1030 W/m2, and the lowest daily maximum is 76 W/m2.

Maximum levels of solar radiation are lower during the winter.  The average daily maximum is 429 W/m2 for January and 859 W/m2 for July.

5.2.1.6	Precipitation

Average annual precipitation is 57 mm/a, 90% of which falls as rain and the rest as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm/h for a 1-in-10 year, 10 minute storm event have been recorded.  In an average year, rainfalls occur on only 19 days, and snow falls on 10 to 15 days.  The ground snow load is 0.1 kPa.  Monthly rainfall data are shown in Table 5.2.4 and Table 5.2.5.  Both tables are derived from Byan Ovoo data for 1975 to 2002.

Table 5.2.4 Rainfall Summary (mm)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Maximum daily	2.1	3.8	4.4	10.4	19.0	16.2	29.5	102.0	19.2	4.0	4.3	1.5	-
Average monthly	0.4	0.4	0.8	1.4	3.1	8.1	18.1	17.8	5.0	0.9	0.6	0.2	56.8
Average rain days per month	0.6	0.6	1.0	0.8	1.5	3.0	4.5	3.9	1.4	0.6	0.7	0.4	19.0

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 5.2.5 Rainfall Intensities (mm/h)
Return Interval Duration	1 in 2 Years	1 in 10 Years	1 in 20 Years	1 in 50 Years	1 in 100 Years	1 in 500 Years
10 minutes	15.4	44.2	63.5	99.8	138.3	284.2
30 minutes	10.0	28.7	41.3	64.8	89.9	187.7
60 minutes	6.8	19.5	28.0	44.0	60.9	125.2
2 hours	4.3	12.3	17.7	27.8	38.6	79.3
3 hours	3.2	9.2	13.3	20.9	28.9	59.4
6 hours	1.9	5.5	7.9	12.4	17.2	35.4
12 hours	1.1	3.2	4.6	7.3	10.1	20.7
24 hours	0.7	1.9	2.7	4.2	5.9	12.0
48 hours	0.4	1.1	1.5	2.3	3.2	6.3
72 hours	0.3	0.8	1.0	1.6	2.2	4.2

5.2.1.7	Thunderstorms and Lightning

Local records indicate that thunderstorms are likely to occur from 2 to 8 days each year at Oyu Tolgoi.  Electrical activity generally totals about 29 hours each year.  An average storm will have up to 83 lightning flashes a minute.

5.2.1.8	Evaporation

Given the importance of this variable for determining project water requirements, a number of different methods were used to generate and analyse evaporation data to determine design levels.  The results are summarized in Table 5.2.6.  It should be noted that site measurements are ongoing to confirm these results.

Table 5.2.6 Design Evaporation Data
Month	Sublimation (Waterbodies Frozen in Winter) (mm)	Evaporation
		Winter	Summer
		(Open Waterbodies) (mm)
January	22	82	-
February	41	101	-
March	-	-	142
April	-	-	256
May	-	-	439
June	-	-	378
July	-	-	382
August	-	-	285
September	-	-	192
October	-	-	132
November	53	11	-
December	27	88	-
Total Water Loss: Sublimation + Evaporation = 2349 mm

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

5.2.1.9	Wind Loading and Dust Generation

Wind is usually present at the site, predominantly from the north.  Very high winds are accompanied by sandstorms that often severely reduce visibility for several hours at a time.  At present, site-specific wind monitoring data are available for only a short period of time, less than a year.  Based on regional information, windstorms can have gusts up to 50 m/s.  Snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region for 5 to 8 days each Winter.  Spring dust storms are far more frequent and can continue through June and July.  The average storm duration is 6 to 7 hours.  An average of 120 hours of dust storm activity and 220 hours of drifting dust are recorded each year.

Based on the Mongolian Code, the Basic Wind Speed is 34 m/s.  Maximum 1 hour speeds recorded at Byan Ovoo are shown in Table 5.2.7.  The number of dust days per year is shown in Table 5.2.8.

Table 5.2.7 Maximum One-Hour Wind Speeds (m/s) at Byan Ovoo
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Maximum wind speed	13.4	14.0	15.4	18.1	16.6	16.2	16.3	14.8	16.0	18.6	19.3	14.5

Table 5.2.8 Frequency of Dust Storms in the Gobi Desert
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
No. of days	0.7	1.0	2.4	4.7	4.1	1.5	1.0	0.4	0.6	0.7	1.9	0.7

5.2.2	Hydrology and Surface Water Quality

The Oyu Tolgoi project area is located within the closed Central Asian drainage basin and has no outflow to the ocean.  Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.  The Umdai River is the most significant hydrological feature of the project area.  A tributary of the river passes through the site.

Flows after heavy summer rainstorms often result in very turbulent, high-velocity mud flows, locally termed “Gobian wild floods.”  These floods have been known to destroy road crossings and to carry away vehicles caught in the riverbeds.  No surface flow data are available for these isolated and episodic flood events.  During exploration, only two such events were experienced from 2002 to 2009.  Further discussions with locals indicate these events can occur yearly (excluding current drought conditions).

Shallow springs are used by wildlife and livestock as drinking water sources.  Migratory wildlife movements during summer months in the Gobi are likely to be dictated by the presence of surface water in natural springs.

Water quality baseline data for surface waters throughout the project area, access road corridor, and aquifer areas are being collected through current monitoring programs.  This information will be

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established prior to project development as a basis for assessing potential project-related impacts on surface water quality during routine monitoring.

Potential impacts on surface water systems in the project area will include local changes to natural flow paths and depletion of springs, ephemeral wetlands, and salt-marshes from project development and operation activities.  The mitigation and design work with regard to surface water focused on the potential impacts to surface water quality include increased sedimentation and risk of pollution of springs, ephemeral wetlands, and salt-marshes from increased erosion, contaminated dust fallout, contaminant spills, and accidents associated with project construction and operational activities.

Fugitive dust control management plans and spill management systems are being developed to avoid and mitigate potential impacts to air and surface water quality.  These studies will be used to mitigate impacts that may result in loss of wildlife habitat, decrease in wildlife health, and decrease in wildlife population because of higher mortality rates.

On and off-site infrastructure associated with the upgrading of road facilities at the site and along the corridor include the formation of dedicated stream crossings, which may reduce the number of undefined and informal crossings that now exist along tracks within the corridor.

5.2.2.1	Hydrogeology and Groundwater Quality

Detailed groundwater investigations to date have been concentrated in the Gunii Hooloi, Galbyn Gobi, and Nariin Zag aquifer areas to assess the potential to meet the Project’s estimated water demand.  Groundwater investigations conducted in the mine licence area focused on assessment of required dewatering rates for mine works and the potential to meet the Project’s camp and construction water demands.  Process water supply has been registered and will be piped from the Gunii Hooloi basin to the northwest of the project area.  Current studies are ongoing at site to confirm groundwater model predictions with respect to dewatering of the pit and underground and groundwater environmental impacts.

5.2.2.2	Soils

Six soil types were identified in the 2002 field surveys, all containing low nutrient content and ranging from medium to high alkalinity.  Soils in elevated areas contain a high proportion of rock fragments throughout poorly developed horizons.  Sandy alluvium over preserved brown loams covers the valleys and steppe areas, providing an indication of the major impact of wind and dusting on soil development.  The sandy valley and steppe soils are generally non-saline.  Further baseline work within the project area is continuing to further classify soil chemistry so that potential changes resulting from project development can be assessed.

5.2.2.3	Vegetation

The flora in the Oyu Tolgoi project area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone.  Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses.  Four rare plant species occur within the mine licence area.  Some shrubs are used for cooking and heating fires in “ger” dwellings.  However, pressure from human use is lower near Oyu

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Tolgoi due to the low population density.  Vegetation in the region serves as wildlife habitat and food source for migrating wildlife and livestock.

Studies will continue to mitigate potential impacts on vegetation cover and health, and include permanent removal of vegetation cover for the development of project facilities and infrastructure, i.e. open pit, plant site, rock piles, mine roads, tailings storage facility, borrow areas, access road, and power line; and temporary removal and disturbance of vegetation cover for development of underground mines and the water resource pipeline and borefield.  Mitigation and monitoring plans will be implemented and updated through operations to continually find ways to reduce these impacts.

5.2.2.4	Fauna

The fauna of Mongolia is represented in the north by forest-steppe species of Eurasia and in the south by desert species of Central Asia.  The central belt of Mongolia is a transitional zone that includes both.  The desert fauna of the Gobi region is extremely diverse, with many species typical of the Central Asian desert.  The low population density and isolation of the southern Gobi region of Mongolia has resulted in the survival of several endangered species that no longer exist in neighbouring countries.  Although the entire project area serves as habitat for reptiles and to migratory mammals and birds, low sandy dunes areas and shrublands provide habitat to distinct wildlife communities.

Many of the larger mammals found within the general project area are rare and endangered species.  Several species with conservation significance have been recorded along the border corridor access (MNE, 1997).  Two species (the Asiatic wild ass and black-tailed gazelle), listed as threatened, were sited and recorded in the access road corridor and Galbyn Gobi aquifer area.

OT LLC is dedicated to continued mitigation of impacts on fauna associated with the development of the project including changes in abundance, geographic distribution, and productivity at the species and ecosystem level.  Wildlife management plans will be developed along with local authorities and government bodies to minimize these impacts.  These plans will include initiation of wildlife research programs with Mongolian research facilities to gain a better understanding of wildlife populations, migration, and species diversity.

5.2.2.5	Protected Areas

The Small Gobi Strictly Protected Area (SGSPA) is approximately 80 km south of the mine licence area, on the Mongolia-China border.  The access road corridor traverses through 13 km of the protected area.  With the acceptance of the EIA for the corridor in June 2004, OT LLC has received approval to cross through this area.

5.2.2.6	Land Use

The land surrounding the mine licence area is predominantly used for nomadic herding of goats, camels, and sheep by small family units.  Use is based on informal traditional Mongolian principles of shared grazing rights with limited land tenure for semi-permanent winter shelters and other improvements.  Initiation of the herder support program has reduced the incidence of land use conflict between current mineral exploration and grazing practices.  The project intends to maintain coexistence

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of traditional grazing practices and mineral development except where there is a risk to public safety or livestock.

5.2.2.7	Risk Assessment

The Law of Mongolia on Environmental Impact Assessment (2001) and the guidelines issued for the IMMI EIA (2001) require the inclusion of a risk assessment in project documentation.  “Risk assessment” means identification and prediction of the possible emergencies and accidents that could occur during the production process or natural disasters, and elimination and mitigation of their consequences.

5.2.2.8	Ongoing Work

A complete list of outstanding work to be completed at various stages of development, and current status, is included in the report.  Key work includes baseline studies and assessment of project-related impacts along the access road corridor from Mongolia-China border to Wuyuan, China; wildlife population dynamics, habitat use, ecology and migratory habits of key species within the region; transboundary issues, cumulative effects, human health risks, and noise effects; and continued evaluation of acid mine drainage and metal leachate potential, hydrology, water quality of surface water occurrences, groundwater resources, air quality, soil chemistry; and projected impacts.  Completion of this work will aid in customizing and improving existing environmental management and monitoring plans as part of an Adaptive Environmental Management System.

5.2.2.9	Closure and Reclamation

As part of overall project planning, OT LLC has prepared a preliminary reclamation and closure plan.  Certain features of the mine, such as the open pit, waste dumps, and tailings impoundment, will create permanent changes to the current landscape that cannot be completely remedied through reclamation.  The closure plan will, however, ensure that these disturbed areas are seismically and chemically stable as to limit the ecological impacts to the surrounding water, air, and land.

The closure plan for the Oyu Tolgoi project will address the socioeconomic impacts of mine closure considering that the existence and economic survival of some communities may have become dependent on the Project.  Issues include ongoing environmental management during and after reclamation, loss of jobs, and socio-economic impact to the region.

The primary reclamation objective is to develop the mine in a manner that prevents leaving an unsustainable environmental legacy and that considers community input and values.  Other key objectives are as follows:

•	Protect public health and safety during all stages of project development

•	Prevent or mitigate environmental degradation caused by mining-related activities

•	Return the maximum amount of disturbed land to pre-mining conditions suitable for nomadic herdsmen and their grazing animals

•	Secure the open pit areas, subsidence zones, waste dumps, and tailings storage facilities to ensure public and environmental safety

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•
Plan and implement reclamation techniques that eliminate the need for long-term maintenance presence on site and permit OT LLC to “walk away” from the reclaimed mine with no environmental or social encumbrances.

OT LLC will develop environmental monitoring plans, including proposed activities and schedules, to ensure that environmental parameters meet the criteria, standards, and limits laid out in the EIA and Environmental Protection Plan.  In accordance with Mongolian law, OT LLC will undertake monitoring at its own expense using approved methods and accredited facilities.  The monitoring will permit procedures and activities to be adjusted and/or modified as necessary to ensure optimal environmental protection.

Parameters to be monitored during the closure and post-closure phases of the mine include the following:

•	Surface water and groundwater quality

•	Physical stability of tailings deposits

•	Physical stability of the river water diversion dike, waste rock dumps, drainage ditches, and concrete shaft/raise caps

•	Isolation of open pit voids and unfilled subsidence zones, including status of open water and erosion controls

•	Success of indigenous revegetation, including remediation as required until proven to be self-sustaining

•	Condition of groundwater monitoring wells, piezometers, survey monuments, and other instrumentation

•	Effectiveness of dust-control measures on waste rock, tailings storage facility (TSF), and other waste areas with specific attention to potential wind-blown contaminant sources.

5.3	SEISMIC ZONE AND RISK

5.3.1	General

Knight Piésold has completed a seismic hazard assessment of the Oyu Tolgoi site.  The seismicity of the Oyu Tolgoi site was determined to be low, and the seismicity of eastern Mongolia is generally low.  However, to the west of Oyu Tolgoi lies the Mongolian Altai – a tectonically active mountain range stretching 1700 km from southwest Siberia to the Gobi Desert.  The easternmost extension of the Mongolian Altai is known as the Gobi Altai, which dies out approximately 50 to 100 km west of Oyu Tolgoi.

5.3.2	Mongolian Seismology Center

The Research Center for Astronomy and Geophysics of Academy of Science (Seismology Center) is responsible for assessing seismology in Mongolia.  OT LLC appointed the Seismology Center to perform a seismic assessment for the project.  This work has been completed and the findings incorporated into the assessment by Knight Piésold.

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5.3.3	Analysis and Conclusions

Based on the assessment, appropriate seismic design parameters were selected:

•
For plant site structures, the maximum acceleration associated with an earthquake with a return period of 475 years (10% chance of exceedance in 50 years) is 0.06 g.  This makes it a UBC Zone 1, which is recommended for design.  For the Russian building code SNIP II-7-821, a seismic intensity rating of VI (6) would be used for the design of “common” facilities and of VII (7) for “critical” facilities at Oyu Tolgoi.

•
The foundation factor is defined by the soil profile.  The site will mainly have foundation on rock or on dense or very stiff soil less than 15 m in depth.  There are no areas of deeper loose or soft soils or soils that may liquefy.

•	For design of the tailings storage facility:

-
The operating basis earthquake (OBE) was selected as the earthquake with a 475 year return period.  This was estimated to be M7.5 with a 6% probability of occurrence during the life of the Project.   There are several values of OBE used depending on the design team’s classification of risk for operating purposes.

-
The maximum credible earthquake (MCE) with a maximum bedrock acceleration of 0.08 g (1000 year return-period event) and design magnitude of M7.8 has been adopted.  This value was used for design of closure in those areas that are susceptible to seismic conditions upon completion and closure of operations.

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6.	HISTORY

6.1	INTRODUCTION

Mining legislation that was drafted in Mongolia in the early to mid-1990s sparked exploration of the southern Gobi region in what became known as the “South Mongolian (porphyry) copper–gold belt’”  The area was evaluated by a number of companies, including Magma Copper Company, which, in 1995, targeted the area of the Oyu Tolgoi deposits.  Following a corporate takeover, the work by Magma was continued by BHP Exploration Ltd.  By 1999, a significant copper–gold resource had been identified at Oyu Tolgoi (Perelló et al., 2001).  At the end of this period, Ivanhoe acquired BHP’s interest in the Oyu Tolgoi project.

During the period 1996 to 1999, BHP also conducted preliminary geological investigations and some reconnaissance geophysical work in other areas, including areas within the Lookout Hill Property.  The three MELs that formerly comprised the Property were acquired by a private Mongolian group (Mongol Gazar) in March and April 2001, who subsequently completed grid surveying, soil sampling and shallow gradient-type IP geophysical surveys.  This work was primarily in the area of Zones I and III in the western portion of the Shivee Tolgoi MEL.

The Lookout Hill property was first optioned from Mongol Gazar by Entrée in July 2002 and later 100% interest was purchased.  Entrée initially focused on Zones I, II, III and on the copper showings near Bayan Ovoo.  Other areas such as Ring Dyke and West Grid were targeted based on results from ground geophysical surveys (magnetometer and IP surveys), mapping, rock and soil geochemical sampling, reverse-circulation and core drilling.  The Shivee Tolgoi MEL was the focus of most of the work until 2008 when coal discoveries on the Togoot MEL became the primary target.

These areas as well as those of prior exploration campaigns are shown in Figure 6.3.1 and Figure 6.3.2 below.  The earlier exploration programs are covered in detail in previous technical reports on SEDAR (e.g. Cann, 2004; Cherrywell, 2005; Panteleyev, 2005; Vann et al., 2008).

6.2	JOINT VENTURE PROPERTY

In late 2002, drilling by Ivanhoe north of the Central Zone on the adjacent Oyu Tolgoi project intersected 638 m of bornite–chalcopyrite-rich mineralization in OTD-270 and marked the discovery of the Hugo Dummett Deposit.  As exploration continued to the north it appeared that the Hugo North Deposit might extend onto the Shivee Tolgoi MEL and in October 2004 Entrée entered into an Earn-In Agreement with Ivanhoe in which Ivanhoe was the operator.  Details of the discovery of the Hugo North Extension Deposit on the Shivee Tolgoi MEL and the drilling that supports the current resource can be found in the March 2007 technical report (Cinits and Parker, 2007).

Prior to the agreement between Entrée and Ivanhoe in 2002 to 2004, Entrée mapped, prospected, completed extensive soil sampling and conducted IP, gravity and magnetometer surveys over the area immediately north of the Entrée-Ivanhoe property boundary.  After signing the agreement, all work was conducted by Ivanhoe, the project operator.

On the Javhlant MEL, Ivanhoe began drill testing chargeability anomalies for deep mineralization similar to that in the Hugo North deposits and the Oyu South deposits in March 2007.  Copper, gold and

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molybdenum mineralization was intersected in a number of holes but an intercept of 501.2 m of 0.50% Cu, 0.29 g/t Au and 182 ppm Mo in EJD0008 indicated the significant potential in this area.  As geological understanding of the deposit increased, it was clear that early, weakly-mineralized holes at the north end of the deposit were too shallow and subsequent deepening of these holes confirmed mineralization continued but deepened to the north.  Since the start of February 2008, 11 drill holes have drilled or been completed on the western, southwestern and northern ends of the Heruga Deposit.  Additional drilling is planned within the main Heruga Ore zone to complete the initial Inferred pattern.  These holes have now been included in an updated resources estimate as reported in Section 0.

In October 2009, the Shivee Tolgoi and Javhlant MELs were converted to mining licences with an initial 30 year term. In October 2009, Ivanhoe Mines, OT LLC and Rio Tinto PLC signed an Investment Agreement (IA) with the Government of Mongolia. The IA defines the fiscal and regulatory environment the Project will operate in and brings the Government of Mongolia (GOM) into the Project as a 34% equity owner of OT LLC with the option to increase their equity holding by a further 16% after 30 years providing terms can be reached with Ivanhoe Mines at that time. At the time of signing, there remained a number of conditions precedent to the agreement becoming effective. On 31st March 2010 Ivanhoe Mines announced that the conditions precedent to the Investment Agreement had been met and confirmed by the Government of Mongolia.

6.3	LOOKOUT HILL WEST PROPERTY (100% ENTRÉE)

There are small pits and trenches of possible Bronze Age on the Togoot MEL, exposing copper-oxide mineralization north of the town of Bayan Ovoo.

In 2001, a private Mongolian company, Mongol Gazar, acquired the mineral exploration licences comprising the Shivee Tolgoi Property.  Entrée began exploring the property in July 2002, and acquired the property outright from Mongol Gazar in November 2003.  Field work during these 2 years included prospecting, soil geochemical sampling of seven separate areas, chip sampling and some orientation silt and pan concentrate sampling in selected areas.  Five areas were subject to 239.2 line-km of pole-dipole IP surveying, and 255.8 line-km of magnetometer surveying.  Gravity surveying (85.1 line-km) was carried out over the Copper Flats Grid located north of the Oyu Tolgoi Property, and on selected lines over Main Grid Zones I and II.  Geological mapping was done at 1:2000 scale over the Main Grid Zone III, 1:5000 scale over X-Grid (Oortsog, east of Oyu Tolgoi), and 1:10000 scale on the Copper Flats Grid.  Three trenches totalling 546 m were excavated on Main Grid Zone III.   Follow-up work by Entrée during 2004 comprised ground geophysical surveys and diamond drilling on the Copper Flats Grid, Zone I, Zone III and Oortsog.

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Figure 6.3.1
2002 to 2009 Exploration Areas, Lookout Hill Property

MONGOLIA
Toogie West
Khar Suul
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Central Cretaceous Basin
Oyu Tolgoi Trend
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Project
HERUGA DEPOSIT
LEGEND
2009 Exploration Areas
2002-2008 Exploration Areas
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture
(~40,000 hectares)
2002-2009 EXPLORATION AREAS
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Figure 6.3.2
Exploration Targets, Lookout Hill Property

MONGOLIA
Khar Suul
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Ring Dyke
Central Cretaceous Basin
Moring Tolgod
Bayan Ovoo
Altan Khulan
Zone III
Khoyor Mod
COMM
Tom Bogd
BZ Moly
Ulaan Khud
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
Oyu Tolgoi Project
HERUGA DEPOSIT
LEGEND
Exploration Camps
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
Entrée - Ivanhoe Joint Venture Property
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Subsequent to the Earn-in Agreement with Ivanhoe Mines, Entrée continued evaluation of Lookout Hill West, exploring the Devonian stratigraphy on its 100%-owned western portion of the Shivee Tolgoi MEL, as well as the copper showings on the Togoot MEL.  From 2005 to 2007 exploration on Lookout Hill West included satellite image interpretation, reconnaissance exploration, geophysical surveys (IP and airborne and ground mag), detailed geological mapping, rock sampling, soil and MMI sampling, trenching, diamond and reverse-circulation drilling.  Airborne magnetometer and radiometrics surveys were flown by Geosan in 2007 over the entire licence, which ultimately led to target selection for the 2008 field season.  Details on the earlier exploration can be found in previous technical reports (Cann, 2004; Cherrywell, 2005; Panteleyev, 2005) and are on SEDAR.

Coal was discovered in 2008 in the northwest corner of the licence, establishing three target areas:  Nomkhon Bohr, Coking Flats, and Khar Suul.  Nomkhon Bohr features a number of near-surface north-dipping coal seams in carbonaceous stratigraphy believed to be of similar age to the Permian-hosted Tavan Tolgoi deposits.  The seams are high in ash content, exceeding 30%, and not suitable for metallurgical purposes.  In 2008, Nomkhon Bohr was traced by core and reverse-circulation (RC) drilling and trenching over a strike length of 1200 m.  However, the drilling programme had considerable difficulties, especially on the western end of the target, such that continuity downdip and along strike could not be established.  Two other coal targets, Coking Flats and Khar Suul targets, lie west of Nomkhon Bohr and are truly blind discoveries overlain by Cretaceous conglomerates and sandstones.  The conglomerates can be in excess of 150 m thick.  Coal seams similar in ash content and calorific value to Nomkhon Bohr were intersected in holes on Coking Flats.  Coal has not been intersected in the holes on the Khar Suul target, although the carbonaceous stratigraphy there is similar to that at Nomkhon Bohr and Coking Flats.

Gold and silver mineralization were discovered in 2008 at the Ukhaa Tolgod target, approximately 10 km south of Nomkhon Bohr, following up on an anomalous gold sample taken in 2005.  Hand trenching exposed mineralization in volcanic rocks believed to be of Carboniferous age, over a strike length of approximately 70 m.  A subsequent MMI soil survey returned well-defined Au and Ag anomalies directly associated with the mineralization, as well as an adjacent zone of anomalous responses believed to be associated with low grade mineralization in footwall rocks..

Exploration in 2009 had four goals: to continue defining the coal resource of the Nomkhon Bohr discovery in advance of a licence conversion application; to explore for coal underneath deep Cretaceous cover on the Coking Flats magnetic anomaly; to explore for coal in the Khar Suul target; and to evaluate a precious metals target generated in 2007-2008 (Ukhaa Tolgod).  Work comprised geological mapping, core drilling (24 holes totalling 3,599 metres), Reverse-Circulation drilling (56 holes totalling 8,034 metres), excavator-assisted trenching, downhole geophysical surveying, and a hydrogeological study of the Nomkhon Bohr target.

Exploration work on Lookout Hill West was undertaken in 2009 by Entree’s technical team, led by Robert Cann and James R.  Foster.

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7.	GEOLOGICAL SETTING

Mongolia is underlain by the Central Asian Orogenic Belt, sandwiched between the Siberian Craton on the north and the Tarim and Sino-Korean Cratons to the south.  The belt is characterized by numerous accreted terranes (Badarch et al., 2002).  An arcuate lineament, the Main Mongolian Lineament, divides the country into two domains.  To the north is a domain of Precambrian to Paleozoic metamorphic rocks, Lower Paleozoic ophiolites and island arc volcanics usually classified as a Caledonian orogen (Badarch, 2005).  The southern domain comprises Lower to Middle Paleozoic arc volcanics and volcaniclastics, a Hercynian (or Variscan) orogen.  Fault-bounded basins of Upper Jurassic to Cretaceous continental volcanic and sedimentary rocks overlie the eastern portions of both domains.

The Central Asian Orogenic Belt records a complex history of Paleozoic tectonics and magmatism related to terrane accretion along the northern margin of the Paleo-Asian Ocean above a generally-interpreted north-dipping subduction zone (Blight et al., 2008).  Closure of the ocean was completed in the Permian.  Subsequently, a number of periods of deformation during the Mesozoic affected Mongolia, including Triassic to Cretaceous strike-slip faulting, Jurassic thrust faulting, and Jurassic to Cretaceous crustal extension.

7.1	REGIONAL GEOLOGY

Lookout Hill lies within the middle to late Paleozoic Gurvansayhan Terrane, an island-arc terrane accreted to the back-arc Gobi Altai terrane to the north (Figure 7.1.1).  Badarch et al., 2002 describe the Gurvansayhan terrane as being “...composed of dismembered ophiolite, melanges, Ordovician - Silurian greenschist facies metamorphosed sandstones, argillite, chert, volcaniclastic rocks, Upper Silurian - Lower Devonian radiolarian chert, tholeiitic pillow basalt, andesite, tuff, Middle Devonian - Mississippian volcaniclastic rocks, chert containing Frasnian conodonts, and minor olistostrome with coral limestone clasts…The major- and trace-element characteristics of Devonian basalt indicate volcanism in an arc environment...The terrane contains porphyry copper deposits, such as Tsagaan Suvarga and Oyu Tolgoi...The structure of the terrane is complex and dominated by imbricate thrust sheets, dismembered blocks , melanges, and high strain zones.  There are several melange zones containing blocks of pillow lavas, fossiliferous limestone, sandstone, gabbro, diabase dykes, and amphibolite.  On the southeastern margin of the terrane is located the Hanbogd riebeckite-rich orbicular granite pluton...The terrane is overlain by Carboniferous, Permian, Jurassic and Cretaceous volcanic and sedimentary rocks.”  Lamb and Badarch (2001) suggest two possibilities for the tectonic setting: an island arc “… perhaps built on the outer edge of the sedimentary prism of a continental shelf…” or a “…continental arc that changed along strike to an island arc.”

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Figure 7.1.1
General Geology of Mongolia (after Badarch et al., 2002)

90 E
96 E
102 E
108 E
114 E
0
200
400 km
48 N
44 N
Terrane names
1 Altai
2 Hovd
3 Tsagaanshiveet
4 Turgen
5 Tseel
6 Lake
7 Agardag
8 Zavhan
9 Dariv
10 Sangelin
11 Hug
12 Darhad
13 Gargan
14 Ilchir
15 Hamardavaa
16 Dzhida
17 Tarvagatay
18 Baydrag
19 Bayanhongor
A - Hovsgul basin; B - Tsagaanolom basin; C - Selenge belt; D- Hangay-Hentey basin; E - Middle Gobi belt
20 Zag
21 Buteel
22 Bayangol
23 Haraa
24 Adaatsag
25 Dochgol
26 Ereendavaa
27 Herlen
28 Idermeg
29 Baytag
30 Baaran
31 Bidz
32 Edren
33 Gobi Altai
34 Mandalovoo
35 Gurvansayhan
36 Zoolen
37 Atasbogd
38 Hashaat
39 Tsagaan Uul
40 Nuhetdavaa
41 Enshoo
42 Hutag Uul
43 Sulinheer
44 Duulgant
Cenozoic alluvial basin
Cenozoic plateau basalt
Devonian-Carboniferous turbidite basin
Permian-Triassic volcanic-plutonic belt
Cambrian shelf carbonate rocks
Cratonal block
Metamorphic rocks of uncertain tectonic affinity
Passive continental margin
Island arc
Backarc/forearc basin
Accretionary wedge
Ophiolite
Right-lateral strike-slip faults
Left-lateral strike-slip faults
Thrust faults
Faults: kinematics uncertain

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Carboniferous rocks indicate the continuation of volcanism after the Devonian, with development of a more continental back-arc basin (Lamb and Badarch, 2001) featuring subaerial intermediate to felsic volcanic centres.  Uplift and unroofing of Devonian granitic rocks is indicated by the presence of coarse granitic boulders in cobble and boulder conglomerates.

Permian strata in southern Mongolia comprise fluvial depositional environments (Lamb and Badarch, 2001) in the southwest and marine turbidite flysch deposits in the southeast.  Arc volcanism had ceased, but tectonic activity continued, with continental volcanism possibly related to the consolidation of Central Asia.

Mesozoic and Cenozoic lacustrine sedimentary basins are built on top of the accreted Paleozoic terranes (Hendrix et al., 2001).  A mountain chain representing the final stage of Carboniferous-Permian accretion provided the source for Triassic to mid-Jurassic sedimentary rocks, confined to intermontane basins and foreland settings.  Triassic rocks are generally conglomerates, coarse sandstones and felsic volcanics (Traynor and Sladen, 1995).  The Late Cretaceous to Cenozoic clastic sedimentary rocks infilled older topography, during a time of compressional tectonics.

Changing climatic conditions are indicated by the regional facies relationships established during accretion of Paleozoic terranes.  Two transitions occur: 1) a shift from arid to humid setting in the mid-Permian, evidence for this being redbed sandstones representing well-drained soils and oxidizing conditions underlying Upper Permian coal-bearing strata; and 2) coal-bearing Upper Permian strata overlain by Lower Triassic sandstones, coinciding with the great extinction event at the Permian-Triassic boundary.

7.2	JOINT VENTURE PROPERTY

7.2.1	Hugo North Extension

The Hugo North Extension Deposit occurs within a geological setting similar to that at Hugo North within the Oyu Tolgoi mining lease.  Host rocks are an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks.  The geological setting was established through work completed prior to 2008 and is described in more detail in the March 2008 technical report (Vann et al., 2008).  The host rocks descriptions below are taken from Blower (2006); note that in this report, the deposit was discussed under the former name of Copper Flats; the report in hand uses the current Hugo North Extension nomenclature and uses the Copper Flats name only for the exploration grid).

The Devonian stratified host rock sequence in the Hugo North Extension Deposit dips moderately (65° to 75°) to the east or southeast, except for a structurally-induced strike flexure in the southern part of the deposit, within which dips are southward.

These strata include the lower, strongly-altered augite basalt and dacite tuff sequence (units DA1 and DA2) overlain successively by weakly-altered, to unaltered dacitic volcanic conglomerate and breccia (unit DA2), mudstone and siltstone (unit DA3), and interstratified basaltic flows, breccias, and epiclastic rocks (unit DA4).  The contact between units DA3 and DA4 is a bedding-parallel fault, and the original stratigraphic relationship between unit DA4 and the underlying units is uncertain.

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Figure 7.2.1 presents the current stratigraphic understanding for the Oyu Tolgoi deposits, including Hugo North Extension.  Detailed descriptions of the rock units can be found in the March 2008 technical report (Vann et al., 2008) (Figure 7.2.2).

7.2.1.1	Sedimentary and Volcanic Rocks

Devonian Alagbayan Formation

The oldest rocks identified are correlated with the Upper Devonian Alagbayan Formation.  Four major lithologic divisions are present within the Alagbayan Formation, and each of these divisions comprises two or more subunits that can be readily mapped.  The two lower units are commonly strongly altered and form important mineralization hosts, while the upper two units, although pre - to syn-mineral in age, lack significant alteration, and mineralization.

Unit DA1: Basaltic Flows and Volcaniclastic Rocks

The stratigraphically lowest rocks identified to date at Shivee Tolgoi consist of mafic volcanic flows and volcanogenic sedimentary rocks, forming a sequence at least several hundred of metres thick.  These rocks are commonly strongly altered and host much of the contained copper-gold in the Hugo North Extension and Heruga Deposits.

Unit DA2: Dacite Tuff – Volcaniclastic Rocks

Volcanic fragmental rocks of dacitic composition overlie the basaltic rocks of unit DA1.  The dacite sequence can be up to 200 m thick and consists of two major divisions.  Volumetrically dominant is buff to dark green, dacite lapilli tuff with common eutaxitic texture and ovoid to globular fragments.  This subunit occurs in the lower part of the sequence and is usually overprinted by intense sericite and advanced argillic alteration.  It is overlain by or partially interstratified with a thinner unit of typically unsorted, polymictic block tuff to breccia.  This coarser subunit is usually less altered than the lapilli tuff and does not contain significant copper mineralization.

A zircon U/Pb date of 365±4 Ma constrains the age of the dacite sequence to Upper Devonian (Wainwright et al., 2005).

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Figure 7.2.1
Stratigraphic Column, Oyu Tolgoi Exploration Area

uncertain stratigraphic correlation
dacl
porphyritic dacite lava
Sainshandhudag Formation
CS4
rhyolitic tuff, volcaniclastic rocks
CS3c
basaltic/andesitic conglomerate, breccia, block tuff, lavas [Bel]
CS3c2
basaltic lavas, breccia [basl?]
CS3c1
basaltic breccias and volcaniclastic rocks
CS3b
basaltic andesite lavas [andl]
CS3a
basaltic andesite volcaniclastic sandstone, breccia
Lower Carboniferous (Tournaisian - Visean)
CS2
interstratified conglomerate, sandstone, siltstone, carbonaceous layers [cstc]
CS2b
laminated tuffaceous siltstone to mudstone, carbonaceous mudstone
CS2a
medium to thinly interstratified sandstone, conglomerate, carbonaceous siltstone, coal
351±2 Ma (U-Pb)
CS1
andesitic volcaniclastic rocks: crystal lithic tuff, lesser epiclastic sandstone, wacke, conglomerate unconformity
Alagbayan Formation
DA3
interbedded conglomerate, sandstone, siltstone, mudstone
DA3b
thinly-bedded siltstone, mudstone, carbonaceous mudstone
DA3a
polylithic conglomerate, sandstone, siltstone
DA2b
dacitic pyroclastic rocks
Devonian
~369 Ma (U-Pb)
DA2b2
dacitic(?) lapilli tuff (ign)
DA2b1
dacitic block and ash tuff (Vbx)
DA2a
polylithic volcanic conglomerate and breccia, minor sandstone unconformity
basaltic andesite conglomerate, lithic tuff, minor lavas
in-situ block
DA1
augite basalt flows and volcaniclastic rocks, laminated tuffaceous siltstone
Devonian
DA1c
augite-phyric basaltic tuff and breccia
DA1b
massive augite basalt
DA1a
laminated siltstone
hangingwall allochthon
DA4
basaltic volcaniclastic rocks and lavas
DA4a
augite-phyric basaltic breccia, interstratified epiclastic rocks
DA4b
volcaniclastic red and green siltstones
DA4c
green, fine grained volcaniclastic sandstone, lesser conglomerate

Note:
•	Figure from Lewis, 2008

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Figure 7.2.2
Surface Geology Map Joint Venture Property Showing Hugo North Extension and Ulaan Khud

Ulaan Khud
(4192 X)
Ulaan Khud
Hugo North
Extension
Shivee Tolgoi
(3148 X)
Oyu Tolgoi
(6709 A)

Note:
•	Figure from Ivanhoe Mines Ltd.

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7.2.1.2	Intrusive Rocks

Intrusive rocks are widely distributed throughout the area and range from large batholithic intrusions to narrow discontinuous dykes and sills.  At least seven classes of intrusive rocks can be defined on the basis of compositional and textural characteristics.  Copper–gold porphyry mineralization is related to the oldest recognized intrusive suite, comprising large Devonian quartz monzodiorite intrusions.  Many of the older intrusive units found on the property are strongly to intensely-altered (e.g. quartz monzodiorite suite), and the compositional classifications used for these units should therefore be considered only as field terms.

The post-mineral intrusions include rhyolitic, hornblende–biotite andesite, dacite, and basalt–dolerite compositional varieties.  These intrusions usually occur as dykes with subvertical orientations or less commonly as easterly-dipping sills emplaced along stratigraphic contacts.  They are non-mineralized and not volumetrically significant in most of the deposit.

Biotite Granodiorite

Late - to post-mineral biotite granodiorite intrusions form a voluminous northerly-striking dyke system along the western side of the Hugo North Extension Deposit and more-restricted dykes and sills elsewhere.  The intrusions are compositionally and texturally varied and probably include several intrusive phases.  Typically, they contain large plagioclase phenocrysts with lesser small biotite phenocrysts, within a fine-grained to aphanitic brown groundmass.  The age of the biotite granodiorite is constrained by U/Pb dating of zircon to 362 ±4 Ma (Wainwright et al., 2005).

At levels above approximately 250 m, where it cuts through the non-mineralized hanging wall strata, the biotite granodiorite occurs as a single intrusive mass with contacts dipping moderately to steeply to the west.  Below this level, the biotite granodiorite is more complex, occurring as multiple, subparallel to anastomozing dykes that cut through the quartz monzodiorite intrusion and mineralized Alagbayan Formation strata.

The biotite granodiorite intrusions locally contain elevated copper grades adjacent to intrusive contacts or associated with xenolithic zones; however, they are essentially non-mineralized.

Quartz Monzodiorite

Porphyry-style mineralization at the Hugo North Extension and Oyu Tolgoi deposits is genetically linked to Late Devonian quartz monzodiorite to monzodiorite intrusions, which form the most voluminous intrusions in the deposit area.  These intrusions are texturally and compositionally varied, and several distinct phases can be distinguished within the deposits.  They are typically phenocryst-crowded, with >40% plagioclase phenocrysts up to 5 mm long, and 10% to 15% biotite and hornblende.  The crystallization age of quartz monzodiorite has been interpreted at 372 ± 2 Ma (Wainwright, 2008).

Quartz monzodiorite contacts are irregular, but overall show a preferred easterly dip, subparallel to stratification in the enclosing rocks.  The quartz monzodiorite is contemporaneous with alteration and mineralization, and several varieties are distinguished on the basis of alteration characteristics and position within the deposit: an intensely quartz-veined phase; a gold-rich phase, restricted to the western part of the main intrusion in the Hugo North Extension Deposit; and the main intrusive body,

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which typically has lower vein density and lower copper and gold grades.  Cross-cutting relationships between the different phases are ambiguous, and it is uncertain whether they represent a temporally distinct intrusive events or simply variations in alteration intensity related to position within the deposit.

7.2.1.3	Structural Geology

The area of the Shivee ML north of Oyu Tolgoi (Figure 7.2.2) is underlain by complex networks of faults, folds, and shear zones.  Most of these structures are poorly exposed on surface and can only be defined through integration of detailed exploration data (primarily drill hole data), property-scale geological mapping, and geophysical data.  Ivanhoe has made extensive use of oriented core drilling, and the structural data collected has been invaluable in helping determine the subsurface morphology and structural history of both the Oyu Tolgoi deposits and the Hugo North Extension Deposit.  Major structures strongly influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

The Hugo North Extension Deposit occurs within moderately east dipping (65° to 75°) strata contained in a north–northeasterly-elongate fault-bounded block.  The deposit is cut by several northeast-striking faults and fault splays near the boundary with Oyu Tolgoi.  Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension Deposit is similar to that of the Hugo North Deposit.

Deformation of the Hugo North Extension Deposit is dominated by brittle faulting.  Major faults cutting the deposit can be grouped on the basis of orientation into three sets: steep north–northeast-striking faults (West Bat); north–northeast-striking, moderate to steeply east-dipping faults subparallel to lithologic contacts (Contact Fault); and the east–northeast-striking faults cutting across the strike of the deposit (Boundary Fault System).

7.2.2	Ulaan Khud Prospect

The geology of this area was established prior to 2008 through sterilization drilling, in conjunction with surface mapping and is described in detail in Vann et al. (2008).  The Ulaan Khud Prospect (also known as the Airport North area) is 8 km to the north of the Oyu Tolgoi project (Figure 7.2.2).

7.2.3	Heruga Deposit

Outcrop is generally sparse on Javhlant ML and much of the known geology is extrapolated from more detailed geology available on Oyu Tolgoi to the north, on geophysical interpretation (IP and detailed magnetics), and on drill core where available.  The geology of Oyu Tolgoi has been described in detail by Blower (2006) and by Cinits and Parker (2007).

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for Ivanhoe).  Review of core and geological interpretations on site by QG indicated that the present understanding of geology is reasonable given the generally wide drill spacing.

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7.2.3.1	Host Rocks

Most of the stratigraphic sequence in the Heruga Deposit is interpreted to be equivalent to that documented in the Southern Oyu Tolgoi and Hugo Dummett deposits.  There are, however, several stratigraphic relationships preserved at Heruga that led Lewis (2008) to propose a revised stratigraphic column – specifically to the sequence immediately overlying the Devonian unconformity.

7.2.3.2	Devonian Sedimentary and Volcanic Rocks

Based on relationships observed in core at both the Heruga and more northerly Oyu Tolgoi deposits, Lewis (2008) divides unit DA2 into three subunits (Figure 7.2.3):

•
DA2b1 and DA2b2 represent pyroclastic deposits of dacitic composition, corresponding to lithotypes traditionally referred to as “dacitic block & ash tuff” and “dacitic ash flow tuff” respectively.  In most areas DA2b1 occurs lower in section and these two units are distinguished from each other by clast size, and by the common occurrence of large, quartz-phyric juvenile clasts in DA2b1.

•
Unit DA2a is reserved by Lewis (2008) for the polylithic volcanic conglomerates lacking a pyroclastic component.  Drill holes containing all three subunits of the DA2 sequence are rare, and any of the three may directly overlie the Devonian unconformity.  In drill holes where the stratigraphic relationships between these divisions are preserved, unit DA2a occurs below the pyroclastic rocks of unit DA2b.

Lewis (2008) also proposes a new unit in the Alagbayan Formation, “Unit DAba”.  Drill hole EJD-0012 at Heruga intersects a thick sequence of basaltic to andesitic volcaniclastic rocks consisting of breccia to conglomerate with pebble to cobble-sized fragments.  Monolithologic blocky breccias representing flow-banded lavas or subvolcanic intrusions occur locally in this sequence.  To date, drill holes at Heruga have only intersected this unit on the west side of the Bor Tolgoi Fault.  Otherwise the stratigraphy is as described previously.

7.2.3.3	Intrusives

Biotite Granodiorite

Biotite granodiorite at Heruga intrudes Devonian rocks as it does throughout the Oyu Tolgoi region.  According to Forster et al.  (2008) it occurs only below the unconformity at Heruga, where it commonly forms sills intruding along bedding-parallel structures near the Contact Fault.  It also occurs less commonly as sub-vertical dykes.

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Quartz Monzodiorite

Quartz monzodiorite at Heruga is similar to that at the Southern Oyu Tolgoi and Hugo Dummett deposits.  The quartz monzodiorite at Heruga is relatively fine grained and may possibly be present at two distinct phases (one mineralized and one unmineralized).  Much of the higher grade portion of the deposit is localized adjacent to contacts of the mineralized quartz monzodiorite intrusion.  The interpretation of Lewis (2008) shows clearly that this intrusion is nearly confined to a single section at current drill spacing, indicating that its contacts are nearly section parallel.  QG concur with Lewis (2008) that any infill drilling will require specific holes drilled perpendicular to cross-section to better define its geometry.

Andesite and Dacite Dykes

Post-mineralization porphyritic hornblende-biotite dykes of andesitic to dacitic composition are widespread at Heruga and strike north to north east, dipping steeply.  Forster et al. (2008) report that these dykes are similar to those dated as Carboniferous in the Oyu Tolgoi deposits.

Basalt and Rhyolite Dykes

Fine grained basaltic dyke, interpreted as often intruding both steep and low-angle structures (Forster et al. 2008) are common at Heruga.  These dykes also post-date mineralization and are interpreted as coeval with similar dykes assumed to be Carboniferous in the Oyu Tolgoi deposits.  Rhyolite dykes are relatively uncommon.  Forster et al. (2008) note that some dolerite dykes of possibly Mesozoic age are encountered at Heruga.

7.2.3.4	Structural Geology

Heruga lies at the southern end of a 20 km north-northeasterly trend of porphyry style deposits, extending to Shivee Tolgoi (Hugo North Extension) in the north.  Forster et al. (2008) postulate that this alignment reflects deep crustal structure, exploited by Late Devonian magmatism and mineralizing systems.

The interpretation of Lewis (2008) shows Heruga cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization, as well as sub-vertical hornblende-biotite andesite dyke swarms discussed in the preceding section of this report.

The deposit-scale faults identified at Heruga displace mineralized zones, with mineralization and alteration zones apparently not localized by the faults, implying they post-date mineralization.  Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineralization deformation.

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Figure 7.2.3
Geological Plan of Heruga Deposit Area (Legend as in Figure 7.2.1)

Note:
•	Figure from Ivanhoe Mines.

Contact Fault

As at Oyu Tolgoi, volcaniclastic strata of unit DA4 are structurally juxtaposed over the Heruga Deposit along a major, southeast-dipping fault zone.  Lewis (2008) describes this fault being “… almost certainly the southerly extension of…” the Contact Fault at the Hugo Dummett and Southern Oyu deposits.

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The Contact Fault at Heruga varies from tens of centimetres to 40 m in thickness, and has an average orientation striking 110° and dipping 45° east-southeast.  Lewis (2008) also reports that kinematic indicators such as shear bands and drag folds record up-dip (thrust) displacement.

In the northern part of the deposit, facing direction reversals and repetition of stratigraphic units define a large-scale recumbent anticline in the hangingwall sequence to the Contact Fault.  Although the magnitude of displacement on the Contact Fault is poorly constrained, the scale of the overturned folds in the hangingwall, vertical stacking of dissimilar stratigraphic sequences, and the fault continuity throughout the Oyu Tolgoi area all suggest that displacement of kilometres to tens of kilometres is probable.

East-Northeast Striking Bounding Faults

The Heruga Deposit area lies between two regional, northeast-striking faults that form prominent features on both magnetic and satellite images.  The northern (unnamed) fault crosses the deposit trend approximately 300 m north of the northernmost drill holes at the time of writing.  Lewis (2008) reports that this fault is not directly exposed nor has it been intersected in drill holes.  In consequence, neither its dip direction nor its kinematic history are well constrained.

The southern bounding fault (‘South Sparrow Fault”) crosses the deposit trend approximately 250 m south of the southern most drill hole at the time of writing (EJD-0019).  One drill hole has been completed in the Heruga area south of this fault (EJD-0016) which intersected a thick sequence of weakly-altered to unaltered volcaniclastic rocks of probable Carboniferous age, suggesting south-side-down apparent offset.

Bor Tolgoi Fault System

Lewis (2008) divides the Heruga Deposit into four discrete structural blocks by subvertical, north-northeast-striking faults he refers to as the “Bor Tolgoi Fault System”.  These faults occur in drill core as intervals of breccia and gouge, sighted by QG during the site visit, and also reportedly form subtle linear anomalies on ground magnetic images.

In east-west sections, both the West Bor Tolgoi Fault and the better constrained Bor Tolgoi Fault display between 300 m and 500 m west-side-down apparent offset of stratigraphic contacts (Lewis, 2008).  Kinematic indicators have not been observed in either fault, and consequently the true slip direction and magnitude are unconstrained.

Lewis (2008) interprets fault movement as dominantly strike-slip.

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Southern Fault

The Southern Fault is an interpreted steep, west-northwest-striking structure that cuts across the southern end of the Heruga Deposit.  Although multiple interpretations are possible, Lewis (2008) concludes that the simplest fault geometry compatible with the apparent offsets of contacts in these drill holes requires only a single section-parallel fault.  Surface maps show an interpreted fault roughly coincident with the interpreted structure, and the fault trace also coincides with a weak linear magnetic feature.  Typical cross-sections of geology and mineralisation are shown in Figure 7.2.4 to Figure 7.2.7.

Figure 7.2.4
Heruga Deposit Area Section N4759300

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Figure 7.2.5
Heruga Deposit Area Section N4758400

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Figure 7.2.6
Heruga Deposit Area Section N4759500

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Figure 7.2.7
Heruga Diamond Drillinng Plan on Geology Map

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7.3	PROPERTY GEOLOGY – TOGOOT MEL

Most of the mapping of the Togoot MEL since 2007 has covered portions of its northwest corner.  Detailed mapping at 1:2000 by Entrée geologists concentrated on the east-northeast-trending clastic sedimentary stratigraphy in a basin (the “Nomkhon Bohr basin”) interpreted to be Permian in age.  The mapping also included Carboniferous basement volcanic stratigraphy, which lies south and west of the basin.

Volcanic lithologies immediately south of the Nomkhon Bohr basin are dominated by a sequence of west-striking north-dipping non-foliated feldspar-porphyritic dacitic to rhyolitic pyroclastic flows, which form prominent ridges.  Individual mappable units feature welded (eutaxitic) textures.  Between the ridges are recessively-weathering andesitic to dacitic lapilli tuffs and coarse polymictic boulder and cobble basal conglomerates with very well-rounded clasts.  All the foregoing lithologies are assigned to the Carboniferous, and are considered to represent the final stage of Carboniferous volcanism before the onset of Permian clastic sedimentation.

7.3.1	Permian Sedimentary Basin – Nomkhon Bohr Target

The Nomkhon Bohr basin (Figure 7.3.1) is dominated by fine-grained clastic sedimentary rocks with a minor amount of intercalated limestone and dolostone.  The transition from volcanic-dominated Carboniferous highland to the basin is marked by a coarse basal conglomerate similar to those within the volcanic sequence, overlain in apparent conformity by an intermittently-outcropping limestone.  This limestone is up to 4 m thick.  It can be traced to the east-northeast in the same stratigraphic position over a minimum strike length in excess of 3 km, although it is clearly discontinuous between outcrops.  No fossils have been observed in it.  It also lacks internal features, which have been destroyed or obscured by carbonate remobilization.  Other similar-looking limestones crop out immediately north of the Togoot Licence, in close proximity to volcanic rocks that show similarities to the Carboniferous volcanic rocks south of the Nomkhon Bohr basin.

Sandstones in the sedimentary basin are generally fine-grained to very fine-grained and well laminated.  Graded bedding and cross-stratification are the most commonly observed way-up criteria.  Interbedded with the sandstones are beige to olive green siltstones of similar composition with thin (<30 cm thick) limestone interbeds, and fine-grained conglomerates.  In the latter, clasts are generally sedimentary, and clast size rarely exceeds 1 cm in diameter.  Conglomerate beds occasionally exhibit graded bedding and planar cross-stratification.  A distinct conglomerate unit shows a peculiar “bimodal” appearance, with dark brown “lumps” or streaks of coarse sandstone, grit and fine conglomerate incorporated into a pale grey-weathering conglomerate, possibly a reworked lapilli tuff.  Some of the lumps exhibit fine-grained margins, possibly a segregation of fines and coarse material, suggesting that the unit have been unconsolidated and disturbed during deposition.  Occasionally, very fine-grained black-weathering plant debris (possibly well laminated mudstone chips?) is present in the pale grey-weathering conglomerate.  This unit is laterally persistent, and although it can exhibit facies changes along strike, it is used as a marker within the Nomkhon Bohr basin.

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A second laterally persistent marker unit is a green-weathering siltstone with unusual rhomboid-shaped non-descript fossils up to 5 mm in length.  These are shell halves that generally display ribs and occasionally growth lines.  Another type of fossil in the siltstone has a distinctive arrowhead shape, also less than 5 mm in size, as well as a fossil that appears to be a very small fish with prominent ribs.  The host siltstone is very well laminated, locally siliceous to cherty in appearance, with rare limestone interbeds.  The laminated fossiliferous siltstone forms part of the immediate hangingwall over the carbonaceous mudstones of the Nomkhon Bohr.  It has also been mapped south of Nomkhon Bohr, but it is not certain whether it has been repeated by folding or a fault.

Other than the basal limestone, carbonate rocks are usually rare within the Permian sequence.  They are present within siltstone-dominated outcrops as medium to dark grey interbeds of limestone or dolomitic limestone, usually less than 10 cm thick but laterally extensive over tens of metres.  They lack megascopic fossils, and bedding is obscured by remobilization of calcite.  However, about 3.8 km north of the licence boundary (UTM coordinates 601510 4793950), there is a limestone with cylindrical stromatolites, each about 5 to 8 cm in diameter.  There are however thick limy siltstones and sandstones in R-C holes off the western end of Nomkhon Bohr that do not crop out.  Their position in the stratigraphy is uncertain.  They are however thought to be in a downdropped fault block, suggesting that they are high in the Permian sequence.

Based on composition, there are two main types of intrusive rocks in the Nomkhon Bohr basin.  Both appear as well-defined stratiform sills that cut across stratigraphy in fold noses before continuing along strike.  The first type comprises recessively-weathering sills of medium-grained equigranular magnetic diorite to gabbro.  A diorite sill forms part of the hangingwall of the Nomkhon Bohr carbonaceous mudstone stratigraphy.  In one drill hole (EG-09-121), the diorite hangingwall shows an intrusive contact with coal, and in hole EG-09-120 on the same section, is cutting across well laminated siltstone.  Mapping in 2009 shows that this diorite sill is persistent over many kilometres of strike length.  Like the laminated siltstones, it is repeated at least once by folding or faulting, occurring again as a sill outcropping about a kilometre to the south.  The second type of intrusive consists of positively-weathering narrow hypabyssal sills of feldspar-porphyritic mafic, intermediate and felsic composition.  These are most abundant immediately south of Nomkhon Bohr, where they intrude a siltstone ± limestone sequence that has rhomboid fossil debris.  This sequence continues along strike to the east-northeast, but the number of felsic porphyritic sills within it decreases dramatically.  Because cross-cutting contacts have not been observed, relative ages of the diorite sills and the porphyritic dykes is not known.

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Figure 7.3.1
Generalized Geology of the Nomkhon Bohr Target

Carboniferous
Permian
Coal Bearing Stratigraphy
Carboniferous
Namkhan Bahr Legend
LEGEND
DDH Collars
RC Collars
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Generalized Geology of the
Namkhan Bahr Target
Shivee Tolgoi Property

7.3.2	Permian Sedimentary Basin – Coking Flats and Khar Suul Targets

Much of the geology of these targets (Figure 7.3.2) is obscured either by overburden or by thick Cretaceous conglomerates and sandstones, and for the most part, geology is based on drill holes and interpretation of geophysical surveys.  The limited amount of Permian outcrop comprises a south-trending belt with a limestone marker unit, sandstone, coarse basal cobble conglomerate, and possibly Carboniferous basement volcanic rocks.  In the vicinity of the Khar Suul Target, the trend of these rocks takes an abrupt turn to the west.

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In core and r-c chips, carbonaceous mudstones with thin coal plies are present – conglomerates similar to those at Nomkhon Bohr are generally lacking.  At the Coking Flats Target, a distinctive green coarse conglomerate is present in drill core, which may be equivalent to the coarse basal cobble conglomerates overlying and intercalated with Carboniferous volcanics, mapped elsewhere on surface.  At the Khar Suul Target, quartz-bearing fine- to medium-grained equigranular felsic plutonic rocks or dykes (granodiorite, quartz monzonite) were logged in drill core and RC cuttings – these do not outcrop, but may be similar to the felsic intrusions mapped by Panteleyev in the Northwest Togoot map area.

7.3.3	Cretaceous Stratigraphy – Cretaceous Stratigraphy – Togoot MEL

The Cretaceous stratigraphy is known from relatively few outcrops, a couple of excavator trenches, and drill holes on the Coking Flats and Khar Suul targets.  Rocks assigned to the Cretaceous comprise well-oxidised conglomerate, with subordinate amounts of sandstone, siltstone and clay.  Conglomerate is clast-supported and polymictic; clasts are derived mostly from volcanic lithologies, and to a lesser extent from felsic plutonic and fine-grained sedimentary lithologies.  Egg-shaped white quartz pebbles are present.  Their presence on surface allows the presence of conglomerate to be inferred at very shallow depth beneath overburden.  Conglomerate forms a kilometre-wide band of low parallel ridges, a distinctive topographic feature over the Coking Flats target and its related magnetic low.  Petrified wood debris was observed near the western edge of the Cretaceous hills.  Over the Khar Suul and Toogie West targets, drilling in 2008 suggested that gently-dipping sandstone, siltstone and poorly-lithified clay beds become more common, and that clast size in the conglomerate tends to decrease to the west.  Topography as well becomes very subdued.

In the Central Cretaceous Basin, outcrop is limited to a few exposures of highly degraded, possibly flat-lying conglomerate (Figure 7.3.3).  Again, the presence of quartz pebbles and rolling topography was used to infer Cretaceous stratigraphy underneath overburden.  The number of quartz pebbles appears to be much lower than that of the conglomerates in the Coking Flats area.  R-C drilling indicated that the Central Cretaceous Basin is also underlain by clay, and that the amount of conglomerate is subordinate to clay.

Deposition of the Cretaceous stratigraphy on the Togoot MEL is believed to be lacustrine, with conglomerate deposited in high-energy beach environment, and finer sediments in deeper water below wave base.  The greater amount of clay in the Central Cretaceous Basin suggests deposition in a more sheltered lacustrine environment.

7.3.4	Structural Geology – Northwest Togoot MEL

Structure of the northwest portion of the Togoot MEL demonstrates possibly three deformational events.

The first affected Carboniferous volcanics south of the Nomkhon Bohr sedimentary basin.  Panteleyev (2008) recognized a compressional event giving rise to eastward-verging thrust faults.  In his Northwest Togoot map area, one or more thrusts occur at the eastern contact of the granodiorite pluton and dacite dome to the north, another in volcanic rocks further to the east.  The granodiorite contact is strongly deformed, perhaps including narrow cataclastite zones, and the country rocks to the east in his “western volcanic belt” are tightly folded.  The rocks further to the east in his “eastern volcanic belt”

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display only broad open folds with overall gently inclined layering.  Additional evidence for (thrust) faulting between the western and eastern volcanic belts is the discordance in layering between the two regions.  In map unit N1, bedded successions strike fairly consistently north-southerly and are steeply dipping.  To the east in map unit NE1, trends in flow banding and other primary layering vary from northeasterly to east-west and the volcanic succession is less severely folded.  An interpretation is that compression of the granodiorite pluton coupled with the western volcanic belt has resulted in thrust faulting with eastward vergence at the contacts of the pluton and dacite dome to the north.  Similarly, a thrust fault marks the contact between the tightly folded strata of map unit N1 on the west from the more moderately tilted rocks of unit NE1 to the east.  This interpretation implies that the rocks of the western belt, map unit series N1 to N4 are older than the rocks to the east.

The second deformational event involved both the Carboniferous and Permian assemblages, and gives rise to the overall map pattern visible on the Quickbird satellite photo.  The structure of the Nomkhon Bohr area was investigated by Dr. S. Carr in 2008.  Her preliminary findings (Carr, 2008) indicate that the basin is a synclinorium.  The map pattern is controlled by two generations of upright folds with steeply dipping axial planes.  East-west-trending Permian strata form the limbs of a tight, shallowly plunging, upright F1 synclinorium, with a wavelength of 0.5 km.  Shallowly- to moderately-dipping rocks occur in the hinge area.  The magnitude of the fold amplitude (e.g. length of limbs in map view) is uncertain, but may be many kilometres.  The Nomkhon Bohr coal measures occur on the southern, generally north-dipping limb of this fold.  Strata and F1 folds are “bent” by generally moderately plunging, SE-NW or N-S striking, upright F2 folds.  F2 folds are open with rounded hinges, have a wavelength and amplitude of ~ 0.5 km, and generally plunge moderately to the northwest, northeast or south.  Different orientations of F2 folds in different parts of the map area may reflect warping by younger folding and/or disruptions by faults.  Faults in the belt of weak rocks associated with the coal-bearing horizon, observed in trenches and core, would account for mismatches in structural style across the unexposed belt of rocks that hosts the coal measures.

A third deformational event affected the Cretaceous stratigraphy.  The conglomerates assigned to the Cretaceous usually have steep to vertical dips.  Although exposure is sparse, a southeast-trending anticline closing to the southeast can be interpreted from structural data and satellite photo bedding traces.

The dominant fault direction in the Nomkhon Bohr area is northwest.  Faults and highly fractured zones are localized on the short limbs and in the fold hinges of F2 folds.  Such faults appear to have both a strike-slip and a dip-slip component with no great amount of offset.  In contrast, there are at least two extensive northerly-trending dextral faults.  From east to west, the first marks the western termination of the Nomkhon Bohr basin, where south-southwest-trending Carboniferous volcanics have been offset to the north on a north-northeast-trending strike-slip fault.  This fault is likely to have transposed the “Ring Dyke” lithologies over many kilometres (Panteleyev, 2008); the closest other “Ring Dyke” successions are about 18 km distant to the south-southwest).  The second is a parallel fault, approximately 2 km to the west.  It appears to mark the eastern margin of the Khar Suul Target.  Its offset is dextral, but the distance has not been confirmed in mapping to date.

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Figure 7.3.2
Generalized Geology of the Coking Flats, Khar Suul and Toogie West Targets

588,000
590,000
592,000
594,000
N
CS4
Permian Sediments
P61mst
12e
12a
4,790,000
Toogie West
Khar Suul
CS6
CS3
CS4
CS3
CS1
Coking Flats
4,788,000
Dominantly Cretaceous conglomerates
Cretaceous sandstones, conglomerates, siltstones, mudstones
4,786,000
Carboniferous Volcanics
CS3
Granodiorite
CS4
CS6
4,784,000
CS5
CS3
Permian Sediments
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Generalized Geology of the Coking Flats, Khar Suul and Toogie West Targets
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Figure 7.3.3
Generalized Geology of the Central Cretaceous Basin Target

RING DYKE
CENTRAL CRETACEOUS BASIN
MORINII TAKH
BAYAN-OVOO
EG-07-061
EG-05-037A
EG-07-054
EG-07-060
EG-05-037
EG-RC-06-005
EG-RC-06-003
EG-RC-06-002
EG-RC-06-004
EG-RC-06-001
EG-RC-09-087
EG-RC-09-084
EG-RC-09-083
EG-RC-09-089
EG-RC-09-088
EG-RC-09-090
EG-RC-09-086
EG-RC-09-082
EG-RC-09-081
EG-RC-09-085
EG-05-030
EG-05-036
EG-05-024
EG-05-033
EG-05-030A
EG-05-027
EG-05-028
EG-05-035
LEGEND
Conglomerate
Intrusives
Latite
Rhyolitic
Dacitic
Andesitic
Mafic
DDH Collar
RC Collar
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Generalized Geology of the CCB
Southwest Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Province, Mongolia

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8.	DEPOSIT TYPES

Type deposit descriptions of copper-gold porphyries, high-sulphidation epithermal and low-sulphidation epithermal deposits are taken from Panteleyev (1995, 1996a and 1996b).  Coal deposit descriptions are taken from Thomas (2002).

8.1	PORPHYRY COPPER ± GOLD DEPOSITS

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism.  They can also form in association with the emplacement of high-level stocks during extensional tectonism which is related to strike-slip faulting and back-arc spreading following continent margin accretion.  Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms.  Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite.  There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies.  The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks.  Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets.  Disseminated sulphide minerals are present, generally in subordinate amounts.  Typical minerals include pyrite, chalcopyrite; molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite.  Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases.  Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization.  This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks.  The biotite is a fine-grained, secondary mineral that is commonly referred to as a “biotite hornfels”.  The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz–sericite–pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite–pyrophyllite, or advanced argillic, alteration.

Porphyry copper deposits can be subdivided into three styles on the basis of Cu, Au and Mo metal content ratios.  Typical tonnages and grades for the three styles are:

•	Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag

•	Porphyry Cu–Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag

•	Porphyry Cu–Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag.

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8.2	HIGH-SULPHIDATION EPITHERMAL DEPOSITS

Mineralized high-sulphidation epithermal gold deposits predominantly occur in younger poorly eroded magmatic arcs, for example in the Andes of South America, and are hosted in volcanic rocks that are associated with subvolcanic intrusions, particularly flow dome complexes.  Deposits are commonly localized by similar major structural corridors to those which host porphyry Cu–Au deposits.

Host rocks are typically volcanic pyroclastic and flow rocks, of andesitic to dacite to and rhyodacitic, composition and their subvolcanic intrusive equivalents.  Permeable sedimentary intervolcanic units can also be sites of mineralization.  Deposit settings range from volcanic edifices such as caldera ring and radial fractures to fracture sets in resurgent domes and flow-dome complexes, hydrothermal breccia pipes and diatremes.  The deposits occur over considerable crustal depths, ranging from high-temperature solfataras at paleosurface down into cupolas of intrusive bodies at depth.

Mineralization forms in veins and as massive sulphide replacement pods and lenses, stockworks and breccias.  The deposit shapes are commonly irregular, and controlled by combinations of structural setting and host rock permeabilities.  Multiple, crosscutting composite veins and vein sets are common.  Two mineralization types are commonly present: massive enargite–pyrite and/or quartz–alunite–gold; characteristic mineral assemblages include pyrite, enargite/luzonite, chalcocite, covellite, bornite, gold, and electrum; lesser minerals, which may or may not be present, comprise chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides including goldfieldite.

Advanced argillic alteration is the most common alteration type, and can be aerially extensive.  Quartz occurs as fine-grained replacements and as vuggy, residual silica in acid-leached rocks.

There are wide variations in deposit types, ranging from bulk- mineable, low-grade to selectively mined, high-grade deposits:

•
Underground mines range in size from 2 to 25 Mt.  at grades reaching as high as 178 g/t Au, 109 g/t Ag and 3.87% Cu in direct smelting ores, such as those reported from portions of the El Indio Deposit in Chile to 2.8 g/t Au, 11.3 g/t Ag and 1.8% Cu at Lepanto in the Philippines.

•
Open pit mines vary in size from <100 Mt to >200 Mt and range in grade from 3.1 g/t Au and 16 g/t Ag at Pueblo Viejo, in the Dominican Republic to the Nansatsu Deposits, Japan that grade between 3 and 6 g/t Au.

8.3	LOW-SULPHIDATION EPITHERMAL DEPOSITS

Low-sulphidation epithermal deposits are high-level hydrothermal systems which vary in crustal depths from 1 km to surficial hot spring settings.  Host rocks are extremely variable, ranging from volcanic rocks to sediments.  Calcalkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits.  A third, less common association, is with alkalic intrusive rocks and shoshonitic volcanics.  Clastic and epiclastic sedimentary rocks in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

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Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits.  At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization.  Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets and hydrothermal and tectonic breccias can act as mineralised-fluid channelling structures.  Through-going, branching, bifurcating, anastomozing and intersecting fracture systems are commonly mineralized.  Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change.  Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 to 350 m interval, from a base metal poor, Au–Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone.  From surface to depth, metal zones grade from Au–Ag–As–Sb–Hg-rich zones to Au–Ag–Pb–Zn–Cu-rich zones, to basal Ag– Pb–Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite.  Pervasive silicification in vein envelopes is flanked by sericite–illite–kaolinite assemblages.  Kaolinite–illite–montmorillonite±smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite–alunite (advanced argillic alteration) may form along the tops of mineralized zones.  Propylitic alteration dominates at depth and along the deposit margins.

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite.  Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalts and/or selenide minerals.  In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Low-sulphidation deposits typically contain the following tonnages and grades:

•	Au–Ag deposits (“bonanza” deposits) typically contain about 0.77 Mt at 7.5 g/t Au, 110 g/t Ag and minor Cu, Zn and Pb, eg Comstock, Aurora (Nevada, USA)

•	Au–Cu deposits usually average tonnages about 0.3 Mt at average grades of about 1.3% g/t Au, 38 g/t Ag and >0.3% Cu, eg Sado, Hishikari (Japan).

8.4	COAL DEPOSITS

Coal is a unique rock type in the geological record.  It is defined as a combustible sedimentary rock in which organic matter, including residual moisture (as defined by ASTM Procedure 3180-84), comprises more than 50% by weight and more than 70% by volume of carbonaceous material formed from altered plant remains (Hughes et al, 1989).  Coal results from the accumulation of plant debris in a specialized environment of deposition (Thomas, 2002).  It has a wide range of physical and chemical properties, leading to various coal lithotypes (vitrain, clarain, durain, fusain; Stopes, 1919), comprised of varying proportions of macerals (analogous to minerals in inorganic rocks).  Macerals are classified into three major groups: vitrinite, inertinite, and liptinite:

•	Vitrinites are derived from vegetative and woody tissues of roots, stems, barks and leaves composed of cellulose and lignin, and occur in coal seams resulting from anaerobic preservation in swamps,

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and in coaly shales where organic and mineral matter were deposited rapidly (ICCP, 1998). Vitrinites are the main components of bright coal.

•
Inertinites are highly degraded macerals of diverse origin, such as tissues of fungi, fine detrital plant fragments, gelified amorphous material, and cell secretions altered by redox and biochemical processes during peatification (ICCP 2001).

•	Liptinites are derived from decayed leaf matter, spores, pollen and algal matter.

•
Most coals contain a high percentage (50 to 90%) of vitrinites, 5 to 40% inertinites, and 5 to 15% liptinites.  Coal itself is a mixture of macerals and “ash”.  The latter can have two meanings in coal work:

•	Analytically-determined inorganic residue after burning of a coal sample

•	Clay-altered fine volcanic ash, also known as “tonstein”, which can occur as thin bands or plies separating coal plies within a coal seam.

Extraneous ash is introduced by sedimentary and volcanic processes into a basin that eventually undergoes coalification.  Ash can also be inherent, derived from the inorganic fraction that was structurally a part of the original plant material.

Coal occurs as seams of black to brown coal hosted by clastic sedimentary rocks.  Tectonic settings are stable continental basins, shelves on the trailing edge of continents, foreland basins, and back-arc basins.  Common depositional environments comprise areas of slow sedimentation in fresh water with few or no marine incursions: deltas; shoreline swamp, raised swamp, lacustrine settings, and floating vegetation mats.  Associated rock types exhibit evidence of non-marine deposition.  Carbonaceous mudstones, siltstones and sandstones are the most common, often with cross-stratification and other sedimentary structures formed in shallow water.

Coals change chemically and physically as the rank of coal increases.  Rank is a measure of a coal’s degree of metamorphism, which can be expressed as its position in the lignite-to-anthracite series.  The coal encountered on the property ranges from dull to bright - it often exhibits high lustre and is not dusty.  Mineral matter (ash) is in coal as rock bands or plies, as finely intermixed material of authogenic or detrital origin (inherent mineral matter), and as secondary material deposited in fractures and open spaces.

Geophysically, coal has a low density and variable to high resistivity (high pyrite content may give rise to low to moderate conductivity).  Surface exploration techniques include direct-current profiling, refraction and reflection seismic, and gravity.  Subsurface or borehole techniques include gamma logs, neutron logs, gamma-gamma density logs, sonic logs, resistivity logs and caliper logs.

Determination of coal quality in the analytical lab usually begins with proximate analysis, which determines the ash (inert mineral matter) content (%), moisture content (%), volatile matter (%) and Fixed Carbon (%).  Total Sulphur (%), and calorific (heating) value are usually analysed in conjunction with proximate analysis.  Ash and moisture content combined can be considered to be analogous to grade – the higher the ash and moisture, the lower the coal quality.  An empirical determination of coal rank can be calculated from proximate analysis and heating value using the Parr Formulas.  Additional

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analytical determinations may include specific gravity, free swell index (to determine coking or metallurgical suitability), ultimate analysis, ash analysis, Hargrove Index (to determine grinding characteristic), ash fusion, trace elements and petrographics.

There are a number of coal classification systems used to describe coal; the most commonly used system is a modified Diessel classification (Diessel, 1992) as outlined in Table 8.4.1.

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Table 8.4.1 Modified Diessel Classification of Coal
Lithotype		Description
Bright Coal (vitrain)	B	Bright; brittle; may contain up to 10% dull coal but in bands less than 5 mm thick.
Banded Bright Coal (clarain)	BB	Mainly bright coal containing thin (less than 5 mm) dull coal bands ranging in proportion between 10 and 40%. Often vitreous with conchoidal fracture.
Banded Coal (duroclarain)	BD	Contains bright and dull coal bands (less than 5 mm) ranging in proportion of 40 to 60%.
Banded Dull Coal (clarodurain)	DB	Mainly dull coal containing thin (less than 5 mm) bright bands in proportion of 10 to 40%.
Dull Coal (durain)	D	Dull coal, matt luster; may contain up to 10% bright coal in bands up to 5 mm.
Fibrous Coal (fusain)	F	Dull, may have satin sheen, friable, charcoal appearance; may contain up to 10% other lithotypes.
Shaly Coal (sometimes called bone coal).		Contains between 30 and 60% (by volume) of clay and silt either as an admixture or in discrete bands of less than 5 mm.
Coaly Shale, coaly mudstone, coaly sandstone etc.		Any sediment containing 10 to 60% (by volume) coaly material as thin bands (less than 5 mm), laminations or splints.
Carbonaceous Shale, Carbonaceous Mudstone (sometimes called carbargillite).		Any sediment containing 10 to 60% disseminated carbonaceous matter.
Shale, Mudstone, Siltstone, Sandstone, etc.		Any sediment containing less than 10% carbon material.

The Geological Survey of Canada classifies coal deposits in terms of their geological complexity (Geology Type) and probable recovery method (Deposit Type; Hughes et al, 1989).  Deposit type refers to the anticipated method of extraction of the coals.  Four deposit types are discussed by Paper 88-21: (i) surface, (ii) underground, (iii) non-conventional, and (iv) sterilized.  The classifications are important due to varying criteria applied to evaluating coal for resource calculations.  The Nomkhon Bohr Deposit is considered an underground deposit, although there are some areas where the coal resources are amenable to surface mining.

Hand-in-glove with deposit type is geology type.  Geology type, as considered in GSC Paper 88-21, refers to the general geological complexity of the coals.  The amount of tectonic deformation of the coals is the main factor in assessing geology type, but sedimentological and stratigraphic complexities also are considered.  Four geology types are discussed by Paper 88-21: (i) low, (ii) moderate, (iii) complex, and (iv) severe.  The classifications are important due to the application of the density of data points needed to adequately define coal seam continuity for assurance-of-existence resource classification purposes.  The geology type at the Nomkhon Bohr Deposit is considered to be “complex” bordering on “severe”.

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8.4.1	Coal in Mongolia

Mongolian coal deposits range in age from Carboniferous to Cretaceous, grouped into twelve basins within the Western and Eastern Mongolian coal-bearing provinces.  Tavan Tolgoi, the largest Mongolian coal deposit, occurs within the South Gobi basin, where coal is present in Upper Permian strata and Jurassic rocks.  Other deposits in the basin are Nariin Sukhait (in production) and Gurvantes.

Reference material in English on Mongolian coal deposits is lacking, with the major references in Mongolian or Russian.  A recent paper by Erdenetsog et al. (2009) begins to address this issue, portions of which are quoted verbatim below.

Mongolian coal deposits are classified into two coal-bearing provinces (Western and Eastern Mongolian), twelve basins, and three areas based on origin, age, tectonic settings, coal characteristics and coal-bearing sequences...A total of 200 coal occurrences and deposits are known, of which 70 have been explored.

The deposition of coal-bearing strata commenced with the Pennsylvanian Altai group, and continued with Upper Permian Tavantolgoi group, Lower-Middle Jurassic Jargalant, Bakhar and Saikhan formations, and finally with the Lower Cretaceous Andkhudag formation and Zuunbayan group.

Pennsylvanian coal seams were deposited in Western Mongolian province, where peat formation was initially developed in the southernmost part and later gradually shifted to northward.  By the Late Permian, the locus of coal formation had changed.  Main peat accumulation took place in southern Mongolia (South Gobi basin).  However peat was also accumulated in the Valley of Lakes.  Lower-Middle Jurassic coal accumulated in western, northern and eastern Mongolia.  Usually, coal-bearing strata start with coarse grained fluvial deposits that are covered by well sorted alluvial sediments.  Coalbearing upper part has been deposited in lacustrine and lacustrine-swamp environments.  During this time, peat forming condition was comparatively stable especially in northern Mongolia (Orkhon–Selenge area).  In the Early Cretaceous, thick and extensive coal was formed in the Eastern Mongolian province.  At the same time coal seams were accumulated in the Valley of Lakes, too.  Lower part of coal-bearing succession is composed of lacustrine deposits with thick mud and shale that were covered by fluvial sediments.  Middle part of succession deposited in alluvial–lacustrine, lacustrine–swamp and alluvial environments.  Finally tectonic regime intensified and coarse grained fluvial deposits accumulated again.

The coal-bearing upper Permian Tavantolgoi group fills several sub basins and is folded and faulted by normal and thrust faults…The group is divided into two formations: the lower-Multicolored formation, and the upper- Coal-bearing formation…The thickness of Multicolored and Coal-bearing formations varies from 260 m to 1200 m and from 215 m to 1220 m, respectively…The lower section of the Multicolored formation is composed of conglomerate with gravel, sandstone, and siltstone layers.  The rocks in the section are red and brown in color.  The upper section of the formation is characterized by sandstone, siltstone and shale with thin layers of limestone with siderite.  The color of rocks is red, gray-green, gray, and brown.  The overlaying Coal-bearing formation consists of sandstone, siltstone, shale and coal measures with thin gravel, conglomerate, coaly shale and rare limestone layers.  The formation hosts 14 individual coal seams.

Mongolia hosts with [sic] large coal resources estimated at 152 Bt.  Conclusions of our studies are:

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•
Mongolian coals tend to become younger from west to east.  Carboniferous coals are to be found in Western Mongolia and Permian coals in central and southern Mongolia.  Jurassic and Cretaceous coals are located in the central, northern and eastern parts of Mongolia.

•
Coal rank is controlled by the age of the coal-bearing sequences.  Carboniferous coals are high rank bituminous (up to semianthracite) and Permian coals are low rank bituminous.  Jurassic and Cretaceous coals are subbituminous and lignite, respectively.

•
Carboniferous (Mongol–Altai basin), Permian (South Gobi and Southern Khangai basins) and Jurassic coal-bearing basins (Ikh Bogd and Ongi River basins) are foreland basins formed under compressional tectonic events.  Cretaceous coals (Eastern Mongolian province) accumulated within the rift valleys created by extensional tectonics.

•
Mongolian coals are humic in type and formed under non-marine influences.  Petrographically, Jurassic coals are distinct from others.  They are characterized by high concentrations of vitrinite (87.3 vol.% to 96.6 vol.%) and liptinite groups (up to 11.7 vol.%).  This could be explained by raised water tables resulting from the more humid, monsoonal paleoclimate.

•	Approximately 3.2 Gt of Permian and Carboniferous coals may be suitable for metallurgical purposes, whereas 6.9 Gt of Lower Cretaceous and Jurassic coals can be classed as thermal coals.
•	Coal characteristics of deposits within the South Gobi basin are given in Table 8.4.2.

Table 8.4.2
Coal Quality of Deposits in the South Gobi Basin (after Erdenetsog et al, 2009)
DEPOSIT	AGE	SEAM	THICKNESS (m)	MOISTURE (dry wt%)	VOLATILES (wt%)	ASH (dry wt%)	CALORIFIC VALUE (MJ/kg)	S (dry wt%)
Tavantolgoi	Permian	Seam XIII	7	2.1	34.2	27	32.6	0.7
Tavantolgoi	Permian	Seam IX	20	0.5	30.1	24.6	33.7	0.7
Tavantolgoi	Permian	Seam VIII	23	0.6	29.8	24	33.7	0.7
Tavantolgoi	Permian	Seam IV	12	0.5	26.3	21.5	33.7	0.7
Tavantolgoi	Permian	Seam III	6	0.6	25.9	19.9	34.4	0.7
Tavantolgoi	Permian	Seam 0+I	19	0.5	23.1	25.1	33.5	0.7
Nariin Sukhait	Permian	Seam V	33	1	33.2	12.5	32.4	0.5
Gurvantes	Permian	Seam I	9	2.3	34.3	20.7	32.5	0.9

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

9.	MINERALIZATION

The following mineralization summaries are sourced from Panteleyev (2004a; 2004b; 2005), Juras (2005), Cherrywell (2005), Forster (2006), Forster and Crane (2006), Khashgerel et al. (2006), Forster et al.  (2008), Watkins (2007) and Lewis (2008).

9.1	JOINT VENTURE PROPERTY

9.1.1	Hugo North Extension

Information on the mineralization at Hugo North Extension is taken from Juras (2005), Cherrywell (2005) and Forster (2006).  An interpreted section, at 4768300N, is included as Figure 9.1.1.

Figure 9.1.2 shows the mineralization and alteration distributions for the same section.

9.1.1.1	Grade Distribution

The highest-grade copper mineralization in the Hugo North Extension Deposit is related to a zone of intense stockwork to sheeted quartz veins that typically grades over 2% Cu.  The high-grade zone is centred either on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks (unit DA1) in the southern part of the deposit.  In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely veined zone.  This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).

Elevated gold grades in the Hugo North Extension Deposit occur within the up-dip (western) portion of the intensely veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.  The fine-grained sulphide gives the rocks a black “sooty” appearance.  The red coloration is attributed to fine hematite dusting, mainly associated with albite.

The eastern limit of the high-grade zone coincides with either an intrusive or faulted eastern contact of the quartz monzodiorite.  The peripheral low-grade zone to the east is contained mainly in augite-phyric basalt (unit DA1) and to a lesser extent in dacite tuff (unit DA2b).

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.1.1
Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North

Note:
•	Figure from Ivanhoe Mines Ltd.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.1.2
Geology and Mineralization Section N4768300, Looking North

Hugo Dummett Deposit E-W section N4768300

Early Carboniferous
Hornblende-biotite granodiorite
Basaltic volcaniclastic, and flows
Andesitic ash flow tuff
Late Devonian
Biotite granodiorite
Red quartz monzodiorite
Quartz monzodiorite with intense quartz veining
Volcanogenic siltstone, sandstone
Basaltic volcanic flow breccia
Laminated carbonaceous siltstones/ conglomerate
Dacitic ash flow tuff/ block ash tuff
Augite basalt
>2.5% Cu
0m
651500 mE
-500m
West Bat Fault
Deep gold zone
0.6% Cu
Hanging wall Fault
Distribution of molybdenite and deep gold zone
High-grade zone
>2.5% Cu
Molybdenite zone
>75ppm Mo
Deep gold zone
Cu (%): Au(ppm) ~ 2 to1
Histograms show molybdenite (blue)
Molybdenite occurs on the margin of the 0.6% Cu grade envelope
The deep gold zone is hosted by potassically altered (red) quartz monzodiorite, and is bornite dominated
Bo
Cp
Distribution of chalcopyrite, bornite and overprinting advanced argillic alteration
Advanced argillic zone
Histograms show chalcopyrite (green) on left and bornite (magenta) on right
Based on logged sulfide abundance the high-grade zone is dominated by bornite-chalcopyrite, and on east side exhibits an outward zonation to chalcopyrite and to pyrite-enargite (in the advanced argillic zone).
Mineralization to the western side of the high-grade zone is bornite dominated and gold-rich
At deepest levels the gold-rich zone becomes chalcopyrite dominated
The advanced argillic zone occurs on the outer margin of the mineralized system, but overlaps the 0.6% Cu grade shell

Note:
•	Figure from Ivanhoe Mines Ltd.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Alteration and mineralization intensity drops abruptly at the upper contact of this package.  To the west, the high grade zone is bounded by the Boundary/West Bat Fault system and related splays, which juxtapose it against either unmineralized stratigraphically-higher rocks or more weakly mineralized quartz monzodiorite bodies.

9.1.1.2	Mineral and Geochemical Zonation

Bornite is dominant in highest-grade parts of the deposit (3% to 5% Cu) and is zoned outward to chalcopyrite (2% Cu).  At grades of less than 1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.  The high-grade bornite zone comprises relatively coarse bornite impregnating quartz and as disseminations in wall rocks, usually intergrown with subordinate chalcopyrite.  Pyrite is rare or absent, except in local areas where the host rocks display advanced argillic alteration.  In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold.  These minerals occur as inclusions or at grain boundaries.

9.1.1.3	Alteration Zonation

The Hugo North Extension Deposit is characterized by copper–gold porphyry and related styles of alteration which are believed to be analogous to the description appended below for the adjacent Hugo North Deposit.

Alteration at Hugo North includes biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones (Juras, 2005).

Chlorite–illite marks the outer boundary of the advanced argillic zone.  It occurs mainly in the coarser, upper part of the dacite tuff.

Quartz–pyrophyllite–kaolinite–dickite (advanced argillic) is hosted mainly in the lower part of the dacite tuff, although on some sections at Hugo North it extends into strongly veined quartz monzodiorite.  The advanced argillic zone is typically buff or grey, and late dickite on fractures is ubiquitous.  Within the advanced argillic zone, a massive quartz–alunite zone forms a pink–brown bedding-parallel lens.

Topaz is widespread as late alteration, controlled by structures cutting both the advanced and intermediate argillic zone.  Topaz appears to replace parts of the quartz–alunite zone.  In addition topaz may also occur as disseminations with quartz–pyrophyllite–kaolinite alteration.  Topaz-rich zones are mottled buff or light brown and sometimes vuggy.

Hematite–siderite–illite–pyrophyllite–kaolinite–dickite (intermediate argillic) alteration is an inward zonation from the advanced argillic zone, and is commonly hosted by augite basalt but may also occur in dacite ash-flow tuff.  Hematite usually comprises fine specularite and may be derived from early-stage magnetite or Fe-rich minerals such as biotite or chlorite.

Hematite–chlorite–illite–(biotite–magnetite) (chlorite) is transitional to the intermediate argillic zone and is commonly hosted by augite basalt.  It is characterized by a greenish coloration, and relict hydrothermal magnetite, either disseminated or in veins.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Muscovite–illite (sericite) generally occurs in the quartz monzodiorite intrusions and is a feature of the strongly mineralized zone.  Alteration decreases with depth in the quartz monzodiorite.

At Hugo North Extension, the distribution of the alteration is strongly lithologically controlled: dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite–muscovite–hematite-altered with pyrophyllitic advanced argillic alteration in its uppermost parts.  Pockets of advanced argillic alteration occur locally in the high-grade zone in the quartz monzodiorites.

9.1.2	Heruga Deposit

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for Ivanhoe).  Review of core and geological interpretations on site by QG indicated that the present understanding of mineralization is reasonable given the wide drill spacings.  Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineral deformation.  Forster et al. (2008) note that the mineralization style most closely accords with that at Southwest Oyu Tolgoi, but that the system has lower quartz vein content.  Cyrill Orssich (Senior Geologist for Ivanhoe) updated some parts of this section in 2009 following subsequent drilling.

The Heruga deposit is a Cu, Au, Mo porphyry deposit with overlapping zones of mineralization consisting of a Mo-rich carapace at higher elevation with increasing Au-rich mineralization at depth.  Copper-rich mineralization occurs at intermediate elevations and overlaps both the Mo rich and Au rich zones.  At a 100 ppm Mo cut-off the Mo zone has a vertical extent of 300 to 400 m.  At a 0.3% Cu cut-off the top of the copper zone roughly correlates with the top of the Mo zone but extends to deeper depths, for a total vertical extent in the order of 600 m.  At a 0.3 g/t cut-off the top of the gold zone is generally about 280 m below the top off the Cu and Mo zones, creating a small overlap with the Mo zone in areas, and a more significant overlap of the Cu zone.  The bottom of the gold zone generally extends below the bottom of the Cu zone by about 200 m, giving the gold zone a total vertical extent of about 450 m.  The three zones together combine for a continuous zone of mineralization with a vertical extent of close to 800 m.  Post mineral NNE trending subvertical faults have offset mineralization into two discrete structural blocks.  Mineralization remains open down dip to the east of the eastern block although trending towards lower grades in that direction.  The western block is assumed to terminate against a parallel NNE trending structure, intersected at higher elevations in only a few drill holes, and remains poorly defined at the depth of the deposit.  The high grade gold core in the western block remains poorly defined and requires further definition.

There is a rough spatial correlation between metal and alteration zonation and the two may be genetically linked.  Generally speaking at deeper levels mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite altered basalt or sericite-albite altered quartz monzodiorite.  Selvages of salmon pink albite alteration occur with chalcopyrite associated with higher grade mineralization in both basalt and quartz monzodiorite.  The higher levels of the orebody are overprinted by strong quartz-sericite-tourmaline-pyrite alteration where mineralization consists of disseminated and vein controlled pyrite, chalcopyrite and molybdenite.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Gold may correlate with strong biotite alteration at the deeper levels of the deposit.  Au to Cu ratios (ppm:%) are generally less than one throughout the upper Mo-rich part of the deposit, i.e. within the >100 ppm Mo shell.  Below this, the gold to copper ratios reflect an inverse relationship between Au and Cu.  The Au to Cu ratio increases rapidly with depth from one to greater that 10, reflecting decreasing copper grades and increasing gold grades.  In the deepest parts of the deposit chalcopyrite diminishes to only trace amounts, and is replaced by pyrite as the predominant sulfide.  This would suggest that Au does not correlate with chalcopyrite, but is perhaps associated with pyrite at the deepest levels.  East of the Bor Tolgoi Fault high Au:Cu values occur within and marginal to a quartz monzodiorite intrusion.  However; west of the Bor Tolgoi Fault, a small quartz monzodiorite dyke was intersected in only one drill hole and a possible association is less apparent.

•	A paragenetic framework suggested by Hopper (2008) is simplified as follows:

•	Pre to early mineral alteration facies predating intrusion of Qmd (dark coloured alteration)

•	Early pervasive biotite magnetite actinolite alteration with quartz magnetite-chalcopyrite-pyrite

•	Retrograde chlorite-epidote-sericite

•	Intermineral alteration facies

•	Quartz-magnetite-chalcopyrite-bornite-pyrite-molybdenite and associated quartz-albite, biotite, actinolite alteration

•	Inter to late mineral alteration facies (light coloured alteration)

•	Pyrite sericite pyrophyllite alteration (molybdenite shell seems to coincide with this stage)

•	Post Mineral

•	Quartz-calcite veinlets.

Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.  Lewis (2008) reports that some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

There is no oxide zone at Heruga, nor is there any high-sulphidation style mineralization known to date.  Drilling plans and typical sections for the Heruga deposit are shown in Figure 7.2.4 to Figure 7.2.7.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

9.2	LOOKOUT HILL WEST

Exploration by Entrée in 2009 was focused on the Togoot MEL, on coal and precious metals targets.

9.2.1	Coal

In 2008, coal was discovered by excavator trenching and in core on the Nomkhon Bohr target, and by drilling on the Coking Flats target.  Work in 2009 continued evaluation of these targets, and explored for coal at the Khar Suul, Toogie West, and Central Cretaceous Basin targets.

9.2.1.1	Nomkhon Bohr

The Nomkhon Bohr target has been traced over approximately 1200 m.  Drilling in 2009 established the continuity of the coal-bearing stratigraphy at Nomkhon Bohr from section to section and in the downdip direction to the property boundary.  Five Seam Series are recognized; from north to south these have been named 100, 300, 500, 700 and 900.  A Seam Series comprises one or more coal seams (beds) within carbonaceous mudstones, generally separated from other seam series by carbonaceous mudstone, siltstone and sandstone.  With the exception of Series 900, the Seam Series can be traced from Section to Section and from hole to hole along Section.  Within a Seam Series there can be one to several Seams (i.e. 530, 550, 570) of high-ash coal.  Visually, there are no obvious differences among the coal seams, and no petrographic work has been carried out.  Based on ash content, Seams can be further subdivided into Plies separated by ash intervals, although this was not attempted for the Nomkhon Bohr target.

Coal seams and plies are readily identified in core.  Regardless of apparent thickness in drill core, the coal is usually dull (durain) or banded dull (clarodurain).  Less often, banded bright (clarain) and bright (vitrain) coal is present.  Cleating was usually not well developed, except in individual vitrinite bands.  Ash content is high, less than 40% but almost always in excess of 25% on a moisture-free basis.

Average and range raw coal quality is presented in Table 9.2.1 and Table 9.2.2.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 9.2.1 Coal Quality Average and Range by Seam (air-dried basis)
Seam	# Samples	IntvlThk (m)		Moist (%)		Ash (%)		Vols (%)		FC (%)		S (%)		CV (KJ/kg)
		Ave	Range	Ave	Range	Ave	Range	Ave	Range	Ave	Range	Ave	Range	Ave	Range
130	4	1.6	0.4 – 4.0	1.59	0.91 -2.24	42.22	33.81 - 46.7	6.95	1.09 - 13.35	51.93	47.3 - 60.8	0.78	0.43 - 1.05	4705	3768 - 5470
150	5	0.96	0.3 – 1.5	3.84	1.15 - 10.89	41.95	33.43 - 48.36	4.20	1.92 - 7.62	50.02	45.53 - 56.33	0.74	0.13 - 1.48	4231	3029 - 4983
310	4	0.86	0.6 – 1.4	0.60	0.37 - 0.81	41.73	38.3 - 46.54	8.85	3.63 - 16.39	48.83	44.22 - 57.26	1.31	1.14 - 1.49	4794	4465 - 5113
330	13	1.11	0.30 – 3.45	0.84	0.4 - 1.52	40.43	30.91 - 47.89	10.05	4.68 - 17.78	48.68	40.95 - 55.73	1.65	0.57 - 3.30	4823	4044 - 5755
350	14	1.58	.3.0- 3.15	1.08	0.55 - 2.14	40.65	34.02- 47.24	11.71	2.56 - 19.44	46.55	34.85 - 54.76	1.51	0.29 - 2.56	4887	3887 - 5778
510	2	1.38	1.25 – 1.50	0.70	0.68 - 0.72	39.22	35.46 - 42.98	15.97	13.4 - 18.54	44.12	42.95 - 45.28	1.19	0.97 - 1.40	4970	4640 - 5300
530	11	1.9	0.35 – 4.0	1.04	0.49 - 1.92	37.62	31.7 - 48.28	17.22	6.92 - 23.93	44.09	31.37 - 55.12	1.54	0.98 - 2.3	5086	3956 - 6754
550	15	2.57	0.5 – 11.9	1.22	0.76 - 1.70	36.98	27.69 - 47.53	14.70	5.81 - 20.45	47.09	32.56 - 56.82	1.53	0.95 - 2.82	5229	3954 - 6045
570	12	1.95	1.0 – 4.6	1.26	0.64 - 2.2	41.12	34.4 - 49.21	15.98	6.01 - 19.09	41.63	33.15 - 48.77	1.33	0.82 - 2.14	4701	3847 - 5471
750	12	2.17	0.65 – 4.5	1.27	0.8 - 2.19	42.73	38.95 - 45.46	14.97	8.88 - 18.80	41.04	35.66 - 46.39	1.15	0.57 - 2.08	4518	3695 - 4866
950	2	4.8	1.4 – 8.2	1.45	1.41 - 1.49	45.06	44.92 - 45.19	13.61	12.27 - 14.94	39.89	38.46 - 41.31	0.92	0.83 - 1.0	4409	4203 - 4615
Total				1.28		39.32		13.83		45.65		1.36		4946

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Using Parr formula to determine rank, the bulk of Nomkhon Bohr coal is Medium Volatile (Table 9.2.2).  Free Swell Index tests done in 2008 indicate that the coal is non-coking, and not suitable for metallurgical purposes.

Table 9.2.2 Nomkhon Bohr Coal Seams – Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
597400	EG-09-123	330	93.10	93.60	0.50	1.73	0.86	40.18	5.56	53.39	0.68	4771	Anthracite
		350	99.50	101.20	1.70	1.73	0.55	39.73	5.81	53.90	2.45	5778	Anthracite
		530	102.30	103.30	1.00	1.57	0.49	31.70	12.69	55.12	1.93	6754	Low Volatile Bituminous
		550	104.20	106.00	1.80	1.60	0.76	34.67	13.12	51.45	1.92	6045	Low Volatile Bituminous
		570	108.50	109.50	1.00	1.74	1.10	44.12	6.01	48.77	1.09	5003	Anthracite
		750	111.30	112.30	1.00	1.71	0.80	43.92	8.88	46.39	1.78	4516	Semi-Anthracite
597350	EG-09-125	330	62.20	62.60	0.40	1.66	0.53	39.71	16.79	42.97	1.90	5380	Med-Volatile Bituminous
		350	64.20	65.10	0.90	1.73	0.61	40.76	15.11	43.51	2.03	5506	Low Volatile Bituminous
		530	67.30	69.65	2.35	1.66	0.50	37.44	17.23	44.84	1.98	5451	Med-Volatile Bituminous
		550	70.40	74.10	3.70	1.55	1.02	34.93	14.06	49.99	1.97	5975	Low Volatile Bituminous
		570	80.20	81.30	1.10	1.55	0.64	38.46	18.51	42.39	2.14	5471	Med-Volatile Bituminous
597300	EG-08-081	310	33.80	35.20	1.40	1.63	0.70	38.69	16.39	44.22	1.31	5113	Med-Volatile Bituminous
		330	35.90	37.20	1.30	1.55	0.88	30.91	17.78	50.43	1.66	5755	Med- Volatile Bituminous
			38.15	38.85	0.70	1.59	0.90	29.95	17.48	51.68	2.83	5766	Low Volatile Bituminous
		350	39.80	41.50	1.70	1.61	0.81	34.02	16.37	48.81	2.56	5429	Low Volatile Bituminous
		530	44.70	46.20	1.50	1.64	0.96	34.10	16.26	48.68	2.30	5356	Low Volatile Bituminous
		550	46.70	48.60	1.90	1.67	1.04	39.95	15.21	43.80	1.66	4687	Low Volatile Bituminous
		570	52.30	54.10	1.80	1.72	1.08	40.88	15.40	42.64	1.83	4556	Low Volatile Bituminous
	EG-08-083	310	66.10	66.80	0.70	1.81	0.81	38.30	3.63	57.26	1.29	4965	Meta-Anthracite
		330	68.35	71.80	3.45	1.70	0.73	37.64	6.50	55.13	1.94	5081	Anthracite
		350	74.60	75.00	0.40	1.64	0.64	39.40	12.28	47.68	1.83	5127	Low Volatile Bituminous
			92.50	93.30	0.80	1.59	1.23	33.20	19.95	45.62	1.62	5381	Med- Volatile Bituminous
		530	94.60	95.80	1.20	1.69	0.83	39.96	16.42	42.79	1.64	4820	Med- Volatile Bituminous
			96.10	97.15	1.05	1.67	0.75	36.92	17.19	45.14	1.85	5126	Med- Volatile Bituminous
		550	97.40	99.10	1.70	1.72	0.84	39.54	16.66	42.96	2.82	4764	Med- Volatile Bituminous
		570	100.80	101.50	0.70	1.70	1.21	38.81	16.39	43.58	1.38	4834	Med- Volatile Bituminous
			101.50	102.60	1.10	1.57	0.98	30.46	17.52	51.04	1.15	5649	Med- Volatile Bituminous
			102.60	103.65	1.05	1.67	0.94	38.35	15.87	44.83	1.48	4948	Low Volatile Bituminous
		750	113.80	116.80	3.00	1.70	1.31	39.61	17.19	41.89	2.08	4737	Med- Volatile Bituminous

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 9.2.2 Nomkhon Bohr Coal Seams – Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
597200	EG-08-070	350	62.94	63.91	0.97	1.66	1.19	38.78	12.16	47.87	1.34	5016	Low Volatile Bituminous
			64.50	66.49	1.99	n/a	1.19	34.20	15.69	48.92	1.91	5274	Low Volatile Bituminous
		530	90.00	94.00	4.00	1.68	1.52	38.41	17.67	42.41	1.18	4886	Med- Volatile Bituminous
		550	94.50	95.00	0.50	1.59	1.10	33.59	18.46	46.85	1.49	5293	Med- Volatile Bituminous
		570	100.50	101.57	1.07	n/a	1.28	43.52	17.62	37.58	1.21	4317	Med- Volatile Bituminous
		950	128.30	136.50	8.20	1.63	1.41	45.19	14.94	38.46	1.00	4203	Med- Volatile Bituminous
597100	EG-08-080	530	74.00	75.90	1.90	1.62	1.29	33.22	20.65	44.85	1.06	5302	Med- Volatile Bituminous
			76.30	77.75	1.45	1.65	1.27	34.68	19.71	44.34	1.11	5164	Med- Volatile Bituminous
		550	78.65	85.60	6.95	1.72	1.44	41.41	16.55	40.60	1.42	4572	Med- Volatile Bituminous
		570	87.53	88.60	1.07	1.87	1.47	48.43	16.95	33.15	1.92	3847	Med- Volatile Bituminous
		750	93.10	96.60	3.50	1.73	1.37	42.48	15.08	41.07	0.57	4529	Low Volatile Bituminous
	EG-08-084	330	75.90	76.70	0.80	1.80	0.40	44.01	4.84	50.75	0.57	4585	Anthracite
		350	80.90	81.20	0.30	1.85	0.62	47.24	10.12	42.01	1.01	4009	Semi-Anthracite
			86.60	87.20	0.60	1.61	0.70	34.04	13.51	51.74	1.78	5314	Low Volatile Bituminous
			88.80	91.20	2.40	1.65	0.93	38.47	16.16	44.44	1.75	4891	Low Volatile Bituminous
		530	102.20	104.40	2.20	1.63	0.93	35.13	19.72	44.22	1.44	5162	Med- Volatile Bituminous
			105.20	106.60	1.40	1.67	0.84	37.02	17.55	44.59	2.11	5079	Med- Volatile Bituminous
		550	108.20	109.70	1.50	1.67	1.11	34.76	18.17	45.96	1.84	5180	Med- Volatile Bituminous
			111.20	111.60	0.40	1.73	1.09	38.42	15.64	44.86	1.86	4978	Low Volatile Bituminous
			112.20	112.70	0.50	1.65	0.97	36.42	16.28	46.34	0.91	5195	Low Volatile Bituminous
		570	116.75	119.50	2.75	1.68	0.84	38.61	16.05	44.49	0.82	4831	Med- Volatile Bituminous
		750	122.90	126.70	3.80	1.73	0.91	44.34	13.77	40.97	0.88	3695	Low Volatile Bituminous
597000	EG-08-068	530	63.75	65.30	1.55	1.73	1.22	43.48	23.93	31.37	0.98	4195	High Volatile A Bituminous
		550*	65.93	68.50	2.57	1.63	1.59	36.76	18.04	43.61	1.19	5067	Med- Volatile Bituminous
		570	71.05	73.00	1.95	n/a	1.66	49.21	15.49	33.64	0.95	3886	Med- Volatile Bituminous
		750	80.60	81.40	0.80	n/a	1.35	44.22	15.59	38.84	0.62	4369	Med- Volatile Bituminous
596900	EG-08-085	310	15.60	16.35	0.75	1.76	0.50	43.40	8.76	47.34	1.14	4633	Semi-Anthracite
		330	21.00	22.10	1.10	1.67	0.47	36.04	12.75	50.73	1.44	5309	Low Volatile Bituminous
		350	23.60	26.30	2.70	1.68	0.68	39.29	13.75	46.28	2.08	4918	Low Volatile Bituminous
		510	44.50	46.00	1.50	1.62	0.72	35.46	18.54	45.28	0.97	5300	Med- Volatile Bituminous
			46.90	48.00	1.10	1.58	0.78	28.67	21.23	49.31	1.15	5723	Med- Volatile Bituminous
		530	48.30	49.40	1.10	1.68	0.92	37.09	19.28	42.71	1.31	4961	Med- Volatile Bituminous
		550	51.00	52.50	1.50	1.61	0.97	32.35	20.32	46.36	1.14	5402	Med- Volatile Bituminous
		570	55.20	57.50	2.30	1.60	1.10	35.47	19.09	44.35	1.24	5151	Med- Volatile Bituminous
		570	57.90	59.40	1.50	1.68	1.25	39.61	17.08	42.06	1.26	4749	Med- Volatile Bituminous
		750	63.00	65.00	2.00	1.68	1.05	41.87	16.92	40.17	0.80	4628	Med- Volatile Bituminous
		750	65.30	66.00	0.70	1.64	0.92	39.64	17.46	41.98	0.67	4866	Med- Volatile Bituminous
	EG-08-087	310	29.40	30.00	0.60	1.79	0.37	46.54	6.61	46.48	1.49	4465	Anthracite
		330	33.70	34.00	0.30	1.78	0.43	47.89	4.78	46.90	3.30	4044	Meta-Anthracite
		330	34.90	35.20	0.30	1.78	0.45	44.16	9.37	46.02	2.94	4585	Semi-Anthracite
		350	39.40	40.40	1.00	1.69	0.62	44.56	13.59	41.23	1.49	4597	Low Volatile Bituminous
		510	65.90	67.15	1.25	1.71	0.68	42.98	13.40	42.95	1.40	4640	Low Volatile Bituminous
			68.00	68.90	0.90	1.63	0.77	38.83	15.51	44.89	1.48	5039	Low Volatile Bituminous
		530	70.70	73.00	2.30	1.62	0.85	34.41	19.08	45.29	1.32	5158	Med- Volatile Bituminous
		550	74.90	76.35	1.45	1.54	1.70	27.69	20.45	50.17	1.06	5788	Med- Volatile Bituminous
		570	80.30	84.90	4.60	1.61	2.20	34.40	18.61	44.79	1.25	5208	Med- Volatile Bituminous
		750	88.40	92.90	4.50	1.71	2.19	43.79	15.91	38.10	0.84	4358	Med- Volatile Bituminous

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 9.2.2 Nomkhon Bohr Coal Seams – Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
596780	EG-08-077	330	46.00	46.80	0.80	1.59	1.28	41.25	5.90	51.57	0.84	4653	Anthracite
		350	47.30	48.00	0.70	1.76	1.23	40.51	5.92	52.34	1.19	4748	Anthracite
		530	48.95	49.30	0.35	1.66	1.92	48.28	6.92	42.88	1.73	3956	Anthracite
		550	51.00	52.70	1.70	1.66	1.42	35.23	11.49	51.86	1.63	5072	Semi-Anthracite
		570	56.15	57.50	1.35	1.80	1.51	45.22	14.38	38.89	0.94	4211	Low Volatile Bituminous
		750	58.00	58.65	0.65	1.68	1.42	38.95	15.92	43.71	1.07	4838	Med- Volatile Bituminous
			51.00	52.70	1.70	1.47	1.42	35.24	11.49	51.85	1.63	5071	Semi-Anthracite
			58.00	58.65	0.65	1.68	1.41	38.92	15.94	43.73	1.07	4840	Med- Volatile Bituminous
596500	EG-09-122	130	41.90	42.30	0.40	1.95	2.24	46.29	4.17	47.30	0.43	4721	Meta-Anthracite
		150	46.80	47.80	1.00	1.86	2.20	43.71	3.67	50.42	0.49	4466	Meta-Anthracite
		330	71.70	73.80	2.10	1.65	1.17	43.54	14.34	40.95	0.73	4961	Low Volatile Bituminous
			75.30	75.80	0.50	1.52	0.89	26.76	13.56	58.78	0.95	7569	Low Volatile Bituminous
		350	77.10	77.90	0.80	1.73	1.20	41.15	10.07	47.58	0.62	4788	Semi-Anthracite
		550	81.10	82.10	1.00	1.80	1.06	42.56	6.10	50.28	1.57	5627	Anthracite
		750	90.30	91.40	1.10	1.70	1.42	45.46	9.61	43.51	0.72	4802	Semi-Anthracite
		950	93.90	95.30	1.40	1.64	1.49	44.92	12.27	41.31	0.83	4615	Low Volatile Bituminous
			101.20	102.30	1.10	1.50	1.23	32.77	21.01	44.99	1.84	5846	Med- Volatile Bituminous
			105.30	106.40	1.10	1.55	1.68	45.11	16.41	36.80	0.53	5209	Med- Volatile Bituminous
			106.90	107.30	0.40	1.41	1.03	31.97	23.33	43.68	0.80	7015	High Volatile A Bituminous
			108.80	109.70	0.90	1.57	5.05	39.66	10.21	45.09	0.56	5297	Semi-Anthracite
			111.80	113.17	1.37	1.57	1.15	40.90	9.70	48.25	0.85	4567	Semi-Anthracite

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 9.2.2 Nomkhon Bohr Coal Seams – Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
596450	EG-09-118	130	37.20	41.20	4.00	1.61	1.07	33.81	13.35	51.77	0.98	5470	Low Volatile Bituminous
		150	46.20	46.50	0.30	1.44	10.89	33.43	7.62	48.05	0.73	4921	Semi-Anthracite
			53.10	54.30	1.20	1.59	1.79	41.55	19.88	36.77	0.94	4503	Med- Volatile Bituminous
			55.60	56.50	0.90	1.50	1.96	38.34	22.60	37.09	0.78	4715	High Volatile A Bituminous
		330	58.90	59.70	0.80	1.65	1.52	40.53	15.37	42.59	1.32	4133	Low Volatile Bituminous
		350	60.70	63.00	2.30	1.52	1.67	40.98	19.44	37.91	1.18	4526	Med- Volatile Bituminous
		550	65.40	77.30	11.90	1.65	1.69	47.53	18.21	32.56	0.95	3954	Med- Volatile Bituminous
		750	89.20	93.10	3.90	1.66	1.19	44.14	14.46	40.21	2.01	4401	Low Volatile Bituminous
	EG-09-119	150	79.30	79.80	0.50	1.87	2.39	45.95	1.92	49.75	0.87	3758	Meta-Anthracite
		350	90.50	91.50	1.00	2.05	2.08	43.05	2.56	52.31	0.29	3887	Meta-Anthracite
		550	104.10	104.70	0.60	1.54	1.33	33.54	18.91	46.22	1.44	5541	Med- Volatile Bituminous
		750	117.30	118.40	1.10	1.54	1.26	44.28	18.80	35.66	1.75	4482	Med- Volatile Bituminous
596350	EG-09-120	130	39.10	40.10	1.00	1.69	0.91	42.06	9.17	47.86	1.05	4859	Semi-Anthracite
		150	44.60	46.10	1.50	1.65	1.15	38.29	4.24	56.33	1.48	4983	Meta-Anthracite
		330	68.28	68.90	0.62	1.81	1.12	38.47	4.68	55.73	1.29	4949	Meta-Anthracite
		350	69.65	72.80	3.15	1.72	1.11	38.97	5.16	54.76	1.02	4646	Anthracite
		550	84.30	84.80	0.50	1.67	1.32	41.21	7.03	50.44	1.00	4734	Anthracite
	EG-09-121	130	61.20	62.20	1.00	2.04	2.14	46.70	1.09	60.80	0.66	3768	Meta-Anthracite
		150	85.90	87.40	1.50	2.19	2.55	48.36	3.56	45.53	0.13	3029	Meta-Anthracite
			94.00	94.45	0.45	1.72	0.93	33.76	11.46	53.85	1.54	5418	Semi-Anthracite
			95.30	97.80	2.50	1.71	1.25	44.25	10.36	44.14	1.30	5328	Semi-Anthracite
			98.30	100.00	1.70	1.80	1.45	49.30	10.12	39.13	1.14	4018	Semi-Anthracite
		330	102.30	104.20	1.90	1.74	1.09	41.21	12.03	45.66	2.84	4496	Low Volatile Bituminous
			105.20	105.70	0.50	1.52	2.58	35.25	20.56	41.62	0.85	6080	Med- Volatile Bituminous
		350	119.50	122.00	2.50	1.84	2.14	43.74	19.28	34.85	1.64	5272	Med- Volatile Bituminous
		550	142.20	144.10	1.90	1.68	1.55	35.81	5.81	56.82	1.11	5799	Anthracite

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.1 shows Seams projected to surface along the Nomkhon Bohr target.  Seam Series 100 is the first series to be encountered in beneath the hangingwall diorite.  Based on hole EG-09-121, the contact between the diorite and Seam 130 is intrusive.  It appears that the diorite is cutting across stratigraphy at a very shallow angle, such that this Seam Series is confined to the western half of Nomkhon Bohr.  This suggests that the diorite was intruded into the sedimentary sequence prior to or during the initial phases of deformation of the Nomkhon Bohr basin.  Seam Series 300, 500 and 700 are the most predictable along strike, with Seam Series 500 being the best developed.  However, no petrography for maceral types and percentages, nor trace element geochemistry, has been done on any of the Nomkhon Bohr coals, to determine if correlations can be made on maceral content or geochemistry.  Seam Series 900 has been recognized only on Section 597200E, which is the thickest portion of the Nomkhon Bohr carbonaceous stratigraphy.

Level plans, generated every 50 m from Level 1350 (metres) to Level 1250 are shown in Figure 9.2.2 to Figure 9.2.6.  A long section showing Nomkhon Bohr coal seams projected to the Togoot Licence boundary is in Figure 9.2.7.  Both plans and section show that the lower contact of the diorite closely mimics the trend of the coal seams, an added indication that the diorite pre-dated deformation.  The long section also shows the effect of steep faulting along the target.  The western end is truncated by a north-northeast-trending fault.  A similar fault is likely present immediately west of Section 596500E, and a third may be present between Section 596900E and 597000E, where drill hole EG-08-078 may be indicating a fault repeat of the Nomkhon Bohr stratigraphy.

9.2.1.2	Coking Flats

The Coking Flats target was tested with 9 R-C holes totalling 1451 m and 7 core holes totalling 1634.75 m in 2009.

Coking Flats coals are similar to those of Nomkhon Bohr with respect to ash content.  However, Nomkhon Bohr coal is higher with respect to calorific value (Figure 9.2.8).  This is believed to reflect thermal upgrading of coal rank by the diorite intrusion in the hangingwall of Nomkhon Bohr.   Coking Flats coal intercepts have higher inherent moisture, and using Parr Formula ranking, are ranked as High Volatile C Bituminous.  In 2009, samples were taken for coal analyses only in EG-RC-09-107, which encountered carbonaceous mudstones with coal partings several centimetres thick.  Ash contents for samples of the mudstones ranged from 66.51% to 92.66%.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.1
Nomkhon Bohr Coal Seams Projected to Surface

Coal Bearing Stratigraphy
DIO
Pbcgl-2
Pblmst
Pbmixed
12b
12d
12e
LEGEND
DDH Collars
RC Collars
Entrée Gold Inc.
Projected to Surface
Lookout Hill Property

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.2
Nomkhon Bohr Coal Seams – 1350 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
Diorite
Property Boundary
330
350
550
530
750
570
150
130
Nomkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.3
Nomkhon Bohr Coal Seams – 1325 Level Plan

4,791,400
4,791,200
4,791,000
4,790,800
596,400
596,600
596,800
597,000
597,200
597,400
Diorite
Property Boundary
150
330
350
550
530
750
570
Nomkhon Bohr Coal Seams
Entrée Gold Inc.
Lookout Hill Property
Omnogovi Aimag, Mongolia

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.4
Nomkhon Bohr Coal Seams – 1300 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
Diorite
N
Property Boundary
330
350
550
530
750
570
Nomkhon Bohr Coal Seams
Entrée Gold Inc.
Lookout Hill Property
Omnogovi Aimag, Mongolia

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.5
Nomkhon Bohr Coal Seams – 1275 Level Plan

4,791,400
4,791,200
4,791,000
4,790,800
596,400
596,600
596,800
597,000
597,200
597,400
Diorite
Property Boundary
330
350
150
750
550
530
570
Nomkhon Bohr Coal Seams
Entrée Gold Inc.
Lookout Hill Property
Dornogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.6
Nomkhon Bohr Coal Seams – 1250 Level Plan

4,791,400
4,791,200
4,791,000
4,790,800
Diorite
Property Boundary
350
330
750
550
530
570
150
N
Entrée Gold Inc.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.7
Coal Seams Projected to Property Boundary

Property Boundary
1,400m
1,400m
Diorite
Diorite
330
350
530
330
350
750
550
570
750
550
1,200m
1,200m
596,600
596,800
597,000
597,200
Entrée Gold Inc.
Projected to Property Boundary
Looking North
Lookout Hill Property

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 9.2.8
Calorific Value vs Ash Content – Nomkhon Bohr and Coking Flats 2008 Intercepts

9.2.2	Precious Metals Mineralization

9.2.2.1	Ukhaa Tolgod Target

Two core holes were drilled to test the downdip extension of gold and silver mineralization located by trenching in 2008.  The first hole averaged 148 ppb Au and 17.5 ppm Ag over 4.0 m at 9.0 to 13.0 m, downdip of the mineralization exposed by trenching.  The second hole did not return any significant gold or silver results.

9.2.2.2	Morinii Takh Target

The target was tested with four R-C holes, all of which intersected pyrite-bearing dacitic to rhyolitic volcanics.  No significant results were returned for either Au or Ag.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

10.	EXPLORATION

Exploration on the Lookout Hill Property from 2002 through 2008 is summarized in previous reports (Reid et al., 2003; Reid et al., 2004; Cann, 2004; Panteleyev, 2004a; Panteleyev, 2004b; Panteleyev, 2005; Cherrywell, 2005; Juras, 2005; Forster, 2006; Forster and Crane, 2007, Cinits and Parker, 2007; Forster, et al, 2008, Vann et al, 2008).  Geophysical methods and diamond drilling have been the most important exploration tools.  Details of the 2009 program are covered below.  Additional detail on drilling results is given in Section 11.

10.1	JOINT VENTURE PROPERTY

Exploration work in 2009 comprised geophysical surveying using the proprietary Zeus deep-penetrating IP system over Hugo North Extension and over Heruga (Figure 10.1.1)  Two diamond drill holes have been drilled to test the South Heruga IP anomaly. Results for these holes are pending. The Zeus geophysical survey started at Oyu Tolgoi, Hugo North Extension and Heruga started on June 19th, 2009 and terminated on Nov 11th, 2009; A second Zeus survey commenced around the Hugo North Extnesion and north of that in April 2010.

The Zeus system is a very powerful, high technology Induced Polarization / Resistivity survey and instrumentation platform that allows explorationist's unprecedented high resolution images of the geology and mineralization to depths in excess of three kilometers below the surface.  The Zeus system is based on the unique use of multiple signal measuring systems with high resolution electrode configurations to maximize data acquisition and powerful transmitting instrumentation matched perfectly with electrode arrays capable of delivering and focusing the power of Zeus.  A plan view and select cross sections are presented in Figure 10.1.1 to Figure 10.1.4.

10.1.1	Hugo North Extension – Shivee Tolgoi ML

10.1.2	Heruga – Javhlant ML

Fourteen diamond drill holes totalling 22 190.8 m were completed on the Heruga Deposit in 2008 to better delineate the deposit.  Drilling details are given in Section 11 below.

Exploration work in 2009 and early 2010 comprised geophysical surveying using the proprietary Zeus deep-penetrating IP system, and two diamond drill holes to test the South Heruga IP anomaly.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.1.1
Joint Venture Property: ZEUS Induced Polarization Survey

N
SHIVEE TOLGOI (Entree-Ivanhoe JV Area)
Hugo North Extension Deposit
Hugo North
FS
SHAFT 2
SHAFT 1
WH
MS
Hugo South
Central Oyu
GO
Southwest Oyu
South Oyu
SHIVEE TOLGOI (100% Entree)
JAVHLANT (Entree-Ivanhoe JV Area)
OYU TOLGOI (Ivanhoe)
Heruga Deposit
ZEUS IP PLAN VIEW
Hugo North Extension and Heruga Deposits
Oyu Tolgoi Mineralization Trend
Approximately 1500m Depth Below Surface
0
3 km
Scale
Adapted from: http://www.ivanhoemines.com/i/pdf/Zeus_at_Oyu_Tolgoi.pdf

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.1.2
Section 4768400 – Zeus Chargeability – Hugo North Extension Deposit

Entrée Gold Inc.
Section 4768400 - Zeus Chargeability
Hugo North Extension Deposit
Entrée-Ivanhoe JV Property
Shivee Tolgoi Licence (15226A)
Omnogovi Aimag, Mongolia

HOLE	INTERCEPT (m)	INTERVAL (m)	Cu (%)	Au (g/t)	CuEq* (%)
EGD002	collared too far east				
EGD002A	collared too far east				
EGD008	1388 - 1712	324	2.45	1.23	3.25
EGD008A	1152 - 1365.3	210.25	0.55	0.02	0.56
EGD008B	1301 - 1383.9	80.9	0.70	0.17	0.81
EGD019	1126 - 1164	38	0.53	0.05	0.56
EGD085	1168 - 1238	70	0.75	0.03	0.77
EGD081B	1724 - 1772	48	0.45	0.02	0.46

* Copper Equivalent = %Cu + (Au(g/t) x (11.25/17.64) using US$0.80/lb for copper and US$350/oz for gold

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.1.3
Section 4758400 – Zeus Chargeability, Heruga Deposit

Entrée Gold Inc.
Section 4758400 - Zeus Chargeability
Heruga Deposit
Entrée-Ivanhoe JV Property
Javhlant Licence (15225A)
Omnogovi Aimag, Mongolia

HOLE	INTERCEPT (m)	INTERVAL (m)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq* (%)
EJD0010	no significant results					
EJD0014	636 - 934	298	0.29	0.62	229	1.00
EJD0021	1000 - 1294	294	0.68	0.36	41	0.83
	1534 - 1670	136	1.00	0.57	69	1.26
EJD0024	1252 - 1614	362	1.59	0.41	40	1.45
EJD0029	1278 - 1334	56	0.52	0.34	156	0.75
	1472 - 1698	226	0.64	0.88	72	1.24
EJD0029A	1016 - 1450	434	0.37	0.40	121	0.69
	1582 - 1770	188	0.40	0.47	47	0.72

* Copper Equivalent calculated as for Table 1.3.1

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.1.4
Section 4758100 – Zeus Chargeability, Heruga Deposit

Entrée Gold Inc.
Section 4758100 - Zeus Chargeability
Heruga Deposit
Entrée-Ivanhoe JV Property
Javhlant Licence (15225A)
Omnogovi Aimag, Mongolia

HOLE	INTERCEPT (m)	INTERVAL (m)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq* (%)
EJD0012	no significant results					
EJD0013	790 - 1244	454	1.43	0.50	178	1.56
includes	994-1158	164	2.92	0.64	199	2.67
EJD0013A	634 - 800	166	0.23	0.40	153	0.68
	800 - 1094	294	0.55	0.52	183	1.03
EJD0013B	716 - 790	74	0.28	0.70	281	1.12
	966 - 1254	288	0.89	0.43	120	1.10
EJD0023	1110 - 1216	106	0.97	0.35	0.22	0.98
	1302 - 1328	26	1.32	0.24	28	1.48
	1500 - 1550	50	0.45	0.23	16	0.53
EJD0026	1066 - 1168	102	0.13	0.40	301	0.74
	1484 - 1784	300	0.20	0.22	102	0.44
EJD0033	1004 - 1214	210	0.37	0.32	108	0.64

* Copper Equivalent calculated as for Table 1.3.1

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

10.2	LOOKOUT HILL WEST

10.2.1	Introduction

Exploration in 2009 evaluated both precious metals and coal target types that had been discovered or partially evaluated prior to 2009.  Drilling protocols were dictated by the type of target under evaluation.

Two targets were explored for precious metals in 2009:

•
Ukhaa Tolgod was selected for core drilling, to follow up on gold and silver mineralization exposed by trenching in 2008.  A second goal was to test for a zone of disseminated mineralization in the footwall south of the trenches, interpreted from a broad Au and Ag anomaly detected by MMI soil sampling.

•
The Morinii Takh target was recognized in 2009, during preliminary mapping of the Central Cretaceous Basin.  It comprises several strongly silicified outcrops at the apex of a horseshoe-shaped magnetic anomaly outlined by an airborne magnetics survey done in 2007.  R-C drilling was selected to rapidly evaluate its precious metals potential.

•	Five targets were explored for coal in 2009:

•
Nomkhon Bohr underwent continued drilling, using both core and reverse-circulation drill rigs, to determine the characteristics and extents of the coal deposit, and to establish piezometers for a hydrogeological survey in anticipation of an application to apply for a mining licence.  One existing core hole that had bottomed in diorite was deepened to explore for the Permian carbonaceous stratigraphy beneath the diorite.

•
The Coking Flats target also underwent continued drilling in 2009 to look for additional coal seams underneath the Cretaceous cover rocks.  Four of the 2009 core holes deepened R-C holes drilled in 2008 and 2009 that had bottomed in the Cretaceous stratigraphy.

•	The Khar Suul target was drilled to look for coal seams in its carbonaceous sedimentary sequence.

•	Toogie West was drilled with R-C holes drilled to look for coal seams in its carbonaceous sedimentary sequence.

•	The Central Cretaceous Basin was tested with R-C holes to look for Permian carbonaceous stratigraphy beneath Cretaceous cover rocks.

10.2.2	Core Drilling

A total of 3599.25 m of core drilling (1068 m predrilled with R-C, 2531.25 m of core recovered) in 24 holes was completed on the Togoot MEL in 2009 (Table 11.4.1, Figure 10.2.1 and Figure 10.2.2.  Drilling was done in two phases: March 11 - May 12, 2009; and August 17 – September 4, 2009.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

10.2.3	Reverse-Circulation Drilling

A total of 8034 m of reverse-circulation (“R-C”) drilling in 56 holes was completed on the Togoot MEL in 2009 (Table 11.4.2, Figure 10.2.1 and Figure 10.2.2).

The R-C drilling had a number of objectives:

•	To fill in the drilling pattern to minimum 100 m centres on the Nomkhon Bohr target, in particular on the western half of the target where core drilling in 2008 had not been able to penetrate.

•	To install piezometers for hydrogeological study of Nomkhon Bohr.

•	To explore for coal underneath the Cretaceous sedimentary rocks in the northwestern corner of the Togoot MEL (Toogie West target).

•	To explore for coal underneath the Cretaceous conglomerates of the Central Cretaceous Basin.

•	To prospect the Coking Flats area for coal stratigraphy underneath Cretaceous sedimentary rocks.

•	To evaluate the precious metals potential of the Morinii Takh magnetic anomaly and associated silicification.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.2.1
Togoot MEL

587,500
590,000
592,500
595,000
597,500
4,790,000
4,787,500
4,785,000
Toogie West
(coal 2008-2009)
Khar Suul
(coal 2008)
Nomkhon Bohr
(coal 2008-2009)
EG-09-111
Coking Flats
(coal 2008-2009)
Ukhaa Tolgod
(gold-silver 2009)
LEGEND
DDH Collars
RC Collars
Shivee Tolgoi Property
Entrée Gold Inc.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.2.2
Drill Hole Locations and Targets – Southwest Togoot Licence

RING DYKE
CENTRAL CRETACEOUS BASIN
MORINII TAKH
BAYAN-OVOO
EG-07-061
EG-05-037A
EG-07-054
EG-07-060
EG-05-037
EG-RC-06-005
EG-RC-06-003
EG-RC-06-002
EG-RC-06-004
EG-07-059
EG-RC-06-001
EG-RC-09-084
EG-RC-09-087
EG-RC-09-083
EG-RC-09-089
EG-RC-09-088
EG-RC-09-082
EG-RC-09-090
EG-RC-09-086
EG-RC-09-081
EG-05-030
EG-05-036
EG-05-024
EG-RC-09-085
EG-05-033
EG-05-030A
EG-05-027
EG-05-028
EG-05-026
EG-05-035
LEGEND
DDH Collar
RC Collar
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations and Targets
Lookout Hill Property

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

10.3	PRECIOUS METALS TARGETS EXPLORATION

10.3.1	Ukhaa Tolgod Target

The Ukhaa Tolgod area is underlain by a thick sequence of porphyritic andesitic flows intruded by east-northeast-trending rhyolitic dykes, probably of Carboniferous age (Figure 10.3.1).  In general, the rhyolitic intrusions are not hydrothermally brecciated or altered beyond minor illite/sericite in small zones of fractured rock.  There is a general absence of sulphide minerals and iron oxides.

Two core holes (EG-09-108, EG-09-109) were drilled to test the downdip extension of gold and silver mineralization located by trenching in 2008, and to test a zone of footwall mineralization suggested by MMI soil sampling (Foster, 2008).

Altogether, 144 samples were collected and submitted to SGS Laboratories in Ulaanbaatar for Au and Ag analyses.  EG-09-109 returned anomalous gold and silver results averaging 148 ppb Au and 17.5 ppm Ag over 4.0 m at 9.0 to 13.0 m, which is the downdip extension of the mineralization exposed by the 2008 trenching.  No significant results were returned from the footwall rocks.  EG-09-110 was sampled continuously from 1.0 m to 143.25 m (71 samples), and did not return any significant gold or silver results.

10.3.2	Morinii Takh Target

The target was tested with four R-C holes, planned to test the immediate area of the silicified outcrops, to test the strongest portion of the magnetic anomaly, and to test the magnetic low in the centre of the horseshoe.

Pyrite-bearing dacitic to rhyolitic volcanics were intersected in all holes.  A total of 353 samples was submitted for Au and Ag analyses for the 4 drill holes, representing 63% of the total drilled lengths below Cretaceous overburden.  No significant results were returned for either Au or Ag.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 10.3.1
Geology of the Ukhaa Tolgod Target

597,000
597,200
597,400
597,600
597,800
4,785,600
4,785,400
4,785,200
4,785,000
EG-09-110
EG-09-109
Enlarged Area
Entrée Gold Inc.
Geology of the
Ukhaa Tolgod Target
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

10.4	COAL TARGETS EXPLORATION

Five targets were tested in 2009, with most of the work carried out on the Nomkhon Bohr target.

10.4.1	Nomkhon Bohr Target

During 2009, the Nomkhon Bohr target was drilled with 9 R-C holes totalling 1151 m and 7 core holes.  Drilling was planned to determine the characteristics and extents of the coal deposit by:

•	Establishing on-strike and down hole continuity of the coal-bearing stratigraphy

•	Determining if multiple seams existed and their correlations from hole-to-hole on section and along strike

•	Determining whether or not seams were thickened or thinned by folding or faulting

•	Investigating hydrogeological conditions

•	Obtaining sufficient drilling information on closely-spaced centres to determine whether a quantifiable resource existed.

This work was complemented by down hole geophysical surveys by Geosan LLC of Ulaanbaatar.  In addition, detailed geological mapping was carried out by Entrée personnel during the drilling programme:

•	To extend exploration beyond the confines of the Nomkhon Bohr target

•	To determine if the host geology was fault- or fold-repeated on the Togoot MEL

•	To determine if bedrock geology hosting other targets had similarities to Nomkhon Bohr.

Drilling was carried out on 50 m or 100 m sections.  Holes were usually stopped at least 20 m beyond the last intercept of carbonaceous mudstone in coarse footwall sandstones.  Although the “bimodal” conglomerate was not identified in core, the footwall sandstones have some similarities to coarse sandstones outcropping south of Nomkhon Bohr.

10.4.2	Coking Flats Target

The Coking Flats target was tested with 9 R-C holes totalling 1451 m and 7 core holes totalling 1634.75 m in 2009.  Four of the core holes deepened existing R-C holes - total for recovered core was 968.74 m.

Samples were taken for coal analyses only in EG-RC-09-107, which encountered carbonaceous mudstones with coal partings.  Ash contents ranged from 66.51% to 92.66%.

Thirtyseven samples of carbonaceous mudstone and bone coal were taken from holes EG-09-131 and EG-09-132, and submitted to ACTLABS for coal analyses.  Ash content ranged from 57.45% to 92.95%.

Holes EG-09-129 and EG-09-130 intersected Cretaceous conglomerates and sandstones to the end of the holes.  Within the conglomerates are at least two intervals of carbonaceous mudstone clast-bearing

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

conglomerate.  The latter hole also intersected a number of millimetric coal partings in a sandstone at 181 to 184 m.  The mudstone clasts may be indicating that a basement source of Permian carbonaceous mudstones may be present beneath or adjacent to the Cretaceous stratigraphy.  The coal partings however suggest that at least a minor amount of coalification of interbedded organic matter occurred following deposition of the Cretaceous sediments.

10.4.3	Khar Suul Target

Six R-C holes totalling 849 m were drilled on the Khar Suul target.  Carbonaceous mudstones were encountered in five holes, but no coal.  Hole EG-RC-09-108 encountered intermediate to felsic volcanics, possibly volcaniclastics, of uncertain age.  No samples were taken for coal analyses.

10.4.4	Toogie West Target

Nine R-C holes totalling 1226 m tested the Toogie West target in 2009.  The first hole was abandoned in Cretaceous clays; otherwise, all holes encountered Permian stratigraphy beneath the Cretaceous cover.

Fortyeight samples from EG-RC-09-055 and EG-RC-09-059 were submitted to ACTLABS for coal analyses; ash contents range from 88.05% to 97.99%.

10.4.5	Central Cretaceous Basin Target

Six R-C holes totalling 900 m were drilled in 2009 to look for Permian stratigraphy beneath the Cretaceous cover between the Bayan-ovoo and Ring Dyke targets.

Only Carboniferous volcanic rocks and diorite were encountered beneath the Cretaceous cover.  The volcanics are unaltered to weakly altered.  A total of 280 samples were taken for Au and Ag analyses; no significant results were returned.

10.4.6	DOWN HOLE SURVEYING

Geosan LLC was the contractor for down hole geophysical surveying.  Three probes incorporating four types of sondes (manufactured by Mount Sopris Instrument Co., Inc.) were used: gamma and gamma-gamma (density) combined probe for in-the rod and open hole surveying; a polyelectrical probe measuring resistivity, single point resistance and self potential for open water-filled holes; and a caliper for open holes.

The gamma ray sonde detects natural gamma radiation emanating from the subsurface rocks.  The logs provide a clear indication of variations in lithology and also accurately define bed thickness.  Shaly bands can be identified because clay content results in a high gamma count.  The gamma ray log is also used for identification of coal, as coal typically exhibits a low count rate.

The unusually low density of coal means that it may be identified readily by the gamma-gamma (density) sonde.  The actual value of the density is an indication of the ash content.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The polyelectrical sonde requires a fluid-filled hole.  It measures: self potential (SP) generated by electrochemical differences between differing rock types, water and drilling fluids; single point resistance; and 8-, 16-, 32-, and 64 inch (0.2-, 0.4-, 0.8-, 1.6 m) normal resistivity.

PR (point resistance) measurements are used to ascertain depths and thicknesses of strata.  These measurements will often clearly define the strata boundaries.  In coal work, electrical resistivity logs indicate the presence of coal (high resistance) and can be a good tool for picking parting contacts.  Anomalous readings of the resistivity can also indicate that the seam has been coked by an igneous intrusion, or has been affected by oxidation.

The caliper sonde is an electromechanical unit that, by use of a spring-loaded arm, gives a measurement of borehole diameter.  This shows the change between competent units and softer more readily eroded units.  The caliper log is usually run in conjunction with the density log and is used to map caved zones; caving can give rise to spurious readings from the density tool.

Relogging of core and R-C holes was done on receipt of the down hole survey results, to compare the geophysical results to analytical results.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

11.	DRILLING

11.1	GENERAL

Approximately 220 000 m of drilling has been completed on the Lookout Hill Property from 2004 to May 31, 2010 (Table 11.2.1) by Ivanhoe and by Entrée.  Drilling has been predominantly core and on the Joint Venture Property (eastern Shivee Tolgoi and Javhlant MLs) by project operator Ivanhoe Mines.  The majority of the diamond drilling has been exploration related and includes 97 holes totalling 70 500 m on the Hugo North Extension deposit and 40 holes totalling 53 000 m on the Heruga deposit.

All drilling completed on the Joint Venture Property has been by operated by Ivanhoe, except for six early-stage core holes drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed.  Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension and Heruga Deposits.  A small percentage of the drilling (two holes totalling 736 m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

Since 2002, Entrée has completed 139 diamond drill holes totalling 42 893 m and 108 RC holes totalling 16 187 m.  Drilling in 2009 was mainly focused on coal exploration in the northwest corner of the Togoot MEL. No additional drilling has been completed on Lookout Hill West to May 31, 2010.

11.2	JOINT VENTURE PROPERTY – SHIVEE TOLGOI ML

11.2.1	Introduction

Ivanhoe has completed 3 years drilling on the Joint Venture Property with most drilling focused on the Ulaan Khud (Airport North) and Hugo North Extension zones on the Shivee Tolgoi ML and on the Heruga deposit on the Javhlant ML.  In addition, Ivanhoe has completed a significant amount of condemnation and water exploration drilling (RC and core) in the vicinity of the Hugo North Extension (66 holes totalling 4311 m).  These holes have been to assist in the determination of suitable sites for proposed tailings and other infrastructure purposes and to find water sources for the proposed mining operation at the adjacent Oyu Tolgoi project.  The condemnation and water holes are not considered in detail in this report.  Ivanhoe has also drilled early-stage exploration holes at the Ulaan Khud prospect (core and RC).

Drill holes on the Joint Venture Property are identified in the Property database with either the prefix “EG”, for holes located on the Shivee Tolgoi ML, or by “EJ”, for holes located on the Javhlant ML.  The prefix is followed by “D” for diamond drill holes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails.  Geotechnical, water and condemnation drill holes do not receive a special prefix, and are identified by the drilling method.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.2.1 Lookout Hill Property – Drilling Summary
Deposit/Prospect	DDH Holes	Length of DDH (m)	RC Holes	Length RC Holes (m)	RC/DDH Holes(4)	Length RC/DDH (m)	All Holes(1)	Total Length (m) (1)
Lookout Hill West Property
Zone I	17	8,175	6	914	-	-	23	9,089
Zone II	2	419	-	-	-	-	2	419
Zone III	10	4,293	5	761	-	-	15	5,054
Ring Dyke	3	3,730	7	1,615	-	-	10	5,345
Bayan-Ovoo	9	5,337	-	-	-	-	9	5,337
West Grid	11	8,614	-	-	-	-	11	8,614
BZMo	2	245	-	-	-	-	2	245
Khoyor Mod	5	2,831	-	-	-	-	5	2,831
Manakhad	3	1,391	-	-	-	-	3	1,391
Altan Khulan	3	767	-	-	-	-	3	767
Tom Bogd	1	592	-	-	-	-	1	592
Coking Flats	15	2,660	36	5,425	-	-	51	8,085
Khar Suul	8	1,476	6	849	-	-	14	2,325
Nomkhon Bohr	38	3,997	29	3,885	-	-	67	7,882
Toogie West	1	143	9	1,226	-	-	10	1,369
Ukhaa Tolgod	2	302	-	-	-	-	2	302
45 Moly	3	694	-	-	-	-	3	694
Central Cretaceous Basin	-	-	6	900	-	-	6	900
Morinii Takh Mag	-	-	4	562	-	-	4	562
Total (Lookout Hill West Property)	133	45,666	108	16,137	-	-	241	61,803

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.2.1 Lookout Hill Property – Drilling Summary
Deposit/Prospect	DDH Holes	Length of DDH (m)	RC Holes	Length RC Holes (m)	RC/DDH Holes(4)	Length RC/DDH (m)	All Holes(1)	Total Length (m) (1)
Joint Venture Property
Hugo North Extension(2)	97	70,500	-	-	2	736	165	75,547
Condemnation/Water	-	-	66	4,311	-	-	66	4,311
Ulaan Khud	36	17,401	28	2,500	-	-	28	19,901
X-Grid (Oortsog)(3)	6	573	-	-	-	-	6	573
Heruga	40	53,403	-	-	-	-	40	53,403
Castle Rock	2	2,098	-	-	-	-	2	2,098
SW Mag Anomaly	1	409	-	-	-	-	1	409
South Heruga IP	2	2,958					2	2,958
Total (Joint Venture Property)	184	147,341	94	6,811	2	736	310	159,199
Grand Total	317	193,007	202	22,948	2	736	551	221,002

Notes:
•	(1) Includes all holes drilled to 31 May 2010.
•	(2) A portion of these holes were collared in the Shivee Tolgoi JV Property and drilled into the Oyu Tolgoi Property.
•	(3) These holes were drilled by Entrée prior to the Earn-in/JV Agreement being signed.
•	(4) RC holes with diamond drill hole tails.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Exploration diamond drilling is contracted to Major Pontil Pty Ltd.  (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2000 m.  Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 drills.  The vast majority of core at the Property has either been PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter).  Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone.  A few holes have continued to depths of about 1300 m using PQ diameter equipment.

Core drilling and database procedures have been extensively described in reports by Cinits and Parker (2007) and Peters et al.  (2006).  Additional details on core handling are provided in Sections 12 and 13.

All drilling completed on the Joint Venture Property has been by operated by Ivanhoe, except for six early-stage core holes drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed.  Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension Deposit.  A small percentage of the drilling (two holes totalling 736 m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

The following descriptions are based on work completed at both the Hugo North (on the adjacent Oyu Tolgoi project) and Entrée’s Hugo North Extension Deposits.  Since both are one continuous zone of mineralization, the supporting database was evaluated as a whole and one block model was constructed to estimate the Mineral Resources.  Later, the resources were cut at the Property boundary for reporting purposes; thus discussion of drilling protocols that were in place during the exploration for all of the Hugo North and Hugo North Extension Deposits is warranted.

11.2.2	Hugo North Extension Exploration Diamond Drilling

No new drilling was carried out on the Hugo North Extension Deposit in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

11.2.3	Hugo North Extension Drill Results

No new drill results were received on the Hugo North Extension Deposit in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

11.2.4	Ulaan Khud (Airport North) Diamond Drilling

No new drilling was carried out on the Ulaan Khud trend in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

11.2.5	Geotechnical Drilling

No new geotechnical drilling was completed in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

11.3	JOINT VENTURE PROPERTY – JAVHLANT ML

11.3.1	Introduction

To the end of 2009, over 56 800 m in 44 holes m had been completed on Javhlant (Table 11.3.1 and Figure 11.3.1).  All of the drilling has been by core methods and was completed by Ivanhoe Mines as part of the JV Agreement.  The majority of the drilling has been focused on delineating the Heruga deposit; 40 holes were drilled for a total of 53 403 m.  Elsewhere on Javhlant, 2 holes were drilled in the Castle Rock IP anomaly, one hole was drilled in the SW Magnetic anomaly, and 2 holes in the South Heruga IP anomaly.

Drill holes on the Joint Venture Property are identified in the Property database with “EG” for holes located on the Shivee Tolgoi ML, and “EJ”, for holes located on the Javhlant ML.  The prefix is followed by “D” for diamond drill holes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails.  Geotechnical, water and condemnation drill holes do not receive a special prefix, and are identified by the drilling method.

Exploration diamond drilling is contracted to Major Pontil Pty Ltd.  (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2000 m.  Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 units.  The vast majority of core diameters at the Property have either been PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter).  Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone.  A few holes have continued to depths of about 1300 m using PQ diameter.

Core drilling and database procedures have been extensively described in reports by Vann et al.  (2008), Cinits and Parker (2007) and Peters et al.  (2006).

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.3.1 Javhlant ML Drilling Summary to May 31, 2009
Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)	Length (m)
	Easting	Northing
Heruga
EJD0001	648016.8	4759300	1162.73	270.2	-69.92	1137.8	1137.8
EJD0001A	648016.8	4759300	1162.73	270.2	-69.92	1724.2	794.7
EJD0003	647695.8	4759300	1163.48	270.39	-69.43	1302.8	1302.8
EJD0004	647369.8	4757897	1168.36	270.28	-69.68	922.7	922.7
EJD0005	647398.6	4759298	1164.19	268.35	-69.76	1087.1	1087.1
EJD0006	647265.2	4757891	1165.51	267.95	-60.96	870.9	870.9
EJD0007	647996.7	4758998	1162.13	273.51	-69.76	1325	1325
EJD0008	648299.4	4759297	1164.63	270.1	-68.94	1018.9	1018.9
EJD0008A	648299.4	4759297	1164.63	270.1	-68.94	1817.4	1272.1
EJD0009	647669.2	4757899	1167.5	269.24	-70.52	1163.2	1163.2
EJD0010	647648.5	4758398	1166.04	271.63	-70.04	1258.2	1258.2
EJD0011	647750	4758696	1161.45	272.51	-78.48	1729.1	1729.1
EJD0012	647649	4758099	1166.52	270.11	-70	1130.6	1130.6
EJD0013	647851.6	4758100	1167.13	271.07	-70.22	1353.1	1353.1
EJD0013A	647851.6	4758100	1167.13	271.07	-70.22	1123.3	621.9
EJD0013B	647851.6	4758100	1167.13	271.07	-70.22	1404	802
EJD0014	647848	4758399	1166.39	271.79	-70.53	1629.6	1629.6
EJD0015	647947.4	4758700	1161.28	270.38	-85.37	1417	1417
EJD0015A	647947.4	4758700	1161.28	270.38	-85.37	980.4	980.4
EJD0017	647869.3	4757899	1166.45	272.03	-70.64	577.7	577.7
EJD0017A	647869.3	4757899	1166.45	272.03	-70.64	1558.3	1049.3
EJD0019	647882.7	4757733	1164.77	261.05	-72.9	598.2	598.2
EJD0019A	647882.7	4757733	1164.77	261.05	-72.9	1557.6	991.6
EJD0020	648300.1	4758999	1163.09	272.21	-70.3	1482.2	1482.2
EJD0020A	648300.1	4758999	1163.09	272.21	-70.3	1471.5	877.5
EJD0021	648047.4	4758401	1164.38	271.63	-69.92	1744.5	1744.5
EJD0022	648068.9	4757889	1165.8	269.11	-70.74	1899.9	1899.9
EJD0023	648050	4758098	1164.61	271.45	-69.99	1660.3	1660.3
EJD0024	648252.5	4758399	1163.1	272.95	-70.73	1973.4	1973.4
EJD0025	648000.2	4759498	1163.92	267.35	-70.16	1449.7	1449.7
EJD0026	648452.3	4758100	1159.75	270.54	-69.27	1807.3	1807.3
EJD0027 i	647937.6	4759144	1163.72	270.9	-75.67	1788.3	1788.3
EJD0028 i	648200	4759500	1163	270.12	-69.85	1764.1	1764.1
EJD0029 i	648251.6	4758398	1163.1	272.95	-81.28	1723.5	1723.5
EJD0029A i	648251.6	4758398	1163.1	272.95	-81.28	1775.9	1141.9
EJD0030 i	647484	4757700	1162	271.55	-70.2	1794.6	1794.6
EJD0031 i	648362	4759499	1166	274.45	-70.09	1801	1801

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.3.1 Javhlant ML Drilling Summary to May 31, 2009
Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)	Length (m)
	Easting	Northing
EJD0032 i	647233	4757700	1160	268.94	-70.27	1632.6	1632.6
EJD0033 i	648229	4758094	1154	269.79	-67	1520.3	1520.3
EJD0034 i	648565	4759500	1153	269.83	-65	1905	1905
40 holes						Total	53000
Castle Rock
EJD0016	650600	4757600	1160	270	-60	1151.5	1151.5
EJD0018	649000.8	4756607	1158.86	89.71	-61.2	946.1	946.1
2 holes							2097.6
SW Mag
EJD0002	637502	4759503	1214	90	-60	1151.5	1151.5
1 hole							1151.5
South Heruga IP
EJD0035	642750	4755800		270	-75	228.8	228.8
EJD0035A	642750	4755800		270	-75	1776.6	1547.8
EJD0036	642750	4755800		270	-65	1181.0	1181.0
3 holes							2957.6
Note: Hole EJD0035A is a deepening and continuation of EJD0035

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.3.1
Drill Hole Location on IP, Heruga Deposit

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

11.3.2	Exploration Diamond Drilling at Heruga

Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes.  Drilling has not used triple tube to date.  Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth.

The general treatment and handling of core for Heruga is as described in Section 12.  QG observed all steps in core handling with the exception of marking orientation lines and cutting core (although core saws were examined).  QG make the following observations and recommendations:

•
Ivanhoe maintains consistency of observations from hole to hole and between different loggers by conducting regular internal checks.  QG also recommends Ivanhoe ensure that actual observations are logged with respect to lithology rather than attempting to match a genetic model.

•	The manual logging system in place is potentially more error-prone than digital capture systems and recommends that such systems be investigated by Ivanhoe.

•
Samples should respect lithological, alteration or mineralization boundaries.  Although this will have a negligible implication for future resource estimates, it is considered good practice and will improve the estimation quality.  Duplicate core samples should not be taken at a contact.

•
The core storage at Oyu Tolgoi represents a possible risk to the project.  Given the long possible project life, the ability to locate core for the purposes of either re-logging or re-sampling is emphasized.

All exploration diamond drill holes at Heruga are drilled approximately grid west, generally at about 70 degree inclinations.  However the holes tend to deviate systematically towards north at depth.  The general orientation of drilling is considered to be appropriate, but it is likely some drilling at high angles to the “cross-section” (i.e. to the north or south) will be undertaken in future campaigns to resolve a number of geological uncertainties (for example the disposition of the mineralized quartz monzodiorite).

QG independently checked collar survey in the database versus surveyors’ records and conclude that the data used is sound.

11.3.2.1	Down Hole Surveys at Heruga

Where possible, the core was oriented, initially using BallMark© but more recently using the electronic ACE© core orientation system (a fully electronic system based on accelerometers).  QG consider that both of these devices are appropriate means of orienting core, and note that the frequency of core orientation on this project is appropriate.

11.3.2.2	Recoveries and RQD at Heruga

Core recovery at Heruga is generally very good.  Average recovery at Heruga to date is 97% to 100%, with the relatively rare poorly recovered intervals invariably correlated to shearing and faulting.

Scott Jackson and John Vann examined all the core in hole EJD-009 as well as significant runs (450 to 500 m) from holes EJD-013 and EJD-021 and confirmed that, in general, recovery was good and core condition (with the exception of faults) also very good.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Ivanhoe informed QG that RQD is not being recorded for Heruga core, nor has geotechnical logging been taking place, although this was reportedly standard practice at Oyu Tolgoi and Hugo Dummett.  If the project progresses, geotechnical logging should be reinstituted as a routine step, because the quality of data from half core is lower.

11.3.2.3	Bulk Densities at Heruga

QG spent time on site with Dale A.  Sketchley (Ivanhoe Manager QA/QC Advanced Projects) to confirm that the procedures described in this report are applicable to the core sample preparation for the Heruga deposit.

QG performed an inspection of the equipment and samples being subjected to specific gravity determination on site (accompanied by Dale A. Sketchley).  This visit did not constitute an audit.  Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee, 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG make the following comments about bulk density estimation at Heruga:

•
The size of samples is small – typically samples are half core and less than 10 cm in length.  As a result the precision of individual determinations will be relatively poor.  QG recommend that Ivanhoe make determinations on the largest available pieces of core (this may require modified equipment, but is straightforward).

•
Currently measurements are taken on one small piece of core every 10 m drilled.  QG argue that the density data is very important and that measurements should be more frequent, ideally on all available intact core.

•	Ideally measurements should be made on whole core.

•
The outside repeating of core bulk density determinations is important and should be performed at an offshore laboratory.  A recent program to run such checks at the Genalysis UB facility resulted in very poor data due to insufficient training of the laboratory staff (samples were broken into small pieces before measurements were taken).

In summary, improvements need to be made to the process to increase precision of the data, but the data are likely to be acceptable in aggregate (i.e. when averaged) for an Inferred resource.

11.3.3	Heruga Drill Results

Drill locations in the Heruga Deposit are shown in Figure 11.3.1 and two representative drill sections are shown in Figure 11.3.2 and Figure 11.3.3.  All significant drill results for 2008 from Heruga are summarized below in Table 11.3.2.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.3.2
Geology and Mineralization Section N4758100, Looking North

Note:
•	Figure from Ivanhoe Mines

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.3.3
Geology and Mineralization Section N4757900, Looking North

IVANHOE MINES MONGOLIA INC.
HERUGA DEPOSIT
SECTION n4757900
Geology and Assay Histogram

Note:
•	Figure from Ivanhoe Mines

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.3.2 Selected Mineralized Intervals from the Heruga Deposit, 2008-2009 Drilling
Hole ID From-to metres (m)	Interval (m)	Cu (%)	Au (G/t)	Mo (ppm)	CuEq* %
EJD0027
852.0 – 1776.0	924.0	0.49	0.59	131	0.93
Incl. 1252.0 – 1390.0	138.0	0.67	1.17	81	1.46
EJD0028
1064.0 – 1556.0	492.0	0.53	0.55	167	0.97
EJD0029
1472.0 – 1698.0	226.0	0.27	0.52	27	0.62
Incl. 1558.0 – 1586.0	28.0	0.64	0.88	72	1.24
EJD0029A
1016.0 – 1450.0	434.0	0.37	0.40	121	0.69
Incl. 1294.0 – 1306.0	12.0	1.93	1.62	907	3.44
1582.0 – 1770.0	188.0	0.40	0.47	47	0.72
EJD0030
1042.0 – 1174.0	132.0	0.35	0.34	119	0.64
1222.0 – 1682.0	460.0	0.35	0.30	115	0.61
EJD0031
1118.0 – 1560.0	442.0	0.53	0.31	151	0.80
Incl. 1226.0 – 1292.0	66.0	0.83	0.21	336	1.14
Incl. 1456.0 – 1538.0	82.0	0.83	0.75	183	1.40
EJD0032
1298.0 – 1462.0	164.0	0.36	0.27	142	0.60
EJD0033
1004.0 – 1214.0	210.0	0.37	0.32	108	0.64
EJD0034
1142.0 – 1384.0	242.0	0.49	0.19	189	0.71

11.4	LOOKOUT HILL WEST – TOGOOT MEL

11.4.1	Introduction

Both core and reverse-circulation drilling were carried out on the Togoot MEL in 2009.  Two targets were explored for precious metals:  Ukhaa Tolgod and Morinii Task and five targets were explored for coal:  Nomkhon Bohr, Coking Flats, Kharr Suul, Toogie West and the Central Cretaceous Basin.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.4.1
Drill Hole Locations, Western Portion – Nomkhon Bohr Target

595,500
595,750
596,000
596,250
596,500
596,750
4,791,250
4,791,000
4,790,750
4,790,500
Western Portion
Nomkhon Bohr Target
EG-09-115
EG-09-116
EG-09-114
EG-09-113
EG-08-108
EG-09-112
EG-09-121
EG-08-106
EG-09-120
EG-08-076
EG-RC-08-020
EG-RC-09-065
EG-RC-09-066
EG-RC-09-064
EG-RC-09-063
EG-RC-09-104
EG-RC-09-072
EG-RC-09-071
EG-RC-09-070
EG-RC-09-069
EG-RC-09-101
EG-RC-09-102
EG-08-075
EG-RC-09-067
EG-RC-08-019
EG-09-117
EG-08-074
EG-RC-09-068
EG-RC-08-021
EG-09-122
EG-08-073
EG-09-118
EG-RC-09-099
EG-RC-09-100
EG-RC-09-098
EG-RC-09-096
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.4.2
Drill Hole Locations, Eastern Portion – Nomkhon Bohr Target

Eastern Portion
Nomkhon Bohr Target
LEGEND
DDH Collars
RC Collars
Entrée Gold Inc.
Shivee Tolgoi Property

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.4.3
Drill Hole Locations – Coking Flats Target

588,000
590,000
592,000
594,000
N
Khar Suul
Toogie West
Coking Flats
4,790,000
4,788,000
4,786,000
4,784,000
4,782,000
EG-RC-09-062
EG-RC-08-022
EG-RC-08-024
EG-RC-08-023
EG-RC-08-025
EG-08-101
EG-08-107
EG-RC-08-034
EG-RC-09-077
EG-RC-08-033
EG-RC-08-032
EG-RC-08-027
EG-RC-08-031
EG-RC-09-106
EG-09-132
EG-08-092
EG-RC-09-107
EG-08-089
EG-RC-08-030
EG-RC-08-040
EG-RC-08-029
EG-09-127
EG-09-131
EG-RC-08-044
EG-08-091
EG-RC-08-043
EG-RC-08-039
EG-RC-08-028
EG-RC-08-042
EG-08-094
EG-RC-08-041
EG-08-097
EG-RC-08-035
EG-08-095
EG-RC-08-038
EG-RC-08-036
EG-RC-08-037
EG-RC-09-076
EG-09-128
EG-RC-08-049
EG-RC-08-050
EG-RC-09-078
EG-RC-09-081
EG-09-129
EG-RC-08-051
EG-RC-08-052
EG-09-126
EG-RC-09-080
EG-RC-09-079
EG-09-130
LEGEND
DDH Collars
RC Collars
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Coking Flats Target
Lookout Hill Property
Omnogovi Aimag, Mongolia

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.4.4
Drill Hole Locations – Khar Suul Target

590,500
591,000
591,500
592,000
N
4,790,500
4,790,000
4,789,500
4,789,000
4,788,500
4,788,000
Khar Suul
Coking Flats
EG-RC-09-105
EG-08-093
EG-RC-08-048
EG-RC-08-047
EG-08-096
EG-RC-08-046
EG-08-098
EG-RC-08-045
EG-08-099
EG-08-100
EG-RC-09-106
EG-08-104
EG-08-103
EG-08-105
EG-09-132
EG-RC-09-107
EG-09-131
EG-09-127
EG-RC-09-108
EG-RC-08-044
EG-RC-08-043
EG-RC-08-042
EG-RC-08-041
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Khar Suul Target
Lookout Hill Property

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 11.4.5
Drill Hole Locations – Toogie West Target

587,000
587,500
588,000
588,500
589,000
589,500
N
4,791,000
4,790,500
4,790,000
4,789,500
4,789,000
4,788,500
4,788,000
4,787,500
EG-RC-09-060
EG-RC-09-054
EG-RC-09-059
EG-RC-09-056
EG-RC-09-055
EG-RC-09-058
EG-RC-09-057
EG-RC-09-053
Toogie West
EG-08-102
EG-RC-09-061
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Toogie West Target
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

11.4.2	Core Drilling

Twenty four holes totalling 2831.25 m of core drilling was completed on the Togoot MEL in 2009 (Table 11.4.1).  Four targets were tested – Ukhaa Tolgod (gold - silver), Nomkhon Bohr (coal), Coking Flats (coal) and Khar Suul (coal).  Five of the holes deepened existing R-C holes, which had previously bottomed in diorite (Nomkhon Bohr target) or Cretaceous conglomerate (Coking Flats target).  Drilling, conducted under contract with AIDD LLC of Ulaanbaatar, was done in two phases: March 11 to May 12, 2009; and August 17 to September 4, 2009.

For the first phase of drilling, AIDD supplied a UDR-600 track-mounted drill rig (holes EG-09-109 to EG-09-126) and for the second phase, a Coretech YDX-3L track-mounted drill rig (holes EG-09-127 to EG-09-132).  All core was drilled using HQ2 (core diameter = 63.4 mm) or PQ equipment (core diameter PQ2 = 84.8 mm, PQ3 = 82.9 mm).  Recovery for precious metals holes was done using standard HQ wireline equipment and core barrels; for holes anticipated to be drilling coal, PQ3 triple-tube (split tube) equipment was used to maximize sample recovery.  Down hole surveying to determine hole deviation was done with a Reflex EZ shot digital camera.

Table 11.4.1 2009 Core Drill Hole Summary– Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Start	End	Length	Size	Target
EG-09-109	597517	4785595	1344	155	-45	0.0	158.70	158.70	HQ2	Ukhaa Tolgod
EG-09-110	597456	4785573	1351	155	-45	0.0	143.25	143.25	HQ2	Ukhaa Tolgod
EG-09-111	595360	4790100	1320.00	180	-45	0.0	60.10	60.10	PQ3	Nomkhon Bohr
EG-09-112	596250.5987	4790997.7120	1362.8588	210	-60	0.0	76.80	76.80	PQ3	Nomkhon Bohr
EG-09-113	596277.2890	4791045.1961	1362.1890	210	-60	0.0	131.4	131.4	PQ3	Nomkhon Bohr
EG-09-114	596165.2414	4791048.5869	1360.9770	210	-60	0.0	49.3	49.3	PQ3	Nomkhon Bohr
EG-09-115	596188.8059	4791096.4381	1360.8720	210	-60	0.0	24.10	24.10	PQ3	Nomkhon Bohr
EG-09-116	596188.7334	4791093.6215	1360.8720	210	-60	0.0	35.00	35.00	PQ3	Nomkhon Bohr
EG-09-117	596700.5723	4791023.5202	1366.6660	145	-60	0.0	81.30	81.30	PQ3	Nomkhon Bohr
EG-09-118	596453.0477	4790949.5817	1365.4340	180	-60	0.0	113.40	113.40	PQ3	Nomkhon Bohr
EG-09-119	596448.1833	4791000.7090	1363.2836	180	-60	0.0	143.90	143.90	PQ3	Nomkhon Bohr
EG-09-120	596352.1460	4790951.6693	1364.2440	180	-60	0.0	99.00	99.00	PQ3	Nomkhon Bohr

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.4.1 2009 Core Drill Hole Summary– Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Start	End	Length	Size	Target
EG-09-121	596351.1877	4790996.8825	1363.1910	180	-60	0.0	154.30	154.30	PQ3	Nomkhon Bohr
EG-09-122	596503.5076	4790972.8030	1364.6750	180	-60	0.0	130.20	130.20	PQ3	Nomkhon Bohr
EG-09-123	597398.8042	4791124.0920	1376.1470	180	-60	0.0	131.00	131.00	PQ3	Nomkhon Bohr
EG-09-124	597698.6882	4791147.4983	1379.9950	360	-90	102.0	290.05	188.05	HQ2	Nomkhon Bohr
EG-09-125	597351.3041	4791096.7382	1375.7900	180	-60	0.0	142.70	142.70	PQ3	Nomkhon Bohr
EG-09-126	587998	4784297	1256	360	-90	190.0	286.55	96.55	HQ2	Coking Flats
EG-09-127	591202	4788804	1315	135	-60	0.0	113.30	113.30	HQ2	Coking Flats
EG-09-128	589980	4787082	1301	135	-60	150.0	327.00	177.00	HQ2	Coking Flats
EG-09-129	588007	4785808	1281	360	-90	176.0	323.00	147.00	HQ2	Coking Flats
EG-09-130	587399	4783799	1274	360	-90	150.0	275.30	125.30	HQ2	Coking Flats
EG-09-131	591007	4788912	1303	360	-90	0.0	111.60	111.60	HQ2	Coking Flats
EG-09-132	591500	4789100		135	-60	0.0	198.00	198.00	HQ2	Coking Flats
Total Metres								2831.25

11.4.3	Reverse-Circulation Drilling

A total of 8034 m of reverse-circulation (“R-C”) drilling in 56 holes was completed on the Togoot MEL in 2009 (Table 11.4.2, Figure 10.2.1 and Figure 10.2.2).   Ten holes were used to install water well testing (piezometer) holes at Nomkhon Bohr.  Drilling, conducted under contract with AIDD LLC of Ulaanbaatar, was done in 2 phases: the first during the period March 15 to April 10, 2009; and the second during June 13 to July 19, 2009.  AIDD provided a truck-mounted Schramm T685 reverse-circulation drill rig for the programme.  Exploration holes were drilled utilizing face-sampling hammers drilling 5.25 inch (140 mm) diameter holes.  Piezometers were drilled using 5.25 inch (140 mm) hammers, 4.5 inch (115 mm) blade bits, or 123 mm PDC (polycrystalline diamond compact) bits.  No surveys were done for hole deviation.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-053	588600	4789750	1252	000	90	41	Toogie West	Hole abandoned in Cretaceous clays
EG-RC-09-054	588600	4790950	1256	000	90	140	Toogie West	Cretaceous to 71 m; Permian sediments to EOH; no carbonaceous units
EG-RC-09-055	588600	4790350	1250	360	90	150	Toogie West	Cretaceous to 71 m; Permian sediments + diorite to EOH; carbonaceous units 115-150 m
EG-RC-09-056	587800	4790350	1247	360	90	170	Toogie West	Cretaceous to 73m; Permian sediments to 133 m, diorite to EOH
EG-RC-09-057	587800	4789750	1242	360	90	150	Toogie West	Cretaceous to 72 m; Permian sediments to 131 m, diorite to EOH; carbonaceous units 114-131 m
EG-RC-09-058	588600	4790050	1249	360	90	142	Toogie West	Cretaceous to 86 m; Permian sediments to 103 m, diorite to EOH
EG-RC-09-059	589400	4790650	1259	360	90	150	Toogie West	Cretaceous to 62 m; Permian sediments to EOH; carbonaceous units 107-150 m
EG-RC-09-060	587800	4790950	1242	360	90	150	Toogie West	Cretaceous to 57 m; Permian sediments to EOH; carbonaceous units 106-131 m, 132-146 m

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-061	588350	4788050	1256	360	-90	133	Toogie West	Cretaceous to 31 m; Permian sediments to EOH; carbonaceous units 40-98 m, 121-125 m; hole abandoned due to water pressure
EG-RC-09-062	594300	4790700	1302.27	360	-90	150	Coking Flats	Cretaceous to EOH
EG-RC-09-063	595996.0443	4790841.7820	1360.3880	360	-90	150	Nomkhon Bohr	Calcareous Permian seds to EOH; carbonaceous units 52-150m, no coal
EG-RC-09-064	595798.2228	4790847.7015	1356.8140	360	-90	150	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-065	595851.9603	4791000.3454	1356.0820	360	-90	100	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-066	595995.3846	4790997.7724	1359.7580	360	-90	170	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-067	596408.7060	4790999.8285	1362.9900	360	-90	170	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-068	596600.9579	4790995.9830	1366.4540	360	-90	90	Nomkhon Bohr	Infill drilling on Section 596600E; carb mudstones +/- coal at 20-50 m
EG-RC-09-069	596700.7495	4791097.1601	1365.3500	360	-90	96	Nomkhon Bohr	Infill drilling on Section 596700E; carb mudstones +/- coal at 51-71 m and 80-83 m
EG-RC-09-070	596598.8145	4791100.1597	1363.5220	360	-90	135	Nomkhon Bohr	Infill drilling on Section 596600E; carb mudstones +/- coal at 81-92 m

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-071	596499.5704	4791098.4090	1362.2487	360	-90	142	Nomkhon Bohr	Infill drilling on Section 596500E; carb mudstones +/- coal at 100-109 m
EG-RC-09-072	596398.3003	4791096.1838	1361.1570	360	-90	214	Nomkhon Bohr	Infill drilling on Section 596400E
EG-RC-09-073	597000.2986	4791152.8156	1368.9680	360	-90	162	Nomkhon Bohr	Infill drilling on Section 597000E
EG-RC-09-074	597200.1495	4791156.1028	1372.5900	360	-90	180	Nomkhon Bohr	Infill drilling on Section 597200E
EG-RC-09-075	597698.6882	4791147.4983	1379.9950	360	-90	103	Nomkhon Bohr	Diorite to EOH; deepened with EG-09-124
EG-RC-09-076	593100	4787900	1256	360	-90	200	Coking Flats	End in Cretaceous conglomerate
EG-RC-09-077	594500	4789500	1256	360	-90	123	Coking Flats	end in amygdaloidal basalt
EG-RC-09-078	591500	4787000	1256	360	-90	162	Coking Flats	End in Cretaceous conglomerate
EG-RC-09-079	587399	4783799	1274	360	-90	150	Coking Flats	End in Cretaceous sandstone
EG-RC-09-080	588000	4784300	1256	360	-90	190	Coking Flats	End in Cretaceous sandstone
EG-RC-09-081	605300	4771000	1256	360	-90	124	Morinii Takh	end in unaltered "rhyolite", heavy water flow
EG-RC-09-082	604000	4771000	1256	360	-90	150	Morinii Takh	Horseshoe Mag silicified target - Au
EG-RC-09-083	604000	4773000	1256	360	-90	148	Morinii Takh	Horseshoe Mag silicified target - Au
EG-RC-09-084	603000	4773000	1256	360	-90	140	Morinii Takh	Horseshoe Mag silicified target - Au
EG-RC-09-085	604000	4768900	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-086	599987	4770983	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-087	596600	4772900	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-088	596001	4770990	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-089	592000	4771000	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-090	588000	4770500	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-091	588007	4785808	1281	360	-90	176	Coking Flats	Bottomed in possible lower Cretaceous
EG-RC-09-092	597299.9005	4791152.5940	1374.4959	360	-90	91	Nomkhon Bohr	NB09-PZ01 piezometer hole; piezometer installed
EG-RC-09-093	597292.8566	4791163.5070	1374.4689	360	-90	187	Nomkhon Bohr	piezometer hole; reamed HWT to 81 m, well abandoned
EG-RC-09-094	597281.6162	4791149.5850	1374.2635	360	-90	210	Nomkhon Bohr	NB09-PZ04 piezometer hole; piezometer installed
EG-RC-09-095	597202.2211	4790998.3850	1373.8802	360	-90	109	Nomkhon Bohr	NB09-PZ02 piezometer hole; piezometer installed
EG-RC-09-096	596503.0553	4790886.8080	1367.0017	360	-90	109	Nomkhon Bohr	NB09-PZ03 piezometer hole; pvc installed to 85 m
EG-RC-09-097	596898.7202	4791048.2440	1368.4921	360	-90	85	Nomkhon Bohr	geology hole; logged
EG-RC-09-098	596586.3145	4790908.6160	1368.8136	360	-90	100	Nomkhon Bohr	NB09-PZ05 piezometer hole
EG-RC-09-099	596361.2201	4790913.2780	1365.7513	360	-90	140	Nomkhon Bohr	NB09-PZ06 piezometer hole

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-100	596439.9778	4790950.9300	1365.1429	360	-90	140	Nomkhon Bohr	NB09-PZ07 piezometer hole
EG-RC-09-101	596501.1180	4791051.9720	1362.5855	360	-90	150	Nomkhon Bohr	NB09-PZ08 piezometer hole
EG-RC-09-102	596751.5571	4791049.7770	1366.1191	360	-90	140	Nomkhon Bohr	NB09-PZ09 piezometer hole; no analytical samples
EG-RC-09-103	597153.7544	4791126.6930	1371.9882	360	-90	197	Nomkhon Bohr	NB09-PZ10 piezometer hole
EG-RC-09-104	596350	4790800	1368	360	-90	75	Nomkhon Bohr	Hole abandoned in Cretaceous clays
EG-RC-09-105	592200	4790300	1368	360	-90	150	Khar Suul	Cretaceous to 71 m; Permian sediments to EOH; no carbonaceous units
EG-RC-09-106	592200	4789500	1368	360	-90	150	Khar Suul	Cretaceous to 71 m; Permian sediments + diorite to EOH; carbonaceous units 115-150 m
EG-RC-09-107	591100	4788950	1256	360	-90	150	Khar Suul	Cretaceous to 73 m; Permian sediments to 133 m, diorite to EOH
EG-RC-09-108	590100	4788600	1256	360	-90	150	Khar Suul	Cretaceous to 72 m; Permian sediments to 131 m, diorite to EOH; carb mudstone 114-131 m
Total Metres						8034

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

11.4.4	DRILLING PATTERN AND DENSITY – COAL TARGETS

The Ukhaa Tolgod target was drilled for the first time in 2009.  Two short holes were planned spaced 50 m apart to intersect the mineralization exposed in trenches close to surface, as well as explore for deeper disseminated mineralization.   The Morinii Takh and Central Cretaceous Basin targets were also drilled for the first time in 2009.  In the case of the former, drilling was planned to look for blind mineralization associated with outcropping silicification, or to investigate nearby high and low magnetic responses.  The Central Cretaceous Basin was drilled on 4 km centres, testing an area of subdued magnetic response interpreted as having potential for the presence of Permian stratigraphy beneath Cretaceous cover rocks.

For drill hole planning, Nomkhon Bohr was considered to be a Complex deposit, following criteria established by the Canadian Geological Survey (Hughes et al, 1989).  For assurance of existence of a measured reserve, the recommended section spacing is 150 m, mean spacing along section is 100 m, with a minimum of three intercepts a section.  Drill holes on the Nomkhon Bohr target were usually spaced to give coverage on 100 m centres along strike, and planned, where possible, to test the coal horizon on 50 to 100 m intercepts in the down-dip direction.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

12.	SAMPLING METHOD AND APPROACH

12.1	INTRODUCTION

Sampling on the Lookout Hill Property has been completed by both Entrée on Lookout Hill West and by Ivanhoe on the Joint Venture Property.  Sampling programs on the Joint Venture Property have included stream sediment, soil, rock chip, drill core and RC techniques.

All of the sampling on the Joint Venture Property is carried out by Ivanhoe personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed in October 2004.  All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods on the Joint Venture Property are not discussed in this report.

Sampling programs on Lookout Hill West up to 2009 included soil, soil-MMI, rock chip, and drill core samples.  All of the sampling was carried out by Entrée personnel or its contractors.

Sampling protocols in 2009 differ depending on target.  The different exploration targets required the adoption of 2 separate sampling protocols – 1 for precious metals targets, and 1 for coal targets.  For the latter, protocols were established for both core drilling and R-C drilling, although laboratory sample preparation and analytical procedures were the same for each.

Because R-C samples almost always transect lithological boundaries, any coal seams less than the 1 m sample length or seams that are split across two adjacent samples, will report higher ash content and lower calorific value due to dilution by non-coal material.  The R-C sampling is therefore only a guideline to the presence of coal and does not accurately reflect coal grade.  Wherever possible, R-C chip sampling results must be accompanied by down hole geophysical surveying to determine the presence and actual thickness of coal seams within the host stratigraphy.

12.2	JOINT VENTURE PROPERTY

12.2.1	Diamond Drill Core Sampling – Hugo North Extension

Sampling for resource estimation has been conducted on diamond drill core obtained from Ivanhoe holes drilled between 2002 and March 2008.  The current core cutting protocol is as follows:

•	The uncovered core boxes are transferred from the logging area to the cutting shed (approximately 50 m) by fork lift on wooden palettes.

•	Long pieces of core are broken into smaller segments with a hammer.

•	Core is cut with a diamond saw, following the line marked by the geologist. The rock saw is regularly flushed regularly with fresh water.

•	Both halves of the core are returned to the box in their original orientation.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•
The uncovered core boxes are transferred from the cutting shed to the sampling area (approximately 50 m) by fork lift carrying several boxes on a wooden palette; constant 2 m sample intervals are measured and marked on both the core and the core box with permanent marker; a sample tag is stapled to the box at the end of each 2 m sample interval; sample numbers are pre-determined and account for the insertion of QA/QC samples (core twins, standards, blanks).

•
Samples are bagged.  These are always half core samples collected from the same side of the core.  Each sample is properly identified with inner tags and outside marked numbers.  Samples are regularly transferred to a sample preparation facility, operated by Mongolia LLC (SGS Mongolia), which is located approximately 50 m from the sample bagging area.

•	The unsampled half of the core remains in the box, in its original orientation, as a permanent record. It is transferred to the on-site core storage area.

•	Barren dykes that extend more than 10 m along the core length are generally not sampled.

12.2.2	Diamond Drill Core Sampling – Heruga

QG reviewed the sampling and handling of core during the February 2008 site visit.  QG did not observe core photography or core being cut, but did review quality of photos and procedure and equipment for core cutting.  Core re-construction, mark-up, logging and sampling observed by QG are fit for purpose.  The procedures described in Section 12.2.1 of this report are used for Heruga as well and are still in place.  Samples are taken on regular 2 m intervals and post-mineralization dykes over 10 m thick down hole were not sampled.  The observed core was cut in half correctly.

Scott Jackson and John Vann conclude that the sampling is adequate, appropriate and sufficient for the purposes of resource estimation on porphyry style deposits.

12.3	LOOKOUT HILL WEST (100% ENTRÉE)

12.3.1	Introduction

Core sampling programs at Lookout Hill West during 2009 can be divided into two categories; sampling for coal, and sampling for precious and base metals targets.

12.3.2	Core Sampling Procedures– Coal Targets

All core logging and sampling of coal intervals took place at the drill rig around the clock.  Core was retrieved directly from the split tube by Entrée personnel and taken to a mobile core-logging container.  Here, it was cleaned of excess mud, then geotechnically and geologically logged.  Core runs were measured for recovered length vs.  drilled length as recorded by the driller, and sample recovery calculated.  Rock quality (RQD) was determined by summing all intact core intervals in a sample interval that exceed 10 cm in length and dividing the sum by the overall sample length.  Magnetic susceptibility readings were taken for each run of recovered core.

Coal sample intervals were based on lithological breaks.  The majority of samples were 0.5 m or less; 34 samples were between 0.55 and 1.0 m.  In-seam partings were not sampled if they were in excess of 0.2 m.  Partings less than or equal to 0.20 m and greater than 0.05 m were sampled separately; partings less than or equal to 0.05 m were included with the coal sample.  Hangingwall and footwall

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

samples were usually taken of the 0.5 m interval immediately above or below a coal seam.  Samples were photographed, then as per industry standard, placed whole into plastic core sample sleeves along with a sample tag.  The core sleeves were immediately sealed with packing tape to prevent any moisture or volatile loss, and placed sequentially into cardboard core boxes.  The core boxes were sealed with packing tape for shipment via company vehicle to SGS in Ulaanbaatar.

12.3.3	RC Sampling Procedures – Coal Targets

All chip logging and sampling of coal intervals took place at the drill rig around the clock.  Sampling was done on 1 m intervals as determined by the driller.  Different sampling protocols were required, based on wet/dry chip return.

Dry sample was retrieved in 5 gallon plastic pails from the Schramm cyclone by Entrée personnel.  Dry samples were split in a Jones riffler on a 75 to 25 reject (“C”-sample) - analytical sample (“B”-sample) split.  The B-sample was placed into a numbered plastic sample bag with a sample assay tag and sealed with a zapstrap.  A portion of the reject was collected for washing and chip description (“A”-sample).  The remaining reject was then placed into a numbered rice bag, marked with the hole number and meterage.  The analytical sample and logging sample were brought to a mobile chip-logging container.  After washing, the cleaned chips were placed in Ziploc sample bags marked with the hole number and meterage.  Representative chips from the A-sample were archived in plastic chip trays for relogging and future reference.  No dry B-samples were submitted for analyses, as the target coal intervals were invariably wet.

Because wet samples cannot be split readily in the Jones riffler, they were split in the cyclone on a 75 to 25 basis with the 25% B-sample split collected in a plastic pail, drained of excess water and transferred to a sample bag, which was sealed with a zapstrap.  The A-sample was collected from the 75% C-sample split.  The A-sample was wet-sieved to remove fines, and placed in Ziploc sample bags marked with the hole number and meterage.  The onsite geologist then described and logged the chips from the A-sample.  Based on this, the geologist selected B-samples (coal or carbonaceous mudstones) for submission to the analytical lab.  Any B-samples that were not submitted were added to the C-sample rice bags.  Representative chips from the A-sample were archived in plastic chip trays for relogging and future reference.

12.3.4	Core Sampling – Precious Metals Sample Preparation and Analyses

In 2009, 144 core samples were analysed for gold and silver only.  This included field duplicates, field blanks and standard reference materials (SRMs), which were inserted into the sampling stream at a frequency of one per 20 samples.  With the exception of the SRMs, sample weights were recorded in the field on a postal scale; weights range from 1.1 to 8.7 kg, depending on the length of the sample and the amount of core loss during drilling/sampling.

Routine sample preparation and analyses were carried out by SGS Mongolia LLC at its Ulaanbaatar facility, an ISO9000:2001 accredited lab.  SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.  SGS Mongolia sorted the samples, verifying the sample tags to the sample submission sheets, and assigned a laboratory job number.  Samples were then weighed on an as-received basis.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The 2-stage sample crushing protocol involves crushing core in a jaw crusher to 100% passing nominal -6 mm, then crushing in a TM Engineering Terminator to 85% passing -3.35 mm.  The crushed sample is split using an 8 bin TM Engineering rotary splitter.  The sample from 1 bin is placed into a stainless-steel tray, with a sample number tag, for drying, and becomes the primary sample.  The remaining seven bins, which form the coarse reject, are emptied back into the original sample bag.

The primary sample is dried at about 65 to 70ºC in a stainless steel tray, and then pulverised in a Labtech LM2 pulveriser using low-Cr bowls to 90% passing 75 µm.  The entire sample is then funnelled into a paper bag for analysis.

Sizing tests are performed by SGS to assess whether the pulverising techniques are performing adequately.  Sizing data is reported in both digital data and hard-copy assay certificates.

Gold analysis was undertaken using the SGS Mongolia FAE303 assay method.  A 30 g sample is analyzed using fire assay preparation, followed by a di-isobutyl ketone (DIBK) solvent extraction, with an atomic absorption spectrometer (AAS) finish.  The lower detection limit was 1 ppb Au.  Any sample that assays over 1 g/t Au would be rerun automatically, using the same analytical method.

Silver analysis was undertaken using the SGS Mongolia AAS21R method, using a 30 g sample which was subjected to a three-acid (perchloric, nitric, hydrochloric) digest.  The digests were reduced to incipient dryness prior to the sample volume being made up with HCl for AAS analysis.  The lower detection limit was 1 ppm Ag.

SGS Mongolia reported assay results digitally to Entrée via email, and submitted hard-copy signed paper certificates.  Electronic versions of the assays are maintained in a Century Systems database.  Hard-copy certificates are stored in Entrée’s Vancouver office and duplicates stored in the Entrée office Ulaanbaatar.

SGS Mongolia uses a feldspar blank during pulverization, inserted at the rate of 1 per 20 samples.  The results are included in both digital and hard-copy assay data formats.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	INTRODUCTION

Sample preparation and analysis during exploration on the Lookout Hill Property has been completed by Entrée on Lookout Hill West and by Ivanhoe on the Joint Venture Property.  Varying sample preparation and analytical protocols have been in place depending upon the sample type (stream sediment, soil, rock chip, drill core or RC samples).  All of the sample preparation within the Joint Venture Property was carried out under the direction of Ivanhoe personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in and JV Agreement being signed.  All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods used on the Joint Venture Property are not discussed in this report.

Sampling programs on Lookout Hill West have included stream sediment, soil, rock chip, drill core and RC samples – in 2009 sampling was limited to drill core and RC samples.  All of the sampling was carried out by Entrée personnel or contractors.

13.2	JOINT VENTURE PROPERTY

13.2.1	Sample Preparation and Shipment

Split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia.  The prepared pulps are then shipped by air under the custody of Ivanhoe to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The facility is well-equipped and the staff well-trained by SGS Mongolia.  All sample preparation procedures and QA/QC protocols were established by Ivanhoe in consultation with SGS Mongolia.  The facility currently processes between 50 and 200 samples per month from Ivanhoe projects throughout Mongolia, although most of these are from Oyu Tolgoi.  The maximum sample preparation capacity has been demonstrated to be around 600 samples per day when fully staffed.

The facility has 1 large drying oven, 2 Terminator jaw crushers, and 2 LM2 pulverizers.  The crushers and pulverizers have forced air extraction and compressed air for cleaning.  Smee, (2008) noted that some the equipment, in particular the crushers were in poor condition and deficient in a number of areas but also noted that according Dale A Sketchley, all concerns had been addressed as of April 10, 2008.

The samples are initially assembled into groups of 15 or 16 samples, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples.  The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates).  The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples >2% Cu.  The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation.  The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The SRMs are prepared from material of varying matrices and grades to formulate bulk homogenous material.  Ten samples of this material are then sent to each of at least seven international testing laboratories.  The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.  Blank samples are also subjected to a round-robin program to ensure the material is barren of any of the grade elements before they are used for monitoring contamination.

The sample preparation protocol for Ivanhoe samples is as follows:

•	Coding: an internal laboratory code is assigned to each sample at reception.

•	Drying: the samples are dried at 75ºC for up to 24 hours.

•	Crushing: the entire sample is crushed to obtain nominal 90% at 3.35 mm.

•	Splitting: the sample passes twice through an approximate 1 inch (approximately 2.5 cm) Jones Splitter, reducing the sample to approximately 1 kg. The coarse reject is stored.

•
Pulverization: the sample is pulverized for approximately 5 minutes to achieve nominal 90% at 75 µm (-200 mesh).  A 150 g sample is collected from the pulverizer and sealed in a Kraft envelope.  The pulp rejects are stored on site.

•	The pulps are put back into the custody of Ivanhoe personnel and SRM control samples are inserted as required.

•
Shipping: the pulps are stored in a core box and locked and sealed with “tamper-proof” numbered tags.  Sample shipment details are provided to the assaying facility both electronically and as paper hard copy accompanying each shipment.  The box is shipped by air to Ulaanbaatar where it is picked up by SGS personnel and taken to the analytical laboratory.  SGS confirms to Ivanhoe staff by electronic transmission that the seal on the box is original and has not been tampered with.

•	Storing and submitting: The pulp rejects are stored on site at the lab for several months and then returned to Ivanhoe in Ulaanbaatar for storage.

All equipment is flushed with barren material and blasted with compressed air between each sample that is processed.  Screen tests are done on crushed and pulverized material from one sample taken from the processed samples that comprise part of each final batch of 20 samples to ensure that sample preparation specifications are being met.

Reject samples are stored in plastic bags inside the original cloth sample bags and are placed in bins on pallets and stored at site.  Duplicate pulp samples are stored at site in the same manner as reject samples.

13.2.2	Analyses – Joint Venture Property

Currently all routine sample preparation and analyses of the Ivanhoe samples are carried out by SGS Mongolia LLC (SGS Mongolia), who operate an independent sample preparation facility at Oyu Tolgoi site and an analytical laboratory in Ulaanbaatar.  The preparation facility was installed in 2002 as a dedicated facility for Ivanhoe’s Project during their exploration and resource definition stages.  Although the facility has mostly dealt with samples from the Oyu Tolgoi area, it also prepares some samples from

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

other Ivanhoe projects in Mongolia.  This Oyu Tolgoi facility closed in November 2008, after completion of Heruga drilling.

During 2002 and 2003, the sample preparation facility and analytical laboratory operated under the name Analabs Co. Ltd.  Analabs is an Australian-based company controlled by Scientific Services Limited, which was bought by the SGS Group in 2001.  SGS is an internationally-recognized organization that operates over 320 laboratories worldwide and has ISO 9002 certification for many of their laboratories.  The operating name of the Mongolian subsidiary was changed to SGS Mongolia LLC (SGS Mongolia) in 2004.  All Ivanhoe rock and drill samples since 2001 have been submitted to the same sample preparation and analytical laboratory operated under these names.

Until May 2005 (OTD900) SGS Welshpool in Perth, Australia was designated as the secondary (check) laboratory and after this time the secondary laboratory was changed to Genalysis Laboratory Services Pty Ltd.  (Genalysis), also in Perth.  From January 2006 (OTD930/EGD53) onward, the check assay program has been in abeyance based on recommendations from Smee (2006), who stated, “The check analysis confirms the conclusions drawn from the on-going quality control program, but at a considerable cost in time, effort, and money.  I recommend that the check assay program be discontinued.”

At the time of this report, the SGS Mongolia analytical laboratory in Ulaanbaatar and the SGS laboratory in Perth were recognized as having ISO 9001:2000 and ISO/IEC 17025 accreditation respectively (SGS 2006).  The National Association of Testing Authorities Australia has accredited Genalysis to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.

13.2.2.1	SGS Mongolia

All samples are routinely assayed by SGS Mongolia for gold, copper, and molybdenum.  Gold is determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish, with a detection limit of 0.01 g/t.  Copper and molybdenum are determined by acid digestion of a 0.5 g subsample, followed by an AAS finish.  Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water.  The detection limits of the copper and molybdenum are 0.001% and 10 ppm, respectively.  The same acid digestion is also used for analyses of Ag and As, with detection limits of 1 ppm and 100 ppm.

Ivanhoe also conducts a Trace Elements Composites (TEC) program, in addition to routine copper gold and molybdenum analyses.  Ten metre composites of equal weight are made up from routine sample pulp reject material.  The composites are subject to multi-element analyses comprising a suite of 48 elements determined by inductively coupled-plasma ICP-OES/MS methods after 4 acid digestions.  Additional element analyses include mercury by Cold Vapor atomic absorption spectroscopy (AAS), fluorine by KOH Fusion/Specific Ion Electrode, and carbon/sulphur by Leco furnace.  Ivanhoe uses results from the TEC program for deleterious element modelling.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

According to the most recent audit in April 2008 (Smee, 2008), the analytical laboratory has implemented some significant improvements since the last audit and is using procedures and equipment that are consistent with industry “best practices” and therefore can be used for resource estimating purposes.

SGS Mongolia reports the results digitally to Ivanhoe via email and submits signed paper certificates.  General turn-around is approximately 7 days.  All hard copy certificates are stored in a well-organized manner in a secure location on site and copies are kept off site for security.

13.2.3	QA/QC Programme - Joint Venture Property

Ivanhoe Mines has a comprehensive QA/QC programme in place (Sketchley and Forster, 2007) comprising: inserting standard reference samples (SRM’s), blank material, duplicate samples and check assays.  All sampling and QA/QC work is overseen on behalf of Ivanhoe Mines by their QA/QC Manager Dale A.  Sketchley, M.Sc., P. Geo.  Since March 2002, Ivanhoe Mines has retained independent geologist/geochemist Barry Smee, P.Geo, to conduct semi-annual audits of both the preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).  The most recent audit was completed in late April 2008.  Mr.  Smee concluded in the last audit that the SGS Mongolia sample preparation laboratory was operating efficiently and with full QC protocols in place and the Ulaanbaatar analytical facility is using procedures and equipment that are consistent with industry “best practices” and can be used for resource estimation purposes.

A monthly QA/QC report is produced by Ivanhoe Mines to monitor drill core QC.  From March to July 2007, the SRM failure rate was very low and ranged between 0 to 2%.  In August 2007, a commercial molybdenum SRM was introduced to monitor Mo assays from Heruga and in August and September 2007 the failure rate increased to 9% and 5% respectively.  The higher failure rate is believed to be due to the commercial SRM which was not “matrix matched” to core samples and produced a significantly low bias in the Mo assays.  In October 2007 Ivanhoe replaced the commercial SRM with a matrix matched Mo SRM and by January 2008 the failure rate had dropped to 1% (Sketchley and Tuvshintsengel, 2008).  No continuing problem areas are known to QG.

13.2.3.1	Blank Sample Performance

Figure 13.2.1 and Figure 13.2.2 show typical assay performance of field blanks for gold and copper.  In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART).  The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%.  The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

13.2.3.2	Sample Duplicates

The QA/QC program currently uses three different types of duplicate samples: core, coarse reject, and pulp; laboratory check pulp samples sent to an umpire lab were only used up to the end of 2005 and the program is now in abeyance.

The same criteria do not apply to core duplicates because these differences cannot be controlled by the sub-sampling protocol; however, the heterogeneity of the mineralization ideally would allow the difference to be less than 30%.  Table 13.2.1 summarizes the results of the Percentile Rank statistical analyses for each type of sample with charts of the results shown in Figure 13.2.3 and Figure 13.2.4.

Figure 13.2.1
Field Blank Performance – Gold

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Original Gold Assays for Blanks - March 1, 2002 to March 31, 2003
Gold g/t
0.10
0.08
0.06
0.04
0.02
0.00
Analysis Reference Number

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Final Gold Assays for Blanks - March 1, 2002 to March 31, 2003
Gold g/t
0.10
0.08
0.06
0.04
0.02
0.00
Analysis Reference Number

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.2
Field Blank Performance – Copper

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Original Copper Assays for Blanks - March 1, 2002 to March 31, 2003
Analysis Reference Number

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Final Copper Assays for Blanks - March 1, 2002 to March 31, 2003
Analysis Reference Number

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.3
Gold Duplicate Samples

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Gold Duplicate Samples - All Hugo North (IV & EG) - February 13, 2006
Percentile Rank
Core (CO=0.05)
Core (CO=0.2)
Reject (CO=0.2)
Reject (CO=0.05)
Pulp (CO=0.05)
Pulp (CO=0.2)
Absolute Relative Difference
0%
10%
20%
30%
40%
50%
60%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Percentile Rank

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.4
Copper Duplicate Samples

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Copper Duplicate Samples - All Hugo North (IV & EG) - February 13, 2007
Percentile Rank
Core (CO=0.05)
Core (CO=0.2
Reject (CO=0.05
Reject (CO=0.2)
Pulp (CO=0.05)
Pulp (CO=0.2)
Absolute Relative Difference
60%
50%
40%
30%
20%
10%
0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Percentile Rank

The coarse reject and pulp duplicates for gold are about the same because of the finer reject crushing size.  Although the reject precision is within the ideal threshold, the pulp duplicates tend to be higher, which is probably because most gold values lie near the detection limit where precision is poorer.  This is further supported by an improvement in precision at higher grades, although there is also a possibility of gold liberation during pulverization.  For copper, both coarse reject and pulp duplicates are also similar because of the finer reject crushing size with both being well within the ideal limits.  Core duplicates for both copper and gold are above the ideal arbitrary value of 30%, which is related to an uneven distribution of mineralization between core halves as typically caused by quartz vein and fracture controlled mineralization.

13.2.3.3	Check Assay Program

For most of the drill programs Ivanhoe has maintained a check assay program sending approximately 5% of assayed pulps to external (secondary) laboratories.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 13.2.1 Duplicate Percent Difference at the 90th Population Percentile
Duplicate Type	Cu		Au
	No.	Diff. (%)	No.	Diff. (%)
Core Cut Off = 0.2 g/t	1969	40	848	44
Coarse Reject Cut Off = 0.2 g/t	996	5	445	17
Pulp Cut Off = 0.2 g/t	934	4	434	15

SGS Welshpool in Perth was designated as the secondary laboratory until May 2005 (drill hole OTD900), when Ivanhoe switched to Genalysis in Perth.

13.2.4	QG 2008 Review and Comments on Ivanhoe Sampling and QA/QC

13.2.4.1	Sample Preparation and Shipment for Heruga

QG spent time on site with Dale A.  Sketchley (Ivanhoe Manager QA/QC Advanced Projects) and confirmed the procedures (described in Section 13.2 of this report) are still applicable to the core sample preparation for the Hugo North and Heruga deposits.

The security measures in place for shipment of pulps to the SGS analytical laboratory in Ulaanbaatar were briefly reviewed (including observing the dispatch of samples) and are considered by Scott Jackson and John Vann to be adequate and appropriate (these are discussed further under Section 0 of this report).

13.2.4.2	QG Review of the On-Site Sample Preparation Laboratory

QG performed an inspection of SGS Mongolia sample preparation facility on site during both site visits (accompanied by Dale A. Sketchley).  These visits did not constitute an audit.  Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

In general QG is of the opinion that this facility is set up and operating in a satisfactory manner.  Recommendations about sample preparation made after the first site visit were all noted to have been implemented at the time of the second site visit.

QG recommend that the sample preparation facility be audited at least annually.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

13.2.4.3	Heruga Analyses

QG understand that the analytical protocol followed for Heruga are the same as for previous work at Oyu Tolgoi and Hugo Dummett deposits, as described in Section 13.2 of this report.

QG checked a selection of assays in the database (about 13% of the data employed for the Mineral Resource estimate) against signed certificates as part of the database validation (see Section 14.2.3 of this report) and found no errors.

Scott Jackson (QG) briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar.  This visit did not constitute an audit and there were very few sections of the laboratory actually working on the day (due to a very low workload on the day).  Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG’s brief review of the laboratory in Ulaanbaatar concluded the laboratory was well run with properly-maintained equipment, a stable workforce and appropriate quality control measures in place.  QG noted that there was a high degree of manually recorded readings compared to most modern laboratories.

QG recommend that the SGC analytical laboratory facility in Ulaanbaatar be audited at least annually.

13.2.4.4	QG Comments on Sampling and QA/QC

John Vann (QG) spent time during site visits with Dale A.  Sketchley (Ivanhoe Manager QA/QC Advanced Projects), who presented the current systems of quality management to QG.  These systems are also summarized in Sketchley and Forster (2007).

All sampling, assaying, and QA/QC work at Heruga was overseen by Dale A. Sketchley, assisted by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe).

QG focused their attention on the elements being estimated in the resource, i.e. copper, gold, molybdenum and silver, and make the following specific comments and recommendations:

•	QG confirm that the steps described in Section 13.2 of this report are continuing on the Heruga Project.

•	The general level of diligence and supervision of sample preparation and analytical quality control is good.

•	The frequency of insertion of SRM, blanks and pulp duplicates is considered by QG to be sufficient to manage the quality of data.

•
QG consider that the monthly QA/QC reports of Sketchley and Tuvshintsengel (example referenced: Sketchley and Tuvshintsengel, 2008) form a better than industry average reporting of quality management on the project.

•	Fail criteria for assay batches were considered to be appropriate.

•	There are minor biases evident in many of the standard run-charts, mostly minor, and in many instances, reversing over time (thus not contributing to global bias).

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Dale A. Sketchley (Ivanhoe) informed QG on site that SGS Mongolia has had an inherent negative molybdenum bias for several years.  However, because other deposits at Oyu Tolgoi have low molybdenum values (close to detection limit) this issue was not addressed earlier.  Heruga has significant Mo mineralization in places, and thus requires more rigorous QC monitoring, which has been instituted.  The laboratory now includes internal SRMs that adequately monitor higher molybdenum values.

Improved matrix matched SRM’s and closer monitoring have resulted in results for Mo being acceptable.  In conclusion, the Mo value of SRM’s should be monitored carefully, and the source of any biases investigated.  The biases for Mo discussed here, if present are likely to result in grades being understated, and thus would lead to conservatism in the Mineral Resource estimate.

QG consider that the maintenance of a check assay program is good practice.  QG have been advised by Ivanhoe that this check assaying procedure is now re-instituted.

QG are of the view that the current core duplication is providing little useful data from a quality management point of view and have previously recommended that it is discontinued or reduced significantly.

The duplicates for assay pulps and coarse rejects for Heruga are performing satisfactorily.

QG conclude that Ivanhoe’s current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

Analytical results shown on each of the QC monitoring charts (Figure 13.2.5 to Figure 13.2.8) have been divided into two parts with subtitles, “RR Assays” and “Routine Assays”.  The subtitle “RR Assays” denotes analytical results obtained from each of the participating laboratories that were used to determine the mean and +2SD/3SD tolerance limits marked on each chart.  The subtitle “Routine Assays” denotes analytical results obtained from the SGS-UB, the lead analytical laboratory.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.5
Average SGS SRM Gold Bias, 2002 to 2008

Figure 13.2.6
Average SGS SRM Copper Bias, 2002 to 2008

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.7
Average SGS SRM Molybdenum Bias, 2002 to 2008

Figure 13.2.8
SRM #27 Charts – Gold Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.9
SRM #27 Charts – Copper Original and Final

Figure 13.2.10
SRM #27 Charts – Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.11
SRM #33 Charts – Gold Original and Final

Figure 13.2.12
SRM #33 Charts – Copper Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.13
SRM #33 Charts – Molybdenum Original and Final

Figure 13.2.14
SRM #39 Charts – Gold Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.15
SRM #39 Charts – Copper Original and Final

Figure 13.2.16
SRM #39 Charts – Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.17
SRM #43 Charts – Gold Original and Final

Figure 13.2.18
SRM #43 Charts – Copper Original and Final

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Figure 13.2.19
SRM #43 Charts – Molybdenum Original and Final

Figure 13.2.20
SRM #48 Charts – Gold Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.21
SRM #48 Charts – Copper Original and Final

Figure 13.2.22
SRM #48 Charts – Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.23
SRM #49 Charts – Gold Original and Final

Figure 13.2.24
SRM #49 Charts – Copper Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.25
SRM #49 Charts – Molybdenum Original and Final

Figure 13.2.26
SRM #50 Charts – Gold Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.2.27
SRM #50 Charts – Copper Original and Final

Figure 13.2.28
SRM #50 Charts – Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

13.3	LOOKOUT HILL WEST

13.3.1	Core Sample Preparation and Shipment – Precious Metals Targets

Core was transported to Entrée’s Togoot camp for logging, then to the Shivee Tolgoi camp for splitting and sampling.  Core was split using a diamond-blade core saw.  Sampling was generally on 2.00 m intervals.  Cutting intervals were marked on the wooden core trays, and sample tags inserted along each core sample run.  Core was sampled as it was split, and the sampled portion and relevant sample tag placed into pre-numbered plastic bags.  The bags were sealed with a zip-tie.  Five to eight plastic-bagged samples were placed into rice sacks, which were also zip-tied, prior to dispatch via truck to the SGS Mongolia laboratory in Ulaanbaatar.  The remaining half-core was taken to a fenced core-storage compound at Entrée’s Shivee Tolgoi camp, where it has been pallet-stacked.

No sample preparation was carried out in the field.  Samples for shipment to the laboratory were loaded, together with a chain-of-custody (CoC) document and laboratory sample submission form, into a padlocked metal box on the transport truck; the.  Keys for the padlock were held on site; by the driver who has to allow police authorities to search the truck as requested; and by SGS staff.  On arrival at SGS Mongolia, SGS staff members unlocked the box and unloaded the samples.  A signed confirmation of sample receipt was given to the driver, and subsequently handed to the geologist on the driver’s return to the Entrée camp.

13.3.2	Precious Metals Analyses

Routine sample preparation and analyses in 2009 of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility, an ISO9000:2001 accredited lab.  SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

SGS Mongolia sorts the samples, verifying the sample numbers on bags to the sample submission sheets, and assigns a laboratory job number.  Sample weights are recorded; weights range from 1 to 15 kg, depending on core diameter and amount of core loss during drilling/sampling.

The 2-stage sample crushing protocol involves firstly crushing core in a jaw crusher to 100% passing nominal -6 mm, and secondly crushing in a TM Engineering Terminator to 85% passing -3.35 mm.  The crushed sample is split using an 8 bin TM Engineering rotary splitter.  The sample from one bin is placed into a stainless-steel tray, with a sample number tag, for drying, and becomes the primary sample.  The remaining seven bins, which form the coarse reject, are emptied back into the original sample bag.

The primary sample is dried at about 65 to 70ºC in a stainless steel tray, and then pulverised in a Labtech LM2 pulverizer using low-Cr bowls to 90% passing 75 µm.  On request from Entrée on specific samples, approximately 100 g of the sample is bagged into a paper Kraft bag.  More normally, the entire sample is funnelled into a paper bag for analysis.

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Sizing tests are performed to assess whether the SGS Mongolia pulverising techniques are performing adequately.  Sizing data is reported both in digital data and hard-copy assay certificates.

Gold analysis is undertaken using the SGS Mongolia FAE303 assay method, comprising a 30 g fire assay, with an AAS finish after DIBK solvent extraction.  The lower detection limit is 1 ppb Au.  Samples that assay over 1 g/t Au are automatically rerun, using the same analytical method.

SGS Mongolia reports assay results digitally to Entrée via email, and submit hard-copy signed paper certificates.  Electronic versions of the assays are maintained in a Century Systems database.  Hard-copy certificates are stored in Entrée’s Vancouver office and duplicates stored in the Entrée office Ulaanbaatar.

13.3.3	Coal Analyses

All 2009 coal samples, core and R-C, were sent to ACTLABS in Ulaanbaatar, an ISO 17025 accredited facility for initial analyses.  Sample preparation was carried out using ASTM Method D-2013, with the exception that final crush was done to minus 80 mesh rather than minus 60 mesh.  The samples underwent the following procedure:

•	Receive/reconcile samples.

•	Samples were weighed and reported to client as “Received Weight”, then air dried and re-weighed.

•	SG measurements were done on lump coal according to the method given in ASTM Standard D 167 – 93.

•
Initial crush to 3/8’’ (9.5 mm) using a Holmes coal crusher Model 201XL.  This material was passed through a riffle splitter to obtain 8 equal sub-samples – 6 of them were sealed in an air tight container for future analyses.

•
The remaining 2 sub-samples were crushed using a Holmes pulveriser Model 350 to minus 80 mesh.  This material was passed through a riffle splitter to obtain 8 equal sub-samples – 4 of them were sealed in an air tight container for future analyses.

•
The remaining four sub-samples were used for the following analyses: proximate analysis (includes moisture, ash, volatiles and fixed carbon –ASTM Standard D-1542), total sulphur % (ASTM Standard D-4239) and calorific value (ASTM Standard D-2015).

•	All equipment and splitters were carefully cleaned between samples using compressed air and brushes.

Coarse -4 mm reject (100 g splits) from 134 samples (87 core samples and 47 R-C samples) were sent to SGS Ulaanbaatar, an ISO9000:2001 accredited facility, for coal check analyses.  The samples undergo the following procedure:

•	Receive/reconcile samples.

•	Samples are air dried to standard for Determination of Moisture in the Analysis Sample (ISO11722 Method).

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•	A portion of the sample is taken for ‘Relative Density’ (RD) under the protocols established in Australian Standard AS 1038.21.2_1992.

•
Remaining sample is subject to determination of ash content (ISO1171), volatile matter (ISO562), Fixed Carbon (ISO1213-2), Total Sulphur (ISO19579 : Determination of Sulphur by IR Spectrometry), and calorific value (ISO1928 : Determination of Gross Calorific Value via Bomb Calorimeter).

13.3.4	QA/QC Programme

13.3.4.1	Quality Assurance and Quality Control – Precious Metals Targets

On receipt of analytical results, the lab sample weights were compared to field sample weights, which were checked for discrepancies.  None were found, indicating no problem for sample handling between field and lab.

Nine duplicates, 9 blanks and 8 standards were inserted into the sample stream in 2009.  For duplicates, the remaining half of the core after the initial split was submitted, rather than a ¼ split, to reduce the likelihood of very fine core debris or easily-washed material being responsible for precious metals mineralization.  Only gold was checked (Table 13.3.1), as there was no visible base metal mineralization in the core that was recovered in 2009.

Table 13.3.1 QAQC Au Results for Standards and Field Blanks
Hole_ID	Sample	STD_Code	Certificate	Actual Au ppb	Lab Au ppb	SD	DV For Failure	Lower Limit	Upper Limit	Status
EG-09-109	3517	CGS-3	UB036526	530	532	24	3	458	602	Passed
EG-09-109	3526	CGS-5	UB036526	130	117	10	3	100	160	Passed
EG-09-109	3555	CGS-11	UB036526	730	693	34	3	628	832	Passed
EG-09-109	3576	CGS-2	UB036526	970	938	46	3	832	1108	Passed
EG-09-110	3588	CGS-7	UB036527	950	930	40	3	830	1070	Passed
EG-09-110	3608	CGS-12	UB036527	290	275	20	3	230	350	Passed
EG-09-110	3640	CGS-1	UB036527	530	526	34	3	428	632	Passed
EG-09-110	3646	CGS-4	UB036527	2090	2170	75	3	1865	2315	Passed
EG-09-109	3520	FLDBLANK	UB036526	1.6	0.5	-	-	0	35	Passed
EG-09-109	3537	FLDBLANK	UB036526	1.6	1	-	-	0	35	Passed
EG-09-109	3550	FLDBLANK	UB036526	1.6	0.5	-	-	0	35	Passed
EG-09-109	3568	FLDBLANK	UB036526	1.6	3	-	-	0	35	Passed
EG-09-110	3597	FLDBLANK	UB036527	1.6	0.5	-	-	0	35	Passed
EG-09-110	3620	FLDBLANK	UB036527	1.6	2	-	-	0	35	Passed
EG-09-110	3633	FLDBLANK	UB036527	1.6	0.5	-	-	0	35	Passed
EG-09-110	3650	FLDBLANK	UB036527	1.6	1	-	-	0	35	Passed
EG-09-110	3664	FLDBLANK	UB036528	1.6	0.5	-	-	0	35	Passed

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Failure limits for lab results were set at three standard deviations above and below the actual Au content for standards (Table 13.3.2).

Table 13.3.2 QAQC Au Results for Duplicate Samples
Hole_ID	Parent Sample	Certificate	Au_ppb (Parent)	Duplicate Sample	Duplicate Au_ppb
EG-09-109	3530	UB036526	<1	3531	<1
EG-09-109	3559	UB036526	<1	3560	4
EG-09-109	3571	UB036526	<1	3572	<1
EG-09-109	3581	UB036527	8	3582	11
EG-09-109	3511	UB036526	4	3512	7
EG-09-110	3614	UB036527	16	3615	15
EG-09-110	3625	UB036527	2	3626	3
EG-09-110	3657	UB036527	2	3658	1
EG-09-110	3669	UB036528	6	3670	2

Given the low results consistent with observed mineralization in the two Ukhaa Tolgod drill holes, no check analyses were submitted to other laboratories.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

13.3.4.2	Quality Assurance and Quality Control – Coal Targets

As is accepted industry practice for coal work, no sample duplicates, standards, or blanks are inserted into the sample stream.  As coal is a relatively low-value, bulk commodity, no special security measures are put in place for sample handling, shipping and storage.

Sampling bias can be inherent in the core splitting process when a wet diamond blade saw is used, if mineralization of interest is partitioned into very fine easily washed material.  In coal work, because the entire sample is bagged very soon after retrieval from the core barrel and submitted without splitting, this type of sample bias is eliminated.

On receipt of analytical results, the lab sample weights were compared to field sample weights, which the author checked for discrepancies.  This was done to determine if samples numbers were confused on receipt by the lab.  Although some discrepancies were found, these were explained by problems at the field weighing stage rather than laboratory error.

For coal check analyses, 100 g splits from re-homogenized coarse reject material from eightyseven core samples and fortyseven R-C samples were sent from ACTLABS to SGS Mongolia LLC in Ulaanbaatar for check analyses for specific gravity, proximate analysis, fixed Carbon %, Tails Sulphur %, and calorific value.  Comparison of the ACTLABS analyses with the SGS check analyses shows there is a definite laboratory bias:

•
Ash from ACTLABS is usually lower.  There are 49 samples where the ± percentage difference between lab ash contents is greater than 10%; for only one sample is the ACTLABS ash value the higher of the two.

•	Moistures are nearly always lower at ACTLABS. This is not necessarily a bias but reflects varying laboratory humidity.
•	Heating Value at ACTLABS is nearly always higher (Figure 13.3.1), which is expected as ash is lower.
•	Sulphur shows a slight bias toward lower values for ACTLABS – but there are pluses and minuses which might suggest nugget effect due to pyrite.

There appears to be at least two different populations of data when considering ash/heating value relationship for the ACTLABS data whereas the SGS data show a single population Figure 13.3.1.  The ACTLABS data need to be verified to determine if they are real or if there is a problem with their analyses.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.3.1
ACTLABS vs SGS – Ash (Air-Dried %)

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 13.3.2
Ash Heat Plot – ACTLABS and SGS

13.3.4.3	Data Verification

As a first check for quality control, all samples are weighed in the field before dispatch.  These data are compared to the sample weight recorded at the laboratory, to ensure that no samples are numbered incorrectly.  Analytical data were entered into Excel spreadsheets and checked against sample descriptions, whether for MMI, rock or drill core samples.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

14.	DATA VERIFICATION

14.1	SHIVEE TOLGOI ML VISITS AND SAMPLING BY QG

Scott Jackson and John Vann of QG completed a site visit to the Hugo North and Hugo North Extension Deposits in February 2008.  Although all drilling at Hugo North had ceased by then, active drilling was observed at Heruga on Entrée ground.  QG visited drill rigs and reviewed drill core and sampling procedures at Heruga.

During a subsequent visit in September 2008, QG reviewed the geology and mineralization encountered on surface and in the drill holes completed to that date.  Although the review also included mineralized zones in which Entrée has no interest (Southern Oyu Deposits and Hugo Dummett Deposits within the area of the adjacent Oyu Tolgoi project), time was spent looking at drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structures that apply directly to the Hugo North Extension.

The site visits entailed brief reviews of the following:

•	Overview of the geology and exploration history of the Oyu Tolgoi project (presented by Ivanhoe geologists, Charlie Forster, Stephen Torr and Cyril Orssich).

•	Visit to the Joint Venture Property covering the Hugo North Extension.

•	Drill rig procedures (at Heruga) including core handling.

•	Sample collection protocols.

•	Sample transportation and sample chain of custody and security.

•	Surveying (topography, collar and down hole deviations).

•	Core recovery.

•	QA/QC program (insertion of standards, blanks, duplicates, etc.).

•	Inspection of the SGS Mongolia operated on-site preparation laboratory.

•
Review of diamond drill core, core logging sheets and core logging procedures (selected core from ten representative drill holes from various mineralized zones).  The review included commentary on typical lithologies, alteration and mineralization styles.

•	Bulk density sampling.

•	Management of geological data and database structure.

During the September 2008 visit, 15 quarter core samples were collected by QG (Table 14.1.1).  Although many of these are from core at the Hugo Dummett and Southern Oyu deposits, thus outside of Entrée’s project, they are considered important to report here, since they support the overall Mineral Resource estimate of the Hugo North/Hugo North Extension.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The sole intent of analyzing these samples was to confirm the general range of gold and copper grades, especially the high copper values, reported in previous exploration on the Lookout Hill Property.  Immediately after collection, the sample bags were sealed by QG using numbered, secure zip-ties, placed into a sealed plastic drum and put into the custody of Ivanhoe staff.  Due to logistical difficulties and the time needed to get sample export approval from the Mongolian government, the option of QG carrying the samples out of the country was not possible.  Instead, Ivanhoe agreed to organize courier shipping of the samples (via an international courier service) from Ulaanbaatar to QG in Perth.  Upon their arrival at QG’s offices in Perth, the seals were checked prior to their submission to Ultratrace Laboratories, also in Perth, for preparation and analysis.  These samples were analyzed for gold by 40 g fire assay with an AAS finish and for Cu by AAS method with aqua regia digestion.  The results are shown in Table 14.1.1.

Table 14.1.1 Check Assaying on Selected Oyu Tolgoi Drill Cores
Area	Hole	Interval	IVN Cu	QG Cu	IVN Au	QG Au
SW Oyu	OTD 185	602-604	0.79	0.61	2.45	1.89
SW Oyu	OTD 288	304-306	0.55	0.54	2.00	1.90
SW Oyu	OTD 288	420-422	1.35	1.21	1.81	1.77
SW Oyu	OTD 292	242-244	0.75	0.69	2.16	2.02
SW Oyu	OTD 755	204-206	0.77	0.72	1.65	1.49
Hugo Sth	OTD 653	518-520	2.59	2.69	0.03	0.03
Hugo Sth	OTD 653	620-622	2.57	2.62	0.13	0.10
Hugo Sth	OTD 470	202-204	1.05	1.31	0.03	0.06
Hugo Sth	OTD 470	472-474	2.72	3.02	0.07	0.14
Hugo Nth	OTD 576C	1026-1028	5.25	5.45	3.45	2.09
Hugo Nth	OTD 576C	1078-1080	4.23	4.39	0.52	0.68
Hugo Nth	OTD 576C	1112-1114	4.53	4.48	0.56	0.53
Hugo Nth Extn	EGD006A	1240-1242	5.27	4.84	1.87	1.49
Hugo Nth Extn	EGD006A	1464-1466	5.42	5.18	2.99	3.23
Hugo Nth Extn	EGD006A	1564-1566	1.41	1.44	0.42	0.40

The average check copper grades agree almost exactly with the original values.  Although the gold assays are slightly lower, the difference is not statistically significant.  QG conclude that this exercise independently confirms the approximate tenor of both gold and copper mineralization identified by the original Ivanhoe sampling and assaying.

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14.1.1	QG Core Review

Portions of three selected drill holes from Hugo North and Hugo North Extension were examined by QG over 1400 m of core (Table 14.1.2).  Existing drill-logs were checked against drill core and, in general, the previous core-logging by Ivanhoe was found to be accurate.

Table 14.1.2 Summary of Oyu Tolgoi Core Reviewed by QG
Area	Hole No	Trays
SW Oyu	OTD 185	All
SW Oyu	OTD 288	All
SW Oyu	OTD 292	All
SW Oyu	OTD 755	All
Central	OTD 226	All
Hugo Sth	OTD 653	300-700 m
Hugo Sth	OTD 470	200-EOH
Hugo Nth	OTD 514A	900-1300 m
Hugo Nth	OTD 576C	900-1300 m
Hugo Nth Extn	EGD 006A	1000-1700 m

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14.2	JAVHLANT ML VISIT BY QUANTITATIVE GROUP

Scott Jackson (QG) and John Vann (QG) completed a site visit in February 2008.  Scott Jackson was on site from February 20 to 22 and John Vann was on site 20 to 26 February.  During their site visit they were accompanied at various times by Charlie Forster (formerly Ivanhoe Senior Vice President Exploration – Mongolia), Dale A.  Sketchley (Ivanhoe Manager QA/QC Advanced Projects), Cyrill Orssich (Senior Geologist, Ivanhoe) and David Crane (Senior geologist and Database Manager, Ivanhoe), and Peter Lewis of Lewis Geoscience (who is retained by Ivanhoe as a consulting structural geology expert).

The purpose of QG’s visit was to review the geology and mineralization of the Heruga project.  Although there is no outcrop of mineralized units at the Heruga exploration site, Scott Jackson and John Vann made a brief visit to surface exposures of the Oyu Tolgoi deposits with Charlie Forster on February 20, 2008.

The current geological model was reviewed in detail on site.  In addition, the drilling, sampling, sample preparation, chain of custody, analytical protocols and procedures, quality assurance and quality control (QA/QC), and database structure were briefly reviewed.

The site visit entailed the following activities:

•	Overview of the geology and exploration history of the Oyu Tolgoi project (presented by Charlie Forster, Ivanhoe Senior Vice President Exploration – Mongolia).

•	Thorough review of geological interpretation on paper sections and plans (with Peter Lewis of Lewis Geoscience) as well as independent examination of the same sections and plans.

•	Review of existing drilling data, including brief checking of drill hole orientation, depth, number of holes etc.).

•	Visits to the surface exposures of the Oyu Tolgoi South, Southwest and Central Zones.

•	Visiting the surface above the Hugo South and Hugo North deposits, up to the boundary with the Joint Venture Property covering Shivee Tolgoi (Hugo North Extension).

•	Visit to the site at Heruga. Note that there is no surface exposure of the mineralized geology at Heruga.

•	Rapid review of drill rig procedures and core handling, including a visit to the drilling sites at Heruga (where four rigs were operating at the time of the visit).

•	Review of sample collection procedures (accompanied by Dale A. Sketchley, Ivanhoe Manager QA/QC Advanced Projects).

•	Rapid review of core recovery for the Heruga drill data.

•	Rapid overview of QA/QC measures including standard reference materials, blanks, duplicates etc. (accompanied by Dale A. Sketchley).

•	Examination of bulk density (BD) sampling procedures (accompanied by Dale A. Sketchley).

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•
Review of diamond drill core, core logs, core recovery, collar survey, down hole surveys, core photography for three selected holes: EJD009, EJD013 and EJD021 (accompanied by Peter Lewis of Lewis Geoscience).

•
Inspection of SGS Mongolia sample preparation facility on site (accompanied by Dale A. Sketchley).  Sample transportation and chain of custody procedures were discussed during this inspection, but samples were not being prepared at the time of inspection.  The facility was also inspected a second time, accompanied by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) to sight chain of custody processes.

•	Construction of geological wireframes used as the basis of estimation domains (reviewed with Cyrill Orssich (Senior Geologist, Ivanhoe) on screen).

•
Construction of wireframes employed for limiting reported Mineral Resource estimates and discussions regarding classification under CIM definitions (in person with Charlie Forster and Cyrill Orssich; by email/phone with Stephen Torr – Chief Resource Geologist – Ivanhoe).

•	Structural geology and interpretation (reviewed with Peter Lewis on cross sections and plans).

•	Management and structure of geological database (reviewed with David Crane, Senior geologist and Database Manager, Ivanhoe).

Scott Jackson (QG) also briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar.  This visit did not constitute an audit.  Such audits have been completed at intervals by Barry Smee: (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

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14.2.1	QG Heruga Core Review

QG did not independently collect and assay core samples from the Heruga deposit.  However:
1.
The independent checking on quarter core by QG, as reported in Section 14.1 of this report, indicates that the copper and gold assay values were independently verified for the SW Oyu and Hugo deposits.  This verification occurred on materials of similar geological characteristics, collected through the same systems and processed through the same sample preparation facility and laboratory as the Heruga samples.  Consequently they provide collateral support for the validity of the data subjected to QG’s review of Heruga.

2.
Scott Jackson (QG) and John Vann (QG), who both have significant experience in porphyry-type deposits, sighted the copper and molybdenum sulphide minerals in hole EJD0009 and verified that visual estimates of grades were order of magnitude consistent with the reported (assayed) grades.  This was done in numerous assayed intervals for copper in the range 0.1 to 1.5% and for molybdenum at the 0.10% level in hole EJD0009.

3.
John Vann (QG) similarly sighted the copper and molybdenum sulphide minerals in holes EJD0013 and EJD0021 and verified that visual estimates of grades were order of magnitude consistent with the reported (assayed) grades.  The higher-grade gold mineralization in hole EJD0013 was confirmed as being significantly more altered and having a higher proportion of quartz veins relative to lower grade zones.

4.
John Vann (QG) sighted the presence of visible gold in hole EJD0028, at 979.2 m depth, verifying the presence of gold in the Heruga deposit.  This interval contains >10 particles of free gold, several approximately 1mm in diameter, all unequivocal.  The gold is contained in deformed bluish and grey-white quartz associated with dark grey-blue sulphides, probably molybdenite ± ?galena ± ?sphalerite.

QG undertook review of diamond drill core, core logs, core recovery, collar survey, down hole surveys and core photography for portions of three selected holes (EJD0009, EJD0013 and EJD0021) as summarized in Table 14.2.1.

Table 14.2.1 Summary of Heruga Core Reviewed by QG
Area	Hole No	Trays
Heruga	EJD0009	All
Heruga	EJD0013	~450 m
Heruga	EJD0021	~500 m

The core was examined by QG with Peter Lewis and (for selected periods of EJD0009) David Crane and Cyrill Orssich, both of Ivanhoe.

Typical stratigraphic, structural, lithology and mineralization styles were sighted.  During this review QG focused on confirming the general structural architecture (presence of the unconformity and the Bor Tolgoi Fault) confirmation of gross lithologies as logged and the mineralization style and tenor.  As previously mentioned, the approximate tenor for sulphide copper and molybdenum mineralization was visually confirmed in numerous sampled intervals.  Visible gold was inspected and confirmed in a sample from hole EJD028, at 979.2 m depth.

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QG conclude that the core examined is consistent with the style of mineralization being reported (porphyry gold-copper-molybdenum), and that the wire-frame geological modelling honors the key litho-structural distinctions seen in the core.

QG also randomly checked existing drill logs against core and, while minor discrepancies were noted the core logging was in general found to be accurate with regard to key features.

14.2.2	QG Drill Site Visit

Scott Jackson (QG) and John Vann (QG) also visited four operating diamond drill rigs at the Heruga deposit on February 21, 2008, accompanied by Charlie Forster.  The holes being drilled were EJD0028, EJD0027, EJD0029 and EJD0030.

Core was inspected at all the operating drill sites, in three cases core was mineralized, and in one instance (EJD0028) QG observed mineralized core being extracted from the core barrel.  At the time of the visit, hole EJD0030 was still coring in barren rocks above the unconformity.

QG formed the overall impression that the drilling sites were very well organized and managed.

14.2.3	QG Database Review

For all intervals of the three holes listed in Table 14.2.1, a test of data integrity of Heruga data was performed by QG.  This involved comparison of database records against scanned records of original signed assay certificates for copper, gold and molybdenum analyses for all assayed intervals in holes EJD0009, EJD0013 and EJD0021.  In total 1122 records out of 8468 (approximately 13%) of the Heruga data set used for estimation was compared against original assay certificates from SGS Mongolia.  In addition, the assays for arsenic and silver were checked wherever they were elevated and elsewhere randomly.  No discrepancies were found in this review.

In addition, collar coordinates were checked again database records for the same three holes.  No errors were detected.

QG also checked down-hole surveys for these holes against the orientation data stored in the database.  No errors were detected.

QG concluded that the assay and survey database for Heruga correctly reflects the primary data sources examined for the three holes selected and is thus suitable for use in Mineral Resource estimation.

QG did not review survey or assay data from any deposits other than Heruga during this visit.

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14.2.4	QG Comments on Sample Security Measures at Heruga

John Vann (QG) spent time with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) and also Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) who presented the current systems for sample security and chain of custody to QG.  The following summarizes the current approach.

Pulp samples are locked and sealed with tamper-proof, uniquely numbered security tags in wooden shipping boxes.  The boxes are then wrapped in rice bags and sealed using clear adhesive tape.  These boxes, typically containing six batches, are transported by air to Ulaanbaatar then collected by SGS personnel, and taken to the analytical laboratory for assaying.  Sample shipment details are exchanged between SGS personnel in Ulaanbaatar and Ivanhoe site personnel.  SGS confirm the state of security seals when returning information to Ivanhoe.

QG observed the dispatch of samples from site, and conclude that the security measures adopted are of a very high standard.

QG are informed that, after assaying, pulp samples are stored at the laboratory for several months, after which they are transferred to Ivanhoe’s warehouse in Ulaanbaatar, and finally returned to the Oyu Tolgoi site for long-term storage.

Core logging and sampling procedures were reviewed by Owen Cullingham during two visits to the site. It was observed that core and chip sample logging followed sound geological logging practices; nomenclature in the coal zones followed a modified Diessel classification system as described in part 8.4 of this report. Initial sampling procedures were modified to reflect industry practices of sampling by litho types as described in Section 12.3.2 herein.

Visits to both analytical  laboratories were made and a review of laboratory practices was made by Owen Cullingham.  Cullingham recommended some changes in procedures and which for the most part were adhered to.  Some errors resulted with preparation of samples for washability analyses and are adequately addressed in the text of this report (Section 16.2 of this report).

14.3       LOOKOUT HILL WEST – CULLINGHAM VISIT

Core logging and sampling procedures were reviewed by Owen Cullingham during two visits to the site. It was observed that core and chip sample logging followed sound geological logging practices; nomenclature in the coal zones followed a modified Diessel classification system as described in part 8.4 of this report. Initial sampling procedures were modified to reflect industry practices of sampling by litho types as described in Section 12.3.2 herein.

Visits to both analytical  laboratories were made and a review of laboratory practices was made by Owen Cullingham.  Cullingham recommended some changes in procedures and which for the most part were adhered to.  Some errors resulted with preparation of samples for washability analyses and are adequately addressed in the text of this report (Section 16.2 of this report).

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15.	ADJACENT PROPERTIES

The Joint Venture Property is immediately adjacent to Ivanhoe Mines’ Oyu Tolgoi mining license which hosts porphyry copper-gold mineralization within the Hugo Dummett (South and North) deposit and within the Southern Oyu deposits (Southwest, South and Central Oyu).  From Ulaan Khud in the north to Heruga in the south, the known copper-gold-molybdenum deposits now span a distance of 20 km along what has been termed the Oyu Tolgoi structural trend.  Developments on the Oyu Tolgoi project are relevant to Entrée’s Hugo North Extension and Heruga resources.

The following description of mineralization and alteration at Oyu Tolgoi is quoted verbatim from Kirwin et al, 2005.

“Mineralization and alteration at Oyu Tolgoi is characterized by multiple copper-gold porphyry centres with late high-sulfidation systems, which occur above and partially telescoped onto the underlying copper-gold porphyry systems.  The high-grade core of the South West Oyu deposit is cylindrical-shaped copper-gold porphyry, 250 m in diameter, that extends vertically for over 800 m.  Mineralisation is centered on small 10 to 30 m wide; syn to late mineral porphyritic quartz monzodiorite (QMD) dykes and extends for over 100 m into the adjacent host basaltic volcanics.  Contorted milky white quartz veins are developed in both the mineralized QMD and basaltic volcanics.  Quartz vein textures include sinuous networks of milky quartz rather than classical porphyry planar, multidirectional centerline vein stockworks.  Similar quartz vein textures have been described at Tampakan in the Philippines.  The quartz veins appear to have formed largely as an early, relatively high temperature event.  Unidirectional solidification textures or USTs.have been observed as delicate millimetre lacey layers throughout a 30 m zone in drill hole OTD 183.  Similar USTs have been observed at many gold-rich porphyry deposits including Bajo de le Alumbrera.Chalcopyrite with subordinate pyrite and bornite occurs disseminated and as late fracture fillings within the quartz veins and host rocks.  Gold to copper ratios increase from 2:1 to 3:1 at depth.  Alteration within the QMD is predominantly early pervasive albite overprinted by quartz-sericite with minor fluorite and rare tourmaline.  The basaltic volcanics feature biotite-magnetite with late chlorite-sericite.  Pervasive biotite alteration occurs in the core of the deposit and grades outwards as vein selvages.  Gold is very fine, ranging from 1 to 120 µm, and occurs intergrown with chalcopyrite as veinlet infills, healing hydro fracturing of pyrite crystals and as inclusions within or on grain boundaries with chalcopyrite and bornite or gangue.  Lower grade, propylitic altered basalt with 1:1 gold to copper ratios extends for 600 x 2000 m around the high-grade core.  The QMD dyke bounding South West Oyu to the southeast is sericite altered at upper elevations and weakly mineralized with disseminated pyrite and chalcopyrite.

High sulphidation systems above, and partly telescoped onto underlying porphyry systems occur at Central Oyu Tolgoi and South Hugo Dummett, the latter is hosted mainly by dacitic ash flow tuffs which overly basaltic volcanics and stocks and dykes of QMD.  Drilling has so far encountered two kinds of HS systems defined by sulfide mineralogy, zonation and geological setting.  At Central Oyu covellite and pyrite are related to an upwardly flared zone of intense quartz-muscovite alteration with subordinate minamite, dickite, pyrophyllite.  Primary apatite has been altered to secondary phosphates (crandellite, svanbergite and woodhousite).  Mineralisation is centered on porphyry-style quartz-veined QMD dykes.  In Central Oyu, a supergene-enriched chalcocite blanket, tens of metres in thickness has developed overlying the covellite, pyrite-rich HS mineralisation.  Sooty chalcocite coating pyrite and filling fractures underlies a 20 m to 60 m thick, hematite, goethite-rich leached cap.  Minor exotic copper mineralisation has been observed in some drill holes adjacent to the main Central Oyu deposit.

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At South Hugo, bornite, chalcopyrite and chalcocite are related to high density porphyry-style quartz veins, cutting dacitic ash flow tuffs.  Within the ash flow tuffs the advanced argillic alteration is characterized by alunite, pyrophyllite, diaspore, dickite, topaz, zunyite, minor fluorite and rare dumortierite.  Mineralisation extends vertically and laterally from a series of porphyritic monzodiorite apophysies or from a deep seated porphyry-style core.  Deep drilling has encountered magnetite and chalcopyrite veining in biotite and chlorite altered, augite porphyry basalt similar to South West Oyu.  The bornite, chalcopyrite and chalcocite mineralisation at South Hugo has exceptional copper grades (locally 10% Cu over 2 m sample intervals), and appears to be zoned laterally from a bornite-dominated core, outward to chalcopyrite and pyrite.

North Hugo has a continuous high grade bornite dominant core which extends for at least 1.6 km northeast from South Hugo.  At the southern end it has a vertical extent of 100 m which increases to more than 700 m at the northern end.  The m and increases to approximately 200 m at the northern section.  The greater than 1% copper grade shell which fully envelops the high grade core, attains a maximum horizontal thickness of 450 m at zero RL (1160 m below surface).  Mineralisation is hosted in basalts and quartz monzodiorite stocks.  The best gold values are associated with bornite and the gold to copper ratios vary from 1:10 to as high as 1:1 in the northern part.”

Geologists at Ivanhoe Mines (C.  Forster, pers.  comm., 2007) compare mineralization at Heruga most closely to the Southwest Deposit on Oyu Tolgoi.  The description below of the Southwest Deposit is taken from Peters et al. (2006):

“Copper–gold porphyry style mineralization at the Southwest deposit consists of a cylindrical highgrade core roughly 250 m in diameter enclosed within a broad zone of lower-grade mineralization.  The high-grade core is centred on a 10 m to 30 m wide, vein-rich quartz monzodiorite dyke and extends for over 100 m into the adjacent massive porphyritic augite basalt.  The high-grade core is characterized by 1 cm to 50 cm wide contorted milky white quartz veins in sericite, albite, minor tourmaline-altered quartz monzodiorite and biotite–magnetite-altered augite basalt, overprinted by chlorite and sericite.  Chalcopyrite with subordinate pyrite, bornite, and molybdenite occur as late veinlets filling fractures in quartz veins and disseminated through wall rocks.

Low-grade copper mineralization peripheral to the high-grade core is characterized by lower vein densities, hosted in chlorite and epidote altered basalt and lesser sericite- and albite-altered quartz monzodiorite.  Magnetite veinlets post-date the quartz veins but predate the main sulphide event.  Chalcopyrite, bornite, and pyrite are mainly disseminated, with fracture- or vein-controlled sulphides being less prominent.  These peripheral zones include; the informally defined Far South zone, which encompasses mineralized basalt with 1:1 gold:copper (ppm:%) ratios on the southwest margin of the deposit area, and the Bridge zone, consisting of copper-mineralized basalt and quartz monzodiorite between the Southwest and Central deposits.  Although these two subzones were used in 2005 as domain boundaries in resource modeling (see Juras, 2005), there is no clear geological boundary distinguishing them from the adjacent peripheral zone mineralization.

Gold mineralization in the Southwest deposit is closely associated with chalcopyrite, and occurs intergrown with chalcopyrite, as inclusions and fracture infills within pyrite, or on grain boundaries of pyrite.  Less frequently, gold occurs on grain boundaries with bornite or as inclusions in bornite, quartz or carbonate.  The gold to copper (ppm:%) ratios range from 2:1 to 3:1 within the high-grade core, decreasing to 1:1 in the low-grade margins of the deposit.

The Southwest deposit is capped by an oxidized zone that varies from 50 m to 60 m thick, and consists of black copper oxide (neotocite or tenorite) as fractures coatings, and speckled throughout the oxidized limonite-stained basalt.

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Alteration styles at the Southwest deposit are typical of copper–gold porphyry systems.  Augite basalt in the high-grade core of the deposit contains biotite and magnetite alteration, overprinted by chlorite and sericite.  Biotite alteration occurs pervasively in the core of the deposit and grades outwards to selvage controlled within pervasive chlorite and epidote alteration.  Minor albite alteration occurs as selvages along veins or fractures.  Locally, brown carbonate alteration is present in the basalt.

Vein-rich quartz monzodiorite (OT-Qmd and xQmd phases) in the high-grade core contains sericite–biotite–albite alteration with minor tourmaline and montmorillonite.  Pink albite alteration commonly occurs as selvages on veins or fractures, and sericite overprints biotite and albite.

In the low-grade peripheral portions of the deposit, augite basalt is pervasively chlorite–magnetite altered, with epidote occurring in patches and sericite and pink albite on vein or fracture selvages.  Pink albite may form reaction rims around irregularly-shaped epidote patches.  Biotite alteration occurs locally.  Late calcite or ankerite veins crosscut the assemblage.  Quartz monzodiorite within the low-grade margin contains pervasive sericite alteration, with albite occurring along quartz vein or fracture margins.  Spotty biotite alteration occurs locally.”

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16.	MINERAL PROCESSING AND METALLURGICAL TESTING

No additional metallurgical testing to that reported in Vann et al. (2009) was completed in 2009 on material from Heruga or from Hugo North Extension.

16.1	JOINT VENTURE PROPERTY

16.1.1	Summary

The Oyu Tolgoi project under consideration here consists of three main ore sources: Southwest, Central and Hugo North.  Southwest and Central ores will be extracted by open cut mining and Hugo North ore by block caving.  The Shivee Tolgoi license covers and area that is subject to a joint venture between Entrée and Ivanhoe Mines Mongolia this area within the Hugo North Deposit is also called Hugo North Extension.  Metallurgical testwork has been carried out on samples from Hugo North Extension as well as Hugo North.  The following is a summary from the Oyu Tolgoi Technical Report 2008 that describes the testwork for the entire Oyu Tolgoi project.  It is considered that the results of testwork for Hugo North will also be applicable to Hugo North Extension.

The Southwest deposit is a gold-rich porphyry system characterized by pipe-like geometry approximately 250 m in diameter and extending over 700 m vertically.  The copper mineralization is dominated by chalcopyrite, with minor bornite (less than 20%).

The South deposit outcrops as copper oxides underlain by secondary sulphides and then chalcopyrite.  The copper grade is lower than in the other deposits, and there is little gold.  Some of the South deposit will fall within the bounds of the Southwest pit.  For this reason, both the South and Southwest ores are hereafter referred to as Southwest.

The Central deposit is “funnel” shaped, with a chalcocite enrichment blanket overlying a large covellite zone.  A chalcopyrite/gold zone lies at the base of the covellite zone, although this is expected to contribute less than 5% of the material mined from the Central deposit.

Hugo North dips away and has very high copper grades at a depth of 1000 m or more.  Gold appears to increase with depth, with some coarse, visible particles observed in the drill core.  Copper mineralization consists of chalcopyrite, bornite, and chalcocite.

OT LLC initiated and supervised a program of work to investigate the metallurgical response of samples of drill core from the southwest, central, and Hugo Dummett deposits between 2001 and 2003.  Testwork carried out by SGS Lakefield Research Limited (“SGS”), A.R. MacPherson Consultants Ltd.  (“ARM”), and Terra Mineralogical Services (“Terra”) established basic comminution parameters, the amenability of gold recovery by gravity concentration, and the amenability of copper and gold recovery by flotation.  Limited testwork was also conducted on samples from the South deposit.

In late 2003, the then study managers, Amec Ausenco Joint Venture (AAJV) together with OT LLC determined that an additional phase of metallurgical testwork was necessary to support a feasibility study.  This program, which began in early 2004 and extended through to early 2005, was designed to establish the flotation and comminution response of ores from southwest, central, Hugo South, and Hugo North.

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Because of the proposed mining sequence at the time, which showed that southwest ore only was to be treated during the first 5 years, the predominant focus of the testwork was Southwest ore.  This orebody was to be developed to feasibility study level; Hugo North would only be at the preliminary assessment level of development by the end of the study period.

Laboratory batch-scale and pilot-plant flotation testwork programs were conducted at AMMTEC Ltd.  (“AMMTEC”) in Perth.  Additional testwork to define fundamental flotation and comminution parameters was executed by MinnovEX Technologies Ltd. (“MinnovEX”) – now part of SGS.  Laboratory-scale comminution testwork programs were also conducted at AMMTEC.  SGS carried out a SAG pilot-plant test program to confirm the laboratory-scale testwork.

In July 2005, Amelunxen Mineral Processing Ltd (“Aminpro”) began flotation analysis work which continued into 2007.  SGS, MinnovEX and Process Research Associates (“PRA”) were contracted to do the testwork.  The MinnovEX testwork was done for the cleaner circuit on the Southwest and Central ores.  The PRA testwork was on the Hugo North ore including samples of Hugo North Extension (Shivee Tolgoi ML).

16.1.2	Test Programs

In late 2003, AAJV and OT LLC determined that additional testwork was necessary to support the feasibility study.  The objective of the new testwork was to confirm the amenability of the flow sheet adopted from the early testwork done for the Preliminary Assessment and to characterize the ore featured in the new mine plans in terms of flotation and comminution response.  The testwork scope included:

•	Additional bench-scale batch and locked-cycle flotation testing on Southwest and Central production composites to confirm the previous results and to test flow sheet alternatives.

•	Bench-scale batch and locked-cycle flotation testing on Hugo South and North production composites to develop prefeasibility level metallurgical parameters.

•	Variability testing on Southwest samples to finalize the plant design parameters.

•	Bulk flotation testwork on Southwest samples to confirm plant design parameters and to produce sufficient concentrate and tailing samples for vendor testwork and concentrate marketing.

•	Bench-scale comminution testwork to develop design parameters.

•	Pilot-scale comminution testwork to confirm the circuit design and throughput.

•	During the course of the testwork, potential risks and opportunities were to be identified and information was to be gathered to develop strategies to minimize smelter penalties.

The flotation testwork data forms the basis for all metallurgical modelling.  A substantial results database exists for the Southwest ores and moderate databases exist for Central, Hugo North and Hugo South ores.

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The flotation tests summarised in Table 16.1.1 (approximately 1137 tests) have been conducted since the beginning of the Oyu Tolgoi test program and the majority of them have been used in model development and in the review process.  These tests are detailed in reports from AMMTEC, SGS and PRA and are discussed at length in reports by Aminpro and in this review report.

Table 16.1.1 Oyu Tolgoi project Flotation Testwork
Deposit	SW	C-Cv	C-Cc	C-Cpy	C-4,5,6	HS	HN	HN Entrée	Orebody Comps
Roughers	213	36	20	1	94		87	6
Cleaners & Roughers	390	13	12		110	42	74	6	4
Lock Cycle Tests	6	1	1			1	5
Column	8						2
Pilot	4						1

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The comminution testwork for each deposit is summarised in Table 16.1.2.  This work has been analysed and used to prepare the throughput recommendations for each of the ores.

Table 16.1.2 Summary of Comminution Samples Dispatched to Testwork Facilities
Facility	Location	Scale of Testwork	Testwork Conducted	Number
MinnovEX Technologies	Toronto, Canada	Bench scale	SAG Power Index [SPI] (measured in minutes)	350
			Bond Ball Mill Work Index [BWi] (measured in kWh/t)	48
			Modified Bond Index [Mod-Bond] (measured in kWh/t)	319
			MinnovEX Crusher Index [Ci]	206
			Ore specific gravity	7
AMMTEC	Perth, Australia	Bench scale	JKTech FAG/SAG Mill parameters	26
			JKTech Rod/Ball Mill Appearance function	26
			Unconfined Compressive Strength [UCS]	26
			Bond Impact Crushing Work Index	26
			Bond Abrasion Index	26
			Bond Rod Mill Work Index	26
			Ore specific gravity	26
SGS Lakefield	Lakefield, Canada	Pilot scale	Pilot-plant runs at a series of circuit options	12 tests on one bulk sample
		Bench scale	JKTech FAG/SAG Mill parameters	Tests on seven composite samples (2003)
			JKTech Rod/Ball Mill Appearance function
			Unconfined Compressive Strength [UCS]
			Bond Impact Crushing Work Index
			Bond Abrasion Index
			Bond Rod Mill Work Index
			Ore specific gravity

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

16.1.2.1	AMMTEC Bench-Scale Flotation Test Program

AMMTEC Perth, an experienced Australian metallurgical laboratory, was selected to perform the bench-scale flotation work.  In early 2004, the testwork program parameters were finalized, and a campaign was initiated to collect samples from existing drill core at site.  Concurrent with this sampling program, composite samples from the 2003 program were shipped to Perth for AMMTEC to conduct a series of validation and calibration tests.  The 2004 samples began arriving in Perth in May 2004, and testwork commenced soon after.  This program was completed in early 2005.

16.1.2.2	MinnovEX Comminution Testing

The MinnovEX Comminution Economic Evaluation Tool (CEET) was used as the primary methodology for estimating throughput rates.  CEET uses grinding parameters measured from the geological drill core sample set.  Samples were selected from the core at the same time as the flotation sample set and were sent to the MinnovEX laboratory in Toronto.

16.1.2.3	MinnovEX FLEET Test Program

To provide a secondary confirmation of flotation parameters, portions of the composite samples developed in Perth were sent to MinnovEX for MinnovEX Flotation Tests (MFT).  These MFT parameters were used in conjunction with the MinnovEX Flotation Economic Evaluation Tool (FLEET) to provide alternative kinetic information intended to translate the laboratory tests into plant design criteria and to validate circulating loads.

16.1.2.4	AMMTEC Comminution Testing

A secondary, or validation, assessment of the milling rates was undertaken with the  JKSimMet simulator method, which uses a suite of parameters obtained from testing of large-diameter (PQ or larger) core.  Four PQ holes were drilled to intercept as many ore types as possible.  Selected core from these holes was shipped to AMMTEC in late 2004 for measurement of JK grinding parameters.  Splits from these samples were also sent to MinnovEX for SPI determinations.

16.1.2.5	SAG Pilot Plant

A bulk 250 t sample of mined rock, typical of Southwest ore, was shipped to SGS Lakefield in early 2005.  A series of pilot-scale plant tests, intended to confirm the prediction of the bench scale comminution work, was conducted in April 2005.

16.1.2.6	Hugo North Extension

While the 2004 test program was in progress, OT LLC identified potentially large copper-rich resources to the north of the previously sampled area of Hugo North.  Additional samples were taken from that part of the orebody for bench-scale flotation work at AMMTEC and MinnovEX and bench-scale comminution work at MinnovEX.  Flotation testwork focused on the kinetics of the roughers and cleaners by PRA was also carried out on samples from this area.  This flotation testwork is detailed in Section 16.3 below.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

16.1.2.7	Bulk Flotation Test

Large composites of Southwest and Hugo North ore were made up from surplus sample at the AMMTEC laboratory.  These samples were processed through pilot-scale equipment to generate large samples of concentrate and tailings for further testing.  Concentrate was required for marketing analysis and to measure the thickening and filtration design parameters.  Tailings material was required to confirm the design parameters for the thickeners, transportation pumping, and tailings deposition method.  As well as physical plant design data, tailings were also evaluated to define environmental parameters.

16.1.2.8	Concentrate Upgrading Program, SGS

The bulk flotation test at AMMTEC on Southwest ore did not produce concentrate to specification because the material had not been reground properly.  Unfortunately, the physical characteristics of the test equipment were not adjusted until the Southwest ore sample had been consumed.  The off-specification sample was shipped to SGS, where it was reground to the correct size and upgraded in a pilot-scale flotation column brought in from MinnovEX.  The Hugo North bulk flotation test was satisfactory and produced concentrate and tailings consistent with the design criteria.

16.1.3	Hugo North Extension Flotation Testwork

16.1.3.1	Introduction

At the direction of Aminpro a small number of flotation tests were conducted at the PRA laboratories on samples from the Entrée zone of the Oyu Tolgoi deposit (Table 16.1.3 and Table 16.1.4).  This report is a brief commentary on the results achieved with those samples and how those results compare with the large number of flotation test results on samples of Hugo North and South underground ores.

Note that Samples 1 to 4 were formed into composite S1 – 49.1 kg, samples 5 to 10 were formed into composite S2 – 81.4 kg and samples 11 to 13 and 17 to 21 were formed into composite S2 – 56.7 kg.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.1.3 Samples Submitted for PRA Flotation Testwork
Receiving Date:		23-Feb-07	Project No: 0702302
Carrier:		DHL	Client: Ivanhoe Mines Mongolia Inc
Receiver:		Darren	Page:	1 of 1
Count	Sample Label	Container Type	Sample Type (C, R, P, Sl, S)	Wet /Dry	Top Size	Weight (kg)
1	DRUM #1 S-1 OTD-1222B 1300-1330m	Plastic Bag	C	Dry	6"	11.45
2	S-1 OTD 1218 1120-1200m	Plastic Bag	C	Dry	6"	11.35
3	S-1 OTD 1219B 1280-1310m	Plastic Bag	C	Dry	6"	13.50
4	S-1 OTD 1218 1140-1170m	Plastic Bag	C	Dry	6"	12.80
5	DRUM #2 S2-OTD 1222B 1440-1470m	Plastic Bag	C	Dry	6"	8.05
6	S2-EGD 008 1480-1510m	Plastic Bag	C	Dry	6"	7.40
7	S2-EGD 008 1120-1450m	Plastic Bag	C	Dry	6"	7.10
8	S2-OTD 1222B 1500-1530m	Plastic Bag	C	Dry	6"	6.75
9	S2-EGD 008-1300-1330m	Plastic Bag	C	Dry	6"	7.35
10	S2-OTD 1222B 1250-1280m	Plastic Bag	C	Dry	6"	13.80
11	DRUM#3 S3-OTD 12190 1550-1580m	Plastic Bag	C	Dry	6"	6.90
12	S3-EGD008 1660-1690m	Plastic Bag	C	Dry	6"	7.40
13	S3-EGD053 1690-1720m	Plastic Bag	C	Dry	6"	7.70
14	S2-OTD 1219D 1490-1520m	Plastic Bag	C	Dry	6"	6.40
15	S2-OTD 1218-1230-1260m	Plastic Bag	C	Dry	6"	12.65
16	S2-OTD1218-1280-1310m	Plastic Bag	C	Dry	6"	11.90
17	DRUM#4 S3 EGD 053B 1650-1680m	Plastic Bag	C	Dry	6"	7.10
18	S3 EGD 006A 1650-1680m	Plastic Bag	C	Dry	6"	5.85
19	S3 EGD 006A 1620-1650m	Plastic Bag	C	Dry	6"	6.95
20	S3 EGD 006A 1580-1610m	Plastic Bag	C	Dry	6"	6.75
21	S3 EGD 053B 1740-1770m	Plastic Bag	C	Dry	6"	8.05

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The composite head grades have been back calculated as shown in Table 16.1.5.

Table 16.1.4 Summary of Composite Head Grades
	Au	Ag	F	Cu	Mo	Fe	S	As
S1	0.02	1.5	0.4139	0.48	<0.01	6.81	1.03	0.00375
S2	1.27	5.5	0.2845	2.78	<0.01	4.87	2.235	0.00275
S3	0.91	3.0	0.1728	1.47	<0.01	2.075	1.045	0.11465

16.1.3.2	Flotation Tests

One set of rougher tests and a set of cleaner tests were conducted on the composites at PRA laboratories.

Six rougher tests were conducted comprising one test per composite at natural pH and one test per composite at pH 11.5.

Six cleaner tests were conducted comprising one test per composite after regrinding the cleaner feed to a P80 of 40 µm and one test per composite at 25 µm P80.

16.1.3.3	Results

Rougher Flotation

The rougher recoveries at 8 minutes are summarised in Table 16.1.5.

Table 16.1.5 Rougher Flotation Recoveries After 8 Minutes – Entrée Composites
	Natural pH	pH 11.5
Composite S1	88.3	87.3
Composite S2	94.6	80.4
Composite S3	90.9	92.4

The recoveries are high and suggest that natural pH may be better than high pH.  Recoveries after 30 minutes of flotation were marginally higher but at almost double the mass pull.  Note that the Cu recover for Composite S2 at pH 11 increased to 89% at 30 minutes of flotation.  The high pH appears to have slowed the flotation rate for copper considerably compared to the natural pH test.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Cleaner Flotation

The cleaner flotation results are summarised in Table 16.1.6.

Table 16.1.6 Cleaner Grades and Recoveries at 6 Minutes – Entrée Composites
	25 µm P80			40 µm P80
	% Cu	Clnr Rec Cu	Overall Rec Cu	% Cu	Clnr Rec Cu	Overall Rec Cu
Composite S1	8.71	91.8	81.0	10.5	93.2	82.3
Composite S2	30.7	93.7	88.6	32.3	91.0	86.1
Composite S3	22.5	94.6	86.0	23.9	92.8	84.3

Composites S2 and S3 gave reasonable results with S2 achieving well above 25% copper grade at recoveries approaching 90% overall.  There is potentially a minor benefit from regrinding to 25 µm rather then 40 µm.  Grade vs recovery curves show that the samples are relatively insensitive to regrind size.

The impurity levels in the 6 minute cleaner concentrates are summarised in Table 16.1.7.

Composite S1 is very low grade (<0.5% Cu in feed), generated a low grade cleaner concentrate which has a high gangue content.  In this context the high fluorine content is not unusual.  Composite S3 has an extreme arsenic content and the prevalence of high arsenic levels in the Entrée ore should be investigated.

Table 16.1.7 Cleaner Concentrate (6 minutes) Impurity Levels
	25 µm P80		40 µm P80
	F (ppm)	As (ppm)	F (ppm)	As (ppm)
Composite S1	3567	93	3651	81
Composite S2	929	355	795	389
Composite S3	882	16240	653	17400

Cleaner stage grade vs recovery curves are plotted for all three composites, each at the two different grind P80 values.  For the two higher grade composites, S2 and S3, the regrind size has no discernable effect.

It is clear that the Entrée results lie within the database of Hugo North and South results, even the poorly performing Composite 1 (Figure 16.1.1).

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 16.1.1
Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results

Grade vs Rec - Entree Tests
Cleaner Conc Grade (%Cu)
0
10
20
30
40
50
60
70
0
20
40
60
80
100
Recovery Cu (%)
Comp 3, 40 µm
Comp 3, 25 µm
Comp 2, 25 µm
Comp 2, 40 µm
Comp 1, 40 µm
Comp 1, 25 µm
Hugo N & S

16.1.4	Conclusions

The Entrée flotation results show that the ore is not unusual with respect to the other Hugo ores tested.

Preliminary process and metallurgical test work has been completed on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi project.  Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested.  According to Stephen Torr of Ivanhoe Mines (pers.  comm., 2008), elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending.  Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated to produce a saleable concentrate using the currently-proposed metallurgical process methods for the Oyu Tolgoi project.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The sample set of three is inadequate for determining the typical behaviour of Entrée ore.  It is not know if the low grade composite 1 or the high arsenic composite 3 samples are typical or if they are isolated occurrences.  A program of variability testing comprising at least 15 Entrée samples should be conducted to establish typical performance.

16.1.5	2008 Heruga Scoping Study

Four composite samples of the Heruga deposit were sent to G&T laboratory for initial scoping testwork to assess, the mineralogical characteristics of feed and flotation products, the flotation response of each sample, the bond work index and to analyze the exit streams from the float work to identify opportunities for further improvement in metallurgical performance.

The Heruga metallurgical scoping study was conducted at G&T Metallurgical Services Ltd.  and is reported in “Preliminary Metallurgical Assessment of Metallurgical Composites”, Ivanhoe Mines Ltd.  – Oyu Tolgoi project Mongolia, KM2133, 5 August 2008.  Overall, the composites responded well to the applied Oyu Tolgoi flow sheet.

16.2	LOOKOUT HILL WEST PROPERTY

16.2.1	Introduction

Given the relatively high ash content of Nomkhon Bohr coal, drill core samples collected in 2008 were composited at SGS Ulaanbaatar for washability tests, to determine if ash content could be reduced to produce a potential saleable product.

16.2.2	Coal Washability Testing

Nineteen composite samples from two drill holes (EG-08-085 and EG-08-087) were selected (Table 16.4.1).  Due to lab error, Composite samples 1 through 11 were composited with the entire individual samples, not to the percents and weights specified in Columns 11 (% each fraction) and 12 kg of Table 16.2.1.  Composites 12 to 15 and 17 to 19 were composited properly.  Also to be noted are:

•	The interval thickness is the drill intersected thickness, not true thickness

•	All samples were crushed to 95% passing -2.36 mm

•	Composite 16 was not run due to improper increment weighting

•	Some increment samples were omitted from composites due to inadequate sample retains as indicated by the highlighted samples in Table 16.2.1.

Despite the problem with proper compositing and the inadequate sample retains in some of the remaining composites, it was thought there would be value in proceeding to get a handle on washability characteristics.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick-ness (m)	Washed Thick-ness (m)
Drill Hole EG-08-085 Upper Seam Zone
1	312599	12.50	13.00	0.50	4.74	2.18	1.93	46.98	0.96707	28.78	0.49	1.80	1.80
	312600	13.00	13.30	0.30	2.51	0.38	2.15	66.48	0.643811	19.16	0.32
	312601	13.30	13.80	0.50	3.13	0.95	1.75	40.87	0.873997	26.01	0.44
	312602	13.80	14.30	0.50	2.65	0.44	1.75	41.39	0.875792	26.06	0.44
2	312611	21.00	21.50	0.50	2.86	0.39	1.71	39.79	0.856466	46.71	0.39	1.10	1.10
	312612	21.50	22.10	0.60	3.09	0.88	1.63	32.92	0.976976	53.29	0.44
3	312615	23.60	24.00	0.40	2.61	0.40	1.80	46.02	0.718233	15.84	0.40	2.70	2.70
	312620	24.00	24.50	0.50	4.56	2.26	1.64	37.04	0.820624	18.10	0.46
	312621	24.50	25.00	0.50	4.06	1.56	1.61	31.60	0.804137	17.74	0.45
	312622	25.00	25.50	0.50	3.98	1.85	1.73	45.05	0.865628	19.09	0.48
	312623	25.50	26.00	0.50	3.41	1.28	1.59	32.37	0.794211	17.52	0.44
	312624	26.00	26.30	0.30	2.45	0.35	1.77	48.77	0.53132	11.72	0.30
4	312627	27.45	27.95	0.50	4.66	2.50	1.74	44.85	0.868101	38.39	2.50	1.25	1.05
	312628	27.95	28.50	0.55	5.39	3.10	1.83	52.85	1.006773	44.52	2.90
	312629	28.50	28.70	0.20	2.09	0.03	1.93	43.34	0.386532	17.09
Drill Hole EG-08-085 Lower Seam Zone
5	312665	44.50	45.00	0.50	2.63	0.56	1.62	37.11	0.809104	33.38	0.53	1.50	1.00
	312630	45.00	45.50	0.50	2.71	0.53	1.61	32.88	0.806533	33.27	0.53
	312631	45.50	46.00	0.50	1.84	-	1.62	36.38	0.808433	33.35
6	312632	46.40	46.90	0.50	3.43	1.33	1.82	48.41	0.908175	34.33	0.52	1.60	1.60
	312633	46.90	47.40	0.50	2.72	0.58	1.54	26.17	0.769577	29.09	0.44
	312634	47.40	48.00	0.60	2.61	0.55	1.61	30.76	0.967426	36.57	0.55
7	312635	48.30	48.55	0.25	2.10	0.07	1.72	40.43	0.430638	23.30		1.10	0.85
	312636	48.55	49.00	0.45	3.02	0.70	1.67	35.78	0.751192	40.65	0.65
	312637	49.00	49.40	0.40	2.67	0.58	1.67	36.47	0.666046	36.04	0.58
8	312641	51.00	51.50	0.50	5.90	2.24	1.62	30.44	0.808574	33.51	1.44	1.50	1.50
	312642	51.50	52.00	0.50	3.48	1.42	1.59	32.66	0.796856	33.03	1.42
	312643	52.00	52.50	0.50	4.49	2.35	1.61	33.96	0.807433	33.46	1.44
9	312645	54.50	54.75	0.25	1.37	-	1.62	31.71	0.403899	8.96		3.00	2.10
	312656	54.75	55.00	0.25	2.22	0.18	1.71	44.10	0.428688	9.51
	312657	55.20	55.40	0.20	1.61	-	1.53	29.26	0.306938	6.81
	312646	55.40	55.90	0.50	3.89	1.57	1.56	33.84	0.778409	17.26	1.57
	312647	55.90	56.40	0.50	3.79	1.73	1.57	31.09	0.783399	17.37	1.58
	312648	56.40	57.00	0.60	5.28	3.18	1.67	40.02	0.999424	22.16	2.02
	312649	57.00	57.50	0.50	3.96	1.91	1.62	38.01	0.808533	17.93	1.63

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick-ness (m)	Washed Thick-ness (m)
10	312658	57.90	58.40	0.50	4.12	1.81	1.63	37.87	0.813399	25.20	1.16	1.90	1.90
	312659	58.40	58.90	0.50	3.86	1.78	1.71	42.19	0.854753	26.48	1.22
	312660	58.90	59.40	0.50	4.43	2.36	1.70	38.76	0.847545	26.26	1.21
	312661	59.40	59.80	0.40	3.07	1.02	1.78	48.30	0.712378	22.07	1.02
11	312666	63.00	63.50	0.50	3.79	1.39	1.70	43.35	0.847776	18.80	1.39	3.00	3.00
	312667	63.50	64.00	0.50	4.22	2.06	1.72	47.30	0.859288	19.06	1.41
	312685	64.00	64.50	0.50	4.45	2.22	1.66	41.02	0.830098	18.41	1.36
	312668	64.50	65.00	0.50	3.42	2.27	1.64	35.51	0.820386	18.20	1.35
	312686	65.30	65.70	0.40	3.51	1.44	1.66	39.78	0.664011	14.73	1.09
	312687	65.70	66.00	0.30	3.26	0.94	1.62	39.46	0.487111	10.80	0.80
Drill Hole EG-08-087 Upper Seam Zone
12	312724	38.90	39.20	0.30	1.90	-	1.81	53.03	0.54354			2.50	2.00
	312726	39.40	39.90	0.50	4.32	2.1	1.70	46.35	0.847585	23.58	1.36
	312727	39.90	40.40	0.50	4.12	1.93	1.68	42.76	0.84117	23.40	1.35
	312728	40.40	40.90	0.50	4.87	2.49	1.87	56.44	0.936483	26.05	1.51
	312729	40.90	41.40	0.50	3.85	1.56	1.94	52.87	0.969201	26.96	1.56
Drill Hole EG-08-087 Lower Seam Zone
13	312735	63.90	64.40	0.50	3.82	1.28	1.61	36.64	0.806452	16.86	0.92	5.90	2.85
	312736	64.40	64.90	0.50	4.04	1.63	1.75	34.30	0.877193	18.34	1.00
	312737	64.90	65.40	0.50	4.03	1.9	1.61	49.22	0.805155	16.84	0.91
	312738	65.40	65.90	0.50	4.08	1.92	1.94	57.22	0.970975	20.30	1.10
	312739	65.90	66.40	0.50	3.20	1.06	1.49	25.89	0.746976	15.62	0.85
	312740	66.40	66.75	0.35	2.74	0.65	1.64	39.94	0.575722	12.04	0.65
	312741	66.75	67.15	0.40	2.12	0.02	1.49	25.91	0.597521
	312742	68.00	68.40	0.40	2.30	0.15	1.68	44.10	0.671115
	312743	68.40	68.90	0.50	2.33	0.15	1.60	34.61	0.79813
14	312745	70.70	71.20	0.50	3.35	1.00	1.56	30.21	0.778366	37.50	1.00	2.30	1.30
	312746	71.20	71.40	0.20	1.34	-	1.69	41.24	0.338244
	312747	71.50	72.00	0.50	4.55	2.45	1.60	31.22	0.797727	38.44	1.02
	312748	72.00	72.30	0.30	3.87	1.75	1.66	36.60	0.499394	24.06	0.64
	312749	72.40	72.70	0.30	2.26	0.21	1.56	27.64	0.46743
	312750	72.70	73.00	0.30	1.88	-	1.54	26.39	0.463367

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick-ness (m)	Washed Thick-ness (m)
15	312751	74.35	74.80	0.45	3.17	1.08	1.80	49.75	0.810446	26.60	0.97	2.00	2.00
	312752	74.90	75.40	0.50	3.76	1.61	1.55	27.12	0.776145	25.47	0.93
	312753	75.40	75.85	0.45	3.53	1.42	1.56	30.39	0.702984	23.07	0.84
	312754	75.85	76.35	0.50	2.97	0.91	1.52	25.83	0.757652	24.86	0.91
16	312756	77.40	77.90	0.50	2.86	0.82	1.58	32.70	0.788731			1.90	0.00
	312757	77.90	79.30	1.40	2.20	0.14	1.59	33.91	2.228858
17	312758	79.50	79.90	0.40	2.05	-	1.52	26.35	0.607445			4.40	2.50
	312759	79.90	80.30	0.40	2.53	0.47	1.85	52.90	0.741445
	312760	80.30	80.70	0.40	3.57	1.50	1.58	32.73	0.632633
	312761	80.70	81.00	0.30	1.12	-	1.52	27.06	0.457016
	312762	81.00	81.40	0.40	1.59	-	1.53	29.54	0.613815
	312763	81.40	81.90	0.50	3.73	1.67	1.51	24.88	0.756431	19.13	0.82
	312764	81.90	82.40	0.50	3.64	1.57	1.59	33.89	0.793889	20.08	0.87
	312765	82.40	82.90	0.50	3.30	0.88	1.62	35.27	0.807547	20.42	0.88
	312766	82.90	83.40	0.50	4.42	2.35	1.58	31.69	0.790396	19.99	0.86
	312767	83.40	83.90	0.50	3.79	1.72	1.61	35.74	0.805848	20.38	0.88
18	312768	83.90	84.40	0.50	3.59	1.40	1.78	46.75	0.887628	14.72	1.40	3.50	3.50
	312769	84.40	84.90	0.50	4.32	2.23	1.66	39.68	0.828796	13.74	1.31
	312770	84.90	85.40	0.50	5.93	3.79	1.79	50.71	0.897147	14.87	1.42
	312771	85.40	85.90	0.50	4.92	2.70	1.72	44.31	0.860109	14.26	1.36
	312772	85.90	86.40	0.50	5.24	2.93	1.73	42.07	0.862727	14.30	1.36
	312773	86.40	86.90	0.50	4.47	2.24	1.74	47.31	0.872151	14.46	1.38
	312774	86.90	87.40	0.50	4.75	2.60	1.65	39.96	0.82306	13.65	1.30
19	312775	87.90	88.40	0.50	3.54	1.16	1.83	54.50	0.915983	10.64	1.16	5.00	5.00
	312776	88.40	88.90	0.50	3.93	1.88	1.74	45.51	0.869936	10.10	1.10
	312777	88.90	89.40	0.50	5.41	3.30	1.76	46.45	0.882153	10.24	1.12
	312778	89.40	89.90	0.50	5.18	2.90	1.78	49.63	0.887539	10.31	1.12
	312779	89.90	90.40	0.50	3.85	1.57	1.74	47.08	0.871976	10.13	1.10
	312780	90.40	90.90	0.50	4.55	2.28	1.69	41.21	0.843727	9.80	1.07
	312781	90.90	91.40	0.50	4.79	2.55	1.68	40.37	0.838606	9.74	1.06
	312782	91.40	91.90	0.50	3.64	1.46	1.62	37.22	0.810504	9.41	1.03
	312783	91.90	92.40	0.50	3.51	1.25	1.62	36.57	0.807918	9.38	1.02
	312784	92.40	92.90	0.50	5.13	2.65	1.77	48.71	0.88284	10.25	1.12

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

A full range of floats from 1.30 to 2.0 SG were obtained for the 2.36 mm x 60 mesh (250 µ) size fraction and froth tests were done at 30, 60 and 90 seconds for the 60 mesh x 0 fraction.  The results of the float sink testing indicate a difficult coal to wash with a high middlings component.  Table 16.2.2 shows the original lab washability results with cumulative results added.  The data was reviewed and summary graphs prepared showing predicted yield from raw ash for product (clean coal) ashes of 15% and 20%, Figure 16.2.1 and Figure 16.2.3 respectively combines both graphs to show the comparison on one plot.

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 1 F1.30	no Float	no Float	no Float	no Float	no Float	1.30
Comp 1 F1.35	2.79	1.24	0.84	0.0	1.05	1.35	1.05	2.79	1.24	0.84
Comp 1 F1.40	2.90	2.88	0.78	0.0	3.53	1.40	4.59	2.88	2.50	0.80
Comp 1 F1.45	4.93	8.22	0.64	0.0	2.88	1.45	7.46	3.67	4.71	0.73
Comp 1 F1.50	6.55	11.93	0.57	0.0	4.73	1.50	12.19	4.79	7.51	0.67
Comp 1 F1.55	6.90	15.81	0.46	0.0	7.70	1.55	19.89	5.60	10.73	0.59
Comp 1 F1.60	6.49	21.71	0.34	0.0	9.74	1.60	29.63	5.89	14.34	0.51
Comp 1 F1.70	5.51	29.57	0.19	0.0	12.19	1.70	41.83	5.78	18.78	0.42
Comp 1 F1.80	4.28	39.75	0.07	0.0	12.18	1.80	54.01	5.44	23.51	0.34
Comp 1 F2.00	3.52	52.52	0.01	0.0	16.67	2.00	70.67	4.99	30.35	0.26
Comp 1 S2.00	5.25	75.77	N.R	N.R	29.33		100.00	5.06	43.67
Comp 2 F1.30	1.39	1.12	1.19	1.0	2.78	1.30	2.78	1.39	1.12	1.19
Comp 2 F1.35	1.38	2.84	1.31	0.5	6.25	1.35	9.04	1.38	2.31	1.27
Comp 2 F1.40	1.24	9.36	1.17	0.5	5.81	1.40	14.85	1.33	5.07	1.23
Comp 2 F1.45	1.24	15.38	1.13	0.5	9.64	1.45	24.48	1.29	9.13	1.19
Comp 2 F1.50	1.28	21.47	1.11	0.0	12.99	1.50	37.47	1.29	13.40	1.16
Comp 2 F1.55	1.30	26.82	1.06	0.0	10.77	1.55	48.24	1.29	16.40	1.14
Comp 2 F1.60	1.24	32.37	0.97	0.0	10.84	1.60	59.08	1.28	19.33	1.11
Comp 2 F1.70	1.27	38.81	0.90	0.0	13.06	1.70	72.13	1.28	22.86	1.07

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 2 F1.80	1.46	46.55	0.83	0.0	8.57	1.80	80.70	1.30	25.37	1.04
Comp 2 F2.00	1.44	58.26	0.86	0.0	5.83	2.00	86.54	1.31	27.59	1.03
Comp 2 S2.00	2.52	78.72	N.R	N.R	13.46		100.00	1.47	34.47
Comp 3 F1.30	1.42	1.61	1.52	1.0	5.18	1.30	5.18	1.42	1.61	1.52
Comp 3 F1.35	1.31	4.56	1.57	0.5	4.35	1.35	9.53	1.37	2.95	1.54
Comp 3 F1.40	1.27	10.51	1.52	0.5	6.79	1.40	16.33	1.33	6.10	1.53
Comp 3 F1.45	1.33	16.43	1.50	0.5	10.33	1.45	26.65	1.33	10.10	1.52
Comp 3 F1.50	1.38	22.12	1.51	0.5	9.39	1.50	36.04	1.34	13.23	1.52
Comp 3 F1.55	1.34	27.36	1.57	0.5	7.51	1.55	43.55	1.34	15.67	1.53
Comp 3 F1.60	1.46	32.76	1.53	0.0	8.12	1.60	51.67	1.36	18.36	1.53
Comp 3 F1.70	2.09	39.59	1.22	0.0	10.77	1.70	62.44	1.49	22.02	1.47
Comp 3 F1.80	1.73	48.42	1.15	0.0	11.13	1.80	73.57	1.52	26.01	1.42
Comp 3 F2.00	2.93	58.07	0.99	0.0	10.92	2.00	84.49	1.71	30.15	1.37
Comp 3 S2.00	4.19	75.66	N.R	N.R	15.51		100.00	2.09	37.21
Comp 4 F1.30	insufficient	insufficient	1.39	insufficient	0.17	1.30	0.17			1.39
Comp 4 F1.35	1.22	5.74	1.48	2.5	2.36	1.35	2.53	1.14	5.34	1.47
Comp 4 F1.40	2.19	10.44	1.54	1.5	3.14	1.40	5.67	1.72	8.17	1.51
Comp 4 F1.45	1.30	16.41	1.67	1.0	5.62	1.45	11.29	1.51	12.27	1.59
Comp 4 F1.50	1.07	21.36	1.69	1.0	7.33	1.50	18.62	1.34	15.84	1.63
Comp 4 F1.55	1.12	26.85	1.70	1.0	7.92	1.55	26.53	1.27	19.13	1.65
Comp 4 F1.60	1.23	31.91	1.61	0.5	7.10	1.60	33.63	1.26	21.83	1.64
Comp 4 F1.70	1.69	39.23	1.42	0.5	10.46	1.70	44.09	1.37	25.95	1.59
Comp 4 F1.80	1.75	48.01	1.05	0.5	9.34	1.80	53.42	1.43	29.81	1.49
Comp 4 F2.00	1.94	60.54	0.68	0.5	18.79	2.00	72.21	1.56	37.80	1.28
Comp 4 S2.00	4.85	78.17	N.R	N.R	27.79		100.00	2.48	49.02
Comp 5 F1.30	1.34	4.30	0.89	4.0	7.20	1.30	7.20	1.34	4.30	0.89
Comp 5 F1.35	1.36	10.58	0.80	2.0	5.25	1.35	12.45	1.35	6.95	0.86
Comp 5 F1.40	1.36	15.01	0.74	1.0	7.77	1.40	20.22	1.35	10.05	0.81
Comp 5 F1.45	1.43	20.18	0.66	1.0	9.18	1.45	29.40	1.38	13.21	0.76
Comp 5 F1.50	1.43	25.04	0.63	1.0	10.10	1.50	39.51	1.39	16.24	0.73
Comp 5 F1.55	2.17	28.95	0.39	1.0	8.84	1.55	48.34	1.53	18.56	0.67
Comp 5 F1.60	1.83	34.32	0.49	0.5	10.41	1.60	58.75	1.59	21.35	0.64
Comp 5 F1.70	2.38	40.20	0.24	0.5	13.33	1.70	72.08	1.73	24.84	0.56
Comp 5 F1.80	2.63	49.23	0.06	0.5	10.42	1.80	82.50	1.85	27.92	0.50
Comp 5 F2.00	2.40	59.38	0.05	0.5	10.98	2.00	93.48	1.91	31.61	0.45

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 5 S2.00	3.83	74.36	N.R	N.R	6.52		100.00	2.04	34.40
Comp 6 F1.30	1.40	3.26	1.18	6.5	6.20	1.30	6.20	1.40	3.26	1.18
Comp 6 F1.35	1.43	8.94	1.32	4.5	4.13	1.35	10.33	1.41	5.53	1.23
Comp 6 F1.40	1.36	13.93	1.46	1.0	4.93	1.40	15.26	1.39	8.24	1.31
Comp 6 F1.45	1.49	18.98	1.40	1.0	9.01	1.45	24.28	1.43	12.23	1.34
Comp 6 F1.50	1.63	23.70	1.31	1.0	8.34	1.50	32.62	1.48	15.16	1.33
Comp 6 F1.55	1.78	28.42	1.24	1.0	8.22	1.55	40.84	1.54	17.83	1.31
Comp 6 F1.60	2.18	33.28	1.09	0.5	9.57	1.60	50.41	1.66	20.76	1.27
Comp 6 F1.70	2.37	39.95	0.99	0.5	13.21	1.70	63.62	1.81	24.75	1.21
Comp 6 F1.80	2.36	48.08	0.82	0.5	9.80	1.80	73.42	1.88	27.86	1.16
Comp 6 F2.00	3.15	57.77	0.46	0.0	9.36	2.00	82.78	2.03	31.24	1.08
Comp 6 S2.00	5.18	72.55	N.R	N.R	17.22		100.00	2.57	38.36
Comp 7 F1.30	1.35	5.13	1.14	6.0	3.09	1.30	3.09	1.35	5.13	1.14
Comp 7 F1.35	1.30	9.86	1.09	5.0	3.70	1.35	6.78	1.32	7.71	1.11
Comp 7 F1.40	1.29	15.02	1.03	3.0	5.60	1.40	12.38	1.31	11.01	1.07
Comp 7 F1.45	1.40	20.03	0.94	1.5	6.23	1.45	18.61	1.34	14.03	1.03
Comp 7 F1.50	1.42	25.09	0.82	1.0	9.59	1.50	28.20	1.37	17.79	0.96
Comp 7 F1.55	1.84	29.01	0.62	1.0	13.54	1.55	41.74	1.52	21.43	0.85
Comp 7 F1.60	1.87	33.55	0.58	0.5	14.62	1.60	56.36	1.61	24.57	0.78
Comp 7 F1.70	2.28	39.43	0.40	0.5	19.03	1.70	75.39	1.78	28.32	0.68
Comp 7 F1.80	2.08	47.14	0.42	0.0	9.26	1.80	84.65	1.81	30.38	0.65
Comp 7 F2.00	3.23	56.92	0.62	0.0	6.26	2.00	90.91	1.91	32.21	0.65
Comp 7 S2.00	3.23	70.54	N.R	N.R	9.09		100.00	2.03	35.69
Comp 8 F1.30	1.52	5.56	0.96	5.0	5.36	1.30	5.36	1.52	5.56	0.96
Comp 8 F1.35	1.45	10.01	0.87	3.5	4.29	1.35	9.65	1.49	7.54	0.92
Comp 8 F1.40	1.57	14.50	0.89	3.5	7.65	1.40	17.30	1.52	10.62	0.91
Comp 8 F1.45	1.73	20.34	0.71	1.0	18.66	1.45	35.97	1.63	15.66	0.81
Comp 8 F1.50	1.68	24.66	0.66	1.0	11.94	1.50	47.91	1.64	17.90	0.77
Comp 8 F1.55	1.99	28.88	0.57	1.0	11.85	1.55	59.76	1.71	20.08	0.73
Comp 8 F1.60	2.14	34.43	0.53	0.5	10.62	1.60	70.38	1.78	22.25	0.70
Comp 8 F1.70	2.00	41.56	0.53	0.5	10.08	1.70	80.46	1.81	24.66	0.68
Comp 8 F1.80	2.26	49.59	0.41	0.5	8.35	1.80	88.80	1.85	27.01	0.65
Comp 8 F2.00	2.75	57.77	0.41	0.0	5.22	2.00	94.02	1.90	28.71	0.64
Comp 8 S2.00	2.64	63.88	N.R	N.R	5.98		100.00	1.94	30.82
Comp 9 F1.30	1.73	5.73	1.05	5.5	4.85	1.30	4.85	1.73	5.73	1.05
Comp 9 F1.35	1.82	9.85	0.89	4.0	3.32	1.35	8.18	1.77	7.40	0.99

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 9 F1.40	1.34	15.52	0.97	2.0	7.66	1.40	15.84	1.56	11.33	0.98
Comp 9 F1.45	1.61	20.41	0.87	1.0	10.28	1.45	26.11	1.58	14.90	0.94
Comp 9 F1.50	1.67	25.34	0.84	1.0	13.76	1.50	39.88	1.61	18.51	0.91
Comp 9 F1.55	1.78	29.69	0.82	1.0	11.08	1.55	50.96	1.65	20.94	0.89
Comp 9 F1.60	2.10	34.14	0.72	0.5	11.81	1.60	62.77	1.73	23.42	0.86
Comp 9 F1.70	2.29	40.88	0.58	0.5	17.14	1.70	79.92	1.85	27.17	0.80
Comp 9 F1.80	2.24	49.38	0.62	0.5	7.94	1.80	87.86	1.89	29.17	0.78
Comp 9 F2.00	4.12	56.88	0.20	0.0	4.42	2.00	92.28	1.99	30.50	0.75
Comp 9 S2.00	4.21	73.94	N.R	N.R	7.72		100.00	2.17	33.85
Comp 10 F1.30	3.18	3.44	1.04	3.5	4.37	1.30	4.37	3.18	3.44	1.04
Comp 10 F1.35	2.83	8.17	1.02	3.0	1.07	1.35	5.44	3.11	4.37	1.04
Comp 10 F1.40	2.39	14.71	0.91	1.5	1.79	1.40	7.23	2.94	6.92	1.00
Comp 10 F1.45	2.67	20.93	0.71	1.0	3.39	1.45	10.62	2.85	11.39	0.91
Comp 10 F1.50	2.79	26.48	0.66	0.5	5.76	1.50	16.38	2.83	16.70	0.82
Comp 10 F1.55	2.77	30.01	0.62	0.5	7.73	1.55	24.11	2.81	20.97	0.76
Comp 10 F1.60	2.94	35.85	0.44	0.5	17.63	1.60	41.74	2.86	27.25	0.62
Comp 10 F1.70	3.38	42.18	0.38	0.5	30.20	1.70	71.94	3.08	33.52	0.52
Comp 10 F1.80	3.64	49.12	0.40	0.5	14.03	1.80	85.97	3.17	36.07	0.50
Comp 10 F2.00	3.61	58.30	0.92	0.0	6.55	2.00	92.52	3.20	37.64	0.53
Comp 10 S2.00	2.83	67.90	N.R	N.R	7.48		100.00	3.18	39.91
Comp 11 F1.30	1.98	2.40	0.92	7.0	1.39	1.30	1.39	1.98	2.40	0.92
Comp 11 F1.35	1.92	8.27	0.84	6.0	1.51	1.35	2.90	1.95	5.46	0.88
Comp 11 F1.40	1.78	14.50	0.74	3.5	2.62	1.40	5.52	1.87	9.74	0.81
Comp 11 F1.45	1.72	20.47	0.66	2.0	5.76	1.45	11.28	1.79	15.22	0.74
Comp 11 F1.50	1.62	25.19	0.51	1.0	8.71	1.50	20.00	1.72	19.57	0.64
Comp 11 F1.55	1.90	29.54	0.40	1.0	13.07	1.55	33.06	1.79	23.51	0.54
Comp 11 F1.60	2.23	34.31	0.30	1.0	19.00	1.60	52.06	1.95	27.45	0.46
Comp 11 F1.70	2.66	40.51	0.17	1.0	16.73	1.70	68.80	2.12	30.63	0.39
Comp 11 F1.80	2.89	48.48	0.01	0.5	12.60	1.80	81.40	2.24	33.39	0.33
Comp 11 F2.00	4.38	57.29	0.01	0.0	8.20	2.00	89.59	2.44	35.58	0.30
Comp 11 S2.00	4.91	75.21	N.R	N.R	10.41		100.00	2.69	39.70
Comp 12 F1.30	1.18	2.84	1.14	5.5	0.71	1.30	0.71	1.18	2.84	1.14
Comp 12 F1.35	1.24	5.95	1.54	4.5	1.57	1.35	2.28	1.22	4.98	1.41
Comp 12 F1.40	1.21	11.61	1.36	2.0	3.25	1.40	5.53	1.22	8.88	1.38
Comp 12 F1.45	1.18	15.40	1.37	1.0	5.29	1.45	10.82	1.20	12.06	1.38
Comp 12 F1.50	1.35	20.84	1.42	1.0	7.03	1.50	17.85	1.26	15.52	1.39

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 12 F1.55	1.38	25.92	1.48	1.0	5.48	1.55	23.33	1.29	17.96	1.41
Comp 12 F1.60	1.73	31.03	1.28	1.0	7.31	1.60	30.64	1.39	21.08	1.38
Comp 12 F1.70	2.73	38.27	1.06	0.5	8.73	1.70	39.37	1.69	24.89	1.31
Comp 12 F1.80	3.00	47.42	0.80	0.5	9.18	1.80	48.55	1.94	29.15	1.21
Comp 12 F2.00	4.07	58.33	0.09	0.5	18.58	2.00	67.13	2.53	37.23	0.90
Comp 12 S2.00	4.57	73.97	N.R	N.R	32.87		100.00	3.20	49.31
Comp 13 F1.30	1.45	2.40	1.00	4.0	2.34	1.30	2.34	1.45	2.40	1.00
Comp 13 F1.35	1.47	7.66	1.11	2.5	3.13	1.35	5.47	1.46	5.41	1.06
Comp 13 F1.40	1.45	13.82	1.15	1.5	7.60	1.40	13.07	1.45	10.30	1.11
Comp 13 F1.45	1.53	18.57	1.09	1.0	8.72	1.45	21.79	1.48	13.61	1.10
Comp 13 F1.50	1.92	23.41	0.92	1.0	9.49	1.50	31.28	1.62	16.58	1.05
Comp 13 F1.55	2.17	28.45	0.83	1.0	9.61	1.55	40.89	1.75	19.37	1.00
Comp 13 F1.60	2.77	33.50	0.70	0.5	10.64	1.60	51.53	1.96	22.29	0.94
Comp 13 F1.70	3.22	39.78	0.49	0.5	9.68	1.70	61.21	2.16	25.05	0.87
Comp 13 F1.80	4.41	47.11	0.14	0.5	8.45	1.80	69.66	2.43	27.73	0.78
Comp 13 F2.00	5.89	56.92	0.01	0.0	12.88	2.00	82.54	2.97	32.28	0.66
Comp 13 S2.00	6.15	75.33	N.R	N.R	17.46		100.00	3.53	39.80
Comp 14 F1.30	1.59	2.51	1.28	5.5	1.37	1.30	1.37	1.59	2.51	1.28
Comp 14 F1.35	1.48	6.94	1.33	3.5	3.09	1.35	4.46	1.51	5.58	1.32
Comp 14 F1.40	1.40	12.79	1.26	2.0	6.52	1.40	10.98	1.45	9.86	1.28
Comp 14 F1.45	1.44	18.28	1.39	1.5	11.36	1.45	22.35	1.44	14.14	1.34
Comp 14 F1.50	1.77	22.75	1.25	1.0	12.50	1.50	34.85	1.56	17.23	1.31
Comp 14 F1.55	1.73	27.19	1.06	1.0	13.25	1.55	48.10	1.61	19.97	1.24
Comp 14 F1.60	2.28	31.52	0.81	0.5	11.29	1.60	59.39	1.73	22.17	1.16
Comp 14 F1.70	2.35	37.56	0.70	0.5	14.79	1.70	74.17	1.86	25.24	1.07
Comp 14 F1.80	2.64	45.12	0.59	0.5	9.21	1.80	83.39	1.94	27.43	1.01
Comp 14 F2.00	3.85	53.64	0.71	0.0	7.66	2.00	91.05	2.10	29.64	0.99
Comp 14 S2.00	1.87	59.26	N.R	N.R	8.95		100.00	2.08	32.29
Comp 15 F1.30	1.99	2.55	1.04	5.5	2.72	1.30	2.72	1.99	2.55	1.04
Comp 15 F1.35	1.79	7.52	0.99	5.0	4.39	1.35	7.11	1.86	5.62	1.01
Comp 15 F1.40	1.69	12.98	0.82	2.5	11.00	1.40	18.11	1.76	10.09	0.89
Comp 15 F1.45	1.78	18.58	0.70	1.0	13.12	1.45	31.23	1.77	13.66	0.81
Comp 15 F1.50	1.85	23.37	0.60	1.0	11.26	1.50	42.49	1.79	16.23	0.76
Comp 15 F1.55	2.20	27.96	0.47	1.0	9.16	1.55	51.65	1.86	18.31	0.71
Comp 15 F1.60	2.43	33.37	0.38	0.5	7.41	1.60	59.06	1.94	20.20	0.66
Comp 15 F1.70	2.66	41.03	0.44	0.5	11.71	1.70	70.77	2.06	23.65	0.63

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 15 F1.80	3.32	48.17	0.50	0.5	9.40	1.80	80.17	2.20	26.52	0.61
Comp 15 F2.00	4.88	57.03	0.37	0.0	12.56	2.00	92.73	2.57	30.66	0.58
Comp 15 S2.00	3.32	65.71	N.R	N.R	7.27		100.00	2.62	33.20
Comp 17 F1.30	1.96	2.34	1.40	5.5	5.11	1.30	5.11	1.96	2.34	1.40
Comp 17 F1.35	1.85	7.44	1.25	3.5	4.66	1.35	9.77	1.91	4.77	1.33
Comp 17 F1.40	1.90	13.91	1.14	1.5	9.04	1.40	18.81	1.91	9.17	1.24
Comp 17 F1.45	2.07	18.63	1.12	1.0	10.54	1.45	29.35	1.96	12.56	1.19
Comp 17 F1.50	2.21	23.85	1.04	1.0	13.09	1.50	42.43	2.04	16.04	1.15
Comp 17 F1.55	2.66	28.63	0.92	0.5	10.81	1.55	53.24	2.17	18.60	1.10
Comp 17 F1.60	2.98	33.06	0.80	0.5	9.95	1.60	63.19	2.29	20.88	1.05
Comp 17 F1.70	3.23	39.35	0.63	0.5	14.26	1.70	77.45	2.47	24.28	0.98
Comp 17 F1.80	3.81	47.38	0.62	0.5	9.09	1.80	86.54	2.61	26.70	0.94
Comp 17 F2.00	3.97	56.99	0.77	0.0	7.37	2.00	93.90	2.71	29.08	0.93
Comp 17 S2.00	3.69	72.82	N.R	N.R	6.10		100.00	2.77	31.75
Comp 18 F1.30	2.07	4.79	0.99	5.5	1.34	1.30	1.34	2.07	4.79	0.99
Comp 18 F1.35	2.06	9.93	0.98	3.5	1.82	1.35	3.16	2.06	7.76	0.99
Comp 18 F1.40	2.01	14.78	0.89	1.5	3.30	1.40	6.46	2.03	11.34	0.94
Comp 18 F1.45	2.05	20.34	0.79	1.0	5.52	1.45	11.98	2.04	15.49	0.87
Comp 18 F1.50	2.53	25.21	0.62	1.0	9.25	1.50	21.23	2.25	19.72	0.76
Comp 18 F1.55	2.63	29.50	0.55	1.0	11.96	1.55	33.20	2.39	23.25	0.69
Comp 18 F1.60	3.03	33.52	0.44	0.5	11.22	1.60	44.42	2.55	25.84	0.62
Comp 18 F1.70	3.59	39.50	0.30	0.5	16.37	1.70	60.78	2.83	29.52	0.54
Comp 18 F1.80	3.61	47.89	0.28	0.5	9.09	1.80	69.87	2.93	31.91	0.50
Comp 18 F2.00	4.10	57.89	0.37	0.0	10.84	2.00	80.71	3.09	35.40	0.49
Comp 18 S2.00	4.46	73.98	N.R	N.R	19.29		100.00	3.35	42.84
Comp 19 F1.30	2.44	3.37	0.95	5.0	2.21	1.30	2.21	2.44	3.37	0.95
Comp 19 F1.35	2.19	8.86	0.86	3.5	1.25	1.35	3.45	2.35	5.35	0.92
Comp 19 F1.40	2.10	15.08	0.75	2.0	2.24	1.40	5.70	2.25	9.18	0.85
Comp 19 F1.45	2.14	21.56	0.67	1.0	4.29	1.45	9.99	2.20	14.50	0.77
Comp 19 F1.50	2.26	26.77	0.57	1.0	5.96	1.50	15.95	2.23	19.09	0.70
Comp 19 F1.55	2.23	31.31	0.50	1.0	7.93	1.55	23.88	2.23	23.14	0.63
Comp 19 F1.60	2.37	35.57	0.43	1.0	10.13	1.60	34.00	2.27	26.84	0.57
Comp 19 F1.70	2.39	41.98	0.37	0.5	23.39	1.70	57.39	2.32	33.01	0.49
Comp 19 F1.80	2.72	49.86	0.29	0.5	17.73	1.80	75.11	2.41	36.99	0.44
Comp 19 F2.00	2.73	59.53	0.30	0.5	13.39	2.00	88.50	2.46	40.40	0.42
Comp 19 S2.00	4.15	75.90	N.R	N.R	11.50		100.00	2.66	44.48

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 16.2.1
Raw Ash % vs Yield % at 15% Product Ash

Figure 16.2.2
Raw Ash % vs Yield % at 20% Product Ash

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 16.2.3
Yield % at 15% and 20% Product Ash

The average and range about the washed samples are indicated in Table 16.2.3.

Table 16.2.3 Ash Average % and Range % for Washed Ash Products
	Raw Ash (%)	Wash to 15% Ash		Wash to 20% Ash
		% Yield	S.G.	% Yield	S.G.
Average	38.2	31.2	1.51	46.1	1.62
Range	30.8 - 49.3	17.6 - 45.7	1.44 - 1.64	29.8 - 61.5	1.54 - 1.74

Table 16.2.3 shows the original lab results of the froth flotation with cumulative columns for froth times added.  Results show that an average of a 20% yield while maintaining an ash level of less than 20% can be achieved from processing the fines fraction.

Table 16.2.3 Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm – 0mm)
Composite ID (-0.25mm - 0mm)	Minutes	Inherent Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)	Free Swell Index	Weight (%)	Cumulative
							Weight (%)	Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)
-0.25mm com.1 F1 (30')	30	3.96	28.00	0.73	0.0	1.63	1.63	3.96	28.00	0.73
-0.25mm com.1 F2 (60')	60	4.21	28.89	0.68	0.0	2.23	3.86	4.10	28.51	0.70
-0.25mm com.1 F3 (90')	90	4.51	28.87	0.66	0.0	1.54	5.40	4.22	28.62	0.69
-0.25mm com.1 T1		5.61	45.53			94.60	100.00
-0.25mm com.2 F1 (30')	30	1.21	11.19	1.30	0.0	18.41	18.41	1.21	11.19	1.30
-0.25mm com.2 F2 (60')	60	1.29	13.27	1.28	0.0	12.69	31.10	1.25	12.04	1.29
-0.25mm com.2 F3 (90')	90	1.28	14.31	1.24	0.0	4.10	35.20	1.25	12.31	1.29

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.3 Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm – 0mm)
Composite ID (-0.25mm - 0mm)	Minutes	Inherent Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)	Free Swell Index	Weight (%)	Cumulative
							Weight (%)	Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)
-0.25mm com.2 T1		1.38	39.36			64.80	100.00
-0.25mm com.3 F1 (30')	30	1.44	16.44	1.64	0.0	5.88	5.88	1.44	16.44	1.64
-0.25mm com.3 F2 (60')	60	1.54	17.99	1.66	0.0	3.25	9.14	1.47	16.99	1.65
-0.25mm com.3 F3 (90')	90	1.62	19.93	1.69	0.0	2.67	11.81	1.51	17.66	1.66
-0.25mm com.3 T1		1.61	40.70			88.19	100.00
-0.25mm com.4 F1 (30')	30	0.89	21.81	1.88	1.5	15.91	15.91	0.89	21.81	1.88
-0.25mm com.4 F2 (60')	60	0.99	24.60	1.85	1.5	5.20	21.11	0.91	22.50	1.87
-0.25mm com.4 F3 (90')	90	1.02	27.94	1.73	1.5	3.25	24.36	0.93	23.22	1.85
-0.25mm com.4 T1		1.39	54.27			75.64	100.00
-0.25mm com.5 F1 (30')	30	1.46	15.33	0.92	1.5	15.36	15.36	1.46	15.33	0.92
-0.25mm com.5 F2 (60')	60	1.46	15.57	0.94	1.5	8.35	23.71	1.46	15.42	0.93
-0.25mm com.5 F3 (90')	90	1.53	17.56	0.94	2.0	4.32	28.03	1.47	15.75	0.93
-0.25mm com.5 T1		1.69	38.91			71.97	100.00
-0.25mm com.6 F1 (30')	30	1.37	15.37	1.59	3.5	18.73	18.73	1.37	15.37	1.59
-0.25mm com.6 F2 (60')	60	1.46	17.64	1.61	2.0	6.13	24.86	1.39	15.93	1.59
-0.25mm com.6 F3 (90')	90	1.44	19.92	1.58	2.0	3.60	28.46	1.40	16.43	1.59
-0.25mm com.6 T1		1.76	46.45			71.54	100.00
-0.25mm com.7 F1 (30')	30	1.42	15.80	1.06	2.0	11.93	11.93	1.42	15.80	1.06
-0.25mm com.7 F2 (60')	60	1.54	17.84	1.05	1.5	9.79	21.72	1.47	16.72	1.06
-0.25mm com.7 F3 (90')	90	1.56	19.80	1.07	2.0	5.95	27.67	1.49	17.38	1.06
-0.25mm com.7 T1		1.91	38.97			72.33	100.00
-0.25mm com.8 F1 (30')	30	1.51	16.50	0.99	3.0	21.41	21.41	1.51	16.50	0.99
-0.25mm com.8 F2 (60')	60	1.66	18.64	0.98	1.5	6.83	28.23	1.54	17.02	0.99
-0.25mm com.8 F3 (90')	90	1.61	20.51	1.04	1.5	2.77	31.00	1.55	17.33	1.00
-0.25mm com.8 T1		2.03	37.65			69.00	100.00
-0.25mm com.9 F1 (30')	30	1.69	17.00	1.16	2.5	24.09	24.09	1.69	17.00	1.16
-0.25mm com.9 F2 (60')	60	1.55	20.04	1.15	1.5	7.26	31.36	1.66	17.71	1.16
-0.25mm com.9 F3 (90')	90	1.76	20.93	1.15	1.5	2.16	33.51	1.66	17.91	1.16
-0.25mm com.9 T1		2.58	42.25			66.49	100.00
-0.25mm com.10 F1 (30')	30	2.30	17.91	1.11	2.0	16.13	16.13	2.30	17.91	1.11
-0.25mm com.10 F2 (60')	60	2.35	21.59	1.11	1.5	6.78	22.92	2.32	19.00	1.11
-0.25mm com.10 F3 (90')	90	2.37	24.77	1.38	2.0	2.60	25.52	2.32	19.59	1.14
-0.25mm com.10 T1		3.33	43.50			74.48	100.00
-0.25mm com.11 F1 (30')	30	1.86	22.25	0.77	2.0	17.30	17.30	1.86	22.25	0.77
AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 16.2.3 Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm – 0mm)
Composite ID (-0.25mm - 0mm)	Minutes	Inherent Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)	Free Swell Index	Weight (%)	Cumulative
							Weight (%)	Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)
-0.25mm com.11 F2 (60')	60	1.79	25.10	0.73	2.0	4.72	22.02	1.84	22.86	0.76
-0.25mm com.11 F3 (90')	90	1.89	27.66	0.83	1.0	2.43	24.45	1.85	23.33	0.77
-0.25mm com.11 T1		2.95	44.97			75.55	100.00
-0.25mm com.12 F1 (30')	30	1.20	19.14	1.50	2.0	10.41	10.41	1.20	19.14	1.50
-0.25mm com.12 F2 (60')	60	1.20	21.89	1.47	2.0	4.45	14.86	1.20	19.96	1.49
-0.25mm com.12 F3 (90')	90	0.00	24.66	1.99	0.5	2.68	17.54	1.02	20.68	1.56
-0.25mm com.12 T1		1.70	51.99			82.46	100.00
-0.25mm com.13 F1 (30')	30	1.41	17.11	1.27	2.0	18.08	18.08	1.41	17.11	1.27
-0.25mm com.13 F2 (60')	60	1.46	19.33	1.24	2.0	7.59	25.67	1.43	17.76	1.26
-0.25mm com.13 F3 (90')	90	0.00	24.03	1.38	0.5	4.43	30.10	1.22	18.69	1.28
-0.25mm com.13 T1		2.18	47.81			69.90	100.00
-0.25mm com.14 F1 (30')	30	1.47	16.39	1.34	1.5	16.40	16.40	1.47	16.39	1.34
-0.25mm com.14 F2 (60')	60	1.47	17.87	1.35	1.5	8.63	25.03	1.47	16.90	1.35
-0.25mm com.14 F3 (90')	90	1.43	18.98	1.64	1.5	4.37	29.40	1.46	17.21	1.39
-0.25mm com.14 T1		1.82	35.95			70.60	100.00
-0.25mm com.15 F1 (30')	30	1.79	15.43	1.07	2.5	18.76	18.76	1.79	15.43	1.07
-0.25mm com.15 F2 (60')	60	1.79	16.14	1.04	2.0	5.82	24.58	1.79	15.60	1.07
-0.25mm com.15 F3 (90')	90	1.76	16.79	1.30	2.0	3.08	27.65	1.78	15.73	1.09
-0.25mm com.15 T1		2.19	39.58			72.35	100.00
-0.25mm com.17 F1 (30')	30	1.93	14.62	1.30	2.5	23.30	23.30	1.93	14.62	1.30
-0.25mm com.17 F2 (60')	60	1.98	15.53	1.62	2.0	7.25	30.55	1.94	14.84	1.37
-0.25mm com.17 F3 (90')	90	1.96	16.37	1.69	2.0	3.75	34.30	1.94	15.01	1.41
-0.25mm com.17 T1		2.62	36.76			65.70	100.00
-0.25mm com.18 F1 (30')	30	1.79	20.83	1.06	2.5	17.51	17.51	1.79	20.83	1.06
-0.25mm com.18 F2 (60')	60	1.92	22.95	1.35	2.0	4.15	21.66	1.81	21.23	1.12
-0.25mm com.18 F3 (90')	90	0.00	25.37	1.46	2.0	1.97	23.63	1.66	21.58	1.15
-0.25mm com.18 T1		2.72	50.33			76.37	100.00
-0.25mm com.19 F1 (30')	30	1.91	20.98	0.86	2.0	17.40	17.40	1.91	20.98	0.86
-0.25mm com.19 F2 (60')	60	1.99	23.75	1.04	1.5	5.49	22.88	1.93	21.65	0.90
-0.25mm com.19 F3 (90')	90	0.00	26.75	1.08	2.0	2.11	24.99	1.77	22.08	0.92
-0.25mm com.19 T1		2.62	50.29			75.01	100.00

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

16.2.3	Conclusions

This set of washability tests indicates the following for Nomkhon Bohr coals:

•
Sulphur generally is associated with the coal and therefore is enriched by washing.  Sulphur in the product analyses is around 1% which is generally regarded as the maximum acceptable for export coal without penalty.

•	Free Swell Indices increase to a moderate to strong level in the low specific gravity fractions; however, yield at the lower levels is insufficient to produce a metallurgical (coking) coal product.

•	The washabilities were done on a relatively fine coal fraction (minus 2.36 mm) and yields will generally be poorer on a run of mine size coal feed.

•	Froth releases approximately 20% of the fines fraction most of which comes off in the first 30 seconds.

•	The ash is relatively static at the three time intervals, which shows the froth to be working effectively to release the lower ash coal.

The yields are low for a 15% product ash which is the highest ash desirable for export thermal coal.  A 20% product ash was looked at for a potential local market.  It is conceivable that a local power plant designed to burn high ash coal would accept a higher ash product.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	HUGO NORTH EXTENSION DEPOSIT

17.1.1	Introduction

The Hugo North Extension on the Lookout Hill Property and the Hugo North Deposit on Ivanhoe’s adjacent Oyu Tolgoi project, to the south are both part of a single geological entity.  Because of this, the Mineral Resources of both deposits have been estimated together, as a single body, using the same parameters, composites and geological information.  At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two projects, and the tonnes and grades are reported accordingly.  In the remainder of this section, all comments apply to the combined Hugo North/Hugo North Extension Deposit, unless explicitly stated otherwise.

Mineral Resource estimates for the Hugo North Extension (and Hugo North) were originally prepared under the supervision of Harry Parker, P. Geo by AMEC consulting group in 2007.  In 2008, Scott Jackson and John Vann of Quantitative Group (QG) in Perth were asked to act as joint QP’s for the Hugo North Extension.  Rather than completely re-estimate the deposit, QG decided to complete an audit level review of the AMEC estimate and also build a parallel estimate for checking purposes.  The QG independent alternate estimate was completed using domains built by Ivanhoe.  The majority of parameters for estimation were derived independently by QG.  Whilst (as expected) the final estimates did not match exactly, the two estimates are not materially different. Global and local checks by QG suggest the estimate by AMEC is robust and suitable for public reporting of Mineral Resources.  A summary description of the estimate below is the derived from the report of 2007 Hugo North (and Hugo North Extension) estimate (Cinits and Parker, 2007).  Vann et al., (2008) contains the complete description of this estimate.

“The resource estimates were made from three-dimensional (3D) block models utilizing commercial mine planning software (MineSight).  Project limits are in truncated UTM coordinates.  Project limits are 650600–652700 E, 4766000–4768700 N, and -600 m to +1275 m elevation.  The project boundary between Hugo North and Hugo North extension is at approximately 4768100 N.  Cell size for the project was 20 m east x 20 m north x 15 m high.  The estimates are supported for the Hugo North and Hugo North Extension Deposits by 307 drill holes, including daughter holes totalling 371 172 m.  Within the Hugo North Extension there are 37 holes totalling approximately 54 546 m.suitable for reporting of Mineral Resources.

17.1.2	QG Checks on 2007 Estimate

QG checked the lithologic and structural shapes for interpretational consistency on cross-sections and plans, and found them to have been properly constructed.  The shapes were found to honor the drill data.  When reviewing the mineralized envelopes generated by Ivanhoe, QG did note that there was a slight discrepancy between the wireframe points and the drill holes intercepts suggesting that these wireframes were built with a slightly different drill hole file than that used by AMEC to build the estimates.  The likely cause of this is slight differences in how different software packages “de-survey” the down-hole survey data.  The differences noted ranged from 0.5 to 3 m in the deeper holes.  QG does not consider this to be a material problem (Figure 17.1.1 and Figure 17.1.2).

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Figure 17.1.1
Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL – QG (QG_CU2)
vs. AMEC (AMEC_CU2)

Figure 17.1.2
Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL – QG (QG_CU2)
vs. AMEC (AMEC_CU2)

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As part of the checking process, QG independently re-estimated the Hugo North deposit.  The aim of this was to satisfy QG that the AMEC estimate was robust and that QG would have generated a very similar estimate for reporting purposes.

QG’s check estimate used the same raw assay data and the same wireframes.  All other steps (e.g. compositing, coding, variography and estimation) were developed by QG.  Globally the differences (looking at various cut-offs) were generally well under 1%.  Local comparisons show very close agreement between the estimates.  See examples below from a copper and gold domain respectively.

Following the thorough checking process and independent re-estimation, QG concludes that the estimate completed in 2007 by AMEC is robust and suitable for the public reporting of Mineral Resources under the framework of NI 43-101.  QG do not consider it is necessary to use the independent QG check estimate as the official estimate because there are no material differences between it and the “current” AMEC estimate.  Scott Jackson and John Vann agree to act as QPs for the current estimate.

QG are satisfied that the reported Indicated resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

QG are satisfied that the reported Inferred resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

17.1.3	Geological Models

A close-off date of 01 November 2006 for drill hole data was utilized.

A list of key units is provided in Table 17.1.1.

Table 17.1.1 Lithology and Structural Solids and Surfaces, Hugo North Deposit
Surfaces – General
Topography
Solids/Surfaces – Lithology
Top of quartz monzodiorite (Qmd)
Base of ash flow tuff (DA2 - ign)
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Xenolithic biotite granodiorite (xBiGd)
Biotite granodiorite (BiGd) dykes
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Rhyolite (Rhy) dykes
Basalt dykes (Bas)
Surfaces – Faults
East Bat Fault
West Bat Fault North Boundary Fault

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QG checked the lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes were found to honour the drill data.

To constrain grade interpolation, Ivanhoe created 3D mineralized envelopes, or shells.  The shells were drawn manually and were based either on grade or some lithological feature.  Threshold values for the grade shells were determined by inspection of histograms and probability curves.  QG did note that there was a slight discrepancy between the wireframe points on the mineralized envelopes and the drill holes intercepts.  This suggests that the wireframes were built by Ivanhoe with a slightly different drill hole file than that used by AMEC to build the estimates.  The likely cause of this is slight differences in how difference software de-survey the down-hole survey data.  QG does not consider this to be a material problem.

Two copper shells were used: one at a 0.6% Cu grade threshold, and another shell based on a quartz-vein 15% – by volume threshold.  The quartz vein shell replaces the 2% shell that was used in the 2006 Resource model to constrain the higher-grade zone.

The quartz-vein and 2% shells roughly overlap spatially, and it was considered that the quartz-vein shell has a better geological basis to constrain the high copper grades.

Three gold shells were used: 2 at a grade threshold of 0.3 g/t Au (Main and West), and 1 at a 1 g/t Au threshold.  The 1 g/t Au shell was added (relative to the 2006 Resource Model) to help constrain better the interpolation of the high gold grades.  The 0.3 g/t Au shell has been subdivided into two zones (Main and West); in the Main zone, medium- to high-grade gold mineralization is spatially associated with medium- to high-grade copper mineralization; whereas the West zone comprises a zone of medium- to high-grade gold mineralization with associated medium- to low-grade copper grades.  The various copper and gold grade shells for the Hugo North Deposit are shown in relation to each other and key structural features in Figure 17.1.3 and Figure 17.1.4.

The solids and surfaces were used to code the drill hole data.  All the drill hole intervals outside those shells were assigned to a background domain.  Colors were assigned to drill holes based on domains; the domains were also color-coded.  A set of plans and cross-sections that displayed these color-codes were plotted and inspected to ensure the proper assignment of domains to drill holes.

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Figure 17.1.3
Hugo North Copper Grade Shells

Ivanhoe - Shivee JV Boundary
Qtz-vein shell
0.6% Cu Grade Shell
651000 E
651500 E
652000 E
652500 E
4768500 N
4768000 N
4767500 N
4767000 N
4766500 N

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Figure 17.1.4
North Gold Grade Shells

Ivanhoe-Shivee JV boundary
1 g/t Au Grade Shell
0.3g/t Au Main
Grade Shell
0.3g/t Au West
Grade Shell
651000 E
651500 E
652000 E
652500 E

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17.1.4	Composites

The drill hole assays were composited into fixed-length 5 m down-hole composites.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model.  Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold.

Bulk density data were assigned to a unique file and composited to honor lithological contacts.

17.1.5	Data Analysis

The lithologic, structural, and mineralized domains were reviewed to determine the appropriate estimation or grade interpolation parameters.

Descriptive statistics, histograms and cumulative probability plots, box plots and contact grade profile plots were summarised in Vann et al, (2008).

17.1.5.1	Estimation Domains

The data analysis showed that for grade interpolation the data should be subdivided by grade shell and lithological domain.  All inter-grade-shell contacts are hard boundaries, but some intra-grade-shell contacts were treated as hard boundaries and some as soft boundaries (see Table 17.1.2 and Table 17.1.3).

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17.1.5.2	Evaluation of Extreme Grades

Extreme grades were controlled by using outlier restriction during interpolation instead of capping (see Section 17.6).

Table 17.1.2 Hugo North Copper Intra-domain Boundary Contacts
	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
0.6% Shell
Va	Soft	Hard	Soft	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
Qtz Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

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Table 17.1.3 Hugo North Gold Intra-domain Boundary Contacts
	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Soft	Soft
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
Main Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
West Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Soft
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
1 g/t Au Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

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17.1.6	Variography

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute.  Variogram model parameters and orientation data of rotated variogram axes are shown in Table 17.1.4 to Table 17.1.7.

Table 17.1.4 Copper Variogram Parameters
Model		Zone
		Back Ground	0.6% Shell - N	0.6% Shell - S	Qtz Shell -N	Qtz Shell - S
		SPH	SPH	SPH	SPH	SPH
Sills	Nugget	0.20	0.13	0.15	0.30	0.25
	C1	0.55	0.35	0.40	0.20	0.45
	C2	0.25	0.52	0.45	0.50	0.30
Rotation Angles	Z	0	45	25	45	-15
	X	0	0	-30	0	-30
	Y	0	0	20	0	20
Ranges	Y1	17	10	15	15	30
	X1	17	15	15	15	10
	Z1	17	20	15	15	15
	Y2	200	140	220	150	200
	X2	180	100	120	100	120
	Z2	220	175	200	150	200
Notes:
•   Models are spherical (SPH) or exponential (EXP).  Traditional ranges are used for the exponential variograms.  Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17.1.5 Azimuth and Dip Angles of Rotated Variogram Axes for Copper
Zone	Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z
Background	0	0	0	0	0	90
0.6% Shell – N	45	135	0	0	0	90
0.6% Shell – S	25	105	349	-30	17	54
Qtz Shell – N	45	135	0	0	0	90
Qtz Shell – S	345	65	309	-30	17	54
Note: • Azimuths are in degrees. Dips are positive up and negative down.

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Table 17.1.6 Gold Variogram Parameters
		Zone
		Back ground - N	Back ground - S	0.3 g/t Main Shell	0.3 g/t West Shell	1 g/t Shell
Model		EXP	SPH	EXP	EXP	EXP
Sills	Nugget	0.151	0.200	0.653	0.500	0.549
	C1	0.557	0.373	0.347	0.500	0.451
	C2	0.292	0.427	-	-	-
Rotation Angles	Z	-29	50	-2	-6	-81
	X	13	-9	38	22	70
	Y	-14	-51	-72	-7	2
	Z	-9	8	-	-	-
	X	45	-31	-	-	-
	Y	24	31	-	-	-
Ranges	Y	27	70	61	469	12
	X	15	54	139	30	149
	Z	93	30	25	49	22
	Y	1333	977	-	-	-
	X	210	400	-	-	-
	Z	919	969	-	-	-
Note:
•   Models are spherical (SPH) or exponential (EXP).  Traditional ranges (short ranges) are used for the exponential variograms.  Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17.1.7 Azimuth and Dip Angles of Rotated Variogram Axes for Gold
Zone	First Structure						Second Structure
	Axis Azimuth			Axis Dip			Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z	Y	X	Z	Y	X	Z
Background - N	58	-13	331	13	105	71	351	45	99	17	204	40
Background - S	151	-50	50	-9	133	39	8	-31	81	26	319	48
0.3 g/t Main Shell	26	-48	358	38	100	14	-	-	-	-	-	-
0.3 g/t West Shell	82	-6	354	22	157	67	-	-	-	-	-	-
1 g/t Shell	11	1	279	70	101	20	-	-	-	-	-	-
Note: • Azimuths are in degrees. Dips are positive up and negative down.

The deposit displays mineralization controls that are related to the intrusive history and structural geology (faults).  The patterns of anisotropy demonstrated by the various variograms tend to be consistent with geological interpretations — particularly to any bounding structural features (faults and lithologic contacts) and quartz + sulphide vein orientation data.

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17.1.7	Model Setup

The block model size selected was 20 x 20 x 15 m.  This allowed consistency with previous modelling in the Hugo North Deposit (see Juras, 2005 and Blower, 2006).  The assays were composited into 5 m down-hole composites.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

Various coding was done on the block models in preparation for grade interpolation.  The block model was coded according to zone, lithologic domain, and grade shell.  Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock.

17.1.8	Estimation

The Hugo North estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation.

Interpolation was limited to the mineralized lithological units (Va, Ign, Qmd, and xBiGd).  Only blocks within those units were interpolated, and only composites belonging to those units were used.  Metal values within blocks belonging to all other units (post-mineral dykes and sediments) were set to zero.  Modelling consisted of grade interpolation by ordinary Kriging (KG) except for bulk density that was interpolated using inverse distance to the power of three (ID3).  Both restricted and unrestricted grades were interpolated to allow calculation of the metal removed by the outlier restriction.  Nearest-neighbour grades were also interpolated for validation purposes.  Blocks and composites were matched on estimation domain.

The search ellipsoids were oriented preferentially to the general orientation of the grade shells.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17.1.8 and Table 17.1.9.  The search strategy employed concentric expanding search ellipsoids.  The first pass used a relatively short search ellipse relative to the long axis of the variogram ellipsoid.  For the second pass, the search ellipse was increased by 50% (up to the full range of the variogram) to allow interpolation of grade into those blocks not estimated by the first pass.  A last third pass was performed using a larger search ellipsoid.

To ensure that at least two boreholes were used in the estimate, the number of composites from a single drill hole that could be used was set to one less than the minimum number of composites.

These parameters were based on the geological interpretation, data analyses, and variogram analyses.  The number of composites used in estimating grade into a model block followed a strategy that matched composite values and model blocks sharing the same ore code or domain.  The minimum and maximum number of composites was adjusted to incorporate an appropriate amount of grade smoothing.

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Blocks that fall along grade domain boundaries were assigned two or more values, one for each of the grade domains present within the block.  A final undiluted value was calculated by averaging the values for each domain within the block, weighed by the percentage of each domain within the block.  This resulted in slightly smoothed metal grades along grade shell boundaries.

For both metals, an outlier restriction of 50 m was used to control the effects of high-grade samples within the domains, particularly in the background domains where unrestricted high-grade composites tended to result in “blow outs” from extreme grade composites.  In outlier restricted kriging, outliers (i.e., values above the specified cut-off) are cut down to the specified threshold value if their distance to the interpolated block is greater than 50 m.  If the distance to the interpolated block is less than 50 m, then outliers are used at their full value.  The outlier thresholds applied were defined at the 99th percentile of their respective population.  The thresholds are shown in Table 17.1.10 and Table 17.1.11.

Table 17.1.8 Copper Search Ellipsoids for Hugo North
		Zone
		Background N	Background S	0.6% Shell - N	0.6% Shell - S	Qtz Shell N	Qtz Shell S
Rotation Angles	Z	45	0	45	25	45	-15
	X	0	0	0	-30	0	-30
	Y	0	0	0	20	0	20
Ranges - First Pass	Y	150	150	150	150	150	150
	X	100	100	50	50	35	35
	Z	150	150	150	150	150	150
Ranges - Second Pass	Y	225	225	225	225	225	225
	X	150	150	75	75	50	50
	Z	225	225	225	225	225	225
Ranges – Third Pass	Y	400	400	400	400	400	400
	X	200	200	125	150	100	100
	Z	400	400	400	400	400	400
Number of Comps	Min	4	4	4	4	4	4
	Max	15	15	15	15	15	15
	Max per DDH	3	3	3	3	3	3

Note:
•   MIN = minimum number of composites; MAX = maximum number of composites, MAX DDH = maximum number of composites derived from a single borehole; bkgrnd = background.  Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Bulk density values were interpolated into the model using an inverse-distance to the third power (ID3) estimation methodology.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17.1.2.

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Table 17.1.9 Gold Search Ellipsoids for Hugo North
		Zone
		Back Ground	0.3 g/t Main Shell - N	0.3 g/t Main Shell - S	0.3 g/t West Shell	1 g/t Shell - N	1 g/t Shell - S
Rotation Angles	Z	0	30	0	0	30	0
	X	0	0	0	0	0	0
	Y	0	0	10	0	0	10
Ranges - First Pass	Y	200	150	150	375	150	150
	X	200	25	25	50	25	25
	Z	200	150	150	50	150	150
Ranges - Second Pass	Y	300	170	170	470	170	170
	X	300	45	45	75	45	45
	Z	300	170	170	75	170	170
Ranges - Third Pass	Y	500	250	250	600	175	175
	X	500	250	250	300	175	175
	Z	500	250	250	300	175	175
Number of Comps	Min	5	5	5	5	5	5
	Max	20	20	20	20	20	20
	Max per DDH	4	4	4	4	4	4

Note:
•   MIN = minimum number of composites; MAX = maximum number of composites.  .
•   MAX DDH = maximum number of composites derived from a single borehole.  kgrnd = background.
•   Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17.1.10 Outlier Thresholds Applied to Cu Grade Domains
Grade Domain	Va Outlier Threshold (%)	Qmd Outlier Threshold (%)	Ign Outlier Threshold (%)	xBiGd Outlier Threshold (%)
Cu Qtz vein	7.5	7.0	5.5	3.5
Cu 0.6%	2.5	2.5	2.5	2.0
Background	0.7	0.85	0.85	0.7

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Table 17.1.11 Outlier Thresholds Applied to Au Grade Domains
Grade Domain	Outlier Threshold (g/t)
1 g/t Gold Zone	5.0
W Gold Zone	2.0
Main Gold Zone	2.0
Background QMD, XBiGd	0.4
Background Va	0.5
Background Ignimbrite	0.3

Table 17.1.12 Bulk Density Search Ellipsoids for Hugo North
		All Domains
Rotation Angles	Z	8
	X	-2
	Y	-31
Ranges (m)	Y	100
	X	150
	Z	450
Number of Comps	Min	4
	Max	10
	Max DDH	3

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology.  Any blocks in the model that were not interpolated were assigned a mean density based on rock type.  The mean bulk density of each lithology is shown in Table 17.1.3.

Table 17.1.13 Average Bulk Density
Lithology	Bulk Density
Va	2.87
QMD	2.76
Sediments	2.77
Ignimbrite	2.86
Rhyolite Dyke	2.77
Hornblende-biotite Andesite Dyke	2.77
BiGd	2.70
xBiGd	2.72
Basalt Dyke	2.77

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Final Au and Cu grade values were adjusted to reflect probable occurrences of internal dilution from the unmineralized post-mineral dykes and/or overlying unmineralized sediments (waste).  The final diluted value was calculated by multiplying the undiluted value by the volumetric percentage of the mineralized units within the block (weighed by the ratio of the density of the mineralized units to the average density of the block).  This resulted in the incorporation of waste dilution into blocks.  No additional manipulation of grade or recovery was applied to simulate the effects of mining.  The resources for the Hugo North Deposit were tabulated and reported using these diluted grade values.

17.1.9	Validation

17.1.9.1	Visual Inspection

A detailed visual validation of the Hugo North resource model was made by both AMEC and QG.  The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan.  Coding was found to be properly done.  Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans.  The checks showed good agreement between drill hole composite values and model cell values.  The hard boundaries between grade shells appear to have constrained grades to their respective estimation domains.  The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data.  Additional comments on the estimate and QG’s independent checks were given above in Section 17.1.2.

17.1.9.2	Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no outlier restriction) from the model with means from unrestricted nearest-neighbor estimates.  (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.)  Results, summarized in Table 17.1.14, show no problems with global bias in the estimates.

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Table 17.1.14 Global Model Mean Grade Values by Domain in Each Zone
Domain / Zone	Nearest Neighbour Estimate	Kriged Estimate	Unrestricted Kriged Estimate	Metal Reduction
Cu (%)
All Zones	1.677	1.674	1.679	0.3%
Qtz-vein Domain	3.212	3.192	3.197	0.2%
0.6%Cu Domain	1.061	1.070	1.076	0.6%
Cu background	0.222	0.229	0.233	1.7%
Au (g/t)
All Zones	0.39	0.38	0.40	3.0%
1 g/t Au Zone	1.42	1.39	1.44	3.5%
Main 0.3 g/t Au Zone	0.54	0.52	0.54	3.7%
West 0.3 g/t Au Zone	0.50	0.50	0.51	2.0%
Au Background	0.11	0.10	0.11	9.1%
Note: •The values shown in the table reflect the global mean grades in the resource model and include blocks that fall in the Joint Venture area.

Local trends in the grade estimates (grade slice or swath checks) were also checked.  This was done by plotting the mean values from the nearest-neighbor estimate versus the unrestricted kriged results for elevation (in 60 m-swaths) and for northings and eastings (both in 100 m-swaths).  The unrestricted kriged estimate should be smoother than the nearest-neighbor estimate, thus the nearest-neighbor estimate should fluctuate around the kriged estimate on the plots.  The two trends behave as predicted and show no significant differences for copper or gold in the estimates.  The elevation and northing swath plots presented as Figure 17.1.3 to Figure 17.1.6 show the trends for copper inside the quartz vein shell and gold inside the Main gold zone.  The plots are from the entire resource model and include blocks north of the Oyu Tolgoi boundary.

Figure 17.1.5
Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth – Cu Quartz-Vein Domain

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Figure 17.1.6
Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing – Cu Quartz-vein Domain

Figure 17.1.7
Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth – Au Main + 1 g/t Domains

17.1.9.3	Metal Reduction

The effective amount of metal removed by outlier restriction can be evaluated by comparing copper and gold block models kriged with and without outlier restriction.  An assessment of the metal removed by grade shell is shown in Table 17.1.14.  The quantity of copper removed ranges from 0.2% to 1.7%, and the quantity of gold removed ranges from 2% to 9%.  Those amounts of metal removed are reasonable for the type of deposit.

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Figure 17.1.8
Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing – Au Main + 1 g/t Domains

17.1.10	Mineral Resource Summary – Hugo North Extension

The Hugo North Extension Mineral Resource inventory, cut at the adjacent Oyu Tolgoi project boundary, is based on drilling as of 1 November, 2006 and reported as of the Resource Effective Date of 20 February, 2007.  The Mineral Resources are reported at various copper equivalent (CuEq) cut-offs above 0.6% copper equivalent as shown in Table 17.1.15 and include material that is classified as an Indicated and Inferred Mineral Resources.

The base case CuEq cut-off grade assumptions for each deposit were determined using operating cost estimates from similar deposits.

For consistency with previous Mineral Resource disclosures on the Lookout Hill Property, the equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold, and assuming gold recovery is 91% of copper recovery.

For convenience the formula is: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

The metal price assumptions and the adjustment for metallurgical recovery used for calculating CuEq for the Hugo North Mineral Resources stated in this report have been changed from previous reports to reflect current market conditions and technical understanding.  The copper to gold metal price ratio and recovery ratio used have resulted in no change in the calculated CuEq values as stated for the 20 February 2007 Mineral Resources.

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Table 17.1.15 Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by Ivanhoe (Effective Date 20 February 2007)
Class	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	3.5	22300000	3.68	1.43	4.59	1810000	1030000	2260000
	3	32000000	3.36	1.29	4.18	2370000	1330000	2950000
	2.5	42400000	3.08	1.17	3.83	2880000	1590000	3580000
	2	52300000	2.84	1.09	3.53	3280000	1830000	4070000
	1.5	65400000	2.56	0.96	3.17	3690000	2020000	4570000
	1.25	74300000	2.39	0.88	2.96	3920000	2100000	4850000
	1	84800000	2.22	0.80	2.73	4150000	2180000	5100000
	0.9	89700000	2.14	0.77	2.63	4230000	2220000	5200000
	0.8	96700000	2.04	0.72	2.50	4350000	2240000	5330000
	0.7	107400000	1.91	0.66	2.33	4520000	2280000	5520000
	0.6	117000000	1.80	0.61	2.19	4640000	2290000	5650000
	0.5	123900000	1.73	0.58	2.10	4730000	2310000	5740000
	0.4	130300000	1.67	0.55	2.02	4800000	2300000	5800000
	0.3	137900000	1.59	0.52	1.92	4830000	2310000	5840000
Inferred	3.5	1400000	3.32	1.03	3.98	100000	50000	120000
	3	3600000	2.97	0.88	3.53	240000	100000	280000
	2.5	5900000	2.68	0.87	3.23	350000	170000	420000
	2	11000000	2.20	0.86	2.75	530000	300000	670000
	1.5	29100000	1.73	0.58	2.10	1110000	540000	1350000
	1.25	45000000	1.55	0.46	1.84	1540000	670000	1830000
	1	62200000	1.39	0.39	1.64	1910000	780000	2250000
	0.9	70000000	1.33	0.37	1.56	2050000	830000	2410000
	0.8	78300000	1.27	0.34	1.49	2190000	860000	2570000
	0.7	87000000	1.21	0.32	1.42	2320000	900000	2720000
	0.6	95500000	1.15	0.31	1.35	2420000	950000	2840000
	0.5	105200000	1.09	0.29	1.27	2530000	980000	2950000
	0.4	127600000	0.96	0.26	1.13	2700000	1070000	3180000
	0.3	152400000	0.85	0.23	1.00	2860000	1130000	3360000
Notes:
•*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold);  CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.  The equivalence formula was calculated assuming that gold recovery was 90.8% of copper recovery.

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17.2	HERUGA DEPOSIT

17.2.1	Introduction

This Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  The estimates were in the form of three-dimensional (3D) block models utilizing commercial mine planning software (Datamine).  The project area limits and the block sizes used are shown in Table 17.2.1.

Table 17.2.1 Project Area Limits and Block Size
	Min	Max	Block Size (m)
X (UTM)	646500	648550	20
Y (UTM)	4757500	5759900	20
Z (AMSL)	-700	1250	15

17.2.2	Geologic Models

A close-off date of 21 June 2009 was used for the drill hole data used in the Heruga Resource update.  The Effective Date for reporting the resource was 30 March 2010.

Ivanhoe created three dimensional shapes or wireframes of the major geological features of the Heruga deposit and these are listed in Table 17.2.2.  The key geological features impacting on resource estimation are:

•	Sub-vertical post-mineralisation faults.

•	Devonian host lithologies, primarily augite basalt and quartz monzodiorite.

•	Poorly mineralised “late” quartz monzodiorite.

•	Poorly mineralised hornblende-biotite-andesite and biotite-granodiorite dykes.

To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

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Table 17.2.2 Lithology and Structural Solids and Surfaces, Heruga Deposit
Surfaces – General
Topography
Solids/Surfaces – Lithology
Quartz Mondoziorite
Late Quartz Monzodiorite
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Biotite granodiorite (BiGd)
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Surfaces – Faults
West Bor Tolgoi Fault
Central Bor Tolgoi Fault East Bor Tolgoi Fault
South Sparrow Fault

QG checked the grade and mineralized shapes for interpretational consistency on section, in plan and in three dimensions, and found them to have been properly constructed.  The shapes were found to honour the drill data and interpreted geology, and QG accepted them as an appropriate basis for the estimation process.

The solids and surfaces were used by Ivanhoe to code the drill-hole data.  All the drill-hole intervals outside those shells were assigned to a background domain.  A set of plans and cross-sections that displayed color-coded drill holes were plotted and inspected to ensure the proper assignment of domains to drill holes.  The faulting at Heruga is interpreted to have had considerable movement as demonstrated by the displacement of the overlying sedimentary and volcanic rocks.  For this reason, the fault surfaces were used to define four separate structural domains for grade estimation.  Copper, gold and molybdenum grade shells are shown in Figure 17.2.2 and Figure 17.2.4.

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Figure 17.2.1
Plan View of Heruga Structural Domains

Oyu Tolgoi - Heruga Deposit
Structural Domains
Scale 1:15000.0
Date: 13/10/09
Time: 12:17
647500
4760000
4760000
Heruga North Fault
Domain 1000
Domain 2000
Bor Tolgoi Fault
West Bor Tolgoi Fault
Domain 4000
Domain 3000
Domain 5000
South Bor Tolgoi Fault
4757500
4757500
647500

.

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Figure 17.2.2
Heruga Copper Grade Shell

Oyu Tolgoi - Hugo Deposit
0.3% Copper Shell
Scale 1:15000.0
Date: 13/10/09
Time: 14:46
N
4760000
4760000
4757500
4757500
647500
647500

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Figure 17.2.3
Heruga Gold Grade Shells

Oyu Tolgoi - Heruga Deposit
Gold Shells
Scale 1:15000.0
Date: 13/10/09
Time: 14:37
N
647500
4760000
4760000
4757500
4757500
647500

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Figure 17.2.4
Heruga Molybdenum Grade Shells

Oyu Tolgoi - Heruga Deposit
Molybdenum Shell
Scale 1:15000.0
Date: 15/10/09
Time: 14:42
N
647500
4760000
4760000
4757500
4757500
647500

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17.2.3	Composites

The drill hole assays were composited into fixed-length, 5 m down-hole composites, a size which was considered appropriate when taking into account estimation block size, required lithological resolution and probable mining method.  This compositing honoured the domain zones by breaking the composites on the domain boundary.  The domains used in compositing were a combination of the grade shells and lithological domains.  Intervals less than 5 m in length represented individual residual composites from end-of-hole or end-of-domain intervals.  Composites that were less than 2 m long were removed from the dataset that was used in interpolation.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model.  Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold and 10 ppm for molybdenum.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

17.2.4	Data Analysis

Data analysis was completed on both the raw data (original 2 m assays) and the 5 m composites.  In both cases, analysis was done on individual lithologies inside and outside the grade shells, as well as independently of the grade shells.  The relationship between grade and lithology was studied using descriptive statistics, box plots, histograms, CDFs and grade contact plots.

17.2.4.1	Histograms and Cumulative Frequency Plots

Histograms and cumulative probability plots display the frequency distribution of a given variable and demonstrate graphically how frequency changes with increasing grade.  With histograms, the grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin.  Cumulative frequency or cumulative distribution function (CDF) diagrams demonstrate the relationship between the cumulative frequency (expressed as a percentile or probability) and grade on a logarithmic scale.  They are useful for characterizing grade distributions and identifying whether or not there are multiple populations within a data set.

The statistics of the copper, gold and molybdenum are summarized in Table 17.2.3, Table 17.2.4 and Table 17.2.5 respectively, for the 5 m composites at Heruga.  In these tables CV = coefficient of variation (standard deviation/mean), a measure of relative variability.  Extreme values or outliers were capped (or top-cut) prior to compositing the data which has reduced both the skewness and the CV of the populations.

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Table 17.2.3 Heruga Statistics for 5 m Composites – Cu % Data
Lithology(*)	Cu Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	114	0.001	0.37	0.03	1.55
Va	Bkg	2000	1058	0.001	3.11	0.19	0.93
LQmd	Bkg	2000	245	0.001	0.17	0.01	1.73
Va + Qmd	0.3%	2000	1246	0.001	2.91	0.52	0.57
Va	Bkg	3000	92	0.001	0.67	0.06	2.54
Va	Bkg	4000	579	0.001	1.21	0.17	0.97
Va	0.3%	4000	1051	0.001	1.88	0.52	0.51
LQmd	0.3%	4000	12	0.001	0.04	0.01	1.86
Va	Bkg	5000	175	0.001	0.51	0.10	0.85
Va	0.3%	5000	253	0.001	1.53	0.35	0.54
Va	Bkg	1000	114	0.001	0.37	0.03	1.55
• (*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

Table 17.2.4 Heruga Statistics for 5 m Composites – Au g/t Data
Lithology(*)	Au Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	116	0.01	1.36	0.10	1.72
Va	Bkg	2000	1381	0.01	2.55	0.19	1.01
LQmd	Bkg	2000	208	0.01	0.87	0.04	2.55
Va + Qmd	0.3 g/t	2000	540	0.01	2.90	0.45	0.63
LQmd	0.3 g/t	2000	14	0.01	0.01	0.01	0.00
Va + Qmd	0.7 g/t	2000	385	0.01	7.46	1.21	0.88
LQmd	0.7 g/t	2000	29	0.01	0.27	0.02	2.53
Va	Bkg	3000	91	0.01	0.47	0.09	1.43
Va	0.3 g/t	3000	2	0.41	1.29	0.85	0.52
Va	Bkg	4000	978	0.01	2.05	0.17	0.89
LQmd	Bkg	4000	13	0.01	0.03	0.01	0.50
Va	0.3 g/t	4000	402	0.01	2.18	0.49	0.59
Va	0.7 g/t	4000	258	0.09	6.64	1.28	0.67
Va	Bkg	5000	307	0.01	0.93	0.16	0.80
Va	0.3 g/t	5000	120	0.01	0.93	0.34	0.50
• (*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

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Table 17.2.5 Heruga Statistics for 5 m Composites – Mo ppm Data
Lithology(*)	Mo Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	116	10	19	10	0.09
Va	100 ppm	1000	1	10	10	10	0.00
Va	Bkg	2000	1556	10	522	51	1.10
LQmd	Bkg	2000	251	10	43	11	0.38
Va + Qmd	100 ppm	2000	755	10	1570	232	0.84
Va	Bkg	3000	93	10	274	21	1.86
Va	Bkg	4000	918	10	666	41	1.31
LQmd	Bkg	4000	13	10	10	10	0.00
Va	100 ppm	4000	713	10	1391	208	0.90
Va	Bkg	5000	249	10	752	54	1.36
Va	100 ppm	5000	180	10	717	129	0.74
• (*) Va: basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

17.2.4.2	Descriptive Statistics

Copper grades within the 0.3% Cu shell generally display single distributions with some evidence of a lower grade population due to the presence of unmineralized post mineral dykes that have not been captured by wireframes.  Coefficients of variation (CV) values are relatively low at 0.5 to 0.6.  Background domains for both Qmd (quartz-monzodiorite) and Va (augite basalt) show higher CVs, generally close to or above 1 and the CDF plots also show evidence of a higher grade population not captured by the 0.3% Cu grade shells.  The CDF plot for the entire population supports the construction of a grade shell in the 0.3% to 0.4% Cu range.  There are no coherent zones of higher grade copper mineralization that are easily constrainable with the current drill coverage.

Gold grades were observed to display moderate positive skewness and multiple populations with evidence of lower grade populations in the 0.2 to 0.3 g/t range.  Within the 0.3 g/t and 0.7 g/t gold domains the Va (augite basalt) and Qmd (quartz monzodiorite) display similar properties although the Qmd has a slightly higher mean of 1.31 g/t (vs. 1.21 g/t for Va) in the 0.7 g/t domain.  CVs within the grade shells are generally low to moderate, in the 0.6 to 0.9 range; this increases to as high as 1.7 for some of the background domains.  The high CV’s in the background domains highlights the requirement for some outlier restriction during estimation.

Overall, the molybdenum grades within the 100 ppm shell display low to moderate positive skewness and single population distribution.  Within individual structural domains there is some evidence of multiple populations with breaks at both 50 ppm (possible mixing with waste dykes) and 200 ppm.  Augite basalt and Qmd show similar distributions.  CVs are low to moderate, in the 0.6 to 0.8 range.  The background domains are more positively skewed with somewhat higher CVs, in the 0.8 to 1.3 range.

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17.2.4.3	Box-Plot and Contact Grade Profile Analyses

Contact profiles (or contact plots) were generated by Ivanhoe to explore the relationship between grade and (1) lithological domains and (2) grade shell domains.  The rationale of the studies was to identify lithological or grade shell contacts that should be treated as hard during estimation.  A domain with a hard contact will not share composites with other domains during grade interpolation.

17.2.4.4	Results

Box-plots for copper showed that both within the grade shells and in the background domains there was little evidence of lithological control on copper grades.  Augite basalt (Va) and quartz-monzodiorite (Qmd) have very similar overlapping distributions.  The post mineral dykes and the late quartz-monzodiorite both show up as distinct, very low grade distributions.  There are marked separations between the upper and lower quartiles of the distributions within and outside of the grade shells suggesting the distributions should be modelled separately.

Gold boxplots show similar overlapping relationships for Va and Qmd to those seen for copper.  The mean of the Qmd is slightly elevated compared to Va in the 0.7 g/t shell while the reverse is true in the 0.3 g/t shell.  Post mineral dykes and the late Qmd show similar relationships to those observed for copper.  As with copper, the distributions within the grade shells show a marked separation with those outside.

Molybdenum box-plots show the same relationships as those displayed for copper and gold.

Contact profile analysis confirmed the soft nature of the lithological contacts both inside and outside of the grade shell domains.  As expected, contacts of the individual grade shells displayed a marked change in grade supporting the use of the grade shell boundaries as hard contacts.  The late Qmd, post mineral dykes and sediment surface – all of which are to be treated as “waste” domains (zero grade) – showed sharp breaks in grade across the contact which were therefore treated as hard boundaries.  There is some evidence of increasing grade across the Va Qmd contact inside of the grade shells but, at this stage, the contact was left as a soft contact for grade estimation.

17.2.4.5	Cross Correlation of Copper Gold and Molybdenum

The relationship between gold and copper was investigated though cross plots for both the main copper and gold estimation domains.  Generally the correlations are poor with correlation co-efficients of 0.2 to 0.4 with a wide spread of data.  The ratio of Gold to copper is generally 1:1.  Inside the 0.7 g/t gold shell, there was clear evidence of two distinct populations, the first with a gold to copper ratio of 1:1 similar to the rest of the deposit, the second with a ratio of greater than 4:1.  Spatially, this higher Au:Cu ratio distribution is associated with the deeper parts of the system and with Biotite alteration, a similar style of mineralization is seen in the high grade core of South-west Oyu.

Copper shows a stronger relationship with molybdenum than with gold with correlation co-efficients in the 0.4 to 0.6 range.  The overall ratio of Mo:Cu was of the order of 300 to 1 (ppm Mo to % Cu).

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17.2.4.6	Estimation Domains

Data analysis showed no discernable difference between the two main host lithologies; augite basalt and quart-monzodiorite.  For estimation purposes, therefore, these two lithologies were grouped into a single lithological domain.

It should be noted that the lack of demonstrated lithological control on grade distribution at this early stage in the development of the project is not unexpected.  Similar relationships were observed at Oyu Tolgoi, where the controls on mineralization became apparent only once detailed infill drilling was completed.  However, there does appear to be a spatial association of higher copper and gold grades with the Qmd intrusion.

The post mineralization lithologies (LQmd, BiGd, HbBiAn), while represented in the block model, were not estimated but rather were assigned zero grade.  Within each structural block, the model was therefore split according to whether or not it was mineralized or unmineralized and by grade shell.  The final estimation domains used are shown in Table 17.2.6, Table 17.2.7 and Table 17.2.8.

17.2.4.7	Evaluation of Extreme Grades

Capping (or top-cutting) was applied to the raw assays prior to compositing (Table 17.2.9).  Various capping studies including decile analysis, CV plots and use of CDF plots were used to assign caps.  As well as top cutting of extreme grades some outlier restriction was also applied, particularly in the background domains.

Table 17.2.6 Gold Estimation Domains – Mineralised Lithologies Only
SDM	GDM	Lithology	GDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3 g/t
2000	200	Va Qmd	2200	0.7 g/t
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3 g/t
4000	200	Va, Qmd	4200	0.7 g/t
5000	0	Va, Qmd	5000	Background

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Table 17.2.7 Copper Estimation Domains – Mineralised Lithologies Only
SDM	CDM	Lithology	CDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3%
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3%
5000	0	Va, Qmd	5000	Background
5000	100	Va, Qmd	5100	0.3%

Table 17.2.8 Molybdenum Estimation Domains – Mineralised Lithologies Only
SDM	MDM	Lithology	MDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	100 ppm
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	100 ppm
5000	0	Va, Qmd	5000	Background
5000	100	Va, Qmd	5100	100 ppm

Top cutting was generally applied at values close to or above the 99th percentile for gold and molybdenum.  No cap was felt warranted for copper.  QG considers the approach taken to metal reduction was appropriate and applied reflecting the Inferred status of mineralization.  A number of iterations of grade estimation were done and during these the outlier caps were lowered from those initially selected to better control potential smearing in the background domains.  This was particularly the case in the 5000 domain where a quite aggressive outlier was applied to prevent excessive smearing of grades in the background.

Table 17.2.9 Summary of Capping Parameters
Domain	Metal	Domain	Cap	Distance	Outlier Cap
Background	Au	1000 to 4000	3 g/t	50 m	1.0 g/t
Background	Au	5000	3 g/t	50 m	0.3 g/t
Background	Mo	All	1000 ppm	100 m	500 ppm
0.3 Au Shell	Au	2000	3 g/t
0.3 Au Shell	Au	4000	5 g/t
0.7 Au Shell	Au	2000	10 g/t
100 Mo Shell	Mo	All	3000 ppm
Background	Au	1000 to 4000	3 g/t	50 m	1.0 g/t

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17.2.5	Variography

Variography was undertaken by Ivanhoe on copper, gold and molybdenum for the capped and tagged composites using Visor software.  Despite limited data Ivanhoe decided to attempt to model directional variograms for gold, copper and molybdenum.  This approach differed to that used in 2008 where isotropic variograms were applied.  For variography the Qmd and Va lithologies were combined and the raw data composited into 5 m lengths using the domain coding highlighted in Table 17.2.6 to Table 17.2.8.

Down hole variograms were initially modelled for each of the domains followed by three dimensional modelling of the variogram, this allowed accurate delineation of the nugget for each of the domains.  Due to a lack of data, particularly in the strike plane, the 1st structure of the variogram model was mostly taken to be isotropic due to a lack of resolution in that distance range.

Table 17.2.10 Variogram Parameters
Model		Copper		Gold			Molybdenum
		Bkg	0.3 (%)	Bkg	0.3 (g/t)	0.7 (g/t)	Bkg	100 (ppm)
		SPH	SPH	Exp	Exp	Exp	Exp	Exp
Sills	Nugget	0.32	0.4	0.33	0.37	0.25	0.41	0.41
	C1	0.27	0.37	0.42	0.2	0.53	0.23	0.37
	C2	0.41	0.23	0.25	0.43	0.22	0.36	0.32
Rotation Angles	Z	105	127	-153	180	-155	-160	-175
	X	49	68	-10	0	-70	-5	-9
	Y	168	26	80	-110	90	90	60
Ranges	Y1	80	40	50	15	250	100	100
	X1	80	40	50	15	40	100	100
	Z1	40	40	40	15	30	100	103
	Y2	447	352	250	200	450	418	461
	X2	510	274	200	200	180	445	265
	Z2	204	257	200	200	130	252	207

In defining the second structure, cognisance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer.  In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone.  Because drilling at Heruga is perpendicular to the dip of the mineralized zone it is likely that the current isotropic 1st structure of the variogram models underestimate the range of continuity.  Drilling direction is thought to lie between the y and z axis of the model variogram.  This short isotropic first structure will have had an impact on the degree of smoothing in the model.

Copper and gold show relatively low nuggets of 25 to 35% of the total variance, molybdenum is moderate to high at 40% of the sill.  All three metals show relatively short first structures and long second structures of 250 to 300 m.  Due to the relatively wide drill spacing of 150 to 300 m between

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sections the first structure is essentially the down hole 1st structure which in reality is likely to be parallel to the z axis of the ellipse.  In modelling the variograms cognisance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer.  In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone.

QG independently generated variograms for the three metals and came to similar conclusions as Ivanhoe on the limitations of directional variography (Table 17.2.6 to Table 17.2.8).  Subsequent isotropic variogram models were very similar to those generated by Ivanhoe.

17.2.6	Model Setup

The block size selected was 20 x 20 x 15 m.  This allowed consistency with previous modelling at the Oyu Tolgoi deposits and is considered a suitable block size for mining studies using the block cave approach.

To accurately account for the volume of post mineral dyke material, sub-celling of the larger blocks was used when tagging the model with dyke wireframes.  Each block was allowed to be split into four smaller cells in the x, y and z dimensions.  Sub-cells were also permitted at grade shell boundaries to allow some smoothing of grades across the contact.

Various coding on the block models was performed by Ivanhoe in preparation for grade interpolation.  The block model was coded according to zone, lithological domain, and grade shell.  Post-mineral dykes and the late quartz-monzodiorite were assumed to represent zero-grade waste cutting the mineralized lithologies.

17.2.7	Estimation

Only the mineralized lithologies were estimated; i.e. Qmd and Va.  All other units in the model were set to zero grade (hornblende-biotite-andesite dykes, biotite-granodiorite dykes, late quartz-monzodiorite intrusion and overlying sediments).

Primary grade interpolation for the three metals was by ordinary kriging of capped 5 m composites.  In addition density was interpolated by inverse distance to the power three (ID3).  As part of the model validation, grades were also interpolated using nearest neighbour, inverse distance to the power three and ordinary kriging of uncapped composites.  Blocks and composites were matched on specific domain key fields that ensured hard boundaries were respected between structural domains and between grade shells.  Only full cell estimation was used during kriging i.e. sub-celling was used for geometry/volume purposes only.

The search ellipsoids were oriented preferentially to the general trend of the grade shells.  Studies at other Oyu Tolgoi deposits have shown that the anisotropy of variograms tends to mirror the shape of the grade shells.  There are many similarities between Heruga and Hugo Dummett in terms of structural geological setting that support using a similar approach at Heruga.

A staged search strategy was applied by Ivanhoe with the first pass at 200 m, and a second at 400 m.  A minimum two hole rule was applied to both passes.  Any blocks not interpolated by the first two passes were filled with a third pass that removed the two hole constraint.  The table below (Table 17.2.11) shows the search strategy.  The same ellipse was applied to all metals.  QG independently ran additional checks to confirm that the search strategy was appropriate.

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Table 17.2.11 Search Ellipsoids for Heruga
	Z	X	Y	XDIST	YDIST	ZDIST	Min Comps	Max Comps	MAX DDH
1st Pass	-65	-80	0	200	200	100	8	30	6
2nd Pass	-65	-80	0	400	400	200	8	30	6
3rd Pass	-65	-80	0	400	400	200	6	30	6

17.2.7.1	Outlier restriction

To avoid excessive smearing of isolated high grades, particularly in the background domains, outlier restriction during kriging.  Outlier restriction was applied as a second cap whereby grades over a particular threshold were only used in blocks within a specified distance from a drill hole (50 m to 100 m).  Outside of this distance the lower capped value was used.  The caps and the outlier distances used are shown in Table 17.2.9.

17.2.7.2	Bulk Density

Bulk density values were interpolated into the model using inverse distance to the power three (ID3) estimation.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17.2.12.  As with copper gold and molybdenum, a concentric search method was applied.

Table 17.2.12 Bulk Density Search Ellipsoids for Heruga
		All Domains
Rotation Angles	Z	-65
	X	-80
	Y	0
Ranges (m)	Y	200
	X	200
	Z	200
Number of Comps	Min	5
	Max	20
	Max DDH	4

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology.  Any blocks in the model that were not interpolated were assigned a mean density based on rock type.  The mean bulk density of each lithology is shown in Table 17.2.13.

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Table 17.2.13 Average Bulk Density
Lithology	Bulk Density
Va	2.86
QMD	2.73
Late QMD	2.75
Sediment	2.81
Hornblende-biotite andesite dyke	2.75
Biotite granodiorite dyke	2.73

17.2.7.3	Full Cell Model

The final sub-cell model was regularized to a full cell model after estimation was complete.  Sub-cells were combined into full cells using volume weighting.  Regularization results in smoothing across grade shell boundaries and the incorporation of internal dilution from post mineral dykes where full model cells contained dyke sub-cells.  In the full cell model the lithology is regenerated based upon majority coding by volume.  This means blocks can be majority coded as post mineral dyke but may contain some grade.

17.2.8	Validation

17.2.8.1	Visual Inspection

A detailed visual validation of the Heruga resource model was undertaken by Ivanhoe and QG and it was found that tagging of the drill data file and the block model was done correctly.  The model was also checked in plan and section to ensure that the grade interpolation accurately reflected the original drill assays.  The grade shells appear to have adequately constrained the high values and no evidence of excessive smearing of high grades in the background was observed.  In some areas the model showed evidence of nearest neighbor striping due to a lack of data although these areas were excluded when tagging the resource model for classification.

QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider they are well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.  Minor differences noted in the resultant models were attributed to slight differences in variograms, search parameters.

17.2.8.2	Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades from the model with means from unrestricted nearest-neighbor estimates.  (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average grade when no cut-off grade is imposed and is a good basis for checking the global performance of different estimation methods.)  Results, summarized in Table 17.2.14, show no problems with global bias in the estimates.

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Table 17.2.14 Global Model Mean Grade Values by Domain in Each Zone
Domain / Zone	Kriged Estimate	Nearest Neighbour Estimate	Unrestricted Kriged Estimate	Metal Reduction
Copper
Background	0.18	0.18	0.18	0%
0.3 % Shell	0.39	0.39	0.39	0%
All Blocks	0.29	0.29	0.29	0%
Gold
Background	0.15	0.16	0.18	-16%
0.3 g/t Au Shell	0.36	0.35	0.36	-2%
0.7 g/t Au Shell	0.94	0.92	1.0	-5%
All Blocks	0.27	0.27	0.29	-9%
Molybdenum
Background	46	46	48	-3%
100ppm shell	165	163	165	0%
All Blocks	83	83	85	-1%

17.2.8.3	Distribution Comparisons

The distribution of the grades in the model was compared to the distribution of the original drill hole data, the composites used to build the model and the declustered nearest neighbour model.  The distributions were compared using box and whisker plots as well as cumulative distribution plots and lognormal and normal histograms.  In all cases, the model was found to reflect the underlying data used to build it albeit it a more smooth distribution, this smoothing is expected and is a natural function of kriging.  The degree of smoothing occurring within the model was considered reasonable for the type of deposit and the likely mining method (Block Caving).  Figure 17.2.5 shows an example of the comparison of distributions for the copper domains, the entire model, the nearest neighbour model and the kriged estimate.  The reduction in grade from composites to nearest neighbour reflects both declustering of data and the effect of incorporating post mineral dyke into the final estimate.

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Figure 17.2.5
Copper Boxplots

Ivanhoe Mines Oyu Tolgoi – Heruga

Box Plot Distribution Analysis Raw Assays

0
ALL DD
3
ALL NN
3
ALL KRG
0
BK DD
0
BK NN
0
BK KRG
100
03 DD
100
03 NN
100
03 KRG
10
1
0.1
0.01
0.001
Cu %

	ALL DD	ALL NN	ALL KRG	BK DD	BK NN	BK KRG	03 DD	03 NN	03 KRG
No of Samples	4921	181347	181347	1877	88130	88130	2558	93217	93217
Mean	0.33	0.29	0.29	0.16	0.18	0.18	0.44	0.39	0.39
Maximum	3.11	3.11	1.58	3.11	3.11	1.15	2.91	2.91	1.58
Upper Q	0.477	0.394	0.401	0.247	0.243	0.239	0.6	0.513	0.503
Median	0.283	0.234	0.254	0.141	0.16	0.185	0.409	0.351	0.392
Lower Q	0.088	0.117	0.162	0.02	0.081	0.117	0.244	0.203	0.279
Minimum	0.001	0	0	0.001	0	0	0.001	0	0
Variance	0.09	0.06	0.03	0.03	0.02	0.01	0.1	0.07	0.03
SD	0.29	0.24	0.18	0.17	0.15	0.09	0.31	0.27	0.17
CV	0.9	0.84	0.61	1.05	0.82	0.52	0.71	0.69	0.45

17.2.8.4	Local Bias Checks

The resource model was also checked for trends and local bias using 50 m swath plots that compared the restricted kriged estimates to nearest neighbour estimates.  The nearest neighbour estimates act as an unbiased de-clustered sample population and comparison should highlight areas of potential bias in the kriged estimate.  The plots also display the number of model blocks in each 50 m swath.

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Figure 17.2.6
Gold Swath Plots

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 17.2.7
Copper Swath Plots

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 17.2.8
Molybdenum Swath Plots

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

17.2.9	Mineral Resource Classification

The Mineral Resources of the Heruga deposit were classified using logic consistent with the CIM definitions referred to in NI 43-101.  At present the mineralization of the project satisfies sufficient criteria to be classified as an Inferred resource.

17.2.9.1	Inferred Mineral Resources

Blocks within 150 m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drill hole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  The average distance of all the Inferred blocks in the resource model is displayed in the plot below.  Of the total tonnes classified as Inferred, approximately 92% are within 150 m of a drill hole while the average distance of the Inferred blocks is approximately 95 m.

QG are satisfied that the resultant Inferred resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

Figure 17.2.9
Total Inferred Resource Tonnes by Distance in Heruga

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17.2.10	Mineral Resource Summary

The total Heruga Deposit Mineral Resource inventory, based on drilling as of 21 June, 2009 at various copper equivalent (CuEq) cut-offs is based on assumptions in in Table 17.2.15.  The resource is shown in Table 17.2.16.  The base case reporting CuEq cut-off grade of 0.6 %CuEq was determined using cut-off grades applicable to mining operations exploiting similar deposits and is consistent with the cut-offs applied to Hugo North and Hugo South.  At Heruga the presence of molybdenum in potentially economic concentrations has led to a revision of the CuEq formula used for the other Oyu Tolgoi Deposits.
Table 17.2.15 Equivalent Assumptions
	Copper	Gold	Molybdenum
Price	$1.35 lb	$650 oz	$10 lb
Recovery relative to Cu Recovery	1.0	0.908	0.719
Note:
•
The recovery stated is not absolute recovery but recovery relative to copper recovery.  The gold recovery factor is based on test work at Oyu Tolgoi while Molybdenum is based on the operational Mo recoveries at other similar Gold-Copper-Molybdenum porphyry deposits. CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76

While the equivalence formula accounts for differential recoveries the contained metal shown in the table is in-situ metal.
Table 17.2.16 Inferred Mineral Resource Inventory, Heruga Deposit (Javhlant ML), 30 March 2010
Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30 000	0.57	1.86	124	1.83	360 000	2 000	1 150 000
>1.25	70 000	0.56	1.45	118	1.55	840 000	3 000	2 340 000
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.90	290 000	0.56	0.80	160	1.15	3 610 000	8 000	7 450 000
>0.80	450 000	0.54	0.66	160	1.05	5 310 000	10 000	10 320 000
>0.70	660 000	0.51	0.56	151	0.95	7 390 000	12 000	13 780 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
>0.50	1 210 000	0.44	0.44	130	0.79	11 780 000	17 000	21 060 000
>0.40	1 670 000	0.39	0.38	115	0.69	14 430 000	20 000	25 540 000
>0.30	2 180 000	0.35	0.33	102	0.61	16 730 000	23 000	29 470 000
Notes:
•	Based on drilling completed as of 21 June 2009 and reported by Ivanhoe 30 March 2010.
•	CuEq was calculated using the formula CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.
•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10 for molybdenum;.  The equivalence formula was calculated assuming that gold was 91% of copper recovery.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula:

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•	CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

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17.3	ENTRÉE-IVANHOE JOINT VENTURE PROPERTY - MINERAL RESERVE

The Entrée-Ivanhoe Joint Venture Property Mineral Reserve is contained within the Hugo North Block Cave Lift 1.  Stantec Mining prepared the Hugo North Mineral Reserve by applying the block cave mining method parameters to the Hugo Dummett Mineral Resource block model.  The mine planning work has been prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the Oyu Tolgoi Technical Report.  The estimate was prepared on a simplified project analysis on a pre-tax basis.  Key outstanding variables noted by Stantec Mining include the marketing matters, water supply and management and power supply.  The report only considers Mineral Resources in the Indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground Mineral Reserve.  There is no Measured Resource in the Hugo North Mineral Resource.  Copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution.  The block cave shell was defined by a $20/t NSR, further mine planning will examine lower shut-offs.  The Hugo North Mineral Reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence.

Table 17.3.1 Entrée-Ivanhoe Joint Venture Mineral Reserve, 11 May 2010
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (Billion lb)	Gold (Moz)
Proven	-	-	-	-	-	-
Probable	27	55.57	1.85	0.72	1.0	0.5
Total Entrée-Ivanhoe Joint Venture	27	55.57	1.85	0.72	1.0	0.5

Notes:
•	Table shows only the part of the Mineral Reserve on the Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence.
•
Metal prices used for calculating the  Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work.  The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave all material within the shell has been converted to Mineral Reserve this includes  low grade Indicated material and Inferred material  assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.
•
The Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence is held by Entrée and is planned to be operated by OT LLC.  OT LLC will receive 80% and Entrée 20% of cash flows after capital and operating costs.

•	The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb, gold $850/oz, and silver $13.50/oz.
•	The Mineral Reserves are not additive to the Mineral Resources.

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17.3.1	Metal Prices, Smelter Terms and Recoveries

The open pit and the underground Mineral Reserves were prepared independently and at different times.  This resulted in different sets of metal prices and smelter terms being used for the calculation of the NSR and in the final IDP10 Reserve Case financial analysis.  The metal prices used in the financial analysis are considered to be consistent with current estimates used on other projects and with industry metal price forecasts.  The metallurgical recoveries and concentrate grade formulae are the same for open pit and for underground.

Metal prices used for calculating the Hugo North Underground NSR are:

•	Copper	$1.50/lb

•	Gold	$640/oz

•	Silver	$10.50/oz

based on long-term metal price forecasts at the beginning of the Mineral Reserve work.  The analysis indicates that the Mineral Reserve is still valid at these metal prices.

17.3.1.1	Net Smelter Return Calculation Methodology

Using the resource block model, the recovered copper and gold grades and the net smelter return (NSR) for each block were calculated to prepare a mining model from which the Mineral Reserve was reported.  The NSR is the revenue paid for the concentrate at the “mine gate.”  The NSR was calculated using revenues from copper, gold and silver.  The NSR calculation does not include penalties for impurities such as arsenic or fluorine.  Penalties have been minimized through blending in the production schedule and are accounted for in the financial analysis.

Variances in variables (i.e. penalties, concentrate transportation costs, etc.) are not considered to significantly influence the NSR calculation used to differentiate ore from waste in the mine production models.

The NSR calculation excludes costs for mining, process and G&A.  NSR is calculated as the in situ value after allowances have been made for:

•	Recovery to concentrate

•	Smelter deductions

•	Concentrate transport

•	Smelter treatment and refining charges

•	Royalties.

NSR is calculated for each block in the model and divided by block tonnes to show NSR $/t.  The NSR values are also used as economic cut-offs for the Mineral Reserve.

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17.3.1.2	Hugo North Underground Metal Prices and Smelter Terms

The NSR values for Hugo North were calculated using the parameters described in the Base Data Template 21.  The key parameters from Base Data Template 21 are displayed in Table 17.3.2  to Table 17.3.7.

Table 17.3.2 Base Data Template 21 Metal Prices
	Cu	Au	Ag
Metal prices	$1.50/lb	$640/oz	$10.50/oz

Table 17.3.3 Base Data Template 19 Selling Costs
Payment and Deductions	Cu	Au	Ag
Payment levels	96.5% of full Cu content	<1 g/dmt, 0%	If >30 g/dmt then 100% of full Ag content
<3 g/dmt, >1 g/dmt, 90% of Au content
<5 g/dmt, >3 g/dmt, 94% of Au content
<10 g/dmt, >5 g/dmt, 95% of Au content
<15 g/dmt, >10 g/dmt, 96% of Au content
<20 g/dmt, >15 g/dmt, 97% of Au content
>20 g/dmt, 98% of Au content
Deductions	Minimum 1 unit/dmt	N/A	All <30 g/dmt
Treatment and refining
Treatment (Concentrate)	$80/dmt
Refining and PP	$0.075/lb	$6.00/oz	$0.45/oz
Price Participation	$0.040/lb
Penalties	Arsenic: No penalty
Fluorine: No penalty
Royalties
Mongolian Government	5% of payable metal value
Transport
Moisture content	9%
Transportation	$25/dmt

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Table 17.3.4 Base Data Template 21 Copper Recovery All Ores
a*[(b*CuF)/(1+b*CuF)] * [1-exp(-b*CuF )]
SW and Central Chpy a = 98 b = 12.2	HN and HS a = 95 b = 15	Central Cov a = 85 b = 15	Central Cct a = 82 b = 15

Table 17.3.5 Base Data Template 21 Gold Recovery All Ores
9.8 + 0.8 * (Cu Recovery)

Table 17.3.6 Base Data Template 21 Silver Recovery All Ores
13 + 0.8 * (Cu Recovery)

Table 17.3.7 Base Data Template 21 Copper in Concentrate
SW and Central Chpy	HN and HS	Central Cov and Cct
-3.6 * (Cu:SF)2 + (12.8 * Cu:SF) + 22.5	2.9 * (CuF) + (11.4 * Cu:SF) + 15.3	25

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17.3.1.3	Key Assumptions – Hugo North Mineral Reserve

The Hugo North Mineral Reserve was estimated by Stantec.  Key assumptions are summarized below; other assumptions are documented in IDP10:

•
The mine designs were prepared using industry standard mining software using the resource models, geotechnical recommendations and other parameters, estimated for this study and others developed during the IDP10 planning work.

•
The database for resource modelling and estimation consists of surface drill hole data and geological mapping.  The reserve estimates prepared by Stantec are based on the resource block model reported by QG in the Mineral Resource Section of IDP10, file names hn0707 and hn0407.  The model is comprised of a matrix of 20 m by 20 m by 15 m blocks populated with density, copper, gold, silver, arsenic, iron, fluorine, molybdenum, sulfur, lithology, classification, etc.

•
Additional information was provided by AMEC Minproc through the Integrated Development Plan – Base Data Template Rev 21 (BDT21), dated 20 May 2008.  Stantec used this data to create copper recovery, gold recovery, and NSR, which is reported with the production schedules.

•
Metal prices used for calculating the Hugo North Mineral Reserve NSR are of $1.50/lb Cu, $640/oz Au and $10.50/oz Ag based on long term metal price forecasts at the beginning of the Mineral Reserve work.  The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•
The production schedules for this study are prepared using the resource block model reported by QG in the Mineral Resource Section of IDP10 and Gemcom Software International's PC-BC utility.  PC-BC is a production scheduling program specifically designed for block caving operations.  The program simulates ore and waste movement in draw columns by incorporating processes such as vertical mixing, horizontal mixing, distribution of fine and coarse material, and height of the mixing zone as a function of rock fracture frequency.

•
PC-BC runs were performed to estimate draw-cone parameters, evaluate the best height-of-draw, and to identify areas having marginal value.  Completing the PC-BC modelling process generates a production schedule suitable for mine design and economic evaluation purposes.

•
The application of mineable shapes followed by incorporation of dilution and extraction rates result in a Mineral Reserve estimate, which forms the basis for the mine production schedule.  The modelling approach that is reflected in this analysis incorporates a conservative production build-up using average dilution parameters.

•
The classification codes provided in the block model were used for reporting purposes in the PC-BC production schedules.  The classification model listed Indicated and Inferred.  All blocks which did not have one of these two codes was unclassified.  All grades which did not meet the Indicated classification were set to zero.

•	Geotechnical recommendations were made by SRK (Vancouver).

•
The cave initiation point for each footprint was selected through a coordinated effort between Stantec and SRK (Vancouver).  Visual inspection of the block model for higher grades and taller column heights are key criteria, as well as geotechnical considerations of fault locations.

•
The West-Bat Fault is nearly vertical, but the Contact Fault, which is located along the east side of the footprint, dips to the east at approximately 60°.  The recommendation from SRK is to initiate the

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      cave on the east boundary and move toward the west away from the Contact Fault.  Cave progression is continued heading south and north at 45° to the West-Bat Fault.  This also postpones dilution from the granodiorite dikes.

•
Footprint and column height comparisons are run on $5 NSR intervals.  The lower cut-off values increased the footprint width and crossed the granodiorite dike to the west to get to the resource between the dike and the west-bat fault.  The dike material is not barren; however, the column heights of the drawpoints located inside the dike are too low to maintain the production rate.  The minimum footprint width of 145 m (determined by geotechnical characteristics) is used to ensure that the cave will continue to progress, any narrower than 145 m and caving may stall.  This resulted in a footprint cut-off of $20 and column height shutoff of $20 to maintain grade and productive capacity.

•	Stantec based the Mineral Reserve estimate on a simplified project analysis pre-tax basis.

•
Negotiations and discussions continue between OT LLC and the relevant stakeholders regarding the Investment Agreement, power supply options and other issues.  OT LLC states that it anticipates a positive resolution of all issues and it is on this basis that Stantec evaluated the Hugo North Mineral Reserve.

•	The detailed financial analysis has been prepared by OT LLC for pre-tax and after tax using OT LLC's assumptions as outlined in the Financial Analysis section.

•
The classification codes provided in the block model were used for reporting purposes in the PC-BC production schedules.  The classification model listed Indicated and Inferred.  All blocks which did not have one of these two codes was unclassified.  All grades which did not meet the Indicated classification were set to zero.

17.3.2	Key Issues

The following key development features are identified for the IDP10:

•	Investment Agreement

•	Environment

•	Marketing

•	Water Supply and Management

•	River Diversion

•	Infrastructure

•	Workforce for Operations.

17.3.2.1	Investment Agreement and Taxation Assumptions

Both the process of negotiation and the final agreement presented an opportunity to confirm how the laws of Mongolia should be interpreted in their application to the project and provided for some specific terms to apply to the Oyu Tolgoi project.  For OT LLC, the agreement has provided the confidence in the stability of the terms the Project will operate under and reliably assess its intended investment in the Project.  The agreement itself is effective for an initial term of 30 years with an available extension of a further 20 years.

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In accordance with the requirements outlined in the 2006 Minerals Law of Mongolia, upon execution of the IA, the GOM will become a 34% shareholder in OT LLC through the immediate issue of OT LLC’s common shares to a shareholding company owned by the GOM.  Upon a successful renewal of the IA after the initial 30 year term, the GOM also has the option to increase its shareholding to 50%, under terms to be agreed with Ivanhoe Mines Ltd at the time.

In accordance with the requirements outlined in the 2006 Minerals Law of Mongolia, upon execution of the investment agreement, the GOM became a 34% shareholder in OT LLC through the immediate issue of the company’s common shares to a shareholding company owned by the government.  The investment agreement itself is accompanied by a revised shareholders’ agreement of OT LLC which governs the relationship between shareholders and outlines the alternative methods available for funding the Project.  The agreement confirms that, with the signing of the investment agreement and shareholders’ agreement, all requirements of the Minerals Law in relation to Oyu Tolgoi are considered complete.

The IA has been signed by all parties parties and became effective at the 31st March 2010 as a number of conditions precedent before terms come into effect were completed to the satisfaction of all parties.  The main conditions precedent to the agreement were as follows:

•	The submitted Mongolian feasibility study of the Oyu Tolgoi project has been considered in accordance with the laws and regulations of Mongolia.

•	Balance of existing income tax losses, capitalized expenses, outstanding tax liabilities or credits, had been confirmed by the tax office.

•	The balance of shareholder loans had been agreed and audited .

•	Company restructuring required to execute the agreement has been completed.

•	A standing working committee being established with members of the GOM and OT LLC to provide a means to expedite permits, customs clearance or general GOM administration.

•	Transfer of the Ivanhoe interests in licenses 15225A and 15226A held by Entrée LLC to OT LLC.

•	Payment of the second tranche equity investment in Ivanhoe Mines Ltd by Rio Tinto Plc.

Upon a successful renewal of the investment agreement after the initial 30 year term, the GOM will have the option to increase its shareholding to 50%, under terms to be agreed with Ivanhoe Mines Ltd at the time.  The GOM will be represented on the Board of Directors of OT LLC in proportion to its shareholding.

Ivanhoe Mines Ltd, as the parent company, retains the right to fund the Project by way of a combination of debt, redeemable preference shares and common shares provided the debt to equity ratios fall within the 3:1 ratio required by Mongolian Law.

In the case of shareholder debt, loans (including existing shareholder loans at the time of the agreement) will attract an interest rate of 9.9% (real) with corresponding adjustments to be made to the outstanding balance to reflect increases in US CPI during each period.  The coupon rate applicable to redeemable preference shares will be 9.9% (real) and carry the same escalation terms.  All principal

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and interest outstanding on shareholder debt, outstanding coupon payments on redeemable preference shares and the face value of those redeemable preference shares must be paid in full prior to any dividends on common shares being paid.

Under the authority of the Shareholders Agreement, Ivanhoe Mines Ltd has the right to act as or appoint a Management Team to oversee the construction and operation of Oyu Tolgoi.  The management team is compensated with a Management Services Payment equal to 3% of total operating and capital costs prior to commencement of operations and 6% of operating and capital costs during operations.  This payment is included in the economic analysis as a project expense and is confirmed as tax deductible in the IA.

OT LLC is required to achieve commencement of production within 7 years of the effective date of the agreement.

Under the terms of the IA, a range of key taxes have been identified as stabilized for the term of the agreement at the rates and base currently applied.  The following taxes comprise the majority of taxes and fees payable to the GOM under Mongolian Law and are shown with their stabilized rates:
•	Corporate income tax	25%
•	Royalties	5% (gross sales value)
•	Value added tax	10%
•	Customs duties	5%.

In accordance with the EPT invalidating law, as from 1 January 2011, the taxpayer will not be subject to the excess profits tax or any similar windfall tax.

OT LLC is also only subject to those taxes currently listed in the General Taxation Law and not taxes introduced at any future date.  These taxes are collectively noted as non-discriminatory taxes and as such cannot be imposed on OT LLC in any manner other than that applied to all taxpayers.  OT LLC may also apply to take advantage of any future law or treaty that comes into force and which would apply any rates lower than those specified in the IA.

The GOM recently enacted amendments to the legislation governing the carry forward of income tax losses.  The loss carry forward period has been extended to 8 years and, if sufficient, can be applied to offset 100% of taxable income.  This contrasts with the previous law in which losses carried forward for 2 years and were subject to a 50% limit.

The agreement also provides OT LLC with the benefit of a 10% tax credit for all capital investment made during the construction period.  The amount of this credit can be carried forward and credited in the three subsequent profitable tax years.  It is noted in the agreement that if VAT payments, which are currently non-refundable, become refundable in the future, the availability of the investment tax credit will cease from that point.  In that event, past earned investment tax credits will still be applied.

Although it has a requirement to make its self-discovered water resources available to be used for household purposes, it is confirmed in the agreement that OT LLC holds the sole rights to use these

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water resources for the Oyu Tolgoi project.  The contract for the utilization of water with the GOM water authority is in effect for 30 years with subsequent 20 year periods of renewal.

The supply of power has been recognized as being critical to the execution of the Oyu Tolgoi project in the agreement.  OT LLC has been given the right to import power initially but must secure power from sources within Mongolia for the fourth year of operation.

OT LLC also has the right to construct roads for the transport of its product and airport facilities to suit the Project's needs.  The GOM has committed to providing OT LLC with non-discriminatory access to any railway constructed between Mongolia and China if such a railway is constructed.

17.3.2.2	Environment

Holders of a mining license in Mongolia must comply with environmental protection obligations established in the Law of Environmental Impact Assessment and the Minerals Law.  These obligations include preparation of an environmental impact assessment ("EIA") for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment (MNE) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.  OT LLC pays to the Khanbogd Soum annual fees for land, water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

OT LLC has, through qualified independent consultants, prepared an EIA for Oyu Tolgoi consisting of three parts:

•	Road

•	Water supply

•	Mine and processing facilities.

The first EIA document, for the transport corridor south of the Oyu Tolgoi property to the Chinese border, was submitted in April 2004 and approved in May 2004.  An amendment to the approved EIA was submitted in December 2006 to allow for an alternative road route to the Chinese border.  The second volume of the EIA, covering the supply of water from nearby aquifers, was submitted in June 2005 and approved in September 2005.  The third document, incorporating the results of the 2005 IDP, was first submitted in January 2006 and, after review by the Mongolian government, the submission was amended in May 2006.  An expert committee review of the mine and processing facilities volume of the EIA was completed in September 2006, and further information was submitted in November 2006 to address the issues raised.  The third volume of the EIA was approved by the MNE in November 2007.

OT LLC has received approval for supplementary environmental assessments and management plans covering current development work associated with the underground shafts, temporary site accommodation facilities, waste water treatment, diesel power supply and the excavation of

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construction materials.  A further EIA report is being prepared for a 3 x 150 MW coal fired steam power plant located on the mining license at the Oyu Tolgoi project.

OT LLC has retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi project.  The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Oyu Tolgoi project are in accordance with the relevant Mongolian Laws and custom.

To date, no environmental issues have been identified that cannot be managed through normal mining practices.

17.3.2.3	Marketing

Current consumption trends for copper suggest that Oyu Tolgoi is well positioned to sell its product.  During 2004 and 2005, OT LLC held commercial discussions with five Chinese smelters, all of which indicated a desire to purchase concentrate from Oyu Tolgoi.  Potential sales to these smelters total 500 000 dmt/yr.  One company, Jiangxi Copper Co. Ltd., signed a Memorandum of Understanding with OT LLC in June 2004.

A diversified strategy will be needed to evaluate and encourage the development of greater smelter capacity in geographically favourable regions of China and elsewhere in Asia as concentrate production at Oyu Tolgoi increases beyond 1.5 Mt/a.

As part of the Investment Agreement, OT LLC has made a commitment to undertake a feasibility study for the construction of a copper smelter in Mongolia to service Oyu Tolgoi.  This study must be completed within 5 years of commencement of production.  OT LLC is not committed to finance or build a smelter itself under the terms of the Investment Agreement.

17.3.2.4	Water Supply and Management

Regional aquifers are capable of providing long-term water supply for the Project.  The Gunii Hooloi field can meet average demand for 40 years.  Although additional exploration is required, a second field, Galbyn Gobi, together with other regional resources are expected to hold sufficient groundwater resources for requirements higher production rates.

Depth to groundwater level over the Gunii Hooloi system is more than 35 m, whereas the limited vegetation that exists in the area has a maximum estimated root depth of 10 m.  As such, the vegetation does not depend on the aquifer.  In localized areas, vegetation may rely on water in streambeds, but these are not expected to be affected by borefield extraction.

17.3.2.5	River Diversion

The existing Umdai River channel runs through the future open pits.  Subsurface flow in the river channel is constant, but surface flow is sporadic, occurring only after heavy rainfall.  The river must be diverted to prevent the mining hazard represented by water inflows to the pit and to ensure continued supply to downstream users.  Because the near-surface water in the river flows in a perched water

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table, separated from the underlying groundwater table, the river flow is not expected to be affected by the drawdown associated with mine dewatering.

17.3.2.6	Infrastructure

Based on OT LLC's assessment, rail transportation is expected to be available for use by Oyu Tolgoi by the fourth year of operation.  The project will construct on-site trackage and a spur line to a new rail line anticipated to be constructed from the coal fields at Tavan Tolgoi to the existing Chinese rail system.

Oyu Tolgoi is located in an isolated region of Mongolia, with little developed infrastructure.  The site is, however, only 80 km from the Chinese border, where resources do exist to support the project in the energy, transportation, manufacturing, and construction areas.  The development plan for the Project is based on the principle of maximizing Mongolian content while involving and realizing the benefits of the resources in China.  Balancing the dual objectives is seen as achievable.

It is also assumed that the Chinese road and rail transportation systems can accommodate the movement to site of imported materials required for construction and operations and the shipment off site of all concentrate produced at the process plant.  This will need to be confirmed.

17.3.2.7	Tailings Storage Facility

The TSF analysis concluded that the current design is acceptable for reporting purposes and there are opportunities to further simplify the TSF design and operating plan to achieve a lower net present cost for tailings management.  The constraint to remain inside the OT Licence Area 6709A boundary has been removed and this will present further opportunities to optimize the TSF arrangement.

17.3.2.8	Workforce for Operations

OT LLC plans to maximize Mongolian employment levels and achieve a 90% national operating workforce.  Mongolian exposure to the specific technical and trade skills required for the project has been limited, and an extensive training program will be required to achieve this level of local participation.

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17.3.3	US Industry Guide 7

The Mineral Reserve reported for NI 43-101 is also applicable for reporting the Ore Reserve under the US Industry Guide 7.  AMEC Minproc prepared the Southern Oyu Open Pit Mineral Reserve Estimate and Stantec prepared the Hugo North Underground Mineral Reserve Estimate for the Canadian National Instrument (NI) 43-101 Oyu Tolgoi Technical Report October 2009 (IDP10 Technical Report) which is a prefeasibility study.  The Technical Report makes a Mineral Reserve statement containing Proven Mineral Reserves and Probable Mineral Reserves.  The definitions of the Mineral Reserve classifications under NI 43-101 are the Canadian Institute of Mining (CIM) Definition Standards - For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on 11 December 2005.  The definitions below are quoted from the CIM Definition Standards – For Mineral Resources and Mineral Reserves, page 5.

After consideration of guidelines and other information regarding the declaration of Reserves for the United States Securities and Exchange Commission (USSEC) reporting, it is considered that the IDP10 Technical Report is suitable for declaring a Reserve as defined in US Industry Guide 7.

Documentation underlying Mineral Reserves determined in accordance with Industry Guide 7 generally includes the following:

•	A "final" or "bankable" feasibility study.

•	Utilization of the historic 3 year average price for the commodity that you expect to mine in determining economic viability.

•	Primary environmental analysis has been submitted to government authorities.

17.3.3.1	Bankable Study

According to the published literature by the Society of Mining, Metallurgy and Exploration Inc (SME) the USSEC does not define a "bankable" feasibility study.  It is suggested by the SME that check lists of consultants are referred to.  One US consultant Pincock Allen and Holt defines a bankable study as:

"Often the term "bankable" precedes the term feasibility study.  Adding this term simply means that the level of effort that has been incorporated into the study is sufficient for outside financing, provided the project is feasible." Pincock, Allen and Holt, Pincock Perspectives, Issue No 57 – August 2004.

OT LLC reports that financing arrangements for the project are at an advanced stage.  It is considered that the work to date meets the bankability test because the financing arrangements are suitable for funding the major works of the Project.

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17.3.3.2	Test Price for Commodities

Metal prices used for calculating the Southern Oyu Open Pit NSR are copper $1.30/lb, gold $500/oz, and silver $9.50/ oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the reserve is still valid at these metal prices.

Metal prices used for calculating the  Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the reserve is still valid at these metal prices.

The metal price sets are based on assumptions made for long-term metal price forecasts at the beginning of the Mineral Reserve work for each mining method.  The analysis indicates that the Mineral Reserve is still valid at these metal prices.  The base case financial analysis has been prepared using current long term metal price estimates of:

•	Copper	$2.00/lb

•	Gold	$850/oz

•	Silver	$13.50/oz.

The 2005 SME Guide Section 53 describes how the Test Price for commodities should be applied.

"If a Mineral Reserve is reported using a price lower than the test price, the forward-looking discounted cash flow must be positive, and the Reserve Sensitivity Test (based on an undiscounted cash flow) need not be performed.  When applicable, a statement should be made that a Reserves Sensitivity Test was completed, or that such a test was not applicable."

The metal prices for the previous 3 years, their average and the metal prices used for the Mineral Reserve estimates are shown in Table 17.3.8.  The only metal price that is higher than the 3 year average is the forecast gold price.  The 3 year average gold price is $847/oz Au and the forecast price is $850/oz Au.  The sensitivity analysis using the 3 year averages show an after tax NPV8 of US$117 million.  As there is no capital contribution by Entrée no IRR or payback period is applicable.  The results are significantly improved, as the average for the copper and silver prices is higher.  This indicates that the Mineral Reserve is still valid at the 3 year average prices.

Table 17.3.8 Metal Price Summary
Year Ended	Cu ($/lb)	Au ($/oz)	Ag ($/oz)
2007	3.23	695	12.74
2008	3.15	872	15.44
2009	2.34	974	12.89
Average	2.91	847	14.36
Reserve Open Pit NSR	1.30	500.00	9.50
Reserve Underground NSR	1.50	640.00	10.50
Base Case Financial Analysis	2.00	850.00	13.50

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17.3.3.3	Primary Environmental Analysis Submission

The 2005 SME Guide Section 54 describes how the permitting and legal requirements of US Industry Guideline 7 should be applied.  It indicates that:

"To demonstrate reasonable expectation that all permits, ancillary rights and authorizations can be obtained, the reporting entity must show understanding of the procedures to be followed to obtain such permits, ancillary rights and authorizations.  Demonstrating earlier success in getting the necessary permits can be used to document the likelihood of success."

The Environment Section of IDP10 describes the status of the current permitting.  A detailed, three-Volume environmental impact assessment (EIA) has been produced to meet Mongolian legislation for the project.  The first EIA volume, for the transport corridor south of Oyu Tolgoi to the Chinese border, was submitted in April 2004 and approved in May 2004.  A supplementary EIA to reflect a realignment to the corridor was later approved in 2007.  The second volume, covering the water resource for the Project, was approved in September 2005 for a partial supply of the Project’s water demands.  Further drilling and testing was completed in 2007 to gain the Water Authority’s approval (in 2009) to acquire the remaining water demands from the water resource.  The final Volume, incorporating the results of the IDP, for the Mining and Processing was submitted in 2006 and approved in 2007, following successful registration of the ore reserve.

Based on the understanding of the procedures and the history of permitting, it is considered reasonable to assume that the final environmental permitting will be granted without resulting in a change to the Reserve.

17.3.4	Mongolian Commercial Minerals

Mongolia has its own system for reporting Mineral Reserves and Mineral Resources.  OT LLC has registered a Mineral Reserve with the GOM.  The system is based on a review by Mongolian experts in a number of disciplines.  A significant difference between the Mongolian system and 43-101 is that, under the Mongolian system, resources and reserves are not valid until registered by the GOM.  A committee of Mongolian experts examines a report prepared by the Owner using a set of guidelines and then, based on a consenus of nominated experts, a recommendation is made to the Minister for Mineral Resources and Energy.  The recommendation to the Minister states the resources and reserves and any conditions.  The Minister then issues an order registering the resources and reserves.

The reports examined by the experts must be in Mongolian language.  OT LLC national staff and Mongolian consultants prepared the report under supervision of OT LLC personnel on secondment from Rio Tinto.  The Mongolian Reserve included 43-101 Inferred material and is similar to the IDP10 Life of Mine (Sensitivity) Case.  The Mongolian Reserve and IDP10 were prepared at different times and with different metal price assumptions for the analyses.

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The Minister issued an order on 10 July 2009.  OT LLC prepared the following translation of the order:

“"Order Of The Minister For Mineral Resources And Energy, July 10, 2009, No. 167, Ulaanbaatar

On acceptance and registration of the revised reserve estimation of Southern Oyu deposits, and the reserve report of Hugo Dummett deposits and Heruga deposit.

Pursuant to Article 48.4 of the Minerals Law, Clause 8, 9 and 14.2 of the Minerals Council Charter, and the Conclusion #15-01 of the Minerals Council extended meeting #15 held on July 1, 2009, it is resolved that:

•
One.  Revised Mineral Reserve estimation of Southern Oyu deposits, and Mineral Reserves of Hugo Dummett deposits and Heruga deposit in 2000-2008 exploration work report by Ivanhoe Mines Mongolia Inc LLC in Khanbogd soum, Umnugobi aimag are accepted as in the attachment to Conclusion summary #15-01.

•	Two. Geological Research Center (U. Borchuluun) is authorized to register the reserves quantity accepted under the Article 1 of this Order in the state minerals reserve inventory.

•
Three.  In relation to registration of revised Mineral Reserve of Southern Oyu deposits, the following copper and gold reserves of Southern Oyu to be mined with open pit operation registered in the state minerals reserve inventory with Conclusion #16-01 of the Minerals Council meeting #16 held on July 30, 2007 shall be removed from the state minerals reserve registration: 127 Mt ore or 0.658 Mt copper metal and 88.1 tonne gold in Measured (A) class, 803 Mt ore or 3.371 Mt copper metal and 148.3 tonne gold in Indicated (B) class.

•	Four. Ivanhoe Mines Mongolia Inc LLC and MRAM (D. Batkhuyag) are assigned to implement the resolved issues in the Conclusion #15-01 of the Minerals Council extended meeting held on July 1, 2009.

•
Five.  Ivanhoe Mines Mongolia Inc LLC is hereby assigned to submit exploration report and field study materials in electronic format (data CD) to Geological Information Center, within 5 working days from the Conclusion of the Minerals Council meeting and the Resolution by Minister of Mineral Resources and Energy issued in relation to it."

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18.	OTHER RELEVANT DATA AND INFORMATION

18.1	COAL TARGETS – TOGOOT MEL

The following is excerpted from USGS Geological Survey Bulletin 1450-B, “Coal Resource Classification System of the U.S. Bureau of Mines and U.S. Geological Survey”:

“Coal is a complex material, its chemical structure still not completely understood.  It is composed chiefly of carbon, hydrogen, and oxygen, with smaller amounts of sulfur and nitrogen and variable quantities of trace elements ranging from aluminum to zirconium.  All but 16 of the 92 naturally occurring elements have been detected in coal, mostly as trace elements below 0.1 percent (1000 parts per million, or ppm).  Coals of the same rank may appear similar, but their compositions can vary widely, not only from deposit to deposit but also within the same coalbed, because of differences in the environment of the coal swamps and the nature of the original plant debris.  The elements found in coal were introduced into the coalbed in one or more different ways: as material washed into the coal swamp, as a biochemical precipitate from the swamp water, as a minor constituent of the original plants, or as a later addition, after the coal was formed, primarily by ground water.

“Sulfur occurs in coal in three forms: (1) iron sulfides (pyrite and marcasite), (2) secondary sulfates (gypsum and hydrous ferrous sulfate), and (3) organic sulfur chemically bonded to the coal-forming plant material.  Most of the iron sulfides occur in the form of pyrite, which is distributed in many ways: as lenses, bands, fractures, and nodules, and as finely disseminated particles.  The larger particles can be partly removed by conventional cleaning processes, but the fine particles are difficult to remove unless the coal is finely crushed and the pyrite separated by special treatment.  Sulfate sulfur is less easily removed; however, it is normally present in small amounts (generally less than 0.05%) and usually of no great concern.  Organic sulfur predominates in low-sulfur coal.  As the total sulfur content of coal increases, the amount of organic sulfur can rise to more than 1%.  Organic sulfur cannot be removed by conventional coal-cleaning processes.  High-sulfur coal is a product of swamps that were covered by sea water.  Bacteria in the swamp converted the sulfate in the sea water into pyrite that became part of the coal.  Low-sulfur coal deposits were developed primarily under fresh-water conditions.

“Minerals are the incombustible matter in coal that becomes ash after burning.  Minerals represent the inorganic parts of coal and include clay (the most abundant inorganic constituent), carbonates, sulfides, and quartz.  The ash content of coal produced for electric power plants in recent years ranged from about 5 to 19% (by weight) and averaged about 10% (about 200lb/t).  Ash not only poses significant disposal problems, but it can form incombustible residues in furnaces, causing combustion problems and erosion of boiler components.  Some ash is used in land fills and in making concrete and cinder blocks.

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“Cleaning upgrades the quality and heating value of coal by removing or reducing the amount of pyritic sulfur, rock, clay, and other ash-producing material.  Cleaning also removes materials that become mixed with the coal during mining, such as wire and wood.  Conventional cleaning methods generally remove up to one-third of the inorganic (pyritic) sulfur in coal, but none of the organic sulfur.  Currently, commercial technology is not available for reducing the levels of the alkali metals sodium and potassium.  In general, about 30 t of refuse are removed from every 100 t of raw (as-mined) coal that is cleaned.

“Coal cleaning is based on the principle that coal is lighter than the rock and other impurities mixed or embedded in it.  The impurities are separated by various mechanical devices using pulsating water currents and rapidly spinning water.  The large buoyancy difference between coal’s combustible matter and its mineral impurities is exploited efficiently with the use of liquids of different densities in dense-medium systems, which are used in about two-thirds of the plants.  Finely powdered coal (coal fines) produced during mining, handling, and crushing operations is usable but difficult to clean and handle.  Finely sized coal is cleaned by froth flotation, a relatively high-cost chemical/physical process in which the coal adheres to air bubbles in a reagent and floats to the top of the washing device while the refuse sinks to the bottom.  About 40% of the U.S. coal cleaning capacity consists of plants that use froth flotation to recover coal fines.  The remaining plants either discard the coal fines as refuse or mix uncleaned coal fines with the cleaned coal for shipment to customers.  Oil agglomeration has been used to a limited extent to clean ultra fine coal.  The oil clings to the coal surface, causing it to agglomerate while other refuse particles remain suspended and are removed.

“Coal cleaning consists of the following basic steps involving physical preparation and physical cleaning: (1) crushing, grinding and/or breaking, to prepare the coal for the washing process; (2) sizing, to separate coal into different dimensions, both to match the specifications for the various cleaning devices and to meet market requirements; (3) washing, to remove ash and sulfur components from coal; (4) dewatering and drying, to remove excess moisture and prepare the cleaned coal for shipment and also to increase its heat value.  Cleaned coal of different sizes and properties can be blended at the plant to meet consumer requirements.”

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19.	INTERPRETATIONS AND CONCLUSIONS

19.1	JOINT VENTURE PROPERTY

•           The geology of the Oyu Tolgoi project is well understood. The deposits are considered to be examples of a copper–gold porphyry system and related high-sulfidation types of deposits. The deposits are grouped into three areas:  Heruga, Southern Oyu and Hugo Dummett. The exploration program relies strongly on geophysical survey data (IP and magnetics), and other target anomalies still remain within the project land holdings. The current Hugo North, Hugo South and Southern Oyu resource models were developed using industry-accepted methods and are considered acceptable for incorporation into resource estimates.

The Mineral Resources were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred Mineral Resource categories.

19.1.1	Hugo North Extension

19.1.1.1	Mineralization

The highest-grade copper mineralization in the Hugo North Deposit is related to a zone of intense stockwork to sheeted quartz veins.  The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body and extends into the adjacent basalt.  In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intense vein zone, in the Hugo North gold zone.  This zone is distinct in its high gold (ppm) to Cu (%) ratios (0.5:1).  Bornite is dominant in the highest-grade parts of the deposit (3% to 5% Cu), and is zoned outward to chalcopyrite (2%).  At grades of <1% Cu, pyrite–chalcopyrite ± enargite, tennantite, bornite, chalcocite, and rarely covellite occur, hosted mainly by advanced argillically altered dacite tuff.

Elevated gold grades in the Hugo North deposit occur within the up-dip (western) portion of the intensely veined high-grade core, and within a steeply dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulfides are disseminated throughout the rock in the matrix as well as in quartz veins.  The fine-grained sulfide gives the rocks a black “sooty” appearance.  The red colouration is attributed to fine hematite dusting, mainly associated with albite.

The Hugo North Deposit is characterized by copper–gold porphyry and related styles of alteration similar to those at Hugo South.  This includes biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones.

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19.1.1.2	Resource

The Hugo North Extension on the Lookout Hill Property and the Hugo North Deposit on Ivanhoe’s adjacent Oyu Tolgoi project are both part of a single geological entity.  Because of this, the Mineral Resources of both deposits together have been estimated as a single body using the same parameters, composites and geological information.  At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two Projects and the tonnes and grades are reported accordingly.

The publically reported estimate for Hugo North was completed by AMEC in 2007 (Cinits and Parker, 2007).  Since then, only a handful of holes have been drilled and it is considered that these holes would not materially impact a subsequent resource estimate.  In late 2008, Scott Jackson and John Vann of Quantitative Group were nominated as QPs for Hugo North Extension, In order to do this, two site visits were completed in 2008 to review local geology, observe sampling, logging, assaying procedures etc as well as understand logic behind the development of the estimation domains.  Subsequent to the site visits, QG independently re-estimated the Hugo North (and Hugo North Extension) deposits.  All of QG’s checks confirm the work done by AMEC is robust and Scott Jackson and John Vann of QG consent to signing off as QP’s for the estimate.

The Mineral Resource estimate for both the Hugo North and North Extension Deposits was based on 307 core holes totalling 371 172 m.  Of these, 37 holes for 54 546 m are within the Hugo North Extension.

General conclusions on the estimate and input data are as follows:

•
The geology of the Hugo North Extension and the adjacent Hugo North Deposit are well understood, however there is additional structural complexity in the Hugo North Extension.  The deposits are considered to be examples of a copper–gold porphyry system.  The exploration program completed by Ivanhoe on the Joint Venture Property relies strongly on geophysical survey data (IP and magnetics) as a method of determining drill targets.  Several geophysical target anomalies remain untested by drilling along strike and are untested by drilling.

•
The highest-grade copper mineralization in the Hugo North Extension is related to a zone of intense stockwork to sheeted quartz veins which typically grades over 2% Cu.  The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks in the southern part of the deposit.  In addition, moderate to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely-veined zone.  This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).  Bornite is dominant in highest-grade parts of the deposit (averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (averaging around 2% Cu for the high–grade chalcopyrite dominant mineralization).  At grades of <1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.

•
Elevated gold grades in the Hugo North Extension occur within the up-dip (western) portion of the intensely-veined high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

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•
The Hugo North Extension is characterized by copper–gold porphyry and related styles of alteration similar to those at the adjacent Hugo North Deposit.  This includes biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones.

•
Ivanhoe, as project operator, employs a comprehensive QA/QC program for the drilling.  QG briefly reviewed Ivanhoe’s QA/QC procedures and found them to be strictly followed.  Duplicate performance of core, coarse reject, and pulp duplicates was evaluated by QG and although some biases in Au and Cu for standard reference materials (SRM’s) relative to best value were noted, these were generally small and not consistent and therefore considered acceptable.  QG is of the opinion that Ivanhoe’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

•
The Hugo North/Hugo North Extension resource model was developed using industry-accepted methods.  QG validated Ivanhoe’s lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes were found to honour the drill data and appeared to have been well constructed.  QG also reviewed Ivanhoe’s 3D mineralized envelopes, or shells, used to constrain grade interpolation.

•
The Mineral Resources of the Hugo North Extension within the Joint Venture Property were classified using logic consistent with the CIM definitions referred to in National Instrument 43–101.  The mineralization of the project satisfies sufficient criteria to be classified in both Indicated and Inferred Mineral Resource categories.

The Hugo North Extension remains open to the north-northeast and in most sections, at depth.  However at the northernmost tip of the deposit, the top of the mineralization is approximately 1200 m below surface, making additional drilling slow and expensive.  Although additional drilling is warranted to trace the mineralization in these directions, this is best done from underground, if the appropriate access and infrastructure is eventually put in place.

19.1.1.3	Processing and Metallurgy

AMEC Minproc has reviewed preliminary process and metallurgical testwork on the Hugo North Extension Deposit and the Hugo North Deposit within the Oyu Tolgoi project.  Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested.  According to Ivanhoe Mines, elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending.  Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Oyu Tolgoi project.

19.1.2	Ulaan Khud (Airport North)

Ulaan Khud, located approximately 8 km north of Hugo North Extension, is an extensive area of flat topography underlain by unconsolidated Cretaceous cover that was considered by Ivanhoe as an ideal

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

location for an international airport.  The zone was explored during 2006 and early 2007 with 35 diamond drill holes totalling approximately 16 700 m.  One additional hole was drilled in 2008 to test the up-dip extension of mineralization intercepted in hole EGD127.

Drilling in 2006 and 2007 defined a shallow but narrow, steeply-dipping zone 30 to 50 m wide with a north–south strike length of approximately 900 m, and a vertical extent of up to 600 m.  The zone averages <0.3% Cu but contains narrow, patchy, high-grade copper and gold intervals.  No significant mineralization was intercepted in the 2008 drill test and the zone was not expanded.

No further work is recommended in this area; however, the poorly explored area between the south end of the Ulaan Khud and Hugo North Extension could still be considered prospective.

19.1.3	Heruga Deposit – Javhlant ML

19.1.3.1	Mineralization

The Heruga deposit, which lies within the Javhlant ML, contains a large zone of porphyry copper-gold-molybdenum mineralization that has been subject to systematic drilling by Ivanhoe Mines.  To date, 43 drill holes totaling 53 403 m had been completed.

QG has reviewed pertinent data from the Javkhlant MEL and the adjacent Oyu Tolgoi project (100% Ivanhoe) to obtain a sufficient level of understanding to complete a Mineral Resource estimate for the Heruga Deposit.
The copper–gold-molybdenum porphyry-style mineralization at Heruga is hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

19.1.3.2	Resource

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100 ppm to 1000 ppm) molybdenum mineralization in the form of

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

molybdenite.  Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

Similar to comments made regarding the Hugo North estimate, QG has noted that Ivanhoe has continued to implement the comprehensive QA/QC program.

QG reviewed Ivanhoe’s QA/QC procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  QG conclude that Ivanhoe’s current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  A close-off date of 21 June, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

Ivanhoe created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honored the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software.  The methodology used was very similar to that used to estimate the Hugo North deposits.  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 m of a drill hole were initially considered to be in the Inferred category.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

that were greater than 150 m from a drill hole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  Of the total tonnes classified as inferred approximately 92% are within 150 m of a drill hole while the average distance of the Inferred blocks is approximately 100 m.

19.1.4	Heruga Deposit – Javhlant ML

19.1.4.1	Mineralization

The Heruga project, which lies within the Javkhlant MEL, contains a large zone of porphyry copper-gold-molybdenum mineralization that has been subject to ongoing systematic drilling by Ivanhoe Mines.  To 21 June 2009, 43 drill holes had been completed, or partially completed.

QG has reviewed pertinent data from the Javkhlant Property and the adjacent Oyu Tolgoi project to obtain a sufficient level of understanding to complete the Mineral Resource estimate for the Heruga Deposit.

The copper–gold-molybdenum porphyry-style mineralization at Heruga is hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulfides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

19.1.4.2	Resource

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100-1000 ppm) molybdenum mineralization in the form of molybdenite.  Locally high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

QG has noted that Ivanhoe has continued to implement the comprehensive QA/QC program.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

QG completed visits to the on-site preparation laboratory and assaying laboratory in Ulaanbaatar.

QG reviewed Ivanhoe’s QA/QC procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Heruga Deposit is in control and the results are suitable for use in Mineral Resource estimation.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  A close-off date of 21 June 2009 for all survey (collar and downhole) and assay data incorporated into the database.

Ivanhoe created three dimensional shapes or wireframes of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralization faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software.  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider they are well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drill hole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  Of the total tonnes classified as Inferred, approximately 95% are within 150 m of a drill hole while the average distance of the Inferred blocks is approximately 100 m.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

19.2	MINERAL RESERVE – HUGO NORTH EXTENSION

The Mineral Reserves in this Study are based on prefeasibility study level work carried out for Oyu Tolgoi in IDP10.  Measured and Indicated Resources have been converted to Proven and Probable Mineral Reserves.  Prefeasibility level study work, Measured and Indicated Mineral Resources meet the data density adequacy requirements for Mineral Reserve reporting under the National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Institute of Mining and Metallurgy (CIM).  This result meets the main objective of the Study.

19.3	LOOKOUT HILL WEST (100% ENTRÉE)

The two precious metals targets, Ukhaa Tolgod and Morinii Takh, occur in volcanic-dominated terranes.  The Ukhaa Tolgod target is hosted by weakly-altered rhyolitic sill-like intrusions.  Mineralization does not appear to continue consistently to depth.  Silicified volcanics at Morinii Takh are similar to those that outcrop in the vicinity of the high-sulohidation Ring Dyke target.  No significant results were returned from drilling.

The Nomkhon Bohr coal target is a blind discovery in the northwest corner of the Togoot MEL, made by drilling on a chargeabilty anomaly associated with the northern margin of a magnetic low.  The host stratigraphy is dominated by fine clastic sedimentary rocks interpreted to be part of a deltaic/lacustrine sequence.  This geology differs from the coarse intermediate to felsic volcaniclastics that underlie much of the Togoot MEL, which are interpreted to be of Carboniferous age.  Although diagnostic fossil assemblages have not been found in the Nomkhon Bohr stratigraphy, it is interpreted to be of Permian age.  To date, the coal-bearing stratigraphy has been traced over a strike length of 1200 m at Nomkhon Bohr, and although the coal does not outcrop, it can be exposed in shallow (<2 m deep) trenches.  The stratigraphy dips moderately to the north, and is projected to continue beyond the Togoot MEL boundary.  Within the stratigraphy, there are two to five coal Seam Series that can be recognized and correlated from hole to hole and section to section.  Each series has one or more coal Seams, with ash contents less than 40%.

The hangingwall contact of the Nomkhon Bohr target varies along strike.  On the western portion of the target, the hangingwall comprises diorite, which has been intruded as a sill into the stratigraphic sequence, and in one drill hole, has coal clasts in its contact.  On the eastern portion of the target, the immediate hangingwall comprises fine-grained laminated sedimentary rocks.  These are intruded by the diorite sill, which is no longer in direct contact with coal.  However, the easternmost end of Nomkhon Bohr appears to be cut off by the diorite, which cuts across the stratigraphy and is found in contact with the conglomerates that occur in the footwall of the coal series stratigraphy.

Despite drilling difficulties in 2008, revised recovery techniques for core holes allowed almost all holes in 2009 to be completed to target depth.

The Coking Flats coal is very similar to Nomkhon Bohr with respect to ash content.  Hole-to-hole and section-to-section correlations are difficult, in part due to structural complexity that has not yet been determined.  It is also overlain by thick Cretaceous conglomerates, and would require considerable blind drilling in order to determine if a potentially mineable coal reserve exists.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The Khar Suul coal target is overlain by relatively thin Cretaceous sandstones and conglomerates.  Although superficially similar to Nomkhon Bohr, the Permian sedimentary sequence here generally lacks coarser conglomerates, and to date, the narrow “coal” intercepts identified in core are more accurately described as carbonaceous mudstones, with no ash contents less than 40%.

All the coal targets are hosted by a stratigraphic package, believed to be Permian in age, which shows remarkable continuity outside of the immediate target area.  In particular, marker horizons can be traced for several kilometres on the property, and have been observed beyond the Togoot Licence boundary.  The same can be said of the overall geological succession – felsic welded tuffs and volcaniclastics (subaerial to shallow marine or lacustrine, of Carboniferous age?) overlain initially by a distinctive but intermittent carbonate horizon (Permian age?), then coarse clastic sedimentary rocks that fine upward into fine- and very fine-grained clastic sedimentary rocks, capped by a second coarse clastic sedimentary succession.  Within the Permian stratigraphic package are sill-like intrusive rocks, in particular diorite, which occurs in the immediate hangingwall of carbonaceous mudstones with interbedded coal seams.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

20.	RECOMMENDATIONS

20.1	JOINT VENTURE PROPERTY

Exploration and development of the Entrée Ivanhoe Joint Venture Property is under the control of project operator OT LLC.  The future work recommendations in IDP10 although focussed on the OT project will be of benefit to Entrée as they will include examination of the Entrée Ivanhoe Joint Venture Property.

20.1.1	Oyu Tolgoi - Implementation Review

It has been identified in the study work that there are a number of areas where project value can be improved or optimized.

IDP10 recommends that OT LLC undertake a comprehensive implementation review to establish a baseline for the Project as it moves towards full production.  This will also assist in the continued monitoring and interpretation of the IA.  Key areas identified for the Implementation Review are:

•	Capital Re-Estimate

•	Start-up Date Optimization

•	Open Pit Optimization

•	Optimization of Gold Recovery

•	Tailings Dam Design

•	Power Supply

•	Water Supply

•	Concentrate Transport.

Other areas identified for future work are:

20.1.1.1	Characterization Drift

Information from the first underground development drift will confirm assumptions made in IDP05.  The Characterization Drift and associated drilling is an important step in finalizing designs for the underground feasibility study and mine development.  This will have a direct effect on the Hugo North Mineral Reserve by improving the understanding for operational activities.

20.1.1.2	Additional Resources

The recent Heruga and Far South discoveries have again highlighted the exploration potential of the Oyu Tolgoi region.  Opportunities for further discoveries along strike and at depth below existing discoveries could add significant life or increase the size of the Oyu Tolgoi project; extended exploration of the region is advised and an ongoing budget for exploration is in place with over 12 000 m of exploration diamond drilling planned for 2010.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

20.1.1.3	Mining Methods and Schedules

Options for increased production rates and varying the start times of some of the deposits have been examined but will required more detailed studies.  The Alternative Production Options indicate the direction for these stusies.

20.1.1.4	Real Options Analysis

The work conducted so far on real options by Ernst & Young should be expanded to improve the understanding of the Project for management.  Consideration could be given to conducting a Fully Flexible Real Options evaluation, looking to incorporate the discussions on management flexibility with the current real options work which is centred on copper and molybdenum price reversion.

20.1.2	Ulaan Khud

No additional work is recommended at Ulaan Khud.

20.2	LOOKOUT HILL WEST

20.2.1	Coal Targets – Togoot Licence

Nomkhon Bohr drill data has been used by independent Mongolian consultants to calculate a coal resource (based on Mongolian reporting) which has been reviewed and approved by the Minerals Resource Council (which reports to MRAM).  Entrée submitted the mining licence application to MRAM prior to the licence expiry date, as required by law. Assuming the application is successful, the following work is recommended at Nomkhon Bohr:

•	Determination of the age of the stratigraphic sequence by identifying the fossils present in the laminated fossiliferous siltstone hangingwall marker unit.

•	Petrography and trace element geochemistry of the coal seams should be determined. Both of these studies may aid in correlation of individual coal seams.

•	Additional washability tests should be undertaken on material from other holes along the target.

•
Geotechnical studies on coal characteristics (agglomeration; agglutination; Hardgrove Grindability Index) as well as ultimate analyses to determine the percentages of carbon, hydrogen, oxygen, nitrogen, sulphur and ash.

•	Potential exists to expand the Nomkhon Bohr coal deposits toward the north and northeast. Consideration should be given to acquiring additional exploration rights in these areas.

•	Cost of the foregoing work is not expected to exceed US$35 000, of which US$30 000 would be for washability testing.

•	No field work at Nomkhon Bohr is recommended.

•	Additional testing of the Coking Flats, Khar Suul, and Toogie West coal targets is not recommended at this time.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

20.2.2	Metal Targets

20.2.2.1	Togoot Licence

Additional testing of the Ukhaa Tolgod and Morinii Takh precious metals targets is not recommended at this time.

20.2.2.2	Shivee West

A program of detailed geophysics and approximately 5,000 metres of drilling is recommended on Shivee West.  This work will test deep geophysical targets and copper, molybdenum, gold soil geochemical targets within a belt of prospective Devonian rocks identified in earlier programs.  Areas of Shivee West are geologically similar to the Devonian-aged setting of the Entrée-Ivanhoe Mines joint venture deposits, Hugo North Extension and Heruga, and Ivanhoe Mines’ nearby Oyu Tolgoi deposits.  This recommended work is estimated to cost approximately US$4.0 million for first phase 2010 exploration.

Table 20.2.1 Shivee West – Exploration Budget, Phase 1
Item	Description	US$
Core Drilling: (including mob/demob)	5 000 m	1 650 000
Analytical (including shipping and QA/QC samples)	Core and soils	238 500
Trenching and Drill Support (drill pads, roads)		118 370
Gridding and Surveying		0
Professional staff:		224 720
General labour & camp staff		59 680
Consultants		50 000
Geophysics (IP)		60 000
Database Work		3 560
Licences and Permits		916 000
Equipment, supplies and related expenses		177 880
Travel		86 040
Miscellaneous (Administrative, communications, etc)		200 350
Subtotal Phase I		3,785,100
Contingency (~10%)		300 000
Phase 1 Total	Approximately	3,985,450

Contingent upon successful results from the Phase I program, a Phase II program comprising additional follow-up drilling and totalling approximately $US4.0 million is recommended.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

21.	REFERENCES

AMEC–Ausenco, 2005:  Summary Technical Report, Oyu Tolgoi project, Mongolia, Integrated Development Plan: unpublished report, Ivanhoe Mines Mongolia Inc.  October, 2005, accessed 20 February, 2007, http://www.ivanhoe-mines.com/s/NewsReleases.asp?ReportID=118375&_Type=
News-Releases&_Title=independent-integrated-development-plan-for-oyu-tolgoi-highlights-significant and long-lasting benefits for Mongolia.

Badarch, G., 2005:  Tectonics of South Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R. Seltmann, O. Gerel and D. Kirwin, eds., IAGOD Excursion Guidebook of the SEG-IAGOD Field Trip to “Copper and Gold Deposits of Mongolia’, pp.119 – 129.

Badarch, G., Cunningham, W. D., and Windley, B.  F., 2002:  A new terrane subdivision for Mongolia: implications for the Phanerozoic crustal growth of Central Asia; Journal of Asian Earth Sciences Vol.  21 (2002), pp.87 – 110.

Blight, J., Cunningham, W. D., and Petterson. M., 2008:  Crustal evolution of the Saykhandulaan Inlier, Mongolia: Implications for Palaeozoic arc magmatism, polyphase deformation and terrane accretion in the Southeast Gobi Mineral Belt; Journal of Asian Earth Sciences, Vol.  32 (2008), pp.  142-164.

Blower, S., 2006:  Copper Flats Deposit, Mongolia, NI 43-101 Technical Report; unpublished internal report, Ivanhoe Mines Ltd., (technical report filed under NI 43–101, SEDAR).

Cann, R., 2004:  2002–2003 Exploration Report on the Shivee Tolgoi Property, Őmnögovi Aimag, Southern Mongolia; unpublished report, Entrée Gold Inc.  November, 2004 (technical report filed under NI 43–101, SEDAR).

Cherrywell C.H., 2005:  Summary Report on the Property of the Entrée–Ivanhoe Earn-in and Equity Participation Agreement, Shivee Tolgoi Earn-in Property, Southern Gobi Region, Mongolia: unpublished report, Entrée Gold Inc.

Cinits R., and Parker, H., 2007:  Lookout Hill Project, Mongolia, NI 43-101 Technical Report March 29, 2007

Diessel, C.F.K., 1992:  Coal-Bearing Depositional Systems; Springer-Verlag, Berlin-Heidelberg.  721 p.

Erdenetsog, B.-O., Lee, I., elegiin, B.-E. and Jargal. L., 2009:  Mongolian coal-bearing basins: Geological settings, coal characteristics, distribution, and resources; Int. ournal of Coal Geology, Vol.  80 (2009), pp.  87-104.

Forster, C.N., 2006:  Drilling report, Hugo North Extension: unpublished internal company report, Entrée Gold Inc., February 2006

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Forster, C.N., and Crane, D., 2006:  Entrée Gold – Ivanhoe Mines JV Project Geology and Drilling Report, Second Anniversary: unpublished internal company report, Entrée Gold Inc., 47 p.

Forster, C. and Crane, D., 2007:  Entrée Gold – Ivanhoe Mines JV Project Geology and Drilling Report, 2nd Anniversary; private report prepared for Entrée Gold Inc., 40p.

Forster, C.N., Crane, D., Kavalieris, I. and Sketchley, D., 2008:  Entrée Gold – Ivanhoe Mines JV Project Geology and Drilling Report, Third Anniversary: unpublished internal company report, Entrée Gold Inc., 57 p.

Foster, J.R., 2009:  2009 Report of Work on the Togoot Licence 3136x, Shivee Tolgoi Property, Mongolia: unpublished internal company report, Entrée Gold Inc., November 30, 2009.

Hendrix, M.  S., Beck, M. A., Badarch, G., and Graham, S. A., 2001:  Triassic synorogenic sedimentation in southern Mongolia: early effects of intracontinental deformation, in Paleozoic and Mesozoic Tectonic Evolution of Central Asia – From Continental Assembly to Intracontinental Deformation, M. S. Hendrix and G. A. Davis, eds., Geological Society of America Memoir 194, pp. 389 – 412.

Hodgson, S.B., Juras, S.J, Bull, G. and Oliver, R.G., 2005:  Technical Report, Preliminary Assessment, Oyu Tolgoi project, Mongolia: unpublished internal report, Ivanhoe Mines Ltd., January 2005 (technical report filed under NI 43–101, SEDAR). ioGlobal, 2006:  Audit Report on Laboratories, Mongolia: unpublished internal report, Entrée Gold Inc., September, 2006.

Hughes, J. D., Klatzel-Mudry, L., and Nikols, D. J., 1989:  A Standardized Coal Resource/Reserve Reporting System for Canada; Geological Survey of Canada Paper 88-21, 17p.

Jackson, S., Vann, J.,  David, D., Cullingham O., 2010: NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, unpublished report, Entrée Gold Inc., March 2010 (technical report filed under NI 43–101, SEDAR).

Juras, S., 2005:  Technical Report, Hugo Dummett and Southern Oyu Deposits, Oyu Tolgoi, Mongolia: unpublished report, Ivanhoe Mines Mongolia Inc., May 2005 (technical report filed under NI 43–101, SEDAR).

Kirwin, D. J., Forster, C. N., Kavalieris, I., Crane, D., Orssich, C., Panter, C., Garamjav, D., Munkbhat, T. O. and Niislelkhuu, G., 2005:  The Oyu Tolgoi copper-gold porphyry deposits, South Gobi, Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R.  Seltmann, O. Gerel and D. J. Kirwin, eds., IAGOD Guidebook Series 11, CERCAMS/NHM London, pp.  155-168.

Khashgerel, B., Rye, R.O., Hedenquist, J.W., and Kavalieris, I., 2006: Geology and Reconnaissance Stable Isotope Study of the Oyu Tolgoi Porphyry Cu-Au System, South Gobi, Mongolia: Economic Geology, Vol. 101, pp. 503-522. ref.

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Lamb, M. A. and Badarch, G., 2001:  Paleozoic sedimentary basins and volcanic arc systems of southern Mongolia: New geochemical and petrographic constraints; in Paleozoic and Mesozoic Tectonic Evolution of Central Asia – From Continental Assembly to Intracontinental Deformation, M. S. Hendrix and G. A. Davis, eds., Geological Society of America Memoir 194, pp.117 – 149.

Lewis, P., 2008:  Notes on the Geology of the Heruga Deposit; unpublished report prepared for Ivanhoe Mines Mongolia, 21p

Panteleyev, A. 1995:  Porphyry Cu+/-Mo+/-Au: in Selected British Columbia Mineral Deposit Profiles, Volume 1 — Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 87–92.

Panteleyev, A. 1996a:  Epithermal Au–Ag–Cu: High Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 — Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 37–39.

Panteleyev, A., 1996b:  Epithermal Au–Ag: Low Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Panteleyev, A., 2004a:  Report on 2004 Geological Mapping ‘Shivee Tolgoi’ Property, Omnogovi Aimag, South Gobi Region, Mongolia; Geology of “Main” (Zones I, II and III) and ‘Copper Flats’ Grids: unpublished internal report to Entrée Gold Inc.  by XDM Geological Consultants Inc.

Panteleyev, 2004b:  Report on 2004 Exploration Program and Geological Mapping, Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: unpublished internal report to Entrée Gold Inc.  by XDM Geological Consultants Inc., April 2005.

Panteleyev, 2005:  Report on 2004 Exploration Programme and Geological Mapping Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., February 2005 (technical report filed under NI 43–101, SEDAR).

Panteleyev, A., 2008: Report on June/July 2008 Geological Mapping, Togoot Licence, Lookout Hill (Shivee Tolgoi) Property, Omnogovi Aimag, South Gobi Region, Mongolia - Geologic Mapping of Volcanic Terrane in Northern Togoot Licence Area unpublished report prepared for Entrée Gold Inc., 25p.

Perelló, J., Cox, D., Garamjav, D., Sanjdorj, S., Schissel, D., Munkhbat, T-O and Oyun, G.  2001:  Oyu Tolgoi, Mongolia: Siluro-Devonian Porphyry Cu-Au-Mo and High Sulphidation Cu Mineralization with a Cretaceous Chalcocite Blanket: Economic Geology, v. 96, pp. 1407-1428.

Peters, B., Blower, S., Haines, A., and David, D., 2006:  Oyu Tolgoi project, Southern Oyu Open Pit Technical Report, unpublished internal report to Ivanhoe Mines Ltd., January 2006, (technical report filed under NI 43–101, SEDAR).

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Reid, D.F., Cole, A.L. and Cann, R.M., 2003:  2002 Exploration Report, Shivee Tolgoi JV Property, Omnogovi Aimag, Mongolia: unpublished internal company report, Entrée Gold Inc.

Reid, D.F., Cole, A.L. and Cann, R.M., 2004:  2003 Exploration Report, Shivee Tolgoi JV Property, Omnogovi Aimag, Mongolia: unpublished internal company report, Entrée Gold Inc.

Sketchley, D.A., and Forster, C.F., 2007. QA-QC at Oyu Tolgoi Cu-Au Project, South Gobi, Mongolia: meeting and exceeding technical disclosure requirements; CIM Magazine, February 2007, Vol. 2, No. 9.

Sketchley, DA., and Tuvshintsengel, A., 2008.  Progress report for January 2008, QAQC work Oyu Tolgoi project, South Gobi, Mongolia, Ivanhoe Mines Inc.  (Unpublished company report).

Stopes, M. C., 1919:  On the four visible ingredients in banded bituminous coal: Studies in the composition of coal, No.1; Proceedings of the Royal Society of London, Series B, Vol. 90, pp. 470 - 486.

Thomas, L., 2002: Coal Geology, Wiley and Sons, 384 p.

Traynor, G. and Sladen, B.  F., 1995:  Tectonic and stratigraphic evolution of the Mongolian People’s Republic and its influence on hydrocarbon geology and potential; Marine and Petroleum Geology 12 (1995), pp. 35 – 52.

Vann, J., Jackson, S., Parker, H., David, D., Cann, R., and Foster, J., 2008: NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, unpublished report, Entrée Gold Inc., March 2008 (technical report filed under NI 43–101, SEDAR).

Vann, J., Jackson, S.,David, D., Cullingham O, Cann, R., and Foster, J., 2009: NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, unpublished report, Entrée Gold Inc., March 2009 (technical report filed under NI 43–101, SEDAR).

Wainwright, J.A., 2008.  Volcanostratigraphic framework and magmatic evolution of the Oyu Tolgoi porphyry Cu-Au district, South Mongolia.  Unpublished PhD thesis, University of British Columbia.

Wainwright, J.A., Tosdal, R.M., Forster, C., Kavalieris, I., Crane, D., Findlay, A., and Kirwin, D., 2005:  Structure and Stratigraphy of the Oyu Tolgoi Cu–Au Porphyry, Mongolia: Poster presentation at Cordilleran Exploration Round Up, Vancouver, January, 2005.

Watkins, T.A., 2007:  Shivee Tolgoi Exploration Report Summary of Work Conducted on the Shivee Tolgoi, Javhlant and Togoot Licenses, unpublished internal company report, Entrée Gold Inc., 12 p.

Additional references are identified throughout the text of this report.

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22.	DATE AND SIGNATURE PAGE

The undersigned hereby sign off on this Technical report, titled NI 43-101 Compliant Technical Report of the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, with an effective date of 30 March 2010.

Signed:

•	Overall Preparation of the Report

•	/s/Bernard Peters

•	Bernard Peters, B. Eng. (Mining), M. AusIMM (201743), AMEC Minproc Limited

•	Mineral Resources

•	/s/Scott Jackson

•	Scott Jackson, B.Sc. (Hons), CFSG, M. AusIMM (201735), Quantitative Geoscience Pty Ltd

•	/s/John Vann

•	John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F. AusIMM (103352), F.A.I.G., M.S.E.G, Quantitative Geoscience Pty Ltd

•	/s/ Owen Cullingham

•	Owen Cullingham, B.Sc., P.Geol. (20409), P.Geo (M33886), employed by O. R. Cullingham Resource Consultant Ltd.

•	Underground Mineral Reserve Estimate

•	/s/George R Stephan

•	George R Stephan, E.M. (Engineer of Mines), MBA, Qualified Prof. Member Mining and Metallurgical Society of America, Stantec (formerly McIntosh Engineering)

•	Underground Mine Geotechnical

•	/s/Jarek Jakubec

•	Jarek Jakubec, C. Eng., SRK Consulting Inc.

•	Processing

•	/s/Dean David

•	Dean David, B.AppSc. (Metallurgy), F AusIMM (102351), AMEC Minproc Limited

•	Tailings Storage Facility

•	/s/Bruce Brown

•	Bruce Brown, PE PhD, Assoc. of Prof. Engineers of the Province of British Columbia (16262), Rio Tinto Technology and Innovation

•	Open Pit Mine Geotechnical

•	/s/Albert Chance

•	Albert Chance, B.App.Sc., Assoc. of Prof. Engineers of the Province of British Columbia (16370), Golder Associates Ltd

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23.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

23.1	IDP10 - DESCRIPTION

Oyu Tolgoi LLC has prepared a study titled Integrated Development Plan 2010 (IDP10) which represents the first opportunity to publically update the previous Oyu Tolgoi Integrated Development Plan 2005 (IDP05) for all aspects of the project within the framework of a signed and effective IA with the GOM.  The IDP10 was published in a Technical Report by Ivanhoe Mines in May 2010 and included work on the Entrée-Ivanhoe Joint Venture Property.  The QPs responsible for the Ivanhoe Mines Technical Report are the same QPs responsible for the reporting of the results of the study work on Entrée-Ivanhoe Joint Venture. Section 23 is a description of parts IDP10 significant to the Entrée-Ivanhoe Joint Venture and the financial results attributable to Entrée.  IDP10 presents two complementary development cases:

•	Reserve Case, based strictly on Proven and Probable Mineral Reserves

•	Life of Mine (Sensitivity) Case, which adds a large base of Inferred resources to the Reserve Case.

The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu pits 1 through 9 and Hugo North Lift 1) and is based on a prefeasibility level of study.  The Reserve Case is a prefeasibility quality level study complying with Canadian National Instrument 43-101, although some parts of the Project are further advanced and are considered at feasibility level.  The work of the IDP10 meets the standards of US Industry Guide 7 requirements for reporting Reserves.

The Life of Mine (Sensitivity) Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the project.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment.  Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.  Both scenarios include resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and Entrée-Ivanhoe Joint Venture licence areas.  The initial production period of each case is the same.

23.2	IDP10 MINERAL RESOURCES AND MINERAL RESERVES

The Entrée-Ivanhoe Joint Venture Mineral Resources and Minerals Reserves are part of the full set of inventories considered in IDP10.  The total Mineral Resources and Minerals Reserves reported in IDP10 are shown in Table 23.2.1 and Table 23.2.2.

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Table 23.2.1 Oyu Tolgoi Mineral Resource Summary, 31 March 2010
Deposit	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (000 lb)	Au (oz)	CuEq (000 lb)
Southern Oyu Deposits
Measured	101 590 000	0.64	1.10	1.34	1 430 000	3 590 000	3 000 000
Indicated	465 640 000	0.62	0.43	0.89	6 360 000	6 440 000	9 140 000
Measured + Indicated	567 230 000	0.62	0.55	0.97	7 750 000	10 030 000	12 130 000
Inferred	88 500 000	0.47	0.41	0.73	920 000	1 170 000	1 420 000
Hugo Dummett Deposits
Indicated (Hugo North – Ivanhoe)	703 200 000	1.82	0.39	2.07	28 220 000	8 820 000	32 090 000
Indicated Shivee Tolgoi (Hugo North – EJV)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Indicated (All Hugo North)	820 200 000	1.82	0.42	2.08	32 910 000	11 080 000	37 610 000
Inferred (Hugo North – Ivanhoe)	722 800 000	0.97	0.30	1.17	15 460 000	6 970 000	18 640 000
Inferred Shivee Tolgoi (Hugo North – EJV)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Inferred (All Hugo North)	818 300 000	1.00	0.30	1.19	18 040 000	7 890 000	21 470 000
Inferred (Hugo South)	490 330 000	1.05	0.09	1.11	11 350 000	1 420 000	12 000 000
Inferred (Hugo North and South)	1 308 630 000	1.02	0.22	1.16	29 430 000	9 260 000	33 470 000
Heruga Deposit
Inferred Heruga Javkhlant EJV	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000
Inferred Heruga Ivanhoe	60 000 000	0.48	0.37	0.78	670 000	700 000	1 090 000
Inferred (All Heruga)	970 000 000	0.48	0.48	0.86	10 240 000	15 000 000	18 480 000
Oyu Tolgoi project Grand Total
Measured	101 590 000	0.64	1.10	1.34	1 430 000	3 590 000	3 000 000
Indicated	1 285 840 000	1.38	0.42	1.65	39 120 000	17 360 000	46 770 000
Measured + Indicated	1 387 430 000	1.33	0.47	1.63	40 680 000	20 970 000	49 860 000
Inferred	2 367 130 000	0.78	0.33	1.02	40 610 000	25 390 000	53 280 000
Notes:
•	The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries.
•	The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.
•	The Mineral Reserves are not additive to the Mineral Resources.
•
CuEq has been calculated using assumed metal prices ($1.35/lb for copper and $650/oz for gold and $10/lb for molybdenum); CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.  Mo grades outside of Heruga are assumed to be zero for CuEq calculations

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•
Entrée-Ivanhoe Joint Venture is the Entrée Joint Venture.  The Shivee Tolgoi and Javkhlant  licences are held by Entrée.  The Entrée-Ivanhoe Joint Venture Shivee Tolgoi  and Javkhlant Licences are planned to be

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operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.
Table 23.2.2 Total Oyu Tolgoi project Mineral Reserve, 11 May 2010
Deposit	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Recovered Metal
					Copper (Mlb)	Gold (koz)
Southern Oyu Deposits
Proven	127	21.38	0.58	0.93	1 399	2 994
Probable	828	10.81	0.48	0.27	6 980	5 229
Mineral Reserve (Proven + Probable)	955	12.21	0.49	0.35	8 380	8 223
Hugo Dummett Deposits
Probable (Hugo North – Ivanhoe)	410	51.12	1.90	0.40	15 823	4 368
Probable (Hugo North – EJV Shivee Tolgoi)	27	55.57	1.85	0.72	1 032	531
Mineral Reserve (Probable) (All Hugo North)	437	51.40	1.90	0.42	16 855	4 899
Oyu Tolgoi project Mineral Reserve
Proven	127	21.38	0.58	0.93	1 399	2 994
Probable	1 266	24.84	0.97	0.32	23 835	10 127
Mineral Reserve (Proven + Probable)	1 393	24.52	0.93	0.37	25 234	13 121
Notes:
•
Metal prices used for calculating the Southern Oyu Open Pit NSR are copper $1.30/lb, gold $500/oz, and silver $9.50/ oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the reserve is still valid at these metal prices.

•
Metal prices used for calculating the  Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the reserve is still valid at these metal prices.

•	The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb, gold $850/oz, and silver $13.50/oz.
•
For the open pit, processing and general administration operating costs have been used to determine cut-off grades, which are: Southwest and Central Chalcopyrite $3.88/t, Central Chalcocite and Central Covellite $3.41/t.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•	For the underground block cave all material within the shell has been converted to mineral reserve - this includes inferred material with zero grade that has been treated as dilution.
•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.
•
Entrée-Ivanhoe Joint Venture is the Entrée Joint Venture.  The Shivee Tolgoi and Javkhlant licences are held by Entrée.  The Entrée-Ivanhoe Joint Venture Shivee Tolgoi and Entrée-Ivanhoe Joint Venture Javkhlant Licences are planned to be operated by OT LLC.  OT LLC will receive 80% of cash flows after capital and operating costs

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for material originating below 560m, and 70% above this depth. The Mineral Reserves are not additive to the Mineral Resources.

23.3	IDP10 DESCRIPTION

Five deposits have been identified in the Mineral Resource at Oyu Tolgoi; they are Southwest and Central, Hugo South, Hugo North and Heruga.  Southwest and Central comprise the Southern Oyu and Hugo South and Hugo North comprise the Hugo Dummett deposit.  For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North have been identified for the Mineral Reserve.  In addition to these, long term mine planning has identified potential for another block cave lift at Hugo North, open pit or block caving at Hugo South and two block caving scenarios at Heruga.  The mine planning work undertaken in IDP05, and confirmed in IDP10, suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North

•	Southwest

•	Central

•	Hugo South or Heruga.

The Reserve case assumes processing of 1.4 Bt of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave.  The Life of Mine (Sensitivity) Case extends the mine inventory to include Inferred material and assumes processing of 3.01 Bt over 60 years.  In this case, resources from the planned second lift in Hugo North, Hugo South and the Heruga deposit are added to the mining inventory.  Figure 23.3.1 shows the mining areas that are included in the Reserve Case and in the Life of Mine (Sensitivity) Case,
.

Figure 23.3.1
IDP10 Mining Areas

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IDP10 outlines the initial construction of a concentrator and infrastructure to support production at a nominal capacity of 100 kt/d.  The predominant source of ore at start up is the Southern Oyu Open Pit.  In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit.  Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 kt/d.

At the end of Year 5, an expansion to the concentrator is completed in conjunction with Hugo North reaching full production.  This provides the capacity to process 158 kt/d for the duration of the operation.  Ongoing planning work using Inferred Resources has identified the potential for further expansions to between 210 kt/d and 265 kt/d.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits.  The concentrate produced will initially be trucked to smelters in China and then, in future years, transported by the developing Mongolian rail network, expansions to which are already underway.

Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities.  The major initial infrastructure elements include:

•	Water Borefields
Water demand will be supplied from the Gunii Hooloi basin which extends 35-75 km north of the Oyu Tolgoi site.  Bores will be developed in the southwest and the northeast areas of the Gunii Hooloi borefield with storage lagoons along the pipeline designed to provide for emergency use without impacting site water needs.

•	Water Treatment
A permanent water treatment facility and bottling plant will be constructed to treat raw water from the Gunii Hooloi borefield to drinking (potable) and domestic water standards.

•	Housing

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Accommodation facilities will be constructed to support the operations phase of the Project.  Temporary facilities will also be constructed throughout the Project to support additional manpower requirements for construction and expansion demands.

•	Airstrip
The airport will be located approximately 7 km north of the Oyu Tolgoi mine site and will facilitate the transport of people and goods to the site from Ulaanbaatar and other points of departure.

•	Supporting Facilities
Administration, training, mine equipment maintenance, gatehouse, medical center, fire station, heating plant, fuel storage and warehouse facilities, among others will also be constructed to support operational requirements over the life of mine.

•	Railroads
During the initial 3 years of operation, the transport of bulk supplies and the delivery of copper concentrate to China will be by access road to the railhead.  However, direct rail transport is considered a long term transportation solution after this initial development period.

•	Power
The IDP10 assumes initial power for the project is to be sourced from Inner Mongolia, China.  By the fourth year, in accordance with the terms of the recently completed IA with the GOM, power must be sourced from a power station within Mongolia; although it is not required that OT LLC must build a power station.  This report, however, assumes that a power station sufficient for ongoing power requirements is constructed by OT LLC by the fourth year of operations.

The dates assumed for the IDP10 are based upon current project planning and allow time for the implementation review to be completed in conjunction with financing efforts.  First production from Oyu Tolgoi is expected mid 2013.  The final timeline for development and first production remains at the discretion of OT LLC.

The final timeline for development and first production remains at the discretion of OT LLC, and further review and optimization of the project scope and timing is now underway with particular reference to the terms of the IA.

23.3.1	Site Plans

A plan showing the existing site, general location of the facilities that are installed and under construction and the deposits is shown in Figure 23.3.2.  The site plans showing the locations of the mines, deposits and key infrastructure for the Reserve Case is shown in Figure 23.3.3.  The site plan for the Life of Mine (Sensitivity Case) is shown in Figure 23.3.4.   Additional tailings dam locations are not shown on the plan.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.3.2
Existing Site Layout

4 770 000
646 000
656 000
4 770 000
TO KHANBOGD
LICENCE
15226A
TEMPORARY
CONCRETE
BATCH PLANT
QUARRY
WASTE
MANAGEMENT
CENTRE
CONSTRUCTION
CAMP
HUGO NORTH
SHAFT FARM
BOUNDARY
SHAFT NO. 2
HUGO
DUMMETT
DEPOSIT
SHAFT
NO. 1
LAYDOWN
YARD
UMDAI RIVER
ROM
PAD
LICENCE
15226A
LICENCE
6709
TEMPORARY
AIR STRIP
CENTRAL
DEPOSIT
LICENCE
15226A
CAMPS
SOUTHWEST
& SOUTH
DEPOSITS
LICENCE
6709
LICENCE
15225A
HERUGA
DEPOSIT
4 758 000
646 000
4 758 000
656 000
LICENCE
6710
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IVANHOE
MINES
Oyu Tolgoi Project
IDP10 Existing Site
Site Plan
2 km

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Figure 23.3.3
Reserve Case Site Layout

4 770 000
646 000
656 000
4 770 000
TO KHANBOGD
TEMPORARY CONCRETE BATCH PLANT
WASTE MANAGEMENT CENTRE
CONCENTRATOR SITE
QUARRY
CONSTRUCTION CAMP
HUGO NORTH LIFT 1 BLOCK CAVE
HUGO NORTH SHAFT FARM BOUNDARY
TAILINGS POND
LICENCE 15226A
LICENCE 6709
SHAFT NO. 2
HUGO DUMMETT DEPOSIT
UMDAI RIVER
WAREHOUSE LAYDOWN YARD
ROM
SHAFT NO. 1
PERMANENT CAMP
CRUSHER
CENTRAL DEPOSIT
LICENCE 15226A
LOW GRADE ORE STOCKPILE
DIVERSION DAM EMBANKMENT
TAILINGS PIPELINE
SOUTHWEST & SOUTH DEPOSITS
DIVERSION CHANNELS
TAILINGS POND
SOUTHERN OYU PITS
MINE RAIL YARD
SUBSURFACE FLOW DIVERSION ALIGNMENT
WASTE DUMP
LICENCE 6709
LICENCE 15225A
HERUGA DEPOSIT
4 758 000
646 000
4 758 000
656 000
LICENCE 6710
PROPOSED RAIL ROUTE
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Oyu Tolgoi Project
IDP10 Reserve Case Site Plan
2 km

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Figure 23.3.4
Life of Mine (Sensitivity) Case Site Layout

4 770 000
646 000
656 000
4 770 000
TO KHANBOGD
TEMPORARY CONCRETE BATCH PLANT
WASTE MANAGEMENT CENTRE
CONCENTRATOR SITE
QUARRY
CONSTRUCTION CAMP
HUGO NORTH LIFTS 1 & 2 BLOCK CAVE
HUGO NORTH SHAFT FARM BOUNDARY
TAILINGS POND
LICENCE 15226A
LICENCE 6709
SHAFT NO. 2
HUGO DUMMETT DEPOSIT
WAREHOUSE LAYDOWN YARD
UMDAI RIVER
SHAFT NO. 1
ROM
PERMANENT CAMP
HUGO SOUTH LIFT BLOCK CAVE
CRUSHER
CENTRAL DEPOSIT
LICENCE 15226A
LOW GRADE ORE STOCKPILE
DIVERSION DAM EMBANKMENT
TAILINGS PIPELINE
SOUTHWEST & SOUTH DEPOSITS
TAILINGS POND
DIVERSION CHANNELS
SOUTHERN OYU PITS
MINE RAIL YARD
SUBSURFACE FLOW DIVERSION ALIGNMENT
WASTE DUMP
CONVEYOR
LICENCE 6709
LICENCE 15225A
HERUGA DEPOSIT
4 758 000
HERUGA BLOCK CAVE
4 758 000
646 000
656 000
LICENCE 6710
PROPOSED RAIL ROUTE
AMEC Minproc
IVANHOE MINES
Oyu Tolgoi Project
IDP10 Sensitivity Case Site Plan
2 km

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.4	GOVERNMENT AND COMMUNITY RELATIONS

OT LLC intends to implement systems to manage and mitigate social and environmental impacts of the project in cooperation with the GOM, local administration and local communities.  A series of assessments and studies have been done on social and economic impacts of the project by independent research institutions, on which Oyu Tolgoi’s socio-economic management plans are based.  All assessments and planning processes have included local community members and other regional and national-level Mongolian stakeholders.

The socio-economic impacts of the Oyu Tolgoi project and main risks are defined by economic and industrial growth, social sector service delivery needs, influx into the South Gobi region, public infrastructure and urban development, relocation and displacement, social aspects of environmental impacts, local administration capacity, tradition, cultural heritage and changes of living standards.

23.5	HUMAN RESOURCES AND TRAINING STRATEGY

OT LLC has stated that key to its human resource and training strategy is a corporate vision of ensuring all Oyu Tolgoi staff and contractors meet and exceed international best practice standards.  OT LLC, in partnership with all relevant Mongolian Government and non-government agencies, intends to work together to ensure that there is a suitably qualified Oyu Tolgoi project workforce available to meet the timeframe of the Oyu Tolgoi project.

All staff will be covered by a comprehensive human resources policy and will be paid salary packages in compliance with Mongolian Labour Law.  For the Oyu Tolgoi project, OT LLC is committed that during operations 90% of the workforce will be Mongolian nationals, and during the construction and expansion periods, this is relaxed to 60%.  For all mining activities, the requirement is for at least a 75% Mongolian employee content.  Penalties paid for exceeding the allowed percentage of foreign employees under these regulations amount to 10 times the average Mongolian salary (amounting to about $10 000 per excess foreign national).  The penalties are to be paid into a Mongolian Employment Promotion fund, from which contributions can be made to the OT Training Strategy and Plan.

The OT Training Strategy and Plan is planned is to be tabled with the government within 150 days of the effective date of the investment agreement.  As part of this plan, OT LLC is committed to supporting 150 undergraduate scholarships, 30 of which are to be at international universities, over a 6 year period.

Within 5 years of the commencement of production, OT LLC will use its best endeavours to ensure that no fewer than 50% of its employed engineers shall be Mongolian nationals and, within 10 years of the commencement of production, that no fewer than 70% of its employed engineers shall be Mongolian nationals.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.6	OCCUPATIONAL HEALTH, HYGIENE AND SAFETY

Oyu Tolgoi Health & Safety Management System (H&S MS) has been developed to provide Management with clear direction on health and safety management and to ensure compliance and provide the basis for driving improvements.  The Oyu Tolgoi H&S MS consists of 17 elements:

1.	Health and safety policy has zero harm as goal.

2.	Training competency and awareness will be facilitated by the use of training matrices, competency-based training for extreme risk tasks, and using knowledgeable trainers.

3.	Hazard identification and risk assessment follows a three-tiered approach (pre-task; qualitative and quantitative).

4.
Disaster management and recovery is based on a structured threat analysis risk assessment and involves an emergency response team, area emergency coordination and a disaster management and recovery process.

5.	Legal and other requirements – cultivate a culture of compliance with relevant laws and regulations, standards and procedures.

6.	Documentation and document control via an established document structure and naming convention.

7.	Data and records management consistent with Oyu Tolgoi standards, legislative requirements and privacy laws.

8.	Operational control will be facilitated by safe systems of work.

9.	Management of change – In accordance with the maximum reasonable consequence associated with a change, the appropriate risk management approach is implemented.

10.	Supplier and contractor management to ensure conformance to Oyu Tolgoi H&S standards, procedures and values.

11.	Management review via several performance measurement processes.

12.	Communication and consultation – written and verbal.

13.	Health and safety management improvement planning at various organizational levels.

14.	Measuring and monitoring of exposure and emissions.

15.	Performance assessment and auditing – both 3rd and 2nd party (i.e. external and interdepartmental).

16.	Organizational resources, accountabilities and responsibilities by active leadership support of health and safety processes.

17.	Non-conformance incident and action management to ensure continuous improvement.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.7	OT LLC LICENCE OPEN PIT GEOTECHNICAL

Although the open pits currently considered in the IDP10 cases are entirely within the wholly owned OT LLC licence the Entrée-Ivanhoe Joint Venture Mineral Reserve is supported by the open pit Mineral Reserve from Southern Oyu.  The open pit geotechnical recommendations support the open pit design and declaration of Mineral Reserves for Southern Oyu.  For these reasons the open pit geotechnical work in IDP10 is referenced here.

In May 2009, OT LLC retained Golder Associates Limited to carry out a review of the proposed pit slope designs.  The Golder review conclused that the pit slopes were accepartable and recommended that a number of confirmatory oriented geotechnical drill holes be drilled in the major rock types behind the proposed ultimate pit walls.  Further details of the results and conclusions of the review are provided in the Ivanhoe Oyu Tolgoi Technical Report June 2010 on www.sedar.com.

23.8	OPEN PIT

AMEC Minproc prepared the open pit study work used for IDP10.  The open pits are on the Southern Oyu deposit on the Oyu Tolgoi licence and support the open pit Mineral Reserve.  AMEC Minproc concluded that the pit stages are considered adequate for this study but will require further optimization in the next stage of the project to bring the optimization in line with the latest models and inputs. Further details of the Southern Oyu open pits are provided in the Ivanhoe Oyu Tolgoi Technical Report June 2010 on www.sedar.com.

23.9	UNDERGROUND GEOTECHNICAL

SRK prepared the underground geotechnical study titled Hugo North – Cave Mining Geotechnical Study 2009 Update dated September 2009.  This report is an update of the prefeasibility geotechnical report issued in 2008 and discusses the results of the geotechnical investigation, analyses and numerical modeling completed for the Hugo North orebody to date.  All relevant reports supporting the geotechnical assessment are either referenced or included as appendices.

This 2009 study update was justified based on updated resources, reserves and underground geotechnical information.  The orebody caving footprint changed significantly since the earlier review - it is narrower and now includes the Entrée part of the deposit to the north.  New stress and rock deformation measurements from the exploration drift have provided the opportunity to calibrate the numerical models and hence provide more realistic results and conclusions.

Where possible, an alternative approach to the analyses was also explored and several third party experts were asked to comment or review the conclusions.  These include Mr Van Hout and Mr Van As from Rio Tinto, Dr Esterhuisen and Dr Laubscher.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.9.1	Geotechnical Data and Information

Geotechnical data for the Hugo North deposit is based on geotechnical logging of resource delineation and geotechnical drill holes and geotechnical mapping from the Hugo North Shaft 1 and drives.  The laboratory testing is based on data collected between 2005 and 2007 with over 600 UCS tests in the database.  In-situ stress testing using CSIRO HI Cells was completed on six levels in Shaft 1 during sinking and one test was completed in the exploration drift.

The orientated geotechnical core logs were re-interpreted and a weathering assessment was conducted on selected core.  The data completeness could be illustrated in Figure 23.9.1.

Figure 23.9.1
Typical Flow Chart Illustrating Geotechnical Studies Necessary for the Cave Mine Design
The colour illustrates the level of certainty (white – high, yellow – moderate, red – low).

DATA COLLECTION
DATA INTERPRETATION
SUPPORTING STUDIES
MINE DESIGN
GEOLOGICAL LOGGING
GEOTECHNICAL LOGGING
POINT LOAD TESTING
DENSITY MEASUREMENT
DOWN HOLE SURVEY
CORE ORIENTATION
JOINT MEASUREMENT
AQUIFER DEFINITION
WEATHERING
LABORATORY TESTING
STRESS ASSESSMENT
LITHOLOGICAL UNIT DEFINITION
(MATERIAL ZONES)
ROCK MASS PROPERTIES
(MRMR, DENSITIES, DRMS)
STRUCTURAL PROPERTIES
(ROUGHNESS, ORIENTATION, FREQUENCIES)
HYDROLOGICAL PROPERTIES
?
(AQUIFER DISTRIBUTION)
MATERIAL PROPERTIES
(INTACT ROCK STRENGTH, JOINT STRENGTH, DENSITIES)
STRESS CHARACTERIZATION
CAVABILITY ANALYSIS
EXCAVATION STABILITYANALYSIS
FRAGMENTATION ANALYSIS
SUBSIDENCE ANALYSIS
MUD FLOW RISK ASSESSMENT
METHOD SELECTION
UNDERCUT STRATEGY
PRODUCTION LAYOUT/SUPPORT
PRODUCTION RATES/ EQUIPMENT

The summary of geotechnical parameters used for base case scenarios is illustrated in Table 23.9.1.  The detailed statistics are included in the the main report..

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.9.1 Summary of Average Geotechnical Parameters for Individual Lithological Types and Caving Increments
Rock Type	Year	Base Case Joint Data
		Rock Mass Rating (RMR)	Intact Rock Strength (MPa)	Median Fracture Frequency (ff/m)	Average Joint Condition	Number of Joint Sets
IGN	5
	10	43	113	3.8	16	3
	15	45	113	3.3	13	4
	20	47	113	2.8	17	3
Va	5	48	122	3.2	14	5
	10	44	122	3.7	14	5
	15	46	122	3.1	15	4
	20	49	122	2.5	17	4
QMD	5	49	133	2.9	14	4
	10	46	133	3.5	14	4
	15	44	133	3.7	15	4
	20	44	133	4.3	17	3
BiGd	5	42	145	4.6	15	3
	10	43	145	4.5	14	3
	15	43	145	4.9	16	5
	20	Insufficient data

Although the data quantity and quality are adequate (or exceeded) for this stage of the Project, and in the context of similar projects, it has to be stressed that most of the structural and geotechnical interpretation for the orebody is derived from the drillcore.  The uncertainty associated with this data can only be ameliorated with new data from the exploration drift.  Shaft 1 has been successfully sunk to about 1300m depth and lateral development has reached approximately 200 m from the shaft.  In terms of stress measurements and rock mass deformation characteristics, the instrumentation program was developed and has been successfully executed.  Although the data collection program is behind schedule due to shaft inaccessibility, this information is typically not available for the feasibility study.  The data collected, although limited, was very useful for calibration of the numerical model and, in that aspect, has placed the Hugo North study ahead of typical comparable projects.

The structural and rock mass data reported in this study were re-interpreted and hence the rock mass statistics and selected key joints may vary from the 2008 study (SRK, 2008).  However, the changes were not significant and did not materially alter the previous conclusions.

23.9.2	Rock Mass and Structural Characterization

There was no new geotechnical drilling since March 2008 and only limited underground mapping.  It was concluded that information collected since 2005 has generally confirmed previous rock mass

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

assessments, although there was a light shift towards less competent rock mass in some units.  It was estimated that the stress versus rock mass strength ratio is relatively high and that in approximately 80% of the rock mass the in-situ stress is close to, or in some instances, exceeding the rock mass strength.  This unfavourable situation will have to be mitigated by comprehensive support design and by well designed and executed undercutting of the orebody.

Because of limitations of drill holes to capture structure continuity and geometry, there is low confidence in the structural characterization of the orebody and data collected from the exploration drift and planned underground drilling will mitigate the situation and help to understand the structural framework.

Based on the geological, structural and geotechnical information collected to date, it was concluded that the geotechnical model should be based on larger lithological units since there is not enough support from the data to sub-divide them into individual geotechnical or structural domains.  This is acceptable in this stage of the study.

23.9.3	Cavability Assessment

Because the caving footprint has changed significantly, it was important to update the cavability assessment.

The footprint dimension of the main part of the Hugo North orebody at the base of the proposed undercut level is approximately 200 m x 1200 m.  This equals a hydraulic radius (HR) of 86 m.  The footprint for the Entrée part of the orebody is approximately 150 m x 700 m, resulting in an HR of 62 m.  If the cavability were assessed using the critical span criterion in the narrowest area of the caving envelope where the width is at about 150 m, this would result in an HR of 38 m.

It could be concluded that the HR in the current footprint, including the Entrée portion of the orebody, is sufficient to initiate and sustain caving.  The schematic plan including the main lithologies, structures and new caving footprint is shown in Figure 23.9.2.  The caving footprint in 5 year increments is highlighted in black.

23.9.4	Fragmentation Analysis

The fragmentation analysis for the Hugo North deposit was carried out using the Block Cave Fragmentation (BCF) software.

The fragmentation analysis was completed for 5 year caving increments and for each main lithological domain.  The base cases for both primary and secondary fragmentation were evaluated for data summarized in Table 23.9.1.  The sensitivity was completed using “coarse” and “fine” scenario.  For coarse case scenario the stress was lowered by 20% and strength was increased by one standard deviation while the joint sets were kept the same.  Similarly for the fine case, the stress was increased and strength decreased.  Secondary fragmentation data also include fines from transected faults and poor quality zones.  The results for main lithology – QMD which represents more than 50% of the caved rocks in first 10 years – are illustrated in Figure 23.9.3.  Primary fragmentation shows “fine”, “base case” and “coarse” scenarios.  The secondary fragmentation illustrates the case for 20, 120, 220 and 400 m lifts.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.9.2
Main Lithologies and Structures at -80 RL

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.9.3
Primary and Secondary Fragmentation for Main QMD Lithology

In summary, the fragmentation for most of the Hugo North orebody could be classified as fine to average (80% of materials are between a fragment size of approximately 0.3 to 0.8 m).  In the context of the proposed mining, the fragmentation would suggest typical drawpoint spacing between 14-15 m to ensure sufficient drawpoint interaction.  Although some hang-ups and oversize could be expected from dykes and strong granite units, according to analysis almost 100% should be passing 2 m2.  As fragmentation is one of the critical parameter for the mine design, it is recommended that rock block strength is defined with higher certainty using, for example, synthetic rock mass (SRM) techniques.  Reinterpretation of the rock block defects (such as micro-fracturing) from the core and laboratory samples will also improve confidence in fragmentation analyses.

It should also be noted that, because the drill hole cannot provide sufficient data on joint geometry and continuity, it is possible that fragmentation could be coarser.  Indications from the underground exposure reveal that this could be the case in currently exposed units.

23.9.5	Mine Design Criteria and Numerical Modeling

The current mine design was completed by Stantec engineers and is based mainly on recommendations from the 2005 and 2008 geotechnical studies.  The current mine layout is illustrated in Figure 23.9.4.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.9.4
Proposed Initiation Point and Direction of Advance

6 x 7 m drives for these 4 blue drives (2 from shaft 2 to orebody, 2 from shaft 3 to orebody
Black arrows show proposed cave advance direction
6 x 7 m drives from orebody to shaft 4
Shaft No. 4
Crusher Station
Proposed initiation point
4767500 N
N
4767000 N
Shaft No. 2
4766500 N
One 6 x 7 m drive which is parallel to the characterisation drives from shaft 1 to orebody (drive not shown on this plan)
Shaft No. 3
Shaft No. 1
650500 E
651000 E
651500 E
652000 E
652500 E
653000 E

The following bullet points summarize recommended mine design parameters:

•
The standard horizontal LHD panel caving layout is recommended for the Hugo North caving envelope with an initiation point at the eastern boundary and advance oblique to the southeast and northwest (at approximately 45º to the long axis) – refer to Figure 23.9.4.  It is expected that the large-scale structures will be well defined by the confirmatory drift and the cave advance can therefore be adjusted as required.

•	Based on the current understanding, a cave front profile angle of approximately 45º is considered appropriate. The 45º angle is maintained between the undercut front and the draw bell development.

•	It is also recommended that a fully supported extraction drift with stubs (one round to be taken) are developed prior to undercutting.

•
It is recommended that an inclined undercut profile is used and, as far as the detail in design at this stage, it is recommended that one of the “proven” techniques is adopted for the prefeasibility design.  A straight undercutting front should be assumed.

•	In this stage of investigation, both layouts (herring bone offset or El Teniente diagonal) are acceptable for the design.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•	The recommended drawpoint spacing is 14-15 m. This will result in an extraction tunnel spacing of 28-30 m. The recommended distance between the extraction and undercut level is 17 m.

•
It is recommended that perimeter drifts at the extraction level should be located at least 30 m from the cave boundary, major excavations at least 50 m from the cave boundary and any excavation above the extraction level should follow the 50º cave angle rule.

•
Undercut drifts (recommended maximum profile of 4.0 x 4.0 m) – standard support (estimated 70% of the ground conditions) – fibrecrete (50 mm) the whole profile with 2.4 m of fully grouted tendons (1 m from the floor) at a 1 m grid.  Poor ground (estimated 30%) will have an additional layer of 50mm fibrecrete and mesh reinforced fibrecrete on the back.  If practical, split-sets instead of rebar type tendons in the walls may be considered.

•
Production drifts (recommended maximum profile of 4.5 x 4.5 m) – standard support (estimated 70% of the ground conditions) – mesh reinforced 100 mm shotcrete (or fibrecrete if good penetration results are achieved) with 3.0 m fully grouted tendons at 1 m spacing.  Tendons should cover the whole profile including floor/wall corners.  A concrete floor is recommended (possibly with rails in the drawpoints because of high draw columns and therefore long drawpoint life).  The intersection should have 6.0 m cable bolts (or couple tendons) at 1.5 m spacing.  Drawpoint corner “bull noses” should have horizontal straps or cable slings encased in fibrecrete.  Poor ground (estimated 30%) will have additional straps connecting 3.0 m fully grouted tendons at 1.5 m spacing.  On the walls, straps have to be protected by fibrecrete.

•	Drawpoint/Brow – rigid “Henderson type” flat back arches and concrete 4 m from the brow anchored with 3.6 m long bolts.

•
Infrastructure (recommended maximum profile of 5.5 x 5.0 m) – outside the caving envelope, the support should be designed based on the rockmass rating criteria.  Standard support at 800-1300 m depth for MRMR of 40-60 (estimated 80% or the excavations) should have 75 mm fibrecrete with 2.4 m of fully grouted tendons at 1.2 m spacing and mesh on the back.  Poor ground (estimated 20%) will have tendons at 1 m spacing and an additional layer of 50 mm mesh reinforced shotcrete (or fibrecrete if good penetration results are achieved).

•
Infrastructure (profile of 6 x 7 m) – outside the caving envelope, the support should be designed based on the rockmass rating criteria.  Standard support at 800-1300 m depth for MRMR of 40-60 (estimated 80% or the excavations) should have 75 mm fibrecrete with 3 m of fully grouted tendons at 1.5 m spacing and mesh on the back.  Poor ground (estimated 20%) will have tendons at 1m spacing and an additional layer of 50 mm mesh reinforced shotcrete (or fibrecrete if good penetration results are achieved).

•
Large-scale excavations – large scale excavation support will be specific to the size, life expectancy and location.  For budgetary purposes, support should consist of 100 mm mesh reinforced shotcrete (or fibrecrete if good penetration results are achieved) with an array of 3.0 m fully grouted tendons at 1 m spacing and 6 m cable bolts at a 2 m grid.

23.9.6	Subsidence

Several subsidence predictions for the Hugo North caving prefeasibility study have been completed in the past.  Initial subsidence estimates were completed using Laubscher’s empirical approach.  In 2005, SRK developed 2D FLAC analyses on selected sections and in 2008 Itasca undertook 3DEC modeling.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

SRK preliminary guidelines based on empirical design and simplified FLAC 2D sections recommended siting important structures no less than 60°.  Itasca concluded that “the model results suggest that the region of large displacement coincides best with the 60° cone, although there are still some large displacements that can extend out to the 50° subsidence limit”.

Itasca plotted plastic strain contours and according to the 3DEC model, the cave induced damage in shaft 1 occurs around 2020.  It was suggested that at this stage, the shaft use could change from a production shaft to a shaft used for ventilation only after the hoist is stripped out.  Shaft No. 2 and 3 will undergo gradual elastic deformation that should not affect the stability or functionality of those shafts.  Similarly, the tail dams and the concentrator are not expected to be affected by the subsidence since they are located further from the cave.  A comprehensive deformation monitoring program needs to be implemented.  The current subsidence limits are illustrated in Figure 23.9.5.

As discussed above, the current structural model (large, intermediate and small scale structures) is mainly based on the drillcore interpretation.  There is uncertainty on large scale structure geometry and strength; the intermediate structures are not currently modeled at all and small scale structures have uncertain continuity and geometry.

Figure 23.9.5
Subsidence Zone Based on 3DEC Model

Note: The plastic strain is plotted for Lift 2 and Hugo South

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Also, in practical terms, it is not economically possible to investigate structural conditions to the level that would remove uncertainty and it has to be understood that any predictive method for subsidence has to be used with a high degree of caution and the prediction could easily vary ±5º or more.

23.9.7	Summary

SRK has concluded that a sufficient amount of geotechnical work has been completed to date to support a prefeasibility level mining study for the cave mining of the Hugo North orebody.  The quality of the data is high but based mainly on drill holes.  The main uncertainties lie in the structural component of the rock mass characterization which affects both the mine layout and cavability/fragmentation assessment.  The future development program, including underground excavation and drilling, should address this concern.

23.9.8	Recommendations

The underground characterization drift that is planned to transect the orebody at approximately 1300 m below the surface is underway and will provide valuable information for the geotechnical assessment and analyses.  The comprehensive ground control and monitoring program that was jointly designed by OT LLC and SRK will provide information about ground behaviour and the character of the rock mass and large scale structures.  It is planned that this next stage of information, together with results of planned underground drilling, will provide necessary input into the feasibility study.

It is also recommended that synthetic rock mass models are developed and numerical analyses updated for various mine design aspects of the project including subsidence, layout and ground support.

23.10	UNDERGROUND MINING

The Hugo Dummett underground deposit, located on both the 100% OT LLC Oyu Toloi ML and on the Entrée-Ivanhoe Joint Venture  Shivee Tolgoi ML, will be mined by block-caving; a highly productive, cost effective method.  The deposit is comparable in dimension and tonnage to other deposits currently operating by block-cave mining elsewhere in the world.  Stantec (formerly McIntosh Engineering) designed the block cave based on the Hugo North Lift 1 Mineral Reserve.

23.10.1	Basis of Evaluation

The Stantec evaluation is based on results of exploration and development drilling to March 2008, as well as new stress and rock deformation measurements from the exploration drift.  SRK Consulting (SRK) reviewed geotechnical data and conducted the necessary geotechnical analyses of data collected and collated from all drill core and laboratory testing.  SRK’s findings are supportive of the block-cave mining method and integral to Stantec’s evaluation.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.10.1.1	Deposit Assessment

The Hugo North Lift 1 Mineral Resource plunges to the northeast.  Its current base is near the minus 100 m elevation (1300 m below the surface).  The caving shape foreseen is nearly 2 km long by 150-300 m wide by 100-500 m high.  The resource dimensions are considered suitable for block caving and place the mine into the category of “deep mining”.

A critical consideration for the development of the deposit is assurance that the resource will cave.  SRK has visited the Oyu Tolgoi site several times to inspect and log drill core and to guide OT LLC’s collection and collation of geotechnical data.  SRK and Stantec concur that the Lift 1 zone will cave productively.

23.10.1.2	Battery Limits and Exclusions

A battery limits statement defines the areas of Stantec’s scope that interface with work performed by others.  The surface battery limits are the boundaries of the shaft farms for Shaft No. 1, 2, 3, and 4.  All underground development is included in Stantec’s scope of work.

23.10.1.3	Design Criteria

All designs are completed at a prefeasibility level of detail and are based on mine layouts generated from the block model.  Associated design drawings represent conceptual general arrangement illustrations of the designs that are intended for discussion and estimating purposes only.  No detailed or construction drawings are included in Stantec’s scope.  Criteria are supplied by OT LLC (or its representative) and assumptions are supplied by Stantec as required to perform the study.

The prefeasibility study mine design conforms to Ontario Regulations (Canada).  Where the mine design departs from Ontario regulations, an assessment of risk is undertaken to ensure that an equivalent or higher standard of safety is applied.

23.10.1.4	Geomechanical Factors

A preliminary hydrogeological assessment was completed by Aquaterra Consultants.  Predicted dewatering rates rise as more workings are installed and are significantly greater for simulations of major subsidence, with maximum inflow rates approaching or exceeding 100 L/s for all scenarios.  This indicates a very dry mine.  Aquaterra also completed several reports for Shaft No. 1, 2 and 3 and conclusions support the “dry mine concept”.

SRK assigned the bulk of the rockmass for Lift 1 to two ground support categories.  Good ground is defined as having an MRMR of 40-60.  Poor ground is defined as having an MRMR of 30-40.  SRK specified ground support requirements for excavation in each category.  This included the distribution of ground support categories shown in Table 23.10.1.  Table 23.10.2 shows a summary of the ground support strategy by heading type provided by SRK.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.10.1 Ground Support Category
Description	Good Category 1 (%)	Poor Category 2 (%)
Inside Footprint	70	30
Outside Footprint	80	20
Extraction Level	0	100

Table 23.10.2 Ground Support Strategy
Good Ground Support	Poor Ground Support
Undercut Drifts (4 m x 4 m)
Fibercrete (50 mm) whole profile	Additional layer of 50 mm fibercrete and
2.4 m fully grouted tendons	mesh reinforced fibercrete on the back
1.0 m from the floor – 1.0 m grid
Extraction Drifts (4.5 m x 4.5 m)
Mesh reinforced shotcrete (100 mm) whole profile	Additional straps (or cable slings) – whole
3.0 m fully grouted tendons – 1.0 m grid	profile (wall straps protected by fibercrete)
Cover whole profile including floor/wall corners	3.0 m fully grouted tendons – 1.0 m grid
Concrete floor with rails in drawpoint
Extraction Level Intersections
6.0 m cable bolts or coupled tendons
1.5 m grid, 2.0 m from corner
Drawpoint Corners (Bullnoses)
Horizontal straps encased in fibercrete
4.0 m from corners
Drawpoint/Brow
Rigid “Henderson type” flat back arches
Concrete 4.0 m from the brow
3.6 m bolts
Drifts Inside Caving Envelope (5 m by 5 m)
Fibercrete (75 mm) whole profile	Additional layer of 50 mm fibercrete
2.4 m fully grouted tendons at 1.2 m grid	Tendons – 1.0 m grid
Mesh on the back
Main Ventilation Drifts Outside Caving Envelope (6 m by 7 m)
Fibercrete (75 mm) whole profile	Additional layer of 50 mm fibercrete
3.0 m fully grouted tendons – 1.5 m grid	Tendons – 1.0 m grid
Mesh on the back
Large Excavations
100 mm mesh reinforced shotcrete
3.0 m fully grouted tendons – 1.0 m grid
6.0 m cable bolts – 2.0 m grid

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.10.2	Mining Method

23.10.2.1	Selection Criteria

Hugo North extends from +500 msl (mean sea level) to depths well below -400 msl.  The deposits are extensive laterally, and the ground conditions are predominantly poorer than what is required for a non-caving mining method to be employed.  The size, shape, grades, and geotechnical characteristics of the deposit necessitate the use of a bulk mining method.  Caving was selected based on these factors as well as historical studies, input from third-party consultants, and economic considerations.

The advantages of using the block caving method for Hugo North include the following:

•	High productivity

•	Low unit cost

•	High production rate

•	Inherent safety (no large openings standing).

The disadvantages of using the block caving method for Hugo North include the following:

•	High secondary breaking requirements which may result in:

-	Increased personnel exposure to open drawpoints

-	Increased number of production interruptions

-	Increased repairs due to the blast damage

-	Negative impact on draw control

•	Possible ore loss and dilution if overburden fragmentation is finer than expected

•	Impact on surface facilities due to subsidence

•	Possible loss of developed production areas due to cave management and geologic structure problems.

23.10.2.2	Caving Parameters and Geotechnical Considerations

Information on rock mechanics and specifications for ground support and excavation orientations is provided by SRK.  In February 2009, SRK provided Stantec with preliminary caving parameters used in preparation of the production scheduling and mine designs.  Listed below are the key SRK caving parameters used by Stantec in preparing the mine design and production schedules.

•
The standard horizontal LHD panel caving layout is recommended for the Hugo North caving envelope with initiation point at the eastern boundary and the advance oblique to the southeast and northwest (at approximately 45º to the long axis).

•	Based on the current understanding, a cave front profile angle of approximately 45º is considered appropriate. The 45º angle is maintained between the undercut front and the draw bell development.

•	Fully supported extraction drift with stubs (one round to be taken) are developed prior to undercutting.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•
Inclined undercut profile is used and, based on current design, it is recommended that one of the “proven” techniques is adopted for the prefeasibility design.  A straight undercutting front should be assumed.

•	Either Offset Herringbone or El Teniente drawpoint layouts are acceptable.

•	The recommended drawpoint spacing is 14-15 m.

•	The recommended distance between extraction and undercut level is 17 m.

•
Perimeter drifts at the extraction level should be located at least 30 m from the cave boundary.  Major excavations should be located at least 50 m from the cave boundary.  Any excavation above the extraction level should follow the 50º cave angle rule.

•	Rate of draw during the cave propagation should not exceed 350 mm/d (less in stronger ground).

•	Based on current data, the hydraulic radius to sustain caving of the rock mass is approximately 20-22 m.

•	The current understanding of principal stress is as follows:

-	Major principal stress σ1 has a bearing of 050° (approximately in the north easterly direction).

-	Intermediate principal stress σ2 has a bearing of 150° (approximately southeast).

-	Minor principal stress σ3 has a bearing of 050°.

•	SRK noted that, at the proposed production horizons, the major principal stress is approximately twice the vertical stress.

Several subsidence predictions for Hugo North have been completed in the past.  Initial subsidence estimates used Laubscher’s empirical approach.  In 2005, SRK developed 2D FLAC analyses on selected sections and in 2008 Itasca undertook 3DEC modelling.  SRK preliminary guidelines based on empirical design and simplified FLAC 2D sections recommended situating important structures no less than 60° from the footprint (the results of subsidence modelling suggested a range of 63- 75°).

The cave initiation area for the footprint was selected through a coordinated analysis by OT LLC, Stantec, and SRK.  Geotechnical criteria, ore grade, and the current understanding of the geology in the area of the footprint at the chosen elevation are the driving factors in the determination to initiate the cave on the east side of the footprint.  The West Bat Fault is nearly vertical and is a controlling structure of the mineralization along the western edge of the mining area.  A granodiorite dike, which is almost barren, is located in the southern area.  The Contact Fault, which is located along the east side of the footprint, dips to the east at approximately 60°.  The recommendation from SRK is to initiate the cave on the east boundary and move toward the west, away from the Contact Fault.  The cave initiation area is discussed further in Section 23.10.2.4.

SRK recommends utilizing advanced undercut for Hugo North.  The advanced undercut technique ensures that the drawpoints and drawbells are developed after the undercut has passed over, so abutment stresses are located in massive rock pillars with only the production drift and drawpoint take-offs developed on the extraction level.  Damage to the extraction level is avoided by developing the drawpoints and drawbells in de-stressed ground after the abutment stresses have passed.  The other advantage of an advanced undercut is the good condition of the rock in the brow and significantly reduced brow wear.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.10.2.3	Mining Method Description

Block caving is a high-tonnage underground bulk mining method generally applied to large homogeneous ore deposits.  Ideally, the ore to be caved should be structurally weak, and the waste overburden should be weak enough to collapse over the ore without inducement as the ore is extracted.

Block caving involves excavation of natural support from beneath the ore, causing the ore to fail and collapse into the excavated void under the force of gravity and local geomechanical stresses.  The broken ore is then pulled out from under the caved section through a drawpoint arrangement, subsequently removing support from ore and overburden at increasing height above the initial excavation, and eventually extending the cave upward to the surface (refer to Figure 23.10.1).

The attractive aspect of block caving is that only a relatively small portion of the ore must be drilled and blasted prior to extraction.  Once the cave initiates, production continues without further primary drilling and blasting until the ore column above is exhausted.

The block cave mining sequence begins with access and infrastructure development, followed by excavation of the extraction level, and undercutting the ore.  The sequence culminates in steady-state production from individual drawpoints.

Ore in the column is diluted by material in adjacent columns and ultimately by overburden and lateral waste.  When the column drawdown is complete and drawpoint grade drops below a minimum value, the drawpoint is abandoned.  Great care is taken in establishing uniform draw practices throughout the mine to maximize drawpoint life and minimize dilution and stress loading from underground workings.

Block caving is a capital-intensive mining method, requiring significant investment early in the mine life for infrastructure and primary development.  Once in place, the method’s high up-front costs are offset by high production rates and low operating costs (relative to other underground methods) over a considerable length of time, resulting in a low overall cost per tonne.  Block cave mining is among the least costly of all underground mining methods.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.1
Block Cave Isometric

Initiation of the cave is dependent upon rock mass strength and local stress field orientation and magnitude.  Once cave is initiated, propagation of the cave over the adjacent panels should occur immediately..

It is not known precisely at what angle the cave at Oyu Tolgoi will propagate.  A 60° subsidence design line projected from the undercut level of all mining areas is used to locate surface infrastructure.  To reduce the risk of affecting Shaft No. 1, a 65° cone from the collar is used to limit the footprint boundaries.  Further study is required to more accurately predict actual caving propagation.

Caving with a flat footprint is a proven, safe, and low-cost mining method currently used at several operations around the world.  Examples of other companies using this method under similar conditions include Deep Ore Zone Mine in Indonesia, Henderson Mine in Colorado, Northparkes Mine in Australia and Palabora Mine in South Africa.

Drawpoint construction and cave management are key drivers of the life-of-mine schedule and the success of caving operations; they are critical to meet the production schedule.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Draw control is the management, of the cave draw down.  Once undercutting has commenced (and management and coordination between development, construction, caving, and production have taken place) draw control becomes the most critical factor  safe operation of the cave, and maximum recovery of the ore with minimum dilution.  Failure to manage these activities effectively can be catastrophic to the operation. Once undercutting commences, the cave must be kept moving to prevent compaction of the cave muck and stress loading of surrounding development and infrastructure.

23.10.2.4	Mine Layout

Production schedules were prepared using Gemcom Software International’s PCBC utility, a production scheduling program specifically designed for block caving operations.  The program estimates the grade of material produced from a drawpoint as the rock is drawn.  Completing the PCBC modelling process generates a production schedule suitable for mine design and economic evaluation purposes.

PCBC works with an existing block model that is imported into the GEMS format.  The block models provided by OT LLC contain attributes for Cu, Au, Ag, As, Tput, F, S, SPI, MB, CI P80, Fe, Mo, classification, density, and lithology.  NSR, Cu Recovery, and Au Recovery are calculated from Base Data Template 21 (BDT21).  BDT21 uses $640/oz Au, $1.50/lb Cu and $10.50/oz Ag base metal prices.

The orientation of the extraction level panel drifts is determined by geotechnical factors.  SRK and OT LLC have recommended an orientation of 55°, which is nearly parallel to the principal stress as determined by horizontal stress measurements taken in the characterization drifts and in Shaft No. 1 during sinking.  This orientation is also nearly perpendicular to the long axis of the ore zone, thereby reducing the average LHD haulage distances.

Drawpoint access drifts in the offset herringbone layout are driven in chevron pattern between panel drifts.  Each drawpoint access is offset on either side of the panel drift.  The accesses are oriented in the same direction to enable extraction of ore from drawpoints on both sides of a panel drift without turning LHDs around.  This layout was chosen for Lift 1 due to high efficiency with a long, narrow footprint.

A cutoff estimate is established to include the cost of development in making the decision to include a drawpoint in the design.  The cutoff is an NSR value used to determine the total dollar value of each drawpoint.  The cutoff for Lift 1 has been evaluated multiple times since 2004.  The result of these evaluations shows the best NPV at approximately -115 msl with a $20 cutoff.

A minimum mining width of 10 drawpoints is applied to the footprint where it begins to narrow.  This minimum width ensures that there is sufficient area to continue caving through the section.

Once the block cave footprint has been digitized into PCBC, another PCBC best height of draw (HOD) calculation is performed, this time applying the shutoff that is used for production.  The shutoff is the point at which production from the drawpoint is no longer economic.  The shutoff is determined by estimating the marginal cost of mining ($4.00/t), milling ($2.85/t), and general and administrative expenses ($2.12/t).  If the NSR/t is less than or equal to the marginal cost of production ($8.97/t) for a block in the slice file, the net revenue per t of that block is negative or zero.

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Run Production Scheduler

The last step is to run the PCBC production scheduler using drawpoint tonnes, production rate and the drawpoint construction schedule as the main scheduling parameters.

The drawpoint tonnes are calculated using the drawpoint spacing, drawpoint layout, and resulting cone geometry.  The draw cone in PCBC is defined as the material above a drawpoint.  The draw cone used extends from the back of the extraction level drawpoint drift to a maximum column height of 500 m.  The portion of the cone between the extraction and undercut levels simulates the volume of the drawbells.  Above the undercut level, the draw cones overlap to simulate horizontal movement of rock between cones.

The production rate is based on industry experience with cave initiation and builds up to the maximum rate sustainable given the Lift 1 footprint geometry and column heights.

The drawpoint construction schedule is a result of the ability to maintain the following relationships.  This is depicted in Figure 23.10.2:

•	Maintaining a buffer zone (45º) between the advancing undercut above and the drawpoint construction area (no development work in this zone)

•	Maintaining sufficient drawpoints constructed for the advancement of the drawbell zone

•	Uniform advancement of the production zone preserves the distance with the advancing undercut.

Figure 23.10.2
Drawpoint Development

No development work takes place in the safety zone due to the presence of abutment stress preceding the cave front.

The optimal location for cave initiation is on the east side of the footprint, caving away from the contact fault (discussed in Section 23.10.2.2) is depicted in Figure 23.10.3.

The West Bat Fault is nearly vertical and is a controlling structure of the mineralization along the western edge of the mining area.  The Contact Fault dips to the east at approximately 65°.  This relationship and caving direction is shown in section view in Figure 23.10.4.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.3
Cave Area – Plan View

Figure 23.10.4
Cave Area – Cross Section (Looking North)

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Once all the data has been assembled the production scheduler is run which simulates pulling ore from each drawpoint according to the new drawpoint schedule and depletes the slice file, mixing the grade elements as the slice file is depleted.  The initial production schedule produces a target production rate based on all of the input parameters.  The resulting production rate allows concepts of a rock handling system to be designed which will support the mining activities.

The ideal location for the LHD dump point is on the east side of the footprint, along with the cave initiation area.  The production crews will be primarily work in the area between the active drawpoints and the orepasses on the east side of the footprint.  The construction crews work between the drawpoints in the construction zone and the west perimeter drift.  A development crew excavates drawpoints ahead of the construction crew, but the interference should be kept to a minimum with careful planning of activities.  Figure 23.10.5 shows a schematic of the activity areas on the extraction level.

Figure 23.10.5
Extraction Level Activities

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.10.2.5	Production Plan

Production planning is a balance between the rate at which the defined orebody will cave and the rate at which development and construction can be achieved to sustain caving.  The production rate is a result of the elevation and shutoff criteria selected.  The resulting production profile is reviewed and a rock handling system is designed which will support the best production rate to sustain caving.

Material above the ore is generally stronger than the ore itself, and is expected to undergo coarser fragmentation than the ore while in the draw column.  In theory, this phenomenon decelerates dilution of the ore, as the coarser waste fragments migrate more slowly through the draw column that the finer fragments of ore material.

The production schedule is broken into three phases: preproduction, production build-up, sustaining production.

•	Preproduction is defined as the development required prior to blasting the first drawbell. This time period begins in Year -5 and continues through Year -1.

•
Production build-up commences once the first drawbell is blasted.  The undercut commences at the beginning of Year 1 and the first drawbell is blasted during the second half of Year 1; however, because the PCBC draw cone geometry includes the drawbell and undercut tonnes, the undercut swell mined in advance of the caving is not calculated separately.  Therefore, during Year 1, swell from the undercut and drawbell excavations is mined at an average of 2500 t/d in the production schedule.  Caving commences during Year 1 and production increases steadily until 84 200 t/d is reached at the end of Year 6.

•
Sustaining production is the period from the first year of full production through to the end of the mine life.  Year 7 is the first year of full production.  The last year of full production occurs in Year 15, with output tapering off to 9500 t/d at the end of the mine life in Year 20.

Using all of the scheduling criteria, a total of 1690 drawpoints and 46 panel drifts are required.  A maximum of 126 drawpoints per year are developed until drawbell construction is complete in Year 15.

The drawpoint closure schedule is output from PC-BC.  The drawpoint opening and closure schedules are shown in Figure 23.10.6.  The resulting production profile is shown in Figure 23.10.7.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.6
Annual Drawpoint Opening and Closure Schedules

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.7
Annual Tonnes and Grades

Tonnes (Mt)
Grades (Cu %, Au g/t, Ag g/t)
35
30
25
20
15
10
5
-
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
Development
Production
Cu
Au
Ag

23.10.2.6	Subsidence Evaluation

The subsidence zone from the extraction level to surface is projected at 60º, per SRK’s recommendation (Figure 23.10.8).  All planned infrastructure is outside this zone, except for Shaft No. 1.  Shaft No. 1 is located inside the 60º subsidence area at the edge of the 65º subsidence line.  It is assumed that Shaft No. 1 will be stripped of all conveyances once full production is achieved and will be used for ventilation only.

It is not known precisely how the cave will propagate.  The projection shown in Figure 23.10.8 merely illustrates the extent of surface area that the generalized subsidence projections encompass.  Further study is required to more accurately predict actual cave propagation.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.8
Subsidence Area

4769000 N
4768500 N
4768000 N
4767500 N
4767000 N
4766500 N
4766000 N
649500 E
650000 E
650500 E
651000 E
651500 E
652000 E
652500 E
653000 E
653500 E
60 deg Edge of Subsidence
Continuous Subsidence Zone
Shaft No. 4
Area
Lift 1 Footprint
Shaft Farm
65 deg Shaft
No. 1 Pillar

23.10.3	Rock Handling

23.10.3.1	Ore Handling

The ore handling system transports cave muck from the drawpoint on the extraction level to the mill on surface.  Figure 23.10.9 shows a schematic of the overall ore handling system.

Panel drifts provide access to all drawbells.  Each pair of panel drifts shares an orepass, therefore, the spacing between orepasses is 60 m.  LHDs transport ore from the drawbells to an orepass located along the eastern perimeter drift to provide the LHDs with a maximum one-way haul distance of approximately 300 m.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.9
Ore Handling Schematic

Surface Conveyor
Transfer
Main Overland
Conveyor to Mill
Shaft Bin
Shaft Hoisting
Bin
Main Incline Conveyor
High Speed Conveyor
Drawbell
Crusher
LHD Haulage
Grizzly
Orepass
Loadout
Conveyor
Truck Haulage
Loading Chute
Bin

Orepasses are raisebored to 3 m diameter.  Orepasses are vertical and average 35 m high with a maximum capacity of 425 t.  Grizzlies will be fitted over all orepasses.  Oversize rock will be broken using fixed rock breakers.

Orepasses discharge through chutes to 50 t trucks on the haulage level.  The trucks will transport ore to the primary gyratory crushers through one way haulage loops.  The haulage level is all one way travel to reduce congestion.  Haulage drifts are located 40 m below the extraction level.

Three gyratory crushers are located along the west side of the footprint.  Each crusher discharges to a 700 t bin and apron feeder.  The feeders discharge to a transfer conveyor that moves ore to the main inclined conveyors.  The gyratory crushers are located according to geotechnical and haulage requirements.

The inclined conveyors transfer ore to the large bins located near the shafts.  Each bin at the shafts feed a set of high speed measuring conveyors which directly load the skips.  Skips are hoisted to surface to discharge into bins from which ore is transferred to the main overland conveyor and on to the mill facilities.

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23.10.3.2	Development Rock (Waste) Handling

Waste and low-grade mineralization will be produced primarily from preproduction development activities.  Prior to commissioning Shaft No. 2 all development muck will be transported to Shaft No. 1 for hoisting to surface.  At the surface, the waste is dumped on a dedicated stockpile near Shaft No. 1.  Refer to Figure 23.10.10 for the waste handling schematic.

Shaft No. 1 continues to be used for muck hoisting until the ventilation requirement increases during production build-up. Then Shaft No. 1 is stripped and used for exhaust ventilation.

All development trucks will transition to dumping in the crushers for transfer in the ore handling system to the production shafts.

Figure 23.10.10
Waste Handling Schematic

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23.10.4	Mine Services and Support Infrastructure

23.10.4.1	Ventilation

Total mine ventilatioin requirements are determined from airflows specified for the production and development areas, transportation and haulage levels and fixed facilities.  Ventilation in each area must be sufficient to dilute air contaminants to acceptable limits.

Mine Ventilation Services (MVS) completed a third-party review of the ventilation design.  MVS’ recommendations are incorporated into the final design.

VnetPC software is used to develop models at representative stages of mine design.  Several milestone points during preproduction and production build-up have been identified; phased ventilation requirements for the development status at these milestone points have been developed.

Air quantities are based on diesel emission dilution of 0.06 m3/s/kW of diesel engine rating.  The diesel engine ratings are based on technical specifications for major equipment.  The ventilation criteria, discussed below, determine the total ventilation requirement for the mine.  A total airflow volume of 1850 m3/s (0.022 m3/s per t/d) is required at full production to provide adequate ventilation for mobile equipment, fixed facilities and personnel in the mine.  The proposed final ventilation system consists of a pull network with all primary ventilation fans located on the exhaust side of the mine.

Dust control is expected to be a major concern underground with the dry conditions predicted from the hydrology modelling.  Dry drawpoints are a source of higher-than-average dust in the panel drifts.  If the silica content in the ore is higher than normal levels, the severity of the dust problem may be increased.  It is impossible to predict where or when dust-generating drawpoints will be encountered.  Therefore, a comprehensive dust control program is incorporated into the design to mitigate the dust problem.  Water sprays are installed in every drawpoint, grizzly, truck chute, crusher and along the conveyors.

Minimum airflow velocities are specified for different types of headings, based on usage as shown in Table 23.10.3.  Ventilation airflow volumes and velocity requirements are based on a combination of regulatory statutes, experience, recommendations and prudence.

Table 23.10.3 Airflow Velocity by Heading Type
Airway Type	Airflow Velocity
	Minimum (m/s)	Optimum (m/s)	Maximum (m/s)
Personnel and Materials Access	1.0	5.0	6.0
Conveyor Drifts	1.0	4.0	5.0
Truck Haulage Drifts	1.0	6.0	8.0
Primary Ventilation Drifts	1.0	12.0	15.0
Ventilation Shaft	1.0	14.0	18.0
Service Shaft (Fixed Guides)	1.0	8.0	10.0
Production Shaft (Fixed Guides)	1.0	10.0	12.5
Raisebore	1.0	14.0	18.0

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Undercut Drives

Development of the undercut is usually one of the more difficult activities to ventilate in block cave mining.  With the undercut faces retreating as the cave advances; it is not practical to provide a “permanent” exhaust system and “through” ventilation.  Generally, recourse is made to the auxiliary ventilation systems.  Similar to multiple lateral development headings, an allocation of 35 m3/s is sufficient for each loader and/or truck.

There is some series re-use of the air with the auxiliary systems depending on the mining rate and layout, however, many of the undercut headings are “inactive” while drilling and rock removal takes place in others.  A specific additional ventilation allocation is not made for the undercut since its production is replaced by rock removal on the extraction level.

Production Drives

To achieve a production rate of 84 200 t/d requires a loader in each “active” production drift.  By using remotely adjustable regulator controls, ‘inactive” production drifts could be ventilated with a fraction of the design airflow.  The ventilation rates are 17.5 m3/s for “active” production drifts and 5.0 m3/s for “inactive” production drifts.

Ore Handling and Infrastructure

At the conveyor discharge into the main bins of each hoisting shaft, 15 m3/s is required and 20 m3/s at each loading drive (two per shaft) resulting in a total of 55 m3/s per shaft system.  This air can also be used to ventilate the crusher chamber and the conveyor drifts.

The minimum air velocity for the conveyors handling crushed ore is 5 m/s, or an airflow of 125 m3/s in each conveyor drift.

The conveyor drives are located in the fresh air stream and, as a consequence of the fire risk, fire control procedures are incorporated into the design.

Maintenance shops, fuel and lube storage areas, explosives magazines, and conveyor beltways are designed with direct connections to exhaust airways in order to prevent working areas from becoming contaminated by gases from potential fires.

Miscellaneous Allowance

The ventilation design allows for an additional 15% of the calculated air volume.  The additional ventilation allocation can be used where more work areas need ventilation.

23.10.4.2	Mine Air Heating and Refrigeration

Mine air heating is required for fresh air through both Shaft No. 2 and 3.  Heating design criteria are shown in Table 23.10.4.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.10.4 Mine Air Heating Design Criteria
Description	Value
Site Elevation	1100 m
Fresh Airflow Rate (Shaft No. 2 Quantity)	933 m3/s
Intake Air Temperature	-31ºC
Discharge Air Temperature	2ºC
Heating Water Temperature	120ºC
Return Water Temperature	10ºC

The mine air heating system at Shaft No. 2 is composed of several finned heat exchanger coils supplied with heat by a district hot water circulation loop.  The coils are arranged in parallel within an insulated building.  A set of two booster fans are installed on the rear of the mine air heater to draw air into the building, and through the coils; the heated air is then supplied to the headframe subcollar where it is drawn underground by the primary ventilation fans.  This heating system is duplicated at Shaft No. 3.

The data collected at site suggests there is an average of 1485 degree-days of heating each year.  Coupling these degree-days with the heat required per hour and degrees of heating, the total annual heating requirement is 74 GWh/yr.  Table 23.10.5 shows a summary of the heating requirements.

Table 23.10.5 Heating Requirements
Heat Exchangers Required	53 coils (1200 m2 total equivalent transfer area)
Resulting Face Velocity	235 m/min
Heating Water Flow	4200 L/min
Total Heating Capacity	34.2 megawatts (maximum)
Booster Pumping	20 kW (4200 L/min @ 14 m head)
Booster Fans	2 each, 250 kW, 3.6 m diameter (933 m3/min @ 50 mm)

Recent experience on site has shown that heat mitigation measures are required periodically during the summer months.  The most practical solution to this problem is to reduce the temperature of the air being supplied to the work face.  The design criteria used for cooling is shown in Table 23.10.6.

Table 23.10.6 Cooling Design Criteria
Description	Value
Maximum Outside Air Temperature	39ºC
Fresh Airflow per Heading	1400 m3/min (1 m/s)
Virgin Rock Temperature	34ºC

Cooling of mine development headings is accomplished using packaged in-line refrigeration units.  One of these units is provided for each development crew.  The units are installed in abandoned muck bays and cooled air passing through the units is mixed with other intake air and ducted to the working faces.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The cooling units are located 300-500 m from the working faces and are advanced periodically as development progresses.  Refrigeration units are only required for a few months each summer.

23.10.4.3	Mine Access and Logistics

Personnel, equipment and materials are transported into and out of the mine via the service cage at Shaft No. 2.  The cage has a payload capacity of 38 t with dimensions of 3.0 m wide by 8.75 m long.  The cage is sized to allow hoisting of fixed and mobile equipment with minimal disassembly.

The main focus of the Shaft No. 2 main station is the efficient and safe flow of unloading and loading personnel and materials.  Personnel are separated from the material handling and are in safe designated areas during loading or unloading of the personnel transports (buses).  The rail shuttle cars can be unloaded on the east or west side of the cage.  A designated supply lay-down area with a 10 t monorail is provided on both the east and west sides of the cage.

The shotcrete and concrete loading area on the northwest side of Shaft No. 2 is designed for drive-through access for the transmixer trucks to eliminate the need for backing into a drift for loading.  The pipes installed on the northwest side of the shaft are located for sinking operations and will remain in place for the life of the mine.

The spill collection station is located at the main station for ease of access.  There is a solid brattice in the shaft between the cage and the skip compartments from the skip loading station to the main station.  There is a “false bottom” on the skip compartment side at the main station so a loader can muck out any spill from the skips.  No personnel or other access will be allowed on the skip compartment side of the station.  Figure 23.10.11 shows the flow of personnel and materials through the Shaft No. 2 underground main station.

Figure 23.10.11
Shaft No. 2 Main Station

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23.10.4.4	Fixed Facilities

Underground Warehouse

Hugo North operations do not utilize an underground warehouse.  The central surface warehouse will store all underground material prior to transit underground.  The underground storage areas are the shops, fuel station, explosives magazine, etc. that are designed to store a 3 day supply of required materials.

Maintenance Shop

The number of service bays is estimated from the fleet size and equipment availability to calculate the numbers of equipment that will be down at any time.  Due to the geometry of the footprint, not all required bays are incorporated into one shop.  The requirements are shared between the main shop (12 service bays) and two satellite shops (3 service bays each), to allow better access to the working areas during different phases of the mine life.

Service bays located at either end of each panel drift cater to vehicles on a breakdown basis.  Service trucks will repair the majority of these breakdowns; those that require additional work will be transported to one of the shops.  Field service and repair trucks will also be employed to provide minor repair and lubrication services at the working face.

The main maintenance shop (Figure 23.10.12) is located along the service drifts from Shaft No. 2 on the west side of the extraction level.  This location provides efficient access to the service shaft and ventilation airways.  The main shop is equipped to service diesel LHDs, secondary breaking rigs, jumbos, trucks, rock bolters and support equipment.  Welding facilities and an electrician shop are available and office space is provided for maintenance supervision.  The shop also includes a parts warehouse, storage, etc.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.12
Maintenance Shop

The satellite shops are located along the east side of the extraction level.  One will service the north portion and a second will service the south portion of the mine.  An additional satellite shop is located near Shaft No. 1, which is used for preproduction development.

The satellite shops (Figure 23.10.13) provide fast turnaround for minor repairs and servicing close to the work areas which lead to reduced congestion in the main shop.  The satellite shops are set up to handle minor repairs, tire and bucket changes, and required equipment planned maintenance (PM).

The typical satellite shop layout (Figure 23.10.13) has three drive-through service bays, a wash bay, lunchroom, tire storage and a small warehouse/tool shop.  The lunchroom in each satellite shop will serve as a mine refuge chamber.

Figure 23.10.13
Satellite Shop Layout

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Fuel and Lube Stations

The daily fuel consumption is based on the diesel equipment schedule over the life of mine.  Diesel fuel is transferred underground daily in fuel-truck-sized batches of 7500 L.  The fuel tanker trucks supply fuel to four 10 000 L underground storage tanks.

Diesel fuel is delivered underground using a fuel drop system located in the utilities compartment of Shaft No. 2.  Fuel trucks deliver fuel from the underground Shaft No. 2 main station to the extraction level fuel and lube station.  The fuel is transferred to the underground storage tanks located on the haulage level through a fuel drop pipe.  The fuel drop pipe is installed in a dedicated borehole, which is located between the extraction level fuel station (Figure 23.10.14) and the haulage level storage station (Figure 23.10.15).

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.14
Extraction Level Fuel Station

Figure 23.10.15
Haulage Level Fuel Station

Exhaust Raise
Fuel Storage Tanks
Fuel and Lube
Hose Reels
Fuel and Lube
Hose Reels
Fire Door
-1% Slope
Fuel Dispenser
-1% Slope
Fire Door
Shelves
Sump

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Storage tanks are enclosed within a concrete containment area.  Fire suppression systems are installed at all fuel storage sites.  The storage area is adequately ventilated, with the exhaust air flowing to a dedicated exhaust air stream.

Explosives Magazine

Development and operation requires bulk emulsion as the primary blasting agent for both production and development blasting.  Figure 23.10.16 illustrates the layout of the main underground magazine.

Figure 23.10.16
Explosives Magazine Layout

Underground Office and Lunchroom

Mine rescue, first aid facilities, employee lunchrooms and lockers for all underground workers are provided as part of the office and lunchroom facility.  The layout of the main underground office and lunchroom facilities is shown in Figure 23.10.17.

Refuge Stations

The mine has several refuge stations for use in case of emergency, which are designed to be sealed and pressurized from the compressed air line in Shaft No. 2.  Emergency drinking water and oxygen supplies are maintained in each station.  The refuge stations are located in areas from which escape routes may be blocked, and in locations further removed from the mine’s egress areas.

The lunchroom is fitted with doors and emergency oxygen supply cylinders for use as a refuge chamber.  Refuge stations are also provided at each of the satellite maintenance shops.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.10.17
Offices and Lunchroom Layout

Compressed Air

A surface compressed air facility is installed for the sinking of Shaft No. 2 and a compressed air line (250 mm diameter) is permanently installed in the shaft.  This facility is retained after shaft sinking is complete.  Air is supplied at the shaft station, but no reticulation is planned throughout the mine, except for the health and safety requirement of a compressed air supply to the refuge chambers from compressors located on surface.  A surface compressor plant is currently in operation at Shaft No. 1 to meet the compressed air requirements for exploration development and preproduction development undertaken from this shaft.

A combination of portable, fixed, and mobile equipment onboard compressors provides the principal compressed air requirements.  Electric and electro-hydraulic systems are also used for some specific applications.

Water Management

Face pumps will be used to handle water encountered during lateral development.  Face pump discharge is routed to intermediate sumps and a temporary stationary pumping system to lift water out of the heading.  It is advisable to carry probe holes some distance ahead of the active faces to warn the crews of possible water inflows.

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The main pumping system will be located at Shaft No. 2.  The mine water discharge pumping system features high-head pumps capable of pumping from the main pump station to surface in a single lift.  There are sufficient pumps to cover the peak pumping rate plus allowance for maintenance.

Service water required for mine operations will be provided from clear water sources in the Gunii Holooi surface well field.  Clear water from these wells is routed to a 450 000 L service water tank at the shaft farm.  The tank will supply service water to the surface facilities and down Shaft No. 2.  A high-pressure water line feeds directly from surface to the underground main station providing shotcrete/concrete pipe clean-out water.

The ground water inflow rates are expected to be negligible.  No water has been intercepted during shaft sinking or development.  The mine pumping system has been designed with a designed flow rate of 10 L/s.  The mine emergency electrical generation plant will supply sufficient power to operate one set of main pumps in Shaft No. 2.

Shotcrete and Concrete Distribution

The existing surface batch plant is used for underground concrete and shotcrete requirements.  The surface transmixer trucks discharge into a hopper near and to the north of the Shaft No. 2 collar, which directly feeds the in-shaft slick lines.  Shaft No. 2 has three 152 mm slick lines, one in use and two spares.  The concrete and shotcrete slick line delivery point is the main station, where the slick line discharges batched amounts of material to underground 4.6 m3 transmixer trucks for delivery to the point of use.  This design is similar to the system at the Henderson Mine, which has been successfully operated for over 30 years.

Power and Communication Systems

Electrical power is fed to the Shaft Farm from the main substation at the concentrator at 220 kV.  Three main 220/35 kV, 75 MVA transformers feed a gas insulated switchgear (GIS) distribution line-up, which in turn feeds the 35/10.5 kV transformers and distribution switchgear.  The 35 kV distribution includes the Shaft No. 2 and 3 main hoists, underground feeds, surface conveyors, and an overhead line to Shaft No. 1 and 4.  The 10.5 kV distribution feeds surface ancillary loads, headframe loads, ventilation fans and heaters, compressors, office facilities, and underground feeds for shaft pumping.

Development from Shaft No. 1 is powered by rented generators (Aggreko) until the 220 kV power line is available.  Shaft No. 2 sinking is started using power generated at the diesel power station (DPS) until the 220 kV line is available.  At Shaft No. 2, a 1250 kVA emergency diesel generator is also available during sinking.  Upon its completion, the 200 kV line supplies all power to the site.

The 35 kV power line from the DPS feeds Shaft No. 1 and 2 and is operated at 10.5 kV.  The feed to Shaft No. 1 is an emergency supply provision until the 220 kV line is available.  When the 220 kV line is available, the Shaft Farm substation no longer receives power from the DPS; however, the DPS continues to feed 35 kV power to Shaft No. 1.  This line is later extended to feed Shaft No. 4 during sinking, and subsequently the main ventilation fans.

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There is a 5 MVA emergency generator within the Shaft Farm to facilitate orderly evacuation of the mine.  The emergency generators reuse units from the DPS.  The emergency loads include underground Shaft No. 1 main exhaust ventilation fans, Shaft No 2 auxiliary hoist, Shaft No. 2 service hoist clamp lift device and critical communications and feeds to Shaft No. 3.  Shaft No. 1 has an additional emergency generator for the auxiliary hoist installed during sinking and development.

Shaft No. 1 has dual feeds underground.  This provides an interlinked redundant 10.5 kV distribution system resistant to cable failures.  The underground production substation feeds the individual crusher substations and sacrificial conveyors.  The main conveyor drives are close to Shaft No. 2 and have their own substation that is fed from the Shaft No. 2 main station.  The Shaft No. 2 substations also feed to the skip loading conveyors and main pump station.

Communication throughout the mine is provided by leaky feeder radio and VOiP l telephone secondary system.  A personal emergency device system (PEDS) is provided to allow one-way, mine-wide emergency communication from surface to all cap lamps equipped with the PEDS pager.

The telephone system, internet access, computer networks, security network, electrical monitoring system, distributed control system, and power monitoring system are extensions of the site-wide infrastructure systems to ensure compatibility.  The Shaft No. 2 Shaft Farm substation, as well as the Shaft Nos. 1 and 4 sites, has a communications drop provided as an interface to these site-wide systems.

23.10.5	Mine Access and Layout

The objective of this project is to prepare a defendable base case design using proven technology and methods to extract 84 196 t/d from Lift 1.  The mine design includes all design stages required to access the mining areas, build the mine infrastructure, initiate undercutting, ramp up production tonnage, and mine at full production until mineable resource depletion.  The underground mine and associated excavations are designed in three dimensions using Vulcan mine design software.  An isometric view of the Vulcan layout is shown in Figure 23.10.18.

23.10.5.1	Surface Infrastructure

Figure 23.10.19 shows the Shaft Farm surface layout around Shaft Nos. 1, 2 and 3.  Shaft No. 4 is located approximately 3 km to the northeast of Shaft No. 2 and is used for ventilation only; therefore, there is no major surface infrastructure located near Shaft No. 4 with the exception of power, water supply, and ventilation fans.

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Figure 23.10.18
Vulcan Layout Isometric

Figure 23.10.19
Shaft Farm Surface Layout

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23.10.5.2	Mine Access

Shaft No. 1

Shaft No. 1, which has already been constructed, is required for exploration and geotechnical characterization and is also used for preproduction development.

Exploration includes further definition of Lift 1 by underground bulk sampling and drilling from the planned characterization drift.  Shaft No. 1 was excavated to approximately 7.5 m diameter and finished to 6.7 m.  The shaft collar elevation is 1165 msl and the depth of the shaft is 1385 m.

The sinking hoist will be converted to skip hoisting after Ventilation Raise No. 1 is completed.  The sinking hoist moves personnel and materials for exploration and early mine development.  For mine development and movement of heavy loads, gear weighing up to 15 t can be accommodated.

Shaft No. 2

Shaft No. 2 provides for substantially all movement of personnel, materials, equipment and services for the mine.  It also provides approximately a third of the total ore hoisting capacity of the mine and serves as a primary ventilation intake.

Shaft No. 2 is a 10 m diameter concrete-lined shaft fully equipped with steel sets on 6 m centers.  The collar of Shaft No. 2 is at 1174 msl, and the shaft is sunk to a depth of 1311 m.  The Shaft No. 2 loading station is at the 1195 mL.

Shaft No. 3

Shaft No. 3 is similar in design to Shaft No. 2 insofar as it is 10 m diameter concrete lined equipped with steel sets on 6 m centers.  Shaft No. 3 serves as a dedicated production shaft and fresh air supply.  The collar of Shaft No. 3 is at 1174 msl, and the shaft is sunk to a depth of 1273 m.  The Shaft No. 3 hoisting system has a total productive capacity of 55 606 t/d.

Shaft No. 4

Shaft No. 4 provides additional exhaust ventilation required after production exceeds 28 000 t/d.  Shaft No. 4 is used as dedicated primary exhaust ventilation and secondary escape.  Shaft No. 4 has a collar elevation of 1174 msl, and is concrete-lined to a 10 m diameter.  There are no conveyances in the shaft except for an emergency auxiliary cage.  The shaft is sunk to a total depth of 1153 m.

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23.10.5.3	Level Development

Undercut Level

Pairs of undercut drifts located directly above the drawbell location are driven parallel to the extraction panels, 17 m above the extraction level.  The perimeter drift along the west is for permanent access and is offset from the footprint by 50 m.  The perimeter drift along the east is for temporary access during development and is offset by only 15 m.

Due to the length of the footprint along the north end, temporary internal crosscut drifts are driven perpendicular to the undercut drifts to provide access to the active undercutting areas.  As the cave progresses to the north and the internal drifts are consumed by the cave, new drifts are added to maintain close access to undercutting areas.  Figure 23.10.20 shows the layout of the undercut level.

Figure 23.10.20
Undercut Level

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Undercut and drill drifts are driven using conventional rubber-tired development equipment and temporary ground support measures.  Panel spacing is 15 m and drift dimensions are 4.0 m high by 4.0 m wide to accommodate development equipment.  Undercut drifts are connected at intervals to facilitate ventilation.

A crinkle-cut undercut configuration is planned for Lift 1.  A series of relatively flat blast holes are drilled across the pillars over the drawbells from either side of the drawbell and a series of inclined holes is drilled over the extraction level panel drift to form the major apex.  An illustration of the undercut configuration is presented in Figure 23.10.21.

Figure 23.10.21
Undercut Drilling Pattern

Extraction Level

The extraction level consist of panel drifts, drawpoints, drawbells, a perimeter drift surrounding the level and a fringe drift along the eastern side of the footprint.  The orientation of the extraction level panel drifts is determined by geotechnical factors.  In order to manage stress abutment loads, the perimeter drift is offset from the footprint by a minimum of 50 m.  The fringe drift is located parallel to the east perimeter drift to allow access to the working areas without interfering with production loaders which are dumping in the orepasses along the east perimeter drift.  Figure 23.10.22 shows the extraction level layout, location of raises and direction of haulage and airflow.

The extraction level is driven at a gradient of approximately -3% toward the north.  This allows the extraction level to follow the dip of the orebody to some extent.

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Figure 23.10.22
Extraction Level

Each draw area contains one drawbell, which is serviced by two drawpoints accessed from adjacent panels.  The resultant drawpoint spacing along the production drift is 15 m.  Production drift size is 4.5 m by 4.5 m, with a 55º turnout angle into the drawbell drift (refer to Figure 23.10.23).  Each drawpoint services half of one drawbell, giving it an area of influence of 15 m by 15 m.  Periodic drawpoint repair is anticipated and accounted for throughout the mine life.

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Figure 23.10.23
Typical Drawpoint Drift

Ore mucked from drawpoints is transported by LHD to an orepass along the east perimeter drift.  The orepasses are spaced at every other panel drift so the maximum one-way tramming distance is approximately 300 m per LHD.  The orepasses are 3 m diameter vertical raisebores, 35 m in height extending from the extraction level to the haulage level.

Each orepass is fitted with a rock breaker and grizzlies set into the panel floor.  On average, approximately 7.5 Mt pass through each of orepass.  Due to uncertainties associated with the strength of the rock mass, coupled with the amount of tonnes scheduled to report to each orepass, Stantec assumes that each orepass is repaired after 5 Mt has passed through it.

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Fresh air raises are raisebored (54.5 m high) on 60 m intervals along the west perimeter drift.  Return air raises are raisebored (35 m high) on 60 m intervals along the east fringe drift.  Using this approach, fresh air enters the panel from the west and is drawn toward the return air raise on the east (refer to Figure 23.10.24).

Figure 23.10.24
Raise Configuration

Haulage Level

The haulage level consists of truck haulage drifts, 5.0 m high by 5.0 m wide, driven at a maximum 3% gradient to follow the extraction level.  Ore reports to the haulage level truck loading chutes through the production orepasses.  Loading bays are located at each chute so trucks can back into the chute area for loading.  This allows continuous travel on the haulage loop without interruption from loading trucks.  Loaded trucks exit the chute area and proceed to the crushers through a haulage loop, which are all one-way travel.  The truck loops are connected to provide the flexibility of directing ore to any available crusher.  Figure 23.10.25 shows the layout of the haulage level.  The dispatch system directs the trucks to a crusher that has capacity to receive muck.  The dispatch system can also direct development trucks to enter the haulage loop via the internal ramp to dump development muck into the crushers.

Crushed ore is loaded, onto two inclined main conveyors that transport ore to skip loading stations at Shaft No. 2 and 3.  There is also a 185 m long conveyor between the ore bin at Shaft No. 2 and the end of the second main conveyor drift, which allows flexibility between Shaft No. 2 and 3 and increases utilization of the hoisting systems.

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Figure 23.10.25
Haulage Level

Muck Bay
Orepass
Crusher
No. 1
Northwest Ramp
Direction
of Travel
Maintenance Drift
Conveyor Drift
Crusher
No. 2
Internal
Ramp
Orepass
Muck Bay
Conveyor Drift
Southwest
Ramp
Maintenance Drift
Shaft No. 2
Shaft Access
Ramps
Crusher No. 3
Muck Bay
Shaft No. 3

Ventilation Level

The ventilation levels consist of separate intake and exhaust manifold drifts.  The exhaust level is 40 m below the extraction level, at the same elevation as the haulage level, running primarily along the eastern side of the footprint.  The intake level located is 60 m below the extraction level driven along the western side of the footprint (20 m below the haulage level) and driven 5.5 m high by 5.0 m wide.  Figure 23.10.26 shows the layout of the ventilation level.

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The exhaust and haulage drifts are interconnected along the eastern perimeter at the truck loading bays and are driven 5.5 m high by 5.0 m wide.  This provides the ability to exhaust the dust and particulates from the extraction and haulage levels directly to the exhaust shafts.  No travel is allowed in the exhaust drift due to the high air velocities and probability of dust that may be experienced in these headings.

The main ventilation drifts between the shafts and the ore body are driven 7.0 m high by 6.0 m wide.  The increased size of these drifts assists in reducing the velocity in the headings as well as reducing the pressure on the main fans.

Figure 23.10.26
Ventilation Level

Raises connect the intake and exhaust manifold drifts to various working levels to direct the air to and from the workplaces.  The raises are located in stubs off the main ventilation drift.  This allows the ongoing development of raises without impeding airflow or traffic along the ventilation drift.  These drifts and raises are part of a ventilation system that connect the main intake and exhaust shafts to meet the ventilation requirements from start of production ramp-up to full production.

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Figure 23.10.27
Ventilation Drift Cross Section

23.10.6	Mine Development Plan

The following section discusses the methodologies, criteria and assumptions used to produce the development and construction schedule for Lift 1.  The schedule is generated using Mine 2-4D and EPS (enhanced production scheduler).  Mine 2-4D works with Vulcan mine design output to code each object, which is exported to EPS and used to schedule development.  The development schedule is used to forecast grade and tonnages using an import of the Vulcan block model.

EPS is also used to develop a construction schedule based on availability of infrastructure excavations, construction durations, equipment fabrication lead times, and required completion dates.

23.10.6.1	Strategy

Mine infrastructure is developed on an as-soon-as-possible basis, leading up to first undercutting.  Production build-up drives the development schedule from this point on, leading into full production.  Infrastructure excavation and construction during the build-up period is completed according to production milestone requirements.

Ventilation constraints dictate the number of development crews that may be supported during preproduction development.  As such, the first few years of the schedule are resource driven using only two development crews.

Once additional ventilation raises to surface are completed during preproduction, limited hoisting capacity becomes the main restriction on development scheduling.  Commissioning of the Shaft No. 2 rock handling system is required to increase beyond five underground crews.

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Commissioning of the rock handling system is also required prior to blasting the first drawbell.  If the rock handling system is not in place at the start of caving, the risk of slowing the cave advance increases due to interference between production and construction crews.  Making the rock handling system a priority increases the probability that once caving begins the mine will be able to achieve the targeted production rates.

Construction of infrastructure and fixed facilities are developed separately and appended to the finish dates of the excavations in the development schedules.  The facilities are completed prior to the date they are actually required to allow for start-up commissioning and minimal unplanned delays in component deliveries or construction.

23.10.6.2	Development Productivity Rates

Development rates are calculated from first principles.  SRK supplied ground support measures and the ratio of Category 1 and Category 2 ground types.  The ground support criteria (discussed in Section 23.10.1.4) applied to each heading type and size determine their expected advance rates.  Table 23.10.7 lists all of the heading types used for the mine design and the advance rates for each.

Table 23.10.7 Development Advance Rates
Heading Size		Performance
Width (m)	Height (m)	Inside the Footprint (m/d)		Outside the Footprint (m/d)
		Single	Double	Single	Double
4.0	4.0	5.3	7.1	5.4	7.2
4.5	4.5	3.8	5.1	3.8	5.2
5.0	5.0	4.4	6.0	4.5	6.1
5.0	5.5	4.2	5.6	4.3	5.8
6.0	7.0			4.0	5.4

Development crews drive multiple headings whenever possible, and by doing so, increase utilization of crews and equipment.  Double heading estimates are prepared based on a 35% increase over the single heading rate for the same drift size.

Table 23.10.8 lists mass excavations and durations.  Timing, based on ground support type, is taken into account in scheduling each mass excavation.

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Table 23.10.8 Mass Excavation Rates
Infrastructure	Excavation (months)
Gyratory Crusher	11
Shaft No. 2 Station	4
Main Shop	8
Satellite Shop	3
Explosives Magazine	3
Fuel and Lube (Extraction)	1
Fuel and Lube (Haulage)	1
Lunchroom	4
Main Pump Station	<1

All internal ventilation raises and orepasses are developed using raisebores.  All raiseboring assumes that the drill rigs, drill pipe, bits, reaming heads and crews are onsite and available as necessary.  Vertical advance rates exclude mobilization and demobilization of the raiseboring rig and crews.  Table 23.10.9 lists a summary of the vertical advance rates.

Table 23.10.9 Vertical Advance Rates
Heading Description	Finished Size (m)	Excavation Performance (m/d)
Shaft Sinking
Shaft No. 2	10.0 m	2.7
Shaft No. 3	10.0 m	2.8
Shaft No. 4	10.0 m	2.8
Vertical Development
Vent Raise – Internal	3.0 m dia.	3.0
Orepasses – Internal, Excluding Lining	3.0 m dia.	3.0

23.10.6.3	Mine Development and Construction Schedule

Schedule assembly is fairly straightforward within the general limits described above.  With Mine 2-4D, a completed mine design is required prior to commencement of scheduling activities with all object coding assigned and attributes developed and attached.  Constraining milestones are applied such as Shaft No. 1 shutdown for rehabilitation and changeover.

The result of the final development schedule by crew is shown in Figure 23.10.28.  The total development is also summarized by heading size in Figure 23.10.29.

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Figure 23.10.28
Development Quantity Schedule (metres)

Figure 23.10.29
Lateral Development Metres by Drift Size

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The construction durations for infrastructure are estimated from first principles based on experience from similar operations.  A summary of the key infrastructure construction durations is shown in Table 23.10.10.

Table 23.10.10 Construction Durations
Infrastructure	Construction (months)
Gyratory Crusher	11
Shaft No. 2 Station	1
Main Shop	6
Satellite Shop	1
Explosives Magazine	1
Fuel and Lube (Extraction)	1
Fuel and Lube (Haulage)	1
Lunchroom	2
Main Pump Station	1

23.10.7	Equipment

23.10.7.1	Criteria

Criteria considered in equipment selection include suitability, equipment standardization and cost.  The equipment selection process is iterative and aimed at obtaining the optimum equipment required to achieve the planned development and production quantities and rates.

The mobile equipment required for lateral development includes drill jumbos, LHDs, haul trucks, and ground support equipment.  Common to all drift development is the two-boom jumbo, rock bolter, telehandler, shotcrete/concrete transit mixer, and an emulsion truck.  Apart from drifting jumbos and loaders, other mobile equipment required for development includes rock bolting and cable bolting jumbos, muck haulage trucks, and shotcrete placer trucks.

23.10.7.2	Mobile Equipment

The mine layout was analyzed and development quantities were determined from the development schedule.  Underground operating conditions, spatial dimensions and other limiting factors are taken into consideration.  Roadway grades vary between ±15%, with the exception of the main conveyor and maintenance drifts.  All vehicles are required to have the ability to operate under loaded conditions at these maximum gradients.  Production and support equipment quantities were determined from performance estimates and the production schedule.  Mobile capital equipment is purchased, rebuilt and replaced to suit fleet requirements for underground mine development and construction.  The fleet requirements are summarized in Table 23.10.11.

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Table 23.10.11 Mobile Equipment (Units Required on Site)
Description	Preproduction	Build-up	Sustaining
LHD, 3.0 m3 (Cleanup)	1.0	2.0	3.0
LHD, 5.0 m3 (Development)	6.0	6.0	4.0
LHD, 7.0 m3 (Production)	1.0	10.0	23.0
Haulage Truck, 30 t (Development)	6.0	3.0	2.0
Haulage Truck, 50 t (Production)	0.0	8.0	17.0
Drill Jumbo, 2-Boom (Development)	7.0	6.0	3.0
Drill Jumbo, 3-Boom (Development)	1.0	2.0	0.0
Drill Jumbo, Single Boom (High Hang-ups)	0.0	2.0	4.0
Drill Jumbo, Single Boom (Cable Bolting)	2.0	2.0	2.0
Drill Jumbo, Single Boom (Rock Bolting)	8.0	8.0	4.0
Concrete/Shotcrete Transit Mixer Truck	6.0	6.0	6.0
Shotcrete Placer Truck	4.0	4.0	2.0
Concrete Pump	1.0	2.0	2.0
Drill Jumbo, Single Boom (Production)	1.0	5.0	6.0
Drill Jumbo, Commando (Secondary Breaking)	0.0	2.0	4.0
Explosives Truck/Jumbo (Development and Undercut)	4.0	4.0	5.0
Scissor Lift Truck	4.0	5.0	2.0
Lubrication Service Truck	2.0	3.0	4.0
Boom Truck	2.0	2.0	1.0
Service Truck	1.0	2.0	2.0
Electricians Service Truck	1.0	2.0	1.0
Underground Road Grader	2.0	2.0	2.0
Personnel Carrier, Underground	4.0	6.0	6.0
Heavy Duty Lowboy Trailer – 25 t+	1.0	1.0	1.0
Heavy Duty Trailer – 40 t	1.0	1.0	1.0
Underground Buses 60 men	2.0	4.0	5.0
Telehandler, Underground	5.0	7.0	6.0
Skid Steer Clean Up Loader	0.0	1.0	1.0
Crew Cab Pickup, Underground (General Purpose)	11.0	20.0	20.0
Surface Loader	2.0	1.0	1.0
Surface Flatbed – 1 t – Small Crane and Lift Deck	2.0	2.0	2.0
Fuel, Haul Truck	2.0	2.0	2.0
Wheel Loader with Tire Handler	2.0	2.0	2.0
Pallet Handler	4.0	5.0	4.0
Grove, RT700E	1.0	1.0	1.0
Backhoe, 446D	1.0	1.0	1.0

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23.10.7.3	Fixed Equipment

Fixed equipment is purchased as dictated by the mine development and construction schedule.

23.10.8	Personnel

Personnel requirements are developed to support planned development, construction and operations requirements for the mine.  Personnel staffing is developed based on production phases in the life of the operation (preproduction, production build-up and sustaining production).

The basis of the personnel staffing is split into the following classifications.

•	Owner’s Project Team

•	EPCM Team

•	Contractor’s Team

•	Owner’s Operations Team.

The phases of the life of the development, construction and operation of the mine are presented in Table 23.10.12.  A brief description of the tasks being performed, by whom and associated managing responsibilities is included.

Table 23.10.12
Phases of Mine Life

23.10.8.1	Criteria

Direct and indirect labour requirements are established to suit the selected mining method, support systems, and general mine requirements during mine development, construction, and operations.  Personnel requirements are based on an operating schedule of 12 hours per shift, 2 shifts/day, and 7 days/week.  Non-productive days are considered for holidays, dust storms, etc. in the schedules.  The mine is estimated to operate effectively 350  days/yr of the average 365 calendar days.

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It is understood that the training of the workforce is an extremely important requirement for the success of the Project; however, this basic training is beyond the scope of this Study.  This Study assumes a trained workforce that requires only periodic refresher courses (see VSAT).

23.10.8.2	Classification Descriptions

Personnel are presented as direct and indirect staffing for both contractor and Owner’s teams.  Staffing is further classified as expatriate and national, in an effort to allocate costs for both classifications.

Owner’s Project Team

The Owner’s Project Team oversees the work being performed by the contractor and coordinated by the EPCM contractor.  The Owner’s Project Team is Owner staff and hourly employees, consisting of both expatriates and nationals.

Contractor’s Team

Contractor staff and hourly workers are expat and national employees of contractors and are retained to perform specialized design, construction, and operations work for the underground mine.  This work includes, but is not limited to, surface construction, primary and secondary mine development, shaft maintenance, underground construction, equipment assembly, commissioning, and training of the Owner’s direct-hired employees.

Owner’s Operations Team

The Owner’s expatriate senior staff carries out the Owner’s senior-level management and representation functions during operations.

The Owner’s mine staff (expatriate) carries out the Owner’s daily management, supervisory and technical services functions during underground operations.

Hourly workers are hired directly by the Owner.  They are engaged in primary and secondary mine development, underground construction, equipment assembly, and commissioning and production mining operations.

Personnel Allocations

Additional allocations of personnel are included in the overall staffing.  These are listed below:

•	Direct Payroll Rotation

•
This category represents the direct personnel that are on rotation, but would need to be included in the overall personnel in an effort to identify numbers of beds required to support the total labor requirements.  Depending on the year, this represents both Contractor and Owner personnel.

•	Vacation, Sickness, Absenteeism and Training (VSAT) Allocation

•
These personnel represent a “miner’s pool” which would be required on site to cover direct labor during times when individuals are on vacation, sick, absent or in training.  This amounts to approximately 15% of the annual direct personnel requirements.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•	Procurement and Construction Management (PCM) Allocation

This allocation provides a representative number of personnel performing on-site procurement and construction management.  The total number of personnel varies from year to year based on the level of capital development and construction activity.  These individuals would be classified as contractors, with a make-up of both expatriate and national labour.  The assumption for estimated costs is a 3:1, expatriate to national ratio.

23.10.8.3	Staffing Schedule

The underground personnel requirements for Lift 1 are presented in Figure 23.10.30.  The allocations of direct payroll rotation, VSAT, PCM and the Owner’s project team are included as identified on the graph.  The allocations are included in this breakdown using the following assumptions:

•	Direct Payroll Rotation

Prorated based on expatriate and national ratio of annual direct requirements of contractor and Owner personnel.

•	VSAT

Prorated based on expatriate and national ratio of annual direct requirements of contractor and Owner personnel.

•	PCM

Assumption that the ratio of expatriates to nationals is 3:1.

Figure 23.10.30
Underground Personnel Requirements

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Owner Work Rotations

The senior staff works a five-day-in and two-day-out rotation between the Oyu Tolgoi site and Ulaanbaatar.  Owner’s staff (expatriate) works a 6 week-in, 2 week-out rotation, 12 hours/shift.  Owner’s staff (nationals) works a 2 week  in, 1 week-out rotation, 12 hours/shift.  Direct-hired national employees work a 2 week-in, 1 week-out rotation; on site, they work 12 hours per shift.  Individual national employees work 201 days/yr.

Contractor Work Rotations

Contractor staff and hourly personnel work a 6 week-in, 2 week-out rotation, 12 hours/shift.

Travel

All employees associated with underground mine construction and operations work on rotation.  Travel between Oyu Tolgoi and employee points of origin is accomplished on the employees’ time.  The points of origin for expatriate staff and hourly workers are assumed to be Australia and North America.  This assumption is made for pricing business class round-trip transportation allowances.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11	PRODUCTION SCHEDULES

The scheduling periods used for the production scheduling are:

•	Year -2 to Year 1 Monthly

•	Year 2 to 4 Quarterly

•	Year 5 onwards Annual.

The following constraints were applied to open pit scheduling:

•	Keeping the mining vertical advance rates of up to 7 benches/yr except Stages 4 and 5 which have a maximum rate of 6 benches/yr.

•
Maintaining a constant mining rate for a relatively long period for efficient use of the mining fleet.  The fleet capacity with three shovels, one FEL and one excavator has been estimated to be 100 Mt/a.  The individual shovels were scheduled to produce 30 Mt/a.

•	Total movement capacity includes rehandle from stockpiles.

For process scheduling purposes open pit ore feed was split by three cut-off grades:

•	Low grade

•	Medium grade

•	High grade.

This allows the additional plant capacity after underground ore is treated to be fed from the pit at an elevated cut-off grade.  Use of the elevated cut-off for plant feed in the open pit mine planning has consistently been shown to bring forward revenue and increase the mining rate with a net improvement in the project NPV.   All ore above the marginal cut-off grade is used as plant feed in IDP10.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The production scheduling methodology to balance mine, mill and stockpile quantities are as follows:

•	Underground ore is designated the priority feed. After available underground ore is fed to the plant the additional capacity is met with open pit ore.

•	Plant throughput capacity is determined by the average throughput value for the ore in the period scheduled.

•	Any material from underground is treated as ore feed. This includes material from the shaft sinking.

•	Ramp up factors were applied to the Year 1 processing production.

•	In Year 1 only, open pit ore is used as mill feed until Month 4. Underground stockpiles created during the preproduction period are fed to the plant in Year 1 from Month 4.

•	The Reserve Case production schedule is based on Proven and Probable Mineral Reserves only. No Inferred Resources have been used in the mine planning.

•	The open pit schedules were based on mining inventories by bench reported within the pit stages.

•	Medium and high-grade ore mined in preproduction is stockpiled and processed in Year 1.

•	The total movement from different pit stages was balanced to smooth waste and ore production rates and match the load and haul capacity.

•	Low-grade stockpiling was used to balance the mining rate where necessary.

•	Regrind and flotation capacity, when treating the Central low grade stockpiles, further limited plant throughput.

•	Blending to reduce As and F content in the concentrate was not required.

The throughput rate algorithm shown in Table 23.11.1 was developed by SGS.  This formula was applied to all the blocks in the mining model.  The average throughput rates from the Reserve Case schedule are shown in Table 23.11.2.

Table 23.11.1 Plant Throughput Rates
P80=113*Ci^0.26*SPI^-0.60*BM^0.88 max P80 220 µm
t/h (instantaneous)=29320*Ci^0.19*SPI^-0.36*BM^-0.24
max TPU= 5500 t/h

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.2 Average Plant Throughput Rates
Metallurgical Ore Type	Deposit	Throughput Rate
		t/d	Mt/a
1	Southwest (including South and Far South)	97	32.7
2	Central – chalcocite	132	44.3
3	Central – covellite	132	44.5
4	Central – chalcopyrite	119	40.1
6	Hugo North	119	40.1

The ore feed was divided into three different grade definitions to allow stockpiling of lower-grade material and to identify higher-grade material.  The three cut-off grades splits used for open pit ore in IDP10 are:

•	Low Grade:

-	Ore Types 1 and 4 >$3.88/t

-	Ore Types 2 and 3 >$3.41/t

•	Stages 1 to 7:

-	Medium Grade >$8.00/t

-	High Grade >$13.00/t

•	Stages 8 and 9:

-	Medium Grade >$9.50/t

-	High Grade >$14.00/t

The criteria for selecting each cut-off are:

•	Low-value cut-off breakeven cut-off, equal to the total of processing and G&A costs.

•	Mid-value cut-off is an elevated cut-off that brings forward metal in the production schedules.

•	High-value cut-off allows recovery formulae to be applied at the scheduling level.

Mining costs are not included in the NSR cut-off values for the low-grade ore.  This is defined as material that must be removed while accessing the medium and high-grade ores and, therefore, does not need to support its mining cost.  Mid and high-value cut-off materials support both their mining costs and the associated waste stripping ratios.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The schedule was prepared using bench data reporting each ore type and waste for each 15 m bench.  The grades carried in the detailed schedule are:

•	NSR $/t

•	Cu %

•	Au g/t

•	Ag g/t

•	As ppm

•	Tput Throughput Mt/a

•	F ppm

•	S %

•	RecCu Recovered Copper Grade %

•	RecAu Recovered Gold Grade g/t

•	SPI SAG Power Index

•	MB Modified Bond Index

•	CI Crusher Index

•	P80 80% passing µm

•	Fe %

•	Mo ppm

•	PAF % potentially acid forming (Ore 100% Waste varies)

•	NSR17 Jan 2006 Reserve Base Data Template NSR

•	Eq80350 Copper equivalent from Resource Model ($0.80/lb Cu $350/oz Au)

•	Trucks trucks/shovel for each bench.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.1	IDP10 Mining Areas

The mining areas that are included in the Reserve Case and in the Life of Mine (Sensitivity) Case are shown in Figure 23.11.1.

Figure 23.11.1
IDP10 Mining Areas

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.2	Reserve Case Production Schedules

The Reserve Case production schedule is based on Proven and Probable Mineral Reserves.  The Reserve Case production schedules have been used to estimate costs and revenues used for demonstrating the validity of the Ouy Tolgoi Mineral Reserve presented in IDP10.  No Inferred Resources have been used in the mine planning work for the Reserve Cases.  A schematic of the Reserve Case mining areas is shown in Figure 23.11.2.

Figure 23.11.2
Reserve Case Mining Areas

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.3	Reserve Case Entrée-Ivanhoe Joint Venture & OT LLC Production

The Entrée-Ivanhoe Joint Venture and OT LLC processing, recovered copper, gold and silver metal production in the Reserve Case is shown in Figure 23.11.3  to Figure 23.11.6. The production shown is the total production from the Entrée-Ivanhoe Joint Venture not a portion attributable to Entrée. Under the terms of the Entrée-Ivanhoe Joint Venture the Entrée portion of the costs are funded by Ivanhoe.  Entrée receives 20% of the net after tax cash flow after financing.  Therefore, Entrée has no capital or operating cost contributions to make towards the project development and operation but receives a cash flow from production on the Entrée-Ivanhoe Joint Venture Property.

The ore production from Hugo North Lift 1 split between the OT LLC and Entrée-Ivanhoe Joint Venture ore is shown in Figure 23.11.7.

Figure 23.11.3
Processing by Source – Reserve Case

Processed kt
60,000
50,000
40,000
30,000
20,000
10,000
-
1.80
1.50
1.20
0.90
0.60
0.30
-
-3 -2 -1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
EJV
OT LLC
Cu
Au

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.4
Copper Production – Reserve Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

Figure 23.11.5
Gold Production – Reserve Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.6
Silver Production – Reserve Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.7
Reserve Case Underground Processing Schedule

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.4	Production by Ore Type

The IDP10 annual production tonnages processed at the major pit stages and the block cave lifts (split between Owners) are shown in Figure 23.11.8.  The Entrée-Ivanhoe Joint Venture Property production results are labelled for Hugo North Block Cave Lift 1 (EJV1). The production shown is the total production from the Entrée-Ivanhoe Joint Venture not a portion attributable to Entrée. Under the terms of the Entrée-Ivanhoe Joint Venture the Entrée portion of the costs are funded by Ivanhoe.  Entrée receives 20% of the net after tax cash flow after financing.  Therefore, Entrée has no capital or operating cost contributions to make towards the project development and operation but receives a cash flow from production on the Entrée-Ivanhoe Joint Venture Property.

The processing schedule by metallurgical ore type and the copper and gold feed grades is shown in Figure 23.11.8.  The total production results for the Reserve Case are shown in Table 23.11.3 and Table 23.11.4 and for the Entrée-Ivanhoe Joint Venture portion of the schedule in .Table 23.11.5.  The Entrée-Ivanhoe Joint Venture Mineral reserve has a life of 18 years.

The annual copper, gold, silver and concentrate production by ore type and mining area are shown in Figure 23.11.9 to Figure 23.11.18.

Figure 23.11.8
Reserve Case Ore Processing and Grade

60,000
50,000
40,000
30,000
20,000
10,000
-
Processed kt
1.80
1.50
1.20
0.90
0.60
0.30
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
Pit Stages 8-9
Pit Stage 7
Pit Stages 1-6
EJV1
HN1 OT LLC
Cu
Au

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.3 Reserve Case Total Project Production Schedule Years -1 to 18
	Total/Year		-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Open Pit Ore Mined	Mt	955	-	19	32	35	37	33	35	51	36	41	59	40	19	48	74	55	31	12	7
Open Pit Waste	Mt	2 176	5	68	63	63	63	67	65	49	64	59	41	60	128	112	86	105	129	162	160
Total Open Pit	Mt	3 131	5	87	95	98	100	100	100	100	100	100	100	100	147	160	160	160	160	174	166
U/G Ore	Mt	437	-	1	3	2	6	12	19	25	28	29	29	29	29	29	29	29	29	29	28
Total Ore Mined	Mt	1 393	-	19	35	37	43	44	54	76	64	71	89	70	48	77	103	84	61	42	34
Rehandle	Mt	233	-	0	5	2	-	-	-	-	-	-	-	-	13	-	-	-	-	16	24
TM inc Spiles	Mt	3 363	5	87	100	100	100	100	100	100	100	100	100	100	160	160	160	160	160	190	190
Total Process	Mt	1 393	-	10	33	34	35	39	53	58	58	58	58	58	58	58	58	58	58	58	58
	NSR $/t	24.52	-	15.04	22.14	15.57	27.23	34.40	34.46	43.16	41.56	36.54	34.89	37.01	32.99	29.15	28.11	25.33	25.25	25.49	23.20
	Cu %	0.93	-	0.54	0.59	0.53	0.90	1.21	1.28	1.48	1.55	1.42	1.36	1.44	1.24	1.09	1.07	0.96	0.93	0.99	0.97
	Au g/t	0.37	-	0.46	0.95	0.48	0.70	0.58	0.40	0.72	0.51	0.34	0.33	0.39	0.37	0.33	0.32	0.32	0.40	0.33	0.17
	Ag g/t	2.09	-	1.27	1.43	1.41	2.11	2.77	2.88	3.22	3.14	2.94	2.81	2.94	2.73	2.50	2.45	2.18	2.20	2.16	2.02
	Conc kt	37 591	-	175	630	551	878	1 210	1 736	2 216	2 321	2 153	2 148	2 361	2 105	1 887	1 904	1 739	1 690	1 801	1 728
	Con Cu%	30.45	-	27.13	26.84	27.76	31.80	34.84	35.63	35.39	34.72	34.14	32.82	31.55	30.78	30.20	29.25	28.66	28.33	28.29	28.79
	Con Au g/t	10.86	-	21.26	39.63	22.90	22.25	14.89	9.95	15.34	10.44	7.47	7.33	7.87	8.28	8.07	7.90	8.37	10.80	8.44	4.50
	Con Ag g/t	64.20	-	60.83	61.42	69.10	70.36	74.58	74.83	72.24	66.62	66.67	63.92	61.07	63.66	64.70	63.09	61.30	63.13	57.97	56.11
	Con As ppm	1 342	-	270	256	373	366	488	525	752	1 640	1 661	1 582	1 672	1 413	1 254	1 353	1 174	1 218	1 820	1 869
	Con F ppm	352	-	360	365	338	353	338	338	325	322	317	337	348	364	373	381	393	372	351	359
	Copper M lb	25 235	-	104	373	337	615	929	1 364	1 729	1 777	1 620	1 554	1 642	1 429	1 257	1 228	1 099	1 056	1 123	1 096
	Gold koz	13 121	-	119	803	406	628	579	556	1 093	779	517	506	597	561	490	483	468	587	489	250
	Silver koz	77 593	-	342	1 245	1 224	1 985	2 901	4 177	5 148	4 972	4 614	4 415	4 636	4 308	3 926	3 861	3 428	3 431	3 357	3 117
Note:
•	Minor figure differences may occur due to rounding errors.

.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.4 Reserve Case Production Schedule Years 19 to 27
	Year	19	20	21	22	23	24	25	26	27
Open Pit Ore Mined	Mt	19	42	59	64	48	39	20	1	-
Open Pit Waste Mined	Mt	155	148	101	96	89	35	5	0	-
Total Open Pit Mined	Mt	173	189	160	160	136	74	25	1	-
U/G Ore	Mt	23	16	9	3	-	-	-	-	-
Total Ore Mined	Mt	41	57	68	68	48	39	20	1	-
Rehandle	Mt	17	1	-	-	10	19	38	57	30
TM inc Spiles	Mt	190	190	160	160	146	93	63	58	30
Total Process	Mt	58	58	58	58	58	58	58	58	30
	NSR $/t	21.80	17.99	14.61	12.60	9.13	12.75	12.61	6.64	6.22
	Cu %	0.93	0.80	0.66	0.57	0.38	0.39	0.38	0.34	0.30
	Au g/t	0.16	0.15	0.19	0.24	0.28	0.55	0.56	0.14	0.16
	Ag g/t	1.86	1.57	1.34	1.21	1.03	1.33	1.28	1.11	1.21
	Conc kt	1 643	1 446	1 242	1 088	697	703	683	591	264
	Con Cu%	28.94	27.84	26.31	25.20	24.98	25.90	25.75	24.72	25.06
	Con Au g/t	4.17	4.38	6.45	9.33	16.49	34.08	35.60	9.36	12.11
	Con Ag g/t	54.18	51.35	50.25	50.76	64.08	83.69	82.79	78.60	98.54
	Con As ppm	1 813	1 729	1 746	2 093	1 311	581	825	2 194	638
	Con F ppm	393	405	380	355	310	303	303	314	287
	Copper M lb	1 048	888	720	604	384	401	388	322	146
	Gold koz	220	204	258	326	370	770	781	178	103
	Silver koz	2 862	2 388	2 006	1 776	1 436	1 891	1 817	1 494	837
Note:
•	Minor figure differences may occur due to rounding errors.

.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.5 Entrée-Ivanhoe Joint Venture Reserve Case Production Schedule Years -1 to 18
		Total/Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Total Process	Mt	27.4	-	-	-	0.0	0.0	0.1	0.2	0.2	-	-	0.1	1.6	4.0	6.4	6.8	4.8	2.4	0.6	0.1
	NSR $/t	23.15	-	-	-	-	52.79	20.30	33.45	47.37	-	-	58.96	73.88	73.76	63.75	54.38	44.92	28.47	20.34	14.49
	Cu %	1.85	-	-	-	-	1.80	0.75	1.15	1.60	-	-	1.90	2.37	2.39	2.11	1.82	1.55	1.02	0.76	0.56
	Au g/t	0.72	-	-	-	-	0.63	0.19	0.43	0.57	-	-	0.88	1.09	1.03	0.84	0.69	0.52	0.30	0.20	0.13
	Ag g/t	4.05	-	-	-	-	4.12	1.93	2.64	3.68	-	-	4.33	5.30	5.30	4.75	4.02	3.13	1.99	1.57	1.10
	Conc kt	1,365	-	-	-	-	2	2	6	7	-	-	8	100	239	348	334	216	83	17	2
	Con Cu%	34.30	-	-	-	-	34.31	26.33	25.87	34.97	-	-	30.61	36.03	37.22	35.97	34.34	31.79	26.86	23.41	21.03
	Con Au g/t	6.53	-	-	-	-	10.83	6.32	8.77	11.41	-	-	12.86	15.02	14.53	12.98	11.77	9.73	7.21	5.73	4.59
	Con Ag g/t	70.47	-	-	-	-	73.94	64.00	55.93	75.70	-	-	65.59	75.80	77.55	76.18	71.32	60.53	49.36	45.56	39.23
	Con As ppm	528	-	-	-	-	1 922	816	1,156	600	-	-	1,584	874	627	505	462	403	355	369	425
	Con F ppm	344	-	-	-	-	220	330	369	275	-	-	327	339	342	347	341	352	337	359	362
	Copper M lb	1,032	-	-	-	-	1.5	0.9	3.7	5.2	-	-	5.3	79.6	196.4	276.0	252.9	151.4	49.3	8.9	1.1
	Gold koz	531	-	-	-	-	0.7	0.3	1.8	2.5	-	-	3.3	48.4	111.9	145.3	126.4	67.6	19.3	3.2	0.3
	Silver koz	3,093	-	-	-	-	4.6	3.3	11.7	16.5	-	-	16.6	244.2	596.9	852.4	766.1	420.4	132.1	25.2	2.9
Note:
•	Minor figure differences may occur due to rounding errors.

.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.9
Reserve Case Processing by Ore Type

Figure 23.11.10
Reserve Case Concentrate Production

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.11
Reserve Case Recovered Copper Production

Figure 23.11.12
Reserve Case Recovered Gold Production

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.13
Reserve Case Recovered Silver Production

Figure 23.11.14
Reserve Case Processing by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.15
Reserve Case Concentrate by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.16
Reserve Case Copper by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.17
Reserve Case Gold by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.18
Reserve Case Silver by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.5	Life of Mine (Sensitivity) Case Production Schedules

The Life of Mine (Sensitivity) Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the project.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment.  Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.  Both scenarios include resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and Entrée-Ivanhoe Joint Venture licence areas.  The initial production period of each case is the same.  A schematic of the Life of Mine (Sensitivity) Case mining areas is shown in Figure 23.11.19.

Figure 23.11.19
Life of Mine (Sensitivity) Case Mining Areas

The underground work has been prepared by Stantec.  The ore production from Hugo North Lift 1 split between the OT LLC and Entrée-Ivanhoe Joint Venture ore is shown in Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

Figure 23.11.25.  The underground ore stockpiled in the preproduction period is to be treated in Year 1 and is feed to the plant from Month 4 of Year 1 as in the Reserve Case.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.6	Life of Mine (Sensitivity) Case Entrée-Ivanhoe Joint Venture & OT LLC Production

The Entrée-Ivanhoe Joint Venture and OT LLC processing, recovered copper, gold and silver metal production in the Life of Mine (Sensitivity) Case is shown in Figure 23.11.20 to Figure 23.11.24.  The ore production from Hugo North Lift 1 split between the OT LLC and Entrée-Ivanhoe Joint Venture ore is shown in Entrée-Ivanhoe Joint Venture (EJV) total production values are shown in Figure 23.11.25.

.

Figure 23.11.20
Processing by Source – Life of Mine (Sensitivity) Case

Processed kt
60,000
50,000
40,000
30,000
20,000
10,000
-
1.80
1.50
1.20
0.90
0.60
0.30
-
-3 -1 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
EJV
OT LLC
Cu
Au

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.21
Copper Production – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.22
Gold Production – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.23
Silver Production – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.24
Molybdenum Production – Life of Mine (Sensitivity) Case

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.25
Life of Mine (Sensitivity) Case Underground Processing Schedule

Underground Production kt
60,000
50,000
40,000
30,000
20,000
10,000
-
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
HS
EJV2
HN 2 OT LLC
EJV1
HN1 OT LLC
Heruga

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.11.7	Life of Mine (Sensitivity) Case Production Schedules

The processing schedule by mine and licence owner and the copper and gold feed grades is shown in Figure 23.11.26.  The total production results for the Life of Mine (Sensitivity) Case are shown in Table 23.11.6 to Table 23.11.8 and for the Entrée-Ivanhoe Joint Venture portion of the schedule in Table 23.11.9 to Table 23.11.11.

The high gold grades from the open pit indicate the source of early gold production from Southwest Stages 1, 2 and 3.  The decline in gold grade marks the change from Southwest to Central ores.  The peaks in gold grade mark the points in time when the Southwest stages are completed.  Southwest stages 1 to 3 are centered over the gold core.  Gold grades drop until the high grade in the bottom of the next stage is exposed.  The annual copper, gold, silver and concentrate production by ore type and mining area are shown in Figure 23.11.27 to Figure 23.11.38.

Figure 23.11.26
Life of Mine (Sensitivity) Case Ore Processing and Grade

60,000
50,000
40,000
30,000
20,000
10,000
-
Processed kt
1.80
1.50
1.20
0.90
0.60
0.30
-
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59
Pit Stages 8-9
Pit Stage 7
Pit Stages 1-6
HS
EJV2
HN 2 OT LLC
EJV1
HN1 OT LLC
Heruga
Cu
Au

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.6 Life of Mine (Sensitivity) Case Total Project Processing Schedule Years -1 to 18
		Total/Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Open Pit Ore Mined	Mt	955	-	19	32	35	37	33	35	51	36	41	59	40	19	48	74	55	31	12	7
Open Pit Waste	Mt	2 176	5	68	63	63	63	67	65	49	64	59	41	60	128	112	86	105	129	162	163
Total Open Pit	Mt	3 131	5	87	95	98	100	100	100	100	100	100	100	100	146	160	160	160	160	175	170
U/G Ore	Mt	2 059	-	1	3	2	6	12	19	25	28	29	29	29	29	30	30	30	30	30	30
Total Ore Mined	Mt	3 014	-	19	35	37	43	44	54	76	64	71	89	70	48	77	104	85	62	43	38
Rehandle	Mt	383	-	0	5	2	-	-	-	-	-	-	-	-	14	-	-	-	-	15	20
TM inc Spiles	Mt	3 513	5	87	100	100	100	100	100	100	100	100	100	100	160	160	160	160	160	190	190
Total Process	Mt	3 014	-	10	33	34	35	38	53	58	58	58	58	58	58	58	58	58	58	58	58
	NSR $/t	24.27	-	16.17	23.53	16.33	28.09	35.36	34.69	43.39	41.81	36.41	34.93	37.25	33.32	29.37	28.34	25.73	25.65	25.80	24.71
	Cu %	0.89	-	0.58	0.65	0.56	0.93	1.24	1.29	1.49	1.56	1.42	1.36	1.45	1.26	1.10	1.08	0.98	0.94	1.00	1.04
	Au g/t	0.35	-	0.47	0.96	0.48	0.71	0.59	0.40	0.72	0.51	0.34	0.33	0.40	0.37	0.33	0.32	0.32	0.40	0.33	0.17
	Ag g/t	2.22	-	1.37	1.56	1.47	2.18	2.85	2.90	3.24	3.16	2.94	2.82	2.97	2.77	2.52	2.47	2.22	2.24	2.20	2.16
	Conc kt	84 429	-	188	679	573	898	1 220	1 743	2 224	2 328	2 154	2 148	2 366	2 116	1 896	1 914	1 757	1 711	1 809	1 835
	Con Cu%	28.19	-	27.46	27.35	28.36	32.20	35.28	35.75	35.47	34.84	34.02	32.87	31.70	30.95	30.28	29.30	28.80	28.46	28.44	28.95
	Con Au g/t	9.71	-	20.10	37.21	22.22	21.91	14.87	9.95	15.33	10.45	7.44	7.35	7.89	8.29	8.09	7.90	8.39	10.71	8.50	4.26
	Con Ag g/t	66.03	-	61.45	62.31	69.80	71.22	75.44	75.05	72.41	66.90	66.54	64.31	61.61	64.14	65.01	63.35	61.70	63.44	58.96	56.73
	Con As ppm	1 665	-	317	324	403	383	486	524	751	1 632	1 661	1 579	1 662	1 402	1 256	1 351	1 171	1 211	1 790	1 944
	Con F ppm	343	-	355	364	352	367	343	340	325	322	318	336	348	364	372	380	393	373	350	367
	Copper M lb	52 466	-	114	409	358	638	949	1 374	1 739	1 788	1 616	1 556	1 653	1 444	1 266	1 237	1 116	1 073	1 134	1 171
	Gold koz	26 371	-	121	812	409	633	583	558	1 096	782	515	507	600	564	493	487	474	589	494	252
	Silver koz	179 238	-	371	1 359	1 286	2 057	2 959	4 205	5 178	5 007	4 608	4 440	4 686	4 363	3 964	3 899	3 487	3 490	3 429	3 346
Note:
•	Minor figure differences may occur due to rounding errors.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.7 Life of Mine (Sensitivity) Case Production Schedule Years 19 to 39
	Year	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39
Open Pit Ore Mined	Mt	21	45	61	63	45	39	17	0	-	-	-	-	-	-	-	-	-	-	-	-	-
Open Pit Waste Mined	Mt	165	145	99	97	83	31	4	0	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Open Pit Mined	Mt	186	190	160	160	128	70	21	1	-	-	-	-	-	-	-	-	-	-	-	-	-
U/G Ore	Mt	33	38	42	42	39	41	43	44	44	43	43	41	43	49	53	54	55	52	50	49	49
Total Ore Mined	Mt	54	82	103	105	84	79	60	45	44	43	43	41	43	49	53	54	55	52	50	49	49
Rehandle	Mt	4	-	-	-	-	-	-	13	14	15	15	17	15	9	5	4	3	6	8	9	9
TM inc Spiles	Mt	190	190	160	160	128	70	21	14	14	15	15	17	15	9	5	4	3	6	8	9	9
Total Process	Mt	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58	58
	NSR $/t	27.59	31.65	34.82	32.63	27.58	30.58	30.21	25.51	24.54	24.00	21.47	20.75	21.99	23.23	23.27	24.30	24.71	23.98	23.40	22.79	21.82
	Cu %	1.17	1.30	1.39	1.29	1.09	1.09	1.07	1.01	0.99	0.97	0.88	0.85	0.89	0.91	0.87	0.85	0.80	0.77	0.76	0.75	0.71
	Au g/t	0.15	0.20	0.27	0.29	0.27	0.51	0.52	0.25	0.23	0.22	0.19	0.19	0.21	0.26	0.31	0.41	0.50	0.49	0.46	0.44	0.44
	Ag g/t	2.30	2.63	2.86	2.74	2.49	2.69	2.65	2.43	2.34	2.17	1.95	1.95	2.04	2.14	2.14	2.19	2.20	2.18	2.17	2.16	2.12
	Conc kt	2 060	2 350	2 501	2 384	2 031	2 023	2 035	2 003	1 987	1 973	1 826	1 781	1 862	1 927	1 849	1 742	1 590	1 489	1 446	1 422	1 387
	Con Cu%	29.27	28.99	29.17	28.45	27.86	28.06	27.42	26.21	25.64	25.36	24.70	24.58	24.54	24.39	24.36	25.03	25.73	26.33	26.76	26.65	25.93
	Con Au g/t	3.39	4.03	5.12	5.67	6.16	11.77	11.66	5.65	5.24	5.13	4.63	4.65	5.09	5.77	7.19	10.21	13.70	14.38	13.91	13.64	13.85
	Con Ag g/t	54.63	55.26	56.74	57.07	60.38	65.48	63.95	59.31	57.65	53.62	51.66	52.71	52.97	53.78	56.01	60.51	66.42	70.17	71.95	72.53	73.01
	Con As ppm	2 180	2 413	2 823	3 181	2 902	2 267	2 041	2 184	2 288	2 542	2 458	2 465	2 815	2 981	2 819	2 571	2 028	1 446	1 131	1 007	1 111
	Con F ppm	424	442	443	428	438	452	466	465	459	465	462	459	451	441	413	376	313	266	242	232	225
	Copper M lb	1 329	1 502	1 609	1 495	1 248	1 251	1 230	1 157	1 123	1 103	995	965	1 008	1 036	993	961	902	864	853	836	793
	Gold koz	225	305	412	435	403	765	763	364	335	325	272	266	305	358	428	572	700	688	647	624	618
	Silver koz	3 618	4 176	4 562	4 374	3 943	4 259	4 184	3 819	3 683	3 400	3 034	3 018	3 172	3 332	3 330	3 389	3 395	3 358	3 346	3 316	3 256
Note:
•	Minor figure differences may occur due to rounding errors.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.8 Life of Mine (Sensitivity) Case Production Schedule Years 40 to 60
	Year	40	41	42	43	44	45	46	47	48	49	50	51	52	53	54	55	56	57	58	59	60
Open Pit Ore Mined	Mt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Open Pit Waste Mined	Mt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Open Pit Mined	Mt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
U/G Ore	Mt	49	50	50	50	50	50	50	50	49	43	37	31	29	27	26	26	24	14	9	5	-
Total Ore Mined	Mt	49	50	50	50	50	50	50	50	49	43	37	31	29	27	26	26	24	14	9	5	-
Rehandle	Mt	9	8	8	8	8	8	8	8	9	15	21	8	9	0	0	0	2	12	18	21	-
TM inc Spiles	Mt	9	8	8	8	8	8	8	8	9	15	21	8	9	0	0	0	2	12	18	21	-
Total Process	Mt	58	58	58	58	58	58	58	58	58	58	58	39	38	27	26	26	26	26	26	26	-
	NSR $/t	20.52	19.45	18.37	17.49	16.91	16.28	15.72	15.17	15.00	14.16	12.79	14.43	13.22	14.76	14.51	13.93	12.32	9.57	8.30	7.38	-
	Cu %	0.66	0.63	0.60	0.57	0.55	0.53	0.52	0.51	0.51	0.49	0.44	0.47	0.45	0.47	0.48	0.48	0.42	0.40	0.35	0.33	-
	Au g/t	0.42	0.41	0.38	0.37	0.36	0.35	0.33	0.30	0.29	0.29	0.29	0.32	0.27	0.26	0.21	0.18	0.19	0.13	0.16	0.16	-
	Ag g/t	2.09	2.05	2.00	1.93	1.87	1.83	1.80	1.78	1.80	1.72	1.56	1.66	1.58	1.74	1.78	1.78	1.61	1.40	1.37	1.30	-
	Conc kt	1 318	1 251	1 190	1 126	1 076	1 028	980	955	946	890	800	573	545	419	425	423	370	340	286	262	-
	Con Cu%	25.38	25.12	25.07	25.22	25.47	25.61	25.99	26.23	26.56	26.55	26.20	26.21	25.41	25.24	25.00	25.00	24.97	24.79	25.03	25.04	-
	Con Au g/t	14.10	14.31	14.01	13.99	14.19	14.36	14.42	13.64	13.18	13.84	15.24	16.07	14.12	12.80	9.77	8.45	10.13	7.15	10.28	11.04	-
	Con Ag g/t	75.29	77.61	79.32	80.51	81.69	83.31	85.62	86.82	88.29	89.13	88.44	88.19	86.24	89.77	88.45	88.59	90.67	82.97	94.75	96.37	-
	Con As ppm	1 165	1 107	971	807	716	664	568	475	406	454	519	493	707	26	0	0	189	1 314	349	455	-
	Con F ppm	214	207	201	189	180	173	167	164	166	163	151	115	102	14	0	0	20	139	157	204	-
	Copper M lb	738	693	657	626	604	580	562	552	554	521	462	331	305	233	234	233	204	186	158	145	-
	Gold koz	597	576	536	506	491	474	454	419	401	396	392	296	247	172	133	115	121	78	94	93	-
	Silver koz	3 190	3 123	3 034	2 916	2 825	2 753	2 698	2 665	2 686	2 550	2 275	1 625	1 511	1 209	1 208	1 205	1 079	906	871	811	-
Note:
•	Minor figure differences may occur due to rounding errors.
.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.9 Entrée-Ivanhoe Joint Venture Life of Mine (Sensitivity) Case Processing Schedule Years -1 to 18
		Total/Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Total Process	Mt	765.4	-	-	-	0.0	0.0	0.1	0.2	0.2	-	-	0.1	1.6	4.0	6.4	7.0	5.2	3.0	1.0	0.9
	NSR $/t	28.92	-	-	-	55.03	55.03	55.03	55.03	55.03	-	-	69.34	75.52	73.99	64.25	54.54	46.19	29.51	21.78	28.81
	Cu %	0.62	-	-	-	1.91	1.91	1.91	1.91	1.91	-	-	2.27	2.43	2.40	2.13	1.83	1.60	1.06	0.80	1.13
	Au g/t	0.47	-	-	-	0.61	0.61	0.61	0.61	0.61	-	-	0.99	1.11	1.03	0.84	0.69	0.53	0.32	0.23	0.21
	Ag g/t	2.02	-	-	-	4.46	4.46	4.46	4.46	4.46	-	-	5.35	5.47	5.33	4.82	4.12	3.28	2.17	1.90	3.07
	Conc kt	14,736	-	-	-	0	2	3	8	8	-	-	8	99	236	348	342	233	104	28	32
	Con Cu%	27.97	-	-	-	35.80	35.80	35.80	35.80	35.80	-	-	34.24	36.54	37.28	36.16	34.58	32.59	27.81	24.83	28.19
	Con Au g/t	18.06	-	-	-	10.47	10.47	10.47	10.47	10.47	-	-	13.57	15.15	14.59	13.04	11.79	9.96	7.58	6.64	4.78
	Con Ag g/t	85.10	-	-	-	78.73	78.73	78.73	78.73	78.73	-	-	75.80	77.47	77.89	77.08	73.21	63.09	53.65	55.42	72.40
	Con As ppm	929	-	-	-	887	887	887	887	887	-	-	1,502	882	634	507	460	457	600	1,111	4,043
	Con F ppm	129	-	-	-	363	363	363	363	363	-	-	333	340	342	345	337	344	320	306	264
	Copper M lb	9,088	-	-	-	0	1.5	2.4	6.2	6.2	-	-	5.9	79.4	193.8	277.4	261.0	167.6	63.7	15.4	19.8
	Gold koz	8,584	-	-	-	0	0.7	1.0	2.6	2.7	-	-	3.4	48.0	110.6	145.9	129.8	74.7	25.3	6.0	4.9
	Silver koz	40 321	-	-	-	0	4.9	7.8	19.8	19.9	-	-	19.2	245.5	590.4	862.4	805.8	473.2	179.1	50.2	74.2
Note:
•	Minor figure differences may occur due to rounding errors.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.10 Entrée-Ivanhoe Joint Venture Life of Mine (Sensitivity) Case Production Schedule Years 19 to 39
	Year	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39
Total Process	Mt	4	8	13	15	12	11	12	14	13	10	7	2	2	5	11	17	24	25	25	25	25
	NSR $/t	44.67	57.59	58.14	44.98	35.54	35.05	36.29	33.78	35.35	36.52	24.40	14.76	14.24	12.25	13.38	16.86	18.59	19.35	19.09	18.82	18.86
	Cu %	1.71	2.06	2.02	1.56	1.24	1.24	1.32	1.23	1.26	1.28	0.87	0.54	0.30	0.22	0.25	0.33	0.38	0.43	0.44	0.45	0.45
	Au g/t	0.30	0.55	0.63	0.51	0.42	0.40	0.38	0.37	0.42	0.47	0.34	0.22	0.68	0.71	0.71	0.79	0.79	0.73	0.67	0.64	0.65
	Ag g/t	4.38	4.97	4.82	3.97	3.44	3.50	3.60	3.44	3.52	3.00	1.67	1.05	1.11	1.11	1.20	1.39	1.53	1.64	1.69	1.70	1.70
	Conc kt	170	434	642	611	451	418	500	554	544	437	243	50	18	33	83	177	296	348	364	369	369
	Con Cu%	33.18	36.50	37.07	34.52	31.29	30.24	29.45	27.68	27.36	27.00	22.97	21.67	23.12	24.94	25.00	25.00	25.00	25.00	25.00	25.00	25.00
	Con Au g/t	5.33	8.88	10.43	10.25	9.71	8.89	7.77	7.50	8.41	9.05	8.05	7.65	43.67	72.92	61.58	53.36	45.94	38.10	33.57	31.90	32.39
	Con Ag g/t	79.94	82.85	83.19	82.91	82.08	80.07	75.76	72.78	72.03	59.81	41.69	39.35	79.73	125.20	115.85	102.63	96.41	92.36	91.03	90.69	90.73
	Con As ppm	5 716	5 281	4 405	3 438	2 726	1 686	1 055	894	972	1 011	681	478	180	60	55	55	55	55	55	55	55
	Con F ppm	257	255	250	224	237	284	325	325	301	300	308	281	134	6	-	-	-	-	-	-	-
	Copper M lb	124	349	525	465	311	279	324	338	328	260	123	24	9	18	46	97	163	192	201	203	203
	Gold koz	29	124	215	201	141	120	125	134	147	127	63	12	26	77	164	303	437	426	393	379	384
	Silver koz	437	1 156	1 717	1 628	1 189	1 077	1 217	1 296	1 260	840	325	64	47	132	308	583	917	1 032	1 067	1 076	1 076
Note:
•	Minor figure differences may occur due to rounding errors.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.11.11 Entrée-Ivanhoe Joint Venture Life of Mine (Sensitivity) Case Production Schedule Years 40 to 60
	Year	40	41	42	43	44	45	46	47	48	49	50	51	52	53	54	55	56	57	58	59	60
Total Process	Mt	25	25	25	25	25	25	25	25	25	25	25	25	26	26	26	26	24	14	9	5	-
	NSR $/t	18.46	17.72	16.57	15.68	15.04	14.41	13.72	12.86	12.47	12.81	13.62	14.41	14.52	14.46	14.51	13.93	12.80	12.44	12.62	12.23	-
	Cu %	0.45	0.43	0.42	0.40	0.39	0.38	0.37	0.36	0.36	0.37	0.39	0.40	0.42	0.45	0.48	0.48	0.43	0.44	0.46	0.45	-
	Au g/t	0.62	0.59	0.54	0.50	0.47	0.45	0.43	0.38	0.34	0.34	0.37	0.39	0.34	0.26	0.21	0.18	0.20	0.17	0.16	0.16	-
	Ag g/t	1.69	1.66	1.62	1.58	1.56	1.53	1.49	1.47	1.49	1.51	1.54	1.58	1.64	1.71	1.78	1.78	1.65	1.67	1.72	1.70	-
	Conc kt	368	356	341	328	317	306	292	285	289	297	310	326	362	396	425	423	349	202	129	75	-
	Con Cu%	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	-
	Con Au g/t	31.13	30.43	28.59	27.14	26.56	26.08	25.74	23.42	20.82	20.67	21.94	22.28	18.50	13.12	9.77	8.45	10.48	8.94	8.05	8.33	-
	Con Ag g/t	90.84	91.82	93.12	94.21	95.23	96.36	97.78	98.63	98.16	97.18	95.95	94.38	92.52	90.27	88.45	88.59	91.93	91.43	90.09	90.84	-
	Con As ppm	55	55	55	55	55	55	55	55	55	55	55	55	55	55	55	55	55	55	55	55	-
	Con F ppm	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Copper M lb	203	196	188	181	175	168	161	157	159	164	171	180	200	218	234	233	192	111	71	41	-
	Gold koz	368	348	313	287	271	256	242	214	193	198	219	234	215	167	133	115	117	58	33	20	-
	Silver koz	1 074	1 050	1 019	995	972	947	919	903	911	929	957	990	1 078	1 149	1 208	1 205	1 031	593	375	219	-
Note:
•	Minor figure differences may occur due to rounding errors.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.27
Life of Mine (Sensitivity) Case Processing by Ore Type

Figure 23.11.28
Life of Mine (Sensitivity) Case Concentrate Production

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.29
Life of Mine (Sensitivity) Case Recovered Copper Production

Figure 23.11.30
Life of Mine (Sensitivity) Case Recovered Gold Production

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.31
Life of Mine (Sensitivity) Case Recovered Silver Production

Figure 23.11.32
Life of Mine (Sensitivity) Case Recovered Molybdenum Production

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.33
Life of Mine (Sensitivity) Case Processing by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.34
Life of Mine (Sensitivity) Case Concentrate by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.35
Life of Mine (Sensitivity) Case Copper by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.36
Life of Mine (Sensitivity) Case Gold by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.11.37
Life of Mine (Sensitivity) Case Silver by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.11.38
Life of Mine (Sensitivity) Case Molybdenum by Mine/Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.12	PROCESSING

23.12.1	Introduction

The metallurgical predictions for the 2009 flow sheet have been updated from IDP05 and estimated by AMEC Minproc as part of the reserve estimate requirement.  This independent review was based on the IDP05 metallurgical testwork.  AMEC Minproc used SGS’s CEET modeling algorithms to predict throughput rates, and elected to develop new recovery and concentrate grade algorithms.  Two additional independent reviews of the metallurgical predictions were also carried out by Aminpro and Rio Tinto.

23.12.2	IDP10 Metallurgical Parameters

The metallurgical parameters used for IDP10 were issued in Base Data Template 19.  In preparing ID09 the predictive formulae were revised and are now incorporated in Base Data Template 23.  The relevant metallurgical data and formulae are shown in Table 23.12.1 to Table 23.12.4.  These parameters were used for the IDP10 Mineral Reserve estimate.

The parameters used for Hugo North were applied to all Hugo North including the Entrée (Shivee Tolgoi) ore.  Although only limited testwork has been carried out on the Entrée-Ivanhoe Joint Venture area it is considered that the results indicate the Entrée area is similar to the rest of Hugo North.

Table 23.12.1 Base Data Template 19 Copper Recovery
All Ores
a*[(b*CuF)/(1+b*CuF)] * [1-exp(-b*CuF )]
SW and CENTRAL Chpy a = 98 b = 12.2	HN and HS a = 95 b = 15	CENTRAL Cov a = 85 b = 15	CENTRAL Cct a = 82 b = 15

Table 23.12.2 Base Data Template 19 Gold Recovery
All Ores
9.8 + 0.8 * (Cu Recovery)

Table 23.12.3 Base Data Template 19 Silver Recovery
All Ores
13 + 0.8 * (Cu Recovery)

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.12.4 Base Data Template 19 Copper in Concentrate
SW and CENTRAL Chpy	HN and HS	CENTRAL Cov and Cct
-3.6 * (Cu:SF)2 + (12.8 * Cu:SF) + 22.5	2.9 * (CuF) + (11.4 * Cu:SF) + 15.3	25

The throughput rate algorithm shown in Table 23.12.5 was developed by SGS from these relationships and the SGS database of projects.  This formula was applied to all the blocks in the mining model and used for production scheduling.

Table 23.12.5 Plant Throughput Rates
P80=113 * Ci0.26 * SPI-0.60 * BM0.88
max P80 220 um
t/h (instantaneous)=29320 * Ci0.19 * SPI -0.36 * BM -0.24
max throughput = 5500 t/h

23.12.3	Metallurgical Predictions

The metallurgical predictions for throughput, metal recovery and concentrate grade have been modeled by experts in their field and validated through peer review.

23.12.3.1	Throughput Modeling

60” x 113” FFE Primary Gyratory Crusher – FFE Model

The 60” x 113” Primary Crusher throughput estimate was based on a FLSmidth model and is provided in their September 2006 Performance Warranty.  The ROM blasting requirement and primary crusher feed size was determined from Scott Mine Consulting Services – Blasting Requirements for the Oyu Tolgoi Open Pits 15NOV04 report.

The crusher work index was based on laboratory scale testwork conducted at Lakefield Research and AMMTEC.

•	t/h = 4880 (with crusher work index of 19.9 kWh/t and F80 500 mm, range 4250 to 5350 t/h). Fluor design criteria = 5293 t/h.

•	P80 = 152 mm (range 140-152 mm).

SAG, Pebble Crusher and Ball Mills – SGS CEET Model

SGS’s CEET model was used to predict throughput based on laboratory scale ore characterization carried out at Lakefield Research and AMMTEC.  The CEET model predictions were verified by JKSimmet modeling and pilot plant testwork.  The geostatistical block model was populated with the hardness values to predict throughput by ore type and mining period.  The throughput and grind algorithms applied to the block model are shown above in Table 23.12.5.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

AMEC Minproc concluded that the SGS predictions were justified and used their predictions in the reserve model.

23.12.3.2	Flotation Modeling

Optimum Primary Grind

In IDP05, primary grind size determination analysis was carried out for each of the production-period composites from the Southwest, Hugo South, and Hugo North deposits and the ore-type composites from the Central deposit.  AMEC Minproc concluded that the IDP05 predictions were appropriate.  In 2007 Aminpro validated the primary grind sizes of the existing ore types, and made additional predictions for the new HN-SLC and Entrée reserves.  The criterion for P80 selection was the size that resulted in the highest project net present value (NPV).

The plant design is based on the optimum grind of SW and HN.  With the power requirement set to achieve an optimum grind, throughput-grind trade-offs were conducted through optimizing production scheduling.

Table 23.12.6 Optimum Primary Grind Size for Each Ore Type (P80)
Deposit/Composite	IDP05	Aminpro 2007
Southwest	180	180
Hugo South	150	-
Hugo North	140	116
Central (average)	138	179
SLC (average)	-	125
Entrée (average)	-	133

Optimum Regrind Size

A metallurgical prediction of the optimum regrind size was carried out for IDP05, by AAJV and later data analysis was carried out by AMEC Minproc and Aminpro.  The optimum regrind size is based on a recovery-concentrate grade trade-off, and the production of a saleable concentrate including impurities.

Table 23.12.7 Optimum Regrind Size (P80 µm)
Deposit/Composite	IDP05*	AMEC Minproc	Aminpro 2007**
Southwest	25	25	45
Central	25	-
Hugo North	25	30	45
Hugo South	25	-
* Production composite sample of SW, Central, HN and HS.
**Production composite modeling of 2008 production schedules

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Aminpro’s prediction of the number of regrind mills for the 96 000 t/d Phase I plant is four to six VM-1500 HP mills and this will achieve Amipro’s target regrind sizes.  AMEC Minproc’s prediction is eight mills based on the finer regrind sizes.  AMEC Minproc has estimated that four regrind mills will be capable of achieving average regrind P80 values of 37-40 µm.

While the current 2009 Phase I regrind power requirement is based on Aminpro’s prediction, space for an additional six regrind mills is provided in the layout.  This is an area for ongoing metallurgical testwork.

23.12.4	Flow Sheet Development

Flow sheet development began with IDP05 for a 70 000 t/d concentrator capable of producing 1900 t/d of concentrate.  IDP05 also included a Phase II 85 000 t/d concentrator.  In 2008, the plant’s processing rate was increased to 96 000 t/d with a concentrate production rate of 2850 t/d.  A Phase II plant expansion to a 160 000 t/d is planned in production Year 6.

The current Phase I 96 000 t/d plant will further be described as the 2009 flow sheet.

23.12.4.1	Comminution

IDP05

Laboratory-scale hardness testwork was conducted at MinnovEX and AMMTEC.  In addition, a SAG pilot-plant test program was carried out at SGS-Lakefield.  Circuit simulation work was conducted with CEET and JKSimmet.  Details of the testwork and modeling are provided in IDP05.  Figure 23.12.1 provides the overall IDP05 comminution testwork plan.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.12.1
Overall IDP05 Comminution Testwork Plan

Throughput Determination
Model Validation
Pilot Plant
Obtain sample from centre benches of evenly distributed "metallurgical blocks"
Comminution flowsheet based on largest available units
Using geological model, site PQ holes to obtain samples of each major ore type (lithology and alteration)
Examine existing holes and choose a hole that intercepts most significant ore types
Select intervals for pilot samples
SPI, CI, BWI for each sample
Obtain SPI, CI, BWi ,JK parameters for each sample
Twin the chosen hole with a PQ hole, assay, obtain SPI values
Generate tph for each using JK Simulation
Generate tph for each using CEET Simulation
Sink shaft and obtain bulk samples
Validated CEET model
Reconcile and validate
Conduct pilot plant
Generate tph for each using CEET Simulation
Time-weighted average
Nominal throughput per orebody

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.12.2 and Figure 23.12.3 are a summary of the ore hardness frequency distributions for SW, HN, Central and HS.

Figure 23.12.2
Cumulative Frequency Distribution of SPI Values
Over the Southwest, Central and Hugo Deposits
(2003 to 2005 Testwork Program)

SGS
Ivanhoe Mines: Oyu Tolgoi SPI Profiles
Compared to SPI Profiles of Operating Mines
in the MinnovEX Database
CEET
SPI
Cumulative %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0
50
100
150
200
250
300
350
SAG Power Index
Plant A - AG (114)
Plant B - SAG (1260)
Plant C - SAG (816)
Plant D - SAG (81)
Plant E - AG (267)
Southwest 2003-2005
Central 2003-2005
Hugo North & South 2003-2005

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.12.3
Cumulative Frequency Distribution of BWI Values
Over the Southwest, Central and Hugo Deposits
(2003 to 2005 Testwork Program)

SGS
Ivanhoe Mines: Oyu Tolgoi Wi Profiles
Compared to Wi Profiles of Operating Mines
in the MinnovEX Database
CEET
SPI
Cumulative %
100%
80%
60%
40%
20%
0%
5
10
15
20
25
30
Bond Wi_(kWh/t)
Plant B - 150 microns
Plant E - 75 microns
Plant F - 150 microns
Plant J - 150 microns
Plant AS - 106 microns
Plant BA - 212 microns
Plant BC - 150 microns
Southwest 2003-2005_50 microns
Hugo North & South 2003-2005_150 micro

After running the CEET model with a number of circuit alternatives, the optimum IDP05 grinding flow sheet was based on a single SAG line utilizing the largest commercially proven mills, with secondary and pebble crushers, and utilized the maximum installed power.  Subsequent testwork and simulation was performed to validate the choice and predict the throughput at the desired primary grind for the different ore deposits.

Figure 23.12.4 provides the IDP05 flow sheet.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.12.4
IDP05 Grinding Circuit for Oyu Tolgoi Project

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Production Scheduling and Geostatistics on Ore Hardness Data

SGS Minerals Services conducted a geostatistical study of the grindability data from the Southern area of the Oyu Tolgoi project comprising the projected open pit areas known as Southwest, South, Central and the Wedge (between Southwest and South).  The geostatistical study was conducted by Michel Dagbert of Geostats International in conjunction with Ivanhoe geologist, Stephen Torr, who had already conducted his own study.  The hardness data was distributed to each mine block and annual mining periods according to the details of the geological and mine plans.

For the Southern Open Pit area, 219 useable samples that were tested for SPI, Bond Work Index and Crusher Index measurements were available for the geostatistics study.  These 219 samples were used to estimate 59 661 ore reserve blocks, representing a total tonnage of about 930 Mt.  It was found that the grindability values could be attributed to most blocks with reasonable precision.

The geostatistical study determined hardness SPI and BWi values for each year of processing the ore.  In this manner, the throughput and grind was determined by production period.

2009 Flow Sheet – 96 000 t/d Concentrator

Development of the Phase I and Phase II 2009 flow sheet was conducted with the same laboratory ore hardness data from SW and HN.

In November 2005, the comminution circuit was changed to a conventional SABC and documented in Fluor’s 2005 Review and Strategic Plan (RSP); Technical Decision Memorandum, TDM003.  This change led to the removal of secondary crushing and increased the 40’ SAG mill motor from 24.6 MW to 28 MW.  The decision reduced capital cost and increased revenue.  It was also felt that the conventional SABC was a lower production risk to the less conventional secondary crushing SAG circuit.  This decision was made after IDP05, and maintained the plant capacity at 70 000 t/d.

In October 2006, a decision was made to increase the plant capacity from 70 000 t/d to 96 000 t/d.  The increase in plant capacity led to a second change in circuit configuration documented in Fluor’s PCN 21.  The circuit remained as a SABC but changed from a single grinding line to a dual grinding line.  This change increased the throughput rate and capital cost, and also the revenue and economic benefit.  Additionally it was felt that a second grinding line would also reduce the production risk through increased equipment redundancy.

The above changes were model and again optimized by running CEET.  The new optimum flow sheet consists of two SAG mills in parallel, as shown in Figure 23.12.5.  The two SAG mills are each 38 ft diameter and most of the simulations conducted to date have assumed a 21 ft EGL mill drawing peak power of 18.2 MW and maximum sustainable power (over periods of a few hours on hard ore) of 17.25 MW.  (The SAG mills are assumed to have 20 MW motors with a service factor of 1.0.)  The four ball mills have been assumed to draw a total of 43.3 MW (10.83 MW each) with two 5.7 MW motors per mill (11.4 MW total installed power per mill, 45.6 MW installed power for four mills) with motor service factors of 1.0.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.12.5
2009 Grinding Circuit Flow Sheet

TWO PEBBLE CRUSHERS
MP1000
TWO SAG MILLS
38' dia, 20MW ea.
To Flotation
Cyclone
FOUR BALL MILLS
24' dia, 11.4 MW ea.
Sump

The Phase II flow sheet increases the grinding lines from two to three and is an identical SABC configuration of Phase I.

Predictions for Hugo North, Hugo South and Entrée

The results from the geostatistical distribution of the grindability data from the Southern open pit areas and the CEET block output for each of the 59 661 ore blocks were used to establish useful correlations between SPI, Ci and BWI and predicted t/h and P80 for the specific 2-line grinding circuit option, as described above.

For initial prediction purposes, these correlations present a rapid means of t/h and P80 estimation for Hugo North (SLC S1, S2 and S3), Hugo South and Entrée samples for production forecasting purposes, prior to additional testwork and geostatistics being completed on these deposits.

Again, the throughput and grind by period were determined with the geostatistical block model populated with the ore characterization hardness data.

A comparison of the IDP05 and 2009 flow sheet equipment is provided in Table 23.12.8.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.12.8 Flow Sheet Equipment Comparison
Flow Sheet	IDP05		2009
	Phase I	Phase II	Phase I	Phase II
Ore, ‘000 t/d	70	85	96	160
Feed Grade, %Cu	0.67	2.28	0.66-2.28	0.92
Primary Crusher	1	1	1	2
	1.52 m x 2.26 m gyratory, 600 kW		1.52 m x 2.87 m gyratory, 746 kW
Secondary Crusher	2	2	-	-
	MP1000; 746 kW
SAG Mill	1	1	2	3
	12.2 m dia x 7.47; 24.6 MW		11.6 m dia x 6.9m, 20 MW
Pebble Crusher	2	2	3	5
	MP1000; 746 kW		MP1000; 746 kW
Ball Mill	2	2	4	6
	8.2 m dia x 13.1 m, 18.6 MW		7.3m dia x 11m, 11.4 MW
Rougher Flotation	2 x 7	3 X 7	4 x 8	6 x 8
	160 m3 Tank Cells		160 m3 Tank Cells
Regrind Mill	4	8	4 - 6	8 - 14
	Vertimill VTM 1500, 1119 kW		Vertimill VTM 1500, 1119 kW
Cleaner Flotation	2 x 4	3 x 4	3 x 4	4 - 6 x 4
	160 m3 Tank Cell		160 m3 Tank Cell
Cleaner Scavenger Flotation	2 x 4	3 x 4	3 x 4	4 - 6 x 4
	160 m3 Tank Cell		160 m3 Tank Cell
Column Flotation	4	8	4-8	12
	4.5m dia x 14m Column Cell		5.5m dia x 16m Column Cell
Con. Thickeners	2	3	2	4
	20m dia High Rate		20m dia High Rate
Concentrate Filters	2	3	2-4	6
	144 m2 Pressure FIlter		144 m2 Pressure Filter
Tails Thickeners	2	3	2	4
	125 m dia Conventional		85 m dia High Compression

23.12.4.2	Flotation

IDP05

The IDP05 flotation flow sheet was developed based on the metallurgical test program conduced between 2001-2005 at SGS-Lakefield and AMMTEC.  The results from locked-cycle tests were analyzed to derive kinetic data, and modified flotation tests (MFT) were performed on the seven production-period composites from the Southwest deposit for MinnovEX’s FLEET simulator.  MinnovEX also performed rougher-cleaner tests, based on a single-stage rougher and three-stage cleaner circuit, and used FLEET to determine cleaner kinetics.  Conventional and Column Pilot Scale tests on SW and HN verified the FLEET results.

•	Rougher flotation – three banks of seven 160 m3 cells, 26 minute residence time

•	Regrind – (4) VTM 1500; P80 25 µm

•	First cleaner – two banks of four 160 m3 cells, 28 minute residence time

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•	Cleaner scavenger – two banks of four, 160 m3 cells, 34 minute residence time

•	Recleaner columns – four columns, each 4.5 m diameter, 22 minute residence time.

Details of the metallurgical testing program and FLEET modeling are provided in IDP05 Appendix 10.A.

2009 Startup Flow Sheet

Amelunxen Mineral Processing (Aminpro) also reviewed and validated the MinnovEX flow sheet and equipment.  Aminpro established flotation kinetics from the original AMMTEC locked-cycle testwork on the seven production-period composites, and the additional 2006 cleaner tests conducted at SGS.  The Aminpro-Flot Simplex (AFS) model was based on rougher and cleaner kinetics derived from standard laboratory testwork and was calibrated to laboratory locked cycle testwork (LCT).  The resultant kinetics indicated lower rate constants than those developed by MinnovEX.  Slower kinetics lead to an increase in the size of the flotation circuit.

The AFS model was set up to treat a nominal plant tonnage of 100 000.  The number of rows and cells per row were determined through trials observing the performance of the circuit and measuring the outcome by estimating the Net Smelter Return on a per-ton of feed basis.  This approach led to the formulation of a circuit that operated at the highest economic returns.

Aminpro recommended an identical flow sheet to IDP05 with the following equipment:

•	Three rows of eight 160 m3 roughers

•	Four regrind vertimills, 45 µm grind

•	Two rows of four 160 m3 first cleaner cells

•	Two rows of four 160 m3 cleaner-scavenger cells

•	Four 5.5 m diameter x 16 m cleaner columns.

Aminpro confirmed that the flow sheet proposed by MinnovEX is both adequate and robust and will handle large fluctuations in ore grades and tonnages.  The AFS model was used for development of the 2009 flotation flow sheet, equipment requirements, and mass balance, and also to validate the metallurgical predictions and production schedule.

After Fluor’s design review of the 2009 flow sheet, an additional row of roughers and an additional row of cleaners and cleaner scavengers was added to the flow sheet for hydraulic constraint reasons.  The 2009 flow sheet major equipment is provided below, and the 2009 flow sheet is provided in Figure 23.12.6:

•	Rougher flotation – four banks of eight 160 m3 cells, 25 minute residence time

•	Regrind – four VTM 1500, 45 µm regrind

•	First cleaner – three banks of four 160 m3 cells, 12 minute residence time

•	Cleaner scavenger – three banks of four, 160 m3 cells, 14 minute residence time

•	Recleaner columns – four columns, each 5.5 m diameter.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.12.6
2009 Flow Sheet

AMEC Minproc has reviewed the circuit proposed by Amipro and Fluor and found it to be adequate to achieve the design criteria at plant startup.  As production schedules used by Fluor and Amipro were superseded by ongoing AMEC Minproc activity the expansion options evaluated by Fluor and Amipro were also superseded.

Expansion Equipment Requirements

AMEC Minproc developed a calculation methodology designed to interact with the annual mine production schedule outputs to estimate year by year process equipment requirements.  The basis of the calculations was to continue to meet the process design criteria specific to the process area as outlined in Fluor’s Process Design Criteria DC-25-002, Rev C.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

These calculations relied upon the following data from the schedule Reserve Case:

•	Plant feed tonnage

•	Rougher concentrate production tonnage

•	Final concentrate production rate

•	Final concentrate grade predictions

•	Tailings tonnage.

The predicted equipment requirements are summarized in Figure 23.12.7.  Note that regrind mill predictions are based on achieving a 40 µm P80.  The equipment numbers in 2013 correspond to the numbers arrived at in Fluor’s 2009 design review.

Figure 23.12.7
IDP10 Equipment Requirements Based on Reserve Case

These equipment number and storage capacity predictions have been used as the basis for the annual capital cost predictions for the Reserve Case schedule.  As the last predicted equipment number increase is in 2020, the equipment numbers up to 2020 are shown in Table 23.12.9.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.12.9 Major Equipment Number Requirements Reserve Case
	2013	2014	2015	2016	2017	2018	2019	2020
Grinding Lines	2	2	2	2	3	3	3	3
Regrind Mills	4	4	4	4	6	6	6	7
Rougher Flotation Lines	4	4	4	4	5	5	5	6
Cleaner Flotation Lines	3	3	3	3	4	4	4	6
Cleaner Columns	4	4	8	8	12	12	12	12
Cons Thickeners	2	2	2	3	4	4	4	4
Cons Slurry Storage	2	2	3	3	3	3	4	4
Filters	2	2	2	3	3	3	4	4
Con Storage	16 000	16 000	16 000	32 000	32 000	32 000	48 000	48 000
Tails Thickeners	2	2	2	2	2	3	3	3

23.12.5	Further Work

23.12.5.1	Plant Design/Production Scheduling

Throughput/Comminution

•	Plant expansion requirements to meet future mine plan outputs

•	Revisit metallurgical sample representation based on finalized ore production schedules

•	Additional HN ore hardness characterization and variability testing.

Roughers

•	Collector, frother and flotation pH confirmation testing

•	Investigation of the flotation of blended ores, especially SW with HN and the influence of Central ores on both SW and HN ore flotation.

Cleaners

•	Regrind size and cleaner kinetics optimization

•	Cleaner scavenger design criteria review

•	Circuit reconfiguration changing ore grades.

23.12.5.2	Reserve Ore Characterization/Feasibility Studies

Central

Confirmatory testing of all three central ore types will be conducted including locked-cycle tests, blending effects and variability testing.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Hugo South

Although Hugo South is not included in the Reserve Case schedule, it is a component of alternative schedules.  A metallurgical program is required for Hugo South to bring it to feasibility study standard.

Heruga/Molybdenum Recovery

As with Hugo South, the Heruga deposit is not part of Reserve Case schedule.  Ongoing prefeasibility studies of Heruga are in progress.  The molybdenum head grades for Heruga are substantial and it is necessary to determine the economic viability of its separation from the other valuable minerals.

23.13	TAILINGS

23.13.1	Summary of Work to Date

The initial work for the development of the tailings storage facility (TSF) for Oyu Tolgoi was carried out by Knight Piésold (KP), in 2002 and 2004 (KP, 2004).  The design proposed by KP comprised a two cell facility with perimeter deposition and central decants in each cell.  The design was for a total tonnage of 739 Mt, and a throughput of 25.6 Mt at a slurry solids content of 55% by weight.  A review and report on alternative tailings facility design options was prepared by Golder Associates, where paste/thickened tailings options were considered.  (Golder Associates, June 2005).  An acid rock drainage (ARD) assessment was carried out by Environmental Geochemistry International (EGi) and kinetic testwork is continuing (EGi 2008).  Klohn Crippen Berger KCB carried out site assessments, site investigations and a feasibility design report for the preferred option.  This report was subject to a detailed technical and project review by a specialist review team comprising Dr Bruce Brown (Rio Tinto Technology and Innovation), Dr Michael Davies (AMEC) and Mr Doug Stauffer (Kennecott Utah Copper Corp.) (OT LLC, 2007).  The review team concluded as follows:

•	There is an opportunity to optimize the layout of the proposed TSF cells and to determine the cost benefit of constructing the center dam versus operating a single cell impoundment.

•	The feasibility design could be successfully constructed and operated in the South Gobi desert of Mongolia with an alteration to the flow through embankment decant and process water pond.

•	The capital costs were unavailable and were not reviewed.

•	The embankment section should be optimized to allow for less use of oxide waste material.

•	Current studies are likely to validate a new design.

As a result of the review findings, KCB amended the design concept to simplify the embankment sections and replace the flow through embankment decants with an internal decant pond and barge mounted pump decants.

23.13.2	Options Analysis

A number of options were investigated for TSF design.  These included site options studies carried out by KP and KCB and consideration of thickening to various solids contents up to a paste consistency of 70% solids.  KP identified four sites designated 1-4 and the comparative study was based on 16 Mt/a at 60% and 70% solids and a total capacity of 352 Mt.  These sites are shown in Figure 23.13.1.

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Figure 23.13.1
TSF Sites Identified by Knight Piésold

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Golder Associates looked at a paste option, thickening the tailings up to 70% solids.  It was found that the capital and operating costs were high compared with the reduced cost associated with the reduction of water usage.

KCB considered five sites designated A-E as shown in Figure 23.13.2.  The site recommended for the feasibility design was Site A, which is wholly within the current lease area.  An alternative Site D was identified, which potentially had a lower cost than Site A, but was rejected because it covered a large area and was mostly located outside the PT licence area 6709A.  It should be noted that there is no longer a constraint of remaining within this area.  The Site D option should, therefore, be reconsidered as it has a number of advantages, including lower cost and the potential to store significantly more tailings.

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Figure 23.13.2
TSF Site Options Identified by KCB

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23.13.3	Site Investigation

KCB carried out site investigations of Site A in 2006 and 2007.  The investigations comprised a number of test pits, boreholes, cone penetration tests, seismic cone penetration tests, an electrical conductivity survey, falling head permeability tests, piezometer installations and shear vane tests.  The investigation was supported by laboratory soils testing to establish soil classification, strength and consolidation characteristics.

The investigations established three units in the sub-soil profile in the Site A area as follows:

•	Unit 1 – fluvial and aeolian deposits associated with ephemeral stream beds

•	Unit 2 – cretaceous clay

•	Unit 3 – weathered bedrock and residual soils.

During the Qualified Person (QP) visit to site, observation of excavations in the area and core from the site investigation drilling were consistent with the results given for the site investigation.  Sufficient site investigation work and soils characterization have been completed to support the current level of design.

23.13.4	Design Criteria

A detailed design criteria report has been prepared for the current design by KCB (Klohn, 2007b).  The design criteria includes climatic and site conditions, design throughputs and total storage requirements, operating requirements and environmental considerations.  Minimum standards for geotechnical and hydrotechnical design include return periods for design storms, precipitation, seismic events, required factors of safety, allowable deformations, etc. The design criteria are considered adequate for the current level of design.

The design tonnages and throughputs for the current design are displayed in Table 23.13.1.

Table 23.13.1 Current Design Tonnages and Throughputs
Total tonnage	720 Mt
Production rates
Year 1	70 000 t/a
Year 2 to 8	85 000 t/a
Year 9 to end of mine life	170 000 t/a

It is noted that the Mineral Reserve is now 1393 Mt.  However, the design of the facility will allow for expansion to store up to 1500 Mt as stated in the design criteria report.

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23.13.5	Description of Current Design

23.13.5.1	Cell 1 Arrangement

The current design for the TSF prepared by KCB is presented in the Interim Design Report (Klohn, 2008).  The facility comprises two cells, each approximately 2 km2.  The facility will be built in two stages, with Cell 1 constructed initially.  The general arrangement of Cell 1 and some typical embankment sections are shown in Figure 23.13.3.  The cell is divided into four 500 ha sub-cells by berms running the length of the facility.  The tailings will be deposited at a slurry solids content of 64% by weight from the western embankment into each sub-cell for approximately 1.5 months in turn.  The berms will contain the active tailings beach to one sub-cell.  Deposition in each sub-cell will occur approximately twice per year.  The purpose of this arrangement is to minimize the area of fresh tailings beach, thereby limiting the water losses to evaporation.  Supernatant water will run off the active beach to the eastern embankment where it will flow along the embankment to the reclaim pond in the northeast corner of the cell.  KCB has carried out a cost benefit analysis for the construction of the sub-cells which supports the proposed design.  This has been based on the assumption that, without the berms, the area of active beach will be substantially higher.  This assumption requires verification by observation of operating TSFs of a similar size and throughput.

The design is based on a number of assumptions as follows:

•	The tailings beach will slope from the deposition point to the reclaim pond at an average slope of 1%.

•	The tailings will achieve an initial deposit dry density of 1.4 t/m3 and a final average dry density of 1.5 t/m3.

Allowances have been made in the design to accommodate variations in these assumptions.  The design allows for variation in beach slopes ranging from 0.7-1.5%.  Testing of a limited sample of tailings has indicated that higher tailings densities may be achieved which would improve the storage capacity of the facility.

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Figure 23.13.3
Cell 1 General Arrangement and Typical Sections

LEGEND
NOTES:
CELL 1
CELL 2
PLAN
SECTION
Oyu Tolgoi
FLUOR
Klohn Crippen Berger

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23.13.5.2	Embankment Design

A number of options were considered for embankment design.  These included construction mainly by the mine fleet instead of by an earthworks contractor and use of upstream construction using either contractor placed rockfill or compacted tailings.  It was concluded that designs which allowed construction by the mine fleet of centerline and modified centerline embankments is the preferred option.  The upstream rockfill embankment design was rejected ion the basis of cost and the upstream compacted tailings embankment was rejected on the basis of impact on water recovery.

The foundation characterization has identified potentially low strength clay deposits which require embankment slopes as low as four horizontal to one vertical.  Detailed site investigations and stability analyses at the detailed design stage may enable these slopes to be increased, reducing the overall capital cost.  Following the technical review carried out in 2007 (OT LLC, 2007), KCB simplified the embankment sections, eliminating a number of filtration and drainage zones in low seepage areas and removing filter fabric from the design.  The resulting embankment sections are better suited to the design requirements.

23.13.5.3	Decant System

The initial design (KCB, 2007a) called for a flow through embankment decant system where supernatant and precipitation runoff would flow through a porous embankment and drain into a rock filled process water pond.  The review concluded that there was a significant risk that this concept would not work and that a significant head of water would be required to pass the supernatant flow through the embankment.  KCB has amended the design to include a reclaim water pond in the north east corner of Cell 1 (south east corner of Cell 2) and barge mounted decant pumping systems to return water to the process.

23.13.5.4	Two Cell Construction

The construction of the TSF in two cells sequentially requires the construction of a large center dam comprising centerline embankment as shown in Figure 23.13.4.  Construction of both cells concurrently reduces the requirements for this dam to that of a berm separating sub-cells.  There would be a significant reduction in overall earthworks volume and an increase in storage capacity if this was implemented.  Concerns regarding this option are the potential for increase in dust generation due to the larger exposed tailings beach area and a possible higher NPC as the containment embankments for Cell 2 would be constructed earlier.  It is understood that the option of bringing forward the construction of Cell 2 is still under consideration.

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23.13.6	Water Management

Water management is one of the major drivers of the design and operational planning for the TSF.  Water is supplied by a borefield some distance from the mine site and is expensive.  Water conservation is a major factor in the adoption of the current design.  KCB has carried out water balances for start-up and steady state conditions for a base case, a wet case and a dry case.  The estimate of water available for recycle for the base case is an average annual rate of 650 L/s, peaking at 1450 L/s during the spring melt.  When the plant is operating at the start up condition of 85 000 t/d at 50% solids, the maximum plant usage is 85 000 m3/d or 980 L/s.  For the steady state case of 107 872 t/d at 64% solids, the maximum plant usage is 700 L/s.  These flows do not include minimum fresh water makeup requirements.  As there is limited process water storage capacity outside the tailings area, the capacity of the return water pumps need not exceed these flow rates less minimum fresh water makeup flows, as there is no storage available for the excess water at the mill.  It is clear, therefore, that allowance will have to be made to store excess water from storm events and spring thaw in the TSF.  The effect of this storage requirement on the construction of the berms separating the sub-cells requires consideration at the next stage of design.

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Figure 23.13.4
TSF Final Arrangement and Typical Sections

LEGEND
NOTES:
CELL 1
CELL 2
DETAIL
PLAN
SECTION
Oyu Tolgoi
FLUOR
Klohn Crippen Berger

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23.13.7	Conclusions

As a result of the review carried out of the current TSF Design for the Oyu Tolgoi project, the following conclusions are made:

•
The design for the TSF as presented in the report: Klohn Crippen Berger, “Oyu Tolgoi project, TSF Design Report – Interim Design Report (Draft)”, 11 February 2008, is acceptable and ongoing work will produce a TSF which will meet Mongolian, Canadian and US guidelines for reporting.

•	Although the design is to store a nominal 720 t of tailings, allowances have been made for expansion to store 1500 t of tailings which will be sufficient for the current reserve of 1393 t.

•	In addition, there are opportunities to further simplify the design and operating plan to achieve a lower net present cost for tailings management.

•	Removal of the constraint to remain inside the PT Licence Area 6709A boundary will present further opportunities to optimize the TSF arrangement.

23.13.8	References

•	Knight Piesold Pty. Limited, 22 June, 2005 “Oyu Tolgoi project, Feasibility Study, Tailings Storage Facility”.

•	Klohn Crippen Berger, January 2007a. “Oyu Tolgoi Tailings Storage Facility Feasibility Study”.

•	Klohn Crippen Berger, December 2007b, “TSF Design Memorandum, Design Criteria” Rev. 01Klohn Crippen Berger, 11 February, 2008 “Oyu Tolgoi project, TSF Design Report – Interim Design Report (Draft)”.

•	Fluor Canada Ltd., Tailings Storage Facility (TSF) Feasibility Study Estimate BASIS OF ESTIMATE Document No. T-31-Rev. A 18 December 2007.

•	Golder Associates, June 2005 “Technical Memo, Alternative Tailings Facility Design Options, Oyu Tolgoi Tailings Storage Facility”.

•	EGI June 2006 “Assessment of Column Leach test Results for Waste Rock from Oyu Tolgoi (Turquoise Hill) Project”.

•	OT LLC, 3 October, 2007 “Feasibility Study and Project Engineering Review”.

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23.14	METALLURGICAL PLANT

23.14.1	Summary

The initial concentrator design is based on processing 35 Mt/a of ore from the Southwest open pit and Hugo North block cave underground deposits followed by an expansion to bring capacity to 58 Mt/a.

For the first 3 years, Hugo North development ore will be added to enrich the feed to the concentrator as it is produced.  The following 2 years, development will advance and as production from the Hugo North block cave increases, ore from the Southwest open pit will be displaced.  This progressive replacement of the Southwest ore with Hugo North Ore will significantly increase the copper head grade.  This change in head grade requires an increment of additional flotation and concentrate handling equipment in Years 3 and 4.  In addition, a rail spur will be brought to the mine site at this time, enabling direct concentrate shipment by rail, eliminating the truck and transfer to rail requirement.

This equipment upgrade, required in Year 3, has been identified and the capital requirements for these changes are considered as sustaining infusions and have been considered in the financial analysis.

By Year 6, a second concentrator expansion is planned to increases the capacity of the plant to 58 Mt/a.  This expansion adds a third grinding line together with additional flotation and concentrate handling equipment to match continued mine production from the Southern Oyu and  Hugo North deposits together with ore from the Central Oyu open pit deposit.

For the next 13 years, ores from the two Southern Oyu open pits (Southwest and Central) and the Hugo North are processed at rates between 55-58 Mt/a.  Approximately 50% of the ore will be provided by Hugo North.  By Year 20, ore from the two open pit deposits will begin to diminish and be fully replaced by additional southwest and central open pit ore in Year 22.  Open pit ore will feed the plant until the end of life in Year 30.

The criteria for the Life of Mine (Sensitivity) Case are not detailed in this document, except to indicate the position of the equipment and the basis of the preliminary capital budget.  While the initial plant design will not include provisions for Life of Mine (Sensitivity) Case, the design is oriented as to not preclude, or unnecessarily affect the cost of this expansion.

The following Concentrator Process Plant description provides details of Reserve Case including the processing schedule, design criteria, circuit and equipment description.

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23.14.2	Process Design Criteria

The process design criteria for the facilities are based on the extensive metallurgical program described in Section 11, Metallurgical Processes and summarized below:

•	Geometallurgical modelling of grinding parameters jointly conducted by OT LLC and SGS Mineral Services.

•	Annual mine production plan based grinding capacity and product size determinations provided by SGS Mineral Services.

•	Review of the Oyu Tolgoi flotation testing data base and testwork directed by Amelunxen Mineral Processing Ltd (AMINPRO).

•	Testwork performed by Process Research Associates Ltd.

•	Flotation simulation balances and analysis conducted by AMINPRO.

•	Testwork performed by Dorr Oliver Eimco.

•	Water balances developed by Klohn Crippen.

•	Testwork supervised by AAJV and performed at AMMTEC using samples obtained during the 2004/2005 sampling campaign.

•	Testwork performed at MinnovEX Technologies Inc., Toronto, Ontario.

•	Testwork performed by the following sub consultants, based on samples generated at AMMTEC:

-	GL&V Australia Pty Ltd, Belmont, Western Australia

-	G&T Metallurgical Consultants, Kamloops, British Columbia

-	Metso Minerals Industries Inc., York, Pennsylvania.

•	Data for site conditions supplied by Knight Piésold.

The grinding and flotation circuit capacity was modelled by SGS Mineral and AMINPRO and confirmed to match production from annual mine plans available at the time.

Optimum economic grind was estimated using AMINPRO-Flot for all ore types and used as guidance in sizing the grinding circuit.  Throughput-recovery trade-offs provided the optimum economic throughput and grind for mill sizing.

The primary crusher, SAG and ball mills and pebble crusher circuits were modelled using SGS Mineral’s CEET simulator and the geostatistical block model of for the ore characterization.  CEET was used to determine the grinding power, and optimum capacity simulations were developed based on iterations of the mine production plan.  These simulations determined that the Reserve Case should treat 96 000 t/d of Southern Oyu and Hugo North ores.

The flotation mass balance and equipment requirements were obtained with AMINPRO’s flotation simulator.  The basis for the model inputs were: OT LLC IDP05 standardized data, including locked-cycle test results from testwork at AMMTEC; kinetic data measured at MinnovEX’s Toronto laboratories; and on data generated at Process Research Associates in 2007.  This data was used to derive flotation response relationships for each ore type.  The general flotation flow sheet defined

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during IDP05 was retained, with retention times, and equipment capacities adjusted, as required, to satisfy the output of the simulator.

With the flotation feed size determined for each production period, generated by CEET, the AFS simulator loaded with the flotation response parameters of each ore type, nominal and design grades for the period, and proportional contributions to mill feed of each ore type, generated full flotation circuit mass balances.  The resultant flotation mass balances were then compared to the specified retention times and capacities of the circuit to determine if additional units were required.  In the case of Rougher, Cleaner and Cleaner-Scavenger Flotation, an additional row of cells was added to the flow sheet for each stage above that estimated by AMINPRO for reasons of hydraulic limitations.

IDP10 is based on a different ore delivery schedule to that used by AMINPRO and Fluor in the above design work.  Consequently the Fluor design criteria was used by AMEC Minproc to firstly confirm that the startup equipment selections remained sufficient to treat the initial ore delivery blend and, secondly, estimate a new set of plant expansion requirements to match the schedule.

The equipment requirements to produce the production schedule, and the period in which they are required to be operational, are identified in Table 23.14.1.  Note the capital expenditure should happen in the year before the equipment is required to be operational.

The production values in the Reserve Case were used to generate the equipment requirements.  The sizes and number of units selected in Year 1 is as determined by the CEET and AFS simulations and the design factors contained in the Process Design Criteria (see Section 23.14.2.1).  The phased equipment requirements in Table 23.14.1 were determined by AMEC Minproc using the predicted process flows and duties that arise from the Reserve Case schedule and the application of critical equipment design factors taken from the Fluor process design criteria.

Table 23.14.1 Time Phased Equipment Requirements
Equipment	Year
	1	4	5	6	7	8	9
Primary crusher	1
Underground ore overland conveying		1
SAG mills	2			3
Ball mills	4			6			7
Rougher banks	4			5			6
Cl and Cl scavenger banks	3			4			6
No. of column cells	4	8		12
No. of vertical regrind mills	4			6
Concentrate filters	2		3			4
Concentrate thickeners	2		3
Concentrate storage tanks	2	3				4
Covered concentrate storage (t)	16 000		32 000			48 000
Tails thickeners	2				3

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23.14.2.1	Design Factors

The primary crushing and overland conveyor facilities from the open pit mine to the coarse ore stockpile will be scheduled to operate on a continuous basis, 365 d/a, with an instantaneous capacity of 7000 t/h and utilization factor of 69%, or an average of 16.5 hours per day.  The conveying facilities from the underground mine has been designed to operate on a continuous basis, 365 d/a, with an instantaneous capacity of 7000 t/h and utilization factor of 75%, or an average of 18 hours per day.  The greater utilization of the underground crushing and ore handling system is achievable due to the replicated crushing and multiple hoisting shafts.

Mine drill patterns and “powder factors” were determined by Scott Blasting Consultants from the available data during IDP05.  These values were used to support the capacity estimate of the primary crusher.  As gyratory crusher volumetric capacity is defined by the proportion of its feed finer than the open side set, it is understood that actual blasting data, obtainable during pre-stripping, may require adaptation of the blasting plan to achieve fragmentation in the feed to the primary crusher required to produce the desired feed size distribution to the SAG mills.

The live capacity of the twin grinding line stockpile is 70 000 t with a total capacity of about 340 000 t.  This provides a live capacity of about 16.8 hours during initial operation.  Expansion to a three line grinding circuit will require an extension of the stockpile structure, increased storage volume, and construction of an additional reclaim tunnel.

Grinding, flotation, thickening, and tailings disposal facilities were scheduled to operate on a continuous basis, 365 d/a, with a utilization factor of 92%.  For these plant unit operations, the design limits are 115% of nominal mass balance values.

The nominal head grade of 0.66% Cu was selected to be the highest annualized head grade for the first 3 years, and 2.28% Cu nominal for the next 4 years.  The design head grade of 115% of the nominal head grade was applied for the first 5 years.

The process design criteria are summarized in Table 23.14.2.

Table 23.14.2 Summary of Comminution Process Design Criteria Years 1 to 5
Parameter	Unit	Design
Annual Ore Treatment
- Years 1 to 5 (96 000 t/d)	kt/a	35 070
Crusher/Conveyor Utilization	%	69
Grinding and Flotation Availability	%	92
Ore Characteristics
- Copper Head Grade	% Cu	0.766
- Moisture	% H2O	3.0
- Hardness – Southwest Ore
Crushing Work Index	kWh/t	16.3
SAG Performance Index (SPI)
Average	min	138

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Table 23.14.2 Summary of Comminution Process Design Criteria Years 1 to 5
Parameter	Unit	Design
Range	min	59-293
Abrasion Index		0.08-0.274
JK "A"
Average		79
Range		61-100
JK "b"
Average		0.48
Range		0.21-0.86
JK "A x b"
Average		36
Range		21-54
JK "ta"
Average		0.61
Range		0.29-0.95
- Hardness – Hugo North Ore
Crushing Work Index
Average	kWh/t	23
Range	kWh/t	8.1-39
Bond Rod Mill Work Index
Average	kWh/t	18.6
Range	kWh/t	14.4-24.0
- SAG Performance Index (SPI)
Average	min	100
Range	min	60-196
ROM Ore
- Maximum size 98% passing	mm	1 200
80% passing	mm	500
Passing 150 mm	%	37
- Overland Conveyor Capacity	t/h	5 293
- Stockpile Capacity, live	t	70 000
- Stockpile Capacity, total	t	340 000
Ore Reclaim Feeders (each SAG Mill Line)
- Type		Apron
- Lines		2
- Number per Line		3
- Capacity, each	t/h	1 123
SAG Mill Feed Conveyors (each)
- Fresh Ore	t/h	2 175
- Recycled pebbles	% new feed	30
- Recycled pebbles	t/h	653
- Total mill feed	t/h	2 829
- Particle size F80	mm	140

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Table 23.14.2 Summary of Comminution Process Design Criteria Years 1 to 5
Parameter	Unit	Design
SAG Mills 1 and 2
- Diameter	m	11.6
- EGL	m	6.9
- Ball charge
Nominal operating	% v/v	15
Maximum, mechanical design	% v/v	20
- SAG mill load
Nominal operating	% v/v	28
Maximum, mechanical design	% v/v	32
- Drive Type		Wrap-around
- Speed range	% critical	75-80
- Power, installed	MW	20.0
- Power utilization, average	%	90
SAG Mill Discharge Screens
- Trommel screen aperture	mm	13 x 39
- Vibrating screen aperture	mm	14x40
Pebble Crusher Circuit	Each	3
- Feed to pebble crusher	% new feed	30
- Maximum feed size	mm	75
- Crusher		Cone
Capacity, each	t/h	667
Product size, P80	mm	13
Transition Size SAG Mill Circuit to Ball Mill Circuit T80	µm	2 400
Ball Mills Lines 1 and 2
- Number installed (each line)		2
- Diameter	m	7.3
- EGL	m	11.0
- Ball charge, nominal operating	% v/v	33
- Installed power, each	MW	11.4
- Power utilization, nominal, each	%	95
- Circulating load, ball mill, nominal	%	350
- Ball mill circuit, final product P80	µm	159
Primary Cyclones
- Cyclone diameter	mm	800
- Cyclone overflow pulp density	% w/w	33

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23.14.3	Process Description

The process is based on conventional technology and proven equipment, where possible single equipment streams have been chosen to minimize the number of equipment units and reduce footprint and complexity.  The concentrator will be at the forefront of modern large porphyry-copper gold mills.  A simplified process flow sheet is shown in Figure 23.14.1.

In briefest terms, the flow sheet consists of primary crushing and coarse ore stockpiling followed by SAG and ball milling with pebble crushing.  Rougher flotation is followed by concentrate regrinding and two stages of cleaning, the second stage being column flotation.  Final concentrate is thickened and filtered before being transported by truck or rail.  Rougher and cleaner scavenger tials are thickened and disposed of in a tailings impoundment.

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Figure 23.14.1
Oyu Tolgoi – Simplified Process Flow Sheet

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23.15	INFRASTRUCTURE

23.15.1	IDP10 Power Supply and Pricing

The IDP10 power supply assumption is based on the IA terms which allow power to be provided to the Project from Inner Mongolia until Year 4 when it is to be sourced from within Mongolia.  This provides an opportunity for OT LLC to study in-country alternatives and select a suitable option while maintaining the focus on project development and construction.  IDP10 assumes that a power station will be constructed near to a coal source and a transmission line constructed to the site.  Capital and operating costs for this scenario have been estimated for IDP10.

The Oyu Tolgoi project is energy-intensive with an energy build-up to start-up in excess of 100 MW with further growth to around 200 MW in the longer term.  A reliable and stable power supply is required to facilitate operations and safety.  The power supply options were evaluated in various studies (references 1 to 6), with the main options identified as shown in Table 23.15.1.

Table 23.15.1 Power Supply Options
Option	Description	Distance from OT	Power	Risks
1	Mongolian Central Electricity System (CES)	560 km	Uncertain	High reliability and logistical risk
2a	Western Inner Mongolian grid	86 km	110 kV; 60 MW limit	Limited supply
2b	Western Inner Mongolian grid	230 km	220 kV, up to 250 MW	Political/economic risk
3	Coal-fired power station at Tavan Tolgoi	130 km	3 off 150 MW	High initial capital
4	Coal-fired power station at Oyu Tolgoi	0 km	1 off 150 MW plant initially, with 2 modules added as demand builds	Highest initial capital; Poses schedule risk, but eliminates political/economic risk

The studies address the development, interaction, and benefits and disadvantages of these options.  This section presents a summary of the resulting power supply assumptions which supports the latest pricing models, and associated cost of power.  It is recommended that OT LLC undertake studies and begin negotiations with the authorities and utilities providers to design the detailed requirements and determine the costs for the final power supply option based on the IA.  This analysis can be carried out as part of the implementation review.

23.15.1.1	Initial Power Supply (Prior to Year 4)

The IA allows power to be supplied from outside Mongolia to the Project until Year 4 of operation.  Power price assumptions were prepared after review of various power supply studies, published pricing from Chinese power authorities, and the proposed power supply arrangement.  The recommended short-term approach to the supply of power to Oyu Tolgoi and to the southern district of Mongolia is to

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establish a 220 kV interconnection between Hailutu in Inner Mongolia, China, and the Oyu Tolgoi site – i.e. Table 23.15.1, Option 2b.  The double-circuit, 230 km long transmission line needs to be constructed in time to meet the schedule requirements for the commencement of project production.  A capital cost for the transmission line from Inner Mongolia and connection to the Project of $135 M has been assumed.

However, this connection will likely not be available to support the relatively small construction loads, and it has been assumed that such power will be obtained through the early installation of a Diesel Power Station comprised of modular diesel engine generators (Refer to Section 23.15.1.5 for more detail).

The power cost for supply from Western Inner Mongolia was estimated at US$0.07/kWh and was based on earlier power supply studies, and information obtained on power tariffs from the Inner Mongolia grid.  The power cost estimate was based on the National Development and Reform Commission (NDRC) Documentation, DR Price (2008) Number 1677 and supplementary documents.  The tariff applicable to Oyu Tolgoi project would be the Large Industry category.  The retail power price described has two components: meter price and base price; where the former is the quantity of power consumed recorded by power meters, and the latter is based on the user power capacity.  The base price can be based on the transformer capacity or based on the maximum requirement.  The description indicates that it would be the decision of the user, but it may be the subject of negotiation with the utility.  The document Interim Measure for the Administration of On-Grid Electricity Tariffs describes the general administration of competitive supply to the power grid.  The Western Inner Mongolia Sale Price schedule was used as basis for the rate calculation as per the base case supply assumption.  The location of a number of the power suppliers listed for Inner Mongolia in the NDRC Document is shown in Figure 23.15.1.

23.15.1.2	Power Supply from Year 4

In line with the IA, the Study assumes that Project power will be sourced from within Mongolia from Year 4 of production.  It is assumed that a coal-fired power plant will be constructed in the vicinity of a coal source for long-term power supply.  Option 3 (Table 23.15.1) has been assumed for IDP10.  The location of the power station should be the subject of further study.The coal fired power station will be sized to support the long-term load requiring a peak load of 255 MW.

Initial studies by OT LLC considered a number of generation alternatives but concluded that it would be reasonable to generate electric power by using the coal available in the southern Gobi region.  Teshmont Phase 1 report (April 2004) came to a similar conclusion that the most cost-effective and reliable power supply for Oyu Tolgoi is the combination of a coal-fired power in parallel with a 220 kV connection to a substantial power grid in Inner Mongolia for frequency and voltage stability.

An OT LLC Connell Wagner power station configuration study (May 2007) led to the recommendation of a 3 x 140 MW (gross) coal-fired power station to provide the initial power requirements in an n+1 configuration, that is, power supply met by two coal fired units with another coal fired unit either in service sharing the load or out of service undergoing maintenance.  This configuration would deliver suitable power supply reliability.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.15.1
Power Northern China Grid

Russia
Mongolia
Beijing
Seoul
China
MAP AREA
Shanghai
Tokyo
Mineral licence owned or controlled by Ivanhoe
Coal licence owned or controlled by Ivanhoe subsidiary, SouthGobi Energy Resources
Ivanhoe Mines' principal discovery and/or development project
SouthGobi Energy Resources' mining and development project
Tavan Tolgoi coal deposit, controlled by Mongolian Government
Nariin Sukhait coal mine (MAK-Qin Hua JV)
Power plant
Major, paved road
Road links to China border (Oyu Tolgoi, 80 km; Ovoot Tolgoi, 45 km)
Planned railway
New railway (Jiayuguan to Mongolia border)
Railway under construction
ULAANBAATAR
MONGOLIA
0
250
kilometres
Ovoot Tolgoi
coal mine
Oyu Tolgoi
planned mine
(copper-gold)
Dalanzadgad
Khanbogd
Gashuun Sukhait
Ganqimaodu
Ceke
to Hami
Ejin Qi
(2011 completion)
(2010 completion)
Erenhot
CHINA
Jinquan
industrial centre
Bayan Obo
Linhe
Wuyuan
Baotou
steel-making industrial centre
Huhot
Jining
Datong
Port of Qinhuangdao
China's largest coalport
BEIJING
Wuhai
Shuozhou
Jiuquan
Jiayuguan
steel-making industrial centre
Yinchuan
Port of Tianjin
exports to Japan & Korea
Shijiazhuang
Taiyuan
BOHAI GULF
(to Pacific Ocean)

An OT LLC power station recommendation report (September 2007) recommended a 3 x 150 MW capacity plant located at the mine site, with Tavan Tolgoi as alternative site.  The current base case assumes Tavan Tolgoi as location for the power plant and the location decision needs to be finalized.

The initial power station will consist of 3 x 150 MW (gross) or 3 x 127.5 MW (net) coal fired units, each with an air cooled condenser.  Coal will be sourced from within Mongolia from either Tavan Tolgoi or Tsagaan Tolgoi.

An OT LLC feasibility study report (March 2008) has estimated the capital investment for the power station.  Each steam turbine generator will be connected to the 220 kV power systems through its own 190 MVA double-winding power transformer.  Power generated by the power station will be delivered to the Infrastructure, Underground Mines, and Concentrator via a twin circuit 220 kV transmission line system and distributed at 220 kV and 35 kV as required via the Central substation.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The power cost estimates were updated for IDP10.  A capital cost of $873 M was allowed for a power station and transmission line from the station to Oyu Tolgoi.  In the Reserve Case the in-country operating cost was assumed to be $0.0314/kWh and for the Life of Mine (Sensitivity) Case the in-country operating cost was assumed to be $0.0257/kWh.

23.15.1.3	Current Actions

In support of the Oyu Tolgoi project timeline, the following power related issues need to be addressed in the near future:

•	Finalization of the coal-fired power plant location study and associated decisions and approvals

•	Negotiations to set-up a suitable power purchase agreement with a Chinese utility

•	Environmental Impact Assessment (EIA) for the 220 kV transmission corridor from Hailutu in northern China to the Mongolian border.

23.15.1.4	References

•	16 April 2004, Power Supply and Transmission System Study for OT Project, Teshmont.

•	August 2005, IDP Section 10: Phase 1A – Power Supply, AMEC-Ausenco Joint Venture.

•	9 August 2005, Preliminary Study on Interim Power Options, Toyo Engineering Corp & Electric Power Development Co.

•	15 January 2006, OT Project: Review of Power Systems Development, Crescent Technology Inc.

•	Internal report: Impact of Moving Oyu Tolgoi Power Station to Tavan Tolgoi, 28 September 2007, Rev 1.

•	Internal report: Oyu Tolgoi Power – Possible Relocation of 3 x 150 MW Power Station to a New Location at Oyu Tolgoi or to Tavan Tolgoi, 30 June 2008.

23.15.1.5	Diesel Power Station

The Diesel Power Station (DPS) will be constructed to serve a variety of uses.  Initially, it will provide construction power to the site.  It will also serve the secondary role of providing pre-commissioning power to the Concentrator and finally, after the Oyu Tolgoi Power Station has become operational, the DPS will provide stand-by power for the operational mine site.  The DPS is to be built up from containerized diesel generator sets and associated containerized switchgear.  The diesel engines will be V12 supercharged diesels coupled to 10.5 kV, 50 Hz alternators.  Alternators will be slightly oversized to assist in the dynamic response of the standby power system.  The 10.5 kV generated voltage will be stepped up to 35 kV for eventual use.  The DPS will be installed to the south of the central substation.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.15.2	Railroads

During the initial 5 years of operation, the transport of bulk supplies (including coal) and the delivery of copper concentrate to China will be by access road to either the railhead at Zamin Uud or direct to the Chinese border at Gashuun Sukhait.  However, direct rail transport is considered a long term transportation solution after this initial development period considering the strategic location of Oyu Tolgoi between regional coal supplies and the Chinese border.

Presently, the total length of the railway in Mongolia, including branch lines is 1815 km.  This railway was constructed with a standard 1520 mm gauge.  Specific details related to the development of spurs from within Mongolia to the Oyu Tolgoi site and to the Chinese border are not available at this time.

23.15.3	Access Roads

23.15.3.1	Internal Access Roads

Internal access roads include a total of approximately 26 km of construction.  The construction will include 35 culverts, one river crossing and three overpasses.  All internal access roads will be of graded gravel construction with a dust suppressing agent.  Road base will be built with scarified/compacted existing ground where suitable or will be replaced with well graded gravel and sandy fines where the existing soil is unsuitable to use as a wearing course.  The top elevation of the shoulders of the gravel pavement surface will be approximately at the same level as the surrounding surface except at pipeline crossings.  Side drain ditches will be provided where storm water drainage parallel to the road is necessary.

Internal access roads are classified according to their use.  Two classifications will be adopted including Primary Roads and Secondary Roads.  Primary roads will include the main routes to connect the mining facilities.  Secondary roads will include minor routes used for small vehicles and normal road transport trucks.  All roads will be constructed to the Mongolian National Standard, international standards and AASHTO Standards.  Road classifications will be as shown in Table 23.15.2.  A plan layout of all internal access roads is shown in Figure 23.15.2.

Table 23.15.2 Site Road Classification
Road Classification	Primary Roads	Secondary Roads
Highway Classification	Class III	Class IV
AASHTO Load Class	HS20/HS20	HS20/HS20
Surface Pavement	Unsealed	Unsealed
Minimum Surface Course	150 mm	100 mm

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.15.2
Plan Layout of Internal Access Roads

TEMPORARY QUARRY & GRAVEL MATERIAL
BATCH PLANT NO.2
STORM WATER COLLECTION POND NO.2
GENERAL SUBSTATION
DIESEL POWER STATION & FUTURE EXPANSION AREA
HUGO NORTH SHAFT FARM BOUNDARY
SHAFT NO. 2
SUBSIDENCE ZONE
TEMPORARY FENCE
TEMP ROAD
LEGEND:
NOTES:
LOW GRADE ORE STOCKPILE

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.15.3.2	Access Road to China

To support the development of the Oyu Tolgoi and its ongoing operation, the existing access road from China to Oyu Tolgoi will be upgraded using the self perform fleet.  As part of the development of the Access Road to China there will be a link between the existing Mongolian Customs Facility at the Mongolian border in Gashuun Sukhait and the existing Chinese Customs Facility at the Chinese border in Ganqimaodao.  The inter-linking roads between the borders will be upgraded, subsequent to the discussions with the Mongolian Government to meet the expected project-related traffic needs at the border-crossing facilities.To maintain the access road, a small full-time maintenance team will be required for re-compacting pavement, re-shaping cross-sections, restoring drainage systems, clearing blocked drains and culverts, and repairing floodways.  The road maintenance team will also periodically maintain the Gunii Hooloi borefield road.

23.15.3.3	Access Road Through China

Two road routes south from the Mongolian border are under consideration to link up with existing infrastructure and railroads in China.  One of these is from Ganqimaodao to Wuyuan and the other to Bayan Obo.  The length of the Wuyuan route is estimated at 260 km and the route to Bayan Obo is 280 km.  The route to Bayan Obo was based on a longer access road within Mongolia from the site to Hangi.  The final decision on routing and OT LLC’s capital contribution to road-building will depend on consultation and negotiation with local authorities in northern China.  Currently, no allowances have been included for contributing to capital or operating costs associated with roads in China.

Existing roads within China run from Ganqimaodao to Wuyuan, but not to Bayan Obo.  From preliminary inspection, the section of road from Ganqimaodao to Hailutu, 130 km south, crosses flat desert terrain and is not of suitable standard for the large, high-volume road traffic required to support the Oyu Tolgoi operation.  The first 90 km is single-lane construction, and the rest to Hailutu is poor-standard two-lane construction.  South of Hailutu, the road is of suitable standard and runs through hilly terrain for 60 km and a river floodplain zone for 70 km.  Several sections of road pass through or around the towns en route, and personal safety and the impact of high traffic loads will need to be considered.  In the Wuyuan area, however, an upgraded road bypass has been constructed around the town to the railhead.

23.15.3.4	Regional Roads

A number of regional roads will be required within Mongolia for access between the project site and the local towns, for detours around the project site, and for access to the water supply borefield.  The exact alignments and lengths of these roads are undetermined but will be investigated in the basic engineering phase of the Project.

A mine site bypass road is proposed to detour public traffic around the project to the town of Khanbogd and beyond.  This route has not been investigated specifically, but a number of studies have been done in the same area, and the conditions are known to be conducive to simple road construction.  The route was selected to ensure suitable sub grade soils, minimize construction costs, and avoid rock outcrops requiring expensive excavation.  Construction costs are therefore expected to be lower than for the access road to China.  No funds have been included in the IDP estimate for this construction.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.15.3.5	Water Borefield Access Road

Access to the water borefield will be via a gravel service road from the plant site, across the northern lease boundary and following the pipeline route to Gunii Hooloi.  Traffic loading for the borefield road will be limited to light vehicles and occasional heavy equipment and trucks for routine inspections and maintenance.  The road will be constructed to Mongolian standards in accordance to a Resolution issued by the Mongolian Department of Roads in 2002.  This basically requires that top soil be removed and the road surface be levelled and compacted only.  The road will be formed with a cross-fall and table drains and have a wear surface constructed of gravel.  The running surface will be 3 m wide and shoulders 1 m wide.  Signage will be added as required.

23.15.4	River Diversion

The Umdai River runs southeast and south of the proposed open pits.  Subsurface flow in the river channel is constant, but surface flows also occasionally occur, though usually only after heavy rainfall.  These can be large floods in the river channel.  Because the open mine pits are within the existing river channel, the river must be diverted.  In addition to the mining hazard represented by water inflows to the pit, downstream users would be affected by the cut-off of flow.  The river diversion system consists of a dam, diversion channel and sub-surface diversion arrangement.  The river diversion is shown on the general site plan and briefly described below.

The main river channel is filled with sand and gravel alluvium to 6 m depth overlying extremely weathered and fresh rock of low permeability.  The groundwater table is generally at about 0.5 m below ground surface, in the alluvial gravel layer.  A hazard assessment of the facility resulted in a classification of “Low”.  On this basis, the following design criteria were adopted:

•	Design flood: 500 year Average Return Interval (ARI).

•	Earthquake design: Maximum Design Earthquake (MDE) with a 1000 year ARI.

•	Dams and associated hydraulic structures designed to ICOLD standards.

The diversion system has three main components.  The main dam, diversion channels, and subsurface diversion arrangement will divert all subsurface and surface flows around the pit.  The drainage will be diverted north of the South Oyu open pit with potential seepage from the diversion cut-off by the keying the main dam below the fluvial gravel.

The main dam wall will be an earth embankment up to 6 m high keyed into the rock in the riverbed.  The embankment will have an upstream, low-permeability zone, a key trench, and a downstream fill zone.  The dam will divert groundwater through a buried pipe back to the river downstream of the project site and surface flood water via a diversion channel to a parallel tributary.  Both flows will return to the Umdai River downstream of the Project.

Following a 500 year ARI rainfall event, the estimated surface flow within the river channel would be 1200 m3/s.  The excavated diversion channel will have a capacity of 35 m3/s and in this case will overflow into a storm water overflow channel having an additional capacity of 2500 m3/s with 1 m of freeboard from the dam crest.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.15.5	Water and Wastewater Systems

23.15.5.1	Water Systems

Raw Water

Water demand for the Oyu Tolgoi facility has been calculated to between 588-785 L/s with an average yearly demand of 696 L/s to meet 100 000 t/d production capacity.  The primary source of raw water to meet these requirements will be supplied from the Gunii Hooloi basin which extends 35-70 km north of the Oyu Tolgoi site.

Bores will be developed in two distinct areas of the Gunii Hooloi borefield, the southwest and the northeast areas.  It is anticipated that the 10 water bores in the nearer southeast part of the borefield will be able to provide approximately 30 L/s per bore (300 L/s in total) and that the 15 water bores in the higher transmissivity northeast part of the borefield will be able to provide another nearly 40 L/s per bore (600 L/s in total).  Three additional bores will be provided in the north east area for standby capacity.  The pipeline has a design peak capacity of 900 L/s, providing an additional 115 L/s margin which can be used to refill the project emergency storage lagoons following its emergency use and without impacting site water needs.

Groups of individual bores will be accumulated into more centrally located collection tank pump stations, from which water will be pumped into the main water line leading to the Oyu Tolgoi site.  A break-tank pump station divides the pressure in the overall pipeline and provides the additional pumping energy to bring the water to the site.

Water will be pumped into two 200 000 m3 emergency storage lagoons located on elevated ground approximately 5 km to the north of the Oyu Tolgoi site.  These lagoons provide 1 week emergency supply of water as a contingency in the event of a pipeline/borefield breakdown and maintenance.  Water will be gravity fed to the site through two pipelines from the lagoons.

All equipment in the Gunii Hooloi borefield and pipeline will be remotely controlled using the site distributed control system (DCS) linked by redundant telecommunications networks.  All equipment in the Gunii Hooloi borefield will be provided with electricity through a high voltage transmission line routed adjacent to the pipeline.  Power drops will be made to each pump station and to the bore field.  A light duty access road will be provided along the pipeline to each pump station and bore.

Water Treatment

A permanent water treatment and bottling plant will be constructed to treat raw water from the Gunii Hooloi borefield to drinking (potable) and domestic water standards.  The plant consists of two areas, these being the Water Storage and Pump Station and the Water Treatment and Bottling Plant.

Water Storage and Pump Station

The water storage tanks and pump station area contains two raw and fire water storage tanks, two domestic water tanks, the fire water pump station and domestic water pumps station.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The capacity of each of the raw water tanks (including fire water capacity), is 400 m3, for a total volume of 800 m3.  In these two raw tanks, the independent fire water capacity is designed at a 324 m3.  The remaining raw water capacity of 476 m3 can provide water to the treatment plant for up to 10 hours at full demand rate in the event of a loss of raw water supply.

The two domestic water tanks each have a 400 m3 capacity.  The stored domestic water has sufficient capacity to supply water at full demand for 16 hours in the event of a loss of raw water supply.  Three domestic water pumps with variable speed control will provide domestic water at a steady pressure to consumers at the site.

23.15.5.2	Fire Water

A fire water storage tanks will be located in the Concentrator and pump stations will be established in the main functional areas of the site.

Dedicated fire mains complete with hydrants will be provided at the above main functional areas.  The fire mains also serve sprinkler systems and fire hose reels which will be installed at key facilities, including the Warehouse, Operations Camp, North Gatehouse, Concentrator office, etc.  Fire extinguishers will also be provided at all facilities as a first line of defence.

Fire detection and alarm systems will be provided at key facilities and will report to the mill area control room in the process plant or to the main gatehouse, which will be manned 24 hours a day.

23.15.5.3	Potable Water

Potable water is intended for routine drinking and will be provided in 20 L bottles.  It will meet Mongolian Standards and WHO guidelines for drinking water quality.  Raw water from the raw water tanks will be pumped to the plant and treated.  Treatment will include dosing, multi-media and granular activated carbon filtration, micro filtration, reverse osmosis treatment, ultraviolet sterilization and ozone disinfection prior to bottling and onward distribution.  The total output of the treatment facility is 8 m3/h.

Treated potable water is passed to the water bottling line.  This line is comprised of an automatic washing, filling, capping skid machine, with a capacity of 200 bottles/hour.  The filled water bottles will be stored in the water treatment plant for distribution.  Empty bottles will be collected and stored in the water treatment plant for sterilization and reuse.

23.15.5.4	Domestic Water

The Domestic Water plant supplies water that is to be used for washing, cleaning, flushing toilets, etc.  It will not be intended for routine drinking, but it will be treated to potable standards.  Domestic water is to be produced at an average flow rate is 70 m3/h with a peak flow rate of 125-150 m3/h.  The water produced by this plant will meet Mongolian standards and WHO guidelines for physical and microbial drinking water quality and chlorine disinfection standard.  Treatment will include dosing, multi-media and granular activated carbon filtration and chlorine disinfection prior to distribution to the construction camp and remainder of Oyu Tolgoi site via utility pipes.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Waste Water

An existing waste water treatment plant, located within the construction camp, has been expanded to a capacity of 4000 equivalent personnel (EP) and accommodates the sewage production of the construction and operations labor force.  This will be the permanent waste water treatment plant and all sewage generated on site will either be pumped directly to the plant or transported by truck to an unloading bay.

23.15.5.5	Waste Systems

Wastes generated during the development and operation of the Oyu Tolgoi mine will be collected and disposed of in accordance with Mongolian and International laws.  The Waste Management Center will be a focal point of waste management practice at the Oyu Tolgoi Site.  Principal features of the Waste Management Center include a non-Hazardous waste landfill, leachate treatment and a waste incinerator/oil burner.

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23.15.6	Information and Communications Technology (ICT) Systems

Communications will be a vital part of Oyu Tolgoi’s infrastructure and operational capabilities.  A state-of-the-art information, security, data and voice communications system will be installed to ensure that operational needs will be adequately provided.  The principal components of the ICT systems will include:

•	A communications backbone

•	A Local Area Network (LAN)

•	A Voice over Internet Protocol (VoIP) system

•	Security systems including a Closed Circuit Television (CCTV) system, an Access Security System (ACS) and a Fire Alarm System (FAS)

•	A Digital Trunk Radio System (DTR)

•	Cable Television (CATV) for operations personnel entertainment

•	Mining communications and control systems.

23.15.7	Housing

Accommodation facilities will initially be constructed for the first 10-15 years of operations adjacent to the existing main construction camp.  These will be constructed in dormitory format using prefabricated buildings.  The camp will be constructed on an area of 150 m by 270 m with a total area of approximately 43 700 m2.  Two levels of permanent accommodation will be provided including senior staff and junior staff.  A total of seven, single level senior staff buildings and seven, two level junior staff buildings will be constructed.  All buildings will be equipped with sprinkler systems and fire detection systems.  Exterior access doors will be protected from prevailing winds.  Built-in closets in all rooms will be large enough to hold cold-weather clothing.

23.15.8	Truck Shop Complex

The truck shop complex will be located east of the process plant and covers a land area of approximately 500 m by 350 m or 17.5 ha.  The area will incorporate outdoor facilities and three self-contained structural steel, pre-engineered buildings designed to accommodate the required facilities for repair, maintenance, and rebuild of the open pit mining equipment, storage space for spare parts and consumables, and administration offices.  No mine personnel change facilities will be included in this complex.  In preliminary discussions with equipment maintenance contractors there is an option to include construction and operation of the truck shop in the MARC contract.  This option will be evaluated prior to the award of the contract.

The entire area will be fenced for security and safety reasons.  Open pit trucks will enter via the entry gate at the south west corner of the facility and be placed on the dead line awaiting maintenance.  Trucks already repaired will be held on the go line which is adjacent to the dead line.  Repaired vehicles exit back to the open pit via the south east gate.

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23.15.9	Administration Building

The administration building will serve as the primary office space for all operations staff on site.  The intention is to have a centralized facility for mine site operations including executive, supervisory and support staff.  Facilities will include necessary support and contain the site’s main Data Center.  In addition, there will be an Emergency Response Area located in the main conference room that will serve as the command point in the case of an area-wide emergency.  It will be established as a two-story pre-engineered, steel framed building incorporating architectural finishes and aesthetically pleasing in appearance.  The building will have a total floor area of 5000 m2 and contains 83 offices for Senior Staff and 91 workstations in an open plan area.  The building will include a main plus four smaller conference rooms.  The Data Center will house the majority of the site’s ICT management and storage equipment.  Detailed descriptions and space allocations are detailed below.

Support facilities will include Medical Center, Fire Station and Security office.

23.15.10	Mine Dry Facility

The Oyu Tolgoi Mine Dry is a centralized permanent operations facility whose primary purpose is to provide all site staff with a place to shower and change into work clothes and back into clean street clothes.  This includes and is not limited to: open pit and underground operations, concentrator staff and truck shop maintenance staff.  There are also spaces for other various activities that are centralized for use by multiple mine operation groups.

23.15.11	Airstrip

The airport will be located approximately 7 km north of the Oyu Tolgoi mine lease area.  It is required to facilitate the transport of people and goods to the site from Ulaanbaatar and other points of departure.  The current airport at Oyu Tolgoi will be relocated prior to construction of permanent site facilities planned for the site.

The airport will be a non-instrumented, VFR facility that will use visual approach rules.  The surface will be gravel with a concrete apron at the Terminal Building.  The runway has been aligned to the prevailing north-south wind direction to minimize cross-wind condition and facilitate optimal landing-takeoff conditions. OT LLC is undertaking a study into the construction of a concrete airstrip.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.16	PROJECT RESTART AND IMPLEMENTATION REVIEW

In January 2008, OT LLC commenced a slowdown of the Project and numerous steps were taken to minimize costs during this period.  During this period, OT LLC prepared a revised Execution Plan for the Project taking into account the impact of the equipment purchases, construction contracts and the latest engineering activities to facilitate the Project restart following the Investment Agreement (IA).

The approval of the IA requires OT LLC to review the project plans and re-establish the project baseline.  A 6 month period in which time the Implementation Review can be carried out was allowed for in the revised Execution Plan during the 6 month period after the IA approval.  It has been identified in the study work that there are a number of areas where project value can be improved or optimized.  It is recommended that OT LLC include these and any other issues that are identified in a comprehensive implementation review to establish a baseline for the project as it moves towards full production and assist in the continued monitoring and interpretation of the IA.

23.16.1	Project Execution

During the period where the IA has been negotiated, OT LLC has carried out project restart planning to enable the efficient execution of the project construction phase.  The project restart planning carried out by OT LLC identified a number of key program drivers for the project execution.  These are listed below:

•
The restart schedule was prepared by the OT LLC Project Team.  A 6 month period commencing from the IA approval between the Mongolian Government and OT LLC is assumed for the time necessary to remobilize the current project teams that are in various locations globally.  This 6 month remobilization will be additive to the current 32 month construction schedule to get to the first ore date for the project thus requiring an overall 38 month schedule from IA approval and project release to the introduction of first ore into the concentrator.  The Concentrator construction schedule currently estimated to be ready for introduction of first ore into the Primary Crusher in Month 38.

•
OT LLC suspended the Shaft 2 Mining portion of the project with the surface facilities and shaft designs nearly completed.  OT LLC has separate contracts for the engineering of the Shaft 2 facilities with Stantec.  The construction of the shaft sinking will be by Redpath Corporation.  Additionally, the surface facilities will be program managed by Redpath through the management of PMC issued subcontracts.  Shaft 2 is on the critical path for the development of the Hugo North Lift 1 block cave and so recommening the Shaft 2 development as soon as possible will assist in achieveing the project value.

•
During the restart period, it is assumed that procurement and limited work at Oyu Tolgoi (by Mongolians and Redpath) will take place to allow a fast ramp up after the Investment Agreement conditions precedent are met.

•
To execute the construction phase of the Project OT LLC will engage key companies through separate commercial contracts.  The current plan includes the Fluor Corporation for the concentrator, infrastructure and overall site management; and a suite of contracts with Redpath and Stantec for Shaft 1 and Shaft 2.  The Shaft 1 underground and surface facilities and open pit mining have been transitioned to the OT LLC Operations Team.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•
OT LLC intends to continue its current contract structure which builds on the engineering and contract work already carried out by Fluor.  The scope of work to be contracted is to develop the main Concentrator Process Plant including the engineering and construction of the Concentrator area as an EPCM and the second contract will be the overall Program Management of the Oyu Tolgoi project (PMC) for all aspects of the construction phase with the exception of the power, open pit and underground mine lateral development.

•
The EPCM and PMC contractor’s responsible construction costs including Shaft 2 will be managed by the PMC contractor’s reference systems for the project, commercial, financial and planning management.  Owner’s cost data for OT LLC managed construction will not be captured within these systems.  OT LLC will use its own nominated project controls and accounting systems to consolidate the Fluor responsible costs, Owner’s construction and Operation (including Shaft 1 lateral development and open pit mining) costs to deliver the overall performance, cost and financial reporting for management.

•
Logistics remains one of the largest risk areas in regards to the overall program schedule and crucial to the overall project success and as such must be given particular emphasis during project execution.  Currently the Project is using a Bi-Lateral Country Border Agreement (annually renewed) that is not to a standard consistent with an International Border status requiring continual attention from the Owner.  It is anticipated that the IA will facilitate the migration of this border from the current Bi-Lateral status to an International status requiring further infrastructure development and personnel development during a period where the Project requires the goods and construction personnel to readily cross the border in an efficient manner.  It is anticipated the truck volumes for the Project will exceed 850 border crossings per month at the project construction peak where currently only five per month are being performed.  The possibility of other projects (coal in particular) utilizing these border facilities (China and Mongolia) could be considered as a negative influence on the already constrained border facilities and it will be important that this part of the project is managed appropriately.

23.16.2	Project Execution Plans

Two separate Project Execution Plans (PEPs) have been compiled for the Oyu Tolgoi project.  The first of these PEPs addresses the execution for the PMC responsibilities, and these include the overall management of the Oyu Tolgoi project, management of the design and construction of the Infrastructure facilities, both on-site and off-site, and the management of the mine Shaft No. 2 surface construction.  The second PEP addresses the Concentrator and associated facilities such as primary crusher, overland conveyor, tailings pipeline and return, coarse ore storage, concentrate storage and load-out facilities being executed under the EPCM contract.

These documents have been compiled based on standard Fluor execution methods; they have the same table of contents, are similar in content, but differ from the standard Fluor methods and from each other in details which are specific to the areas of the Project which they address.

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23.17	MARKETING

23.17.1	Refined Copper Market

OT LLC first began analyzing the copper market during 2004 by using both internal and external resources.

Any analysis of the requirement for copper mine production obviously has to be based on projections of the future demand for refined copper.  Table 23.17.1 summarizes the recent history of refined copper consumption and the forecasts until 2015 on which the balances presented in the report are based.

Western World consumption growth in the future is projected to be considerably lower than actually experienced in the 1990s mainly to account for the relocation of manufacturing activity to China, and Eastern European producers switching to the export of semi-manufactured products rather than cathode.  Chinese consumption cannot be expected to maintain the frenetic growth rates of recent years as the copper-intensive upgrading of infrastructure will largely be completed this decade.  However, the lower growth rate on a much higher base will still be very significant and the main driver of world copper consumption.

Table 23.17.1 Actual/Forecast Refined Copper Consumption
	1990s	2000-2004	2005-2009	2010-2015
Western World - ‘000 t Cu End Period - % Compound Annual Growth Rate	12 200 3.5	12 325 0.2	10 800 (2.6)	12 525 2.5
China - ‘000 t Cu End Period - % Compound Annual Growth Rate	1 520	3 525 18.3	5 850 10.7	8 450 6.3
CIS and Poland - ‘000 t Cu End Period - % Compound Annual Growth Rate	470	950 4.8	900 (1.1)	1 220 5.2
Other Former East Bloc - ‘000 t Cu End Period - % Compound Annual Growth Rate	145	160 2.0	286 12.3	338 2.8
Total World - ‘000 t Cu End Period - % Compound Annual Growth Rate	14 335	16 960 3.4	17 836 1.0	22 533 4.0

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Table 23.17.2 summarizes the Western World refined copper market from 2005 and the outlook to 2015 and Table 23.17.3 presents similar data for the Chinese market.  All excess metal from the CIS, Poland and the other countries of the former East Bloc is assumed to be exported to either the West or China, so the sum of these two balances can be taken as representing the global copper balance.

The refined copper market from 2005-2008 was characterized by overall deficit conditions and high prices as the LME average annual copper price rose from $1.67/lb in 2005 to a peak of $3.23/lb in 2007 before declining to $3.15/lb in 2008.  For most of the period, the total metal exchange inventories remained fairly static at very low levels by historical standards.  Late in 2008, LME and COMEX inventories began to surge as the escalating financial crisis initiated a severe de-stocking phase throughout industries worldwide.

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Table 23.17.2 Western World Refined Copper Balance (‘000 t Refined Copper)
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Ref. Copper Production	11 800	12 125	12 350	12 350	12 156	12 535	12 963	13 417	14 047	14 340	14 541
Net E/W Trade
CIS/Other	759	747	535	509	684	690	662	608	603	585	534
China	(913)	(503)	(1 174)	(1 181)	(2 040)	(1 650)	(1 875)	(2 100)	(2 375)	(2 650)	(2 950)
Total Net Trade	(154)	244	(639)	(672)	(1 356)	(960)	(1 213)	(1 492)	(1 772)	(2 065)	(2 416)
Total Copper Supply	11 646	12 369	11 711	11 678	10 800	11 575	11 750	11 925	12 275	12 275	12 125
Ref. Copper Consumption	11 975	12 275	12 000	11 600	10 800	11 400	11 575	11 800	12 025	12 275	12 525
% Change	(2.8)	2.5	(2.2)	(3.3)	(6.9)	5.6	1.5	1.9	1.9	2.1	2.0
Surplus/(Deficit)	(329)	94	(289)	131	0	175	175	125	250	0	(400)
Inventory End Year (‘000 t Cu)
LME	92	191	197	341	299
COMEX	6	29	14	31	48
Copper Price (US c/lb)	167	305	323	315	202 YTD

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Table 23.17.3 China Refined Copper Balance (‘000 t Refined Copper)
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Refined Copper Production
Own Mines	753	864	918	995	986	1 049	1 084	1 074	1 079	1 069	1 055
Scrap	713	924	1 125	1 080	1 000	1 125	1 270	1 440	1 535	1 630	1 730
Imp. Blister/Mattes/Reverts	130	121	258	369	375	320	320	320	320	320	320
Western Concentrate	891	984	1 042	1 171	1 409	1 551	1 571	1 611	1 656	1 706	1 885
CIS Concentrate	0	9	35	14	39	39	39	39	39	39	39
Erdenet Concentrate	113	113	119	121	116	116	116	116	116	116	116
Oyu Tolgoi Concentrate	0	0	0	0	0	0	0	0	55	220	255
Total Refined Copper Production	2 600	3 006	3 497	3 750	3 925	4 200	4 400	4 600	4 800	5 100	5 400
Net Refined Imports
From West	914	503	1 174	1 181	2 040	1 650	1 875	2 100	2 375	2 650	2 950
From Eastern Bloc	168	82	181	179	211	197	197	197	197	197	197
Total Net Imports	1 082	585	1 355	1 360	2 251	1 847	2 072	2 297	2 572	2 847	3 147
Total Copper Supply	3 682	3 591	4 852	5 110	6 176	6 047	6 472	6 897	7 372	7 947	8 547
Ref. Copper Consumption	3 825	3 975	4 625	5 100	5 850	6 025	6 450	6 900	7 375	7 900	8 450
% Change	8.5	3.9	16.4	10.3	14.7	3.0	7.1	7.0	6.9	7.1	7.0
Balance: Surplus/(Deficit)	(143)	(384)	227	10	326	22	22	(3)	(3)	47	97
SHME Inventory
‘000 t Copper (End Year)	58	31	26	18	87 YTD
Note:
•	SHME denotes Shanghai Metal Exchange.

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The years 2005-2008 reflected continued strong copper consumption worldwide, particularly from China, but equally important was the exceptionally high losses from expected production experienced by many Western World mines and smelters.  The past few years also saw a wave of “fund money” flooding the markets that likely helped move the copper price higher than the fundamentals warranted.

Despite a precipitous drop in apparent copper consumption in the first half of the year exacerbated by de-stocking, the overall world surplus in 2009 is only expected to be in the range of 300 000–400 000 t, as production of refined copper will remain constrained by a shortage of copper concentrate.  Most of the surplus will accumulate in China as the government restocks its strategic stockpile (SRB, the stockpile administrator has already reported purchases of 235 000 t).

After falling to a daily low of $1.38/lb in January, the LME copper price has risen to a current level of $2.94/lb and a year-to-date average of $2.02/lb.  Total metal exchange inventories have increased by 44 000 t so far this year.

The refined copper production shown in Table 23.17.2 and Table 23.17.3 assumes a very significant amount of new mine development.  In addition to all existing mines and projects which are already firmly committed, the following additions to Western World mine capacity are assumed by 2015:

•	2 057 000 t/a of new copper-in-concentrate capacity

•	515 000 t/a of EW and SX/EW capacity in the DRC from expansion of existing mines and two new SX/EW projects

•	689 000 t/a of other new SX/EW cathode capacity.

While, at first, this amount of new capacity seems to be very high, it probably represents no more than 50-60% of all such projects currently being studied.

The existing mines in the DRC (Tenke Fungurume, Katanga, Ruashi and CAMEC) are all still 1-3 years away from reaching capacity of their initial phases, so it is somewhat premature to be including expansion capacity for them.  In the balance, their scheduled initial capacity is fully included, but only 60% of their potential expansion capacity is included to reflect the high level of uncertainty.  This 60% uncertainty factor has also been applied to the two proposed new SX/EW operations, Kinsevere and Kolwezi.  Potential exists for 6000-194 000 t/a of additional production in 2010-2015 if all these expansions and new projects are developed on schedule and operate at capacity (not considered very likely).

In addition, a number of projects in the CIS, China and other East Bloc countries are assumed to proceed as currently scheduled, although no major projects, such as Udokan in Russia, are expected to enter production within the forecast period.

In the years after 2015, the challenge of maintaining sufficient mine production to meet rising metal demand will become even more daunting.  Many of the large mines of today (e.g. Escondida and Collahuasi) are facing declining head grades and will have to undergo major expansions if production is to be maintained or increased.  By 2015, a number of large mines currently in operation will have reached the end of their productive lives.  These include Ok Tedi (180 000 t/a of copper) and the open

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pit at Ernest Henry (100 000 t/a).  In addition, the open pit mines at Chuquicamata (500 000 t/a) and Grasberg (600 000 t/a) will be exhausted.  These latter two mines (and possibly also Ernest Henry and Ok Tedi) will be replaced with underground block-caving operations but at a reduced production capacity.  The high copper prices of recent years will result in some mine closures being deferred a few years (as has already happened with Highland Valley Copper, albeit at a reduced production rate) but the trend towards the increasing depletion rate of existing operations is clear.

Furthermore, the cost of putting a new mine into production increases every year, thus delaying the development of new mines.  Mines in Zambia or the DRC have the potential to produce enormous amounts of copper.  However, they are faced with government/ political risks, lack of power and/or higher energy costs, skilled labour and equipment shortages and long lead times for capital items.

In the case of SX/EW mines, many of these were developed in the mid 1990s, with an expected life of 15-20 years.  Most will still be operating in 2015 but, in many cases, production will be declining.  For example, output from El Abra, which has already declined from 225 000 t/a cathode to 165 000 t/a, is expected to be down to 50 000 t/a by 2010 as the oxide ore is depleted.  A project to maintain production at 147 000 t/a by leaching the underlying sulfides has been developed and was initially approved, but has now been indefinitely deferred.  Leaching reserves at the 80 000 t/a Quebrada Blanca mine will be exhausted by about 2017.

23.17.2	Copper Concentrate Market

Initially, Oyu Tolgoi will be a mine that produces concentrate for sale on the open market; rather than delivering it to its own smelter, it will be defined within the copper market as a custom concentrate producer.  Whilst it is expected that, in at least the first years of operation, all production will be delivered to Chinese smelters, the commercial terms it will receive will be dictated by conditions on the international concentrates market.

Currently, approximately 5 Mt/a of contained copper, or a little more than 15 Mt/a of concentrate with an average concentrate grade of approximately 29% copper, is traded on the custom concentrate market.  This represents about half of the total Western World concentrate production.

Historically, the main producers of custom copper concentrates have been Pacific Rim mines in western Canada, South America, Asia, and Australia, and the major purchasers have been smelters in Japan, South Korea, the Philippines, Brazil and Western Europe.  Bulgaria has also become a significant importer of copper concentrate in the last few years with the modernization and major expansion of its only primary copper smelter.  In recent years, a major custom smelting industry has developed in India.  A custom smelter in Thailand operated intermittently during 2004 to 2007 but has now closed.  China has long imported concentrates from mines in both the West and Mongolia and, in recent years, Chinese demand for concentrate has risen rapidly in line with rising copper production and consumption.

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Historical and forecast copper concentrate market data for the period 2005 to 2015 are summarized in Table 23.17.4.

In recent years, the custom concentrate market has swung between periods of substantial deficit (2001-2003) to large surplus (2004 and early 2005) and then back to a significant deficit over 2006-2008.  The deficit early in this decade was mainly attributable to reduced concentrate output due to mine closures caused by very low copper prices beginning in 1998 and lasting through 2002.  The surplus in 2004/05 was caused by a combination of an unusually high mine operating rate in 2004 in response to rising prices and unexpectedly low production from a number of major smelters.

The substantial concentrate deficit which has developed over the last 3 years has resulted from growing Western World smelter capacity (particularly in India), steadily increasing exports to China and much lower-than-anticipated mine production.  In 2008, the mine operating rate fell to an all-time low of 91.3% of forecast.  This is in comparison to operating rates of 96-98% which used to be the norm.  The very low 2008 operating rate translated into production of copper in concentrate falling 870 000 t short of forecast.  Despite declining smelter output, particularly late in the year as the financial crisis worsened, concentrate inventories ended the year at about 65% of normal levels, not far off the record low of 59% at the end of 2003.

A basic assumption of the projections in Table 23.17.4 is that China is able to import sufficient Western World concentrate, blister and refined copper to enable it to meet its growing refined copper production and consumption profiles shown in Table 23.17.3.  Chinese imports of Western World concentrate are shown as basically on a plateau from 2010 to 2012 because of constrained supply.  Even these levels of Chinese imports result in Western World smelters operating at abnormally low rates.  From 2013, Oyu Tolgoi begins to contribute to Chinese concentrate supply and Western World imports rise again as new mines augment supply.

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Table 23.17.4 Western World Copper Concentrate Balance (‘000 t Copper Content)
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Concentrate Production by Mines
Existing and Committed Projects	9 220	9 044	9 304	9 130	9 307	9 597	9 688	9 741	9 874	9 511	9 403
Uncommitted Projects	-	-	-	-	-	123	327	548	1 035	1 414	1 975
Total	9 220	9 044	9 304	9 130	9 307	9 721	10 015	10 289	10 909	10 925	11 378
Mine Operating Rate (%)	93.1	92.9	94.5	91.3	94.2	96.0	96.0	96.0	96.0	96.0	96.0
Consumption by Smelters
Existing and Committed Projects	7 920	8 200	8 001	8 076	7 744	7 878	8 043	8 225	8 701	8 797	9 030
Uncommitted Projects	-	-	-	-	-	-	-	-	102	186	186
Total	7 920	8 200	8 001	8 076	7 744	7 878	8 043	8 225	8 803	8 983	9 216
Smelter Operating Rate (%)	87.7	88.1	87.3	82.6	79.8	80.4	82.0	83.1	87.3	88.6	90.4
Net E/W Concentrate Trade
China	(1 024)	(879)	(1 075)	(1 235)	(1 475)	(1 625)	(1 650)	(1 675)	(1 750)	(1 800)	(1 975)
Other E. Bloc	(125)	(148)	(132)	(166)	(191)	(190)	(188)	(188)	(188)	(188)	(188)
Total	(1 149)	(1 027)	(1 207)	(1 401)	(1 666)	(1 815)	(1 838)	(1 863)	(1 938)	(1 988)	(2 163)
Balance (Inventory Change)	151	(183)	96	(347)	(103)	28	134	201	168	(46)	(1)
Inventory Index (x Normal)	1.13	0.92	1.02	0.65	0.55	0.56	0.68	0.85	0.95	0.89	0.86
Balance @ “Normal” 92%
Smelter Operating Rate	(238)	(549)	(337)	(1 268)	(1 285)	(1 105)	(837)	(678)	(300)	(445)	(167)
Spot TC/ RC
(US c/lb Cu)	38.3	17.7	6.5	7.4	12.9 H1
Note:
•	“Existing” line for both mines and smelters includes not only all existing producers, but also all projects already firmly committed Smelter line also includes leach/EW plants.
•
For Zambia and DRC (Zaire) only, net concentrate exports that affect the concentrate balance in the rest of the Western World are included in the concentrate production line.  However, their refined copper production is accounted for in the refined copper balance in Table 23.17.2.

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All existing mines, firm projects and reactivations are included in the “Existing” line in Table 23.17.4.  In order to achieve the refined metal balance shown in Table 23.17.2, additional concentrate production shown on the “Uncommitted” line on Table 23.17.4 will also be required.  This will have to come from the numerous projects currently being studied.  In the case of smelters, the only “Uncommitted” production shown is for an expansion of the Ilo smelter to accommodate production from expansion of the Toquepala mine and a concentrate leach plant which is assumed to be built in conjunction with Phase II of Salobo in Brazil.

By the end of 2008, concentrate inventories fell to well below normal levels and, by the end of 2009, they will be at minimum practical operating levels as was experienced in 2003 and early 2004.  This trend to a widening deficit was reflected in the spot treatment and refining charges in late 2007 and the first half of 2008.  Late in 2008, deteriorating markets for refined copper and sulfuric acid led to smelter cutbacks which briefly resulted in a concentrate surplus and rising spot terms.  Despite continuing production curtailments by many smelters, the market fundamentals have reasserted themselves and spot terms are again at very low levels.

Even if Chinese off-take of Western World concentrate falls below the levels shown in Table 23.17.4, there should be sufficient smelter capacity available as indicated by the very low smelter operating rates shown for 2009 to 2012.  The smelter operating rates in 2012 and 2013 could be higher, and hence the surplus lower, but it is assumed that some restraint is shown by the smelters in an effort to rebuild concentrate inventories toward more normal levels.  Only in 2015 does the operating rate approach the 92% level which was the average for the entire 1987 to 2003 period.  However, many smelters have “debottlenecking” and expansion plans which could well increase their effective capacities before 2015 so a shortage of Western World smelting capacity in unlikely to be a serious problem during the forecast period.  In the unlikely event that a significant Western World concentrate surplus emerges, it will almost certainly result in rising Chinese imports.

23.17.3	Treatment and Refining Charges (TC/RCs)

There are two basic types of concentrate sales contracts:

•	Term contracts

•	Spot contracts.

Term contracts are ongoing arrangements under which most of the conditions of sale are fixed for the life of the contract, usually 5-10 years or, in some cases, the life of the bank financing.   With these contracts, only the exact treatment and refining charges are negotiated on an annual basis, usually for 1 or 2 years at a time.  Spot contracts are one-off deals for a specific concentrate tonnage, with virtually all the sales terms open to negotiation.

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Historical data on treatment and refining charges are summarized in Table 23.17.5 for term contracts and Table 23.17.6 for spot contracts.  While total charges have generally been slightly lower for spot contracts than for term contracts, the spot charges have been more volatile as they reflect changes in the concentrate market much more quickly.  Spot contract charges were above those for term contracts as recently as 2005 but then fell to record lows by mid 2007.  Term contract charges responded to the recent concentrate deficit more slowly, not falling to their record lows until the 2008 annual negotiations (held in the autumn/winter of 2007).

Table 23.17.5 Term Contract Treatment and Refining Charges
	Treatment Charge ($/dmt)	Treatment Charge (¢/lb)	Refining Charge (¢/lb)	Price Participation (¢/lb)	Total Charges (¢/lb)	Total Charges (% of Cu Price)
1987	40.0	6.1	7.5	(1.0)	12.6	15.7
1988	55.0	8.3	7.5	2.8	18.6	15.8
1989	70.0	10.6	9.0	3.9	23.5	18.2
1990	70.0	10.6	9.0	3.1	22.7	18.8
1991	72.5	11.0	9.0	1.6	21.6	20.4
1992	100.0	15.2	10.0	1.4	26.5	25.6
1993	100.0	15.2	10.0	(0.3)	24.8	28.6
1994	85.0	12.9	8.5	1.5	22.9	21.8
1995	72.0	10.9	7.2	4.3	22.4	16.9
1996	95.0	14.4	9.5	1.4	25.3	24.3
1997	105.0	15.9	10.5	1.3	27.7	26.9
1998	99.0	15.0	9.9	(1.5)	23.4	31.2
1999	67.0	10.2	6.7	(1.9)	15.0	21.0
2000	69.0	10.5	6.9	(0.8)	16.6	20.2
2001	75.0	11.4	7.5	(1.8)	17.0	23.8
2002	70.0	10.6	7.0	(2.0)	15.6	22.4
2003	58.0	8.8	5.8	(0.9)	13.7	16.9
2004	43.0	6.5	4.3	4.0	14.8	11.4
2005	85.0	13.0	8.5	7.7	29.2	17.5
2006	95.0	14.4	9.5	21.5	45.4	14.9
2007	60.0	9.1	6.0	0.0	15.1	14.9
2008	45.0	6.8	4.5	0.0	11.3	4.7
2009	75.0	11.4	7.5	0.0	18.9	3.6
Average 1987-2009	74.2	11.3	7.9	1.9	21.1	9.4
Long-Term FC	75.0	11.4	7.5	0.0	18.9
Note:
•	Treatment charges in ¢/lb assume concentrate grade of 31% copper.
•	Price participation assumed as ±10% based on copper price of $0.90/lb. No PP from 2007 onwards.

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Table 23.17.6 Spot Treatment and Refining Charges
	Treatment Charge ($/dmt)	Treatment Charge (¢/lb)	Refining Charge (¢/lb)	Price Participation (¢/lb)	Total Charges (¢/lb)	Total Charges (% of Cu Price)
1987	56.9	8.6	7.6		16.2	20.3
1988	68.8	10.4	8.4		18.8	15.9
1989	87.5	13.3	9.4		22.7	17.5
1990	59.4	9.0	7.1		16.1	13.3
1991	110.6	16.8	11.1		27.9	26.3
1992	120.0	18.2	11.5		29.7	28.7
1993	83.0	12.6	8.3		20.9	24.1
1994	47.0	7.1	4.7		11.8	11.3
1995	99.0	15.0	9.8		24.8	18.6
1996	132.0	20.0	13.2		33.2	32.0
1997	102.5	15.5	10.2		25.7	24.9
1998	50.0	7.6	5.0		12.6	16.8
1999	35.0	5.3	3.5		8.8	12.3
2000	67.0	10.2	6.7		16.9	20.5
2001	71.2	10.8	7.1		17.9	25.0
2002	31.7	4.8	3.2		8.0	11.5
2003	20.0	3.0	2.0		5.0	6.2
2004	55.5	8.4	5.6		14.0	10.7
2005	152.1	23.1	15.2		38.3	22.9
2006	70.4	10.7	7.1		17.7	5.8
2007	26.0	3.9	2.6		6.5	2.0
2008	29.6	4.5	3.0		7.4	2.3
2009 H1	51.2	7.8	5.1		12.9	4.1
Average 1987-2009	73.6	10.7	7.3		18.0	16.2
Note:
•	Treatment charges in ¢/lb assume concentrate grade of 31% copper.

23.17.4	Long-Term Outlook for Treatment and Refining Charges

Based on this review of the concentrate market, OT LLC, has proposed, for the IDP10, a treatment charge of $75/dmt of concentrate and refining charge of $0.075/lb of payable copper.  No price participation clause is recommended, although it should be kept in mind that there is at least a possibility of some variant of this returning if a period of serious concentrate oversupply develops at some point in the future.

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23.17.5	Payable Metals

The smelter terms used in this study are based on OT LLC’s assessment of the copper market and on standard smelter terms in general use through the industry.  OT LLC has not yet completed any sales terms with smelters.

Payable metals in the copper concentrate are copper, gold, and silver and are expected to be as follows:

23.17.5.1	Copper

•	Buyer shall pay for 96.5% of the full copper content in the Concentrates, subject to a minimum deduction of 1.0 unit per dmt concentrate.

23.17.5.2	Gold

•	Buyer shall pay for gold based on the gold content in the Concentrates according to the following schedule:

Gold Content per dmt concentrate	Payable Gold
If less than 1 g/dmt	No payment
If 1 g or more but <3 g/dmt	90% of the gold content
If 3 g or more but <5 g/dmt	92% of the gold content
If 5 g or more but <10 g/dmt	95% of the gold content
If 10 g or more but <15 g/dmt	96% of the gold content
If 15 g or more but <20 g/dmt	97% of the gold content
If 20 g/dmt or more	98% of the gold content

•	OT LLC has proposed using a refining charge of $5.00/oz of gold.

23.17.5.3	Silver

•	If the silver content is less than 30 g/dmt, there shall be no payment for silver. If the silver content is 30 g/dmt or more, Buyer shall pay for 90% of the silver content.

•	OT LLC has proposed using a refining charge of $0.45/oz of silver.

23.17.6	Penalty Elements

A number of elements qualify for penalties if they are present above certain thresholds in the copper concentrate.  Concentrate contracts will stipulate both the maximum amount of a deleterious element that will be tolerated before it incurs a penalty and the scale of charges that then apply once the threshold is reached.  Elements that may be of a concern in the Oyu Tolgoi concentrate include arsenic and fluorine.

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Based on review of historical penalty levels, OT LLC has proposed the following:

23.17.6.1	Arsenic

•	Up to 0.3% without a penalty but greater than 0.3% a penalty of $2.00/dmt per 0.1%. Recently, the Chinese government has strictly enforced a maximum arsenic level of 0.5%.

23.17.6.2	Fluorine

•
Up to 300 ppm without a penalty but greater than 300 ppm, a penalty of $2.00/dmt per 100 ppm.  It is very possible that concentrate containing over 1000 ppm of fluorine would require a special accommodation for a smelter to accept the concentrate.

Excessive water (10%) in the copper concentrate can also be of a concern to the receiving smelter.  It can make the concentrate unstable for railing and or shipping and could lead to extra cost if the concentrator must take extra steps to dry to concentrate prior to smelting.

23.17.7	Chinese Smelters

23.17.7.1	Jiangxi Copper Company Limited (JCCL)

JCCL is the largest copper producer and refiner in China; its Guixi smelter is located in Jianqxi province.  It is a publicly traded company listed on the Hong Kong, London, and Shanghai stock exchanges.  Production capacity in 2009 is forecasted to be approximately 900 000 t of copper.  In June 2004, OT LLC and JCCL signed a Memorandum of Understanding with respect to the Oyu Tolgoi deposit.  Subsequent discussions were also held with regard to purchasing up to 150 000 dmt/a of concentrates.

23.17.7.2	Jinchuan Nonferrous Metal Corporation (JNMC)

JNMC is part of the majority state-owned company Jinchuan Group, which also owns and operates the largest nickel producer in China.  Its smelter is located in Gansu province.  Production capacity in 2009 is expected to be approximately 450 000 t/a of copper.  During various meetings, senior commercial officials expressed a strong desire to purchase up to 150 000 dmt/a of copper concentrate from OT LLC.

23.17.7.3	Tongling Nonferrous Metals Group Inc. (TNMG)

TNMG operates Jinchang smelter in Anhui province, Chifeng smelter in Inner Mongolia and a tankhouse in Jiangsu province with a total annual production capacity of approximately 500 000 t.  There are no expansion plans at this time.  During various meetings, senior officials expressed a strong desire to purchase up to 50 000 dmt/a of copper concentrate.

23.17.7.4	Jinlong Copper Company Limited (Jinlong)

Jinlong was set up in 1992 as a joint venture between Tongling Group (61.4%), Sumitomo Metal Mining Co. Ltd. (27.07%), Sumitomo Corp.  (7.86%), and Pingguo Aluminum (3.67%).  The present annual production capacity is approximately 400 000 t.  The Japanese companies have a strong management

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presence in the operation of Jinlong.  Discussions were also held with regard to purchasing approximately 100 000 dmt/a of concentrates.

23.17.7.5	Baiyin Nonferrous Metals Group Limited (BNMG)

BNMG is located in Gansu province and is a state-owned company.  Production is approximately 60 000 to 80 000 t/a of copper depending on availability of concentrate.  It has plans to expand to an annual capacity of about 150 000 t.  However, timing has yet to be announced.  During various meeting, senior officials expressed a strong desire to purchase up to 50 000 dmt/a of copper concentrate.

23.17.7.6	Other Chinese Smelters

During the last number of years, other potential smelters groups have approached OT LLC with regard to supplying copper concentrate.  Their geographic locations (Inner Mongolia and Shandong Province) are such that they could be viable locations for concentrate delivery.

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23.18	SUMMARY OF FINANCIAL RESULTS

Two cases have been prepared and presented in detail in the IDP10:

•	Reserve case

•	Life of Mine (Sensitivity) Case.

Each case has the same underlying plan for the construction and operation of an initial concentrator facility processing 100 000 t/d, which is subsequently expanded to a capacity of 160 000 /t/d by the end of Year 5.  Infrastructure constructed to support the mine is also common to both cases.

IDP10 outlines the initial construction of a concentrator and infrastructure to support a start up to production at a nominal capacity of 100 000 t/d by mid 2013.  The predominant source of ore at start up is the Southern Oyu Open Pit.  In parallel to this construction, underground infrastructure is developed to support the ongoing development of the Hugo North underground block cave deposit.  Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 000 t/d.

At the end of Year 5, an expansion to the concentrator is completed in conjunction with Hugo North reaching full production.  This provides the capacity to process 160 000 t/d for the duration of the operation.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits.  The concentrate produced will initially be trucked to smelters in China and then, in future years, transported by rail which is anticipated to be installed to meet the growing needs of the South Gobi development.

In line with the terms of the recently completed investment agreement with the government of Mongolia, initial power for the Project is to be sourced from Inner Mongolia.  After the agreed term, a power station is constructed by OT LLC in Mongolia, sufficient for ongoing power requirements.

Central to both cases is the development of the Southern Oyu deposit as an open pit operation and the development of the first lift in the Hugo North block cave.  The work completed in these areas is at a prefeasibility stage or better and, in the Reserve Case, only Measured and Indicated Resources have been included in the Proven and Probable Mineral Reserve.

Under the terms of the Entrée-Ivanhoe Joint Venture the Entrée portion of the costs are funded by Ivanhoe.  Entrée receives 20% of the net after tax cash flow after financing.  Therefore, Entrée has no capital or operating cost contributions to make towards the project development and operation but receives a cash flow from production on the Entrée-Ivanhoe Joint Venture Property.

The Reserve Case schedules a total Mineral Reserve of 1.4 Bt of ore (reported by Ivanhoe) from these areas over a 27 year mine life.  Of this the Entrée-Ivanhoe Joint Venture Mineral Reserve is 27 Mt at 1.85% Cu and 0.72 g/t Au.

The Life of Mine (Sensitivity) Case extends the mine inventory to include Inferred material and assumes processing of 3.01 Bt over 60 years.  In this case, resources from the planned second lift in Hugo North,

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Hugo South and the Heruga deposit are added to the mining inventory.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment.  Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.  This results in a total inventory the processing of a mining inventory of 3.014 Bt over 60 years.  Of this the Entrée-Ivanhoe Joint Venture inventory is 765 Mt at 0.62% Cu and 0.47 g/t Au.

A summary of the Entrée-Ivanhoe Project Property production and financial results is shown in Table 23.18.1.  The results highlight the differences between the cases; in particular the table highlights the significant increase in metal.  The after tax NPV at 8% discount rate attributable to Entrée for the Reserve Case is $79 M and for the Life of Mine (Sensitivity) Case is $176 M.

Table 23.18.1 IDP10 Summary Production and Financial Results
Description	Units	Reserve Case	Life of Mine (Sensitivity) Case (Includes Inferred Resources)
Inventory		Mineral Reserve	Mineral Reserve and Inferred Resources
Production Rate (after expansion)	Mt/a	58	58
Total Processed	Bt	1.39	3.01
Entrée-Ivanhoe Joint Venture Property Results
Processed	Mt	27	765
NSR	$/t	55.57	20.77
Copper Grade	%	1.85	0.62
Gold Grade	g/t	0.72	0.47
Copper Recovered	Billion lb	1.0	9.1
Gold Recovered	Moz	0.5	8.6
NPV (8%) After Tax (Entrée)	US$M	79	176
Notes:
•
Metal prices used for calculating the underground NSR are: copper US$1.50/lb, gold US$640/oz, silver US$10.50/oz, and molybdenum US$10.50/lb.  Based on long-term metal price forecasts at the beginning of the mineral reserve work and still believed to be valid.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payments terms, transport costs, metallurgical recoveries and royalties.
•	Long term metal prices used in the NPV economic analyses are: copper US$2.00/lb, gold US$850/oz, silver US$13.50/oz, molybdenum US$13.50/lb.
•	Current metal prices used in the NPV economic analyses are: copper US$3.13/lb, gold US$1208/oz, (silver US$13.50/oz, and molybdenum US$13.50/lb - unchanged from long term pricing).

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•
Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

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23.18.1	Model Assumptions

The basis of the operational framework of the mine used in the analysis is Mongolian legislation and the terms of the Investment Agreement between OT LLC and the Government of Mongolia.

23.18.1.1	Pricing and Discount Rate Assumptions

The project level valuation model begins on 1 July 2009.  It is presented in 2009 constant dollars, cash flows are assumed to occur evenly during each year and a mid-year discounting approach is taken.  The discount factor applied to the project is 8%.  The economic analysis of both the Reserve and Life of Mine (Sensitivity) Case used a price assumption of $2.00/lb for copper, $850/oz for gold, $13.50/oz for silver and $13.50/oz for molybdenum at a discount rate of 8%.

23.18.1.2	Concentrate Transport, Treatment and Refining Terms

A number of studies have been conducted on options for concentrate transport.  A study was undertaken early in 2008 by Arrow Consulting, based in Vancouver, focussing on the option for road transport.  Although this was directed at the initial concentrate trucking requirement, it supported a transport cost similar to that originally used in the Integrated Development Project 2005 (IDP05) study.  This option has also been considered alongside current rail terms available within China and recent developments in rail infrastructure between the Tavan Tolgoi mine site and the Chinese border.  With additional confidence in the government’s plans for rail infrastructure, IDP10 is based on trucking concentrate initially to link to the Chinese rail network and then changing to an all rail connection via Wuyuan by the third year of operation.  Capital cost for the construction of a spur to the main Mongolia-China rail link has been included prior to Year 3.  It is also noted that, if the government’s stated aim of having a smelter constructed in Mongolia is successful, it will likely provide an advantage in freight cost.  The terms assumed for treatment and refining of concentrate are considered a reasonable, if not conservative, long-term assumption.  Current terms available in the market were considered along with view of future supply and demand and the approaches being taken by other major mining companies.  A summary of the transportation, treatment and refining terms is presented in Table 23.18.2.

The inflation rate used in the financial analysis was a long-term US inflation rate of 1.0%.

Table 23.18.2 Smelter Terms
Concentrate Transport	Initial (Road/rail)	$25	wmt
	Long Term (Rail)	$20	wmt
Payment Terms	Copper	96.5%
	Gold	Btw 90%-98%
	Silver	90%
	Molybdenum	85%
Treatment and Refining Charges	Concentrate Treatment Charges	$75	per dmt concentrate
	Copper Refining Charge	$0.075	lb payable copper
	Gold Refining Charge	$5.00	oz refined gold
	Silver Refining Charge	$0.45	oz refined silver

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23.18.2	Reserve Case – Economic Analysis

The after tax NPV at 8% discount rate attributable to Entrée for the Reserve Case is $79 M.  Table 23.18.3 summarizes the financial results of the Reserve Case.  Cumulative cash flow for the Reserve Case is depicted in Figure 23.18.1.  A complete cash flow is provided in Table 23.18.4.  Project sensitivities are summarised in Table 23.18.5 and detailed in Table 23.18.6 to Table 23.18.11.

Table 23.18.3 Reserve Case Entrée Financial Results
		Before Taxation	After Taxation
Net Present Value (US$M)	Undiscounted	361	266
	5%	168	123
	8%	108	79
	10%	81	59
	15%	41	30

Figure 23.18.1
Reserve Case Entrée Cumulative Cash Flow

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Table 23.18.4 Reserve Case Cash Flow
Cash Flow Statement		-3	-2	-1	1	2	3	4	5	6 to 10	11 to 20	21 to Life of Mine	Total
Gross Revenue	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.4	6.8	484.3	0.0	492.3
Realization Costs	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	-0.1	-1.0	-61.7	0.0	-62.9
Net Sales Revenue	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.4	5.9	422.6	0.0	429.4
Site Operating Costs	$M
Mining	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	-0.1	-0.5	-21.4	0.0	-22.1
Processing	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.3	-17.8	0.0	-18.1
General and Administration Costs	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	-8.8	0.0	-9.0
Total Site Operating Costs	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	-0.2	-0.9	-48.0	0.0	-49.2
Net Profit Before Income Tax	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.2	5.0	374.6	0.0	380.2
Income Tax	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	0.0	-1.2	-93.7	0.0	-95.0
Net Profit After Income Tax	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1	3.7	281.0	0.0	285.1
Capital Contributions	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	-0.1	-6.3	-12.0	0.0	-18.6
Net After Tax Cash Flow Before Financing	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	-2.6	269.0	0.0	266.5
Ivanhoe Funding Including Interest	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	0.0	4.7	-4.9	0.0	-0.2
Net After Tax Cash Flow After Financing	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	264.1	0.0	266.2

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Table 23.18.5 Metal Price Sensitivity Analysis - Reserve Case - Entrée
After-tax Values NPV8 US$M	Gold Price/oz
Copper Price/lb	$750	$850	$1000	$1200	$1208	$1500	$1750	$2000
$1.50	56	58	61	66	66	72	78	83
$2.00	77	79	82	87	87	93	99	104
$2.50	98	100	103	108	108	114	120	125
$3.13	125	127	130	134	134	141	146	152
$3.23	129	131	134	138	139	145	150	156
$3.50	140	142	145	150	150	156	162	167
$4.00	161	163	166	171	171	177	183	188
$5.00	203	205	209	213	213	219	225	230
$6.00	245	247	251	255	255	261	267	272

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Table 23.18.6 Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		250	275	300	325	350	375	400	425	450	475	500	525	550	575	600	625	650	675	700	725	750	775	800	825	850
	1.50	45	46	46	47	47	48	49	49	50	50	51	51	52	52	53	53	54	54	55	56	56	57	57	58	58
	1.60	49	50	51	51	52	52	53	53	54	54	55	55	56	56	57	58	58	59	59	60	60	61	61	62	62
	1.70	54	54	55	55	56	56	57	57	58	59	59	60	60	61	61	62	62	63	63	64	64	65	66	66	67
	1.80	58	58	59	59	60	61	61	62	62	63	63	64	64	65	65	66	66	67	68	68	69	69	70	70	71
	1.90	62	63	63	64	64	65	65	66	66	67	67	68	69	69	70	70	71	71	72	72	73	73	74	74	75
	2.00	66	67	67	68	68	69	70	70	71	71	72	72	73	73	74	74	75	75	76	77	77	78	78	79	79
	2.10	70	71	72	72	73	73	74	74	75	75	76	76	77	77	78	79	79	80	80	81	81	82	82	83	83
	2.20	75	75	76	76	77	77	78	78	79	80	80	81	81	82	82	83	83	84	84	85	85	86	87	87	88
	2.30	79	79	80	80	81	82	82	83	83	84	84	85	85	86	86	87	88	88	89	89	90	90	91	91	92
	2.40	83	84	84	85	85	86	86	87	87	88	88	89	90	90	91	91	92	92	93	93	94	94	95	95	96
	2.50	87	88	88	89	89	90	91	91	92	92	93	93	94	94	95	95	96	96	97	98	98	99	99	100	100
	2.60	91	92	93	93	94	94	95	95	96	96	97	97	98	98	99	100	100	101	101	102	102	103	103	104	104
	2.70	96	96	97	97	98	98	99	99	100	101	101	102	102	103	103	104	104	105	105	106	106	107	108	108	109
	2.80	100	100	101	102	102	103	103	104	104	105	105	106	106	107	107	108	109	109	110	110	111	111	112	112	113
	2.90	104	105	105	106	106	107	107	108	108	109	109	110	111	111	112	112	113	113	114	114	115	115	116	116	117
	3.00	108	109	109	110	110	111	112	112	113	113	114	114	115	115	116	116	117	117	118	119	119	120	120	121	121
	3.10	112	113	114	114	115	115	116	116	117	117	118	118	119	120	120	121	121	122	122	123	123	124	124	125	125
	3.20	117	117	118	118	119	119	120	120	121	122	122	123	123	124	124	125	125	126	126	127	127	128	129	129	130
	3.30	121	121	122	123	123	124	124	125	125	126	126	127	127	128	128	129	130	130	131	131	132	132	133	133	134
	3.40	125	126	126	127	127	128	128	129	129	130	130	131	132	132	133	133	134	134	135	135	136	136	137	138	138
	3.50	129	130	130	131	131	132	133	133	134	134	135	135	136	136	137	137	138	138	139	140	140	141	141	142	142
	3.60	134	134	135	135	136	136	137	137	138	138	139	139	140	141	141	142	142	143	143	144	144	145	145	146	146
	3.70	138	138	139	139	140	140	141	141	142	143	143	144	144	145	145	146	146	147	147	148	148	149	150	150	151

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Table 23.18.7 Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		875	900	925	950	975	1000	1025	1050	1075	1100	1125	1150	1175	1200	1225	1250	1275	1300	1325	1350	1375	1400	1425
	1.50	59	59	60	60	61	61	62	63	63	64	64	65	65	66	66	67	67	68	68	69	70	70	71
	1.60	63	63	64	65	65	66	66	67	67	68	68	69	69	70	70	71	72	72	73	73	74	74	75
	1.70	67	68	68	69	69	70	70	71	71	72	73	73	74	74	75	75	76	76	77	77	78	78	79
	1.80	71	72	72	73	74	74	75	75	76	76	77	77	78	78	79	79	80	81	81	82	82	83	83
	1.90	76	76	77	77	78	78	79	79	80	80	81	81	82	83	83	84	84	85	85	86	86	87	87
	2.00	80	80	81	81	82	82	83	84	84	85	85	86	86	87	87	88	88	89	89	90	91	91	92
	2.10	84	84	85	86	86	87	87	88	88	89	89	90	90	91	92	92	93	93	94	94	95	95	96
	2.20	88	89	89	90	90	91	91	92	92	93	94	94	95	95	96	96	97	97	98	98	99	99	100
	2.30	92	93	93	94	95	95	96	96	97	97	98	98	99	99	100	100	101	102	102	103	103	104	104
	2.40	97	97	98	98	99	99	100	100	101	101	102	102	103	104	104	105	105	106	106	107	107	108	108
	2.50	101	101	102	102	103	103	104	105	105	106	106	107	107	108	108	109	109	110	110	111	112	112	113
	2.60	105	106	106	107	107	108	108	109	109	110	110	111	111	112	113	113	114	114	115	115	116	116	117
	2.70	109	110	110	111	111	112	112	113	113	114	115	115	116	116	117	117	118	118	119	119	120	120	121
	2.80	113	114	114	115	116	116	117	117	118	118	119	119	120	120	121	121	122	123	123	124	124	125	125
	2.90	118	118	119	119	120	120	121	121	122	122	123	124	124	125	125	126	126	127	127	128	128	129	129
	3.00	122	122	123	123	124	124	125	126	126	127	127	128	128	129	129	130	130	131	131	132	133	133	134
	3.10	126	127	127	128	128	129	129	130	130	131	131	132	132	133	134	134	135	135	136	136	137	137	138
	3.20	130	131	131	132	132	133	133	134	134	135	136	136	137	137	138	138	139	139	140	140	141	142	142
	3.30	134	135	135	136	137	137	138	138	139	139	140	140	141	141	142	142	143	144	144	145	145	146	146
	3.40	139	139	140	140	141	141	142	142	143	143	144	145	145	146	146	147	147	148	148	149	149	150	150
	3.50	143	143	144	144	145	145	146	147	147	148	148	149	149	150	150	151	151	152	152	153	154	154	155
	3.60	147	148	148	149	149	150	150	151	151	152	152	153	153	154	155	155	156	156	157	157	158	158	159
	3.70	151	152	152	153	153	154	154	155	156	156	157	157	158	158	159	159	160	160	161	161	162	163	163

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Table 23.18.8 Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		1450	1475	1500	1525	1550	1575	1600	1625	1650	1675	1700	1725	1750	1775	1800	1825	1850	1875	1900	1925	1950	1975	2000
	1.50	71	72	72	73	73	74	74	75	75	76	77	77	78	78	79	79	80	80	81	81	82	82	83
	1.60	75	76	76	77	78	78	79	79	80	80	81	81	82	82	83	83	84	85	85	86	86	87	87
	1.70	80	80	81	81	82	82	83	83	84	84	85	85	86	87	87	88	88	89	89	90	90	91	91
	1.80	84	84	85	85	86	86	87	88	88	89	89	90	90	91	91	92	92	93	93	94	95	95	96
	1.90	88	88	89	90	90	91	91	92	92	93	93	94	94	95	96	96	97	97	98	98	99	99	100
	2.00	92	93	93	94	94	95	95	96	96	97	98	98	99	99	100	100	101	101	102	102	103	103	104
	2.10	96	97	97	98	99	99	100	100	101	101	102	102	103	103	104	104	105	106	106	107	107	108	108
	2.20	101	101	102	102	103	103	104	104	105	105	106	106	107	108	108	109	109	110	110	111	111	112	112
	2.30	105	105	106	106	107	107	108	109	109	110	110	111	111	112	112	113	113	114	114	115	116	116	117
	2.40	109	110	110	111	111	112	112	113	113	114	114	115	115	116	117	117	118	118	119	119	120	120	121
	2.50	113	114	114	115	115	116	116	117	117	118	119	119	120	120	121	121	122	122	123	123	124	124	125
	2.60	117	118	118	119	120	120	121	121	122	122	123	123	124	124	125	125	126	127	127	128	128	129	129
	2.70	122	122	123	123	124	124	125	125	126	126	127	128	128	129	129	130	130	131	131	132	132	133	133
	2.80	126	126	127	127	128	128	129	130	130	131	131	132	132	133	133	134	134	135	135	136	137	137	138
	2.90	130	131	131	132	132	133	133	134	134	135	135	136	136	137	138	138	139	139	140	140	141	141	142
	3.00	134	135	135	136	136	137	137	138	138	139	140	140	141	141	142	142	143	143	144	144	145	146	146
	3.10	138	139	139	140	141	141	142	142	143	143	144	144	145	145	146	146	147	148	148	149	149	150	150
	3.20	143	143	144	144	145	145	146	146	147	147	148	149	149	150	150	151	151	152	152	153	153	154	154
	3.30	147	147	148	148	149	149	150	151	151	152	152	153	153	154	154	155	155	156	156	157	158	158	159
	3.40	151	152	152	153	153	154	154	155	155	156	156	157	157	158	159	159	160	160	161	161	162	162	163
	3.50	155	156	156	157	157	158	158	159	160	160	161	161	162	162	163	163	164	164	165	165	166	167	167
	3.60	159	160	160	161	162	162	163	163	164	164	165	165	166	166	167	167	168	169	169	170	170	171	171
	3.70	164	164	165	165	166	166	167	167	168	168	169	170	170	171	171	172	172	173	173	174	174	175	175

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.9 Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		250	275	300	325	350	375	400	425	450	475	500	525	550	575	600	625	650	675	700	725	750	775	800	825	850
	3.80	142	142	143	144	144	145	145	146	146	147	147	148	148	149	149	150	151	151	152	152	153	153	154	154	155
	3.90	146	147	147	148	148	149	149	150	150	151	152	152	153	153	154	154	155	155	156	156	157	157	158	159	159
	4.00	150	151	151	152	152	153	154	154	155	155	156	156	157	157	158	158	159	159	160	161	161	162	162	163	163
	4.10	155	155	156	156	157	157	158	158	159	159	160	160	161	162	162	163	163	164	164	165	165	166	166	167	167
	4.20	159	159	160	160	161	161	162	162	163	164	164	165	165	166	166	167	167	168	168	169	170	170	171	171	172
	4.30	163	163	164	165	165	166	166	167	167	168	168	169	169	170	170	171	172	172	173	173	174	174	175	175	176
	4.40	167	168	168	169	169	170	170	171	171	172	173	173	174	174	175	175	176	176	177	177	178	178	179	180	180
	4.50	171	172	172	173	173	174	175	175	176	176	177	177	178	178	179	179	180	180	181	182	182	183	183	184	184
	4.60	176	176	177	177	178	178	179	179	180	180	181	181	182	183	183	184	184	185	185	186	186	187	187	188	188
	4.70	180	180	181	181	182	182	183	184	184	185	185	186	186	187	187	188	188	189	189	190	191	191	192	192	193
	4.80	184	184	185	186	186	187	187	188	188	189	189	190	190	191	191	192	193	193	194	194	195	195	196	196	197
	4.90	188	189	189	190	190	191	191	192	192	193	194	194	195	195	196	196	197	197	198	198	199	199	200	201	201
	5.00	192	193	193	194	194	195	196	196	197	197	198	198	199	199	200	200	201	202	202	203	203	204	204	205	205
	5.10	197	197	198	198	199	199	200	200	201	201	202	202	203	204	204	205	205	206	206	207	207	208	208	209	209
	5.20	201	201	202	202	203	203	204	205	205	206	206	207	207	208	208	209	209	210	210	211	212	212	213	213	214
	5.30	205	205	206	207	207	208	208	209	209	210	210	211	211	212	212	213	214	214	215	215	216	216	217	217	218
	5.40	209	210	210	211	211	212	212	213	213	214	215	215	216	216	217	217	218	218	219	219	220	220	221	222	222
	5.50	213	214	214	215	216	216	217	217	218	218	219	219	220	220	221	221	222	223	223	224	224	225	225	226	226
	5.60	218	218	219	219	220	220	221	221	222	222	223	223	224	225	225	226	226	227	227	228	228	229	229	230	230
	5.70	222	222	223	223	224	224	225	226	226	227	227	228	228	229	229	230	230	231	231	232	233	233	234	234	235
	5.80	226	226	227	228	228	229	229	230	230	231	231	232	232	233	234	234	235	235	236	236	237	237	238	238	239
	5.90	230	231	231	232	232	233	233	234	234	235	236	236	237	237	238	238	239	239	240	240	241	241	242	243	243
	6.00	234	235	235	236	237	237	238	238	239	239	240	240	241	241	242	242	243	244	244	245	245	246	246	247	247
AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.10 Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		875	900	925	950	975	1000	1025	1050	1075	1100	1125	1150	1175	1200	1225	1250	1275	1300	1325	1350	1375	1400	1425
	3.80	155	156	156	157	158	158	159	159	160	160	161	161	162	162	163	163	164	165	165	166	166	167	167
	3.90	160	160	161	161	162	162	163	163	164	164	165	166	166	167	167	168	168	169	169	170	170	171	171
	4.00	164	164	165	165	166	166	167	168	168	169	169	170	170	171	171	172	172	173	174	174	175	175	176
	4.10	168	169	169	170	170	171	171	172	172	173	173	174	174	175	176	176	177	177	178	178	179	179	180
	4.20	172	173	173	174	174	175	175	176	177	177	178	178	179	179	180	180	181	181	182	182	183	184	184
	4.30	176	177	177	178	179	179	180	180	181	181	182	182	183	183	184	184	185	186	186	187	187	188	188
	4.40	181	181	182	182	183	183	184	184	185	185	186	187	187	188	188	189	189	190	190	191	191	192	192
	4.50	185	185	186	186	187	188	188	189	189	190	190	191	191	192	192	193	193	194	195	195	196	196	197
	4.60	189	190	190	191	191	192	192	193	193	194	194	195	195	196	197	197	198	198	199	199	200	200	201
	4.70	193	194	194	195	195	196	196	197	198	198	199	199	200	200	201	201	202	202	203	203	204	205	205
	4.80	197	198	198	199	200	200	201	201	202	202	203	203	204	204	205	206	206	207	207	208	208	209	209
	4.90	202	202	203	203	204	204	205	205	206	206	207	208	208	209	209	210	210	211	211	212	212	213	213
	5.00	206	206	207	207	208	209	209	210	210	211	211	212	212	213	213	214	214	215	216	216	217	217	218
	5.10	210	211	211	212	212	213	213	214	214	215	215	216	216	217	218	218	219	219	220	220	221	221	222
	5.20	214	215	215	216	216	217	217	218	219	219	220	220	221	221	222	222	223	223	224	224	225	226	226
	5.30	218	219	220	220	221	221	222	222	223	223	224	224	225	225	226	227	227	228	228	229	229	230	230
	5.40	223	223	224	224	225	225	226	226	227	227	228	229	229	230	230	231	231	232	232	233	233	234	234
	5.50	227	227	228	228	229	230	230	231	231	232	232	233	233	234	234	235	235	236	237	237	238	238	239
	5.60	231	232	232	233	233	234	234	235	235	236	236	237	238	238	239	239	240	240	241	241	242	242	243
	5.70	235	236	236	237	237	238	238	239	240	240	241	241	242	242	243	243	244	244	245	245	246	247	247
	5.80	239	240	241	241	242	242	243	243	244	244	245	245	246	246	247	248	248	249	249	250	250	251	251
	5.90	244	244	245	245	246	246	247	247	248	248	249	250	250	251	251	252	252	253	253	254	254	255	256
	6.00	248	248	249	249	250	251	251	252	252	253	253	254	254	255	255	256	256	257	258	258	259	259	260

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.11 Metal Price Sensitivity Analysis - Reserve Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		1450	1475	1500	1525	1550	1575	1600	1625	1650	1675	1700	1725	1750	1775	1800	1825	1850	1875	1900	1925	1950	1975	2000
	3.80	168	168	169	169	170	170	171	172	172	173	173	174	174	175	175	176	176	177	178	178	179	179	180
	3.90	172	173	173	174	174	175	175	176	176	177	177	178	178	179	180	180	181	181	182	182	183	183	184
	4.00	176	177	177	178	178	179	179	180	181	181	182	182	183	183	184	184	185	185	186	186	187	188	188
	4.10	180	181	181	182	183	183	184	184	185	185	186	186	187	187	188	188	189	190	190	191	191	192	192
	4.20	185	185	186	186	187	187	188	188	189	189	190	191	191	192	192	193	193	194	194	195	195	196	196
	4.30	189	189	190	190	191	192	192	193	193	194	194	195	195	196	196	197	197	198	199	199	200	200	201
	4.40	193	194	194	195	195	196	196	197	197	198	198	199	199	200	201	201	202	202	203	203	204	204	205
	4.50	197	198	198	199	199	200	200	201	202	202	203	203	204	204	205	205	206	206	207	207	208	209	209
	4.60	201	202	202	203	204	204	205	205	206	206	207	207	208	208	209	210	210	211	211	212	212	213	213
	4.70	206	206	207	207	208	208	209	209	210	210	211	212	212	213	213	214	214	215	215	216	216	217	217
	4.80	210	210	211	211	212	213	213	214	214	215	215	216	216	217	217	218	218	219	220	220	221	221	222
	4.90	214	215	215	216	216	217	217	218	218	219	219	220	220	221	222	222	223	223	224	224	225	225	226
	5.00	218	219	219	220	220	221	221	222	223	223	224	224	225	225	226	226	227	227	228	228	229	230	230
	5.10	222	223	224	224	225	225	226	226	227	227	228	228	229	229	230	231	231	232	232	233	233	234	234
	5.20	227	227	228	228	229	229	230	230	231	231	232	233	233	234	234	235	235	236	236	237	237	238	238
	5.30	231	231	232	232	233	234	234	235	235	236	236	237	237	238	238	239	239	240	241	241	242	242	243
	5.40	235	236	236	237	237	238	238	239	239	240	240	241	242	242	243	243	244	244	245	245	246	246	247
	5.50	239	240	240	241	241	242	242	243	244	244	245	245	246	246	247	247	248	248	249	249	250	251	251
	5.60	243	244	245	245	246	246	247	247	248	248	249	249	250	250	251	252	252	253	253	254	254	255	255
	5.70	248	248	249	249	250	250	251	251	252	252	253	254	254	255	255	256	256	257	257	258	258	259	260
	5.80	252	252	253	253	254	255	255	256	256	257	257	258	258	259	259	260	260	261	262	262	263	263	264
	5.90	256	257	257	258	258	259	259	260	260	261	261	262	263	263	264	264	265	265	266	266	267	267	268
	6.00	260	261	261	262	262	263	263	264	265	265	266	266	267	267	268	268	269	269	270	270	271	272	272

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.18.3	Life of Mine (Sensitivity) Case

The Life of Mine (Sensitivity) Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the project.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment.  Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

The after tax NPV at 8% discount rate attributable to Entrée for the Life of Mine (Sensitivity) Case is $176 M.  Table 23.18.12 summarizes the financial results of the Life of Mine (Sensitivity) Case.  Cumulative cash flow for the Life of Mine (Sensitivity) Case is depicted in Figure 23.18.2.  A complete cash flow is provided in Table 23.18.13.  Project sensitivities are summarised in Table 23.18.14 and detailed in Table 23.18.15  to Table 23.18.20.

Table 23.18.12 Life of Mine (Sensitivity) Case Entrée Financial Results
		Before Taxation	After Taxation
Net Present Value (US$M)	Undiscounted	2336	1546
	5%	521	352
	8%	258	176
	10%	170	117
	15%	68	47

Figure 23.18.2
Life of Mine (Sensitivity) Case Entrée Cumulative Cash Flow

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.13 Life of Mine (Sensitivity) Case Entrée Cash Flow
Cash Flow Statement		-3	-2	-1	1	2	3	4	5	6 to 10	11 to 20	21 to Life of Mine	Total
Gross Revenue	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.7	1.1	8.6	723.4	4 499	5 233
Realization Costs	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	-0.1	-1.1	-92.8	-566	-660
Net Sales Revenue	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.6	1.0	7.5	630.6	3 933	4 573
Site Operating Costs	$M
Mining	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	-0.1	-0.5	-52.3	-669	-722
Processing	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.3	-25.1	-443	-469
General and Administration Costs	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	-12.3	-217	-230
Total Site Operating Costs	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	-0.2	-0.9	-89.7	-1 330	-1 421
Net Profit Before Income Tax	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.8	6.6	540.9	2 603	3 152
Income Tax	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	-0.2	-1.7	-135.2	-653	-790
Net Profit After Income Tax	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.6	5.0	405.7	1 951	2 362
Capital Contributions	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	-0.1	-6.3	-104.0	-649	-760
Net After Tax Cash Flow Before Financing	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.5	-1.4	301.7	1 302	1 602
Ivanhoe Funding Including Interest	$M	0.0	0.0	0.0	0.0	0.0	0.0	-0.1	0.0	4.5	-7.3	-54	-57
Net After Tax Cash Flow After Financing	$M	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.5	3.1	294.4	1 248	1 546

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.14 Metal Price Sensitivity Life of Mine (Sensitivity) Case Entrée
After-tax Values NPV8 US$M	Gold Price/oz
Copper Price/lb	$750	$850	$1000	$1200	$1208	$1500	$1750	$2000
$1.50	108	115	126	142	142	165	184	204
$2.00	169	176	188	203	204	227	246	266
$2.50	230	238	250	265	266	289	308	328
$3.13	308	316	328	343	344	367	386	406
$3.23	321	328	340	356	356	379	399	418
$3.50	354	362	374	389	390	413	432	452
$4.00	416	424	436	451	452	475	495	514
$5.00	541	549	560	576	577	600	619	639
$6.00	665	673	685	701	701	724	744	764

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.15 Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		250	275	300	325	350	375	400	425	450	475	500	525	550	575	600	625	650	675	700	725	750	775	800	825	850
	1.50	81	83	84	85	86	87	89	90	91	92	93	95	96	97	98	100	101	103	105	106	108	110	112	114	115
	1.60	92	93	94	95	97	98	99	100	101	102	104	105	106	108	110	111	113	115	116	118	120	122	124	125	127
	1.70	102	103	104	106	107	108	109	110	112	113	115	116	118	120	121	123	125	127	128	130	132	134	136	138	140
	1.80	113	114	115	116	117	119	120	121	123	125	126	128	130	131	133	135	137	139	141	142	144	146	148	150	152
	1.90	123	124	125	127	128	130	131	133	135	136	138	140	142	144	145	147	149	151	153	155	157	158	160	162	164
	2.00	134	135	137	138	140	142	143	145	147	148	150	152	154	156	158	159	161	163	165	167	169	171	173	174	176
	2.10	145	147	148	150	152	153	155	157	159	161	162	164	166	168	170	172	174	175	177	179	181	183	185	187	189
	2.20	157	159	160	162	164	165	167	169	171	173	175	176	178	180	182	184	186	188	190	191	193	195	197	199	201
	2.30	169	170	172	174	176	178	179	181	183	185	187	189	191	192	194	196	198	200	202	204	206	208	210	211	213
	2.40	181	182	184	186	188	190	192	193	195	197	199	201	203	205	207	208	210	212	214	216	218	220	222	224	226
	2.50	193	195	196	198	200	202	204	206	208	209	211	213	215	217	219	221	223	225	227	228	230	232	234	236	238
	2.60	205	207	209	210	212	214	216	218	220	222	224	225	227	229	231	233	235	237	239	241	243	245	247	248	250
	2.70	217	219	221	223	225	226	228	230	232	234	236	238	240	242	244	245	247	249	251	253	255	257	259	261	263
	2.80	229	231	233	235	237	239	241	242	244	246	248	250	252	254	256	258	260	262	264	265	267	269	271	273	275
	2.90	242	243	245	247	249	251	253	255	257	259	261	262	264	266	268	270	272	274	276	278	280	282	284	286	288
	3.00	254	256	258	259	261	263	265	267	269	271	273	275	277	279	281	282	284	286	288	290	292	294	296	298	300
	3.10	266	268	270	272	274	276	278	279	281	283	285	287	289	291	293	295	297	299	301	303	305	306	308	310	312
	3.20	278	280	282	284	286	288	290	292	294	296	298	299	301	303	305	307	309	311	313	315	317	319	321	323	325
	3.30	291	293	295	296	298	300	302	304	306	308	310	312	314	316	318	320	322	323	325	327	329	331	333	335	337
	3.40	303	305	307	309	311	313	315	316	318	320	322	324	326	328	330	332	334	336	338	340	342	344	346	348	349
	3.50	315	317	319	321	323	325	327	329	331	333	335	337	339	340	342	344	346	348	350	352	354	356	358	360	362
	3.60	328	330	332	333	335	337	339	341	343	345	347	349	351	353	355	357	359	361	363	365	366	368	370	372	374
	3.70	340	342	344	346	348	350	352	354	356	357	359	361	363	365	367	369	371	373	375	377	379	381	383	385	387

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.16 Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		875	900	925	950	975	1000	1025	1050	1075	1100	1125	1150	1175	1200	1225	1250	1275	1300	1325	1350	1375	1400	1425
	1.50	117	119	121	123	125	126	128	130	132	134	136	138	140	142	143	145	147	149	151	153	155	157	159
	1.60	129	131	133	135	137	139	141	142	144	146	148	150	152	154	156	158	160	162	164	165	167	169	171
	1.70	141	143	145	147	149	151	153	155	157	159	160	162	164	166	168	170	172	174	176	178	180	182	184
	1.80	154	156	157	159	161	163	165	167	169	171	173	175	177	179	181	182	184	186	188	190	192	194	196
	1.90	166	168	170	172	174	176	177	179	181	183	185	187	189	191	193	195	197	199	201	203	204	206	208
	2.00	178	180	182	184	186	188	190	192	194	196	198	199	201	203	205	207	209	211	213	215	217	219	221
	2.10	191	193	194	196	198	200	202	204	206	208	210	212	214	216	218	220	221	223	225	227	229	231	233
	2.20	203	205	207	209	211	213	215	216	218	220	222	224	226	228	230	232	234	236	238	240	242	244	246
	2.30	215	217	219	221	223	225	227	229	231	233	235	237	238	240	242	244	246	248	250	252	254	256	258
	2.40	228	230	232	233	235	237	239	241	243	245	247	249	251	253	255	257	259	261	263	264	266	268	270
	2.50	240	242	244	246	248	250	252	254	255	257	259	261	263	265	267	269	271	273	275	277	279	281	283
	2.60	252	254	256	258	260	262	264	266	268	270	272	274	276	278	280	281	283	285	287	289	291	293	295
	2.70	265	267	269	271	272	274	276	278	280	282	284	286	288	290	292	294	296	298	300	302	304	306	307
	2.80	277	279	281	283	285	287	289	291	293	295	297	298	300	302	304	306	308	310	312	314	316	318	320
	2.90	289	291	293	295	297	299	301	303	305	307	309	311	313	315	317	319	321	323	324	326	328	330	332
	3.00	302	304	306	308	310	312	314	315	317	319	321	323	325	327	329	331	333	335	337	339	341	343	345
	3.10	314	316	318	320	322	324	326	328	330	332	334	336	338	340	341	343	345	347	349	351	353	355	357
	3.20	327	329	331	332	334	336	338	340	342	344	346	348	350	352	354	356	358	360	362	364	366	368	370
	3.30	339	341	343	345	347	349	351	353	355	357	358	360	362	364	366	368	370	372	374	376	378	380	382
	3.40	351	353	355	357	359	361	363	365	367	369	371	373	375	377	379	381	383	385	387	388	390	392	394
	3.50	364	366	368	370	372	374	375	377	379	381	383	385	387	389	391	393	395	397	399	401	403	405	407
	3.60	376	378	380	382	384	386	388	390	392	394	396	398	400	402	404	406	407	409	411	413	415	417	419
	3.70	389	391	392	394	396	398	400	402	404	406	408	410	412	414	416	418	420	422	424	426	428	430	432

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.17 Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		1450	1475	1500	1525	1550	1575	1600	1625	1650	1675	1700	1725	1750	1775	1800	1825	1850	1875	1900	1925	1950	1975	2000
	1.50	161	163	165	167	169	170	172	174	176	178	180	182	184	186	188	190	192	194	196	198	200	202	204
	1.60	173	175	177	179	181	183	185	187	189	191	193	195	196	198	200	202	204	206	208	210	212	214	216
	1.70	186	187	189	191	193	195	197	199	201	203	205	207	209	211	213	215	217	219	221	223	224	226	228
	1.80	198	200	202	204	206	208	210	212	213	215	217	219	221	223	225	227	229	231	233	235	237	239	241
	1.90	210	212	214	216	218	220	222	224	226	228	230	232	234	236	238	240	241	243	245	247	249	251	253
	2.00	223	225	227	229	230	232	234	236	238	240	242	244	246	248	250	252	254	256	258	260	262	264	266
	2.10	235	237	239	241	243	245	247	249	251	253	255	257	258	260	262	264	266	268	270	272	274	276	278
	2.20	247	249	251	253	255	257	259	261	263	265	267	269	271	273	275	277	279	281	283	285	287	288	290
	2.30	260	262	264	266	268	270	272	274	275	277	279	281	283	285	287	289	291	293	295	297	299	301	303
	2.40	272	274	276	278	280	282	284	286	288	290	292	294	296	298	300	302	304	305	307	309	311	313	315
	2.50	285	287	289	291	292	294	296	298	300	302	304	306	308	310	312	314	316	318	320	322	324	326	328
	2.60	297	299	301	303	305	307	309	311	313	315	317	319	321	322	324	326	328	330	332	334	336	338	340
	2.70	309	311	313	315	317	319	321	323	325	327	329	331	333	335	337	339	341	343	345	347	349	350	352
	2.80	322	324	326	328	330	332	334	336	337	339	341	343	345	347	349	351	353	355	357	359	361	363	365
	2.90	334	336	338	340	342	344	346	348	350	352	354	356	358	360	362	364	366	367	369	371	373	375	377
	3.00	347	349	351	353	354	356	358	360	362	364	366	368	370	372	374	376	378	380	382	384	386	388	390
	3.10	359	361	363	365	367	369	371	373	375	377	379	381	383	384	386	388	390	392	394	396	398	400	402
	3.20	371	373	375	377	379	381	383	385	387	389	391	393	395	397	399	401	403	405	407	409	411	413	415
	3.30	384	386	388	390	392	394	396	398	400	401	403	405	407	409	411	413	415	417	419	421	423	425	427
	3.40	396	398	400	402	404	406	408	410	412	414	416	418	420	422	424	426	428	430	432	434	436	437	439
	3.50	409	411	413	415	417	419	420	422	424	426	428	430	432	434	436	438	440	442	444	446	448	450	452
	3.60	421	423	425	427	429	431	433	435	437	439	441	443	445	447	449	451	453	455	457	459	460	462	464
	3.70	434	436	438	440	441	443	445	447	449	451	453	455	457	459	461	463	465	467	469	471	473	475	477

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.18 Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		250	275	300	325	350	375	400	425	450	475	500	525	550	575	600	625	650	675	700	725	750	775	800	825	850
	3.80	352	354	356	358	360	362	364	366	368	370	372	374	376	378	380	382	383	385	387	389	391	393	395	397	399
	3.90	365	367	369	371	373	374	376	378	380	382	384	386	388	390	392	394	396	398	400	402	404	406	408	410	412
	4.00	377	379	381	383	385	387	389	391	393	395	397	399	401	402	404	406	408	410	412	414	416	418	420	422	424
	4.10	390	392	393	395	397	399	401	403	405	407	409	411	413	415	417	419	421	423	425	427	429	431	433	434	436
	4.20	402	404	406	408	410	412	414	416	418	420	422	423	425	427	429	431	433	435	437	439	441	443	445	447	449
	4.30	414	416	418	420	422	424	426	428	430	432	434	436	438	440	442	444	446	448	450	452	454	455	457	459	461
	4.40	427	429	431	433	435	437	439	441	443	444	446	448	450	452	454	456	458	460	462	464	466	468	470	472	474
	4.50	439	441	443	445	447	449	451	453	455	457	459	461	463	465	467	469	471	473	475	476	478	480	482	484	486
	4.60	452	454	456	458	460	462	463	465	467	469	471	473	475	477	479	481	483	485	487	489	491	493	495	497	499
	4.70	464	466	468	470	472	474	476	478	480	482	484	486	488	490	492	494	496	497	499	501	503	505	507	509	511
	4.80	477	479	481	483	484	486	488	490	492	494	496	498	500	502	504	506	508	510	512	514	516	518	520	522	524
	4.90	489	491	493	495	497	499	501	503	505	507	509	511	513	515	517	518	520	522	524	526	528	530	532	534	536
	5.00	502	504	505	507	509	511	513	515	517	519	521	523	525	527	529	531	533	535	537	539	541	543	545	547	549
	5.10	514	516	518	520	522	524	526	528	530	532	534	536	538	539	541	543	545	547	549	551	553	555	557	559	561
	5.20	526	528	530	532	534	536	538	540	542	544	546	548	550	552	554	556	558	560	562	564	566	568	570	572	574
	5.30	539	541	543	545	547	549	551	553	555	557	559	560	562	564	566	568	570	572	574	576	578	580	582	584	586
	5.40	551	553	555	557	559	561	563	565	567	569	571	573	575	577	579	581	583	585	587	589	591	593	595	596	598
	5.50	564	566	568	570	572	574	576	578	580	581	583	585	587	589	591	593	595	597	599	601	603	605	607	609	611
	5.60	576	578	580	582	584	586	588	590	592	594	596	598	600	602	604	606	608	610	612	614	616	617	619	621	623
	5.70	589	591	593	595	597	599	601	602	604	606	608	610	612	614	616	618	620	622	624	626	628	630	632	634	636
	5.80	601	603	605	607	609	611	613	615	617	619	621	623	625	627	629	631	633	635	637	638	640	642	644	646	648
	5.90	614	616	618	620	622	623	625	627	629	631	633	635	637	639	641	643	645	647	649	651	653	655	657	659	661
	6.00	626	628	630	632	634	636	638	640	642	644	646	648	650	652	654	656	658	659	661	663	665	667	669	671	673

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.19 Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		875	900	925	950	975	1000	1025	1050	1075	1100	1125	1150	1175	1200	1225	1250	1275	1300	1325	1350	1375	1400	1425
	3.80	401	403	405	407	409	411	413	415	417	419	421	423	425	427	428	430	432	434	436	438	440	442	444
	3.90	413	415	417	419	421	423	425	427	429	431	433	435	437	439	441	443	445	447	449	451	453	455	457
	4.00	426	428	430	432	434	436	438	440	442	444	446	448	449	451	453	455	457	459	461	463	465	467	469
	4.10	438	440	442	444	446	448	450	452	454	456	458	460	462	464	466	468	470	472	474	476	478	480	482
	4.20	451	453	455	457	459	461	463	465	467	469	470	472	474	476	478	480	482	484	486	488	490	492	494
	4.30	463	465	467	469	471	473	475	477	479	481	483	485	487	489	491	493	495	497	499	501	503	504	506
	4.40	476	478	480	482	484	486	488	490	491	493	495	497	499	501	503	505	507	509	511	513	515	517	519
	4.50	488	490	492	494	496	498	500	502	504	506	508	510	512	514	516	518	520	522	524	525	527	529	531
	4.60	501	503	505	507	509	511	512	514	516	518	520	522	524	526	528	530	532	534	536	538	540	542	544
	4.70	513	515	517	519	521	523	525	527	529	531	533	535	537	539	541	543	545	546	548	550	552	554	556
	4.80	526	528	530	532	533	535	537	539	541	543	545	547	549	551	553	555	557	559	561	563	565	567	569
	4.90	538	540	542	544	546	548	550	552	554	556	558	560	562	564	566	568	569	571	573	575	577	579	581
	5.00	551	553	554	556	558	560	562	564	566	568	570	572	574	576	578	580	582	584	586	588	590	592	594
	5.10	563	565	567	569	571	573	575	577	579	581	583	585	587	589	590	592	594	596	598	600	602	604	606
	5.20	575	577	579	581	583	585	587	589	591	593	595	597	599	601	603	605	607	609	611	613	615	617	619
	5.30	588	590	592	594	596	598	600	602	604	606	608	610	611	613	615	617	619	621	623	625	627	629	631
	5.40	600	602	604	606	608	610	612	614	616	618	620	622	624	626	628	630	632	634	636	638	640	642	644
	5.50	613	615	617	619	621	623	625	627	629	631	632	634	636	638	640	642	644	646	648	650	652	654	656
	5.60	625	627	629	631	633	635	637	639	641	643	645	647	649	651	653	655	657	659	661	663	665	667	669
	5.70	638	640	642	644	646	648	650	652	653	655	657	659	661	663	665	667	669	671	673	675	677	679	681
	5.80	650	652	654	656	658	660	662	664	666	668	670	672	674	676	678	680	682	684	686	688	690	692	693
	5.90	663	665	667	669	671	673	674	676	678	680	682	684	686	688	690	692	694	696	698	700	702	704	706
	6.00	675	677	679	681	683	685	687	689	691	693	695	697	699	701	703	705	707	709	711	713	715	716	718

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.20 Metal Price Sensitivity Analysis - Life of Mine (Sensitivity) Case - Entrée After Tax NPV8 (US$M)
		Gold US$/oz
Copper US$/lb		1450	1475	1500	1525	1550	1575	1600	1625	1650	1675	1700	1725	1750	1775	1800	1825	1850	1875	1900	1925	1950	1975	2000
	3.80	446	448	450	452	454	456	458	460	462	464	466	468	470	472	474	476	478	480	481	483	485	487	489
	3.90	459	461	462	464	466	468	470	472	474	476	478	480	482	484	486	488	490	492	494	496	498	500	502
	4.00	471	473	475	477	479	481	483	485	487	489	491	493	495	497	499	501	502	504	506	508	510	512	514
	4.10	483	485	487	489	491	493	495	497	499	501	503	505	507	509	511	513	515	517	519	521	523	525	527
	4.20	496	498	500	502	504	506	508	510	512	514	516	518	520	522	523	525	527	529	531	533	535	537	539
	4.30	508	510	512	514	516	518	520	522	524	526	528	530	532	534	536	538	540	542	544	546	548	550	552
	4.40	521	523	525	527	529	531	533	535	537	539	541	543	544	546	548	550	552	554	556	558	560	562	564
	4.50	533	535	537	539	541	543	545	547	549	551	553	555	557	559	561	563	565	567	569	571	573	575	577
	4.60	546	548	550	552	554	556	558	560	562	564	565	567	569	571	573	575	577	579	581	583	585	587	589
	4.70	558	560	562	564	566	568	570	572	574	576	578	580	582	584	586	588	590	592	594	596	598	600	602
	4.80	571	573	575	577	579	581	583	585	587	588	590	592	594	596	598	600	602	604	606	608	610	612	614
	4.90	583	585	587	589	591	593	595	597	599	601	603	605	607	609	611	613	615	617	619	621	623	625	627
	5.00	596	598	600	602	604	606	608	609	611	613	615	617	619	621	623	625	627	629	631	633	635	637	639
	5.10	608	610	612	614	616	618	620	622	624	626	628	630	632	634	636	638	640	642	644	646	648	649	651
	5.20	621	623	625	627	629	630	632	634	636	638	640	642	644	646	648	650	652	654	656	658	660	662	664
	5.30	633	635	637	639	641	643	645	647	649	651	653	655	657	659	661	663	665	667	669	670	672	674	676
	5.40	646	648	650	651	653	655	657	659	661	663	665	667	669	671	673	675	677	679	681	683	685	687	689
	5.50	658	660	662	664	666	668	670	672	674	676	678	680	682	684	686	688	690	691	693	695	697	699	701
	5.60	671	672	674	676	678	680	682	684	686	688	690	692	694	696	698	700	702	704	706	708	710	712	714
	5.70	683	685	687	689	691	693	695	697	699	701	703	705	707	709	711	713	714	716	718	720	722	724	726
	5.80	695	697	699	701	703	705	707	709	711	713	715	717	719	721	723	725	727	729	731	733	735	737	739
	5.90	708	710	712	714	716	718	720	722	724	726	728	730	732	734	735	737	739	741	743	745	747	749	751
	6.00	720	722	724	726	728	730	732	734	736	738	740	742	744	746	748	750	752	754	756	758	760	762	764

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.18.4	Additional Analysis

Under the assumptions of the economic analysis, the Life of Mine (Sensitivity) Case produces over 100% more copper and gold production than the Reserve Case and adds a fourth revenue stream from Molybdenum.  Despite this, on an NPV basis, the Life of Mine (Sensitivity) Case shows only a 25% increase in project value.

Figure 23.18.3 depicts the annual contributions to the total NPV of the Life of Mine (Sensitivity) Case contrasted against the impact of the discounting of $1 earned in the future at an 8% discount rate.  Table 23.18.21 provides a summary of the key physicals of each mining area and their contributions to the Net Present Value of the Life of Mine (Sensitivity) Case.  The NPV of the non-mining capital expenditure and other costs (principally government taxation, fees and charges) is also shown.

Oyu Tolgoi has a large Mineral Resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.  When broken down, the Life of Mine (Sensitivity) Case currently includes ore from seven distinct mining areas and, although the development of some of these areas are interdependent, most represent separate investment decisions to be made at some future time.

The implication is that the extensive nature of the resource will allow management the flexibility to continually re-evaluate and redefine the long term development path for the Oyu Tolgoi mining district.  In this manner, the returns to stakeholders can be optimized in response to changes in the economic climate, technical developments, operating performance and resource growth.

Table 23.18.21 Results by Deposit – Life of Mine (Sensitivity) Case
	Mining Areas (After Operating Costs and Mine Capital)					Capital and Other Costs (Excl. Mining)	Total
	Southern Oyu	Hugo Lift 1	Hugo Lift 2	Hugo South	Heruga
First Tonne Milled (Year)	1	1	12	13	28		1
Last Tonne Milled (Year)	60	21	52	36	60		60
Ore Milled	955 064	439 167	733 284	270 763	615 388		3 013 666
Copper Feed Grade	0.49	1.92	1.12	1.12	0.41		0.89
Gold Feed Grade	0.35	0.42	0.32	0.06	0.46		0.35
Contained Copper in conc.(000 lbs)	8 379 614	17 141 295	16 408 758	5 998 365	4 537 742		52 465 774
Contained Gold in conc. (oz)	8 222 505	4 975 105	6 172 588	396 863	6 603 537		26 370 598
Contribution to NPV (8%) (US$’000)	2 295 801	7 041 593	1 367 429	334 625	9 019	-6 243 319	4 805 148

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.3
Annual NPV Contributions – Life of Mine (Sensitivity) Case

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.18.5	Heruga Options Comparison

The Heruga deposit, as currently shown in the IDP10, is mined over 30 years into the mine’s operation.  On a discounted cash flow Net Present Value basis, it currently has little impact on the economics of the Project.  Management will have the flexibility to determine when this deposit comes into operation.  Heruga provides considerable additional flexibility to management in that it is a completely stand alone underground operation, independent of any other underground works.  It shares no underground infrastructure with the other underground mines and can be developed in parallel with those deposits.

Initial work has been completed on developing Heruga as a smaller, higher grade underground mine and reducing the capital infrastructure required.  This work has shown that developing Heruga as a smaller mine provides comparable economic value to the larger case included in IDP10.

Figure 23.18.4 to Figure 23.18.6 show the production comparisons between a small and large Heruga underground operation. The comparison has been prepared assuming that each case has the same start date with discounting beginning from the time of the investment decision..

Table 23.18.22 details the assumptions used for the Heruga Large Case vs Heruga Small Case comparison.  The results are shown as a Pretax NPV8%in $M.  The sensitivities of the Delta for the Total Heruga between the two cases at a range of metal prices is shown in Table 23.18.23. The Pretax NPV8% value is calculated by subtracting the Large Case from the Small Case. Where the value is positive the Small Case is higher and where the value is negative the Large Case is higher. The comparison suggests that at $2.00/lb copper the Small Case has a higher value down to $500/oz gold and at $850/oz gold the value of the Large Case is higher down to $1.50/lb copper.

The Entrée results of the Heruga comparative analysis are shown in Table 23.18.24 and the Delta calculation is shown in Table 23.18.25. The Entrée results as Pretax NPV8% for the Large Case and the Small Case for a range of metal prices is shown in Table 23.18.26 and Table 23.18.27. The Entrée results indicate that in most metal prices combinations the Large Case provides Entrée the largest value. The terms of the Entrée-Ivanhoe Joint Venture Agreement allows Entrée to elect to have Ivanhoe carry their share of development costs through a debt financing arrangement for this reason the Entrée NPV is always positive. The Small Case has higher grades than the Large Case and hence the Small Case provides a higher margin on a per tonne basis but as the Large Case production rate is higher the total cash flow and hence NPV is higher for all the metal price sensitivities.

This analysis indicates some of the options that are available for Heruga and IDP10 recomends that study work on Heruga continue.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.22 Comparative – Total Heruga - Large Case vs Small Case
Trade Off Assumptions	Mined kt	Cu %	Au g/t	Mo ppm	Cu (lb)	Au (oz)	UG Operating Cost $/t	Initial Capex	Other Capex	Capex $/ t
Large Case	615 388	0.41	0.46	126.52	4538	6604	4.42	1102	2987	6.64
Small Case	182 279	0.46	0.73	136.16	1550	3218	4.67	557	1106	9.12
Copper Price	$2.00
Gold Price	$850
Large Case NPV (8%)					US$757 M
Small Case NPV (8%)					US$486 M
Delta in NPV of Small Case v Large Case					US$(272) M
Pre tax values, Discounted from beginning of investment decision.

Table 23.18.23 Total Heruga - Small Case vs Large Case PreTax NPV 8% $M Delta Metal Price Sensitivities
Metal Price Copper/Gold	500	600	700	850	900	1000	1100	1200	1300	1400	1500
1.50	322	238	154	27	-15	-99	-183	-267	-352	-436	-520
1.60	263	178	94	-32	-74	-159	-243	-327	-411	-496	-580
1.70	203	118	34	-92	-134	-219	-303	-387	-471	-556	-640
1.80	143	59	-26	-152	-194	-278	-363	-447	-531	-615	-700
1.90	83	-1	-85	-212	-254	-338	-422	-507	-591	-675	-759
2.00	23	-61	-145	-272	-314	-398	-482	-566	-651	-735	-819
2.25	-126	-210	-295	-421	-463	-547	-632	-716	-800	-884	-969
2.50	-276	-360	-444	-571	-613	-697	-781	-865	-950	-1,034	-1,118
2.75	-425	-510	-594	-720	-762	-847	-931	-1,015	-1,099	-1,184	-1,268
3.00	-575	-659	-743	-870	-912	-996	-1,080	-1,165	-1,249	-1,333	-1,417
3.25	-724	-809	-893	-1,019	-1,061	-1,146	-1,230	-1,314	-1,398	-1,483	-1,567
3.50	-874	-958	-1,042	-1,169	-1,211	-1,295	-1,379	-1,464	-1,548	-1,632	-1,716
Pre tax values, Discounted from beginning of investment decision, Delta calculated by subtracting Large Case value from Small Case value.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.24 Comparative – Entrée Heruga – Large Case vs Small Small Case
Trade Off Assumptions	Mined kt	Cu %	Au g/t	Mo ppm	Cu (lb)	Au (oz)	UG Operating Cost $/t	Initial Capex	Other Capex	Capex $/ t
Large Case	615 388	0.41	0.46	126.52	4538	6604	4.42	220	597	1.33
Small Case	182 279	0.46	0.73	136.16	1550	3218	4.67	111	221	1.82
Copper Price	$2.00
Gold Price	$850
Large Case NPV (8%)					US$111 M
Small Case NPV (8%)					US$71 M
Delta in NPV of Small Case v Large Case					US$(40) M
Pre tax values, Discounted from beginning of investment decision.

Table 23.18.25 Entrée Heruga Small Case vs Large Case PreTax NPV 8% $M Delta Metal Price Sensitivities
Metal Price Copper/Gold	500	600	700	850	900	1000	1100	1200	1300	1400	1500
1.50	-5	-0	4	-4	-8	-17	-27	-38	-48	-60	-71
1.60	-5	3	-0	-11	-15	-25	-35	-46	-57	-68	-79
1.70	-2	-0	-6	-18	-22	-32	-43	-54	-65	-76	-88
1.80	-0	-5	-12	-25	-30	-40	-51	-62	-73	-85	-96
1.90	-5	-11	-18	-32	-38	-48	-59	-70	-82	-93	-105
2.00	-10	-17	-25	-40	-45	-56	-67	-79	-90	-102	-114
2.25	-25	-34	-44	-60	-66	-77	-88	-100	-111	-123	-135
2.50	-43	-53	-64	-81	-86	-98	-109	-121	-133	-145	-157
2.75	-62	-73	-84	-102	-107	-119	-131	-142	-154	-166	-178
3.00	-82	-94	-105	-123	-128	-140	-152	-164	-176	-188	-200
3.25	-103	-115	-126	-144	-150	-162	-174	-186	-198	-210	-222
3.50	-124	-136	-147	-165	-171	-183	-195	-207	-219	-232	-244
Pre tax values, Discounted from beginning of investment decision, Delta calculated by subtracting Large Case value from Small Case value.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Table 23.18.26 Entrée Heruga Large Case PreTax NPV 8% $M Metal Price Sensitivities
Metal Price Copper/Gold	500	600	700	850	900	1000	1100	1200	1300	1400	1500
1.50	13	15	21	48	58	80	103	127	151	177	202
1.60	14	17	31	59	70	93	116	141	165	191	216
1.70	16	24	42	72	83	106	130	155	180	205	231
1.80	18	34	53	84	96	119	144	169	194	219	245
1.90	27	45	64	97	109	133	158	183	208	234	260
2.00	38	56	77	111	123	147	172	197	222	248	274
2.25	65	86	109	145	157	182	207	232	258	284	310
2.50	96	119	142	179	192	217	243	268	294	321	347
2.75	128	152	177	215	227	253	279	305	331	357	384
3.00	162	187	212	250	263	289	315	341	367	394	420
3.25	197	222	248	286	299	325	351	378	404	431	457
3.50	232	258	283	322	335	361	388	414	441	467	494
Pre tax values, Discounted from beginning of investment decision.

Table 23.18.27 Entrée Heruga Small Case Metal Price Sensitivities PreTax NPV 8% $M Metal Price Sensitivities
Metal Price Copper/Gold	500	600	700	850	900	1000	1100	1200	1300	1400	1500
1.50	8	15	26	43	50	62	76	89	103	117	131
1.60	9	19	31	49	55	68	81	95	109	123	137
1.70	14	24	36	54	60	74	87	101	115	129	143
1.80	18	29	41	60	66	79	93	106	120	135	149
1.90	23	34	46	65	72	85	98	112	126	140	155
2.00	27	39	51	71	77	91	104	118	132	146	161
2.25	40	52	65	84	91	105	119	133	147	161	175
2.50	53	66	79	99	105	119	133	147	162	176	190
2.75	66	79	93	113	120	134	148	162	176	191	205
3.00	80	93	107	127	134	148	163	177	191	206	220
3.25	94	108	121	142	149	163	177	192	206	221	235
3.50	108	122	136	157	164	178	192	207	221	236	250
Pre tax values, Discounted from beginning of investment decision.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.4
Heruga Production Comparison

Figure 23.18.5
Heruga Contained Copper In Concentrate Production Comparison

Figure 23.18.6
Heruga Contained Gold In Concentrate Production Comparison

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.18.6	Alternative Production Cases

Mining scenarios which are considered unlikely to change are pits 1 to 6 of Southern Oyu and Hugo North Lift 1.  The initial approval of the project effectively commits OT LLC to their development as is currently planned.

Southern Oyu pit 7 and pits 8 and 9, Heruga, Hugo South and the second lift in Hugo North are all separate investment decisions to be made in the future.  As such, they provide flexibility to management as these decisions will be based on future conditions, both in terms of the fiscal climate and the actual achieved Oyu Tolgoi operating conditions.  Heruga, Hugo South and the second lift in Hugo North all include Inferred Mineral Resources and, under the NI 43-101 guidelines, Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) or the alternative production cases will be realized.

There is further flexibility in the mining of Hugo South and Heruga.  Hugo South is presented as a block cave mining operation however initial work suggest it could be economically mined as an open pit  instead.  Comparative work has been undertaken to compare the two options and results show that an open pit mine delivers an economic result similar to mining the deposit as a block cave.

Heruga provides considerable additional flexibility to management in that it is a completely stand alone underground operation, independent of any other underground works and can be developed in parallel with those deposits.  Initial work has also been undertaken on developing Heruga as a smaller, higher grade underground mine with less capital infrastructure required.  This work has shown that developing Heruga as a smaller mine provides comparable economic value to the larger case included in IDP10.

Two alternative production cases were developed to begin to explore the flexibility inherent in the Heruga and Hugo South deposits.  In the first case, a smaller sized Heruga at 25 kt/d was brought into the mine plan in conjunction with operating Hugo South as an open pit.

The reduced capital development of a smaller Heruga and its independence from other underground development would allow underground crews associated with capital development to be moved to Heruga as soon as the initial underground development of Hugo North is completed.  The reduced time frame for pre-stripping Hugo South rather than developing it as an underground would allow the already established surface mine operation to expand to begin pre-stripping Hugo South quickly.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The operation could then look to a further expansion to the concentrator to accommodate a 213 kt/d operation around Year 11 of operations.  A production profile for this case (Alternative Production Case A) has been prepared but is at a conceptual level only and costings have not been prepared.  Alternative Production Case A is depicted in Figure 23.18.7, total annual production is 213 kt/d, incorporating Heruga as a 25 kt/d operation and Hugo South as an open pit mine.  The Life of Mine (Sensitivity) Case production is included in black for comparison.

In a similar approach, if the Heruga deposit remains in the larger form shown in the Life of Mine (Sensitivity) Case, an expansion would occur slightly later but would reach 265 kt/d.  This case has been called Alternative Production Case B and again is only at a conceptual level and costings have not been prepared.  The ultimate production rate for Alternative Production Case B is 265 kt/d and is shown in Figure 23.18.8.  The case uses Heruga as a 75 kt/d operation and Hugo South as an open pit mine.  The Life of Mine (Sensitivity) Case (black) and Alternative Production Case A (red) are included in for comparison.  There is a significant amount of study work to be carried out to verify the Life of Mine Life of Mine (Sensitivity) Case and the alternative production cases to increase the Mineral Resource confidence and identify suitable infrastructure capacities such as water.  These cases are discussed as it is considered that they demonstrate the options for the direction the Project’s long-term mine planning could take. The alternative option production scenarios split by mine and owner are shown in Figure 23.18.9 and Figure 23.18.10.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.7
Alternative Production Case A3 by Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
Figure 23.18.8
Alternative Production Case B4 by Owner

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

3 Under the NI 43-101 guidelines, Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

4 Under the NI 43-101 guidelines, Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.9
Alternative Production Case A5

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.
 Figure 23.18.10
Alternative Production Case B6

Entrée-Ivanhoe Joint Venture (EJV) total production values are shown.

5 Under the NI 43-101 guidelines, Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

6 Under the NI 43-101 guidelines, Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.18.7	Dynamic DCF and Real Option Analysis of the Life of Mine (Sensitivity) Case

The natural resource industries primarily use the Discounted Cash Flow (DCF) method to estimate project NPV.  This method uses an estimate of project cash flow to form a basis for calculating a project’s NPV or IRR.  These two parameters are often used as part of the process of analysing a project’s economic attractiveness. Key to the analysis is determining if project revenues are large enough to both cover project costs and provide an investor with sufficient compensation for project risk.  An important step in the calculation of DCF NPV is the discounting of the cash flows by a suitable discount rate which aggregates the effects of project risk and the time value of money.  Selection of a DCF discount rate may be done with a market model of asset returns such as the Capital Asset Pricing Model (CAPM) or an estimate of the Weighted Average Cost of Capital (WACC) for the project.

Entrée supplemented their own Discounted Cash Flow analysis for the Life of Mine Sensitivity Case in IDP10 by retaining the services of Ernst & Young LLP (“Ernst & Young”) to develop an alternative evaluation model calculating both Dynamic Discounted Cash Flow and Real Option NPVs for Entrée interest in the Oyu Tolgoi Project Life-Of-Mine (Sensitivity) Case (Dynamic DCF and Real Option evaluation model).  In this context, Ernst & Young provided a report to Entrée for Entrée’s private and confidential use.  The full report sets out Ernst & Young’s scope of work and conclusions.  This report is also subject to the assumptions, limitations and qualifications set out therein.  Entrée has prepared this summary to provide an overview of Ernst & Young’s mandate and conclusions after having reviewed and considered in its entirety the Ernst & Young analysis and conclusions that underlie the Ernst & Young report.  The following should be noted regarding the Ernst & Young Dynamic DCF and Real Option evaluation model:

•
Ernst & Young has relied upon the completeness, accuracy and fair presentation of all financial and other information obtained from public sources and information from Entrée and its consultants and advisors for purposes of developing the analysis.  Ernst & Young did not and has not attempted to verify the completeness or accuracy of the information.  As such, the analysis is conditional upon the completeness and accuracy of such information.

•
The Life of Mine (Sensitivity) Case provided by Entrée includes development of the later phases of the Oyu Tolgoi group of deposits (Heruga and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the experience obtained from developing and operating the initial phases of the project. Accordingly, the Life of Mine (Sensitivity) Case is effectively a Preliminary Assessment.  Also, insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on inferred mineral resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) will be realized.

•
The Dynamic DCF method is an extension of the standard Static DCF methodology whereby stochastic Monte Carlo simulation is used to describe uncertainty in selected model variables, such as metal prices, and thereby recognize the effect of these uncertainties on project cash flows.  The Dynamic DCF method uses the same discounting approach as the standard Static DCF method in which the recognition of both the time value of money and aggregate project risk is made through the process of discounting the net cash flow stream.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

•
The Real Option method is a NPV calculation method that is being investigated by some participants in the natural resource industries.  A key feature of its use is the application of a specific risk adjustment to each uncertainty modelled in the determination of risk adjusted cash flow with a follow-on adjustment for the time value of money.  It is not asserted that either the Real Option method or the Dynamic DCF method provides more insightful evaluation results than the other.

•
By Entrée’s instruction, the Ernst & Young analysis does not consider the possible effects that management flexibility may have on the Real Option analysis and its possible impact on project Net Present Value.

•
The Real Option and Dynamic DCF NPVs provided in this section cannot be considered a fair market value or fair value estimate under the guidelines of the Canadian Institute of Chartered Business Valuators as there may be other factors and risks that should be considered and other analyses to be performed when estimating such values.

The objective of the Ernst & Young analysis was to investigate whether additional insights about the project characteristics that influence long-term cash flow uncertainty and NPV could be gained by the use of stochastic Monte Carlo simulation and the Real Option method.  The analysis discussed the difference between the Real Option and DCF NPV methods and assessed how the unique cash flow uncertainty characteristics were recognized by the respective risk-adjustments of each method.

The calculation of NPV is predicated on adjusting or discounting the cash flows for the value effects of cash flow uncertainty and time.  This is done by the DCF method through combining these effects into a single aggregate risk-adjusted discount rate.  In industry, the choice of discount rate may be based on a financial market model of asset returns such as the Capital Asset Pricing Model or an estimate of a company’s Weighted Average Cost of Capital.

The same quantitative cash flow projection model used by the DCF method is used as a starting point by the Real Option method.  However, the cash flow model is then altered by the Real Option method through identifying and explicitly modelling the primary sources of cash-flow uncertainty, such as input and output prices.  A risk adjustment is applied to each individual uncertainty based on a framework combining applied finance theory and capital market information.  Risk-adjusted cash flow amounts are generated with these adjustments in place of the unaltered project net cash flow calculated by the DCF method.  If it is assumed that the Real Option process has recognized all uncertainties, the risk-adjusted cash flow is discounted for the time value of money (i.e. at the risk-free rate) to reach a Real Option NPV since this cash flow has already been adjusted for risk.  A residual project risk factor may also be applied in computing the risk-adjusted cash flow when some aspect of project uncertainty is not explicitly recognized under the Real Option methodology,

Due to its approach to risk adjustment, the effective net cash flow risk adjustment applied by the Real Option method is able to vary in response to the changes in cash flow uncertainty produced by the complex interaction of reverting and non-reverting metal price uncertainty, variable costs, mill feed grades, and a detailed tax, royalty and financing structure.

The Real Option and the DCF NPV methods are primarily differentiated by how cash flow uncertainty is translated into a risk adjustment which is then used to translate cash flows into an estimate of NPV.  Discussions about the Real Option method often emphasize the explicit recognition of management

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

flexibility by the Real Option approach as the primary difference between the two NPV methods.  However, this recognition of flexibility is not unique as the standard DCF model has been adapted for flexibility since at least the mid-1960s.

When management flexibility or non-linear cash flow effects are an important value influence, the basic Real Option process can be combined with numerical techniques to estimate project NPV.  These numerical techniques include lattice methods, finite difference techniques or flexible Monte Carlo simulation.

23.18.7.1	Metal Price Uncertainty Models

A reverting one-factor lognormal stochastic process is used to model uncertainty in copper and molybdenum prices.  Price reversion is the tendency for a metal spot price to fluctuate randomly around a long-term equilibrium level.  Prices that are much higher or lower than the long-term equilibrium price are hard to sustain when a metal price exhibits reversion because it is assumed that supply / demand forces in the economy move metal prices back into alignment.  Example simulation runs for the copper and molybdenum models are presented in Figure 23.18.11 and Figure 23.18.12.

In contrast, gold price uncertainty is modelled with a Geometric Brownian motion process that does not display price reversion.  This is the same assumption underlying a common model of stock price uncertainty in the financial markets.  In this type of model, a sudden price shock that causes the current gold spot price to decline by 5% causes all price expectations to decline by 5% from their previous level.  A simulation run of the gold price model is presented in Figure 23.18.13.

These price uncertainty models also incorporate the recognition that market participants can update their price forecasts as new information is received. Figure 23.18.11 to Figure 23.18.13 display this characteristic where a single simulated price scenario, represented by the solid black line, is displayed for each of the metals in constant monetary terms.  Note that each price scenario presented here is just one among many that is generated during the Monte Carlo simulation process.  These figures also include snapshots of forecast prices and the associated level of price uncertainty in constant monetary terms that represent updated forecasts at various times.  At the start of the project, price expectations are represented by the solid dark purple line and the light purple dashed lines.  Copper price expectations decrease from the market spot price on 31 December 2009 towards the long-term Entrée forecast of $2.00/lb (the molybdenum price is increasing towards $13.50/lb).  Entrée’s initial gold forecast price of $850/oz is used by the gold price model as a starting point instead of the market spot price because gold price movements are modelled to be non-reverting.

In each of these figures, an indication of the level of price uncertainty for a particular time given the perspective of 31 December 2009 is indicated by 90%/10% confidence boundaries for each forecast which are represented by the dashed light purple lines.  These boundaries provide a price range within which 80% of metal prices are expected to fall at a particular time from the start of the project.  The confidence boundaries for copper stabilize at $3.00/$1.16 per pound and at $27.64/$3.35 per pound for molybdenum because of price reversion.  The molybdenum confidence boundaries display greater spread as compared to copper due to higher price volatility.  The non-reverting behaviour of the gold price is reflected in its confidence boundaries which continue to move apart over most of the project time horizon.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

At select points in time, price expectations and their associated confidence boundaries are re-drawn for the remaining project time based on the simulated spot price at that time.  In other words, these are revised price expectations and confidence boundaries are updated for a particular time and price level.  They can be re-drawn at any point along the simulated path. Revised metal price expectations and confidence boundaries for 31 December 2019 when simulated copper, gold, and molybdenum prices are $3.13/lb, $683/oz, and $34.00/lb respectively are delineated by the solid blue line and its accompanying light blue dashed lines.  Both copper and molybdenum price expectations revert back towards their long-term equilibrium levels.  Long-term confidence boundaries after 2030 for copper and 2040 for molybdenum are also unaffected by the price change because of price reversion.  Gold price expectations behave differently within the model as they shift in parallel with changes in spot price.  The simulated decrease in gold price to $683/oz on 31 December 2019 results in gold expectations being revised to $683/oz from this date onwards.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.11
One Simulated Copper Price Path with Expectations Updating

5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Constant dollar copper price ($/lb)
Long-term expected price = $2.00/lb
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
01-Jan-2060
Project time (year)
One simulated stochastic copper price path.
Expected CU price at 31/12/09 CU price of $3.33/lb.
Expected CU price at 31/12/19 CU price of $3.13/lb.
Expected CU price at 31/12/29 CU price of $1.20/lb.
10%/90% confidence bdy for 31/12/09 forecast CU price.
10%/90% confidence bdy for 31/12/19 forecast CU price.
10%/90% confidence bdy for 31/12/29 forecast CU price.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.12
One Simulated Molybdenum Price Path with Expectations Updating

Constant dollar molybdenum price ($/lb)
40
35
30
25
20
15
10
5
0
Long-term expected price = $13.50/lb
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
01-Jan-2060
Project time (year)
One simulated stochastic molybdenum price path.
Expected MO price at 31/12/09 MO price of $11.50/lb.
Expected MO price at 31/12/19 MO price of $34.00/lb.
Expected MO price at 31/12/39 MO price of $10.30/lb.
10%/90% confidence bdy for 31/12/09 forecast MO price.
10%/90% confidence bdy for 31/12/19 forecast MO price.
10%/90% confidence bdy for 31/12/39 forecast MO price.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

Figure 23.18.13
One Simulated Gold Price Path with Expectations Updating

2400
2000
1600
1200
800
400
0
Constant dollar gold price ($/oz)
Initial long-term expected price = $850/oz
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
01-Jan-2060
Project time (year)
One simulated stochastic gold price path.
Expected AU price at 31/12/09 AU price of $850/oz.
Expected AU price at 31/12/19 AU price of $683/oz.
Expected AU price at 31/12/29 AU price of $998/oz.
10%/90% confidence bdy for 31/12/09 forecast AU price.
10%/90% confidence bdy for 31/12/19 forecast AU price.
10%/90% confidence bdy for 31/12/29 forecast AU price.

Revised price expectations and confidence boundaries based on simulated prices for copper and gold at 31 December 2029 and molybdenum at 31 December 2039 are represented by the solid green and dashed light green lines.  These revised expectations and boundaries have a similar interpretation as the other expectations and boundaries for 31 December 2009 and 2019.

Econometric methods were used to estimate metal price volatility, the strength of reversion in copper and molybdenum prices, and support the assumption of reversion in copper and molybdenum prices.  Price medians were set so that the metal price models had long-term expectations equal to Entrée’s long-range price forecasts.

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Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.18.7.2	After-tax Operating Cash Flows from the Entrée Life-of-Mine (Sensitivity) Case

The Dynamic DCF and Real Option evaluation model simulates the net cash flow accruing to Entrée from the Oyu Tolgoi project.  This cash flow is net of operating costs, realization costs, government royalties and taxes, and the servicing and repayment of the Ivanhoe Development Loan.  Price dependent calculations, such as government taxes and royalties, have the same terms and structure as the Entrée cash flow model but have been adapted to allow for the wide range of metal prices generated by simulation.

However, the net cash flows calculated by the Dynamic DCF and Real Option model have the following differences as compared to the Entrée cash flow model:

•	Cash flow calculations are in nominal terms using a 2% inflation escalation rate. This inflation rate is used in the Entrée model when nominal monetary amounts are required.

•
Gold, copper, and molybdenum price uncertainty is explicitly recognized using stochastic Monte Carlo simulation.  Metal prices are simulated in constant monetary terms and then escalated into nominal terms.

•
The spot copper and molybdenum prices in global markets for 31 December 2009 are used as initial prices for the simulation after which these prices revert over time to Entrée’s long-term forecast prices.  The initial gold price is the same as the one used in Entrée’s model.

The characteristics of the net cash flow stream accruing to Entrée from the Oyu Tolgoi Project do not change whether the Dynamic DCF or Real Option method is used.  The following comments about profit margins and expected cash flows cash flow uncertainty and expected cash flows hold regardless of evaluation method since the analysis ignores flexibility and the same input data and metal price models are used by both Real Option and Dynamic DCF evaluation methods.

An indication of uncertainty in the after-tax operating cash flows can be gained by calculating a cash flow Coefficient of Variation (CoV) from the simulation results.  A CoV is defined as the standard deviation of an uncertain variable divided by its expected value.  It indicates dispersion where greater amounts of uncertainty translate into larger CoVs.

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The after-tax operating cash flow CoVs are presented in Figure 23.18.14.  This figure reveals that there are two periods of different but effectively constant uncertainty levels if several temporary uncertainty spikes are ignored.  The first period from 2016 to 2042 has an average CoV of 48% after ignoring the uncertainty spike in 2030 and corresponds to production being sourced from Lifts 1 and 2 of the Hugo North Block Cave.  The second period running from 2046 to 2071 has an average CoV of 103% with production from the Heruga Deposit.  Cash flow uncertainty is higher in the second period because the lower grades of the Heruga Deposit produces higher operating leverage (i.e. greater cash flow sensitivity to changes in metal price).  The sudden spikes in CoV in 2030 and 2042 to 2045 are the result in the sudden narrowing of profit margin.  The negative CoV in 2042 is a consequence of the CoV definition and the after-tax operating cash flow being negative in this year.

Figure 23.18.14
Coefficient of Variation for After-tax Operating Cash Flow

300%
200%
100%
0%
-100%
Coefficient of variation (%)
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
01-Jan-2060
01-Jan-2070
Date
After-tax operating cash flow coefficient of variation

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The expected real after-tax operating cash flow from Entrée's interest in the Oyu Tolgoi project and the associated 10% and 90% confidence boundaries are presented in Figure 23.18.15.  Average annual after-tax operating cash flow is estimated to be $43 M over the life of the project.  There are large swings in expected after-tax operating cash flow up to 2042 as a result of production operations switching in and out of areas of the Hugo North Deposit in which Entrée has an interest.  Expected after-tax operating cash flow is less variable and sporadic after 2046 as the Entrée cash flows are generated from mining the Heruga Deposit.

Figure 23.18.15
Real Expected After-tax Operating Cash Flow and Confidence Boundaries

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0
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After-tax operating cash flow ($ million)
01-Jan-2010
01-Jan-2020
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Date
Expected after-tax operating cash flow
90% confidence bdy
10% confidence bdy

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23.18.7.3	Dynamic DCF and Real Option Net Present Values

The NPV results generated by the Dynamic DCF and Real Option evaluation model have the following differences with the Entrée cash flow model:

•
The Dynamic DCF NPV calculation uses a nominal 10.2% risk-adjusted discount rate which is the Entrée real 8% discount rate adjusted to recognize a 2% inflation escalation rate for discrete discounting.

•
The individual risk adjustments for gold, copper, and molybdenum prices in the Real Option calculation are derived using the Capital Asset Pricing Model and financial market data as estimates of how investors would evaluate these risks.

•	The Real Option NPV calculation uses a residual risk premium of 2.4% to risk-adjust net cash flows for non-metal price uncertainty and a nominal time discount (risk-free) rate of 4.7%.

As instructed by Entrée, the results in this section do not consider the possible value benefit of management flexibility.

The Dynamic DCF model produces net cash flows using price distributions and price expectations that have not been adjusted for risk.  Net cash flows are discounted using a nominal risk-adjusted discount rate of 10.2% to calculate Dynamic DCF NPV.

The Real Option model generates risk-adjusted net cash flows using the risk-adjusted price distributions and expectations for the three metals.  Risk-adjusted net cash flows in the Real Option model are then discounted to determine a Real Option NPV using the nominal risk-free interest rate of 4.7% and a residual risk premium of 2.4%.  The residual risk premium is derived from the 5.3% project risk premium implied by the real Entrée DCF discount rate.  The residual risk premium used in the Real Option calculation is dependent on the DCF risk premium implied by the Entrée DCF discount rate.  The residual risk premium will change if a different DCF discount rate is used. Table 23.18.28 outlines the various combinations of Real Options residual risk premium and price risk premium.

Table 23.18.28 Real Option Risk Premiums
DCF discount rate	8.0%
Real risk free interest rate	2.7%
DCF risk premium	5.3%
RO Residual Risk Premium (%)	Residual Price Premium (%)	Metal Price Risk as Percentage of DCF Risk Premium (%)
1	4.3	81.1
2	3.3	62.3
3	2.3	43.4
4	1.3	24.5
5	0.3	5.7

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Expected cumulative net cash flow, time-adjusted cumulative net cash flow, and the Dynamic DCF and Real Option NPVs for Entrée’s interest in the Oyu Tolgoi Project are presented in Table 23.18.29. The expected cumulative net cash flow accruing to Entrée during the project including the servicing and repayment of the Ivanhoe Development Loan is estimated to be $1687 M in nominal terms.  The cumulative net cash flow discounted for the time value of money is $722 M using a nominal risk-free rate of 4.7%.  Note that this time-discounted amount does not include a risk premium.

Table 23.18.29 NPV To Entrée - Life of Mine (Sensitivity) Case DCF and Real Options Comparison
Cash flow type	NPV or cumulative net cash flow (US$ million; real; after-tax)
Cumulative net cash flow	1 687
Cumulative time-discounted net cash flow	722
	Dynamic DCF	Real Option	IDP10 DCF
Net present value	187	264	176

Note:

1.	For clarity, these results are calculated with the Life of Mine (Sensitivity) Case.

2.	Table shows Entrée NPV

The Dynamic DCF NPV for Entrée’s interest using a 10.2% nominal discount rate is $187 M.  Entrée’s interest has a Real Option NPV of $264 M using a risk-free rate of 4.7% and a 2.4% residual risk premium.

The Entrée DCF cash flow model based on the Life of Mine (Sensitivity) Case calculates a NPV of $176 M.  The Dynamic DCF NPV result is different from that obtained with the Entrée model because the Dynamic DCF model, through the simulation of metal prices, recognizes cash flow asymmetries resulting from the complex interaction of metal prices, operating costs, royalties, tax loss carry-forwards, and the repayment and servicing of the Ivanhoe capital loan. The higher initial copper and molybdenum prices used in the Dynamic DCF model have only a small impact on NPV.  Dynamic DCF NPV is reduced to $185 M when initial copper and molybdenum prices are reset such that price expectations for these metals are equal to Entrée’s long-term forecast prices at the start of production.

The difference between the Dynamic DCF and Real Option NPVs is the result of two factors.  First, the Real Option method recognizes the effect of copper and molybdenum price reversion on the risk adjustment applied to long-term cash flows.  The recognition of price reversion in the Real Option calculation increases NPV by $50 M to $237 M.  The second factor is that the Real Option calculation accords greater importance to the risk management benefits of the debt financing arrangement whereby Ivanhoe carries, on an interest bearing basis. Entrée’s share of development costs until they can be repaid out of future production cash flows.  With Real Options, the terms of this arrangement increase NPV by $27 M to $264 M.  Additional discussion on these two factors is provided in Sections 23.19.7.5 and 23.19.7.6.

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23.18.7.4	Real Option Net Present Value Sensitivities

Sensitivity analysis was conducted where various Real Option risk adjustment and discounting parameters were varied.  These parameters included:

•	Correlation between financial market uncertainty and the copper and molybdenum prices

•	The price of market risk

•	The residual project risk premium

•	Real risk-free interest rates

•	Correlation between market uncertainty and gold price

•	Inflation.

Table 23.18.30 presents the Real Option NPV sensitivity to changes in the base metal correlation with market uncertainty and the price of market risk.  Ernst & Young assumed that copper and metal prices movements are correlated with economic activity and financial market risk.  However, a correlation range of 0.2 to 0.7 was presented as other analysts may believe that the relationship between copper and molybdenum price movements and economic activity is weaker.  Weaker correlations result in smaller copper and molybdenum risk adjustments because they imply a greater amount of unsystematic uncertainty in the price movements of these metals.  With other parameters held constant, the Real Option NPV for Entrée’s interest in the Oyu Tolgoi Project ranges from $316 M at a weak correlation coefficient of 0.2 to $253 M for a strong correlation coefficient of 0.7.

The Price of Market Risk is estimated to be 0.31 based on historic market data from the Ibbotson SBBI 2009 Valuation and Classic Yearbooks.  The Real Option NPV for Entrée’s interest was calculated for Price of Market Risks ranging from 0.2 to 0.5 to gain insight into how Real Option NPV changes with the level of investor risk aversion.  Real Option NPV ranges from $294 M at low levels of investor risk aversion (Price of market risk = 0.2) to $222 M at higher levels of investor risk aversion (Price of market risk = 0.5).

Table 23.18.30 Real Option Sensitivity
Real Option NPV ($M)		Correlation Between Base Metal Price and Market Uncertainty
		0.2	0.3	0.4	0.5	0.6	0.7
Price of Market Risk	0.20	327	319	311	302	294	285
	0.31	316	302	289	275	264	253
	0.40	304	288	274	258	244	229
	0.50	295	276	256	238	222	205

The impact of varying real risk-free interest rate and the residual risk premium is presented in Table 23.18.31.  The Dynamic DCF and Real Option model uses a base case real risk-free interest rate of 2.7% which is estimated with historical data from the Ibbotson 2009 Yearbooks.  However, real interest rates may vary from historical averages as evidenced by the current yields on inflation-adjusted debt instruments in US financial markets.  The Real Option NPV for Entrée’s interest in the Oyu Tolgoi

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Project varies from $314 M at a risk-free rate of 2% to $246 M at a risk-free rate of 3% with a residual risk premium of 2.4%.

A Real Option residual risk premium of 2.4% was estimated with an adjusted present value approach to separate metal price risk in the revenue stream and project risk in the other cash flow streams.  Additional work in this area may suggest a different residual risk premium.  Real Option NPV varies in response to changes in residual risk premium from $495 M at a 0% risk premium to $180 M at a 4% risk premium with a 2.7% real risk-free interest rate.

Table 23.18.31 Real Option Sensitivity to Risk Rates
Real Option NPV ($M)		Real Risk Free Interest Rate
		2.00%	2.25%	2.50%	2.70%	3.00%
Residual Risk Premium	0.0%	601	559	529	495	458
	1.0%	453	424	394	375	350
	2.4%	314	294	278	264	246
	3.0%	268	252	239	227	213
	4.0%	211	200	188	180	167

Table 23.18.32 presents the sensitivity of Real Option NPV to changes in the correlation between gold price and financial market uncertainty.  Gold is considered an investment asset for which a large proportion of its price uncertainty is classified as unsystematic risk.  This is characterized by a near-zero correlation coefficient between gold price movements and the financial markets.  The Real Option NPV of Entrée’s interest in the Oyu Tolgoi Project varies between $294 M when the correlation coefficient is -0.10 and $248 M when the coefficient is 0.10.

Table 23.18.32 Correlation Between Gold Price and Financial Market Uncertainty
	Correlation Between Gold Price and Market Uncertainty
	-0.10	-0.05	0	0.022	0.10
Real Options NPV ($M)	294	281	271	264	248

The final sensitivity analysis considered the effect of changing the inflation rate.  The Ernst & Young model uses the inflation rate to escalate metal prices, capital costs, and operating costs into nominal monetary amounts and then deflates the resulting cash flows into real cash flow amounts.  Historic data from the Ibbotson 2009 Yearbooks estimate the inflation rate at 3%.  The Real Option NPV is not sensitive to a small variation of inflation rates.  In an inflation range of 1% to 3%, the Real Option NPV of Entrée’s interest in the Oyu Tolgoi Project varies from $263 M at an inflation rate of 1% to $266M at an inflation rate of 3%.

23.18.7.5	Comparing the DCF and Real Option Risk Adjustment Patterns and Their Effect on NPV

One factor leading to the difference between the Dynamic DCF and Real Option NPV results is the manner in which each NPV method adjusts Entrée's cash flows for risk.  In the case of Entrée, the

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difference in risk adjustment produces a NPV difference of $50 M between the Dynamic DCF NPV of $187 M and the Real Option NPV of $237 M.  The Real Option NPV stated here does not include the risk management benefits of the Ivanhoe Capital Loan. Figure 23.18.16 shows that in this case the two NPV methods effectively discount cash flows at different rates by presenting the annual Real Option and Dynamic DCF net cash flow discount factors (“NCFDF”) generated for Entrée’s cash flows by each NPV calculation.

A NCFDF is the ratio of the present value of a cash flow to the expected cash flow for a specific future time. This ratio is an estimate of the amount an investor would be willing to pay now for a dollar of a cash flow occurring at a specific future time.  This ratio considers adjustments for both the time value of money and cash flow risk because its calculation includes a cash flow present value.  The NCFDF for a particular cash flow will likely depend on whether the Real Option or Dynamic DCF method is used to calculate NPV since these two methods adjust for risk in a different manner.

In Figure 23.18.17 Dynamic DCF and Real Option NCFDFs are presented for the after-tax operating cash flow.  The Real Option NCFDFs are delineated by the Green line and the Dynamic DCF NCFDFs are indicated by the Black line.  This figure highlights that, for most times, the Real Option method tends to value Entrée’s cash flow more highly than the Dynamic DCF method.  For example, the Real Option method estimates that a dollar of cash flow occurring on 1 July 2040 has a present value of $0.096 while the Dynamic DCF estimates that its present value is $0.052.  These NCFDFs imply that the compensation an investor expects for the delay in receiving cash and being exposed to cash flow risk is $0.904 when the Real Option NPV method is used and $0.948 with the Dynamic DCF NPV method.  These compensation amounts are calculated as the difference between a dollar and either the Real Option or Dynamic DCF NCFDF.

Choosing between the Dynamic DCF and Real Option NPV results is a matter of professional preference.  However, one basis on which to make this choice is to consider which NPV method recognizes the dynamic nature of cash flow uncertainty in its risk adjustments over the life of the Project.

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Figure 23.18.16
DCF and RO Net Cash Flow Discount Factors

1.0
0.8
0.6
0.4
0.2
0.0
Net cash flow discount factor
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
01-Jan-2060
01-Jan-2070
Date
DCF Net cash flow discount factor
RO Net cash flow discount factor

In the previous section discussing cash flow characteristics for Entrée’s interest in the Oyu Tolgoi Project, cash flow uncertainty is shown by the Figure 23.18.14 to vary in a dynamic and non-constant manner during the project.  Cash flow uncertainty increases when the source of Entrée’s cash flow stream shifts in the period 2042 to 2046 from the Hugo North Block Cave to the Heruga Deposit.  Before and after this production shift, the level of cash flow uncertainty tends to be reasonably stable due to the assumption of reversion in copper and molybdenum prices,

The Real Option and Dynamic DCF risk adjustment profiles can be observed by removing the adjustment for the time value of money from the Real Option and Dynamic DCF NCFDFs.  Note that the time value of money in a NPV calculation is the same whether a risk adjustment is applied using a Real Option or Dynamic DCF approach.  The revised factor is called a Net Cash Flow Risk Discount Factor (“NCF-RDF”).  It represents an estimate of the amount an investor would be willing to pay now on a risk adjusted but not time adjusted basis for a dollar of a cash flow that is expected to be received at a specific future time.

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Figure 23.18.17 compares the pattern of Dynamic DCF risk adjustments to uncertainty in the after-tax operating cash flow.  A measure of cash flow uncertainty is represented by the Dark Blue line against the left vertical axis and is a reproduction of the CoV line from Figure 23.18.14.  The DCF NCF-RDF is delineated by the Grey line and is measured against the right vertical axis.  The Dynamic DCF NCF-RDFs reflect a pattern of risk adjustments that increase in a well behaved and controlled manner over the life of the Project.  This is consistent with the overall trend of increasing cash flow uncertainty but is not necessarily consistent with Entrée’s cash flow uncertainty profile where the level of cash flow uncertainty is relatively stable for long periods with a shift in uncertainty level around 2045 as a result of production activities moving to the Heruga Deposit.

Figure 23.18.17
Comparing the DCF Risk Adjustments to After-tax Operating Cash Flow Uncertainty

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50%
0%
-50%
-100%
Cash flow coefficient of variation (%)
1.4
1.2
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0.6
0.4
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Net cash flow Risk-Discount factor
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After-tax operating cash flow coefficient of variation
Net CF DCF risk-discount factor

Figure 23.18.18 compares the level of cash flow uncertainty to the Real Option risk adjustments.  The Dark Blue line again represents cash flow uncertainty as measured against the left vertical axis.  The two Green lines present the Real Option NCF-RDF with and without the residual risk premium.  The lower Dark Green line is the Real Option NCF-RDF with an adjustment for both metal price risk and a residual risk.  The application of a residual risk premium results in a pronounced overall trend of an increasing adjustment for risk.  The abrupt changes in annual risk adjustment reflect the Real Option model responding to the changes in the level of cash flow uncertainty.  This response is due to metal price risk adjustments being applied to the revenue stream and then carried through to the after-tax operating cash flow stream.

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Figure 23.18.18
Comparing the RO Risk Adjustments to After-tax Operating Cash Flow Uncertainty

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300%
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150%
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50%
0%
-50%
-100%
Cash flow coefficient of variation (%)
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1.2
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0.8
0.6
0.4
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-0.2
-0.4
Net cash flow Risk-Discount factor
01-Jan-2010
01-Jan-2020
01-Jan-2030
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01-Jan-2060
01-Jan-2070
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After-tax operating cash flow coefficient of variation
Net CF RO risk-discount factor (price only)
Net CF RO risk-discount factor (price+residual)

The upper Light Green line is the Real Option NCF-RDF with only a metal price risk adjustment (i.e the adjustment for residual risk has been factored out)..  This line clearly shows that the Real Option risk discount responds in a manner consistent with the characteristics of after-tax operating cash flow uncertainty.  Specifically, from 2015 to 2041, the Real Option Metal Price NCF-RDF remains reasonably stable at approximately 0.8 per dollar of cash flow which reflects that 85% of the Entrée’s revenue stream during this period is derived from the sale of copper and molybdenum. These two metals are assumed to exhibit reversion which results in the magnitude of price uncertainty stabilizing in the long-term as illustrated by the metal price confidence boundaries in Figure 23.18.11 and Figure 23.18.12. Reversion in copper and molybdenum prices results in the stabilization of cash flow uncertainty linked to metal price uncertainty and the follow-on stabilization of the associated Real Option Metal Price NCF-RDF (net of the residual risk premium).

A different risk adjustment dynamic is displayed between 2046 and 2071.  The shift of Entrée’s cash flows to being sourced from the Heruga Deposit results in an increase in cash flow uncertainty as a

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result of a decrease in metal grades and higher operating leverage.  Initially, the Real Option Metal Price NCF-RDF appears to not respond to the increase in cash flow uncertainty.  However, this lack of response is due to a change in the metal composition of the revenue stream.  From 2046 to 2055, approximately 43% of the revenue stream is from gold production as compared to an average of 15% from 2015 to 2041.  Gold price uncertainty is assumed to be mostly unsystematic (i.e. diversifiable) so that this component of the revenue stream only attracts a very small risk adjustment.  The increase in gold revenue proportion from 2046 to 2055 with its smaller risk adjustment results in the overall metal price risk adjustment implied by the Metal Price NCF-RDF remaining essentially unchanged even though cash flow uncertainty has increased.  After 2055, the proportion of the revenue stream from gold production gradually declines to 25%.  The Real Option Metal Price NCF-RDF declines (i.e. the risk adjustment for combined metal price uncertainty increases) to reflect the increase in cash flow uncertainty as the proportion of copper and molybdenum in the revenue stream increases.

Figure 23.18.18 also reveals two risk discounting structures that are not possible with the single rate DCF risk adjustment approach.  With the first discounting structure, a positive expected cash flow may have a negative present value in a Real Option analysis when profit margins are small, cash flow uncertainty high, and there is no management flexibility.  This facet of the Real Option Metal Price NCF-RDF is displayed in Year 2030.  Expected nominal after-tax cash flow to Entrée in this year is positive $1.2 M.  The expected risk-adjusted after-tax cash flow in nominal terms and before applying the residual risk adjustment is negative $0.4 M.  The Real Option Metal Price NCF-RDF for this year is negative 0.373 prior to the application of the residual risk premium.

The second discounting structure occurs when expected cash flow is negative.  In this situation, the Real Option Metal Price NCF-RDF reflecting only price risk is greater than one and as a result the cash flow amount adjusted for metal price risk will be more negative than the unadjusted cash flow.   The cash flow in 2044 is representative of this structure.  In this year, expected after-tax operating cash flow is negative $7.8 M, the expected after-tax cash flow adjusted for price risk is negative $11.1 M, and the Real Option Metal Price NCF-RDF is 1.435.

This section demonstrates that the Real Option method responds to the annual variation of cash flow uncertainty and risk over the life of the project as part of the risk adjustment process.  In the case of Entrée’s investment in Oyu Tolgoi, the Real Option method is able to recognize the project’s dynamic uncertainty characteristics produced by the complex interaction of reverting and non-reverting metal price uncertainty, variable costs and mill feed grades, and the Ivanhoe Development Loan and reflects these influences in its pattern of effective cash flow risk adjustments.  In contrast, the pattern of single-rate DCF risk adjustments is consistent with cash flow uncertainty that increases over time in a smooth and well-behaved manner.  Though the DCF method is more commonly used in the industry, this section shows that the Real Option method may generate more insightful information and analysis when calculating NPV in situations where recognizing the annual variation of cash flow uncertainty and risk is important.

23.18.7.6	Impact of the Entrée-Ivanhoe Joint Venture Debt Financing Provisions on RO NPV

The terms of the Entrée-Ivanhoe Joint Venture Agreement allows Entrée to elect to have Ivanhoe carry their share of development costs through a debt financing arrangement.  This arrangement allows Entrée’s share of development costs to be carried forward and then repaid from future production cash

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flows that accrue to Entrée.  The maximum annual repayment of the unpaid loan balance is capped at 90% of Entrée’s share of production cash flows with the unpaid loan balance earning interest of Prime plus 2%.  This loan is non-recourse financing so that it can only be repaid out of cash flows generated by the Entrée-Ivanhoe Joint Venture.

The terms of Ivanhoe Development Loan have a positive risk management benefit for Entrée that increases NPV within the Real Option model by $27 M from $237 M to $264 M.  The Dynamic DCF and Real Option model uses the real interest rate of 3.5% from the Entrée cash flow model with an adjustment for inflation to calculate interest on unpaid loan balances.

The reason that this agreement has a positive risk management benefit for Entrée is depicted in Figure 23.18.19.  This figure compares the loan repayments estimated by the static Entrée cash flow model to the expected loan repayments estimated by simulation in the Dynamic DCF and Real Option model.  Ivanhoe Development Loan repayments from the static Entrée cash flow model are represented by the Grey solid line with Diamond markers.  This line suggests that periodic payments will be made during the development of the Hugo North Block Cave followed by a cash flow stream repaying Entrée’s share of the initial Heruga Deposit development costs from 2046 to 2056.  After 2056, the static model projects that Entrée’s share of production cash flows is sufficient to cover their share of any subsequent development costs.

Figure 23.18.19
Ivanhoe Development Loan cash flow – static versus simulated loan repayments

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50
40
30
20
10
0
Ivanhoe Development Loan cash flow ($ million)
01-Jan-2010
01-Jan-2020
01-Jan-2030
01-Jan-2040
01-Jan-2050
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01-Jan-2070
Date
Expected IVN Development Loan repayment cash flow
90% confidence bdy
10% confidence bdy
IVN Development Loan repayment (static model)

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In contrast, the Dynamic DCF and Real Option model generates a different repayment schedule with each simulation trial.  The expected repayment schedule with simulation is delineated by the solid Dark Purple line. The 10% / 90% confidence boundaries associated with this expected repayment schedule are represented by the dashed Light Purple lines.  These lines highlight that the Ivanhoe Development Loan facility may be used after 2056 because of the possibility of low metal prices.  In periods of low metal prices, Entrée can use the Ivanhoe Development Loan facility to extend the repayment period for the initial development costs of the Heruga Deposit or Entrée may use this facility after the repayment of initial development costs to fund follow-on development costs.  This repayment flexibility is a risk management benefit for Entrée particularly when repayment amounts are capped at 90% of the cash flow amounts accruing to Entrée.

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23.19	RISK ASSESSMENT AND MANAGEMENT

23.19.1	Summary

In continuation of the risk analysis process conducted in 2007 and 2008, a series of risk analysis workshops were conducted by Rio Tinto with select project staff and consultants on Oyu Tolgoi in September 2009.  Rio Tinto provided the facilitator for the workshops which used an interview approach to identify and analyze the various threats and opportunities associated with the Oyu Tolgoi project.

A total of 94 Class IV and Class III risks were identified under these classifications.  By definition, all Class IV and Class III risks require management to control the level of risk exposure.  The Oyu Tolgoi management strategies when carried out should be sufficient to control the risks that have been identified.

No fatal flaws were uncovered from the risk analysis.  A “fatal flaw” is defined as a single condition that would prevent the project from achieving its objectives and goals.  This conclusion does not, however, take into consideration the possibility that risk aggregation, or the simultaneous occurrence of multiple threats, could lead to a condition where the resulting consequence is greater than the sum of each individual threat, which could therefore result in an unrecoverable and disastrous condition.

23.19.2	Key Assumptions

The risk analysis focussed on threats rather than opportunities as the significant opportunities at Oyu Tolgoi were included within the risk analysis assumptions.  Five key assumptions were made in the risk analysis of Oyu Tolgoi:

•	Business values, in terms of capital expenditures, operating costs, and productivity, can be achieved by the Project.

•	The Project will be delivered on time and on a budget that is in an acceptable plus/minus range under the current status of the Project.

•	Acceptable safety, health, and environmental performance maintained throughout the Project.

•	Maintain excellent relationship with government and approval bodies.

•	Uphold acceptable management of community and social concerns and expectations of the Project.

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23.19.3	Recommendations

To achieve the objectives of the risk analysis, Rio Tinto recommended the following:

•
Fully understand the results of the risk analysis and manage the identified risks – particularly the Class III and Class IV risks, which require active management – in a manner that is consistent with the candidate risk-management measure(s) recorded in the risk register.

•
Confirm Risk Owners assigned to each risk and ensure that the designated individuals are provided the financial resources, authority, and managerial support to successfully execute the agreed upon candidate risk-management measures.  If needed, Risk Owners need to assign Task Owners to assist them with their risk-management duties and responsibilities.

•	Appoint a senior-level person as a “Risk Champion” to assure that all assigned Risk Owners fulfill their risk-management responsibilities.

•
At the appropriate time, develop implementation plans and schedules for each candidate risk-management measure that has been assigned; particularly, the Class III and Class IV risks, which require active management.

•
Conduct periodic and detailed reviews of the risk register, as applicable, to gauge progress and identify and address any gaps in the risk-management program or problems with the proposed risk-management actions that were identified in the risk register.  Typically, such reviews are carried out at:

-	A quarterly basis

-	Upon any developments that alter the nature and/or size of the risks, and/or

-	As key project milestones are reached.

Such reviews and updates can be used to evaluate and refine the risk register due to real or anticipated changes implemented since the original risk analysis was completed.  This is particularly important for Oyu Tolgoi, since a number of key assumptions made during the focused risk workshop may need to be altered and or revised as the Project progresses forward at a relatively rapid pace.

23.19.4	Risk Areas

The following key development features identified for IDP10 identify the areas for which the main risks have been reported by the risk analysis process:

•	Investment Agreement

•	Environment

•	Marketing

•	Water Supply and Management

•	River Diversion

•	Infrastructure

•	Workforce for Operations.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.19.4.1	Investment Agreement and Taxation Assumptions

The risk anlysis was carried out prior to the signing of the IA and many of the risks related to unknowns in relation to the terms of the IA at the time of the analysis work and addressing the issues that are now part of the IA conditions precedent.  The signing of the IA has allowed many of the issues to be clarified and will provide a better understanding of potential risks as well as identifying opportunities in the next stage of the continuous risk analysis process.  The IA has been signed by all parties parties and became effective at the 31st March 2010 as a number of conditions precedent before terms come into effect were completed to the satisfaction of all parties.  The main conditions precedent to the agreement were as follows:

•	The submitted Mongolian feasibility study of the Oyu Tolgoi project has been considered in accordance with the laws and regulations of Mongolia.

•	Balance of existing income tax losses, capitalized expenses, outstanding tax liabilities or credits, had been confirmed by the tax office.

•	The balance of shareholder loans had been agreed and audited .

•	Company restructuring required to execute the agreement has been completed.

•	A standing working committee being established with members of the GOM and OT LLC to provide a means to expedite permits, customs clearance or general GOM administration.

•	Transfer of the Ivanhoe interests in licenses 15225A and 15226A held by Entrée LLC to OT LLC.

•	Payment of the second tranche equity investment in Ivanhoe Mines Ltd by Rio Tinto Plc.

23.19.4.2	Environment

Holders of a mining license in Mongolia must comply with environmental protection obligations established in the Law of Environmental Impact Assessment and the Minerals Law.  These obligations include preparation of an environmental impact assessment ("EIA") for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment (MNE) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.  OT LLC pays to the Khanbogd Soum annual fees for land, water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

OT LLC has, through qualified independent consultants, prepared an EIA for Oyu Tolgoi consisting of three parts:

•	Road

•	Water supply

•	Mine and processing facilities.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

The first EIA document, for the transport corridor south of the Oyu Tolgoi property to the Chinese border, was submitted in April 2004 and approved in May 2004.  An amendment to the approved EIA was submitted in December 2006 to allow for an alternative road route to the Chinese border.  The second volume of the EIA, covering the supply of water from nearby aquifers, was submitted in June 2005 and approved in September 2005.  The third document, incorporating the results of the 2005 IDP, was first submitted in January 2006 and, after review by the Mongolian government, the submission was amended in May 2006.  An expert committee review of the mine and processing facilities volume of the EIA was completed in September 2006, and further information was submitted in November 2006 to address the issues raised.  The third volume of the EIA was approved by the MNE in November 2007.

OT LLC has received approval for supplementary environmental assessments and management plans covering current development work associated with the underground shafts, temporary site accommodation facilities, waste water treatment, diesel power supply and the excavation of construction materials.  A further EIA report is being prepared for a 3 x 150 MW coal fired steam power plant located on the mining license at the Oyu Tolgoi project.

OT LLC has retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi project.  The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Oyu Tolgoi project are in accordance with the relevant Mongolian Laws and custom.

To date, no environmental issues have been identified that cannot be managed through normal mining practices.

23.19.4.3	Marketing

Current consumption trends for copper suggest that Oyu Tolgoi is well positioned to sell its product.  During 2004 and 2005, OT LLC held commercial discussions with five Chinese smelters, all of which indicated a desire to purchase concentrate from Oyu Tolgoi.  Potential sales to these smelters total 500 000 dmt per year.  One company, Jiangxi Copper Co. Ltd., signed a Memorandum of Understanding with OT LLC in June 2004.

A diversified strategy will be needed to evaluate and encourage the development of greater smelter capacity in geographically favourable regions of China and elsewhere in Asia as concentrate production at Oyu Tolgoi increases beyond 1.5 Mt/a.

As part of the Investment Agreement, OT LLC has made a commitment to undertake a feasibility study for the construction of a copper smelter in Mongolia to service Oyu Tolgoi.  This study must be completed within 5 years of commencement of production.  OT LLC is not committed to finance or build a smelter itself under the terms of the Investment Agreement.

23.19.4.4	Water Supply and Management

Regional aquifers are capable of providing long-term water supply for the Project.  The Gunii Hooloi field can meet average demand for 40 years.  Although additional exploration is required, a second

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

field, Galbyn Gobi, together with other regional resources are expected to hold sufficient groundwater resources for requirements higher production rates.

Depth to groundwater level over the Gunii Hooloi system is more than 35 m, whereas the limited vegetation that exists in the area has a maximum estimated root depth of 10 m.  As such, the vegetation does not depend on the aquifer.  In localized areas, vegetation may rely on water in streambeds, but these are not expected to be affected by borefield extraction.

23.19.4.5	River Diversion

The existing Umdai River channel runs through the future open pits.  Subsurface flow in the river channel is constant, but surface flow is sporadic, occurring only after heavy rainfall.  The river must be diverted to prevent the mining hazard represented by water inflows to the pit and to ensure continued supply to downstream users.  Because the near-surface water in the river flows in a perched water table, separated from the underlying groundwater table, the river flow is not expected to be affected by the drawdown associated with mine dewatering.

23.19.4.6	Infrastructure

Based on OT LLC's assessment, rail transportation is expected to be available for use by Oyu Tolgoi by the fourth year of operation.  The project will construct on-site trackage and a spur line to a new rail line anticipated to be constructed from the coal fields at Tavan Tolgoi to the existing Chinese rail system.

Oyu Tolgoi is located in an isolated region of Mongolia, with little developed infrastructure.  The site is, however, only 80 km from the Chinese border, where resources do exist to support the project in the energy, transportation, manufacturing, and construction areas.  The development plan for the Project is based on the principle of maximizing Mongolian content while involving and realizing the benefits of the resources in China.  Balancing the dual objectives is seen as achievable.

It is also assumed that the Chinese road and rail transportation systems can accommodate the movement to site of imported materials required for construction and operations and the shipment off site of all concentrate produced at the process plant.  This will need to be confirmed.

23.19.4.7	Tailings Storage Facility

The TSF analysis concluded that the current design is acceptable for reporting purposes and there are opportunities to further simplify the TSF design and operating plan to achieve a lower net present cost for tailings management.  The constraint to remain inside the OT Licence Area 6709A boundary has been removed and this will present further opportunities to optimize the TSF arrangement.

23.19.4.8	Workforce for Operations

OT LLC plans to maximize Mongolian employment levels and achieve a 90% national operating workforce.  Mongolian exposure to the specific technical and trade skills required for the project has been limited, and an extensive training program will be required to achieve this level of local participation.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

23.19.4.9	Schedule Risks

IDP10 noted that there are risks associated with large scale mining (both open pit and underground) and processing development, construction and operating that may occur because of changes to the assumptions and could cause delays to the project. The recommendations in IDP10 such as the Implementation Review, the characterization drift and other recommendations will allow the risks to be mitaged or managed during the mine life.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Property, Southern Mongolia Technical Report June 2010

24.	ILLUSTRATIONS

Provided in previous sections

AMEC Minproc

Quantitative Group
Our Skills On *Your* Team™

Geostatistics
Resources & Reserves
Reconciliation & Grade Control
Audit & Due Diligence
Strategic Mine Planning
Geometallurgical Modelling
Mine Geology
Training

John Vann
Quantitative Geoscience Pty. Ltd.

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, John Vann, do hereby consent to the public filing of the written disclosure of the technical report titled Lookout Hill Property Technical Report and dated 9 June 2010 (the "Technical Report") and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 10th day of June 2010.

/s/ John Vann
Signature of Qualified Person

John Vann
Printed Name of Qualified Person

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192), trading as QG address : Suite 12, 18 Parry St Fremantle WA, Australia 6160 (PO Box 1304 Fremantle WA, Australia 6959)
phone : +61 (0) 8 9433 3511 | fax : +61 (0) 8 9433 3611 | email : info@qgroup.net.au | web : www.qgroup.net.au

George R. Stephan
Stantec Consulting Inc.

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, George R. Stephan, do hereby consent to the public filing of the written disclosure of the technical report titled Entrée Gold Inc. – Lookout Hill Property – Technical Report, dated 9 June 2010 (the "Technical Report"), by AMEC Minproc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 10th day of June 2010.

/s/ George R. Stephan

Signature of Qualified Person

George R. Stephan

Printed Name of Qualified Person

right people, right places

Bernard Peters
AMEC Minproc Limited

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, Bernard Peters, do hereby consent to the public filing of the technical report titled: "Lookout Hill Technical Report" and dated 9 June, 2010 (the "Technical Report"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

/s/Bernard Peters

Bernard Peters

lhillconsentbpetersconformedjune2010rev0.docx

AMEC Minproc Limited
Level 3, 68 Grenfell Street
Adelaide South Australia 5000
Australia
Tel +61 (0) 8 8177 3600
Fax +61 (0) 8 8223 2784

PO Box 3262 Rundle Mall
Adelaide South Australia 5000
Australia
www.minproc.com
ABN 52 008 992 694

SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Canada

vancouver@srk.com
www.srk.com

Tel: 604.681.4196
Fax: 604.687.5532

Jarek Jakubec
SRK Consulting (Canada) Inc.

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, Jarek Jakubec, do hereby consent to the public filing of the technical report titled: "Lookout Hill Technical Report" and dated 9 June, 2010 (the "Technical Report"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

/s/Jarek Jakubec

Jarek Jakubec

LHillconsentJJakubecConformedJune2010.docx

Group Offices: Africa, Asia, Australia, Europe, North America, South America

Canadian Offices:
Saskatoon 306.955.4778
Sudbury 705.682.3270
Toronto 416.601.1445
Vancouver 604.681.4196
Yellowknife 867.445.8670

U.S. Offices:
Anchorage 907.677.3520
Denver 303.985.1333
Elko 775.753.4151
Fort Collins 970.407.8302
Reno 775.828.6800
Tucson 520.544.3688

Quantitative Group
Our Skills On *Your* Team™

Geostatistics
Resources & Reserves
Reconciliation & Grade Control
Audit & Due Diligence
Strategic Mine Planning
Geometallurgical Modelling
Mine Geology
Training

Scott Jackson
Quantitative Geoscience Pty. Ltd.

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, Scott Jackson, do hereby consent to the public filing of the written disclosure of the technical report titled Lookout Hill Property Technical Report and dated 9 June 2010 (the "Technical Report") and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 10th day of June 2010.

/s/ Scott Jackson
Signature of Qualified Person

Scott Jackson
Printed Name of Qualified Person

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192), trading as QG address : Suite 12, 18 Parry St Fremantle WA, Australia 6160 (PO Box 1304 Fremantle WA, Australia 6959)
phone : +61 (0) 8 9433 3511 | fax : +61 (0) 8 9433 3611 | email : info@qgroup.net.au | web : www.qgroup.net.au

right people, right places

Dean David
AMEC Minproc Limited

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, Dean David, do hereby consent to the public filing of the technical report titled: "Lookout Hill Technical Report" and dated 9 June, 2010 (the "Technical Report"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

/s/Dean David

Dean David
GRD Minproc Limited
B AppSc (Metallurgy),
Fellow AusIMM (no.102351)

lhillconsent ddavidconformedjun2010rev0.docx

AMEC Minproc Limited
Level 14/140 St Georges Terrace
Perth, WA, 6000
Australia
Telephone: 61 8 93474777
Fax: 61 8 9347 4747
E-mail: dean.david@minproc.com.au

PO Box Z5266
Perth WA, 6000
Australia

www.minproc.com
ABN 52 008 992 694

Owen R. Cullingham
O.R.Cullingham Resource Consultant Ltd.

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island securities Office
Securities Commission of Newfoundland and Labrador

AND TO: Entree Gold Inc.

I, Owen Cullingham, do hereby consent to the public filing of the technical report titled: "Lookout Hill Property: Technical Report" dated June, 2010 (the "Technical Report") and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I further consent to (a) the publication of the Technical Report by the securities regulatory authorities for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated, this 9th day of June, 2010.

/s/ Owen Cullingham

Owen Cullingham

Albert Chance
Golder Associates Ltd.

Consent of Qualified Person

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

I, Albert Chance, do hereby consent to the public filing of the technical report titled "Lookout Hill Technical Report" and dated 9 June 2010 (the "Technical Report"), and to the filing of the Technical Report with securities regulatory authorities referred to above.

A.V. Chance, P. Eng.
Golder Associate Ltd.

Bruce Brown
Rio Tinto Technology and Innovation

1 Research Ave. Bundoora, Victoria, 3084

CONSENT OF QUALIFIED PERSON

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador

And to: Entree Gold Inc.

I, Bruce Brown, do hereby consent to the public filing of the technical report titled "Lookout Hill Technical Report" and dated June 2010 (the "Technical Report") by Entree Gold Inc. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 10th day of June, 2010

/s/ Bruce Brown
Signature of Qualified Person

Bruce Brown
Print Name of Qualified Person

Quantitative Group
Our Skills On *Your* Team™

Geostatistics
Resources & Reserves
Reconciliation & Grade Control
Audit & Due Diligence
Strategic Mine Planning
Geometallurgical Modelling
Mine Geology
Training

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
John Vann
Quantitative Group Pty Ltd, Level 2, Cantonment, Fremantle, WA, 6160, Australia
Geologist-Geostatistician, employed as Principal Consultant, Quantitative Group Pty Ltd.

b) Title and Date of Technical Report:
Lookout Hill Property Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the University of Western Australia, Australia with a Bachelor of Science (with Honours) in Geology in 1989. I also graduate from Paris School of Mines, France with a postgraduate degree in Geostatistics ('CFSG'). I am a member of the Australasian Institute of Mining and Metallurgy (no. 201735). I have practised my profession continuously since 1989 and have experience in mining operations and consulting at and for mines in various countries including Australia, Canada, Indonesia, Iran, Laos, Mongolia, New Caledonia, New Zealand, and Papua New Guinea. I have specific experience in large porphyry Cu-Au deposits such as Ok Tedi and Cadia Hill. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d) Site Inspection:
I visited the property from 19 to 26 February 2008 and 2 September 2008 to 12 September 2008

e) Responsibilities:
I was jointly responsible for the Geology, Sampling, Assaying and Mineral Resources sections of the Technical Report.

f) Independence:
I am independent of Entrée Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement:
Nil

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June, 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June, 2010.

/s/ John Vann

John Vann

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192), trading as QG address : Suite 12, 18 Parry St Fremantle WA, Australia 6160 (PO Box 1304 Fremantle WA, Australia 6959)
phone : +61 (0) 8 9433 3511 | fax : +61 (0) 8 9433 3611 | email : info@qgroup.net.au | web : www.qgroup.net.au

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
George R. Stephan
Stantec Consulting Inc, 1438 W. Broadway Rd, Suite 101, Tempe Arizona 85282, USA
Mining Engineer, Principal for Roledge Mine Design as contracted to Stantec Consulting.

b) Title and Date of Technical Report:
Lookout Hill Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the Colorado School of Mines in 1965, with the degree of Engineer of Mines and from the University of Colorado in 1975, with the degree of Business Administration. I am a member of the American Society for Mining, Metallurgy & Exploration. I am also a Qualified Professional (QP) Member of the Mining and Metallurgical Society of America. I have practiced my profession for 19 years as an engineer, supervisor and manager of the Climax Mine in Colorado, a block caving mine. Subsequently, I practiced design, planning, cost estimation, and evaluation of underground mining projects for Cyprus Minerals (9 Years) and McIntosh Engineering (12 years). This span included work on block caving projects for Cleveland-Cliffs Savage River, RTZ Palabora, Freeport Indonesia (KL, DOZ, GRS), BHP Superior, Cyprus Casa Grande, Codelco El Teniente, and Kennecott Bingham Canyon. I am a Qualified Person as defined in National Instrument 43-101. In 2009 I managed the mining and estimating group in nthe Tempe, Arizona office of Stantec Consulting Inc and currently, as principal of Roledge Mine Design I provide professional services to Stantec Consulting Inc in a similar capacity.

d) Site Inspection:
I visited the property from 29 February 2008 to 04 March 2008 and inspected the facilities.

e) Responsibilities:
I was responsible for supervision of the Stantec personnel performing the underground mine planning and cost estimation contained in the Technical Report and I have reviewed their work. This includes the underground design and mine plan, the estimated production from underground mining, and the cost estimating for underground mine development and operations and the underground mineral reserve estimate of the Technical Report.

f) Independence:
I am independent of Entree Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
Prior to the preparation of the Technical Report, I participated in reviews of previous studies and plans.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June, 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June 2010.

/s/ George R. Stephan
George R. Stephan

right **people**, right **places**

amec

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Bernard Peters
AMEC Minproc Limited, Level 3, 68 Grenfell Street, Adelaide South Australia 5000, Australia
Mining Engineer, employed as Technical Director, AMEC Minproc Limited.

b) Title and Date of Technical Report:
Lookout Hill Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the University of Melbourne, Australia with a Bachelor of Engineering in Mining Engineering in 1986. I am a member of the Australasian Institute of Mining and Metallurgy (no. 201743). I have practised my profession continuously since 1986 and have experience in mining operations and consulting at and for mines in various countries including Australia, Bolivia, Indonesia, Kazakstan, Kyrgyzstan, Mongolia, Peru, Philippines and Russia. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d) Site Inspection:
I visited the property from 30 March 2003 to 5 April 2003, from 15 July 2003 to 17 July 2003, from 28 April 2006 to 5 May 2006 and from 25 April 2010 to 27 April 2010. I also attended meetings in Ulaanbataar with Mongolian authorities to discuss the Mineral reserves in 2006, 2007 and 2010 and made other visits to Mongolia and China as part of work on the project.

e) Responsibilities:
I was responsible for the overall preparation of the report and in particular the open pit design and mineral reserve estimate of the Technical Report.

f) Independence:
I am independent of Entrée Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
I have been working on various aspects of the studies of the project since 2003.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June, 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June, 2010.

/s/Bernard Peters

Bernard Peters

lhillcertificatebpetersjune2010rev0.docx

AMEC Minproc Limited
Level 3, 68 Grenfell Street
Adelaide South Australia 5000
Australia
Tel +61 (0) 8 8177 3600
Fax +61 (0) 8 8223 2784

PO Box 3262 Rundle Mall
Adelaide South Australia 5000
Australia

www.minproc.com
ABN 52 008 992 694

SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Canada

vancouver@srk.com
www.srk.com

Tel: 604.681.4196
Fax: 604.687.5532

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Bernard Peters
AMEC Minproc Limited, Level 3, 68 Grenfell Street, Adelaide South Australia 5000, Australia
Mining Engineer, employed as Principal Mining Consultant, AMEC Minproc Limited.

b) Title and Date of Technical Report:
Lookout Hill Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the University of Melbourne, Australia with a Bachelor of Engineering in Mining Engineering in 1986. I am a member of the Australasian Institute of Mining and Metallurgy (no. 201743). I have practised my profession continuously since 1986 and have experience in mining operations and consulting at and for mines in various countries including Australia, Bolivia, Indonesia, Kazakstan, Kyrgyzstan, Mongolia, Peru, Philippines and Russia. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d) Site Inspection:
I visited the property from 30 March 2003 to 5 April 2003, from 15 July 2003 to 17 July 2003, from 28 April 2006 to 5 May 2006 and from 25 April 2010 to 27 April 2010. I also attended meetings in Ulaanbataar with Mongolian authorities to discuss the Mineral reserves in 2006, 2007 and 2010 and made other visits to Mongolia and China as part of work on the project.

e) Responsibilities:
I was responsible for the overall preparation of the report and in particular the open pit design and mineral reserve estimate of the Technical Report.

f) Independence:
I am independent of Entree Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
I have been working on various aspects of the studies of the project since 2003.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June, 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June, 2010.

/s/Jarek Jakubec

Jarek Jakubec

LHillcertificateJJakubecJune2010.docx

Group Offices:
Africa
Asia
Australia
Europe
North America
South America

Canadian Offices:
Saskatoon 306.955.4778
Sudbury 705.682.3270
Toronto 416.601.1445
Vancouver 604.681.4196
Yellowknife 867.445.8670

U.S. Offices:
Anchorage 907.677.3520
Denver 303.985.1333
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Quantitative Group
Our Skills On *Your* Team™

Geostatistics
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Reconciliation & Grade Control
Audit & Due Diligence
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CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Scott Jackson
Quantitative Group Pty Ltd, Level 2, Cantonment, Fremantle, WA, 6160, Australia
Geologist-Geostatistician, employed as Principal Consultant, Quantitative Group Pty Ltd.

b) Title and Date of Technical Report:
Lookout Hill Property Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the University of Western Australia, Australia with a Bachelor of Science (with Honours) in Geology in 1989. I also graduate from Paris School of Mines, France with a postgraduate degree in Geostatistics ('CFSG'). I am a member of the Australasian Institute of Mining and Metallurgy (no. 201735). I have practised my profession continuously since 1989 and have experience in mining operations and consulting at and for mines in various countries including Australia, Canada, Indonesia, Iran, Laos, Mongolia, New Caledonia, New Zealand, and Papua New Guinea. I have specific experience in large porphyry Cu-Au deposits such as Ok Tedi and Cadia Hill. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d) Site Inspection:
I visited the property from 19 to 22 February 2008 and 2 September 2008 to 12 September 2008

e) Responsibilities:
I was jointly responsible for the Geology, Sampling, Assaying and Mineral Resources sections of the Technical Report.

f) Independence:
I am independent of Entrée Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement:
Nil

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June, 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 13th day of June, 2010.

/s/ Scott Jackson

Scott Jackson

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192), trading as QG address : Suite 12, 18 Parry St Fremantle WA, Australia 6160 (PO Box 1304 Fremantle WA, Australia 6959)
phone : +61 (0) 8 9433 3511 | fax : +61 (0) 8 9433 3611 | email : info@qgroup.net.au | web : www.qgroup.net.au

right **people**, right **places**

amec

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Dean David
AMEC Minproc Limited, Level 14, 140 St Georges Terrace, Perth, WA, 6000, Australia
Employed as Process Consultant by AMEC Minproc Limited.

b) Title and Date of Technical Report:
Lookout Hill Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the South Australian Institute of Technology (Now University of South Australia) in 1982 with a Bachelor of Applied Science in Metallurgy. I am a Fellow of the Australasian Institute of Mining and Metallurgy (no.102351). I have practised my profession as a metallurgist for a total of 23 years and with AMEC Minproc since October 2003. As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

d) Site Inspection:
I visited the property from Monday June 1 to Friday June 5 2010. Whilst on site I inspected the core library, site preparations for mining and milling facilities, geological facilities, administration facilities local infrastructure and site accommodation.

e) Responsibilities:
I was responsible for the preparation of the Processing Sections.

f) Independence:
I am independent of Entrée Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
Prior to the preparation of the Technical Report I participated in a project review.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June , 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June 2010.

/s/ Dean David

Dean David

lhillcertificateddavidjune2010rev0.docx

AMEC Minproc Limited
Level 3, 68 Grenfell Street
Adelaide South Australia 5000
Australia
Tel +61 (0) 8 8177 3600
Fax +61 (0) 8 8223 2784

PO Box 3262 Rundle Mall
Adelaide South Australia 5000
Australia

www.minproc.com
ABN 52 008 992 694

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Owen Cullingham, P. Geol., P. Geo.
O.R.Cullingham Resource Consultant Ltd.
128 Oakcliffe Place S.W.
Calgary, AB T2V 0J8

b) Title and Date of Technical Report:
Lookout Hill Property Technical Report dated June 2010 (the "Technical Report")

c) Qualifications:
I graduated with a B.Sc. degree in Geology from the University of Calgary in 1971.

I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, licence number # 20409. I am also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, member # M33886.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

d) Site Inspection:
I visited the property from October 4 to 14, 2008 and again from May 3 to 10, 2009. While on site, advised on various aspects of the coal exploration and geology, sample handling, analytical requirements and made various recommendations for process improvements. I also visited both SGS Mongolia and ACTLABS, Mongolia, laboratories.

e) Responsibilities:
I was responsible for reviewing and helping prepare the sections of the report pertinent to coal exploration and coal quality.

f) Independence:
I am independent of Entree Gold Inc., in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
Prior to the preparation of the Technical Report I carried out site visits and advised on, and reviewed technical issues on a periodic basis when requested.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of June 9, 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 9th day of June, 2010.

/s/ Owen Cullingham

Owen Cullingham

Certificate of Author

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Albert Victor Chance
Golder Associates Ltd.. 500-4260 Still Creek Drive, Burnaby, B.C., Canada
Geological Engineer, employed as Principal Geotechnical Consultant, Golder Associates Limited.

b) Title and Date of Technical Report:
Lookout Hill Technical Report dated 9 June 2010 (the "Technical Report")

c) Qualifications:
I graduated from the University of British Columbia with a Bachelor of Applied Science degree in Geological Engineering in 1982. I am a member of the Association of Professional Engineers of the Province of British Columbia (no. 16370). I have practised my profession continuously since 1982 and have experience in mining operations and consulting at and for open pit mines in various countries including Canada, United States, Kyrgyzstan, Mongolia, Philippines, Venezuela, Honduras and Panama. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

e) Responsibilities:
I was responsible for the Oyu Tolgoi open pit geotechnical design of the Technical Report.

f) Independence:
I am independent of Entrée Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
None.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of 9 June 2010, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June 2010.

A.V. Chance
Golder Associates Limited.
P. Eng. (B.C.)

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects as published 30 December 2005, Part 8.1.

a) Name, Address, Occupation:
Bruce Brown
Rio Tinto, 1 Research Avenue, Bundoora 3084 Australia

b) Title and Date of Technical Report:
Lookout Hill Technical Report dated June 2010 (the "Technical Report")

c) Qualifications:
B.E. (hons), PhD., P.Eng. (British Columbia)

d) Site Inspection:
I visited the property from June 1,-June 7, 2009

e) Responsibilities:
I was responsible for the preparation of the Tailings Storage Facility Sections of the Technical Report.

f) Independence:
I am independent of Entree Gold Inc. in accordance with the application of Section 1.4 of National Instrument 43-101.

g) Prior Involvement
I have been working on various aspects of the studies of the project since 2007.

h) Compliance with NI 43-101
I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i) Disclosure
As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, this 10th day of June, 2010.

/s/ Bruce Brown

Bruce Brown
Rio Tinto